05013670

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Medical Facilities Corporation

*CURRENT ADDRESS 250 Yonge Street
Toronto, Ontario
CANADA

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 2 0 2006
THOMSON FINANCIAL

FILE NO. 82- 34942 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 1/18/06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Medical Facilities Corporation announces December distribution

TORONTO, Jan. 20 /CNW/ - Medical Facilities Corporation (TSX:DR.UN) (the "Company") announced today that a cash payment of Cdn$0.0917 per Income Participating Security will be payable on February 15, 2005 to holders of record of Income Participating Securities at the close of business on January 31, 2005.

Each of the Company's Income Participating Securities is comprised of one common share and Cdn$5.90 aggregate principal amount of 12.5% subordinated notes. The total payment of Cdn$0.0917 reflects a cash dividend of Cdn$0.0302 per common share and an interest payment of Cdn$0.0615 per Cdn$5.90 aggregate principal amount of 12.5% subordinated notes each for the month of December. The ex-dividend date for this distribution will be January 27, 2005.

Medical Facilities Corporation owns a 51% interest in each of three surgical hospitals located in the State of South Dakota.

The securities offered have not been, nor will be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such jurisdiction.

%SEDAR: 00020386E

/For further information: Michael Salter, Chief Financial Officer, telephone: (local) (416) 848-7380, (outside of Toronto) 1-877-402-7162/
(DR.UN.)

CO: Medical Facilities Corporation

CNW 16:43e 20-JAN-05

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Medical Facilities Corporation announces February distribution

TORONTO, Feb. 18 /CNW/ - Medical Facilities Corporation (TSX:DR.UN) (the "Company") announced today that a cash payment of Cdn$0.0917 per Income Participating Security will be payable on March 15, 2005 to holders of record of Income Participating Securities at the close of business on February 28, 2005.

Each of the Company's Income Participating Securities is comprised of one common share and Cdn$5.90 aggregate principal amount of 12.5% subordinated notes. The total payment of Cdn$0.0917 reflects a cash dividend of Cdn$0.0302 per common share and an interest payment of Cdn$0.0615 per Cdn$5.90 aggregate principal amount of 12.5% subordinated notes each for the month of February. The ex-dividend date for this distribution will be February 24, 2005.

Medical Facilities Corporation owns a 51% interest in each of three surgical hospitals located in the State of South Dakota.

The securities offered have not been, nor will be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such jurisdiction.

%SEDAR: 00020386E

/For further information: contact: Michael Salter, Chief Financial Officer, telephone: (local) (416) 848-7380, (outside of Toronto) 1-877-402-7162/

(DR.UN.)

CO: Medical Facilities Corporation

CNW 13:00e 18-FEB-05

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Medical Facilities Corporation announces March distribution

TORONTO, March 21 /CNW/ - Medical Facilities Corporation (TSX:DR.UN) (the "Company") announced today that a cash payment of Cdn$0.0917 per Income Participating Security will be payable on April 15, 2005 to holders of record of Income Participating Securities at the close of business on March 31, 2005.

Each of the Company's Income Participating Securities is comprised of one common share and Cdn$5.90 aggregate principal amount of 12.5% subordinated notes. The total payment of Cdn$0.0917 reflects a cash dividend of Cdn$0.0302 per common share and an interest payment of Cdn$0.0615 per Cdn$5.90 aggregate principal amount of 12.5% subordinated notes each for the month of February. The ex-dividend date for this distribution will be March 29, 2005.

Medical Facilities Corporation owns a 51% interest in each of three surgical hospitals located in the State of South Dakota.

The securities offered have not been, nor will be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such jurisdiction.

%SEDAR: 00020386E

/For further information: contact: Michael Salter, Chief Financial Officer, telephone: (local) (416) 848-7380, (outside of Toronto) 1-877-402-7162/

(DR.UN.)

CO: Medical Facilities Corporation

CNW 16:11e 21-MAR-05

Computershare

Investor Services

100 University Avenue
Toronto, Ontario
M5J 2Y1
Telephone 1-800-663-9097
www.computershare.com

Canada
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USA

March 21, 2005

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator of Securities, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorité des marchés financiers
Securities Division, Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Registrar of Securities, Nunavut
The Toronto Stock Exchange

Dear Sirs:

Subject: Notification of Meeting and Record Date

We advise the following with respect to the Annual & Special Meeting of Shareholders for the subject Corporation:

1.	Name of the Reporting Issuer	: Medical Facilities Corporation
2.	Date Fixed for the Meeting	: May 11, 2005
3.	Record Date for Notice	: April 8, 2005
4.	Record Date for Voting	: April 8, 2005
5.	Beneficial Ownership Determination Date	: April 8, 2005
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting	: Income Participating Securities
7.	Classes or Series of Securities that entitle the holder to Vote at the Meeting	: Income Participating Securities
8.	ISIN / CUSIP	: CA58457V2066/58457V206

Yours truly,

(Signed)
Mirium Harryman
Client Service Administrator
Stock Transfer Services
(416)263-9463
(416)981-9800

mfc MEDICAL FACILITIES CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE PERIOD FROM MARCH 29, 2004 TO DECEMBER 31, 2004

March 29, 2005

The information in this Management's Discussion and Analysis ("MD&A") is supplemental to, and should be read in conjunction with the consolidated financial statements of Medical Facilities Corporation (the "Corporation") for the period ended December 31, 2004, which financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Substantially all of the Corporation's operating cash flows are in U.S. dollars and accordingly all amounts presented herein are stated in U.S. dollars, unless indicated otherwise.

This discussion contains forward-looking statements. Please see "Note Regarding Forward-Looking Statements" for a discussion of the risks, uncertainties and assumptions relating to those statements. This discussion also makes reference to certain non-GAAP measures to assist in assessing the Corporation's financial performance. Non-GAAP earnings measures do not have any standard meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

Additional information about, and the Annual Information Form filed by, Medical Facilities Corporation (the "Corporation") are available on SEDAR at www.sedar.com.

This Management's Discussion and Analysis is presented in the following sections:

- **Corporate Overview**
- **Non-GAAP Financial Measure – Cash Available for Distribution**
- **Condensed Consolidated Financial Highlights**
- **Analysis of Operating and Financial Results**
- **Liquidity and Financial Condition**
- **Financial Instruments**
- **Critical Accounting Estimates**
- **Related Party Transactions**
- **Risk Factors**
- **Outlook**
- **Note Regarding Forward-Looking Statements**

CORPORATE OVERVIEW

The Corporation owns a 51% interest in each of three limited liability partnerships (the "Centers"), each of which owns a specialty surgical hospital located in South Dakota. The three Centers perform scheduled surgical, imaging and diagnostic procedures and derive their revenue from the fees charged for the use of their facilities.

The Corporation acquired its interest in the hospitals using substantially all of the net proceeds from its initial public offering of 22,173,212 Income Participating Securities ("IPS") (total proceeds of Cdn$221,732,120), which closed on March 29, 2004.

Each IPS consists of one common share of the Corporation and Cdn$5.90 principal amount of subordinated notes of the Corporation (the "Subordinated Notes").

The Corporation distributes a majority of its free cash flows from operations to holders of its IPS with a portion of such distributions being interest payments on its Subordinated Notes and a portion being dividends on its common shares. The Corporation believes that a reconciliation of cash available for distribution on its IPS to reported net income provides a useful measure of the Corporation's operations. In particular, the Corporation believes that investors should be able to ascertain the extent to which the distributions are funded by operations as discussed below.

NON-GAAP FINANCIAL MEASURE – CASH AVAILABLE FOR DISTRIBUTION

Cash available for distribution is a non-GAAP measure, and is not intended to be representative of cash flow or results of operations determined in accordance with GAAP. Investors are cautioned that cash available for distribution, as calculated by the Corporation, is unlikely to be comparable to similar measures used by other issuers.

The major differences between cash available for distribution, which is not a defined term under Canadian GAAP, and net income (loss) as reported in the Corporation's financial statements are:

1) Depreciation and amortization, principally amortization of intangible assets acquired in connection with the acquisition of the three Centers,

2) Unrealized foreign exchange gains and losses on its Canadian dollar denominated Subordinated Notes which are a component of its IPS (each IPS consists of one common share and Cdn$5.90 principal amount of the Subordinated Notes),

3) Interest on the Subordinated Notes, and

4) Maintenance capital expenditures.

Reconciliation of cash available for distribution to net loss.

		Three Months Ending Dec 31, 2004 ($000s) (unaudited)	Period From March 29, 2004 to Dec 31, 2004 ($000s) (unaudited)
NET LOSS FOR THE PERIOD		**(5,421)**	**(10,941)**
Add:			
Minority interest in income of subsidiaries		5,442	14,941
Depreciation and amortization		2,578	7,624
Interest expense (net of interest income)		3,412	10,305
Unrealized loss on foreign currency		5,803	11,172
		11,814	**33,101**
Less:			
Minority interest in cash flow of subsidiaries		(5,615)	(15,325)
Interest expense (other than on subordinated notes)		(240)	(703)
Repayment of term debt (non revolving)		(123)	(398)
Maintenance capital expenditures		(516)	(1,550)
CASH AVAILABLE FOR DISTRIBUTION TO IPS	**USD**	**5,320**	**15,125**
CASH AVAILABLE FOR DISTRIBUTION TO IPS (note 1)	**CDN**	**7,035**	**20,274**
PER IPS UNIT	**CDN**	**$ 0.317**	**$ 0.914**
TOTAL DISTRIBUTIONS			
Interest on subordinated notes	CDN	4,091	12,404
Dividends on common shares	CDN	2,009	6,091
	CDN	6,100	18,495
PER IPS UNIT	**CDN**	**$ 0.275**	**$ 0.834**

Note 1: Represents average exchange rate of US$1.00 equals Cdn$1.3224 for the three months ending December 31, 2004 and Cdn$1.3404 for the period March 29 to December 31, 2004.

In the period from March 29, 2004 to December 31, 2004, the Corporation generated cash available for distributions of Cdn$20.3 million, which exceeded distributions declared in respect of this period by Cdn$1.8 million. On a per IPS basis, cash available for distribution was Cdn$0.914, or 9.6% higher than distributions declared of Cdn$0.834.

The Corporation's monthly distribution rate of Cdn$0.09167 per IPS was established by the Corporation at the time of its Initial Public Offering and was, in large part, based on the results for the Centers acquired in connection therewith for the twelve months ending December 31, 2003. An analysis of the individual Center operating results is presented in the section entitled Analysis of Operating and Financial Results.

CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS

	1st Q 2004 ($000s) (unaudited) (Note 1)	2nd Q 2004 ($000s) (unaudited)	3rd Q 2004 ($000s) (unaudited)	4th Q 2004 ($000s) (unaudited)	Period From Mar 29 to Dec 31, 2004 ($000s)
NET FACILITY SERVICE REVENUE	967	22,710	22,965	25,349	71,991
EXPENSES	517	12,307	12,560	13,540	38,924
DEPRECIATION AND AMORTIZATION	28	930	4,088	2,578	7,624
INTEREST EXPENSE, NET	111	3,386	3,396	3,412	10,305
MINORITY INTEREST	205	4,710	4,584	5,442	14,941
NET PROFIT (LOSS) BEFORE UNREALIZED FOREIGN CURRENCY LOSS	106	1,395	(1,652)	382	231
UNREALIZED LOSS ON FOREIGN CURRENCY	-	417	4,952	5,803	11,172
NET PROFIT (LOSS) FOR THE PERIOD	**106**	**978**	**(6,604)**	**(5,421)**	**(10,941)**
BASIC & FULLY DILUTED LOSS PER SHARE	**$ 0.005**	**$ 0.044**	**$ (0.298)**	**$ (0.244)**	**$ (0.493)**

Note 1: The 1st Quarter is for the period from March 29, 2004 to March 31, 2004.

Net facility service revenue ("net revenue") for the period from March 29, 2004 to December 31, 2004 totaled $72.0 million. Expenses totaling $38.9 million comprise salaries and benefits, drugs and supplies, and general and administrative costs, being 24.0%, 16.3%, and 12.2% respectively of net revenue. Minority interest in income of subsidiaries was $14.9 million and net income before deduction of an unrealized $11.2 million foreign currency loss related to the Subordinated Notes payable was $0.2 million. The Subordinated Notes payable are denominated in Canadian dollars and are reflected in the financial statements at the rate of exchange in effect at the balance sheet date. Given the long term maturity of the Subordinated Notes payable and the fact that the Subordinated Notes payable trade in combination with the Corporation's common shares, the Corporation believes that comparisons of net income before unrealized currency fluctuations related to the Subordinated Notes payable provide important information for holders of IPS.

For the three months ended December 31, 2004, net revenue totaled $25.3 million. Net revenue for the fourth quarter, which is typically somewhat stronger than the other quarters due to seasonal factors, does reflect a continuing strengthening of revenues in general as discussed further in Analysis of Operating and Financial Results. Expenses totaling $13.5 million comprise salaries and benefits, drugs and supplies, and general and administrative costs, being 23.7%, 15.8%, and 12.2% respectively of net revenue. Minority interest in income of subsidiaries was $5.4 million and net income before deduction of an unrealized $5.8 million foreign currency loss related to the Subordinated Notes payable was $0.4 million. Depreciation and amortization for the third quarter reflected amortization of intangible costs for the period from March 29 to

September 30, 2004, which was recorded upon finalization of the allocation of the purchase price for the Centers.

As at December 31, 2004, the Corporation had net working capital of $15.6 million, including cash balances of $4.2 million and accounts receivables of $15.3 million. Accounts payable and accrued liabilities totaled $9.1 million. Total assets at December 31, 2004 were $195.6 million and total long-term liabilities were $127.9 million. Cash dividends declared in the period from March 29, 2004 to December 31, 2004 totaled Cdn$0.275 per common share.

ANALYSIS OF OPERATING AND FINANCIAL RESULTS

As the Corporation commenced operations on March 29, 2004, there are no prior financial statements for the Corporation that can be used on a comprehensive basis for comparing the current period operating results with prior periods. In order to enhance its usefulness, this management discussion and analysis includes a summary of the operating results of each of the Centers for the three months and year ended December 31, 2004 compared to the three months and year ended December 31, 2003. As the periods, or portions thereof, are prior to the purchase by the Corporation of its 51% interest, this information is provided for reference purposes only, and is not intended as a comprehensive comparison of financial results. Corporate expenses relate to the operations of the Corporation since its initial public offering and accordingly, there are no comparative expenses in 2003.

Three Months Ended December 31, 2004 Compared to the Three Months Ended December 31, 2003.

	Three Months Ending December 31, 2004 ($'000s) (unaudited)	Three Months Ending December 31, 2003 (Note 1) ($'000s) (unaudited)	% change
Net Revenues:			
Black Hills Surgery Center, LLP	11,581	10,999	5.3%
Sioux Falls Surgical Center, LLP	10,931	10,448	4.6%
Dakota Plains Surgical Center, LLP	2,823	2,486	13.5%
	25,335	23,933	5.9%
Salaries & Benefits:			
Black Hills Surgery Center, LLP	2,862	2,779	3.0%
Sioux Falls Surgical Center, LLP	2,197	2,409	-8.8%
Dakota Plains Surgical Center, LLP	633	540	17.2%
Corporate	293		
	5,985	5,728	4.5%
Drugs and Supplies:			
Black Hills Surgery Center, LLP	1,522	1,827	-16.7%
Sioux Falls Surgical Center, LLP	1,827	1,863	-1.9%
Dakota Plains Surgical Center, LLP	640	326	96.5%
	3,989	4,016	-0.7%
General & Administrative:			
Black Hills Surgery Center, LLP	1,346	1,159	16.1%
Sioux Falls Surgical Center, LLP	1,001	935	7.1%
Dakota Plains Surgical Center, LLP	283	198	42.9%
Corporate	467		
	3,097	2,292	35.1%
Income before interest expense, depreciation & amortization, and other expenses (income):			
Black Hills Surgery Center, LLP	5,851	5,234	11.8%
Sioux Falls Surgical Center, LLP	5,613	5,236	7.2%
Dakota Plains Surgical Center, LLP	1,105	1,232	-10.2%
Corporate	(760)	0	
	11,809	11,702	0.9%

Note 1: Amounts for the three months ending December 31, 2003 include the historical results of the respective Centers prior to the Corporation's acquisition of a 51% ownership interest in the Centers, which occurred on March 29, 2004.

The changes in the components of operating results as shown in the preceding table are discussed below Center by Center.

Black Hills Surgery Center, LLP

Net revenue for the three months ended December 31, 2004 increased by 5.3% over the corresponding period in 2003 to $11.6 million, primarily due to a 3.9% increase in cases.

A 3.0% year over year increase in salaries and benefits reflects normal salary adjustments. The cost of drugs and supplies for the three months ended December 31, 2004 decreased by 16.7% over the same period of 2003 as a result of continued purchasing efficiencies and the inclusion of certain supplies in inventory, which had previously been expensed. General & administrative costs increased by 16.1% to $1.3 million for the three months ended December 31, 2004, primarily due to an increase in bad debt expenses to levels consistent with years prior to 2003.

Sioux Falls Surgical Center, LLP

Net revenue for the three months ended December 31, 2004 were $10.9 million, or $0.5 million higher than net revenue of $10.4 million for the same period of 2003, primarily due to higher per case revenue as a result of a favorable case and payor mix and a service rate increase. Salaries and benefits costs decreased by 8.8% over 2003 reflecting lower overtime costs in 2004 versus 2003 and a special one time provision for bonuses in 2003. As a percentage of net revenue, the cost of drugs and supplies decreased to 16.7% versus 17.8% in 2003, primarily due to purchasing efficiencies. General & administrative costs increased by 7.1% to $1.0 million for the three-month period ended December 31, 2004, reflecting higher bad debt expense and costs related to promoting the Corporation's viewpoint concerning the temporary specialty hospital moratorium (see Risk Factors).

Dakota Plains Surgical Center, LLP

Net revenue for the three months ended December 31, 2004 were $2.8 million, an increase of 13.5% over net revenue of $2.5 million for the prior year. This increase is the result of a favorable case mix and higher per case revenues. Salaries and benefits increased by 17.2% reflecting higher intensity care coupled with an increase in vacation coverage costs for Certified Registered Nurse Anesthetists. General and administrative expenses increased by 42.9% from the same period a year earlier primarily due to an increase in equipment rentals and marketing expense and costs related to promoting the Corporation's viewpoint concerning the temporary specialty hospital moratorium (see Risk Factors).

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003.

	Year Ending December 31, 2004 (Note 1) ($'000s) (unaudited)	Year Ending December 31, 2003 (Note 1) ($'000s) (unaudited)	% change
Net Revenues:			
Black Hills Surgery Center, LLP	45,189	41,592	8.6%
Sioux Falls Surgical Center, LLP	39,003	35,259	10.6%
Dakota Plains Surgical Center, LLP	9,747	8,327	17.0%
	93,939	85,178	10.3%
Salaries & Benefits:			
Black Hills Surgery Center, LLP	11,252	10,633	5.8%
Sioux Falls Surgical Center, LLP	8,525	7,691	10.8%
Dakota Plains Surgical Center, LLP	2,410	2,196	9.7%
Corporate	520		
	22,707	20,520	10.7%
Drugs and Supplies:			
Black Hills Surgery Center, LLP	6,811	6,990	-2.6%
Sioux Falls Surgical Center, LLP	6,464	6,068	6.5%
Dakota Plains Surgical Center, LLP	1,970	1,479	33.2%
	15,245	14,537	4.9%
General & Administrative:			
Black Hills Surgery Center, LLP	5,582	5,017	11.3%
Sioux Falls Surgical Center, LLP	3,615	3,904	-7.4%
Dakota Plains Surgical Center, LLP	943	783	20.5%
Corporate	960		
	11,100	9,704	14.4%
Income before interest expense, depreciation & amortization, and other expenses (income):			
Black Hills Surgery Center, LLP	21,544	18,952	13.7%
Sioux Falls Surgical Center, LLP	19,319	17,132	12.8%
Dakota Plains Surgical Center, LLP	3,763	3,167	18.8%
Corporate	(1,480)		
	43,146	39,251	9.9%

Note 1: Amounts for the year ending December 31, 2003 and 2004 include the historical results of the respective Centers prior to the Corporation's acquisition of a 51% ownership interest in the Centers, which occurred on March 29, 2004. Corporate expenses are for the period March 29 to December 31, 2004.

Black Hills Surgery Center, LLP

A favorable shift in case mix and the resulting higher per case revenue was the primary reason for an 8.6% year over year increase in net revenue. Total number of surgical cases performed increased marginally by 0.3% over 2003. Drugs and supplies as a percentage of net revenue decreased to 15.1% from 16.8% as a result of a shift in the nature of cases performed and continuing purchasing efficiencies. General and administrative expenses increased by 11.3% from the same period last year, primarily due to an increase in bad debt expenses to levels consistent with years prior to 2003.

Sioux Falls Surgical Center, LLP

Net revenue for the full year 2004 was up 10.6% over 2003 primarily due to a favorable case and payor mix, and a service rate increase. Total cases performed were virtually unchanged from the year earlier. Increases in salaries and benefits reflect annual salary adjustments, increased staffing levels in the surgical suites and post anesthetic care area, and addition of housekeeping staff. Termination of the housekeeping outsourcing contract was a major factor in the decline in general and administrative expenses.

Dakota Plains Surgical Center, LLP

A 2.4% increase in the number of surgical cases combined with a favorable case mix and service rate increase contributed to net revenue increasing 17.0% in 2004 over 2003. Salaries and benefits increased due to annual salary adjustments and increased staffing levels driven by increased case levels. General and administrative expenses increased by 20.5% from the same period a year earlier primarily due to an increase in bad debts expense.

LIQUIDITY AND FINANCIAL CONDITION

The Corporation is dependent upon cash generated from operating activities of the Centers, which is the source of financing its operations and meeting its contractual obligations. The Centers distribute, on a monthly basis, substantially all of their cash flows to the Corporation and the minority partnership interests. A reconciliation of net loss as reported to cash available for distribution is presented in the section Non-GAAP Financial Measure – Cash Available for Distribution.

Dividend declarations are determined based on periodic reviews of the Corporation's earnings before amortization and unrealized foreign currency losses on its subordinated notes payable and related cash flows. Such declarations take into account the Corporation's structure whereby available cash is to be distributed to the maximum extent possible after (i) interest on the Subordinated Notes, (ii) other debt service obligations, (iii) other expense and tax obligations, and (iv) reasonable reserves for working capital and capital expenditures.

The Centers have in place credit facilities in an aggregate amount of $29.2 million, of which $18.9 million was utilized as at December 31, 2004. The balance available under the credit facilities, combined with cash on hand as at December 30, 2004, are available to manage the Corporation's accounts receivable, inventory and other short-term cash

requirements, including timing differences with regard to the payment of U.S. withholding taxes.

The following table sets out the mandatory repayments due under the credit facilities and other contractual obligations:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
			(US$ thousands)		
Revolving long term debt	12,638		12,638		
Long term debt	6,224	289	5,360	575	
Capital Lease Obligation	760	221	539		
Operating Leases	387	262	125		
IPS Subordinated Notes Payable	108,837				108,837
Total Contractual Obligations	**$128,846**	**$772**	**$18,662**	**$575**	**$108,837**

The Black Hills Center is expanding its imaging facility. The expansion is expected to cost approximately $4.1 million consisting of $2.3 million for the imaging equipment, which will be financed by an affiliate of the vendor over five years, and approximately $1.8 million for construction. The Center has arranged new financing sufficient to fund this construction.

The Corporation expects to be able to renew or refinance the various credit facilities as they come due at then current market rates.

FINANCIAL INSTRUMENTS

All of the Corporation's operations and earnings are in U.S. dollars while distributions to holders of its Income Participating Securities are made in Canadian dollars.

With respect to the payment of distributions and the conversion from U.S. to Canadian currency, the Corporation has entered into forward foreign exchange contracts. As at December 31, 2004, the Corporation had 36 monthly forward foreign exchange contracts outstanding as follows:

Contract Value Dates	# Contracts	US$ to be Delivered	Cdn$ to be Delivered	Cdn$ per US$
		($millions)	($millions)	
Jan – Dec 2005	12	$18.0	$24.4	$1.35
Jan – Dec 2006	12	$18.0	$24.4	$1.35
Jan – Dec 2007	12	$18.0	$23.3	$1.35 - $1.18
		$54.0	**$72.1**	

Under the terms of the hedging contracts, the Corporation is required to deliver approximately US$1.5 million dollars monthly (US$54.0 million in aggregate) in exchange for Canadian dollars at the stipulated exchange rates ($72.1 million Cdn. in aggregate). The Corporation has provided the financial institution that is the other party to the hedge contracts with collateral in the amount of $3.1 million.

The Corporation had unrealized foreign exchange gains on the open forward foreign exchange hedges totaling $5.7 million as of December 31, 2004. If the Corporation had liquidated the contracts and realized a gain, it would be exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar with respect to required payments on the Subordinated Notes. It is the Corporation's intention to maintain these contracts in place until their scheduled value dates in order to hedge distributions.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Management estimates are required with respect to valuation of acquired assets and liabilities, intangible assets, goodwill, accounts receivable and inventories and the determination of net revenue and income tax provisions.

Net revenue of the Corporation include amounts for services billed to federal and state agencies, private insurance carriers, employers, managed care programs, and patients. Billed revenues are recorded net of the contractual adjustments provided for under the various agreements with the majority of these third party payors. Management establishes the contractual allowance adjustments and allowances for doubtful accounts based on third party contracts in effect and based on historical payment data, current economic conditions, and other pertinent factors for each Center.

RELATED PARTY TRANSACTIONS

Physicians, who control the 49% minority interests in each of their respective Centers, routinely provide independent professional services directly to patients utilizing the facilities of the Centers.

Note 12 of the Corporation's consolidated financial statements contains details of transactions with related parties.

RISK FACTORS

Risks Related to the Business and the Industry of the Corporation

The revenue and profitability of the Corporation and its subsidiaries, including the Centers, depend heavily on payments from third-party payors, including government healthcare programs (Medicare and Medicaid) and managed care organizations, which are subject to frequent cost containment initiatives. Changes in the terms and conditions of, or reimbursement levels under, insurance or healthcare programs, which are typically short-term agreements, could adversely affect the revenue and profitability of the Corporation. The Corporation's revenues and profitability could be impacted by its ability to obtain and maintain contractual arrangements with insurers and payors active in its service area and by changes in the terms of such contractual arrangements.

The revenue and profitability of the Centers is dependent upon physician relationships. There can be no assurance that physician groups performing procedures at the Centers will maintain successful medical practices or that one or more key members of a particular physician group will continue practicing with that group or that the members of that group will continue to perform procedures at the Centers at current levels, or at all.

Healthcare facilities, such as the Centers, are subject to numerous legal, regulatory, professional and private licensing, certification and accreditation requirements. Receipt and renewal of such licenses, certifications and accreditations are often based on inspections, surveys, audits, investigations or other reviews, some of which may require affirmative compliance actions by the Centers that could be burdensome and expensive.

There are a number of United States federal and state regulatory initiatives, which apply to healthcare providers, and in particular specialty hospitals, including the Centers. Among the most significant are the federal Anti-Kickback Statute; the federal Stark Act; and the federal rules relating to management and protection of patient records and patient confidentiality. A moratorium on expansion of physician owned, and new physician ownership of, specialty surgical hospitals is due to expire in June 2005. The final report of the Medicare Payment Advisory Commission, which has recently been released, recommends an 18-month extension of this moratorium and a review of Diagnostic Related Guide payments. The Congress of the United States of America has not yet taken any action with respect to this recommendation.

While the Centers carry general and professional liability insurance against claims arising in the ordinary course of business, the insurance market is dynamic and there can be no assurance that adequate coverage will be available in the future, nor that any coverage in place will be adequate to cover claims.

Any expansion of the Centers will require additional capital, which may be funded through additional debt or equity financings. These funding sources could result in significant additional interest expense or ownership dilution to current holders of the Corporation's securities. Additionally, the complex regulatory requirements to which the Centers are subject may limit their ability to expand.

There is significant competition in the healthcare business. The Centers compete with other healthcare facilities in providing services to physicians and patients, contracting with managed care payors and recruiting qualified staff.

Risks Related to the Structure of the Corporation

The Corporation is solely dependent on the operations and assets of the Centers through the indirect ownership of 51% of those partnerships. Future distributions by the Corporation are not guaranteed and are totally dependent upon the operating results and related cash flows from the Centers.

The payout by the Centers and the Corporation of substantially all of their operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future.

The Corporation's distributions to its security holders are denominated in Canadian dollars whereas all of its revenue is denominated in U.S. dollars. To the extent that future distributions are not covered by foreign currency exchange contracts, the Corporation is exposed to currency exchange rate risk.

Interest on the Corporation's Subordinated Notes will be deducted for purposes of calculating taxes payable in the United States by the Corporation. There can be no assurance that U.S. tax authorities will not seek to challenge the treatment of these notes as debt or the amount of interest expense deducted. This would reduce the Corporation's after-tax income available for distribution, thereby reducing the Corporation's ability to declare dividends.

There can be no assurance that the Corporation will be able to repay the principal amount outstanding on its Subordinated Notes payable when due. Additionally, the Subordinated Notes are payable in Canadian dollars, therefore the Corporation is exposed (at maturity and or repayment) to currency exchange rate risk with respect to the principal amount of this indebtedness.

The limited cash flow guarantees provided by each Center with respect to the interest payments on the subordinated debt may not be enforceable, thereby reducing the cash available for payment of interest on the subordinated debt.

Non-competition agreements executed by physician owners of the minority interests in the Centers may not be enforceable, which lack of enforceability could impact the revenues and profitability of the Centers.

Except in certain circumstances, the Corporation does not have the ability to direct day-to-day management of the Centers.

The degree to which the Corporation is leveraged on a consolidated basis could have important consequences to the holders of the IPSs, including the Corporation's and Centers' ability in the future to obtain additional financing for working capital, capital expenditures or other purposes may be limited; the Corporation or Centers being unable to refinance indebtedness on terms acceptable to the Corporation or at all; a significant portion of the Corporation's cash flow (on a consolidated basis) from operations is likely to be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations, capital expenditures and/or dividends on its common shares; and the Centers may be more vulnerable to economic downturns and be limited in their ability to withstand competitive pressures.

The Corporation has credit facilities that contain restrictive covenants that limit the discretion of the Corporation or its management with respect to certain matters. The ability of the Centers to make distributions will be subject to the restrictive covenants contained in each credit facility.

Additional IPSs or common shares may be issued by the Corporation pursuant to an Exchange Agreement with the holders of the minority interests in the Centers or in connection with a future financing or acquisition by the Corporation. The issuance of additional IPSs or Common Shares may dilute an investor's investment in the Corporation and reduce distributable cash per Common Share or per IPS.

The Corporation's subsidiary which holds the interests in the Centers is organized under the laws of the State of Delaware and each Center is formed under the laws of South Dakota. All of the assets of the Centers are located outside of Canada and certain of the directors and officers are residents of the United States. As a result, it may be difficult or impossible for investors to effect service within Canada upon the Corporation's subsidiary, the Centers or their directors and officers who are not residents of Canada or to realize against them in Canada upon judgments of courts of Canada predicated upon the civil liability provisions of applicable Canadian provincial securities laws.

There can be no assurance that the common shares and Subordinated Notes represented by the IPSs will continue to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans or that the Common Shares and Subordinated Notes represented by the IPSs will not be foreign property under the Tax Act.

The IPSs and the Common Shares have a limited public market history.

The market price for the IPSs may be subject to general volatility.

For further discussion of the foregoing and other risk factors reference should be made to the Corporation's Annual Information Form.

OUTLOOK

The Centers continue to experience strong demand for use of their facilities, combined with a trend to higher per case revenue. Demand for services continues to be positively impacted by changing demographics (increasing average age and life expectancy) and the development of new procedures. Management expects that service fee increases will exceed any escalation in operating costs. For the full year 2004, the Centers, which were acquired by the Corporation on March 29, 2004, achieved revenue growth of 10.3% over that of 2003. Operating income before interest, depreciation and amortization and other expenses, generated by the Centers increased by 13.7%. Management believes this performance is representative of the current market for the Centers' services, the general market for health care services and operating capabilities of the individual Centers.

The Corporation intends to maintain and enhance the operating efficiency of the Centers and to continue the cash distribution practices referred to in Liquidity and Financial Condition. Strategies to optimize the utilization of each Center include:

- an ownership and management structure with an emphasis on operational efficiency;
- ongoing refinement and implementation of clinical and administrative best practices;
- proactive marketing efforts directed at physicians, other healthcare providers, patients and payors;
- increasing the number of surgical, imaging and diagnostic procedures performed; and
- the disciplined introduction of new surgical procedures.

In addition, the Corporation will identify and, if appropriate, pursue strategic acquisition opportunities, in particular those that would be accretive and provide potential synergies with its existing Centers.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion and analysis contains forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control that could cause actual results to differ materially from those described in the forward-looking statements. The Corporation does not assume responsibility for the accuracy and completeness of those forward-looking statements and does not undertake the obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

MEDICAL FACILITIES CORPORATION ANNOUNCES 2004 RESULTS

TORONTO, CANADA – March 29, 2005 – Medical Facilities Corporation (the "Corporation")(TSX:DR.UN) has reported its financial results for the period from March 29, 2004 to December 31, 2004. All amounts are expressed in U.S. dollars unless indicated otherwise.

The Corporation generated cash available for distribution of Cdn$20.3 million or Cdn$0.914 per income participating security ("IPS"), which exceeded actual distributions of Cdn$18.5 million (Cdn$0.834 per IPS) by 9.6% or Cdn$1.8 million. Consolidated net revenues from the Corporation's three surgical hospitals (the "Centers") totalled $72.0 million in the period from March 29, 2004 to December 31, 2004.

For the full calendar year 2004 (which includes the period prior to their acquisition by the Corporation), the Centers generated net revenue of $93.9 million up 10.3% over the combined net revenues generated by the three facilities in 2003. Income for the same period before interest, depreciation and amortization and corporate expenses of the Corporation was up 13.7% over 2003. Similarly, for the fourth quarter ending December 31, 2004, net revenue generated by the Centers was up 5.9% over net revenue for the same quarter of 2003 while income before interest, depreciation and amortization and corporate expenses of the Corporation was up 7.4%

Net loss for the period from March 29, 2004 to December 31, 2004 was $10.9 million or $0.493 per IPS, which loss included an unrealized foreign currency loss of $11.2 million on the Corporation's subordinated debt that forms a part of its IPS.

A copy of the complete financial results is available at www.sedar.com.

The Corporation owns a 51% interest in each of three Centers, each of which is a specialty surgical hospital located in South Dakota. The three Centers perform scheduled surgical, imaging and diagnostic procedures and derive their revenue from the fees charged for the use of their facilities. The Corporation is structured so that a majority of its free cash flows from operations are distributed to holders of its IPS with a portion of such distributions being interest payments on the subordinated debt component.

This news release may be interpreted to contain forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control that could cause actual results to differ materially from those described in the forward-looking statements. The Company does not assume responsibility for the accuracy and completeness of those forward-looking statements and does not undertake the obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

-30-

For further information, contact:

Michael Salter, Chief Financial Officer
telephone: (local) 416-848-7380
(outside of Toronto) 1-877-402-7162

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: **Medical Facilities Corporation**

Financial Year Ending, used in calculating the participation fee: **December 31, 2004**

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:			
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		22,173,212	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$11.26	
Market value of class or series	=	$249,669,200	_____(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			_____(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			_____(B)
(Repeat for each class or series of corporate debt or preferred shares)			_____(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			$249,669,200
Total fee payable in accordance with Appendix A of the Rule			$25,000
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			_____
Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12			
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)			_____

RECEIVED
2005 OCT 27 P 4:37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MEDICAL FACILITIES CORPORATION

Form 52-109FT2
Certification of Annual Filings during Transition Period

I, **Donald Schellpfeffer,** Chief Executive Officer of Medical Facilities Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Medical Facilities Corporation** (the issuer) for the period ending **December 31, 2004**;
2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and
3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 28, 2005

"Donald Schellpfeffer"

Donald Schellpfeffer
Chief Executive Officer

Form 52-109FT2
Certification of Annual Filings during Transition Period

I, **Michael Salter**, Chief Financial Officer of Medical Facilities Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Medical Facilities Corporation** (the issuer) for the period ending **December 31, 2004**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 30, 2005

"Michael Salter"
Michael Salter
Chief Financial Officer

Goodmans LLP

250 Yonge Street, Suite 2400
Toronto, Ontario Canada M5B 2M6

Telephone: 416.979.2211
Facsimile: 416.979.1234
goodmans.ca

DIRECT LINE: (416) 597-6251
lpavao@goodmans.ca

March 31, 2005

Our File No. 05-1530

VIA SEDAR
HARD COPY ON FILE

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Securities Commission of Newfoundland and Labrador
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marches financiers
Saskatchewan Financial Services Commission
Northwest Territories, Securities Registry
Registrar of Securities, Yukon
Government of Nunavut, Securities Registry

Dear Sirs/Mesdames:

Re: Medical Facilities Corporation (the "Corporation")
Annual Information Form dated March 28, 2005 (the "AIF")

On behalf of the Fund, please be advised that the Corporation will be relying on the AIF filed pursuant to National Instrument 51-102 under SEDAR project number 757979 as the AIF under National Instrument 44-101.

Thank you in advance for your assistance in this matter. Should you require further information, please do not hesitate to call me at (416) 597-6251.

Yours truly,

GOODMANS LLP

Per: *"Linda Pavao"*

Linda M. Pavao
Securities Law Clerk

COPY: Tim Heeney

GOODMANS\PAVAOL\5149456.1

REPORT UNDER
NATIONAL INSTRUMENT 62-103
EARLY WARNING REPORT

The following information is filed pursuant to the provisions listed above under the applicable securities legislation:

(a) The name and registered address of the offeror:

Gluskin Sheff + Associates Inc.
BCE Place, 181 Bay Street Suite 4600
P.O. Box 774
Toronto, Ontario M5J 2T3

(b) The designation and number or principal amount of securities and the offeror's security holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

Gluskin Sheff + Associates Inc. ("**GS+A**") has recently acquired, on behalf of certain private client accounts, 43,770 Shares of Medical Facilities Corporation ("**Medical Facilities**") through the facilities of the Toronto Stock Exchange. As a result, GS+A now has control over, but not ownership of, 2,242,213 Shares, or approximately 10.1% of the outstanding Shares of Medical Facilities.

In connection with the above transaction, a press release was issued, which is annexed hereto.

(c) The designation and number or principal amount of securities and the offeror's securityholder percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release.

See (b) above.

(d) The designation and number of principal amount of securities and the percentage of outstanding securities of the class of securities referred to in above paragraph over which:

(i) The offeror, either alone or together with joint actors, has ownership and control,

Not Applicable.

(ii) The offeror, either alone or together with joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor,

Not Applicable.

(iii) The offeror, either alone or together with joint actors, has exclusive or shared control but does not have ownership.

See (b) above.

(e) The name of the market in which the transaction or occurrence that gave rise to the news release took place.

The Shares were acquired through the facilities of the Toronto Stock Exchange.

(f) The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

The Shares were acquired for investment purposes only and not with the purpose of influencing control or direction of Medical Facilities. GS+A may, subject to market conditions, make additional investments in or dispositions of shares of Medical Facilities.

(g) The general nature and the material terms of any agreement other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any securities.

Not Applicable.

(h) The names of any joint actors in connection with the disclosure required by Appendix E to National Instrument 62-103.

Not Applicable.

(i) In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.

Not Applicable.

(j) When applicable, a description of any change in any material facts set out in a previous report under National Instrument 62-103.

Not Applicable.

DATED this 6th day of April, 2005.

GLUSKIN SHEFF + ASSOCIATES INC.

Per: Harvey Bernstein

Name: Harvey Bernstein

Title: Chief Financial Officer

Gluskin Sheff + Associates Inc.

Toronto, Ontario – April 6, 2005 – Gluskin Sheff + Associates Inc. ("**GS+A**") announces that it has acquired, on behalf of certain private client accounts, 43,770 Shares of Medical Facilities Corporation ("**Medical Facilities**") through the facilities of the Toronto Stock Exchange. As of today, GS+A has control over, but not ownership of, 2,242,213 or approximately 10.1% of the outstanding Shares of Medical Facilities.

The Shares were acquired for investment purposes only and not with the purpose of influencing control or direction of Medical Facilities. GS+A may, subject to market conditions, make additional investments in or dispositions of shares of Medical Facilities.

GS+A is an independent investment firm that manages portfolios of one million dollars or more for a variety of leading North American and international business people, charitable institutions, trust, estates and pension funds.

Founded in 1984 by Ira Gluskin and Gerald Sheff, the firm is committed to meeting the needs of our clients – preserving their capital, managing risk, and delivering outstanding long-term investment returns through differing economic and market cycles.

Further information can be obtained by contacting:

Brad Dunkley

Gluskin Sheff + Associates Inc.
Tel: 416.681.6047
Fax: 416.681.6060





mfc MEDICAL FACILITIES CORPORATION

2004 ANNUAL REPORT


BLACK HILLS
SURGERY CENTER



Black Hills Surgery Center

The Black Hills Surgery Center, located in Rapid City, South Dakota focuses primarily on orthopaedic and neurosurgical procedures.

Dakota Plains Surgical Center

The Dakota Plains Surgical Center, located in Aberdeen, South Dakota focuses on orthopaedic surgeries and is attached to the office of the orthopaedic physicians that account for 95% of the hospital's admissions.

Sioux Falls Surgical Center

The Sioux Falls Surgical Center is located adjacent to the campus of Avera McKennan Hospital in Sioux Falls, South Dakota and focuses primarily on orthopaedic and ear, nose and throat surgeries.

The MFC Hospitals perform surgical, imaging and diagnostic procedures in a limited number of clinical specialities which enable them to develop routines, procedures and protocols that enhance their operating efficiency and productivity.



Well-positioned to Benefit from Trend Towards Alternative Surgical Facilities

- Medical advancements are expanding the number and type of surgical procedures performed in alternative surgical facilities
- Alternative surgical facilities offer physicians, patients and payors an attractive alternative to traditional hospitals
- Each MFC Hospital will continue to refine its case mix in an effort to enhance its operating efficiency
- Fragmented industry may present attractive acquisition opportunities



2
1
3

1. Black Hills Surgery Center
2. Dakota Plains Surgical Center
3. Sioux Falls Surgical Center

Table of Contents

Medical Facilities Corporation owns a 51% interest in each of three specialty surgical hospitals located in South Dakota. The three hospitals perform scheduled surgical, imaging and diagnostic procedures and derive their revenue from the fees charged for the use of their facilities.

The Corporation is structured so that a majority of its free cash flows from operations are distributed to holders of its Income Participating Securities, with a portion of such distributions being interest payments on the subordinated debt component.

Letter from CEO

To Our Unitholders:

It is a pleasure to issue this first Annual Report for Medical Facilities Corporation ("MFC"). Upon closing of our successful initial public offering on March 29, 2004, MFC used the proceeds to acquire 51% interests in three specialty surgical hospitals located in South Dakota (the "Centers"). The performance of our Centers for 2004 is consistent with historical performance and clearly demonstrates the stability of the cash flow stream generated by our underlying businesses, the three surgical hospitals, making MFC well suited for the issuance and holding of Income Participating Securities ("IPS"). Our current performance exceeded the free cash flow for 2003, on which our monthly IPS distributions are based.

In the period from our Initial Public Offering on March 29, 2004 to December 31, 2004, the Corporation generated cash available for distribution of Cdn$20.3 million or Cdn$0.914 per income participating security ("IPS"), which exceeded actual distributions of Cdn$18.5 million (Cdn$0.834 per IPS) by 9.6% or Cdn$1.8 million. Consolidated net revenues from the Corporation's three surgical hospitals (the "Centers") totaled $72.0 million in the period from March 29, 2004 to December 31, 2004. Each of our Centers produced record net revenues in 2004 primarily as a result of continued strong demand for use of their facilities and a trend to higher per case revenue. We are optimistic that these revenue trends will continue in 2005 as the environment for healthcare providers and facilities remains positive with demand for services being positively impacted by changing demographics (increasing average age and life expectancy) and the development of new procedures.

For the full calendar year 2004 (which includes the period prior to their acquisition by the Corporation), the Centers generated net revenue of $93.9 million up 10.3% over the combined net revenues generated by the three facilities in 2003. Income for the same period before interest, depreciation and amortization and corporate expenses of the Corporation was up 13.7% over 2003.

A challenge for Canadian listed Income Trusts and issuers of Income Participating Securities with all or most of their revenue stream domiciled in the United States, is the impact of fluctuations in the exchange rates of the two countries on the stream of distributable cash. At the time of our IPO, one U.S. dollar was equal to $1.3395 Canadian dollars. Through the placement of a currency hedge arrangement, we were able to assure conversion at a rate of US$1.00 to CDN$1.3527 through April 2007. We have continued to enter into new forward currency exchange contracts and as at December 31, 2004 have contracts covering conversion of US$1.5 million per month through December 2007, albeit that the conversion rate for the new contracts ranges between CDN$1.18 to CDN$1.35. Use of these derivatives will enable us to manage the Canadian cash flow streams out of which the IPS distributions are made.

Since our IPO on March 29, 2004, MFC has demonstrated a solid record of issuing monthly distributions to the holders of its IPS in line with the distribution policy set out in our Final Prospectus dated March 19, 2004. It is with pleasure that I report that we achieved our goal for 2004 paying distributions at a rate of CDN$1.10 per year — representing an 11 percent annual yield on the IPO price of CDN$10.00 per IPS. For the period March 29 to December 31, 2004 we declared distributions totaling CDN$0.834 per IPS. The closing price of our IPS on the Toronto Stock Exchange at December 31, 2004 was CDN$12.10 making the total return for investors over the nine month period since our IPO better than 29%. Our commitment to our patients, physicians and employees ensure

the stability of the Centers and their revenues, which in turn builds unitholder value, a commitment that has been foremost for MFC since its inception.

MFC is committed to serving the interests of and creating value for its:

- Patients
- Physicians
- Employees

Serving Our Patients

MFC's commitment to serving our patients continues to be the cornerstone of our success. We continue to strive to deliver the best health care possible and our patient health care surveys confirm our efforts. Every patient is provided with a satisfaction survey, with over 95% of the respondents rating their experience as very good or excellent. In addition, all patients are called within 24 hours after discharge from the Centers by a healthcare professional to address any concerns they may have.

Physicians

We have continued our emphasis on making our Centers the preferred choice of the physicians who perform surgeries at our Centers. To promote quality and competency, the physicians do peer review in each of their respective specialties. Control of surgery scheduling, rapid turn-around time between surgeries and a highly competent staff provide the surgeons with a high level of satisfaction and optimum utilization of their time.

Employees

The MFC hospitals have experienced a high degree of staff retention as a result of the quality of services delivered and a focus on both employee and patient satisfaction. Management at the MFC hospitals strive to provide a less institutionalized work environment than traditional hospitals with improved working conditions for the staff as a result of a limited number of night shifts and call duty. The staff is encouraged to continually upgrade their clinical and customer service skills through formal and informal training and mentoring. Our success in 2004 is a credit to all of our more than 450 managers and employees at the MFC centers. We would not have achieved our goals without them. We thank them for their expertise, perseverance and dedication.

(signed) Donald A. Schellpfeffer

Donald A. Schellpfeffer, MD, Ph.D.
Chief Executive Officer

Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations

for the Period from March 29, 2004 to December 31, 2004

March 29, 2005

The information in this Management's Discussion and Analysis ("MD&A") is supplemental to, and should be read in conjunction with the consolidated financial statements of Medical Facilities Corporation (the "Corporation") for the period ended December 31, 2004, which financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Substantially all of the Corporation's operating cash flows are in U.S. dollars and accordingly all amounts presented herein are stated in U.S. dollars, unless indicated otherwise.

This discussion contains forward-looking statements. Please see "Note Regarding Forward-Looking Statements" for a discussion of the risks, uncertainties and assumptions relating to those statements. This discussion also makes reference to certain non-GAAP measures to assist in assessing the Corporation's financial performance. Non-GAAP earnings measures do not have any standard meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

Additional information about, and the Annual Information Form filed by, Medical Facilities Corporation (the "Corporation") are available on SEDAR at www.sedar.com.

This Management's Discussion and Analysis is presented in the following sections:

- Corporate Overview
- Non-GAAP Financial Measure — Cash Available for Distribution
- Condensed Consolidated Financial Highlights
- Analysis of Operating and Financial Results
- Liquidity and Financial Condition
- Financial Instruments
- Critical Accounting Estimates
- Related Party Transactions
- Risk Factors
- Outlook
- Note Regarding Forward-Looking Statements

Corporate Overview

The Corporation owns a 51% interest in each of three limited liability partnerships (the "Centers"), each of which owns a specialty surgical hospital located in South Dakota. The three Centers perform scheduled surgical, imaging and diagnostic procedures and derive their revenue from the fees charged for the use of their facilities.

The Corporation acquired its interest in the hospitals using substantially all of the net proceeds from its initial public offering of 22,173,212 Income Participating Securities ("IPS") (total proceeds of Cdn$221,732,120), which closed on March 29, 2004.

Each IPS consists of one common share of the Corporation and Cdn$5.90 principal amount of subordinated notes of the Corporation (the "Subordinated Notes").

The Corporation distributes a majority of its free cash flows from operations to holders of its IPS with a portion of such distributions being interest payments on its Subordinated Notes and a portion being dividends on its common shares. The Corporation believes that a reconciliation of cash available for distribution on its IPS to reported net income provides a useful measure of the Corporation's operations. In particular, the Corporation believes that investors should be able to ascertain the extent to which the distributions are funded by operations as discussed below.

Non-GAAP Financial Measure — Cash Available for Distribution

Cash available for distribution is a non-GAAP measure, and is not intended to be representative of cash flow or results of operations determined in accordance with GAAP. Investors are cautioned that cash available for distribution, as calculated by the Corporation, is unlikely to be comparable to similar measures used by other issuers.

The major differences between cash available for distribution, which is not a defined term under Canadian GAAP, and net income (loss) as reported in the Corporation's financial statements are:

1) Depreciation and amortization, principally amortization of intangible assets acquired in connection with the acquisition of the three Centers,

2) Unrealized foreign exchange gains and losses on its Canadian dollar denominated Subordinated Notes which are a component of its IPS (each IPS consists of one common share and Cdn$5.90 principal amount of the Subordinated Notes),

3) Interest on the Subordinated Notes, and

4) Maintenance capital expenditures.

Reconciliation of cash available for distribution to net loss.

		Three Months Ending Dec 31, 2004 *($'000s)* *(unaudited)*	Period From March 29, 2004 to Dec 31, 2004 *($'000s)* *(unaudited)*
NET LOSS FOR THE PERIOD		(5,421)	(10,941)
Add:			
Minority interest in income of subsidiaries		5,442	14,941
Depreciation and amortization		2,578	7,624
Interest expense (net of interest income)		3,412	10,305
Unrealized loss on foreign currency		5,803	11,172
		11,814	33,101
Less:			
Minority interest in cash flow of subsidiaries		(5,615)	(15,325)
Interest expense (other than on subordinated notes)		(240)	(703)
Repayment of term debt (non revolving)		(123)	(398)
Maintenance capital expenditures		(516)	(1,550)
CASH AVAILABLE FOR DISTRIBUTION TO IPS	USD	5,320	15,125
CASH AVAILABLE FOR DISTRIBUTION TO IPS (note 1)	CDN	7,035	20,274
PER IPS UNIT	CDN	$ 0.317	$ 0.914
TOTAL DISTRIBUTIONS			
Interest on subordinated notes	CDN	4,091	12,404
Dividends on common shares	CDN	2,009	6,091
	CDN	6,100	18,495
PER IPS UNIT	CDN	$ 0.275	$ 0.834

Note 1: Represents average exchange rate of US$1.00 equals Cdn$1.3224 for the three months ending December 31, 2004 and Cdn$1.3404 for the period March 29 to December 31, 2004.

In the period from March 29, 2004 to December 31, 2004, the Corporation generated cash available for distributions of Cdn$20.3 million, which exceeded distributions declared in respect of this period by Cdn$1.8 million. On a per IPS basis, cash available for distribution was Cdn$0.914, or 9.6% higher than distributions declared of Cdn$0.834.

The Corporation's monthly distribution rate of Cdn$0.09167 per IPS was established by the Corporation at the time of its Initial Public Offering and was, in large part, based on the results for the Centers acquired in connection therewith for the twelve months ending December 31, 2003. An analysis of the individual Center operating results is presented in the section entitled Analysis of Operating and Financial Results.

Condensed Consolidated Financial Highlights

	1st Q 2004 ($'000s) (unaudited) (Note 1)	2nd Q 2004 ($'000s) (unaudited)	3rd Q 2004 ($'000s) (unaudited)	4th Q 2004 ($'000s) (unaudited)	Period From Mar 29 to Dec 31, 2004 ($'000s)
NET FACILITY SERVICE REVENUE	967	22,710	22,965	25,349	71,991
EXPENSES	517	12,307	12,560	13,540	38,924
DEPRECIATION AND AMORTIZATION	28	930	4,088	2,578	7,624
INTEREST EXPENSE, NET	111	3,386	3,396	3,412	10,305
MINORITY INTEREST	205	4,710	4,584	5,442	14,941
NET PROFIT (LOSS) BEFORE UNREALIZED FOREIGN CURRENCY LOSS	106	1,395	(1,652)	382	231
UNREALIZED LOSS ON FOREIGN CURRENCY	–	417	4,952	5,803	11,172
NET PROFIT (LOSS) FOR THE PERIOD	**106**	**978**	**(6,604)**	**(5,421)**	**(10,941)**
BASIC & FULLY DILUTED LOSS PER SHARE	**$0.005**	**$ 0.044**	**$(0.298)**	**$(0.244)**	**$ (0.493)**

Note 1: The 1st Quarter is for the period from March 29, 2004 to March 31, 2004.

Net facility service revenue ("net revenue") for the period from March 29, 2004 to December 31, 2004 totaled $72.0 million. Expenses totaling $38.9 million comprise salaries and benefits, drugs and supplies, and general and administrative costs, being 24.0%, 16.3%, and 12.2% respectively of net revenue. Minority interest in income of subsidiaries was $14.9 million and net income before deduction of an unrealized $11.2 million foreign currency loss related to the Subordinated Notes payable was $0.2 million. The Subordinated Notes payable are denominated in Canadian dollars and are reflected in the financial statements at the rate of exchange in effect at the balance sheet date. Given the long term maturity of the Subordinated Notes payable and the fact that the Subordinated Notes payable trade in combination with the Corporation's common shares, the Corporation believes that comparisons of net income before unrealized currency fluctuations related to the Subordinated Notes payable provide important information for holders of IPS.

For the three months ended December 31, 2004, net revenue totaled $25.3 million. Net revenue for the fourth quarter, which is typically somewhat stronger than the other quarters due to seasonal factors, does reflect a continuing strengthening of revenues in general as discussed further in Analysis of Operating and Financial Results. Expenses totaling $13.5 million comprise salaries and benefits, drugs and supplies, and general and administrative costs, being 23.7%, 15.8%, and 12.2% respectively of net revenue. Minority interest in income of subsidiaries was $5.4 million and net income before deduction of an unrealized $5.8 million foreign currency loss related to the Subordinated Notes payable was $0.4 million. Depreciation and amortization for the third quarter reflected amortization of intangible costs for the period from March 29 to September 30, 2004, which was recorded upon finalization of the allocation of the purchase price for the Centers.

As at December 31, 2004, the Corporation had net working capital of $15.6 million, including cash balances of $4.2 million and accounts receivables of $15.3 million. Accounts payable and accrued liabilities totaled $9.1 million.

Total assets at December 31, 2004 were $195.6 million and total long-term liabilities were $127.9 million. Cash dividends declared in the period from March 29, 2004 to December 31, 2004 totaled Cdn$0.275 per common share.

Analysis of Operating and Financial Results

As the Corporation commenced operations on March 29, 2004, there are no prior financial statements for the Corporation that can be used on a comprehensive basis for comparing the current period operating results with prior periods. In order to enhance its usefulness, this management discussion and analysis includes a summary of the operating results of each of the Centers for the three months and year ended December 31, 2004 compared to the three months and year ended December 31, 2003. As the periods, or portions thereof, are prior to the purchase by the Corporation of its 51% interest, this information is provided for reference purposes only, and is not intended as a comprehensive comparison of financial results. Corporate expenses relate to the operations of the Corporation since its initial public offering and accordingly, there are no comparative expenses in 2003.

Three Months Ended December 31, 2004 Compared to the Three Months Ended December 31, 2003.

	Three Months Ended December 31, 2004 ($'000s) (unaudited)	Three Months Ended December 31, 2003 (Note 1) ($'000s) (unaudited)	% change
Net Revenues:			
Black Hills Surgery Center, LLP	11,581	10,999	5.3%
Sioux Falls Surgical Center, LLP	10,931	10,448	4.6%
Dakota Plains Surgical Center, LLP	2,823	2,486	13.5%
	25,335	23,933	5.9%
Salaries & Benefits:			
Black Hills Surgery Center, LLP	2,862	2,779	3.0%
Sioux Falls Surgical Center, LLP	2,197	2,409	-8.8%
Dakota Plains Surgical Center, LLP	633	540	17.2%
Corporate	293		
	5,985	5,728	4.5%
Drugs and Supplies:			
Black Hills Surgery Center, LLP	1,522	1,827	-16.7%
Sioux Falls Surgical Center, LLP	1,827	1,863	-1.9%
Dakota Plains Surgical Center, LLP	640	326	96.5%
	3,989	4,016	-0.7%
General & Administrative:			
Black Hills Surgery Center, LLP	1,346	1,159	16.1%
Sioux Falls Surgical Center, LLP	1,001	935	7.1%
Dakota Plains Surgical Center, LLP	283	198	42.9%
Corporate	467		
	3,097	2,292	35.1%
Income before interest expense, depreciation & amortization, and other expenses (income):			
Black Hills Surgery Center, LLP	5,851	5,234	11.8%
Sioux Falls Surgical Center, LLP	5,613	5,236	7.2%
Dakota Plains Surgical Center, LLP	1,105	1,232	-10.2%
Corporate	(760)	0	
	11,809	11,702	0.9%

Note 1: Amounts for the three months ending December 31, 2003 include the historical results of the respective Centers prior to the Corporation's acquisition of a 51% ownership interest in the Centers, which occurred on March 29, 2004.

The changes in the components of operating results as shown in the preceding table are discussed below Center by Center.

Black Hills Surgery Center, LLP

Net revenue for the three months ended December 31, 2004 increased by 5.3% over the corresponding period in 2003 to $11.6 million, primarily due to a 3.9% increase in cases. A 3.0% year over year increase in salaries and

benefits reflects normal salary adjustments. The cost of drugs and supplies for the three months ended December 31, 2004 decreased by 16.7% over the same period of 2003 as a result of continued purchasing efficiencies and the inclusion of certain supplies in inventory, which had previously been expensed. General & administrative costs increased by 16.1% to $1.3 million for the three months ended December 31, 2004, primarily due to an increase in bad debt expenses to levels consistent with years prior to 2003.

Sioux Falls Surgical Center, LLP

Net revenue for the three months ended December 31, 2004 were $10.9 million, or $0.5 million higher than net revenue of $10.4 million for the same period of 2003, primarily due to higher per case revenue as a result of a favorable case and payor mix and a service rate increase. Salaries and benefits costs decreased by 8.8% over 2003 reflecting lower overtime costs in 2004 versus 2003 and a special one time provision for bonuses in 2003. As a percentage of net revenue, the cost of drugs and supplies decreased to 16.7% versus 17.8% in 2003, primarily due to purchasing efficiencies. General & administrative costs increased by 7.1% to $1.0 million for the three-month period ended December 31, 2004, reflecting higher bad debt expense and costs related to promoting the Corporation's viewpoint concerning the temporary specialty hospital moratorium (see Risk Factors).

Dakota Plains Surgical Center, LLP

Net revenue for the three months ended December 31, 2004 were $2.8 million, an increase of 13.5% over net revenue of $2.5 million for the prior year. This increase is the result of a favorable case mix and higher per case revenues. Salaries and benefits increased by 17.2% reflecting higher intensity care coupled with an increase in vacation coverage costs for Certified Registered Nurse Anesthetists. General and administrative expenses increased by 42.9% from the same period a year earlier primarily due to an increase in equipment rentals and marketing expense and costs related to promoting the Corporation's viewpoint concerning the temporary specialty hospital moratorium (see Risk Factors).

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003.

	Year Ended December 31, 2004 *(Note 1)* *($'000s)* *(unaudited)*	Year Ended December 31, 2003 *(Note 1)* *($'000s)* *(unaudited)*	% change
Net Revenues:			
Black Hills Surgery Center, LLP	45,189	41,592	8.6%
Sioux Falls Surgical Center, LLP	39,003	35,259	10.6%
Dakota Plains Surgical Center, LLP	9,747	8,327	17.0%
	93,939	85,178	10.3%
Salaries & Benefits:			
Black Hills Surgery Center, LLP	11,252	10,633	5.8%
Sioux Falls Surgical Center, LLP	8,525	7,691	10.8%
Dakota Plains Surgical Center, LLP	2,410	2,196	9.7%
Corporate	520		
	22,707	20,520	10.7%
Drugs and Supplies:			
Black Hills Surgery Center, LLP	6,811	6,990	-2.6%
Sioux Falls Surgical Center, LLP	6,464	6,068	6.5%
Dakota Plains Surgical Center, LLP	1,970	1,479	33.2%
	15,245	14,537	4.9%
General & Administrative:			
Black Hills Surgery Center, LLP	5,582	5,017	11.3%
Sioux Falls Surgical Center, LLP	3,615	3,904	-7.4%
Dakota Plains Surgical Center, LLP	943	783	20.5%
Corporate	960		
	11,100	9,704	14.4%
Income before interest expense, depreciation & amortization, and other expenses (income):			
Black Hills Surgery Center, LLP	21,544	18,952	13.7%
Sioux Falls Surgical Center, LLP	19,319	17,132	12.8%
Dakota Plains Surgical Center, LLP	3,763	3,167	18.8%
Corporate	(1,480)		
	43,146	39,251	9.9%

Note 1: Amounts for the year ending December 31, 2003 and 2004 include the historical results of the respective Centers prior to the Corporation's acquisition of a 51% ownership interest in the Centers, which occurred on March 29, 2004. Corporate expenses are for the period March 29 to December 31, 2004.

Black Hills Surgery Center, LLP

A favorable shift in case mix and the resulting higher per case revenue was the primary reason for an 8.6% year over year increase in net revenue. Total number of surgical cases performed increased marginally by 0.3% over 2003. Drugs and supplies as a percentage of net revenue decreased to 15.1% from 16.8% as a result of a shift in the nature of cases performed and continuing purchasing efficiencies. General and administrative expenses increased by 11.3%

from the same period last year, primarily due to an increase in bad debt expenses to levels consistent with years prior to 2003.

Sioux Falls Surgical Center, LLP

Net revenue for the full year 2004 was up 10.6% over 2003 primarily due to a favorable case and payor mix, and a service rate increase. Total cases performed were virtually unchanged from the year earlier. Increases in salaries and benefits reflect annual salary adjustments, increased staffing levels in the surgical suites and post anesthetic care area, and addition of housekeeping staff. Termination of the housekeeping outsourcing contract was a major factor in the decline in general and administrative expenses.

Dakota Plains Surgical Center, LLP

A 2.4% increase in the number of surgical cases combined with a favorable case mix and service rate increase contributed to net revenue increasing 17.0% in 2004 over 2003. Salaries and benefits increased due to annual salary adjustments and increased staffing levels driven by increased case levels. General and administrative expenses increased by 20.5% from the same period a year earlier primarily due to an increase in bad debts expense.

Liquidity and Financial Condition

The Corporation is dependent upon cash generated from operating activities of the Centers, which is the source of financing its operations and meeting its contractual obligations. The Centers distribute, on a monthly basis, substantially all of their cash flows to the Corporation and the minority partnership interests. A reconciliation of net loss as reported to cash available for distribution is presented in the section Non-GAAP Financial Measure — Cash Available for Distribution.

Dividend declarations are determined based on periodic reviews of the Corporation's earnings before amortization and unrealized foreign currency losses on its subordinated notes payable and related cash flows. Such declarations take into account the Corporation's structure whereby available cash is to be distributed to the maximum extent possible after (i) interest on the Subordinated Notes, (ii) other debt service obligations, (iii) other expense and tax obligations, and (iv) reasonable reserves for working capital and capital expenditures.

The Centers have in place credit facilities in an aggregate amount of $29.2 million, of which $18.9 million was utilized as at December 31, 2004. The balance available under the credit facilities, combined with cash on hand as at December 30, 2004, are available to manage the Corporation's accounts receivable, inventory and other short-term cash requirements, including timing differences with regard to the payment of U.S. withholding taxes.

The following table sets out the mandatory repayments due under the credit facilities and other contractual obligations:

Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
			(US$ thousands)		
Revolving long term debt	12,638		12,638		
Long term debt	6,224	289	5,360	575	
Capital Lease Obligation	760	221	539		
Operating Leases	387	262	125		
IPS Subordinated Notes Payable	108,837				108,837
Total Contractual Obligations	**$128,846**	**$772**	**$18,662**	**$575**	**$108,837**

The Black Hills Center is expanding its imaging facility. The expansion is expected to cost approximately $4.1 million consisting of $2.3 million for the imaging equipment, which will be financed by an affiliate of the vendor over five years, and approximately $1.8 million for construction. The Center has arranged new financing sufficient to fund this construction.

The Corporation expects to be able to renew or refinance the various credit facilities as they come due at then current market rates.

Financial Instruments

All of the Corporation's operations and earnings are in U.S. dollars while distributions to holders of its Income Participating Securities are made in Canadian dollars.

With respect to the payment of distributions and the conversion from U.S. to Canadian currency, the Corporation has entered into forward foreign exchange contracts. As at December 31, 2004, the Corporation had 36 monthly forward foreign exchange contracts outstanding as follows:

Contract Value Dates	# Contracts	US$ to be Delivered *($millions)*	Cdn$ to be Delivered *($millions)*	Cdn$ per US$
Jan – Dec 2005	12	$18.0	$24.4	$1.35
Jan – Dec 2006	12	$18.0	$24.4	$1.35
Jan – Dec 2007	12	$18.0	$23.3	$1.35 - $1.18
		$54.0	**$72.1**	

Under the terms of the hedging contracts, the Corporation is required to deliver approximately US$1.5 million dollars monthly (US$54.0 million in aggregate) in exchange for Canadian dollars at the stipulated exchange rates ($72.1 million Cdn. in aggregate). The Corporation has provided the financial institution that is the other party to the hedge contracts with collateral in the amount of $3.1 million.

The Corporation had unrealized foreign exchange gains on the open forward foreign exchange hedges totaling $5.7 million as of December 31, 2004. If the Corporation had liquidated the contracts and realized a gain, it would be exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar with respect to

required payments on the Subordinated Notes. It is the Corporation's intention to maintain these contracts in place until their scheduled value dates in order to hedge distributions.

Critical Accounting Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Management estimates are required with respect to valuation of acquired assets and liabilities, intangible assets, goodwill, accounts receivable and inventories and the determination of net revenue and income tax provisions.

Net revenue of the Corporation include amounts for services billed to federal and state agencies, private insurance carriers, employers, managed care programs, and patients. Billed revenues are recorded net of the contractual adjustments provided for under the various agreements with the majority of these third party payors. Management establishes the contractual allowance adjustments and allowances for doubtful accounts based on third party contracts in effect and based on historical payment data, current economic conditions, and other pertinent factors for each Center.

Related Party Transactions

Physicians, who control the 49% minority interests in each of their respective Centers, routinely provide independent professional services directly to patients utilizing the facilities of the Centers.

Note 12 of the Corporation's consolidated financial statements contains details of transactions with related parties.

Risk Factors

Risks Related to the Business and the Industry of the Corporation

The revenue and profitability of the Corporation and its subsidiaries, including the Centers, depend heavily on payments from third-party payors, including government healthcare programs (Medicare and Medicaid) and managed care organizations, which are subject to frequent cost containment initiatives. Changes in the terms and conditions of, or reimbursement levels under, insurance or healthcare programs, which are typically short-term agreements, could adversely affect the revenue and profitability of the Corporation. The Corporation's revenues and profitability could be impacted by its ability to obtain and maintain contractual arrangements with insurers and payors active in its service area and by changes in the terms of such contractual arrangements.

The revenue and profitability of the Centers is dependent upon physician relationships. There can be no assurance that physician groups performing procedures at the Centers will maintain successful medical practices or that one or more key members of a particular physician group will continue practicing with that group or that the members of that group will continue to perform procedures at the Centers at current levels, or at all.

Healthcare facilities, such as the Centers, are subject to numerous legal, regulatory, professional and private licensing, certification and accreditation requirements. Receipt and renewal of such licenses, certifications and

accreditations are often based on inspections, surveys, audits, investigations or other reviews, some of which may require affirmative compliance actions by the Centers that could be burdensome and expensive.

There are a number of United States federal and state regulatory initiatives, which apply to healthcare providers, and in particular specialty hospitals, including the Centers. Among the most significant are the federal Anti-Kickback Statute; the federal Stark Act; and the federal rules relating to management and protection of patient records and patient confidentiality. A moratorium on expansion of physician owned, and new physician ownership of, specialty surgical hospitals is due to expire in June 2005. The final report of the Medicare Payment Advisory Commission, which has recently been released, recommends an 18-month extension of this moratorium and a review of Diagnostic Related Guide payments. The Congress of the United States of America has not yet taken any action with respect to this recommendation.

While the Centers carry general and professional liability insurance against claims arising in the ordinary course of business, the insurance market is dynamic and there can be no assurance that adequate coverage will be available in the future, nor that any coverage in place will be adequate to cover claims.

Any expansion of the Centers will require additional capital, which may be funded through additional debt or equity financings. These funding sources could result in significant additional interest expense or ownership dilution to current holders of the Corporation's securities. Additionally, the complex regulatory requirements to which the Centers are subject may limit their ability to expand.

There is significant competition in the healthcare business. The Centers compete with other healthcare facilities in providing services to physicians and patients, contracting with managed care payors and recruiting qualified staff.

Risks Related to the Structure of the Corporation

The Corporation is solely dependent on the operations and assets of the Centers through the indirect ownership of 51% of those partnerships. Future distributions by the Corporation are not guaranteed and are totally dependent upon the operating results and related cash flows from the Centers.

The payout by the Centers and the Corporation of substantially all of their operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future.

The Corporation's distributions to its security holders are denominated in Canadian dollars whereas all of its revenue is denominated in U.S. dollars. To the extent that future distributions are not covered by foreign currency exchange contracts, the Corporation is exposed to currency exchange rate risk.

Interest on the Corporation's Subordinated Notes will be deducted for purposes of calculating taxes payable in the United States by the Corporation. There can be no assurance that U.S. tax authorities will not seek to challenge the treatment of these notes as debt or the amount of interest expense deducted. This would reduce the Corporation's after-tax income available for distribution, thereby reducing the Corporation's ability to declare dividends.

There can be no assurance that the Corporation will be able to repay the principal amount outstanding on its Subordinated Notes payable when due. Additionally, the Subordinated Notes are payable in Canadian dollars, therefore the Corporation is exposed (at maturity and or repayment) to currency exchange rate risk with respect to the principal amount of this indebtedness.

The limited cash flow guarantees provided by each Center with respect to the interest payments on the subordinated debt may not be enforceable, thereby reducing the cash available for payment of interest on the subordinated debt.

Non-competition agreements executed by physician owners of the minority interests in the Centers may not be enforceable, which lack of enforceability could impact the revenues and profitability of the Centers.

Except in certain circumstances, the Corporation does not have the ability to direct day-to-day management of the Centers.

The degree to which the Corporation is leveraged on a consolidated basis could have important consequences to the holders of the IPSs, including the Corporation's and Centers' ability in the future to obtain additional financing for working capital, capital expenditures or other purposes may be limited; the Corporation or Centers being unable to refinance indebtedness on terms acceptable to the Corporation or at all; a significant portion of the Corporation's cash flow (on a consolidated basis) from operations is likely to be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations, capital expenditures and/or dividends on its common shares; and the Centers may be more vulnerable to economic downturns and be limited in their ability to withstand competitive pressures.

The Corporation has credit facilities that contain restrictive covenants that limit the discretion of the Corporation or its management with respect to certain matters. The ability of the Centers to make distributions will be subject to the restrictive covenants contained in each credit facility.

Additional IPSs or common shares may be issued by the Corporation pursuant to an Exchange Agreement with the holders of the minority interests in the Centers or in connection with a future financing or acquisition by the Corporation. The issuance of additional IPSs or Common Shares may dilute an investor's investment in the Corporation and reduce distributable cash per Common Share or per IPS.

The Corporation's subsidiary which holds the interests in the Centers is organized under the laws of the State of Delaware and each Center is formed under the laws of South Dakota. All of the assets of the Centers are located outside of Canada and certain of the directors and officers are residents of the United States. As a result, it may be difficult or impossible for investors to effect service within Canada upon the Corporation's subsidiary, the Centers or their directors and officers who are not residents of Canada or to realize against them in Canada upon judgments of courts of Canada predicated upon the civil liability provisions of applicable Canadian provincial securities laws.

There can be no assurance that the common shares and Subordinated Notes represented by the IPSs will continue to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans or that the Common Shares and Subordinated Notes represented by the IPSs will not be foreign property under the Tax Act.

The IPSs and the Common Shares have a limited public market history.

The market price for the IPSs may be subject to general volatility.

For further discussion of the foregoing and other risk factors reference should be made to the Corporation's Annual Information Form.

Outlook

The Centers continue to experience strong demand for use of their facilities, combined with a trend to higher per case revenue. Demand for services continues to be positively impacted by changing demographics (increasing average age and life expectancy) and the development of new procedures. Management expects that service fee increases will exceed any escalation in operating costs. For the full year 2004, the Centers, which were acquired by the Corporation on March 29, 2004, achieved revenue growth of 10.3% over that of 2003. Operating income before interest, depreciation and amortization and other expenses, generated by the Centers increased by 13.7%. Management believes this performance is representative of the current market for the Centers' services, the general market for health care services and operating capabilities of the individual Centers.

The Corporation intends to maintain and enhance the operating efficiency of the Centers and to continue the cash distribution practices referred to in Liquidity and Financial Condition. Strategies to optimize the utilization of each Center include:

- an ownership and management structure with an emphasis on operational efficiency;
- ongoing refinement and implementation of clinical and administrative best practices;
- proactive marketing efforts directed at physicians, other healthcare providers, patients and payors;
- increasing the number of surgical, imaging and diagnostic procedures performed; and
- the disciplined introduction of new surgical procedures.

In addition, the Corporation will identify and, if appropriate, pursue strategic acquisition opportunities, in particular those that would be accretive and provide potential synergies with its existing Centers.

Note Regarding Forward-Looking Statements

This discussion and analysis contains forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control that could cause actual results to differ materially from those described in the forward-looking statements. The Corporation does not assume responsibility for the accuracy and completeness of those forward-looking statements and does not undertake the obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of Medical Facilities Corporation (the "Corporation") and all the information in this annual report are the responsibility of the management of the Corporation. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and where appropriate include management's best estimates and judgements. Management has reviewed the financial information presented throughout this report and has ensured it is consistent with the consolidated financial statements.

Management maintains a system of internal control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and that financial information is timely and reliable. The Board of Directors of the Corporation are responsible for ensuring that management fulfills its responsibilities for financial reporting and are ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carry out this responsibility principally through the Audit Committee. The Board of Directors of the Corporation appoint the Audit Committee and all of the members of the Audit Committee are independent members of the Board of Directors. The Audit Committee meets periodically with management and the shareholders' auditors to review internal controls, audit results and accounting principles. Acting on the recommendation of the Audit Committee, the consolidated financial statements are forwarded to the Board of Directors of the Corporation for their approval. KPMG LLP, an independent firm of Chartered Accountants, has been appointed by the shareholders to express an independent professional opinion on the fairness of the consolidated financial statements. Their report is on page F-1. KPMG LLP has full and free access to the Audit Committee.

(signed) Donald A. Schellpfeffer

Donald A. Schellpfeffer, MD
Chief Executive Officer

(signed) Michael Salter

Michael Salter, CA
Chief Financial Officer
Toronto, Canada
March 30, 2005

Auditor's Report & Consolidated Financial Statements
(In U.S. dollars)

Medical Facilities Corporation

Period from March 29, 2004 (date of acquisition) to December 31, 2004

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
P.O. Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

Auditors' Report to the Shareholders

We have audited the consolidated balance sheet of Medical Facilities Corporation as at December 31, 2004 and the consolidated statements of income and deficit and cash flows for the period from March 29, 2004 to December 31, 2004. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2004 and the results of its operations and its cash flows for the period then ended in accordance with Canadian generally accepted accounting principles.

(signed) KPMG LLP

Chartered Accountants

Toronto, Canada
March 10, 2005

Consolidated Balance Sheet

December 31, 2004
(In thousands of U.S. dollars)

Assets

Current assets:	
Cash and cash equivalents	$ 4,222
Accounts receivable (note 2)	15,274
Medical supplies	1,924
Prepaid expenses and other	567
Withholding tax deposited	3,206
	25,193
Property and equipment (note 4)	27,126
Restricted cash (note 13)	3,100
Deferred financing costs	8,069
Intangibles (note 5)	87,040
Goodwill	45,012
	$195,540

Liabilities and Shareholders' Equity

Current liabilities:	
Accrued interest payable	$ 1,008
Dividends payable	495
Accounts payable	2,776
Accrued liabilities	4,166
Due to related parties	633
Current portion of long-term debt (note 6)	510
	9,588
Long-term debt (note 6)	19,112
Subordinated notes payable (note 8)	108,837
Minority interests	11,486
Total Liabilities	**149,023**
Shareholders' equity:	
Share capital (note 9)	61,961
Deficit	(15,444)
	46,517
Commitments (note 14)	
	$195,540

See accompanying notes to consolidated financial statements.

On behalf of the Board:

(signed) Seymour Temkin — Director

(signed) Irving Gerstein — Director

Consolidated Statement of Income and Deficit

Period from March 29, 2004 (date of acquisition) to December 31, 2004
(In thousands of U.S. dollars, except per share amounts)

Facility service revenue (note 2)	$ 71,991
Expenses:	
Salaries and benefits	17,304
Drugs and supplies	11,695
Other operating expenses	1,155
General and administrative	8,770
	38,924
Income before the undernoted	33,067
Depreciation and amortization	7,624
Interest expenses, net of interest income	10,305
Unrealized loss on foreign currency	11,172
Other expenses (income)	(34)
	29,067
Income before income taxes and minority interest	4,000
Income taxes (note 11)	–
Minority interest	14,941
Loss for the period	(10,941)
Deficit, beginning of period	–
Dividends	(4,503)
Deficit, end of period	$(15,444)
Basic and fully diluted loss per share (note 9)	$ (0.493)

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows

Period from March 29, 2004 (date of acquisition) to December 31, 2004
(In thousands of U.S. dollars)

Cash provided by (used in):	
Operating activities:	
Loss for the period	$(10,941)
Items not affecting cash:	
Depreciation of property and equipment	2,804
Amortization of other intangibles	4,820
Amortization of debt issue costs	432
Gain on sale of equipment	(11)
Minority interest	14,941
Unrealized loss on foreign currency	11,172
Change in non-cash operating working capital	(1,990)
	21,227
Financing activities:	
Initial public offering of subordinated notes payable	97,665
Initial public offering of common shares, net of expenses (note 9)	61,961
Deferred financing costs	(8,501)
Restricted cash posted as collateral for foreign exchange forward contracts	(3,100)
Proceeds from bank loans	1,935
Repayment of long-term debt	(3,898)
Distributions to minority interests	(12,335)
Dividends	(4,008)
	129,719
Investing activities:	
Business acquisition, net of cash and cash equivalents of $3,106 (note 3)	(144,752)
Purchase of property and equipment, net	(1,972)
	(146,724)
Increase in cash and cash equivalents, being cash and cash equivalents, end of period	**$ 4,222**
Supplemental cash flow information:	
Interest paid	**$ 8,884**

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Period from March 29, 2004 (date of acquisition) to December 31, 2004
(In thousands of U.S. dollars, unless otherwise indicated)

Medical Facilities Corporation (the "Corporation") was incorporated under the Ontario Business Corporations Act on January 12, 2004. On March 29, 2004, the Corporation issued Income Participating Securities ("IPSs") to the public for gross cash proceeds of $165,533 (Cdn. $221,732) by way of an initial public offering. Each IPS represents one common share in the capital of the Corporation and Cdn. $5.90 12.5% subordinated notes of the Corporation.

Contemporaneously with the issue of the IPSs, the Corporation purchased an indirect 51% interest in three limited liability partnerships (the "Centers"), each of which owns a specialty hospital. These consolidated financial statements present the results of operations of the Corporation from date of acquisition on March 29, 2004 to December 31, 2004. The Corporation had no active operations in the period prior to March 29, 2004.

1. Significant accounting policies:

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and include the accounts of the Corporation and all of its subsidiaries. Intercompany transactions and balances have been eliminated. The significant accounting policies are described below:

(a) *Functional currency:*

The Corporation's consolidated financial statements are reported in U.S. dollars, as the principal operations of its subsidiaries are conducted in U.S. dollars.

The Corporation translates monetary assets and liabilities denominated in foreign currencies, principally its subordinated notes payable, which are denominated in Canadian dollars at exchange rates in effect at the consolidated balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations were incurred. Revenue and expenses denominated in foreign currencies are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

(b) *Use of estimates:*

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. Significant estimates not disclosed elsewhere in the accompanying consolidated financial statements include:

(i) An allowance for third party payer discounts is maintained at a level management believes is adequate to cover estimated future discounts on accounts receivable balances at December 31, 2004. The allowance is established using the third party payer contracts effective at period end and based on historical payment rates; and

Notes to Consolidated Financial Statements

Period from March 29, 2004 (date of acquisition) to December 31, 2004
(In thousands of U.S. dollars, unless otherwise indicated)

1. **Significant accounting policies (continued):**

(ii) An allowance for uncollectible patient receivable balances is maintained at a level which management believes is adequate to absorb probable losses. Management determines the adequacy of the allowance based on historical data, current economic conditions and other pertinent factors for the respective Center.

(c) *Fair Value of Financial Instruments:*

The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable, net, accrued interest payable, dividends payable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these financial instruments. The fair value of the long-term debt and subordinated notes payable approximates its carrying value based on comparison to currently available rates for similar instruments.

(d) *Cash and cash equivalents:*

The Corporation considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

(e) *Accounts receivable:*

Accounts receivable are recorded at the time services are rendered. Payment from third party payers are generally received within 60 days of the billing date, and residual amounts due from patients are considered past due 30 days after receiving payment from third party payers. Interest is charged on past due balances; however, such interest is not recorded until it is collected from the patients. Patient receivables are charged off as uncollectible when all reasonable collection efforts are exhausted.

(f) *Medical supplies:*

Medical supplies are stated at the lower of cost, using a first-in, first-out valuation, and market value.

(g) *Property and equipment:*

Property and equipment are stated at cost. Depreciation is computed using the straight-line and declining-balance methods over the estimated useful lives of the assets as follows:

Building and improvements	15-39 years
Equipment and furniture	3-7 years

Leases that substantially transfer the risk and benefits of ownership are capitalized with the cost included in equipment and the related debt recorded in long-term debt. Construction in progress includes

Notes to Consolidated Financial Statements

Period from March 29, 2004 (date of acquisition) to December 31, 2004
(In thousands of U.S. dollars, unless otherwise indicated)

1. **Significant accounting policies (continued):**

expenditures for labor, materials and other costs. Depreciation commences when the projects are complete and placed in service.

(h) *Deferred financing costs:*

Deferred financing costs are amortized over the life of the respective debt financing. Deferred financing costs associated with the subordinated notes are being amortized on a straight-line basis over 20 years.

(i) *Intangibles and Goodwill:*

Goodwill represents the excess of cost over the fair value of net tangible assets acquired. Other intangibles represent the value of the hospital operating licenses, medical charts and records, referral sources and trade names and are being amortized on a straight-line basis over their respective economic lives. Goodwill is not amortized but is reviewed at least annually for impairment.

(j) *Facility service revenue:*

Facility service revenue represents the estimated net realizable amounts from patients, third party payers and others for services rendered. Facility service revenue also includes estimated retroactive adjustments under reimbursement agreements with third party payers.

Each Center has agreements with third party payers that provide for payments at amounts different from the Center's established rates. Payment arrangements include prospectively determined rates per diagnosis, reimbursed costs, discounted charges and per diem payments. Settlements under reimbursement arrangements are accrued on an estimated basis in the period the services are rendered and are adjusted in future periods, as final settlements are determined. Differences between the estimated amounts accrued and interim and final settlements are reported in operations in the period of settlement.

(k) *Income taxes:*

The Corporation uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. In assessing the realization of future tax assets, management considers whether it is more likely than not that some portion or all of its future tax assets will not be realized. The structure of the Corporation is such that, at least in the near term future,

Notes to Consolidated Financial Statements

Period from March 29, 2004 (date of acquisition) to December 31, 2004
(In thousands of U.S. dollars, unless otherwise indicated)

1. **Significant accounting policies (continued):**

it is likely to incur taxable losses. Therefore, a valuation allowance is recognized with regard to the recoverability of future income tax assets.

Because the Centers are partnerships, they are required to deduct and withhold tax on the portion of their income allocable to the Corporation at a rate of 35%. The Corporation is not expected to generate current U.S. federal taxable income and, accordingly, the withholding tax deposited should be refunded to the Corporation.

(l) *Foreign exchange contracts:*

The Corporation enters into forward contracts to hedge against its exposure to the U.S. dollar. Gains and losses from these activities are reported as adjustments to the related forecasted transactions as they are consummated. The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. The Corporation also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

2. Facility service revenue and accounts receivable:

The Centers receive payment for services rendered from federal and state agencies, private insurance carriers, employers, managed care programs and patients. Revenue and receivables from government agencies and certain private insurance carriers are significant to the Centers' operations; however, management does not believe that there are any significant credit risks associated with these government agencies and private insurance carriers. During the period March 29 to December 31, 2004, billings to Blue Cross Blue Shield and Medicare represented 31.2% and 15.6% respectively of the Corporation's net facility service revenues.

3. Acquisition:

Effective March 29, 2004, the Corporation purchased, with the proceeds from its initial public offering, an indirect 51% interest in three limited liability partnerships, each of which owns a specialty hospital. The Centers operate as Sioux Falls Surgical Center, LLP in Sioux Falls, Black Hills Surgery Center, LLP in Rapid City and Dakota Plains Surgical Center, LLP in Aberdeen, all in South Dakota (each an "MFC Partnership").

The Corporation purchased its interest in the Centers for cash consideration of $147,858.

Amounts allocated to goodwill and other intangibles are deductible for income tax purposes and, accordingly, no future income tax liabilities have been recorded. The allocation of the purchase price is complete and includes costs directly related to the acquisition.

Notes to Consolidated Financial Statements

Period from March 29, 2004 (date of acquisition) to December 31, 2004
(In thousands of U.S. dollars, unless otherwise indicated)

3. Acquisition (continued):

Current assets, including cash of $3,106	$ 17,290
Current liabilities	(4,984)
Property and equipment	27,946
Intangibles	91,860
Goodwill	45,012
Long-term debt	(20,386)
Minority interest	(8,880)
Cash consideration	$147,858

4. Property and equipment:

	Cost	Accumulated Depreciation	Net Book Value
Land and improvements	$ 2,653	$ –	$ 2,653
Building and improvements	20,602	830	19,772
Equipment and furniture	6,146	1,956	4,190
Construction projects in progress (note 14)	511	–	511
	$29,912	$2,786	$27,126

5. Intangibles:

Intangible assets acquired in connection with the acquisition detailed in note 3 consist of the following:

	Gross Carrying Amount	Accumulated Amortization	Amortization Period (Years)
Hospital operating licenses	$ 560	$ 85	5
Medical charts and records	3,800	414	7
Referral sources	81,900	4,321	10-15
Trade names	5,600	–	None (indefinite life)
	$91,860	$4,820	

Notes to Consolidated Financial Statements

Period from March 29, 2004 (date of acquisition) to December 31, 2004
(In thousands of U.S. dollars, unless otherwise indicated)

6. Long-term debt:

The Centers have revolving credit facilities in the amount of $23.0 million and notes payable of $6.2 million. At December 31, 2004, the following amounts were outstanding:

Black Hills	$ 7,323
Dakota Plains	3,776
Sioux Falls	7,763
	18,862
Capital lease (note 7)	760
	19,622
Less current portion	510
	$19,112

The credit facilities for Dakota Plains and Sioux Falls bear interest at rates that vary with prime and at December 31, 2004, the effective interest rate was approximately 4.75%. With respect to the Black Hills credit facilities, approximately $1,099 varies with LIBOR, $428 varies with prime, $705 is at a fixed rate of 9.1% and $5,091 is at a fixed rate of 7.25%.

Long-term debt maturities are as follows:

Year ending December 31:

2005	$ 510
2006	6,288
2007	12,150
2008	99
2009	38
Thereafter	537
	$19,622

Each credit facility is secured by a security interest in all property and a mortgage on the real property owned by each MFC Partnership.

Notes to Consolidated Financial Statements

Period from March 29, 2004 (date of acquisition) to December 31, 2004
(In thousands of U.S. dollars, unless otherwise indicated)

7. Leases:

One of the Centers leases certain equipment under a long-term lease agreement, which lease has been recorded as a capitalized lease. Minimum future lease payments for the capital lease are as follows:

Year ending December 31:

2005	$253
2006	253
2007	253
2008	63
Total minimum lease payments	822
Less interest	(62)
Present value of minimum lease payments (note 6)	$760

In addition, a Center leases certain MRI equipment under a noncancellable long-term lease with payments made based on the number of scans performed with certain minimum payments required. Payments made under the lease in 2004 were $271. Minimum annual payments under terms of the operating lease are as follows:

Year ending December 31:

2005	$186
2006	125

8. Subordinated notes payable:

The subordinated notes payable are denominated in Canadian dollars with an aggregate principal amount of Cdn. $130,822. The subordinated notes bear interest at 12.5% and have an initial term of 10 years, subject to the Corporation's right to extend for two additional successive five-year terms, provided certain conditions are satisfied.

On or after the fifth anniversary of the issue of the notes, the Corporation may redeem the subordinated notes for the principal amount plus a premium that decreases over time so long as it has deposited funds sufficient to pay accrued and unpaid interest on the notes.

9. Share capital and income per share:

On March 29, 2004, the Corporation issued 22,173,212 common shares for net proceeds of $61,961.

The loss per share for the period was calculated on the basis of 22,173,212 common shares outstanding.

Notes to Consolidated Financial Statements

Period from March 29, 2004 (date of acquisition) to December 31, 2004
(In thousands of U.S. dollars, unless otherwise indicated)

10. Employee future benefits:

Benefits programs at each of the Centers include a qualified 401(k) retirement plan, which covers all employees who meet eligibility requirements. Each Center makes matching contributions subject to certain limits. Contributions by the Centers for the period from March 29, 2004 to December 31, 2004 were $278, and in February 2005, a discretionary profit-sharing contribution was made in the amount of $395 related to the year ended December 31, 2004.

11. Provision for Income Taxes:

Income taxes reported in the Consolidated Financial Statements are as follows:

Provision for income taxes	$ –
Components of total income taxes	
U.S. income taxes:	
Current	–
Future	–
Total U.S. income taxes	–
Canadian income taxes:	
Current	–
Future	–
Total Canadian income taxes	–

The components of future income tax balances are as follows:

Future income tax assets:	
Fixed assets	$ 15
Allowance for doubtful accounts	388
Accrued liabilities	244
Unrealized foreign exchange loss	3,799
Net operating losses carry forward	179
Future income tax liabilities:	
Intangibles and goodwill	(617)
Future income tax asset (liability)	4,008
Less valuation allowance	(4,008)
Net future income tax asset (liability)	$ –

12. Related party transactions:

a) *Management services and other contracts*

Under a contract, Sioux Falls Surgical Center, LLP ("Sioux Falls") was reimbursed $880 for services that it provides to or on behalf of Sioux Falls Surgical Physicians, LLP ("Surgical Physicians"), a related company that owns 49% of Sioux Falls Surgical Center, LLP. Dakota Plains Surgical Center, LLP paid

Notes to Consolidated Financial Statements

Period from March 29, 2004 (date of acquisition) to December 31, 2004

(In thousands of U.S. dollars, unless otherwise indicated)

12. Related party transactions (continued):

$167 for management services provided by Surgical Physicians under a contract that expires in 2008. Sioux Falls rents office space and obtains laundry services from related entities, for which it paid $60 and $73 respectively. In connection with its marketing and corporate development activities, the Corporation utilized, and paid $62 for use of, aircraft owned by an entity controlled by an Officer of the Corporation.

b) Other transactions

Physicians, who control the 49% minority interests in each of their respective Centers, routinely provide professional services directly to patients utilizing the facilities of the Centers. Certain of these physicians serve on the boards of management of the Centers and three such individuals perform the duties of Medical Director of each of the Centers.

13. Foreign exchange contracts:

At December 31, 2004, the Corporation had 36 monthly forward foreign exchange contracts outstanding under which the Corporation will sell U.S. dollars for a fixed amount of Canadian dollars on the following terms:

Contract Value Dates	# Contracts	US$ to be Delivered *($millions)*	Cdn$ to be Delivered *($millions)*	Cdn$ per US$
Jan – Dec 2005	12	$18.0	$24.4	$1.35
Jan – Dec 2006	12	$18.0	$24.4	$1.35
Jan – Dec 2007	12	$18.0	$23.3	$1.35 - $1.18
		$54.0	$72.1	

The foregoing contracts cover conversion of U.S. $54.0 million into Cdn. $72.1 million and have a fair value as of December 31, 2004 of $5.7 million which amount has not been recognized in the Corporation's financial statements.

The Corporation has deposited $3.1 million with the counterparty to ensure its performance under these contracts. The deposit is classified as restricted cash on the consolidated balance sheet.

14. Commitments:

The Black Hills Center is expanding its imaging facility and has entered into:

(a) a contract for the purchase of a 3T MRI for approximately $2.3 million, which will be financed by an affiliate of the vendor over five years with interest at 5.09%; and

(b) a $1.8 million construction contract for the expansion of its imaging center to accommodate the new MRI, addition of a procedure room and reconfiguration of the existing facility. As at December 31, 2004, $511 has been incurred and is included in construction in progress. A U.S. bank is providing a $1.5 million loan to finance the construction, which loan bears interest at the one-month LIBOR rate

Notes to Consolidated Financial Statements

Period from March 29, 2004 (date of acquisition) to December 31, 2004
(In thousands of U.S. dollars, unless otherwise indicated)

14. Commitments (continued):

plus 215 basis points with principal to be repaid over 15 years following estimated completion of the construction.

15. Comparative figures:

The Corporation was formed on January 12, 2004 and did not complete its initial issuance of units until March 29, 2004. Accordingly, there are no comparative figures for previous periods.

Corporate Information

Board of Directors

Frank Cerrone
Senior Vice President, General Counsel & Secretary,
Retirement Residences
Real Estate Investment Trust

Alan Dilworth
Corporate Director

Dr. Gil Faclier
Anaesthetist-in-Chief,
Sunnybrook and Women's College
Health Sciences Centre

Irving Gerstein
Corporate Director

Seymour Temkin (Chairman)
Consultant

Dr. Larry Teuber
President, Medical Facilities Corporation

Officers

Dr. Donald Schellpfeffer
Chief Executive Officer

Dr. Larry Teuber
President

Michael Salter
Chief Financial Officer

Registered and Head Office
250 Yonge Street, Suite 2400
Toronto, Ontario, Canada
M5B 2M6

Stock Exchange Listing
The Toronto Stock Exchange
Stock symbol: DR.UN

Auditor
KPMG LLP
199 Bay Street, Suite 3300
Toronto, Ontario, Canada
M5L 1B2

Transfer Agent and Registrar
Computershare
100 University Avenue
Toronto, Ontario, Canada
M5J 2Y1

Investor Information
Unitholders or other interested parties seeking financial information about the Corporation are invited to call:
Michael Salter
Chief Financial Officer
(416) 848-7380
Toll Free 1-877-402-7162

Annual Meeting
The Annual Meeting of Unitholders will be held on May 11, 2005 at 4:00 p.m. at
The Design Exchange
234 Bay Street
Toronto, Ontario, Canada
M5K 1B2



MEDICAL
FACILITIES
CORPORATION

Black Hills Surgery Center, LLP
216 Anamaria Drive
Rapid City, SD 57701

Sioux Falls Surgical Center, LLP
Surgical Management Professionals
910 East 20th Street
Sioux Falls, SD 57105

Dakota Plains Surgical Center, LLP
701 8th Avenue, N.W.
Aberdeen, SD 57041

MEDICAL FACILITIES CORPORATION

PROXY FOR REGISTERED HOLDERS OF COMMON SHARES

This proxy is being solicited by management of Medical Facilities Corporation (the "Issuer") from holders of common shares of the Issuer ("Shareholders") for use in connection with the annual and special meeting (the "Meeting") of Shareholders to be held on May 11, 2005 at the Design Exchange, 234 Bay Street, Toronto, Ontario M5K 1B2 at 4:00 p.m. (Toronto time). Reference is made to the accompanying management information circular of the Issuer dated March 28, 2005 (the "Circular") for further information.

The undersigned Shareholder of the Issuer hereby appoints DR. DONALD SCHELLPFEFFER or, failing him, MICHAEL SALTER (or instead of either of them ....), as proxy of the undersigned to attend and vote at the Meeting and at any adjournment thereof, with full power of substitution and with all the powers which the undersigned could exercise if personally present and with authority to vote at the said proxyholder's discretion unless herein otherwise specified. The said proxyholder is hereby specifically directed to:

1. **VOTE FOR ☐ or WITHHOLD FROM VOTING ON ☐** the election of members of the board of directors;

2. **VOTE FOR ☐ or WITHHOLD FROM VOTING ON ☐** the appointment of KPMG LLP as the auditors of the Issuer and the authorization of the Issuer's board of directors to fix such auditors' remuneration; and

3. **VOTE FOR ☐ or VOTE AGAINST ☐** the resolution in the form attached as Schedule "B" to the Circular authorizing the continuance of the Issuer into the Province of British Columbia.

DATED this _______ day of ________________________, 2005.

____
Name of Shareholder

____
Signature of Shareholder

NOTE:

1. The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions noted hereon on any ballot that may be called for. **In the absence of instructions to the contrary, the shares will be voted "FOR" the above-mentioned items.** Management of the Issuer presently knows of no matters to come before the Meeting other than the matters identified in the notice of the Meeting. If any matters that are not known should properly come before the Meeting, the shares will be voted on such matters in accordance with the best judgment of the said proxyholder.

2. To vote this proxy, the Shareholder must sign in the space provided on this form. Please sign exactly as the name appears hereon and in which the shares are registered. If the Shareholder is a corporation, the proxy should be executed by duly authorized officers and its corporate seal must be affixed. **If this proxy is not dated in the space provided, the proxy shall be deemed to bear the date on which it was mailed by or on behalf of management of the Issuer.**

4. **The Shareholder has the right to appoint a person, other than the persons designated, to attend, vote and act for the Shareholder and on the Shareholder's behalf at the Meeting.** Such right may be exercised by striking out the names of the specified persons and inserting the name of such other person in the space provided.

5. This proxy revokes all prior proxies given by the Shareholder represented by this proxy and may be revoked at any time before it has been exercised.

6. Reference should be made to the Circular, which accompanies the notice of Meeting, for a full explanation of the rights of Shareholders regarding completion and use of this proxy and other information pertaining to the Meeting.

MEDICAL FACILITIES CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

**ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 11, 2005**

March 28, 2005

MEDICAL FACILITIES CORPORATION

INFORMATION CIRCULAR

This information circular is furnished in connection with the solicitation of proxies by or on behalf of management of Medical Facilities Corporation (the "**Issuer**") for use at the annual and special meeting (the "**Meeting**") of shareholders (the "**Shareholders**") of the Issuer to be held on May 11, 2005 at The Design Exchange, 234 Bay Street, Toronto, Ontario, M5K 1B2 commencing at 4:00 p.m. (Toronto time), and at all postponements or adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting.

PROXY SOLICITATION AND VOTING

Solicitation of Proxies

The solicitation of proxies for the Meeting will be made primarily by mail, but proxies may also be solicited personally, in writing or by telephone by employees of the Issuer, at nominal cost. The Issuer will bear the cost in respect of the solicitation of proxies for the Meeting and will bear the legal, printing and other costs associated with the preparation of this information circular. The information contained herein is given as at March 28, 2005, except where otherwise noted.

Appointment and Revocation of Proxies

Together with this information circular, Shareholders will also be sent a form of proxy. The persons named in such proxy are officers of the Issuer. **A Shareholder who wishes to appoint some other person to represent him or her at the Meeting may do so by crossing out the persons named in the enclosed proxy and inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy. Such other person need not be a Shareholder of the Issuer.**

Computershare Trust Company of Canada (the "**Agent**") holds the Common Shares represented by income participating securities ("**IPSs**") in trust for the benefit of holders of IPSs ("**IPS Holders**") and has the right to vote such Common Shares at the Meeting. The Agent is required to submit proxies (as a Shareholder) for voting rights attached to such Common Shares in accordance with the instructions provided by IPS Holders. Upon submission by an IPS Holder (or its designee) whose name appears on a list of beneficial IPS Holders prepared in connection with the Meeting, of identification satisfactory to the Agent's representative, an IPS Holder may require the Agent to sign and deliver to such holder (or its designee) a proxy to exercise personally the voting rights attaching to Common Shares underlying such IPS Holder's IPSs, if such holder either (i) has not previously given the Agent voting instructions in respect of the Meeting or (ii) submits to such representative written revocation of any such previous instructions. At the Meeting, the IPS Holder (or its designee) exercising voting rights under a proxy granted by the Agent, has the right to speak at the Meeting in respect of any matter, question, proposal or proposition, to vote by way of ballot at the Meeting in respect of any matter, question, proposal or proposition, and to vote at the Meeting by way of a show of hands in respect of any matter, question or proposition. Together with this information circular, IPS Holders will also be sent an instruction form addressed to the Agent which may be completed and returned to the Agent setting out the IPS Holder's voting instructions.

To be valid, proxies or instructions to the Agent must be deposited at the offices of the Agent, 9th Floor, North Tower, 100 University Avenue, Toronto, Ontario, M5J 2Y1, so as not to arrive later than 5:00 p.m. (Toronto time) on May 10, 2005, or be deposited with the Chair of the Meeting prior to the commencement of the Meeting. If the Meeting is adjourned, proxies or instructions to the Agent must be deposited 48 hours (excluding Saturdays, Sundays and holidays), before the time set for any reconvened meeting at which the proxy or instructions are to be used, or be deposited with the Chair of the Meeting prior to the commencement of the Meeting or any reconvened meeting.

The document appointing a proxy must be in writing and completed and signed by a Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Instructions provided to the Agent by an IPS Holder must be in writing and completed and signed by the IPS Holder or his or her attorney authorized in writing or, if the IPS Holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as officers, attorneys, executors, administrators, trustees, etc., should so indicate and provide satisfactory evidence of such authority.

A Shareholder that has given a proxy may revoke the proxy: (a) by completing and signing a proxy bearing a later date and depositing it as aforesaid; (b) by depositing an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing: (i) at the registered office of the Issuer at any time up to and including the last business day preceding the day of the applicable Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the Chair of the Meeting prior to the commencement of such Meeting on the day of such Meeting or any adjournment thereof; or (c) in any other manner permitted by law. An IPS Holder that has given instructions to the Agent with respect to the voting of the Common Shares underlying its IPSs may revoke the instructions: (a) by completing and signing instructions bearing a later date and depositing it as aforesaid; (b) by depositing an instrument in writing executed by the IPS Holder or by his or her attorney authorized in writing: (i) at the registered office of the Agent at any time up to and including the last business day preceding the day of the applicable Meeting, or any adjournment thereof, at which the instructions are to be relied on, or (ii) with the Chair of the Meeting prior to the commencement of such Meeting on the day of such Meeting or any adjournment thereof; or (c) in any other manner permitted by law.

Voting of Proxies

The persons named in the accompanying form of proxy will vote Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the instructions of the Shareholder as indicated on the proxy. The Agent will vote Common Shares underlying IPSs in respect of which they are instructed, on any ballot that may be called for, in accordance with the instructions of the IPS Holder. **In the absence of such specification, such Common Shares will be voted: (a) FOR the election of the seven nominees to the board of directors listed under the heading "Matters to be Considered at the Meeting – Election of Directors"; (b) FOR the appointment of KPMG LLP as auditors of the Issuer; and (c) FOR the continuance of the Issuer into the Province of British Columbia.**

The persons appointed under the form of proxy are conferred with discretionary authority with respect to amendments to or variations of matters identified in the form of proxy and Notice of Meeting and with respect to other matters that may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matter or business. At the time of printing this information circular, the directors of the Issuer (the "**Directors**") know of no such amendments, variations or other matter.

INFORMATION FOR BENEFICIAL HOLDERS OF SECURITIES

Information set forth in this section is very important to persons who hold Common Shares or IPSs otherwise than in their own names. A non-registered securityholder of the Issuer (a "**Beneficial Holder**") who beneficially owns Common Shares or IPSs, but such Common Shares or IPSs are registered in the name of an intermediary (such as a securities broker, financial institution, trustee, custodian or other nominee who holds securities on behalf of the Beneficial Holder or in the name of a clearing agency in which the intermediary is a participant) should note that only proxies or instructions deposited by securityholders whose names are on the records of the Issuer as the registered holders of Common Shares or IPSs can be recognized and acted upon at the Meeting.

Common Shares or IPSs that are listed in an account statement provided to a Beneficial Holder by a broker are registered in the name of The Canadian Depository for Securities Limited ("**CDS**") or its nominee and not in the Beneficial Holder's own name on the records of the Issuer.

Applicable regulatory policy in Canada requires brokers and other intermediaries to seek voting instructions from Beneficial Holders in advance of securityholders' meetings. Every broker or other intermediary has its own mailing

procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Holder by its broker is identical to that provided to registered securityholders. However, its purpose is limited to instructing the registered securityholder how to vote on behalf of the Beneficial Holder. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("**ADP**"). ADP typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Holders and asks Beneficial Holders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions representing the voting of the securities to be represented at the Meeting. A Beneficial Holder receiving an ADP voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted.

Although Beneficial Holders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker or other intermediary, a Beneficial Holder may attend at the Meeting as proxyholder for the registered holder and vote their Common Shares in that capacity. Beneficial Holders who wish to attend the Meeting and indirectly vote their own Common Shares as proxyholder for the registered holder should enter their own names in the blank space on the form of proxy or voting instruction form provided to them and return the same to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Issuer is authorized to issue an unlimited number of Common Shares. As of the date of this information circular, there were 22,173,212 Common Shares and IPSs outstanding (28,259,976 on a fully diluted basis). All of the outstanding Common Shares are registered in the name of the Agent and are held by the Agent in trust for the IPS Holders.

At the Meeting, each Shareholder of record at the close of business on April 8, 2005, the record date established for the notice of the meeting (the "**Record Date**"), will be entitled to one vote for each Common Share held on all matters proposed to come before the Meeting, except to the extent such Shareholder has transferred any such Common Shares after the record date and the transferee of such Common Shares establishes ownership thereof and makes a written demand to the Corporate Secretary, not later than 10 days before the date of the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such Common Shares.

To the knowledge of the Directors, the following persons beneficially own or exercise control or direction over Common Shares carrying approximately 10% or more of the votes attached to the issued and outstanding Common Shares:

Name	Number of Common Shares beneficially owned or over which control or direction is exercised	Percentage of Total Common Shares
Mackenzie Financial Corporation[1]	2,875,300	12.97%

[1] Based on publicly available filings.

MATTERS TO BE CONSIDERED AT THE MEETING

1. Election of Directors

The number of directors to be elected at the Meeting has been fixed at seven. **The persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, intend to vote for the election, as directors, of the proposed nominees whose names are set out below.** It is not contemplated that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. Each Director elected will hold office until the next annual meeting or until his successor is elected or appointed. Each director will also serve on the board of managers of Medical Facilities Holdings, (USA) LLC ("**Medical Facilities USA**"), the Issuer's wholly owned subsidiary.

The following table sets forth the names of, and certain information for, the persons proposed to be nominated for election as directors. Biographies for each Director, which include a summary of each Director's principal occupation and employment within the five preceding years, are set out at pages 39 and 40 of the Issuer's initial annual information form dated March 28, 2005 (the "**AIF**") and such information is specifically incorporated by reference herein. The AIF can be found under the Issuer's profile at www.sedar.com. Upon request, the Issuer will promptly provide a copy of the AIF free of charge to a securityholder of the Issuer.

Name & Province of Residence	Principal Occupation	Date Appointed as a Director	Ownership or Control Over IPSs(1)
Frank Cerrone(4) (5) Ontario, Canada	Senior Vice-President, General Counsel & Secretary, Retirement Residences Real Estate Investment Trust	February 27, 2004	600
Alan J. Dilworth(2) (5) Ontario, Canada	Corporate Director	February 27, 2004	2,350
Dr. Gil Faclier(4) Ontario, Canada	Anaesthetist-in-Chief, Sunnybrook and Women's College Health Sciences Center	February 27, 2004	2,000
Irving Gerstein (5) (6) Ontario, Canada	Corporate Director	March 10, 2004	2,000
Dr. Donald Schellpfeffer(6)	Chief Executive Officer of the Issuer and Medical Facilities USA	To be appointed as of the date of this Meeting	221,022(7)
Seymour Temkin(2) (3) (6) Ontario, Canada	Consultant	January 12, 2004	3,000
Dr. Larry Teuber(6)	President of the Issuer and Medical Facilities USA	December 1, 2004	548,105(8)

(1) The information as to IPSs beneficially owned, directly or indirectly, including by associates or affiliates, not being within the knowledge of the Issuer, has been furnished by the respective nominees individually
(2) Members of the Distribution Committee along with Michael Salter, the CFO of the Issuer.
(3) Chairman of the board of directors.
(4) Members of the Nominating, Compensation and Governance Committee.
(5) Members of the Audit Committee.
(6) Members of the Acquisition Committee along with Dr. Gail Benson and Farley Kaufmann, members of the board of managers of Medical Facilities USA (a wholly-owned subsidiary of the Issuer).
(7) Dr. Donald Schellpfeffer has an indirect 4.07% holding in Sioux Falls through his ownership interest in the related Holding Entity (as defined in the Issuer's AIF). 28.57% of this ownership interest is exchangeable into a maximum of 221,022 IPSs.
(8) Dr. Larry Teuber has an indirect 9.04% holding in Black Hills through his ownership interest in the related Holding Entity (as defined in the Issuer's AIF). 28.57% of this ownership interest is exchangeable into a maximum of 548,105 IPSs.

2. Appointment of Auditors

It is proposed that the firm of KPMG LLP, Chartered Accountants, be appointed as auditors of the Issuer, to hold office until the next annual meeting of the Shareholders or until their successor is appointed, and that the Directors be authorized to fix the remuneration of the auditors.

KPMG LLP has been the auditor of the Issuer since its inception. **The persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, will vote such proxies in favour of a resolution to appoint KPMG LLP as auditors of the Issuer and authorize the Directors to fix their remuneration.**

3. Financial Statements

The annual report, the financial statements of the Issuer for the year ended December 31, 2004 and the Auditors' Report thereon accompanying this information circular will be placed before the Shareholders at the Meeting for their consideration. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions regarding such financial statements, such questions may be brought forward at the Meeting.

4. Special Business – Continuance from Ontario to British Columbia

While the Issuer's subsidiaries currently conduct business solely in the United States and there are no current plans to conduct business in Canada, management anticipates that the most likely Canadian jurisdiction in which its subsidiaries may conduct business in the future would be the Province of British Columbia. In addition, certain aspects of the recently enacted *Business Corporations Act* (British Columbia) (the "**BC Act**") will, in the Issuer's view, better facilitate the Issuer's business and affairs than the *Business Corporations Act* (Ontario) (the "**Ontario Act**") under which the Issuer was incorporated. Among other things, the BC Act does not impose the same limitations on transfer restrictions on securities offered to the public that, in the case of the Issuer, are necessary to ensure compliance with applicable U.S. health and other regulatory requirements.

The BC Act and the Ontario Act are generally similar, although there are some differences between the two statutes. A table summarizing certain differences between the BC Act and the Ontario Act that may be significant to shareholders of the Issuer is attached as Schedule "A" to this information circular. The summary in Schedule "A" is not intended to be exhaustive. For a full understanding of the differences and similarities of the BC Act and the Ontario Act, reference should be made to the text of the two statutes, both available at http://www.canlii.org/.

Management is of the view that changing the corporate domicile of the Issuer from Ontario to British Columbia would be advantageous to the Issuer, and the Issuer is therefore seeking the approval and authorization of its shareholders to continue under the BC Act (the "**Continuance**"). In connection with the Continuance, the Issuer will adopt articles of continuance under the BC Act that are substantially similar to its current articles of incorporation, with the exception of certain provisions to be added to maintain consistency with the requirements of the Ontario Act (as more fully described in Schedule "A"). The text of the special resolution (the "**Special Resolution**") that would give effect to the Continuance is attached to this information circular as Schedule "B". To be effective, a resolution authorizing the Continuance must be passed by two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting. **The persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, will vote such proxies in favour of the Continuance.**

Shareholders are entitled to certain dissent rights under the Ontario Act and to be paid the fair value of their Common Shares if they dissent to the Continuance and the Continuance becomes effective. The registered Shareholder must dissent with respect to all of the Common Shares held by such registered Shareholder on behalf of any one dissenting beneficial Shareholder. A brief summary of the applicable provisions of the Ontario Act and the procedure for exercising dissent rights is attached as Schedule "C" to this information circular.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation paid during the 2004, 2003 and 2002 financial years to the individuals who were, at December 31, 2004, the Chief Executive Officer and Chief Financial Officer of the Issuer and the three other most highly compensated executive officers of the Issuer, Medical Facilities USA or the MFC Partnerships (collectively, the "**Named Executive Officers**") during such years.

		Annual Compensation		
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**
Dr. Donald Schellpfeffer Chief Executive Officer	2004 2003 2002	183,438 180,000 180,000	81,250 - -	- - -
Michael Salter[1] Chief Financial Officer	2004 2003 2002	75,000 - -	36,000 - -	- - -
Dr. Larry Teuber President	2004 2003 2002	187,138 183,700 156,677	81,250 - -	- - -
Kyle Goldhammer Chief Financial Officer, Sioux Falls Surgical Center, LLP	2004 2003 2002	114,115 111,346 95,000	123,792 8,000 5,619	7,664 6,030 7,294
Doug Johnson, Chief Executive Officer, Sioux Falls Surgical Center, LLP	2004 2003 2002	217,196 222,772 183,943	25,099 50,837 24,726	12,858 8,062 10,287

(1) Appointed as Chief Financial Officer of the Issuer on February 17, 2004.

Employment Agreements

Dr. Donald Schellpfeffer and Dr. Larry Teuber have entered into employment agreements with the Issuer and Medical Facilities USA, effective as of March 29, 2004 for an initial term of three years, unless earlier terminated as described below. Pursuant to these agreements, Drs. Schellpfeffer and Teuber (each, an "**Executive**") have been appointed as Chief Executive Officer and President, respectively, of Medical Facilities USA.

Under the employment agreements, each Executive is entitled to a gross annual salary of US$41,250 (the "**Base Salary**") payable in twelve equal monthly instalments, provided that for the 2004 financial year, such salary is only payable for the one month period commencing on December 1, 2004 and ending on December 31, 2004. Each Executive may also be entitled to an annual incentive bonus of up to US$81,250 to the extent that distributable cash for the relevant period (for each Executive, excluding distributable cash generated from the MFC Partnership at which he performs medical services) exceeds the fixed base distribution for such period, or otherwise if and to the extent that the board of managers of Medical Facilities USA may determine, in accordance with reasonable performance criteria. The employment agreements also permit Drs. Schellpfeffer and Teuber to participate in the LTIP (as defined below).

No later than September 30, 2006, each Executive shall commence discussions with Medical Facilities USA about extending the term of his employment. If terms and conditions for the extension of the initial term have not been reached by December 31, 2006, then at any time after such date, Medical Facilities USA may relieve the Executive of his duties or the Executive may elect to cease performing such duties, in either case by providing notice in writing. If the employment of either Executive is terminated at any time after December 31, 2006, such Executive shall be entitled to any payments due under the employment agreement up to March 29, 2007, the date of expiry of the initial term. Medical Facilities USA may also terminate the Agreement at any time with or without cause, provided that if such termination is made without cause, the Executive shall be entitled to a lump sum payment equivalent to two times the sum of the Executive's base salary and annual incentive bonus for the most recently

completed financial year (the "**Severance Amount**"). If termination occurs during the 2005 financial year, however, the 2004 financial year shall be treated as a full calendar year for the purpose of determining the Severance Amount. The Executive may also terminate the Agreement upon giving three months' written notice to Medical Facilities USA and its board.

Long Term Incentive Plan

On January 1, 2005, Medical Facilities USA adopted a Long-Term Incentive Plan ("**LTIP**") for its managers, officers and employees as well as those of certain of its affiliates ("**Eligible Participants**"). The purpose of the LTIP is to promote a greater alignment of interests between Eligible Participants who participate in the Plan and the securityholders of the Issuer by providing incentives for improved performance and accretive acquisitions. Incentive awards will generally be made on an annual basis based on increases in Adjusted Distributable Cash over the Adjusted Base Distribution for the year. Adjustments will be made to LTIP awards to exclude the performance of a physician's own center where his/her awards are concerned (as a result of U.S. regulatory considerations). Awards are payable annually in cash.

For each financial year, the maximum value of the awards payable under the LTIP shall be a portion (the "**Prescribed Portion**") of the amount by which the distributable cash for that year exceeds the base distribution fixed by the board for such year, adjusted for each Eligible Participant who performs medical services at an MFC Partnership to exclude distributable cash earned by such MFC Partnership (the "**Excess**"). The maximum amount of such awards shall be calculated as follows:

Percentage by which Excess exceeds Base Distribution or Adjusted Base Distribution	Prescribed Portion of Excess
5% or less	10%
more than 5%, less than 10%	15%
10% or more, less than 20%	20%
20% or more	30%

In addition, each MFC Partnership may also adopt a Long-Term Compensation Plan ("**LTCP**") for key members of its management, who are not licensed physicians. The purpose of the LTCP is to provide eligible participants with compensation opportunities that will enhance each MFC Partnership's ability to attract, retain and motivate key personnel, and reward key members for significant performance of non-medical services. Pursuant to the LTCP, each MFC Partnership sets aside a pool of funds based upon the amount (the "**Surplus**") by which each MFC Partnership's distributions to Medical Facilities USA and its related Subco exceed its threshold amount (such threshold effectively representing a cumulative 5% growth rate).

REPORT ON EXECUTIVE COMPENSATION

Composition of the Compensation Committee

For the year ended December 31, 2004 the Nominating, Compensation and Governance Committee of the Issuer and of Medical Facilities USA consisted of Frank Cerrone (Chairman) and Dr. Gil Faclier.

Compensation Policy

The objectives of the Issuer and Medical Facilities USA with respect to compensation of executive officers are to provide compensation levels necessary to attract and retain high quality executives and to motivate key executives to contribute to the interests of the Issuer and Medical Facilities USA. These objectives are to be met by the two principal components of the executive compensation package: (a) an annual component comprising salary and bonus; and (b) a long term component based on the LTIP described above. The compensation of the Chief Executive Officer, the Chief Financial Officer and the President was based on the following factors and criteria: (a) comparison with compensation of senior officers of similar companies or trusts; (b) performance of the Issuer

and Medical Facilities USA; and (c) performance and contribution of the Chief Executive Officer, the Chief Financial Officer and the President.

Bonuses were paid to certain senior officers and certain management personnel for the 2004 year. Such bonuses were paid with reference to the following considerations: (i) the level of performance achieved by the individual officer or manager; and, (ii) the level of performance achieved by the Issuer ad Medical Facilities USA. Each of such considerations received equal weighting. In some cases, employment agreements with such senior officers and management personnel provide for the payment of a bonus. The payment of bonuses allows the Issuer and Medical Facilities USA to provide an incentive and recognize the achievements of key personnel.

None of the Named Executive Officers was granted any LTIP participation in 2004. LTIP grants have been approved for the Named Executive Officers and certain other senior officers and certain management personnel effective January 1, 2005. Such LTIP grants were made after taking into consideration the terms and number of outstanding options as well as other appropriate criteria. The grant of LTIP participation helps to align the interests of senior officers, managers, and other valued participants with those of IPS Holders and should thereby enhance IPS Holder value.

Indebtedness of Directors and Officers

For the year ended December 31, 2004, there was no indebtedness of any current or former officers or directors of the Issuer to the Issuer or its subsidiaries entered into in connection with a purchase of securities of the Issuer or its subsidiaries or for any other purpose.

UNIT PERFORMANCE GRAPH

The following graph compares the total cumulative return to IPS Holders for $100 invested in IPSs of the Issuer (assuming the reinvestment of distributions) with the total cumulative return of the S&P/TSX Composite Index for the period from the closing of the Issuer's initial public offering on March 29, 2004, when the IPSs were listed for trading on the TSX, to December 31, 2004, the end of the Issuer's first financial year.


140
130
120
110
100
90
Mar. 29
Dec.31
2004
Medical Facilities Corporation
S&P/TSX Composite Total Return Index

AUDIT COMMITTEE AND AUDITOR'S FEES

The Audit Committee of the Issuer and the fees payable to the Auditors of the Issuer are set out in pages 42 to 43 of the Issuer's annual information form, available under the Issuer's profile at www.sedar.com, and such information is incorporated by reference herein.

COMPENSATION OF DIRECTORS

Each Director is entitled to receive an annual retainer of US$20,000 and US$1,500 per meeting attended in person or US$500 per meeting attended by phone. Directors are reimbursed for out-of-pocket expenses for attending meetings. The Directors also participate in the insurance and indemnification arrangements described below.

DIRECTORS' AND OFFICERS' INSURANCE

The Directors, managers and officers of the Issuer and Medical Facilities USA are covered under a directors' and officers' insurance policy. The aggregate limit of liability applicable to the insured Directors, managers and officers under the policy will be Cdn$20 million including defence costs. Under the policy, each entity will have reimbursement coverage to the extent that it has indemnified the Directors, managers and officers. Each of Black Hills Surgery Center, LLP and Sioux Falls Surgery Center, LLP, both indirect subsidiaries of the Issuer, have independently obtained policies of insurance for their directors and officers.

The by-laws of the Issuer, the Operating Agreement of Medical Facilities USA and the Partnership Agreements of each MFC Partnership also provide for the indemnification of their respective directors, managers and officers from and against liability and costs in respect of any action or suit brought against them in connection with the execution of their duties of office, subject to certain limitations.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Directors, other than as disclosed in this information circular, no insider, Director or proposed nominee for election as a Director, or any associate or affiliate of any such persons, had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction with the Issuer since the closing of the Issuer's initial public offering on March 29, 2004.

* * * * *

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "**TSX**") Committee on Corporate Governance in Canada issued a series of guidelines (the "**TSX Report**") for effective corporate governance. The TSX Report recommended that the TSX adopt, as a listing requirement, a requirement that each listed corporation provide annual disclosure of its approach to corporate governance. The TSX adopted a new by-law requiring every Canadian company listed on the TSX to disclose its corporate governance practices.

The following describes the Issuer's governance practices with reference to the guidelines set out in the TSX Report. The Canadian securities regulators have proposed various corporate governance guidelines that would effectively replace the TSX guidelines. We are carefully monitoring the proposed guidelines and will consider modifying our governance practices if and when the proposed guidelines are adopted by the Canadian securities regulators. We are pleased to make the following disclosure regarding our governance practices:

TSX Corporate Governance Guideline	**Comments**
1. The board should explicitly assume responsibility for the stewardship of the corporation, specifically:	Pursuant to the mandate of the board of directors of the Issuer (the "**Board**"), the Board is responsible for supervising the activities and managing the investments and affairs of the Issuer. The Board, directly and through Medical Facilities USA, has responsibility for managerial and executive oversight of the business of the Issuer's subsidiaries. The Board is responsible for the oversight of management, which keeps the Board fully informed of the progress of the Issuer and its subsidiaries towards the achievement of their established goals and of all material deviations from the goals or objectives and policies established by the Board in a timely and candid manner.
(a) adoption of a strategic planning process.	The Board is actively involved in the Issuer's strategic planning process. The Board receives presentations from management respecting the business of the Issuer and its subsidiaries, including current and potential opportunities and risks relating to the business and is undertaking the review and approval of a strategic plan that takes into account, among other things, the opportunities and risks with respect to the business of the Issuer and its subsidiaries.
(b) identifying principal risks and ensuring the implementation of appropriate systems to manage these risks.	The Board is responsible for the identification of the principal risks for the Issuer and its subsidiaries and ensuring the implementation of appropriate risk management systems. The Board, directly and through its audit committee, assesses the major risks relating to the Issuer and reviews, approves and monitors the manner in which those risks are managed. The audit committee also assists the Board in its oversight of the Issuer's financial reporting process, including the review and approval of management's identification of principal financial risks and monitoring the processes that manage such risks. The audit committee meets regularly to review with management, and where appropriate, with the independent auditor, the Issuer's guidelines and policies with respect to risk assessment, the Issuer's major financial risk exposures and the steps management has taken to monitor and control such exposures.

TSX Corporate Governance Guideline	Comments
(c) succession planning, including appointing, training and monitoring senior management.	The Board is responsible for reviewing the performance of senior management, and oversees management succession planning. Under the Issuer's corporate structure, certain controls relating to the operations and affairs of the MFC Partnerships are exercised by the Issuer's wholly-owned subsidiary, Medical Facilities USA. The compensation, nominating and corporate governance committee reviews and makes recommendations to the Board and to the managers of Medical Facilities USA with respect to the appointment of officers and the hiring, compensation, benefits and termination of senior executive officers of the Issuer or Medical Facilities USA, respectively.
(d) implementing a corporate communications policy.	The Board has adopted a disclosure policy that establishes a procedure for determining how material information is to be disclosed or disseminated. The policy requires complete, accurate and timely communication between the Issuer and its securityholders, financial analysts, the media and the public and prohibits the selective disclosure of information. The policy requires that material information must be broadly distributed to the general public by press release and that announcements of material changes be factual and balanced. The policy also provides guidance on the disclosure of forward-looking information in continuous disclosure documents. In addition, the audit committee of the Issuer reviews with management, and where appropriate, the independent auditor: (i) press releases that include financial information (such as earnings press releases); as well as (ii) any financial information and any earnings guidance provided to analysts and rating agencies. This review and discussion may be done generally (consisting of a discussion of the types of information to be disclosed and the types of presentation to be made) and may not take place in advance of the disclosure of each release or provision of guidance.
(e) assuming responsibility for the integrity of internal control and management information systems.	The Board, through its audit committee, regularly reviews the effectiveness of the Issuer's internal control processes and its financial, auditing and accounting organizations and personnel and any special steps adopted in light of any material control deficiencies. The audit committee consults with management and the external auditors regarding the overall control environment and the adequacy of accounting system controls and reports its findings to the Board annually.
2. The majority of the Board should be unrelated.	The Board is currently comprised of six individuals, five of whom qualify as unrelated directors as defined by the TSX guidelines. At the Meeting, seven directors will be elected; of the seven individuals named in this information circular, five qualify as unrelated directors.

TSX Corporate Governance Guideline	Comments
3. Disclose the status of each Board member and explain.	Each of the directors, with the exception of Dr. Teuber, is an unrelated member of the Board, having no relationship to the Issuer or any of its subsidiaries that could be perceived to materially interfere with their ability to act with a view to the best interests of the Issuer. Dr. Teuber is the President of the Issuer and is a representative of management of the Issuer, Medical Facilities USA and the MFC Partnerships on the board of directors of the Issuer. Management is also soliciting proxies for the election of Dr. Donald Schellpfeffer, the Chief Executive Officer of the Issuer, as a member of the board of directors of the Issuer at the Meeting; if elected he would become a second representative of management on the board.
4. The Board should appoint a committee of Directors, a majority of whom are unrelated, to nominate new directors and assess directors on an ongoing basis.	The directors of the Issuer are directly responsible for filling vacancies on the board, periodically reviewing the composition and effectiveness of the directors, recommending new nominees for election and the contribution and compensation of individual directors. The compensation, nominating and corporate governance committee assists the Board in fulfilling these responsibilities by developing and recommending criteria for selecting new Board members and identifying and considering candidates, annually reporting to the Board with an assessment of its performance and annually reviewing the competencies, skills and personal qualities required of Board members in light of relevant factors. All of the members of the committee are unrelated to and independent of the Issuer, Medical Facilities USA and the MFC Partnerships.
5. The Board should implement a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual trustees.	The directors of the Issuer are directly responsible for filling vacancies on the board, periodically reviewing the composition and effectiveness of the directors, recommending new nominees for election and the contribution and compensation of individual directors. The compensation, nominating and corporate governance committee is additionally responsible for periodically reviewing the composition and effectiveness of the Board, the contribution of individual directors, considering questions of management succession and considering and approving proposals by the directors to engage outside advisors on behalf of the directors of the Issuer. All of the members of the committee are independent of the Issuer, Medical Facilities USA and the MFC Partnerships.
6. An orientation program should be provided for new recruits to the Board.	Since the formation of the Issuer last year, no new independent Board members have been recruited, and no formal orientation program has been adopted by the Board. However, if new independent Board members are appointed, they will be provided with materials to educate them on the Issuer and its business, including an Ongoing Obligations Manual, and will be provided the opportunity to visit the MFC Partnerships and meet with senior management. Comprehensive information packages are also distributed to Board members in advance of meetings of the Board and the audit committee.

TSX Corporate Governance Guideline	Comments
7. Every Board should examine its size with a view to the effectiveness of its decision-making.	The Board considers its composition and size on an on-going basis. The Board considers that it is important that the Board maintain an adequate level of industry representation as well as a variety of other complementary skills and experience to foster effective decision-making. At the present time, the Board believes that its composition and size are appropriate to facilitate effective decision-making on behalf of the Issuer.
8. The Board should review the adequacy and form of member compensation in light of responsibilities and risk.	At least annually, the compensation, nominating and corporate governance committee of the Issuer reviews and makes recommendations to the Board with respect to the compensation of Board members, the Chairman, and those acting as committee chairs to, among other things, ensure their compensation appropriately reflects the responsibilities they are assuming. Assisted by the recommendations of the compensation, nominating and corporate governance committee, the Board considers the adequacy and form of director compensation, taking into account the responsibilities and risks involved in being a director. In determining the appropriate level of compensation, the Board considers types and amounts of compensation paid to directors of comparable public companies and income trusts.
9. Committees of the Board should generally be composed of outside members, the majority of whom are unrelated to the issuer.	The audit committee and compensation, nominating and corporate governance committee of the Issuer are comprised entirely of unrelated and independent directors and the distribution committee of the Issuer is comprised of two unrelated and independent directors and the CFO of the Issuer. The acquisition committee of Medical Facilities USA is comprised of three independent and unrelated managers and two representatives of management.
10. Every Board should expressly assume responsibility for, or assign to a committee responsibility for, the approach to governance issues.	The Board is directly responsible for developing the Issuer's approach to governance issues, including developing a set of governance principles and guidelines that are specifically applicable to the Issuer. The Board is responsible for reviewing the Issuer's statement of governance practices, including the Issuer's disclosure regarding its compliance with the TSX corporate governance guidelines, and has approved this summary.
11. The Board, together with the CEO, should develop position descriptions for the Board and the CEO. In addition, the Board should develop the corporate objectives that the CEO is responsible for meeting.	The directors have adopted a clear written mandate for the Board. The Board oversees the performance of management and will have an opportunity to discuss such performance with management on a regular basis. The Board has adopted position descriptions for the Board and for the CEO, CFO and other senior executives of both the Issuer and Medical Facilities USA, including the definition of the limits to management's responsibilities, the development of the objectives which the senior officers are responsible for meeting and the assessment of the senior officers against these objectives.

TSX Corporate Governance Guideline	Comments
12. Every Board should have in place appropriate structures and procedures to ensure it can function independently of management.	The Chair of the Board is unrelated to management. In addition, the Board and the audit committee meet regularly without management present. The audit committee meets periodically with the external auditors without management present to discuss matters affecting the conduct of their audit and other corporate matters.
13. All Boards should have an Audit Committee composed only of non-management members, and have a clearly defined mandate.	The Issuer has an audit committee that is comprised of three unrelated and independent directors. The audit committee is responsible for oversight of the accounting and financial reporting practices and procedures of the Issuer, monitoring the adequacy of internal accounting controls and procedures, and reviewing the quality and integrity of financial statements of the Issuer. The committee is also responsible for reviewing and approving the auditors' examination and for the selection of independent auditors. In addition, the audit committee assesses the major financial risks relating to the Issuer, as more fully described in the response to guideline 1(b) above. The audit committee assists Medical Facilities USA's managers in fulfilling their responsibilities of oversight of the accounting and financial reporting practices and procedures of Medical Facilities USA and its subsidiaries, monitoring the adequacy of internal accounting controls and procedures and reviewing the quality and integrity of financial statements. As part of its audit responsibilities, the committee also reviews quarterly and annual consolidated financial statements and makes recommendations to the Board regarding their approval. Further, the committee makes recommendations as to the appointment of external auditors and their compensation and oversees, in consultation with management, the effectiveness of the Issuer 's policies and internal controls.
14. The Board should implement a system that enables an individual member to engage an outside advisor at no expense to the Board member in appropriate circumstances.	In discharging its mandate the Board and its committees have the authority to retain (and authorize the payment by the Issuer of) and receive advice from, special legal, accounting or other advisors and outside consultants if appropriate.

OTHER BUSINESS

The Directors are not aware of any matter intended to come before the Meeting other than those items of business set forth in the attached Notice. If any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote in respect of those matters in accordance with their judgment.

ADDITIONAL INFORMATION

Additional financial information is provided in the Issuer's financial statements and management's discussion and analysis of the Issuer's financial condition and results of operations for its most recently completed financial year. Such information, in addition to the Issuer's annual information form, is available under the Issuer's profile on SEDAR at www.sedar.com. In the alternative, copies may be obtained from the Chief Financial Officer of the Issuer upon written request.

APPROVAL OF DIRECTORS

The contents and the sending of this information circular to the Shareholders have been approved by the Board of Directors of the Issuer.

Dated as of March 28, 2005

BY ORDER OF THE BOARD OF DIRECTORS

"Seymour Temkin"

Chair of the Board of Directors
Medical Facilities Corporation

SCHEDULE "A"

Summary of Certain Differences between the
***Business Corporations Act* (Ontario) and the *Business Corporations Act* (British Columbia)[1]**

	Ontario Act	BC Act
Directors	Majority of directors must be Canadian residents.	No residency requirement for directors. The Issuer's articles will provide that a majority of its directors must be Canadian residents.
	Directors may be removed by ordinary resolution.	Directors may be removed by special resolution unless otherwise provided in articles. The Issuer's articles will provide that directors may be removed by ordinary resolution.
	Provisions for permitted indemnification of directors and officers are substantially the same as but less detailed than in the BC Act.	Includes detailed provisions for permitted and prohibited indemnification of directors or officers. Unlike the Ontario Act, gives discretion to the court to order payment or make any other order it considers appropriate.
	Directors are not liable if they rely in good faith on financial statements, auditors' reports or professional reports.	Directors are not liable if they rely in good faith on financial statements, auditors' reports, professional reports, a statement of fact from an officer, or on other documents the court considers provide reasonable grounds for the directors' actions.
Place of meetings	Subject to the articles, directors may determine place of meetings.	Meetings may be held outside British Columbia if provided in the articles or approved by shareholders. The Issuer's articles will provide for meetings outside British Columbia.
Ability to set necessary levels of shareholder consent	Act does not provide flexibility on shareholder approvals, which are either majority resolution or (where specified in the act) special resolution. A "special resolution" must be passed by at least 2/3 of votes cast.	Articles can set levels for various shareholder approvals (other than those prescribed by the statute). The default threshold is a special resolution. The percentage of votes required for a special resolution can be specified in the articles, no less than 2/3 and no more than 3/4 of votes cast. The Issuer's articles will provide that 2/3 of the votes cast on a given resolution will constitute a "special majority".

---

1 This summary deals only with differences between the two statutes that may be significant to shareholders of the Issuer. In addition, it is not intended to be exhaustive. For a full understanding of the differences and similarities of the Ontario Act and the BC Act, reference should be made to the text of the two statutes, both available at http://www.canlii.org/.

	Ontario Act	BC Act
Restrictions on share transfers	Only certain limited restrictions on transfer are permitted if offering to the public.	Does not prohibit share transfer restrictions of the type in the Issuer's articles.
"Corporate incest"	A corporation cannot hold shares in itself, and a subsidiary cannot hold shares in its parent, except in extremely limited circumstances.	A company may purchase and hold its own shares, and a subsidiary may hold shares of a parent company, unless prohibited by the articles or unless the subsidiary is or would become insolvent. A subsidiary may not vote shares held in its parent company or form part of quorum. The Issuer's articles will prohibit "corporate incest".
Meaning of "insolvent"	A corporation may not pay dividends or purchase or redeem its shares if there are reasonable grounds for believing (i) it is or would be unable to pay its liabilities as they become due; or (ii) it would not meet a net asset solvency test. The net asset solvency tests for different purposes vary somewhat.	For purposes of the insolvency test that must be passed for the payment of dividends and purchases and redemptions of shares, "insolvent" is defined to mean a company is unable to pay its debts as they become due in the ordinary course of its business. Unlike the Ontario Act, the BC Act does not impose a net asset solvency test for these purposes. For purposes of proceedings to dissolve or liquidate, the definition of "insolvent" from federal bankruptcy legislation applies.
Reduction of capital	Capital may be reduced by special resolution but not if reasonable grounds for believing that, after the reduction, (i) the corporation would be unable to pay its liabilities as they become due; or (ii) the realizable value of the corporation's assets would be less than its liabilities.	Capital may be reduced by special resolution or court order. A court order is required if reduced capital would be less than the realizable value of the company's assets less its liabilities.
Shareholders' proposals	A shareholder entitled to vote may submit notice of a proposal.	The BC Act includes a more detailed regime for shareholders' proposals than the Ontario Act. For example, a person submitting a proposal must have been the registered or beneficial owner of one or more voting shares for at least 2 years before signing the proposal. In addition, the proposal must be signed by shareholders who, together with the submitter, are registered or beneficial owners of (i) at least 1% of the company's voting shares, or (ii) shares with a fair market value exceeding an amount prescribed by regulation (at present, $2,000).
Amalgamations	No provision for amalgamation pursuant to court approval.	Amalgamation may be effected with court approval.

	Ontario Act	BC Act
	Interjurisdictional amalgamation is not available – to amalgamate either the Ontario corporation must first continue out of Ontario into the foreign jurisdiction or the foreign corporation must first continue into Ontario.	Company may amalgamate with a company from a foreign jurisdiction and carry on as either a BC company or, if allowed by the foreign jurisdiction, a company organized under the foreign jurisdiction.
Sale of all or substantially all the assets or undertaking of business	The sale by a corporation of all or substantially all its assets, outside of the ordinary course of business, is permitted only if authorized by special resolution. Any such sale gives rise to dissent rights.	The sale by a corporation of all or substantially all its undertaking, outside of the ordinary course of business, is permitted only if authorized by special resolution. Any such sale gives rise to dissent rights. Unlike the Ontario Act, the BC Act exempts certain transactions with affiliates.
Dissent rights	Provides a right of dissent and appraisal in respect of certain fundamental corporate actions. No provision for the court to vary the statutory framework	Provides a substantively similar right of dissent and appraisal, though there are differences in the procedural and process requirements. The court may vary the statutory framework. Shareholders may waive dissent rights in respect of a particular change.
Compulsory acquisition	Provides a right of compulsory acquisition for an offeror that acquires 90% of the target securities pursuant to a take-over bid, other than securities held at the date of the bid by or on behalf of the offeror. Unlike the BC Act, provides that where a person (together with its affiliates and associates) acquires 90% or more of a class of securities, other securityholders can require the corporation itself to acquire their securities.	Provides a substantively similar right although there are differences in the procedures and process. Unlike the Ontario Act, provides that where an offeror does not use the compulsory acquisition right when entitled to do so, a securityholder who did not accept the original offer may require the offeror to acquire the securityholder's securities involved in the original offer.
Oppression remedy	The scope of potential claimants includes securityholders or former securityholders of the corporation or any of its affiliates, beneficial owners or former beneficial owners of securities of the corporation or any of its affiliates, directors or officers or former directors or officers of the corporation or any of its affiliates, or any other person considered proper by the court. Claims may be based on conduct of the corporation or any of its affiliates that is oppressive, unfairly prejudicial, or that unfairly disregards the interests of a securityholder, creditor, director or officer.	The scope of potential claimants includes shareholders, beneficial owners of shares and any other person considered appropriate by the court. Claims may be based on conduct of the corporation that is oppressive or unfairly prejudicial. Unlike the Ontario Act, the BC Act does not make reference to conduct that "unfairly disregards" interests.

	Ontario Act	BC Act
Derivative actions	A securityholder or former securityholder, beneficial owner or former beneficial owner of a security of the corporation or any of its affiliates, a director or officer or former director or officer of the corporation or any of its affiliates, or any other person considered proper by the court may, with leave of the court, bring an action in the name of the corporation or any of its subsidiaries or intervene in any such action to prosecute, defend or discontinue it.	A shareholder, beneficial owner, director and any other person considered appropriate by the court may, with leave of the court, bring action in the name of the company or defend an action against the company. Shareholder approval of action is not determinative but will be taken into account.
Investigations/appointment of inspectors	Shareholders can apply to the court for the appointment of an inspector. Unlike the BC Act, the Ontario Act does not require an applicant to hold a specified number of shares.	A company may appoint an inspector by special resolution. Shareholders holding at least 1/5 of all shares may apply to the court for the appointment of an inspector. The court must consider whether there are reasonable grounds for believing there has been oppressive, fraudulent or dishonest conduct.

SCHEDULE "B"

SPECIAL RESOLUTION OF THE SHAREHOLDERS

OF

MEDICAL FACILITIES CORPORATION
(the "Issuer")

AUTHORIZATION TO TRANSFER TO ANOTHER JURISDICTION

RESOLVED as a special resolution pursuant to Section 181 of the *Business Corporations Act* (Ontario) (the "OBCA") that:

1. The Issuer is hereby authorized to make an application, in the form attached as Appendix "A" hereto, for a Certificate of Continuance continuing the Issuer under the *Business Corporations Act* (British Columbia) (the "BCBCA") as if it had been incorporated under the laws of British Columbia.

2. The Issuer is hereby authorized to make an application to the Minister of Consumer and Business Services (the "Minister") of Ontario for the Minister's authorization to permit such continuance.

3. Any officer or director of the Issuer is hereby authorized and directed to execute, under the corporate seal or otherwise, and to deliver all documents and to do all things necessary or desirable to effect such application for a Certificate of Continuance under the laws of British Columbia.

ARTICLES OF CONTINUANCE

RESOLVED that:

1. The Issuer is hereby authorized, pursuant to Section 181 of the OBCA and Section 302 of the BCBCA, to make an application under the BCBCA for a Certificate of Continuance and to adopt Articles of Continuance in the form attached as Appendix "B" hereto in substitution for its existing Articles of Incorporation, to be effective upon the issuance of a Certificate of Continuance by the Director appointed under the BCBCA.

2. Any officer or director of the Issuer is hereby authorized and directed to execute, under the corporate seal or otherwise, and deliver all such other documents and to do all things necessary or desirable to effect the foregoing resolutions, including the execution and delivery of Articles of Continuance to the Registrar of Companies of British Columbia.

****

APPENDIX "A"

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.fin.gov.bc.ca/registries

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The regulations under the *Business Corporations Act* requires this form to be filed on the Internet at www.corporateonline.gov.bc.ca

CONTINUATION APPLICATION

FORM 16 – BC COMPANY
Section 302 *Business Corporations Act*

Freedom of Information and Protection of Privacy Act (FIPPA)
The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A. NAME OF COMPANY – *Choose one of the following:*

☑ The name Medical Facilities Corporation is the name reserved for the foreign corporation to be continued in. The name reservation number is NR#6879129, OR

☐ The foreign corporation is to be continued in with a name created by adding "B.C. Ltd." after the incorporation number of the company.

B. FOREIGN CORPORATION'S CURRENT JURISDICTION

1. Corporate number assigned by the foreign corporation's jurisdiction: is 2038941
2. Corporation's name in the foreign corporation's jurisdiction: Medical Facilities Corporation
3. Foreign corporation's date of incorporation or the most recent date of amalgamation or continuation: January 12, 2004
4. Foreign corporation's jurisdiction of incorporation, amalgamation or continuation: Ontario

C. AUTHORIZATION FOR CONTINUATION

Authorization for the continuation from the foreign corporation's jurisdiction is:

☐ ATTACHED ☑ ALREADY FILED

D. REGISTRATION AS AN EXTRAPROVINCIAL COMPANY

Is the foreign corporation currently registered in BC as an extraprovincial company?

☐ YES ☑ NO

If YES, enter the BC registration number and name of the extraprovincial company below:

Extraprovincial Registration Number in BC: N/A
Extraprovincial Company Name in BC: N/A
(Including assumed name, if any, approved for use in BC)

E. CERTIFIED CORRECT – I have read this form and found it to be correct.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE FOREIGN CORPORATION	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE FOREIGN CORPORATION	DATE SIGNED
		, 2005

FORM 16/WEB Rev. 2004 / 3/10

NOTICE OF ARTICLES

A. NAME OF COMPANY

Set out the name of the company as set out in Item A of the Continuation Application.

MEDICAL FACILITIES CORPORATION

B. TRANSLATION OF COMPANY NAME

Set out every translation of the company name that the company intends to use outside of Canada, or if none, enter "not applicable".

N/A

C. DIRECTOR NAME(S) AND ADDRESS(ES)

Set out the full name, delivery address and mailing address (if different) of every director of the company. The delivery address must be for the office at which the individual can usually be served with records between 9 a.m. and 4 p.m. on business days. If there is no office at which the individual can usually be served with records during statutory business hours, enter the delivery address and mailing address, if different, of the individual's residence. Attach an additional sheet if more space is required.

FULL NAME INCLUDING MIDDLE NAME, IF APPLICABLE	DELIVERY ADDRESS INCLUDING POSTAL CODE	MAILING ADDRESS INCLUDING POSTAL CODE
SEYMOUR TEMKIN	395 Woodsworth Road Toronto, ON M2L 2V1	395 Woodsworth Road Toronto, ON M2L 2V1
ALAN J. DILWORTH	63 Inglewood Drive Toronto, ON M4T 1H2	63 Inglewood Drive Toronto, ON M4T 1H2
GIL FACLIER	27 Davean Drive Toronto, ON M2L 2R6	27 Davean Drive Toronto, ON M2L 2R6
FRANK CERRONE	253 Burns Boulevard King City, ON L7B 1E3	253 Burns Boulevard King City, ON L7B 1E3
IRVIN GERSTEIN	55 Clarendon Avenue Toronto, ON M4V 1J2	55 Clarendon Avenue Toronto, ON M4V 1J2
LARRY TEUBER	9701 Clarkson Road Rapid City, Michigan 57702	9701 Clarkson Road Rapid City, Michigan 57702
DONALD SCHELLPFEFFER	4308 South Vista Lane Sioux Falls, South Dakota 57105	4308 South Vista Lane Sioux Falls, South Dakota 57105

D. REGISTERED OFFICE ADDRESSES

DELIVERY ADDRESS OF THE COMPANY'S REGISTERED OFFICE (INCLUDING POSTAL CODE)

1900 – 355 Burrard Street, Vancouver BC V6C 2G8

MAILING ADDRESS OF THE COMPANY'S REGISTERED OFFICE (INCLUDING POSTAL CODE)

1900 – 355 Burrard Street, Vancouver BC V6C 2G8

E. RECORDS OFFICE ADDRESSES

DELIVERY ADDRESS OF THE COMPANY'S RECORDS OFFICE (INCLUDING POSTAL CODE)

1900 – 355 Burrard Street, Vancouver BC V6C 2G8

MAILING ADDRESS OF THE COMPANY'S RECORDS OFFICE (INCLUDING POSTAL CODE)

1900 – 355 Burrard Street, Vancouver BC V6C 2G8

FORM 16 Rev. 2004 / 3/ 10

F. AUTHORIZED SHARE STRUCTURE

	Maximum number of shares of this class or series of shares that the company is authorized to issue	Kind of shares of this class or series of shares		Are there special rights or restrictions attached to the shares of this class or series of shares?
Identifying name of class or series of shares	MAXIMUM NUMBER OF SHARES AUTHORIZED	PAR VALUE	TYPE OF CURRENCY	YES/NO
Common	No Maximum	NPV	N/A	No

FORM 16 Rev. 2004 / 3/ 10

APPENDIX "B"

ARTICLES OF CONTINUANCE

Medical Facilities Corporation (the "Company") has as its articles the following articles.

Adopted by Special Resolution of the shareholders on May 11, 2005.

Incorporation number:

PART 1 - INTERPRETATION

1.1 Definitions

Without limiting Article 1.2 in these Articles, unless the context otherwise requires:

(1) "board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

(2) "*Business Corporations Act*" means the *Business Corporations Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3) "legal personal representative" means the personal or other legal representative of the shareholder;

(4) "OBCA" means the *Business Corporations Act* (Ontario) and all amendments thereto in force from time to time and any statute or code of the Province of Ontario that supercedes such Act;

(5) "registered address" of a shareholder means the shareholder's address as recorded in the central securities register; and

(6) "seal" means the seal of the Company, if any.

1.2 *Business Corporations Act* and *Interpretation Act* Definitions Applicable

The definitions in the *Business Corporations Act* and the definitions and rules of construction in the *Interpretation Act*, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term used in these Articles, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the *Business Corporations Act*, the *Business Corporations Act* will prevail.

PART 2 - SHARES AND SHARE CERTIFICATES

2.1 Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2 Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the *Business Corporations Act.*

2.3 Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

2.4 Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5 Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1) order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2) issue a replacement share certificate or acknowledgment, as the case may be.

2.6 Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1) proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(2) any indemnity the directors consider adequate.

2.7 Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8 Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the *Business Corporations Act*, determined by the directors.

2.9 Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

2.10 Lien on Shares

The Company has a lien on any share or shares registered in the name of a shareholder or his legal representative for any debt of that shareholder to the Company.

2.11 Enforcement of Lien

The lien referred to in Article 2.10 may be enforced by any means permitted by law and:

(a) where the share or shares are redeemable pursuant to the articles of the Company by redeeming such share or shares and applying the redemption price to the debt;

(b) subject to the *Business Corporations Act*, by purchasing the share or shares for cancellation for a price equal to the book value of such share or shares and applying the proceeds to the debt;

(c) by selling the share or shares to any third party whether or not such party is at arm's length to the Company, and including, without limitation, any officer or director of the Company, for the best price which the directors consider to be obtainable for such share or shares; or

(d) by refusing to register a transfer of such share or shares until the debt is paid.

PART 3 - ISSUE OF SHARES

3.1 Directors Authorized

Subject to the *Business Corporations Act* and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2 Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3 Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4 Conditions of Issue

Except as provided for by the *Business Corporations Act*, no share may be issued until it is fully paid. A share is fully paid when:

(1) consideration is provided to the Company for the issue of the share by one or more of the following:

(a) past services performed for the Company;

(b) property;

(c) money; and

(2) the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5 Share Purchase Warrants and Rights

Subject to the *Business Corporations Act*, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

3.6 Fractional Shares

The Company may issue fractional shares, and the holders of fractional shares of the Company shall be entitled to exercise the rights of a shareholder for such fractional share in proportion to the fraction of the share held.

PART 4 - SHARE REGISTERS

4.1 Central Securities Register

As required by and subject to the *Business Corporations Act*, the Company must maintain in British Columbia a central securities register. The directors may, subject to the *Business Corporations Act*, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

PART 5 - SHARE TRANSFERS

5.1 Registering Transfers

A transfer of a share of the Company must not be registered unless:

(1) a duly signed instrument of transfer in respect of the share has been received by the Company;

(2) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company;

(3) such additional requirements as may be imposed from time to time in accordance with Part 25 of these articles have been complied with; and

(4) if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

5.2 Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3 Transferor Remains Shareholder

Except to the extent that the *Business Corporations Act* otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4 Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1) in the name of the person named as transferee in that instrument of transfer; or

(2) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5 Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6 Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

PART 6 - TRANSMISSION OF SHARES

6.1 Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2 Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the *Business Corporations Act* and the directors have been deposited with the Company.

PART 7 - PURCHASE OF SHARES

7.1 Company Authorized to Purchase Shares

Subject to Article 7.2 and 7.3, the special rights and restrictions attached to the shares of any class or series and the *Business Corporations Act*, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2 Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1) the Company is insolvent; or

(2) making the payment or providing the consideration would render the Company insolvent.

7.3 Restriction on Intercorporate ownership of own Shares

The Company shall not hold shares in itself or in its holding corporation and shall not permit any of its subsidiaries to hold shares of the Company unless such holding would be permitted under the OBCA.

7.4 Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1) is not entitled to vote the share at a meeting of its shareholders;

(2) must not pay a dividend in respect of the share; and

(3) must not make any other distribution in respect of the share.

PART 8 - BORROWING POWERS

The Company, if authorized by the directors, may:

(1) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

PART 9 - ALTERATIONS

9.1 Alteration of Authorized Share Structure

Subject to Article 9.2 and the *Business Corporations Act*, the Company may by special resolution:

(1) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(3) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(4) if the Company is authorized to issue shares of a class of shares with par value:

(a) decrease the par value of those shares; or

(b) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(5) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(6) alter the identifying name of any of its shares; or

(7) otherwise alter its shares or authorized share structure when required or permitted to do so by the *Business Corporations Act.*

9.2 Special Rights and Restrictions

Subject to the *Business Corporations Act*, the Company may by special resolution:

(1) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

9.3 Change of Name

The Company may by special resolution authorize an alteration of its Notice of Articles in order to change its name.

9.4 Other Alterations

If the *Business Corporations Act* does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

PART 10 - MEETINGS OF SHAREHOLDERS

10.1 Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the *Business Corporations Act*, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2 Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the *Business Corporations Act* to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3 Place of Meetings

Meetings of the shareholders shall be held at the place where the registered office of the Company is situate or, if the board shall so determine, at some other place within or outside British Columbia.

10.4 Calling of Meetings of Shareholders

The directors may, whenever and wherever they think fit, call a meeting of shareholders. The Company can hold its general meetings at a specified location outside of British Columbia if so authorized by a resolution of its directors.

10.5 Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

10.6 Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. (Toronto time) on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7 Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.8 Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.9 Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1) state the general nature of the special business; and

(2) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(b) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

PART 11 - PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1 Special Business

At a meeting of shareholders, the following business is special business:

(1) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2) at an annual general meeting, all business is special business except for the following:

(a) business relating to the conduct of or voting at the meeting;

(b) consideration of any financial statements of the Company presented to the meeting;

(c) consideration of any reports of the directors or auditor;

(d) the setting or changing of the number of directors;

(e) the election or appointment of directors;

(f) the appointment of an auditor;

(g) the setting of the remuneration of an auditor;

(h) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i) any other business which, under these Articles or the *Business Corporations Act*, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2 Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons, present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy for a shareholder so entitled.

11.4 One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(1) the quorum is one person who is, or who represents by proxy, that shareholder, and

(2) that shareholder, present in person or by proxy, may constitute the meeting.

11.5 Other Persons May Attend

The directors, the president (if any), the secretary (if any), the auditor of the Company, such other persons entitled to attend under the *Business Corporations Act* and any other persons invited by the chair of the meeting or with the consent of the meeting are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6 Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7 Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8 Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1) the chair of the board, if any; or

(2) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.10 Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any meeting reconvened after an adjournment other than the business left unfinished at the meeting from which the adjournment took place.

11.12 Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13 Decisions by Show of Hands or Poll

Subject to the *Business Corporations Act*, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14 Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15 Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16 Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17 Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(1) the poll must be taken:

  (a) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

  (b) in the manner, at the time and at the place that the chair of the meeting directs;

(2) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3) the demand for the poll may be withdrawn by the person who demanded it.

11.18 Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19 Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20 Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21 *Demand for Poll Not to Prevent Continuance of Meeting*

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.22 Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

PART 12 - VOTES OF SHAREHOLDERS

12.1 Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2 Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3 Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1) any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2) if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4 Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5 Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1) for that purpose, the instrument appointing a representative must:

(a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b) be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(2) if a representative is appointed under this Article 12.5:

(a) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6 Proxy Provisions Do Not Apply to All Companies

Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7 Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8 Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9 When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(2) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10 Deposit of Proxy

A proxy for a meeting of shareholders must:

(1) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2) unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11 Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2) by the chair of the meeting, before the vote is taken.

12.12 Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

> *[name of company]*
> (the "Company")
>
> The undersigned, being a shareholder of the Company, hereby appoints *[name]* or, failing that person, *[name]*, as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on *[month, day, year]* and at any adjournment of that meeting.
>
> Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder): ____________________
>
> Signed *[month, day, year]*
>
> ____________________________
>
> *[Signature of shareholder]*
>
> ____________________________
>
> *[Name of shareholder—printed]*

12.13 Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(1) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2) provided, at the meeting, to the chair of the meeting.

12.14 Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15 Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

PART 13 - DIRECTORS

13.1 First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the *Business Corporations Act*. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1) subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company's first directors;

(2) if the Company is a public company, the greater of three and the most recently set of:

(a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b) the number of directors set under Article 14.4;

(3) if the Company is not a public company, the most recently set of:

(a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b) the number of directors set under Article 14.4.

13.2 Residency of Directors

A majority of the directors shall be resident Canadians provided that if the number of directors is fewer than three, at least one shall be a resident Canadian.

13.3 Change in Number of Directors

If the number of directors is set under Articles 13.1(2)(a) or 13.1(3)(a):

(1) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.4 Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.5 Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the *Business Corporations Act* to become, act or continue to act as a director.

13.6 Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.7 Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.8 Special Remuneration for Directors

If any director who is not an employee or officer performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director who is not an employee or officer, or if any director who is not an employee or officer is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director who is not an employee or officer, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.9 Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

PART 14 - ELECTION AND REMOVAL OF DIRECTORS

14.1 Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution in lieu of an annual general meeting as contemplated by Article 10.2:

(1) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2 Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1) that individual consents to be a director in the manner provided for in the *Business Corporations Act*;

(2) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3) with respect to first directors, the designation is otherwise valid under the *Business Corporations Act*.

14.3 Failure to Elect or Appoint Directors

If:

(1) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the *Business Corporations Act*; or

(2) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3) the date on which his or her successor is elected or appointed; and

(4) the date on which he or she otherwise ceases to hold office under the *Business Corporations Act* or these Articles

14.4 Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5 Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6 Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the *Business Corporations Act*, for any other purpose.

14.7 Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8 Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 14.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(1) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9 Ceasing to be a Director

A director ceases to be a director when:

(1) the term of office of the director expires;

(2) the director dies;

(3) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4) the director is removed from office pursuant to Articles 14.10.

14.10 Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by ordinary resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

PART 15 - POWERS AND DUTIES OF DIRECTORS

15.1 Powers of Management

The directors must, subject to the *Business Corporations Act* and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the *Business Corporations Act* or by these Articles, required to be exercised by the shareholders of the Company.

15.2 Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies

in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

PART 16 - DISCLOSURE OF INTEREST OF DIRECTORS

16.1 Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the *Business Corporations Act*) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the *Business Corporations Act* or the OBCA.

16.2 Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

16.3 Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

16.4 Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the *Business Corporations Act*.

16.5 Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

16.6 No Disqualification

Subject to any restrictions under the OBCA, no director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

16.7 Professional Services by Director or Officer

Subject to the *Business Corporations Act* and the OBCA, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

16.8 Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the *Business Corporations Act* and the OBCA, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

PART 17 - PROCEEDINGS OF DIRECTORS

17.1 Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

17.2 Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

17.3 Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1) the chair of the board, if any;

(2) in the absence of the chair of the board, the president, if any, if the president is a director; or

(3) any other director chosen by the directors if:

  (a) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

  (b) neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

  (c) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

17.4 Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 17.4 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner.

17.5 Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

17.6 Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 17.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in Article 23.1 or orally or by telephone.

17.7 When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director if:

(1) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2) the director has waived notice of the meeting.

17.8 Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director, does not invalidate any proceedings at that meeting.

17.9 Waiver of Notice of Meetings

Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director.

17.10 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be a majority of the number directors, provided that where the number of directors of the Company is two directors, both directors must be present to constitute a meeting.

17.11 Validity of Acts Where Appointment Defective

Subject to the *Business Corporations Act*, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

17.12 Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 17.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the *Business Corporations Act* and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

PART 18 - EXECUTIVE AND OTHER COMMITTEES

18.1 Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(1) the power to fill vacancies in the board of directors;

(2) the power to remove a director;

(3) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4) such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

18.2 Appointment and Powers of Other Committees

The directors may, by resolution:

(1) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2) delegate to a committee appointed under paragraph (1) any of the directors' powers, except:

  (a) the power to fill vacancies in the board of directors;

  (b) the power to remove a director;

  (c) the power to change the membership of, or fill vacancies in, any committee of the directors; and

  (d) the power to appoint or remove officers appointed by the directors; and

(3) make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

18.3 Obligations of Committees

Any committee appointed under Articles 18.1, 18.2 and 18.6, in the exercise of the powers delegated to it, must:

(1) conform to any rules that may from time to time be imposed on it by the directors; and

(2) report every act or thing done in exercise of those powers at such times as the directors may require.

18.4 Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 18.1, 18.2 and 18.6:

(1) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2) terminate the appointment of, or change the membership of, the committee; and

(3) fill vacancies in the committee.

18.5 Committee Meetings

Subject to Article 18.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 18.1, 18.2 and 18.6:

(1) the committee may meet and adjourn as it thinks proper;

(2) the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3) a majority of the members of the committee constitutes a quorum of the committee; and

(4) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.6 Audit Committee

If the Company is a public company the directors shall, and otherwise the directors may, constitute an audit committee composed of not fewer than three directors, a majority of whom are not officers or employees of the Company or any of its affiliates, and who shall hold office until the next annual meeting of shareholders. Notwithstanding anything provided in this Part 18, the audit committee shall have the powers and duties provided in the *Business Corporations Act.*

PART 19 - OFFICERS

19.1 Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

19.2 Functions, Duties and Powers of Officers

The directors may, for each officer:

(1) determine the functions and duties of the officer;

(2) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

19.3 Qualifications

No officer may be appointed unless that officer is qualified in accordance with the *Business Corporations Act.* One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

19.4 Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors think fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

PART 20 - INDEMNIFICATION

20.1 Definitions

In this Article 20:

(1) "eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2) "eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director or a former director of the Company (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director of the Company:

(a) is or may be joined as a party; or

(b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3) "expenses" has the meaning set out in the *Business Corporations Act.*

20.2 Mandatory Indemnification of Directors and Former Directors

Subject to the *Business Corporations Act*, the Company must indemnify a director or former director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 20.2.

20.3 Indemnification of Other Persons

Subject to any restrictions in the *Business Corporations Act*, the Company may indemnify any person.

20.4 Non-Compliance with *Business Corporations Act*

The failure of a director or officer of the Company to comply with the *Business Corporations Act* or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

20.5 Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1) is or was a director, officer, employee or agent of the Company;

(2) is or was a director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3) at the request of the Company, is or was a director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4) at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, officer, employee or agent or person who holds or held such equivalent position.

PART 21 - DIVIDENDS

21.1 Payment of Dividends Subject to Special Rights

The provisions of this Article 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

21.2 Declaration of Dividends

Subject to the *Business Corporations Act*, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

21.3 No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 21.2.

21.4 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. (Toronto time) on the date on which the directors pass the resolution declaring the dividend.

21.5 Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of cash or cash equivalents, specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

21.6 Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 21.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1) set the value for distribution of specific assets;

(2) determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3) vest any such specific assets in trustees for the persons entitled to the dividend.

21.7 When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

21.8 Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

21.9 Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

21.10 Dividend Bears No Interest

No dividend bears interest against the Company.

21.11 Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

21.12 Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

21.13 Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

21.14 Unclaimed Dividend

Any dividend that is unclaimed after six years from the date on which it was declared payable shall be forfeited and shall revert to the Company.

PART 22 - DOCUMENTS, RECORDS AND REPORTS

22.1 Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the *Business Corporations Act*.

22.2 Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

PART 23 - NOTICES

23.1 Method of Giving Notice

Unless the *Business Corporations Act* or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the *Business Corporations Act* or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1) mail addressed to the person at the applicable address for that person as follows:

(a) for a record mailed to a shareholder, the shareholder's registered address;

(b) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the mailing address of the intended recipient;

(2) delivery at the applicable address for that person as follows, addressed to the person:

(a) for a record delivered to a shareholder, the shareholder's registered address;

(b) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the delivery address of the intended recipient;

(3) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5) physical delivery to the intended recipient.

23.2 Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 23.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

23.3 Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 23.1, prepaid and mailed or otherwise sent as permitted by Article 23.1 is conclusive evidence of that fact.

23.4 Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

23.5 Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1) mailing the record, addressed to them:

(a) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2) if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

PART 24 - SEAL

24.1 Who May Attest Seal

The Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of any one or more duly authorized directors or officers or other persons as may be determined by the directors from time to time.

24.2 Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 24.1, the impression of the seal may be attested by the signature of any director or officer.

24.3 Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the *Business Corporations Act* or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

PART 25 – SPECIAL RIGHTS AND RESTRICTIONS

25.1 Definitions

In this Article 25:

(1) "designated security" means:

- (a) a voting security of the Company;
- (b) a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or
- (c) a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(2) "security" has the meaning assigned in the *Securities Act* (British Columbia);

(3) "voting security" means a security of the Company that:

- (a) is not a debt security, and

(b) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

25.2 Application

Article 25.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

25.3 Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

25.4 U.S. Licensed Physician Ownership Restrictions

(a) The shares of the Company may not be purchased by, transferred to or beneficially held by a physician licensed to practice in the United States (the "**Licensed Physician**" or, for the purposes of this section, the "**purchaser**" or "**transferee**", where appropriate and as the case may be).

(b) The shares of the Company may not be purchased by, transferred to or beneficially held by any immediate family member of a Licensed Physician (the "**Immediate Family Member**" or, for the purposes of this section, the "**purchaser**" or "**transferee**", where appropriate and as the case may be), any such Immediate Family Member being one of the following persons in relation to the Licensed Physician: husband or wife; natural or adoptive parent, child, or sibling; stepparent, stepchild, stepbrother or stepsister; father-in-law, mother-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law; grandparent or grandchild; and spouse of a grandparent or grandchild.

(c) Before an issue or transfer of any shares of the Company is recorded on the register of the Company, the purchaser or transferee, as the case may be, may be required to submit to the Company or its agents a declaration as to its beneficial ownership of such shares, its citizenship and occupation and such other matters as the board of directors of the Company may deem relevant in order to determine whether the registration of the purchaser or transferee should be prohibited. Such a declaration may also be required at any time when proxies are being solicited from shareholders, before or at any meeting of shareholders or at any time when, in the opinion of the board of directors of the Company, the holding of shares of the Company by any person who is a Licensed Physician or an Immediate Family Member should be prohibited.

(d) Notwithstanding the foregoing, if the board of directors determine that a Licensed Physician or an Immediate Family Member holds shares of the Company which would result in a violation of the U.S. federal physician self-referral law, commonly referred to as the Stark Act, the board of directors may send a notice requiring such shareholder to sell the beneficial interest in the shares to persons who are not Licensed Physicians or an Immediate Family Member within a specified period of not less than 10 days. If a beneficial owner of shares receiving such notice has not sold the specified shares or provided the board of directors with satisfactory evidence that the shareholder is not a Licensed Physician or an Immediate Family Member within such period, the board of directors may, on behalf of such beneficial owner, sell such shares and, in the interim, will suspend the voting and distribution rights attached to such shares. Upon such sale, the affected beneficial owner of the shares of the Company will cease to be the beneficial owner of such shares and his or her rights will be limited to receiving the net proceeds of such sale.

(e) The board of directors and officers of the Company will have no liability for the amount received upon a sale described in Article 25.4, provided that they act in good faith.

25.5 Limitation on United States Resident Ownership

(a) At no time may more than 100 United States persons (using the principles of counting for purposes of Section 3(c)(1) of the Investment Companies Act of 1940 (the "**1940 Act**")) collectively be the beneficial owners of the aggregate of the Company's shares, nor may any United States person be the beneficial owner of more than 10% of the aggregate of the shares of the Company.

(b) The Company may require declarations as to the jurisdictions in which beneficial owners of its shares are resident.

(c) If the Company becomes aware that either of the limitations in these articles may be contravened, the Company will make a public announcement and will not accept a subscription for shares from or issue or register a transfer of shares to a person unless the person provides a declaration that the person is not a United States person.

(d) If, notwithstanding the foregoing, the Company determines that more than 100 United States persons are beneficial owners of its shares (on either a non-diluted or fully-diluted basis), the Company may send a notice to such United States shareholders, as applicable, chosen in inverse order to the order of acquisition or registration or in any manner as the Company may consider equitable and practicable, requiring them to sell their shares or a portion of their shares within a specified period of not less than 10 days. If within such 10 day period, the shareholders receiving the notice do not sell the specified number of shares, as applicable, or provide the Company with satisfactory evidence that they are not United States persons, the Company may, on behalf of those shareholders, sell those shares, as applicable, and, in the interim, will suspend the voting and distribution rights attached to those shares. Upon such sale, the affected shareholders will cease to be shareholders, as applicable, and his or her rights will be limited to receiving the net proceeds of the sale.

(e) The board of directors and officers will have no liability for the amount received upon a sale described in this Article 25.5, provided that they act in good faith.

SCHEDULE "C"

RIGHTS OF DISSENTING SHAREHOLDERS

The following is a summary of the procedure set out in Section 185 of the Ontario Act to be followed by a Shareholder who intends to dissent from the Continuance Resolution and who wishes to require the Issuer to acquire his Common Shares and pay him the fair value thereof, determined as of the close of business on the day before the Continuance Resolution is adopted.

Section 185 provides that a shareholder may only exercise the right to dissent with respect to all the shares of a class held personally by him on behalf of any one beneficial owner and registered in the shareholder's name. As such, a shareholder may only exercise the right to dissent under Section 185 in respect of shares that are registered in that shareholder's name. In many cases, shares beneficially owned by a person (a "Non- Registered Holder") are registered either: (i) in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or (ii) in the name of a clearing agency (such as The Canadian Depositary for Securities Limited ("CDS")) of which the intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise the right to dissent under Section 185 directly (unless the shares are re-registered in the Non-Registered Holder's name). A Non-Registered Holder who wishes to exercise the right to dissent should immediately contact the intermediary who the Non-Registered Holder deals with in respect of the shares and either: (i) instruct the intermediary to exercise the right to dissent on the Non-Registered Holder's behalf (which, if the shares are registered in the name of CDS or other clearing agency, would require that the share first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would have to exercise the right to dissent directly.

A registered shareholder who wishes to invoke the provisions of Section 185 must send to the Issuer a written objection to the Continuance Resolution (the "Notice of Dissent") at or before the time fixed for the shareholders' meeting at which the Continuance Resolution is to be voted on. The sending of a Notice of Dissent does not deprive a registered shareholder of his right to vote on the Continuance Resolution, however a vote either in person or by proxy against the Continuance Resolution does not constitute a Notice of Dissent. A vote in favour of the Continuance Resolution will deprive the registered shareholder of further rights under Section 185.

If the Continuance Resolution is adopted, the Issuer is required, within 10 days after adoption, to notify in writing each shareholder who has filed a Notice of Dissent and has not voted for the Continuance Resolution or withdrawn his objection (a "Dissenting Shareholder") that the Continuance Resolution has been adopted. A Dissenting Shareholder must send the Issuer a written demand for payment (the "Demand for Payment"), within 20 days after he receives notice of adoption of the Continuance Resolution or, if he does not receive such notice, within 20 days after he learns that the Continuance Resolution has been adopted, containing the shareholder's name and address, the number and class of the Issuer's shares for which the shareholder is dissenting, and a demand for payment of the fair value of those shares. Within 30 days after sending the Demand for Payment, the Dissenting Shareholder must send the Issuer or its transfer agent the certificates representing the shareholder's dissenting shares. The Issuer or the transfer agent will endorse on the share certificates a notice that the shareholder is a Dissenting Shareholder and will then return the certificates to the Dissenting Shareholder.

If a Dissenting Shareholder fails to send the Notice of Dissent, the Demand for Payment or his share certificates, he may lose his right to make a claim under Section 185.

After the Dissenting Shareholder sends the Demand for Payment, the Dissenting Shareholder will no longer have any rights as a shareholder of the Issuer other than the right to be paid the fair value of such shares, unless: (i) the Dissenting Shareholder withdraws his Demand for Payment before the Issuer makes a written offer to pay (the "Offer to Pay"); (ii) the Issuer does not make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his Demand for Payment; or (iii) the Issuer's board of directors revoke the Continuance Resolution, in all of which cases the Dissenting Shareholder's rights as a shareholder are reinstated, and in the first two cases, the Dissenting Shareholder's shares will be subject to the Continuance Resolution.

If a Dissenting Shareholder dissents within seven days after the later of the effective date of the Continuance and the date when the Issuer receives the Demand for Payment, the Issuer is required to send, to each Dissenting Shareholder who has sent a Demand for Payment, an Offer to Pay for the shares of the Dissenting

Shareholder in respect of which he has dissented. The Offer to Pay must be in an amount considered by the Issuer's board of directors to be the fair value of the shares. A statement showing how the fair value was determined must acknowledge the Offer to Pay. Every Offer to Pay made to Dissenting Shareholders for shares of the same class must be on the same terms. The Issuer must pay the amount specified in an Offer to Pay within 10 days after the Dissenting Shareholder accepts the Offer to Pay, however the Issuer's Offer to Pay will lapse if the Issuer has not received the Dissenting Shareholder's acceptance within 30 days after the Offer to Pay has been made.

If a Dissenting Shareholder does not accept an Offer to Pay or if an Offer to Pay is not made, the Issuer may apply to the court to fix a fair value for the shares of any Dissenting Shareholder. The application to court to fix the fair value must be made by the Issuer within 50 days after the effective date of the Continuance or within such further period as a court may allow. If the Issuer fails to so apply to the court, a Dissenting Shareholder may apply to the court for the same purpose within a further period of 20 days or within such further period as the court may allow. A Dissenting Shareholder is not required to give security for costs in an application to the court.

Before making an application to the court, or not later than seven days after receiving notice of an application to the court made by a Dissenting Shareholder, as the case may be, the Issuer must give notice to each Dissenting Shareholder who, at the date upon which such notice is given, (i) has sent to the Issuer the Demand for Payment; and (ii) has not accepted the Issuer's Offer to Pay (the "Notice Conditions"), of the date, place and consequences of the application and of such Dissenting Shareholder's right to appear and be heard in person or by counsel, and shall give similar notice to each Dissenting Shareholder who, after the date of the first mentioned notice and before termination of the proceedings, satisfies the Notice Conditions, within three days of such satisfaction. All Dissenting Shareholders who satisfy the Notice Conditions shall be deemed to be joined as parties to any such application to the court to fix a fair value and shall be bound by the decision rendered by the court in the proceedings commenced by such application. The court is authorized to determine whether any other person is a Dissenting Shareholder who should be joined as a party to such application.

The court shall fix a fair value for the shares of all Dissenting Shareholders and may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the effective date of the Continuance until the date of payment of the amount ordered by the court. The fair value fixed by the court may be more or less than the amount specified in an Offer to Pay. The final order of the court in the proceedings commenced by an application by the Issuer or a Dissenting Shareholder shall be rendered against the Issuer and in favour of each Dissenting Shareholder who has complied with the Notice Conditions.

The Issuer cannot make a payment to a Dissenting Shareholder if there are reasonable grounds for believing that:

(a) the Issuer is insolvent; or

(b) the payment would render the Issuer insolvent.

The above is only a summary of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of his shares and is not intended to be exhaustive. Section 185 of the Ontario Act requires strict adherence to the procedures set out therein. It is suggested that a Shareholder wishing to exercise a right to dissent should seek legal advice, as failure to strictly comply with the provisions of the Ontario Act may result in the loss or unavailability of the right to dissent.

The Issuer's board of directors may elect not to proceed with the transactions contemplated in the Continuance Resolution if any notices of dissent are received.

mfc MEDICAL FACILITIES CORPORATION

MEDICAL FACILITIES CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "**Meeting**") of the shareholders of Medical Facilities Corporation (the "**Issuer**") will be held at the Design Exchange, 234 Bay Street, Toronto, Ontario, M5K 1B2 on Wednesday, the 11th day of May, 2005 at the hour of 4:00 p.m. (Toronto time) for the following purposes:

1. **TO RECEIVE** the financial statements of the Issuer for the period beginning on March 29, 2004 and ending on December 31, 2004, together with the report of the auditors thereon;

2. **TO ELECT** members of the board of directors of the Issuer;

3. **TO APPOINT** auditors and authorize the board of directors of the Issuer to fix the remuneration of the auditors;

4. **TO CONSIDER,** and if thought advisable, to pass a resolution in the form set forth in schedule "B" to the accompanying management information circular authorizing the continuance of the Issuer into the Province of British Columbia; and

5. **TO TRANSACT** such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 28th day of March, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

"*Seymour Temkin*"

Chair of the Board of Directors
Medical Facilities Corporation

Ontario

Ontario Securities Commission | Commission des valeurs mobilières de l'Ontario

P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8

CP 55, 19e étage
20, rue queen ouest
Toronto ON M5H 3S8

Web site: www.osc.gov.on.ca

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS**

AND

IN THE MATTER OF

MEDICAL FACILITIES CORPORATION

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that notices of acceptance of the regulators in each of **British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Yukon, Nunavut and Northwest Territories** have been issued for an **Initial Annual Information Form** of the above issuer dated **March 28, 2005**.

DATED at Toronto this 14th day of April, 2005.

John Hughes

John Hughes
Manager, Corporate Finance Branch

SEDAR Project # 758051

AUTORITÉ
DES MARCHÉS
FINANCIERS

FILE No 22558

TRANSMITTED VIA SEDAR

Montreal, April 20, 2005

Medical Facilities Corporation
C/o: Goodmans LLP

RE: Filing of an Initial Annual Information Form ("A.I.F.")

Dear Sirs:

We have received the Initial Annual Information Form of Medical Facilities Corporation dated March 28, 2005 for the year ended December 31, 2004. This document filed with l'*Autorité des marchés financiers* is now part of the permanent information record.

Yours truly,

(s) Edvie Élysée

Agence nationale d'encadrement du secteur financier

Place de la Cité, Tour Cominar
2640, boulevard Laurier, 3e étage
Sainte-Foy (Québec)
G1V 5C1
tél. : 418.525.0337
ligne sans frais : 877.525.0337
téléc. : 418.525.9512

800, square Victoria, 22e étage
C.P. 246, Tour de la Bourse
Montréal (Québec)
H4Z 1G3
tél. : 514.395.0337
ligne sans frais : 877.525.0337
téléc. : 514.873.3090

www.lautorite.qc.ca

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Medical Facilities Corporation announces April distribution

TORONTO, April 21 /CNW/ - Medical Facilities Corporation (TSX:DR.UN) (the "Company") announced today that a cash payment of Cdn$0.0917 per Income Participating Security will be payable on May 16, 2005 to holders of record of Income Participating Securities at the close of business on April 29, 2005.

Each of the Company's Income Participating Securities is comprised of one common share and Cdn$5.90 aggregate principal amount of 12.5% subordinated notes. The total payment of Cdn$0.0917 reflects a cash dividend of Cdn$0.0302 per common share and an interest payment of Cdn$0.0615 per Cdn$5.90 aggregate principal amount of 12.5% subordinated notes each for the month of February. The ex-dividend date for this distribution will be April 27, 2005.

Medical Facilities Corporation owns a 51% interest in each of three surgical hospitals located in the State of South Dakota.

The securities offered have not been, nor will be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such jurisdiction.

%SEDAR: 00020386E

/For further information: contact: Michael Salter, Chief Financial Officer, telephone: (local) (416) 848-7380, (outside of Toronto) 1-877-402-7162/

(DR.UN.)

CO: Medical Facilities Corporation

CNW 12:23e 21-APR-05

Form 52-109FT2
Certification of Interim Filings during Transition Period

I, **Donald Schellpfeffer,** Chief Executive Officer of Medical Facilities Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Medical Facilities Corporation** (the issuer) for the interim period ending **March 31, 2005**;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 10, 2005

Donald Schellpfeffer

Donald Schellpfeffer
Chief Executive Officer

MEDICAL FACILITIES CORPORATION

Form 52-109FT2
Certification of Interim Filings during Transition Period

I, **Michael Salter,** Chief Financial Officer of Medical Facilities Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Medical Facilities Corporation** (the issuer) for the interim period ending **March 31, 2005**;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 10, 2005

Michael Salter

Michael Salter
Chief Financial Officer

Interim Consolidated Financial Statements of

MEDICAL FACILITIES CORPORATION

For the Three Months ended March 31, 2005
(Unaudited)

MEDICAL FACILITIES CORPORATION

Interim Consolidated Balance Sheet
(In thousands of U.S. dollars)

	March 31, 2005 (Unaudited)	December 31, 2004
Assets		
Current assets:		
Cash and cash equivalents	$ 5,150	$ 4,222
Accounts receivable	13,974	15,274
Supply inventory	1,636	1,924
Prepaid expenses and other	546	567
Withholding tax deposited	3,283	3,206
	24,589	**25,193**
Property and equipment	29,652	27,126
Restricted cash (note 4)	3,100	3,100
Deferred financing costs	8,035	8,069
Intangibles	85,458	87,040
Goodwill	45,012	45,012
	$ 195,846	**$ 195,540**
Liabilities and Shareholders' Equity		
Current liabilities:		
Accrued interest payable	$ 1,008	$ 1,008
Dividends payable	495	495
Accounts payable	1,379	2,766
Accrued liabilities	3,403	4,166
Due to related parties	633	633
Current maturities of long-term debt (note 1)	795	510
	7,713	**9,588**
Long-term debt less current maturities (note 1)	23,056	19,112
Subordinated notes payable	108,153	108,837
Minority interests	10,805	11,486
Shareholders' equity:		
Share capital	61,961	61,961
Deficit	(15,842)	(15,444)
	46,119	**46,517**
Commitments (note 5)		
	$ 195,846	**$ 195,540**

See accompanying notes to interim consolidated financial statements.

MEDICAL FACILITIES CORPORATION

Interim Consolidated Statements of Income and Deficit
(In thousands of U.S. dollars, except per share amounts)

	Three months ended March 31, 2005 (Unaudited)	Period from March 29, 2004 to March 31, 2004 (Unaudited)
Facility service revenue	**$ 25,426**	**$ 967**
Expenses:		
Salaries and benefits	6,040	189
Drugs and supplies	4,598	194
Other operating expenses	459	14
General and administrative	2,965	120
	14,062	**517**
Income before the undernoted	**11,364**	**450**
Depreciation and amortization	2,458	28
Other expenses (income):		
Interest expenses, net of interest income	3,316	111
Gain on foreign currency	(683)	-
Other	(57)	-
	2,576	**111**
Income before income taxes and minority interest	**6,330**	**311**
Income taxes	-	-
Income before minority interest	6,330	311
Minority interest	5,243	205
Net income for the period	**1,087**	**106**
Deficit, beginning of period	(15,444)	-
Dividends	(1,485)	-
Retained earnings (deficit), end of period	**$ (15,842)**	**$ 106**
Basic and fully diluted income per share	**$ 0.049**	**$ 0.005**

See accompanying notes to interim consolidated financial statements.

Medical Facilities Corporation
Interim Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended March 31, 2005 (Unaudited)	Period from March 29, 2004 to March 31, 2004 (Unaudited)
Cash provided by (used in):		
Operating activities:		
Net income	$ 1,087	$ 106
Items not affecting cash:		
Depreciation of property and equipment	876	28
Amortization of other intangibles	1,582	-
Amortization of debt issue costs	34	5
Minority interest	5,243	205
Unrealized gain on foreign currency	(684)	-
Change in non-cash operating working capital	(627)	1,037
	7,511	**1,381**
Financing activities:		
Initial public offering of 12.5% subordinated notes	-	97,665
Initial public offering of common shares, net of expenses	-	61,974
Deferred financing costs	-	(8,483)
Restricted cash posted as collateral for foreign exchange forward contracts	-	(3,100)
Proceeds from bank loans	4,229	-
Distributions to minority interests	(5,925)	-
Dividends	(1,485)	-
	(3,181)	**148,056**
Investing activities:		
Business acquisition, net of cash and cash equivalents of $3,106	-	(144,749)
Purchase of property and equipment, net	(3,402)	(37)
	(3,402)	**(144,786)**
Increase in cash and cash equivalents	928	4,651
Cash and cash equivalents, beginning of period	4,222	-
Cash and cash equivalents, end of period	**$ 5,150**	**$ 4,651**
Supplemental cash flow information:		
Interest paid	$ 3,305	-

See accompanying notes to interim consolidated financial statements.

(In thousands of U.S. dollars, unless otherwise indicated)

Medical Facilities Corporation (the "Corporation") was incorporated under the Ontario Business Corporations Act on January 12, 2004. The Corporation owns an indirect 51% interest in three limited liability partnerships (the "Centers"), each of which owns a specialty hospital. The Centers are located in Sioux Falls, Rapid City and Aberdeen, South Dakota, United States.

These interim consolidated financial statements of the Corporation have been prepared by management in accordance with accounting principles generally accepted in Canada and include the accounts of the Corporation and its subsidiaries. Intercompany transactions and balances have been eliminated. These statements have been prepared following the same accounting policies and methods of computation as the annual consolidated financial statements of the Corporation for the year ended December 31, 2004, but do not contain all disclosures required by generally accepted accounting principles and accordingly should be read in conjunction with the annual consolidated financial statements and the notes thereto. Comparative financial information included in these interim consolidated financial statements presents the results of the operations of the Corporation from the date of acquisition of the Centers on March 29, 2004 to March 31, 2004.

1. Long-term debt:

	Available $	March 31, 2005 $	December 31, 2004 $
Revolving Credit Facilities			
Black Hills	6,000	2,821	1,099
Dakota Plains	5,000	4,076	3,776
Sioux Falls	12,000	7,763	7,763
	23,000	14,660	12,638
Notes Payable			
Black Hills	8,485	8,485	6,224
Capital Lease			
Sioux Falls		706	760
		23,851	19,622
Less Current Portion		795	510
		23,056	**19,112**

(In thousands of U.S. dollars, unless otherwise indicated)

1. Long-term debt (continued):

The credit facilities for Dakota Plains and Sioux Falls bear interest at rates that vary with prime and at March 2005, the effective interest rate was approximately 5.25% (December 31, 2004 - 4.75%). With respect to the Black Hills credit facilities and notes payable, approximately $3,237 (December 31, 2004 - $1,099) varies with monthly LIBOR (effective interest rate of 4.84% at March 31, 2005), $0 (December 31, 2004 - $428) varies with prime, $701 is at a fixed rate of 5.8%, (December 31, 2004 - $705 was at a fixed rate of 9.1%), $5,037 (December 31, 2004 - $5,091) is at a fixed rate of 7.25% and $2,331 (December 31, 2004 - $0) is at a fixed rate of 5.09%.

The credit facilities related to Sioux Falls and Dakota Plains are due in full on May 15, 2007. The Black Hills credit facilities and notes payable mature between 2006 and 2010.

Each credit facility is secured by a security interest in all property and a mortgage on the real property owned by each MFC Partnership.

2. Employee future benefits:

Benefits programs at each of the Centers include a qualified 401(k) retirement plan, which covers all employees who meet eligibility requirements. Each Center makes matching contributions subject to certain limits. Contributions made by the Centers for the three months ended March 31, 2005 were $106 (Period from March 29, 2004 to March 31, 2004 - $0).

3. Related party transactions:

(a) Management services and other contracts

Under a contract, Sioux Falls Surgical Center, LLP ("Sioux Falls") was reimbursed $275 (Period from March 29, 2004 to March 31, 2004 - $0) for services that it provides to or on behalf of Sioux Falls Surgical Physicians, LLP ("Surgical Physicians") a related company that owns 49% of Sioux Falls Surgical Center, LLP. Dakota Plains Surgical Center, LLP paid $56 (Period from March 29, 2004 to March 31, 2004 - $0) for management services provided by Surgical Physicians under a contract that expires in 2008. Sioux Falls rents office space and obtains laundry services from related entities, for which it paid $20 (Period from March 29, 2004 to March 31, 2004 - $0) and $25 (Period from March 29, 2004 to March 31, 2004 - $0) respectively for the three months ended March 31, 2005.

In connection with its marketing and corporate development activities, the Corporation utilized, and paid $30 (Period from March 29, 2004 to March 31, 2004 - $0) for the use of the aircraft owned by the entity controlled by an Officer of the Corporation.

(In thousands of U.S. dollars, unless otherwise indicated)

3. Related party transactions (continued):

(b) Other transactions

Physicians, who through three companies indirectly own the 49% minority interests in each of the Centers, routinely provide professional services directly to patients utilizing the facilities of the Centers. Certain of these physicians serve on the boards of management of the Centers and three such individuals perform the duties of Medical Director of each of the Centers.

4. Foreign exchange contracts:

At March 31, 2005, the Corporation had 35 monthly forward foreign exchange contracts outstanding under which the Corporation will sell U.S. dollars for a fixed amount of Canadian dollars on the following terms:

Contract Dates	# Contracts	US$ to be delivered *($millions)*	Cdn$ to be received *($millions)*	Cdn$ per US$
Apr 2005 – Mar 2006	12	$18.0	$24.4	1.3527
Apr 2006 – Apr 2007	13	$19.5	$26.4	1.3527
May 2007 – Feb 2008	10	$15.0	$18.8	1.1820 – 1.3050 *
		$52.5	$69.6	

** - Weighted average exchange rate equals Cdn$1.2494 per US$1*

The foregoing contracts cover conversion of US$52.5 million into Cdn$69.6 million have a fair value as of March 31, 2005 of $4.7 million (December 31, 2004 - $5.7 million), which amount has not been recognized in the Corporation's financial statements.

Subsequent to March 31, 2005 the Corporation has entered into additional contracts covering delivery of US$1.6 million per contract in March and April 2008 at exchange rates of Cdn$1.2048 and Cdn$1.2158 per US$1 respectively.

The Corporation has deposited $3.1 million with the counterparty to ensure its performance under these contracts. The deposit is classified as restricted cash on the interim consolidated balance sheet.

(In thousands of U.S. dollars, unless otherwise indicated)

5. Commitments:

The Black Hills Surgical Center is expanding its imaging facility and has entered into a $1.8 million construction contract for the extension of its imaging center to accommodate the new MRI, addition of a procedure room and a reconfiguration of the existing facility. As at March 31, 2005 $1,296 (December 31, 2004 - $511) has been incurred and is included in construction in progress. US Bank is providing a $1.5 million loan to finance the construction, which loan bears interest at one-month LIBOR rate plus 215 basis points with the principal to be repaid over 15 years following estimated completion of the construction. As at March 31, 2005 $983 (December 31, 2004 - $0) has been drawn against this facility.

In addition, two Surgical Centers lease certain equipment under noncancellable long-term leases. Minimum payments for these leases are as follows:

	$
2005	197
2006	208
2007	83
2008	83
2009	83
Thereafter	70
	724

MEDICAL FACILITIES CORPORATION	**MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2005**

May 10, 2005

The information in this Management's Discussion and Analysis ("MD&A") is supplemental to, and should be read in conjunction with the consolidated financial statements of Medical Facilities Corporation (the "Corporation") for the three-month period ended March 31, 2005, which financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Substantially all of the Corporation's operating cash flows are in U.S. dollars and accordingly all amounts presented herein are stated in U.S. dollars, unless indicated otherwise.

This discussion contains forward-looking statements. Please see "Note Regarding Forward-Looking Statements" for a discussion of the risks, uncertainties and assumptions relating to those statements. This discussion also makes reference to certain non-GAAP measures to assist in assessing the Corporation's financial performance. Non-GAAP earnings measures do not have any standard meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

This Management's Discussion and Analysis is presented in the following sections:

- **Corporate Overview**
- **Non-GAAP Financial Measure – Cash Available for Distribution**
- **Condensed Consolidated Financial Highlights**
- **Analysis of Operating and Financial Results**
- **Liquidity and Capital Resources**
- **Financial Instruments and Other Instruments**
- **Critical Accounting Estimates**
- **Related Party Transactions**
- **Risk Factors**
- **Outlook**
- **Note Regarding Forward-Looking Statements**

CORPORATE OVERVIEW

The Corporation owns a 51% interest in each of three limited liability partnerships (the "Centers"), each of which owns a specialty surgical hospital located in South Dakota. The three Centers perform scheduled surgical, imaging and diagnostic procedures and derive their revenue from the fees charged for the use of their facilities.

The Corporation acquired its interest in the hospitals using substantially all of the net proceeds from its initial public offering of 22,173,212 Income Participating Securities ("IPS") (total proceeds of Cdn $221,732,120), which closed on March 29, 2004.

Each IPS consists of one common share of the Corporation and Cdn$5.90 principal amount of subordinated notes of the Corporation (the "Subordinated Notes").

The Corporation distributes a majority of its free cash flows from operations to holders of its IPS with a portion of such distributions being interest payments on its Subordinated Notes and a portion being dividends on its common shares. The Corporation believes that a reconciliation of cash available for distribution on its IPS to reported net income provides a useful measure of the Corporation's operations. In particular, the Corporation believes that investors should be able to ascertain the extent to which the distributions are funded by operations as discussed below.

NON-GAAP FINANCIAL MEASURE – CASH AVAILABLE FOR DISTRIBUTION

Cash available for distribution is a non-GAAP measure, and is not intended to be representative of cash flow or results of operations determined in accordance with GAAP. Investors are cautioned that cash available for distribution, as calculated by the Corporation, is unlikely to be comparable to similar measures used by other issuers.

The major differences between cash available for distribution, which is not a defined term under Canadian GAAP, and net income (loss) as reported in the Corporation's financial statements are:

1) Depreciation and amortization, principally amortization of intangible assets acquired in connection with the acquisition of the three Centers,

2) Unrealized foreign exchange gains and losses on its Canadian dollar denominated Subordinated Notes which are a component of its IPS (each IPS consists of one common share and Cdn$5.90 principal amount of the Subordinated Notes),

3) Interest on the Subordinated Notes, and

4) Maintenance capital expenditures.

Reconciliation of cash available for distribution to net income

		Three Months Ended March 31, 2005 ($'000s) (unaudited)
NET INCOME FOR THE PERIOD		**1,087**
Add:		
Minority interest in income of centers		5,243
Depreciation and amortization		2,458
Interest expense (net of interest income)		3,316
		12,104
Less:		
Minority interest in cash flow of centers		(5,464)
Interest expense (other than on subordinated notes)		(258)
Unrealized gain on foreign currency		(684)
Repayment of debt (non revolving)		(124)
Maintenance capital expenditures		(278)
CASH AVAILABLE FOR DISTRIBUTIONS ON IPS	**USD**	**5,296**
CASH AVAILABLE FOR DISTRIBUTIONS ON IPS (note 1)	**CDN**	**7,054**
PER IPS UNIT	**CDN**	**$ 0.318**
TOTAL DISTRIBUTIONS		
Interest on subordinated notes	CDN	4,091
Dividends on common shares	CDN	2,009
	CDN	6,100
PER IPS UNIT	**CDN**	**$ 0.275**

Note 1: Represents average exchange rate of US$1.00 equals Cdn$1.3319 for the three months ended March 31, 2005.

In the three-month period ended March 31, 2005 the Corporation generated cash available for distributions of Cdn$7.1 million, which exceeded distributions declared in respect of this period by Cdn$1.0 million. On a per IPS basis, cash available for distribution was Cdn$0.318, or 15.6% higher than distributions declared of Cdn$0.275.

The Corporation's monthly distribution rate of Cdn$0.09167 per IPS was established by the Corporation at the time of its Initial Public Offering. An analysis of the individual Center operating results is presented in the section entitled Analysis of Operating and Financial Results.

CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS

	Three Months Ended March 31, 2005 ($000s) (unaudited)	Period From March 29, 2004 to March 31, 2004 ($000s) (unaudited)
Net Facility Service Revenue	25,426	967
Expenses	14,062	517
Depreciation And Amortization	2,458	28
Interest Expense, Net	3,316	111
Minority Interest	5,243	205
Net Profit Before Unrealized Foreign Currency Gain	404	106
Unrealized Gain On Foreign Currency	683	-
Net Profit For The Period	**1,087**	**106**
Basic And Fully Diluted Income Per Share	**$ 0.049**	**$ 0.005**

Net facility service revenue ("net revenue") for the three months ended March 31, 2005 totaled $25.4 million. Expenses, including salaries and benefits, drugs and supplies, and general and administrative costs totaled $14.0 million. Minority interest in income of subsidiaries was $5.2 million and net income before addition of an unrealized $0.7 million foreign currency gain related to the Corporation's subordinated notes payable was $0.5 million. The Corporation's subordinated notes payable are denominated in Canadian dollars and are reflected in the financial statements at the rate of exchange in effect at the balance sheet date. Given the long term maturity of the subordinated notes payable and the fact that the subordinated notes payable trade in combination with the Corporation's common shares, the Corporation believes that comparisons of net income before unrealized currency fluctuations related to the subordinated notes payable provide important information for holders of IPS.

As at March 31, 2005, the Corporation had net working capital of $17.0 million, including cash balances of $5.2 million and accounts receivables of $14.0 million. Accounts payable and accrued liabilities totaled $6.8 million. Total assets at March 31, 2005 were $195.8 million and total long-term liabilities were $131.2 million. Cash distributions declared in the period from January 1, 2005 to March 31, 2005 totaled Cdn$0.275 per common share.

ANALYSIS OF OPERATING AND FINANCIAL RESULTS

As the Corporation commenced operations on March 29, 2004, there are no prior financial statements for the Corporation that can be used on a comprehensive basis for comparing the current period operating results with prior periods. In order to enhance its usefulness, this management discussion and analysis includes a summary of the operating results of each of the Centers for the three months ended March 31, 2005 compared to the three months ended March 31, 2004. As the three-month period ended March 31, 2004, or portions thereof, are prior to the purchase by the Corporation of its 51% interest, this information is provided for reference purposes only, and is not intended as a comprehensive comparison of financial results. Corporate expenses relate to the operations of the Corporation since its initial public offering and accordingly, there are no comparative expenses for the three months ended March 31, 2005.

	Three Months Ended March 31, 2005 ($'000s) (unaudited)	Three Months Ended March 31, 2004 (Note 1) ($'000s) (unaudited)	% Change
Net Revenue:			
Black Hills Surgery Center, LLP	12,469	10,982	13.5%
Sioux Falls Surgical Center, LLP	10,364	9,684	7.0%
Dakota Plains Surgical Center, LLP	2,593	2,248	15.4%
	25,426	22,914	11.0%
Salaries and Benefits:			
Black Hills Surgery Center, LLP	2,935	2,827	3.8%
Sioux Falls Surgical Center, LLP	2,273	2,202	3.2%
Dakota Plains Surgical Center, LLP	640	562	13.9%
Corporate	192	-	-
	6,040	5,591	8.0%
Drugs and Supplies:			
Black Hills Surgery Center, LLP	2,163	1,800	20.1%
Sioux Falls Surgical Center, LLP	1,839	1,496	23.0%
Dakota Plains Surgical Center, LLP	596	448	33.4%
	4,598	3,744	22.8%
General and Administrative:			
Black Hills Surgery Center, LLP	1,389	1,370	1.4%
Sioux Falls Surgical Center, LLP	831	987	(15.8%)
Dakota Plains Surgical Center, LLP	289	316	(8.5%)
Corporate	456	-	-
	2,965	2,673	10.9%
Income (loss) before interest expense, depreciation & amortization, and other expenses:			
Black Hills Surgery Center, LLP	5,908	4,985	18.5%
Sioux Falls Surgical Center, LLP	5,130	4,727	8.5%
Dakota Plains Surgical Center, LLP	974	819	18.9%
Corporate	(648)	-	-
	11,364	10,531	7.9%

Note 1: Amounts for the three months ended March 31, 2004 include the historical results of the respective centers prior to the acquisition by the Corporation of the 51% ownership in the Centers on March 29, 2004. Certain 2004 figures have been reclassified to conform with the presentation adopted in 2005.

The changes in the components of operating results as shown in the preceding table are discussed below Center by Center.

Black Hills Surgery Center, LLP

Net revenues for the three months ended March 31, 2005 increased by 13.5% over the corresponding period in 2004 to $12.5 million, primarily due to an increase in inpatient cases, which cases typically generate higher per case revenues. A 3.8% year over year increase in salaries and benefits primarily reflects annual salary adjustments. The cost of drugs and supplies for the three months ended March 31, 2005 as a percentage of sales increased to 17.4% from 16.4% a year earlier primarily due to changes in the types of surgeries performed and a higher proportion of Medicare cases which generate lower per case revenues but incur the same level of drugs and supplies cost.

Sioux Falls Surgical Center, LLP

Net revenues for the three months ended March 31, 2005 were $10.4 million, or $0.7 million higher than revenues of $9.7 million for the same period of 2004, primarily due to an increase in the types of surgeries that generate higher per case revenue. Salaries and benefits costs increased by 3.2% over 2004 reflecting annual salary adjustments. As a percentage of revenue, the cost of drugs and supplies increased to 17.7% compared to 15.4% in 2004, reflecting supplier price increases and the types of surgeries being performed. General and administrative costs of $1.0 million for the three months ended March 31, 2004 include certain costs related to non core activities that were not purchased by the Corporation on March 29, 2004, which costs represent the major reason for the 15.8% decrease in general and administrative costs.

Dakota Plains Surgical Center, L.L.P.

The development and growth of its Spine Program and the related increase in spine surgeries is the prime reason for the increase in net revenues for the three months ended March 31, 2005 to $2.6 million, or an increase of 15.4% over revenues of $2.2 million for the prior year. Salaries and Benefits increased by 13.9% to $0.6 million, primarily due to the change in the case mix to include more spine surgeries and the related higher intensity care required. As a percentage of revenue, the cost of drugs and supplies increased to 23.0% compared to 19.9% in 2004, reflecting the types of surgeries being performed and an increase in Medicare case volumes.

LIQUIDITY AND FINANCIAL CONDITION

The Corporation is dependent upon cash generated from operating activities of the Centers, which is the source of financing its operations and meeting its contractual obligations. The Centers distribute, on a monthly basis, substantially all of their cash flows to the Corporation and the minority partnership interests. A reconciliation of net loss as reported to cash available for distribution is presented in the section Non-GAAP Financial Measure – Cash Available for Distribution.

Dividend declarations are determined based on periodic reviews of the Corporation's earnings before amortization and unrealized foreign currency losses on its subordinated notes payable and related cash flows. Such declarations take into account the Corporation's structure whereby available cash is to be distributed to the maximum extent possible after (i) interest on the Subordinated Notes, (ii) other debt service obligations, (iii) other expense and tax obligations and (iv) reasonable reserves for working capital and capital expenditures.

The Centers have in place credit facilities in an aggregate amount of $31.5 million, of which $23.1 million was utilized as at March 31, 2005. The balance available under the credit facilities, combined with cash on hand as at March 31, 2005, are available to manage the Corporation's accounts receivable, inventory and other short-term cash requirements, including timing differences with regard to the payment of U.S. withholding taxes.

The following table sets out the mandatory repayments due under the credit facilities and other contractual obligations:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
		(US$ thousands)			
Revolving Credit Facilities	14,660	35	14,625		
Notes Payable	8,485	528	6,758	1,199	
Capital Lease Obligation	706	232	474		
Operating Leases	724	243	328	153	
IPS Subordinated Notes Payable	108,153				108,153
Total Contractual Obligations	**$132,728**	**$1,038**	**$22,185**	**$1,352**	**$108,153**

The Black Hills Center is expanding its imaging facility. The expansion is expected to cost approximately $4.1 million consisting of $2.3 million for the imaging equipment, which is financed by an affiliate of the vendor over five years, and approximately $1.8 million for construction. The Center has arranged new financing sufficient to fund this construction. As at March 31, 2005, $1,296 in construction costs has been incurred and $983 has been drawn under the financing arrangements.

The Corporation expects to be able to renew or refinance the various credit facilities as they come due at then current market rates.

FINANCIAL INSTRUMENTS

All of the Corporation's operations and earnings are in U.S. dollars while distributions to holders of its Income Participating Securities are made in Canadian dollars.

With respect to the payment of distributions and the conversion from U.S. to Canadian currency, the Corporation has entered into forward foreign exchange contracts. As at March 31, 2005, the Corporation had 35 monthly forward foreign exchange contracts outstanding as follows:

Contract Dates	# Contracts	Cdn $ per US $
Apr 2005 – Mar 2006	12	$1.3527
Apr 2006 – Apr 2007	13	$1.3527
May 2007 – Mar 2008	10	$1.1820 to $1.3050 *

* - *Weighted average exchange rate equals Cdn$1.2606 per US$1*

Under the terms of the hedging contracts, the Corporation is required to deliver approximately $1.5 million U.S. dollars monthly ($52.5 million in aggregate) in exchange for Canadian dollars at the stipulated exchange rates ($69.6 million Cdn. in aggregate). The Corporation has provided the financial institution that is the other party to the hedge contracts with collateral in the amount of $3.1 million U.S. dollars.

Subsequent to March 31, 2005, the Corporation has entered into additional contracts covering delivery of $1.6 million per contract in March and April 2008 at exchange rates of Cdn$1.2048 and Cdn $1.2158 per US$1, respectively.

The Corporation had unrealized foreign exchange gains on the open forward foreign exchange hedges totaling $4.7 million as of March 31, 2005. If the Corporation had liquidated the contracts and realized a gain, it would be exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar with respect to required payments on the subordinated notes. It is the Corporation's intention to maintain these contracts in place until their scheduled value dates in order to hedge distributions.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Management estimates are required with respect to valuation of acquired assets and liabilities, intangible assets, goodwill, accounts receivable and inventories and the determination of net revenue and income tax provisions.

Net revenue of the Corporation includes amounts for services billed to federal and state agencies, private insurance carriers, employers, managed care programs, and patients. Billed revenues are recorded net of the contractual adjustments provided for under the various agreements with the majority of these third party payors. Management establishes the contractual allowance adjustments and allowances for doubtful accounts based on third party contracts in effect and based on historical payment data, current economic conditions, and other pertinent factors for each Center.

RELATED PARTY TRANSACTIONS

Physicians, who control the 49% minority interests in each of their respective Centers, routinely provide independent professional services directly to patients utilizing the facilities of the Centers.

Note 3 of the Corporation's interim consolidated financial statements for the three-month period ended March 31, 2005 contains details of transactions with related parties.

RISK FACTORS

Risks Related to the Business and the Industry of the Corporation

The revenue and profitability of the Corporation and its subsidiaries, including the Centers, depend heavily on payments from third-party payors, including government healthcare programs (Medicare and Medicaid) and managed care organizations, which are subject to frequent cost containment initiatives. Changes in the terms and conditions of, or reimbursement levels under, insurance or healthcare programs, which are typically short-term agreements, could adversely affect the revenue and profitability of the Corporation. The Corporation's revenues and profitability could be impacted by its ability to obtain and maintain contractual arrangements with insurers and payors active in its service area and by changes in the terms of such contractual arrangements.

The revenue and profitability of the Centers is dependent upon physician relationships. There can be no assurance that physician groups performing procedures at the Centers will maintain successful medical practices or that one or more key members of a particular physician group will continue practicing with that group or that the members of that group will continue to perform procedures at the Centers at current levels, or at all.

Healthcare facilities, such as the Centers, are subject to numerous legal, regulatory, professional and private licensing, certification and accreditation requirements. Receipt and renewal of such licenses, certifications and accreditations are often based on inspections, surveys, audits, investigations or other reviews, some of which may require affirmative compliance actions by the Centers that could be burdensome and expensive.

There are a number of United States federal and state regulatory initiatives, which apply to healthcare providers, and in particular specialty hospitals, including the Centers. Among the most significant are the federal Anti-Kickback Statute; the federal Stark Act; and the federal rules relating to management and protection of patient records and patient confidentiality. A moratorium on expansion of physician owned, and new physician ownership of, specialty surgical hospitals is due to expire in June 2005. The final report of the Medicare Payment Advisory Commission, which has recently been released,

recommends an 18-month extension of this moratorium and a review of Diagnostic Related Guide payments. The Congress of the United States of America has not yet taken any action with respect to this recommendation.

While the Centers carry general and professional liability insurance against claims arising in the ordinary course of business, the insurance market is dynamic and there can be no assurance that adequate coverage will be available in the future, nor that any coverage in place will be adequate to cover claims.

Any expansion of the Centers will require additional capital, which may be funded through additional debt or equity financings. These funding sources could result in significant additional interest expense or ownership dilution to current holders of the Corporation's securities. Additionally, the complex regulatory requirements to which the Centers are subject may limit their ability to expand.

There is significant competition in the healthcare business. The Centers compete with other healthcare facilities in providing services to physicians and patients, contracting with managed care payors and recruiting qualified staff.

Risks Related to the Structure of the Corporation

The Corporation is solely dependent on the operations and assets of the Centers through the indirect ownership of 51% of those partnerships. Future distributions by the Corporation are not guaranteed and are totally dependent upon the operating results and related cash flows from the Centers.

The payout by the Centers and the Corporation of substantially all of their operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future.

The Corporation's distributions to its security holders are denominated in Canadian dollars whereas all of its revenue is denominated in U.S. dollars. To the extent that future distributions are not covered by foreign currency exchange contracts, the Corporation is exposed to currency exchange rate risk.

Interest on the Corporation's Subordinated Notes will be deducted for purposes of calculating taxes payable in the United States by the Corporation. There can be no assurance that U.S. tax authorities will not seek to challenge the treatment of these notes as debt or the amount of interest expense deducted. This would reduce the Corporation's after-tax income available for distribution, thereby reducing the Corporation's ability to declare dividends.

There can be no assurance that the Corporation will be able to repay the principal amount outstanding on its Subordinated Notes payable when due. Additionally, the Subordinated Notes are payable in Canadian dollars, therefore the Corporation is exposed (at maturity and or repayment) to currency exchange rate risk with respect to the principal amount of this indebtedness.

The limited cash flow guarantees provided by each Center with respect to the interest payments on the subordinated debt may not be enforceable, thereby reducing the cash available for payment of interest on the subordinated debt.

Non-competition agreements executed by physician owners of the minority interests in the Centers may not be enforceable, which lack of enforceability could impact the revenues and profitability of the Centers.

Except in certain circumstances, the Corporation does not have the ability to direct day-to-day management of the Centers.

The degree to which the Corporation is leveraged on a consolidated basis could have important consequences to the holders of the IPSs, including the Corporation's and Centers' ability in the future to obtain additional financing for working capital, capital expenditures or other purposes may be limited; the Corporation or Centers being unable to refinance indebtedness on terms acceptable to the Corporation or at all; a significant portion of the Corporation's cash flow (on a consolidated basis) from operations is likely to be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations, capital expenditures and/or dividends on its common shares; and the Centers may be more vulnerable to economic downturns and be limited in their ability to withstand competitive pressures.

The Corporation has credit facilities that contain restrictive covenants that limit the discretion of the Corporation or its management with respect to certain matters. The ability of the Centers to make distributions will be subject to the restrictive covenants contained in each credit facility.

Additional IPSs or common shares may be issued by the Corporation pursuant to an Exchange Agreement with the holders of the minority interests in the Centers or in connection with a future financing or acquisition by the Corporation. The issuance of additional IPSs or Common Shares may dilute an investor's investment in the Corporation and reduce distributable cash per Common Share or per IPS.

The Corporation's subsidiary which holds the interests in the Centers is organized under the laws of the State of Delaware and each Center is formed under the laws of South Dakota. All of the assets of the Centers are located outside of Canada and certain of the directors and officers are residents of the United States. As a result, it may be difficult or impossible for investors to effect service within Canada upon the Corporation's subsidiary, the Centers or their directors and officers who are not residents of Canada or to realize against them in Canada upon judgments of courts of Canada predicated upon the civil liability provisions of applicable Canadian provincial securities laws.

There can be no assurance that the common shares and Subordinated Notes represented by the IPSs will continue to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans or that the Common Shares and Subordinated Notes represented by the IPSs will not be foreign property under the Tax Act.

The IPSs and the Common Shares have a limited public market history.

The market price for the IPSs may be subject to general volatility.

For further discussion of the foregoing and other risk factors reference should be made to the Corporation's Annual Information Form.

OUTLOOK

Revenue generated by the Centers continues to benefit from strong demand for use of their facilities, combined with a trend to higher per case revenue, such as spine surgeries. Demand for services continues to be positively impacted by changing demographics (increasing average age and life expectancy) and the development of new procedures. Management expects that service fee increases will exceed any escalation in operating costs. For the three months ended March 31, 2005, the Centers, which were acquired by the Corporation on March 29, 2004, achieved revenue growth of 11.0% over the same period of 2004. Operating income before interest, depreciation and amortization and other expenses, generated by the Centers increased by 11.4%. Management believes this performance is representative of the current market for the Centers' services, the general market for health care services and operating capabilities of the individual Centers.

The Corporation intends to maintain and enhance the operating efficiency of the Centers and to continue the cash distribution practices referred to in Liquidity and Financial Condition. Strategies to optimize the utilization of each Center include:

- an ownership and management structure with an emphasis on operational efficiency;
- ongoing refinement and implementation of clinical and administrative best practices;
- proactive marketing efforts directed at physicians, other healthcare providers, patients and payors;
- increasing the number of surgical, imaging and diagnostic procedures performed; and
- the disciplined introduction of new surgical procedures.

In addition, the Corporation will identify and, if appropriate, pursue strategic acquisition opportunities, in particular those that would be accretive and provide potential synergies with its existing Centers.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion and analysis contains forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control that could cause actual results to differ materially from those described in the forward-looking statements. The Corporation does not assume responsibility for the accuracy and completeness of those forward-looking statements and does not undertake the obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Medical Facilities Corporation announces strong 1Q 2005 results with cash available for distribution 15.6% over actual distributions

RECEIVED
2005 OCT 27 P 4:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TORONTO, May 11 /CNW/ - Medical Facilities Corporation (the "Corporation")(TSX:DR.UN) today reported that cash available for distribution exceeded actual distributions by 15.6% for the three months ended March 31, 2005. The Corporation generated cash available for distribution of Cdn$7.1 million or Cdn$0.318 per income participating security ("IPS") compared to actual distributions of Cdn$6.1 million (Cdn$0.275 per IPS) by 15.6% or Cdn$1.0 million. All amounts are expressed in U.S. dollars unless indicated otherwise.

Consolidated net revenues from the Corporation's three surgical hospitals (the "Centers") totalled $25.4 million for the three months ended March 31, 2005 up 11.0% over the combined net revenues generated by the three facilities in the same period of 2004, which includes periods prior to the Corporation's acquisition of the Centers. Income for the same period before interest, depreciation and amortization and corporate expenses of the Corporation was up 14.0% over 2004.

Net income for the three months ended March 31, 2005 was $1.1 million or $0.049 per IPS, which included an unrealized foreign currency gain of $0.7 million on the Corporation's subordinated debt that forms a part of its IPS. Net income for the period March 29 (the date of the Corporation's acquisition of the Centers) to March 31, 2004 was $0.1 million or $0.005 per IPS.

A copy of the complete financial results is available at www.sedar.com.

The Corporation owns a 51% interest in each of three Centers, each of which is a specialty surgical hospital located in South Dakota. The three Centers perform scheduled surgical, imaging and diagnostic procedures and derive their revenue from the fees charged for the use of their facilities. The Corporation is structured so that a majority of its free cash flows from operations are distributed to holders of its IPS with a portion of such distributions being interest payments on the subordinated debt component.

This news release may be interpreted to contain forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control that could cause actual results to differ materially from those described in the forward-looking statements. The Company does not assume responsibility for the accuracy and completeness of those forward-looking statements and does not undertake the obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

%SEDAR: 00020386E

/For further information: Michael Salter, Chief Financial Officer, telephone: (local) (416) 848-7380, (outside of Toronto) 1-877-402-7162/
(DR.UN.)

CO: Medical Facilities Corporation

CNW 12:23e 11-MAY-05

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Medical Facilities Corporation announces May distribution

TORONTO, May 20 /CNW/ - Medical Facilities Corporation (TSX:DR.UN) (the "Company") announced today that a cash payment of Cdn$0.0917 per Income Participating Security will be payable on June 15, 2005 to holders of record of Income Participating Securities at the close of business on May 31, 2005.

Each of the Company's Income Participating Securities is comprised of one common share and Cdn$5.90 aggregate principal amount of 12.5% subordinated notes. The total payment of Cdn$0.0917 reflects a cash dividend of Cdn$0.0302 per common share and an interest payment of Cdn$0.0615 per Cdn$5.90 aggregate principal amount of 12.5% subordinated notes each for the month of May. The ex-dividend date for this distribution will be May 27, 2005.

Medical Facilities Corporation owns a 51% interest in each of three surgical hospitals located in the State of South Dakota.

The securities offered have not been, nor will be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such jurisdiction.

%SEDAR: 00020386E

/For further information: Michael Salter, Chief Financial Officer, telephone: (local) (416) 848-7380, (outside of Toronto) 1-877-402-7162/
(DR.UN.)

CO: Medical Facilities Corporation

CNW 12:22e 20-MAY-05

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Medical Facilities Corporation (the "Corporation")
250 Yonge Street, Suite 2400
Toronto, Ontario, Canada
M5B 2M6

Item 2 Date of Material Change

June 2, 2005

Item 3 News Release

A press release was issued on June 2, 2005 in Toronto, Ontario and disseminated across Canada by Canada Newswire.

Item 4 Summary of Material Change

On June 2, 2005, the Corporation announced that it had entered into a definitive agreement to acquire (the "Acquisition") a 51% interest in the Oklahoma Spine Hospital, L.L.C. ("OSH"). OSH operates the Oklahoma Spine Hospital, a physican-owned specialty hospital located in Oklahoma City, Oklahoma that provides advanced medical and surgical treatment for patients suffering from disorders of the spine and chronic pain.

The Corporation is acquiring a 51% interest in OSH for a purchase price of approximately US$44.1 million. The current physician-owners of OSH will retain a 49% interest (14% will be exchangeable for IPS units and 35% will be non-transferable). The transaction, which has been approved by the respective boards of the Corporation and OSH subject to closing of certain financing, is immediately accretive to the Corporation's cash available for distribution per IPS.

Item 5 Full Description of Material Change

For a full description of the material change, please see Schedule "A" attached.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information, please contact:

Michael Salter
Chief Financial Officer

Tel: (416) 848-7380
Long Distance: 1 (877) 402-7162

Item 9 Date of Report

June 6, 2005

Schedule "A"

Medical Facilities Corporation

TSX: DR.UN

JUNE 2, 2005

Medical Facilities Corporation Announces The Acquisition of a 51% Interest in The Oklahoma Spine Hospital, L.L.C. And Bought Deal Financing

TORONTO, ONTARIO--(CCNMatthews - June 2, 2005) - Medical Facilities Corporation (the "Corporation" or "MFC") (TSX:DR.UN) announced today that it has entered into a definitive agreement to acquire a 51% interest in the Oklahoma Spine Hospital, L.L.C. ("OSH"). OSH operates the Oklahoma Spine Hospital, a physician-owned specialty hospital located in Oklahoma City, Oklahoma that provides advanced medical and surgical treatment for patients suffering from disorders of the spine and chronic pain.

The Corporation is acquiring a 51% interest in OSH for a purchase price of approximately US$44.1 million. The current physician-owners of OSH will retain a 49% interest (14% will be exchangeable for IPS units and 35% will be non-transferable). The transaction, which has been approved by the respective boards of the Corporation and OSH subject to closing of the financing described below, is immediately accretive to the Corporation's cash available for distribution per IPS.

On a pro forma basis, the combined businesses would have generated revenues and cash available for distribution of US$140.8 and US$27.5, respectively, during the 12 months ended March 31, 2005, resulting in accretion to cash available for distribution per unit of approximately 7.0% excluding any potential synergies that might be realized.

Dr. Don Schellpfeffer, the Chief Executive Officer of MFC, and Dr. Larry Teuber, the President of MFC, said: "We are excited to add the Oklahoma Spine Hospital to the Corporation's three founding hospitals in South Dakota. It is highly regarded for the quality of its care and services and was one of first physician-owned and operated specialty surgical spine hospitals in the United States. This transaction is consistent with our stated strategy to grow distributable cash by identifying and executing accretive acquisitions in what remains a highly fragmented industry. The acquisition of OSH provides significant diversification benefits and is immediately accretive to MFC. We expect that this acquisition will help us to build on MFC's strong momentum."

MFC owns a 51% interest in each of three Centers, each of which is a specialty surgical hospital located in South Dakota. The three Centers perform scheduled surgical, imaging and diagnostic procedures and derive their revenue from the fees charged for the use of their facilities. The Corporation is structured so that a majority of its free cash flows from operations are distributed to holders of its IPSs with a portion of such distributions being interest payments on the subordinated debt component.

TRANSACTION BENEFITS

The acquisition provides the following key benefits to unitholders:

- Accretion of approximately 7.0% to pro forma cash available for distribution per unit for the 12 months ended March 31, 2005 excluding any potential synergies that might be realized.

- Adds a fourth successful and growing specialty hospital, highly regarded for the quality of its care and service and the talents of its management, medical professionals and employees.

- Enhanced cash flow stability through a broadened geographic footprint and diversification of payor base and case mix.

- Potential for synergies through implementation of operational best practices, standardization of equipment and supplies and group purchasing programs.

- Increased scale and expanded geographic footprint will enhance the Corporation's ability to identify future acquisition opportunities by increasing its profile and through an expanded network of physician contacts.

ACQUISITION FINANCING

The Corporation has entered into an agreement to sell, on a bought deal basis, approximately C$72 million of IPSs priced at C$13.25 per IPS to a syndicate of underwriters led by BMO Nesbitt Burns Inc. The proceeds will be used to fund the OSH acquisition, related transaction expenses, additional hedging collateral and general corporate purposes including the provision of additional resources to pursue future acquisitions. In connection with the financing, the Corporation will increase the amount of its monthly forward currency hedges so that the Corporation's distributions (at present distribution levels) will be hedged for 36 months from closing. The financing is conditional on completion of the OSH acquisition.

FINANCIAL HIGHLIGHTS

The following table illustrates pro forma financial results and distributable cash for the 12 months ended March 31, 2005 after giving effect to the OSH acquisition and the acquisition financing:

	Pro Forma ($'millions)
Revenue	US$140.8
Cash Available for Distribution	US$27.5
Cash Available for Distribution (1)	CAD$36.1Cash Available for
Distribution Per Unit (Basic (2))	CAD$1.31
Approximate Accretion to Cash Available for Distribution Per Unit	7.0%

(1) Pro forma cash available for distribution in Canadian currency was calculated as follows: (a) amounts converted under forward exchange contracts in place were converted at the rates inherent in those contracts, (b) other amounts converted during the period at rates actually realized and (c) pro forma amounts at the hedge rate under the new hedging arrangements described in this press release.

(2) Assumes the completion of the OSH acquisition and does not provide for the exchange of all exchangeable interests held by the retained interestholders in MFC's four operating subsidiaries into IPSs.

NON-GAAP MEASURES

Certain financial information contained in this press release, including references to distributable cash and EBITDA, are not standard measures under Generally Accepted Accounting Principles ("GAAP") in Canada and may not be comparable to similar measures presented by other entities. These measures are considered to be important measures used by the investment community to assess the source and

sustainability of the Corporation's cash distributions and should be used to supplement other performance measures prepared in accordance with GAAP in Canada. For further information on non-GAAP financial measures used by the Corporation and a reconciliation of such measures to GAAP financial measures, see the annual and quarterly Management Discussion and Analysis and the notes to the annual and quarterly financial statements filed by the Corporation with Canadian securities regulators.

FORWARD LOOKING STATEMENTS

Certain statements in this press release may constitute "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this press release, such statements use such words as "may," "will," "expect," "anticipate," "project," "believe," "plan" and other similar terminology. The risks and uncertainties are detailed from time to time in reports filed by the Corporation with the securities regulatory authorities in all of the provinces and territories of Canada to which recipients of this press release are referred for additional information concerning the Corporation, its prospects and the risks and uncertainties relating to the Corporation and its prospects. New risk factors may arise from time to time and it is not possible for management to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance and achievements of the Corporation to be materially different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as prediction of actual results. The forward-looking information contained in this press release is current only as of the date of this press release. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

CONTACT INFORMATION

Medical Facilities Corporation

Michael Salter

Chief Financial Officer

(local) (416) 848-7380 or

(outside of Toronto) 1 (877) 402-7162

RECEIVED
2005 OCT 27 P 4:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Medical Facilities Corporation

TSX: DR.UN

JUNE 2, 2005

Medical Facilities Corporation Announces The Acquisition of a 51% Interest in The Oklahoma Spine Hospital, L.L.C. And Bought Deal Financing

TORONTO, ONTARIO--(CCNMatthews - June 2, 2005) - Medical Facilities Corporation (the "Corporation" or "MFC") (TSX:DR.UN) announced today that it has entered into a definitive agreement to acquire a 51% interest in the Oklahoma Spine Hospital, L.L.C. ("OSH"). OSH operates the Oklahoma Spine Hospital, a physician-owned specialty hospital located in Oklahoma City, Oklahoma that provides advanced medical and surgical treatment for patients suffering from disorders of the spine and chronic pain.

The Corporation is acquiring a 51% interest in OSH for a purchase price of approximately US$44.1 million. The current physician-owners of OSH will retain a 49% interest (14% will be exchangeable for IPS units and 35% will be non-transferable). The transaction, which has been approved by the respective boards of the Corporation and OSH subject to closing of the financing described below, is immediately accretive to the Corporation's cash available for distribution per IPS.

On a pro forma basis, the combined businesses would have generated revenues and cash available for distribution of US$140.8 and US$27.5, respectively, during the 12 months ended March 31, 2005, resulting in accretion to cash available for distribution per unit of approximately 7.0% excluding any potential synergies that might be realized.

Dr. Don Schellpfeffer, the Chief Executive Officer of MFC, and Dr. Larry Teuber, the President of MFC, said: "We are excited to add the Oklahoma Spine Hospital to the Corporation's three founding hospitals in South Dakota. It is highly regarded for the quality of its care and services and was one of first physician-owned and operated specialty surgical spine hospitals in the United States. This transaction is consistent with our stated strategy to grow distributable cash by identifying and executing accretive acquisitions in what remains a highly fragmented industry. The acquisition of OSH provides significant diversification benefits and is immediately accretive to MFC. We expect that this acquisition will help us to build on MFC's strong momentum."

MFC owns a 51% interest in each of three Centers, each of which is a specialty surgical hospital located in South Dakota. The three Centers perform scheduled surgical, imaging and diagnostic procedures and derive their revenue from the fees charged for the use of their facilities. The Corporation is structured so that a majority of its free cash flows from operations are distributed to holders of its IPSs with a portion of such distributions being interest payments on the subordinated debt component.

TRANSACTION BENEFITS

The acquisition provides the following key benefits to unitholders:

- Accretion of approximately 7.0% to pro forma cash available for distribution per unit for the 12 months ended March 31, 2005 excluding any potential synergies that might be realized.

- Adds a fourth successful and growing specialty hospital, highly regarded for the quality of its care and service and the talents of its management, medical professionals and employees.

- Enhanced cash flow stability through a broadened geographic footprint and diversification of payor base and case mix.

- Potential for synergies through implementation of operational best practices, standardization of equipment and supplies and group purchasing programs.

- Increased scale and expanded geographic footprint will enhance the Corporation's ability to identify future acquisition opportunities by increasing its profile and through an expanded network of physician contacts.

ACQUISITION FINANCING

The Corporation has entered into an agreement to sell, on a bought deal basis, approximately C$72 million of IPSs priced at C$13.25 per IPS to a syndicate of underwriters led by BMO Nesbitt Burns Inc. The proceeds will be used to fund the OSH acquisition, related transaction expenses, additional hedging collateral and general corporate purposes including the provision of additional resources to pursue future acquisitions. In connection with the financing, the Corporation will increase the amount of its monthly forward currency hedges so that the Corporation's distributions (at present distribution levels) will be hedged for 36 months from closing. The financing is conditional on completion of the OSH acquisition.

FINANCIAL HIGHLIGHTS

The following table illustrates pro forma financial results and distributable cash for the 12 months ended March 31, 2005 after giving effect to the OSH acquisition and the acquisition financing:

	Pro Forma ($'millions)
Revenue	US$140.8
Cash Available for Distribution	US$27.5
Cash Available for Distribution (1)	CAD$36.1Cash Available for
Distribution Per Unit (Basic (2))	CAD$1.31
Approximate Accretion to Cash Available for Distribution Per Unit	7.0%

(1) Pro forma cash available for distribution in Canadian currency was calculated as follows: (a) amounts converted under forward exchange contracts in place were converted at the rates inherent in those contracts, (b) other amounts converted during the period at rates actually realized and (c) pro forma amounts at the hedge rate under the new hedging arrangements described in this press release.

(2) Assumes the completion of the OSH acquisition and does not provide for the exchange of all exchangeable interests held by the retained interestholders in MFC's four operating subsidiaries into IPSs.

NON-GAAP MEASURES

Certain financial information contained in this press release, including references to distributable cash and EBITDA, are not standard measures under Generally Accepted Accounting Principles ("GAAP") in Canada and may not be comparable to similar measures presented by other entities. These measures are considered to be important measures used by the investment community to assess the source and sustainability of the Corporation's cash distributions and should be used to supplement other performance measures prepared in accordance with GAAP in Canada. For further information on non-GAAP financial measures used by the Corporation and a reconciliation of such measures to GAAP financial measures, see

the annual and quarterly Management Discussion and Analysis and the notes to the annual and quarterly financial statements filed by the Corporation with Canadian securities regulators.

FORWARD LOOKING STATEMENTS

Certain statements in this press release may constitute "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this press release, such statements use such words as "may," "will," "expect," "anticipate," "project," "believe," "plan" and other similar terminology. The risks and uncertainties are detailed from time to time in reports filed by the Corporation with the securities regulatory authorities in all of the provinces and territories of Canada to which recipients of this press release are referred for additional information concerning the Corporation, its prospects and the risks and uncertainties relating to the Corporation and its prospects. New risk factors may arise from time to time and it is not possible for management to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance and achievements of the Corporation to be materially different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as prediction of actual results. The forward-looking information contained in this press release is current only as of the date of this press release. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

CONTACT INFORMATION

Medical Facilities Corporation

Michael Salter

Chief Financial Officer

(local) (416) 848-7380 or

(outside of Toronto) 1 (877) 402-7162

RECEIVED

2005 OCT 27 P 4: 39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRELIMINARY SHORT FORM PROSPECTUS

New Issue June 6, 2005

MEDICAL FACILITIES CORPORATION

Medical Facilities Corporation

Cdn$71,815,000

5,420,000 Income Participating Securities™

This short form prospectus qualifies the distribution of 5,420,000 income participating securities ("IPSs™") of Medical Facilities Corporation (the "Issuer") (such distribution referred to herein as the "Offering"). Each IPS represents: (a) one common share ("Common Share") of the Issuer; and (b) Cdn$5.90 aggregate principal amount of 12.5% subordinated notes ("Subordinated Notes") of the Issuer. Holders of IPSs will have the right to separate the IPSs into the Common Shares and Subordinated Notes represented thereby at any time. Separation of the IPSs will occur automatically upon a repurchase, redemption or maturity of the Subordinated Notes. Similarly, any holder of Common Shares and Subordinated Notes may, at any time, combine the applicable number of Common Shares and principal amount of Subordinated Notes to form IPSs. See "Description of IPSs".

The Subordinated Notes will mature on March 29, 2014, subject to the Issuer's right to extend their maturity for two additional successive five year terms provided certain conditions are satisfied at such times. On or after March 29, 2009, the Issuer will have the option to redeem the Subordinated Notes in whole or in part at any time, for cash, at a redemption price equal to a premium over the principal amount of the Subordinated Notes which premium decreases over time. See "Description of Subordinated Notes".

The Issuer is a corporation continued under the laws of the Province of British Columbia. The Issuer currently holds a 51% indirect interest in each of Black Hills Surgery Center, LLP, Dakota Plains Surgical Center, LLP and Sioux Falls Surgical Center, LLP (collectively, the "Founding Partnerships", and individually, a "Founding Partnership"). The Founding Partnerships own and operate three of the largest specialty hospitals in South Dakota (collectively, the "Founding Hospitals" and, individually, a "Founding Hospital"). The Issuer has certain approval rights with respect to the business and affairs of the Founding Partnerships, but has minority representation on the management committee of each Founding Partnership. The Founding Hospitals perform surgical, imaging and diagnostic procedures in a limited number of clinical specialities which enable them to develop routines, procedures and protocols that enhance their operating efficiency and productivity. See "Medical Facilities Corporation — The Issuer".

The closing of the Offering is conditional upon the contemporaneous closing of the acquisition (the "Acquisition") by the Issuer of a 51% indirect interest in Oklahoma Spine Hospital, L.L.C. ("OSH"). See "The Acquisition" and "Use of Proceeds". OSH owns and operates the Oklahoma Spine Hospital (the "Spine Hospital"), a licensed specialty spine hospital in Oklahoma City, Oklahoma, primarily owned by physicians and generally offers scheduled surgical, pain management and diagnostic procedures. The Spine Hospital does not offer the full range of services typically found in traditional hospitals, but instead focuses on a limited number of clinical and surgical specialties, including neurosurgery, pain management, orthopaedic surgery and podiatry. The closing of the Acquisition is expected to occur on or about June 20, 2005. See "The Acquisition". Closing is subject to certain conditions which are beyond the Issuer's control.

A return on an investment in IPSs is not comparable to the return on an investment in a fixed-income security. The recovery of an initial investment in these securities is at risk, and the anticipated return on an investor's investment is based on many performance assumptions. Although the Issuer intends to make monthly distributions of its available cash to investors, these cash distributions are not assured and may be reduced or suspended. The actual amount distributed will be dependent on numerous factors including the financial performance of the Issuer and its direct and indirect subsidiaries, debt covenants and obligations, working capital requirements, future capital requirements and the deductibility for U.S. federal income tax purposes of interest payments on the Subordinated Notes. The market value of the IPSs may deteriorate if the Issuer is unable to meet its cash distribution targets in the future, and any such deterioration may be material. **An investment in the IPSs is subject to a number of risks that should be considered by a prospective investor. See "Risk Factors".** The Issuer will allocate the price paid for each IPS on the basis of Cdn$7.35 to the Common Share and Cdn$5.90 to the Subordinated Notes and by purchasing such IPS the holder is deemed to agree to such allocation and agrees to not take a contrary position for any purpose. The Canadian and U.S. tax consequences of acquiring, holding and disposing of the Common Shares and Subordinated Notes represented by IPSs may, in part, depend on the Canada Customs and Revenue Agency and United States Internal Revenue Service agreeing with this allocation. See "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations".

The pro forma earnings coverage ratio of the Issuer, being the ratio of consolidated net income before interest expense and income taxes to the aggregate of the Issuer's interest obligations on long term debt, is less than 1.0 for each of the 12 month periods ended December 31, 2004 and March 31, 2005.

The outstanding IPSs of the Issuer are listed on the Toronto Stock Exchange (the "TSX") under the symbol "DR.UN". On June 1, 2005, the last trading day prior to the announcement of the Offering, the closing price of the IPSs on the TSX was Cdn$13.90 per IPS. The Issuer intends to apply to list the IPSs offered under this short form prospectus on the TSX.

Distributions on the IPSs will consist of interest payments on the Subordinated Notes and dividend payments on the Common Shares represented thereby. See "Description of IPSs" and "Certain Canadian Federal Income Tax Considerations".

In connection with this Offering, the Underwriters (as defined below) are permitted to engage in transactions that stabilize or maintain the market price of the IPSs at levels other than those which might otherwise prevail on the open market. The Underwriters may offer the IPSs at a lower price than stated below. See "Plan of Distribution".

Prospective investors should rely only on the information contained or incorporated by reference in this short form prospectus. The Issuer has not authorized anyone to provide different information. If an investor is provided with different or inconsistent information, he or she should not rely on it. The Issuer is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. Prospective investors should assume that the information appearing in this short form prospectus is accurate as of the date on the front cover of this short form prospectus only, regardless of the time of delivery of this short form prospectus or of any sale of the IPSs.

Unless a Non-U.S. Holder provides appropriate documentation establishing entitlement to a reduction or elimination of United States withholding tax, a 30% United States withholding tax will be assessed on interest payments paid on the Subordinated Notes by the Issuer to that Non-U.S. Holder. See "Certain U.S. Federal Income Tax Considerations".

The IPSs, including the Common Shares and Subordinated Notes represented thereby, offered under this prospectus may not be purchased by, transferred to or beneficially held by, a physician licensed to practice medicine in the United States or any immediate family member of such licensed physician. "Immediate family members" include a physician's spouse; birth or adoptive parent, child or sibling; step-parent, step-child, step-brother or step-sister; father-in-law, mother-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law; grandparent or grandchild; and spouse of a grandparent or grandchild. See "Regulations Applicable to OSH and the Founding Partnerships — Stark Law".

Price: Cdn$13.25 per IPS

	Price to the Public[(1)]	Underwriters' Fee	Net Proceeds to the Issuer (before expenses)[(2)]
Per IPS	Cdn$ 13.25	Cdn$ 0.6625	Cdn$ 12.5875
Total	Cdn$ 71,815,000	Cdn$ 3,590,750	Cdn$ 68,224,250

(1) The offering price of the IPSs was determined by negotiation between the Issuer and the Underwriters.

(2) Before deducting expenses of this Offering estimated at approximately Cdn$998,000, which, together with the Underwriters' fee, will be paid out of the proceeds of this Offering.

BMO Nesbitt Burns Inc., TD Securities Inc., RBC Dominion Securities Inc., Canaccord Capital Corporation and Sprott Securities Inc. (collectively, the "Underwriters"), as principals, conditionally offer the IPSs, subject to prior sale, if, as and when issued by the Issuer and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Issuer by Goodmans LLP and (with respect to U.S. federal income tax matters) Hodgson Russ LLP and on behalf of the Underwriters by Borden Ladner Gervais LLP and (with respect to U.S. federal income tax matters) Paul, Weiss, Rifkind, Wharton & Garrison LLP. Subscriptions for the IPSs will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. A book entry only certificate representing the IPSs will be issued in registered form to The Canadian Depository for Securities Limited ("CDS") or its nominee and will be deposited with CDS on the Closing, which is expected to occur on or about June 20, 2005 or such later date as the Issuer and the Underwriters may agree, but in any event not later than July 18, 2005. A purchaser of IPSs will receive only a customer confirmation from the registered dealer that is a CDS participant and from or through which the IPSs are purchased.

™ "Income Participating Securities" and "IPS" are trademarks of BMO Nesbitt Burns Corporation Limited.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Mr. Michael Salter, Chief Financial Officer of the Issuer, at c/o Goodmans LLP, 250 Yonge Street, Suite 2400, Toronto, Ontario, Attention: Seymour Temkin, telephone 1-877-402-7162. For the purpose of the Province of Québec, this simplified short form prospectus contains information to be completed by consulting the permanent information record.

A copy of the permanent information record may be obtained from the Chief Financial Officer at the above mentioned address and telephone number. The following documents, filed with the securities commissions or similar authorities in the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) annual information form of the Issuer dated March 28, 2005 (the ''Issuer's AIF'');

(b) management information circular of the Issuer dated March 28, 2005 (except for the sections entitled ''Report on Executive Compensation'', ''Unit Performance Graph'' and ''Statement of Corporate Governance Practices'') distributed in connection with the annual and special general meeting of holders of IPSs held on May 11, 2005;

(c) audited consolidated financial statements of the Issuer as at December 31, 2004 and for the period from March 29, 2004 to December 31, 2004, together with the notes thereto and the auditors' report thereon;

(d) management's discussion and analysis of financial condition and results of operations of the Issuer for the period from March 29, 2004 to December 31, 2004;

(e) interim unaudited consolidated financial statements of the Issuer as at, and for the three months ended, March 31, 2005, together with the notes thereto;

(f) management's discussion and analysis of financial condition and results of operations of the Issuer for the three-month period ended, March 31, 2005;

(g) the material change report of the Issuer dated June 6, 2005 in connection with the Offering.

Any material change reports (excluding confidential reports), interim financial statements, annual financial statements and the auditors' report thereon, management's discussion and analysis of financial condition and results of operations in respect of the periods covered by such interim or annual financial statements, and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by the Issuer with the securities commissions or similar authorities in the provinces and territories of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

MEANING OF CERTAIN REFERENCES

Capitalized terms used in this prospectus will have the meaning as set out in the ''Glossary of Terms''.

References to ''Management'' in this prospectus refer to the management of the Issuer and Medical Facilities USA, unless otherwise indicated. References to ''Partnership Management'' refer to management of the Founding Partnerships or of a particular Founding Partnership where indicated.

Throughout this prospectus, all references to U.S. GAAP are to U.S. generally accepted accounting principles and all references to GAAP and to Canadian GAAP are to Canadian generally accepted accounting principles. The unaudited financial statements of OSH (Parent-Only) contained elsewhere in this prospectus have been prepared in accordance with accounting principles generally accepted in the United States. The audited and unaudited financial statements of the Issuer which are incorporated by reference herein have been prepared in accordance with Canadian GAAP. The *pro forma* consolidated financial statements for the Issuer contained elsewhere in this prospectus have been prepared in accordance with Canadian GAAP. Other than as disclosed in the notes thereto, U.S. GAAP conforms in all significant respects with Canadian GAAP.

DEFINITION OF NON-GAAP MEASURES

References to ''EBITDA'' are to earnings before interest, taxes, depreciation and amortization. EBITDA is not a recognized measure under GAAP. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Issuer's performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. The Issuer's method of calculating EBITDA may differ from other companies and, accordingly, EBITDA may not be comparable to measures used by other companies.

Cash available for distribution is not a recognized measure under GAAP and the Issuer's method of calculation of cash available for distribution may differ from methods used by other entities. Accordingly, cash available for distribution as presented may not be comparable to similar measures presented by other entities. Management believes that the method of determining cash available for distribution presented in this short form prospectus is derived directly from net income, which is a measure recognized under GAAP and is a measure of operating performance understood by Holders. The Issuer's method of determining cash available for distribution is also consistent with the Issuer's historical disclosure and consistent with management's discussion and analysis of financial condition and results of operations as publicly disclosed to Holders. Management believes that consistent disclosure enhances the comparability of the information presented in this short form prospectus, including the *pro forma* presentation giving effect to the Offering and the Acquisition, with results of the Issuer on a stand alone basis for prior periods. This method presents cash that is available for distribution to Unitholders based on the results of the relevant period, after adjusting for non-cash items and accounting for interest, income taxes paid, maintenance capital expenditures and restructuring cash payments.

CURRENCY AND EXCHANGE RATE INFORMATION

In this prospectus, references to ''Cdn$'' and ''Canadian dollars'' are to the lawful currency of Canada and references to ''$'', ''US$'' and ''U.S. dollars'' are to the lawful currency of the United States. **All dollar amounts herein are in U.S. dollars, unless otherwise stated.**

The business of the Founding Partnerships and OSH (the ''Combined Business'') is conducted in the United States and their revenues and expenses are denominated, earned and incurred in U.S. dollars. Accordingly, the *pro forma* consolidated financial statements of the Issuer and the financial statements for OSH included elsewhere in this prospectus are presented in U.S. dollars. The following table sets forth, for each period indicated, the high and low exchange rates for one U.S. dollar, expressed in Canadian dollars, the average of such exchange rates on the last

business day of each month during such period and the exchange rate at the end of such period, based on the noon rate in Canadian dollars as quoted by the Bank of Canada (the ''Noon Rate'').

	Twelve Months Ended December 31		
	2004	2003	2002
High	1.3967	1.5747	1.6132
Low	1.1774	1.2924	1.5110
Average[(1)]	1.2959	1.3952	1.5761
Period End	1.2019	1.2924	1.5796

Note:

(1) The average of the exchange rates on the last day of each month during each twelve-month period.

On June 2, 2005, the Noon Rate was US$1.00 = Cdn$1.2476.

FORWARD LOOKING STATEMENTS

Certain statements in this prospectus are "forward looking statements", which reflect the expectations of Management and Partnership Management regarding future growth, results of operations, performance and business prospects and opportunities of the Issuer, Medical Facilities USA and the Combined Business. Such forward-looking statements reflect Management's and Partnership Management's current beliefs and are based on information currently available to them. Forward looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward looking statements, including, but not limited to, the factors discussed under "Risk Factors". Although the forward looking statements contained in this prospectus are based upon what Management and Partnership Management believe are reasonable assumptions, the Issuer cannot assure investors that actual results will be consistent with these forward looking statements, and the differences may be material. These forward-looking statements are made as of the date of this prospectus and neither the Issuer, nor the Underwriters assumes any obligation to update or revise them to reflect new events or circumstances.

PROSPECTUS SUMMARY

The following is a summary of the principal features of this Offering under this short form prospectus and should be read together with the more detailed information and financial data and statements contained elsewhere or incorporated by reference in this short form prospectus.

The Issuer

The Issuer is a corporation continued under the laws of the Province of British Columbia. The Issuer currently holds, indirectly, a 51% interest in each Founding Partnership.

The Issuer currently holds a 51% indirect interest in each Founding Partnership through its wholly-owned subsidiary Medical Facilities USA. The Founding Partners currently hold a 49% indirect partnership interest in their respective Founding Partnership. Each Founding Partnership owns and operates a licensed specialty hospital in South Dakota which performs scheduled (as opposed to emergency) surgical, imaging and diagnostic procedures. The Founding Hospitals do not offer the full range of services typically found in traditional hospitals, but instead focus on a limited number of clinical specialties, including orthopaedic; ear, nose and throat; neurosurgery; and other surgical procedures. The Founding Hospitals are three of the largest specialty hospitals in South Dakota. They are located in Sioux Falls, Rapid City and Aberdeen, the major population centers in the eastern, western and northern areas of the state, and service patients throughout South Dakota and the surrounding states. Collectively, the Founding Hospitals have 21 operating rooms, 44 recovery beds, 491 physicians with medical staff privileges and a clinical staff of 299.

The Issuer and Medical Facilities USA do not have any ongoing business operations of their own. Medical Facilities USA depends on the operations and assets of the Founding Hospitals for cash distributions on its partnership interests in the Founding Partnerships. The Issuer, in turn, depends on Medical Facilities USA for cash distributions to satisfy the interest obligations under the Subordinated Notes and to pay dividends on the Common Shares.

Although the business and operations of each Founding Hospital is under the control and direction of management of each facility, Medical Facilities USA exercises general oversight over these facilities through contractual rights which provide that certain matters are subject to the approval of the Medical Facilities USA board of managers.

The Acquisition

On June 2, 2005 the Issuer and OSH entered into an acquisition agreement pursuant to which the Issuer, agreed to acquire a 51% indirect interest in OSH for total consideration of approximately Cdn$55.0 million ($44.0 million). The Existing Members will retain a 49% indirect interest in OSH. Pursuant to the terms of the OSH Exchange Agreement, the Existing Members will be entitled to exchange 14% of the outstanding membership interests in OSH into IPSs.

Rationale

Management believes that the acquisition of the Spine Hospital is consistent with its stated strategy to grow cash available for distribution by executing accretive acquisitions. Specifically, the Acquisition provides IPS holders with the following benefits:

Increased Cash Available for Distribution

On a pro forma basis, the Combined Business would have generated revenues and cash available for distribution of approximately $140.8 million and $27.5 million, respectively, during the twelve months ended March 31, 2005, resulting in accretion to cash available for distribution per unit of approximately 7.0% excluding any potential synergies that might be realized. See ''Selected Financial Disclosure''.

Opportunities for Operational Improvements

Increasing the number of facilities owned by Medical Facilities USA will enhance the potential for operational synergies, including the implementation of operational and administrative best practices, the standardization of equipment and supplies and group purchasing programs.

Enhanced Cash Flow Stability

The Acquisition will enhance the stability of the Combined Business through geographic diversification and diversification of its payor base and case mix.

Addition of High Quality Hospital Facility

Management believes that the Spine Hospital is a successful and growing facility, highly regarded for the quality of its care and services and the talents of its management, medical professionals and employees. Moreover, the Acquisition will expand Medical Facilities USA's geographic footprint and increase its profile within the medical community in the United States, thereby enhancing its ability to identify and attract future acquisition opportunities.

Description of OSH's Business

OSH owns and operates the Oklahoma Spine Hospital, a licensed hospital that generally offers scheduled surgical, pain management and diagnostic procedures. The Spine Hospital does not offer the full range of services typically found in traditional hospitals, but instead focuses on a limited number of clinical and surgical specialties, including neurosurgery, pain management, orthopedic surgery, and podiatry.

Located in one of the fastest growing areas of Oklahoma City, the state capital of Oklahoma, the Spine Hospital operates a 61,000 square foot facility designed to promote patient comfort and convenience. The scheduling, staffing, clinical procedures and protocols and physical infrastructure at the Spine Hospital are designed to increase physician productivity and job satisfaction.

Competitive Strengths

The key competitive strengths of the Spine Hospital include:

- *Physician Ownership.* Physician ownership and operation of the Spine Hospital has been a key factor in attracting physicians to the hospital's medical staff. Physicians who practice at the Spine Hospital report that they are able to increase the number of procedures they perform in a given period relative to a traditional hospital setting, thereby maximizing their efficiency and productivity. Managerial control of the Spine Hospital also provides participating physicians with a greater degree of operational freedom and administrative control over their professional practice.
- *Patient Preference.* The clinical and administrative procedures in place at the Spine Hospital are designed to improve the patient experience and ensure a high degree of patient satisfaction. Management believes that patients prefer the Spine Hospital over traditional hospitals and other surgical facilities because the Spine Hospital offers the comfort of a less institutional environment, a high level of patient service and convenience, simplified administrative procedures and greater scheduling flexibility, while providing high quality patient care. Based on recent internal patient satisfaction surveys, approximately 95% of the patient respondents rated their overall experience at the Spine Hospital as ''excellent'' or ''very good''.
- *Payor Preference.* OSH management believes that superior patient care, better outcomes and lower complication rates translate to shorter lengths of stay, lower cost of care and the ability of patients to return to work sooner, which result in healthcare cost savings for patients and payors. As a speciality surgical hospital, the Spine Hospital offers health plans and other payors a competitive alternative to traditional hospitals and enables them to offer patients a greater degree of choice with respect to healthcare service.

- *Specialization.* The medical staff and employees of the Spine Hospital are dedicated to the care of patients with spine disorders, including spine diseases and injuries. Pain management specialists complement neurosurgeons and orthopaedic spine surgeons. Nurses, operating room personnel and ancillary service employees concentrate on spine care. Management believes this specialization results in superior patient care, better outcomes and lower complication rates.
- *Established Reputation.* The Spine Hospital has been in operation for over five years and has a well-established reputation in central and western Oklahoma. OSH management believes that the Spine Hospital's reputation for providing high quality care and excellent patient outcomes has enabled it to attract physicians and patients.
- *Experienced Management.* The Spine Hospital's experienced management is focused on providing high quality care and maintaining a high level of physician and patient satisfaction. Physician involvement in management ensures a focus on operational efficiency and assists the Spine Hospital in attracting and retaining physicians. The Medical Director, Chief Executive Officer and Chief Operating Officer have an average of over 20 years experience in the healthcare industry.

Summary of Pro Forma Cash Available for Distribution

The Issuer distributes a majority of its free cash flows from operations to holders of its IPSs with a portion of such distributions being interest payments on its Subordinated Notes and a portion being dividends on its common shares. The Issuer believes that a reconciliation of cash available for distribution on its IPSs to reported net income provides a useful measure of the Corporation's operations. The following table presents the Issuer's *pro forma* cash available for distribution for the 12 months ended March 31, 2005 based on the Issuer's and OSH's results for that period and assuming that the Acquisition and Offering had occurred on April 1, 2004. The actual results of operations of the Combined Business for any period following completion of the Acquisition and the Offering will vary from the amounts set forth below, and such variations may be material.

		MFC Actual Results 12 Months Ended March 31, 2005	Oklahoma Spine Hospital (Parent Only) Actual Results 12 Months Ended March 31, 2005	Pro Forma Adjustments	Pro Forma 12 Months Ended March 31, 2005
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(U.S. dollars in thousands, except as otherwise indicated)			
Pro Forma net loss for the period		(8,097)	14,254	(14,000)	(7,843)
Add:					
Interest expense[1]		13,616	21	3,234	16,871
Depreciation and amortization		10,003	703	2,026	12,732
Minority interest in net income		19,979	—	6,885	26,864
Unrealized loss on foreign currency		8,584	—	1,855	10,439
		44,085	14,978	—	59,063
Management believes that the following items will reduce the amount available for distribution by the Issuer					
Maintenance capital expenditures		(1,830)	(709)	—	(2,539)
Debt service costs[2]		(1,537)	—	(72)	(1,609)
Minority interest in the distributable cash flows of the centers[3]		(20,575)	—	(6,882)	(27,457)
Interest on Subordinated Notes		(12,097)	—	(3,113)	(15,210)
Pro Forma cash available for common share dividends	**US$**	8,046	14,269	(10,067)	12,248
Summary of Pro Forma cash available for distribution[4]					
Interest on Subordinated Notes	**US$**	12,097	—	3,113	15,210
Dividends on Common Shares	**US$**	8,046	—	4,202	12,248
Total Pro Forma cash available for distribution	**US$**	20,143	—	7,315	27,458
Total Pro Forma cash available for distribution[5]	**CDN$**	27,132	—	8,988	36,120
Total Pro Forma number of IPS units outstanding		22,173,212	—	5,420,000	27,593,212
Total Pro Forma cash available for distribution per IPS unit	**CDN$**	1.224			$ 1.309

Notes:

1. Represents actual and estimated interest expense (net of the interest revenue on available and restricted cash balances) for the outstanding credit facilities, amortization of the deferred financing costs and interest on the Subordinated Notes component of the IPS units.
2. Represents actual debt service costs on the credit facilities of the Founding Centers and estimated debt service costs on the credit facilities of OSH.
3. Represents actual minority interest in the distributable cash flow of the Founding Centers and estimated minority interest in the distributable cash flows of the OSH.
4. Cash available for distribution is not a recognized measure under either US or Canadian GAAP; therefore, distributable cash may not be comparable to similar measures used by other companies.
5. Represents exchange rate of US$1.00 equals Cdn$1.3151.

THE OFFERING

Offering:	5,420,000 IPSs of the Issuer.
Amount:	Cdn$71,815,000
Price:	Cdn$13.25 per IPS
Expected Closing Date of the Offering:	June 20, 2005
Use of Proceeds:	The net proceeds of the Offering will be used to fund the Acquisition, transaction expenses related to the Acquisition and the Offering estimated at $2.5 million and additional hedging collateral of $1.3 million required to hedge future distributions on the IPSs issued in connection with the Offering. The balance of the net proceeds equal to approximately $6.8 million will be retained by the Issuer for general corporate purposes, including the provision of additional resources to pursue future acquisitions (estimated at approximately $5.2 million) and short term cash requirements to fund timing differences with respect to U.S. withholding taxes on future cash flows distributed from OSH to Medical Facilities USA (estimated at approximately $1.6 million).
Canadian Income Tax Considerations:	In acquiring an IPS, a holder will be acquiring ownership of a Common Share and Cdn$5.90 aggregate principal amount of Subordinated Notes represented by such IPS. The price paid by a holder for an IPS must be allocated on a reasonable basis between the Common Share and the Subordinated Notes represented by the IPS in order to determine their respective cost to the holder for purposes of the Tax Act. The Issuer will allocate the price paid for each IPS on the basis of Cdn$7.35 to the Common Share and Cdn$5.90 to the Subordinated Notes (i.e. their face amount) represented by each IPS, and by purchasing an IPS the holder is deemed to agree to such allocation and agrees not to take a contrary position for any purpose. Since a holder who holds an IPS will own the Common Share and Subordinated Notes represented by such IPS, the Canadian federal income tax consequences of owning an IPS (including the taxation of dividends and interest on the Common Share and Subordinated Notes, respectively, and the tax treatment of disposing of the Common Share and Subordinated Notes upon the disposition of an IPS representing such securities) will not differ from those associated with owning those securities. In particular, a holder will be required to include in computing its income for a taxation year all interest on the Subordinated Notes that accrues or becomes receivable or is received by the holder in that year. Also, dividends on the Common Share received by a holder will be required to be included in computing the holder's income for purposes of the Tax Act. See "Certain Canadian Federal Income Tax Considerations".
U.S. Income Tax Considerations:	Ownership of IPSs should be treated for U.S. federal income tax purposes as direct ownership of the Common Shares and Subordinated Notes constituting the IPSs, and the purchase price of an IPS should be allocated between its constituent Common Share and Subordinated Note in proportion to their respective fair market values at the time of purchase. A Non-U.S. Holder, as defined in "Certain U.S. Federal Income Tax Considerations", will generally not be subject to U.S. federal income tax or withholding with respect to interest paid on the Subordinated Notes or

distributions with respect to the Common Shares, provided certain conditions are satisfied.

For U.S. federal income tax purposes, the Issuer's distributive share of income arising from the Combined Business' business operations will be effectively connected with a U.S. trade or business (''effectively connected income'' or ''ECI''), and the Issuer will generally be subject to a 35% U.S. federal income tax on its taxable income which is ECI. In addition, the Issuer will be liable for a 5% branch profits tax on distributions from the Combined Business to the extent such distributions are not in excess of the Issuer's earnings and profits attributable to the Combined Business.

Hodgson Russ LLP, U.S. tax counsel to the Issuer and Medical Facilities USA, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. tax counsel to the Underwriters (together, ''U.S. Tax Counsel''), have advised the Issuer and the Underwriters, as applicable, that the Subordinated Notes should be treated as debt for U.S. federal income tax purposes and, therefore, that the Issuer should be able to deduct interest paid on the Subordinated Notes in computing its U.S. taxable income. Such deductions would also reduce the Issuer's earnings and profits for purposes of the branch profits tax. However, there is no authority that directly addresses the tax treatment of securities similar to the Subordinated Notes which are offered in circumstances similar to this Offering (i.e., as part of a unit that includes common shares of the issuer). In light of this absence of direct authority, U.S. Tax Counsel cannot conclude with certainty that the Subordinated Notes will be treated as debt for U.S. federal income tax purposes, and, although the Issuer intends to take the position that the Subordinated Notes are debt for U.S. federal income tax purposes, there can be no assurance that this position will not be challenged by the U.S. Internal Revenue Service (''IRS''). If such a challenge were sustained, interest payments on the Subordinated Notes would be recharacterized as non-deductible distributions with respect to the Issuer's equity, and the Issuer's taxable income and U.S. federal income tax liability would be materially increased. As a result, the Issuer's after-tax cash flow would be reduced and the Issuer's ability to make interest payments on Subordinated Notes and distributions with respect to Common Shares would be materially and adversely impacted.

Recent U.S. legislation regarding ''corporate inversions'', if applicable to the Issuer, may result in the Issuer being treated as a U.S. corporation for U.S. tax purposes, which could result in a greater U.S. tax liability for the Issuer and possible U.S. withholding tax on distributions with respect to Common Shares. The potentially broad application of the ''corporate inversion'' rules has not been the subject of any guidance by the U.S. Treasury Department or Internal Revenue Service and thus, the scope of this legislation remains uncertain.

Prospective purchasers should consult their own tax advisors regarding the United States federal and state tax implications of an investment in IPSs. See ''Certain U.S. Federal Income Tax Considerations''.

IPS Attributes:

IPS Components: Each IPS represents: (a) one Common Share; and (b) Cdn$5.90 principal amount of Subordinated Notes.

The ratio of Common Shares to principal amount of Subordinated Notes represented by an IPS is subject to change in the event of a stock split,

	recombination or reclassification, or upon a partial redemption or repurchase of the Subordinated Notes.
Separation and Recombination:	Holders of IPSs may separate their IPSs into the Common Shares and Subordinated Notes represented thereby, at any time, through their broker or other financial institution. Similarly, any holder of Common Shares and Subordinated Notes may recombine the applicable number of Common Shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time. See ''Description of IPSs''.
Market:	Closing of the Offering is conditional on, among other things, the approval for listing and posting for trading of the IPSs issued in connection with this Offering on the Toronto Stock Exchange. IPSs offered pursuant to a final prospectus dated March 17, 2004 are currently listed and posted for trading on the Toronto Stock Exchange.
Ownership Restrictions:	There are ownership restrictions on the IPSs due to U.S. health care regulations. ''See Regulations Applicable to OSH and the Founding Partnerships''.
Common Share Attributes:	
Common Shares Outstanding:	27,593,212 Common Shares will be outstanding following the completion of the Offering.
Voting Rights:	Each outstanding Common Share carries one vote per share and, subject to applicable law, the Common Shares vote as a class on all matters presented to the shareholders for a vote.
Market:	The outstanding Common Shares are listed on the Toronto Stock Exchange, but will not be posted for trading until there exists a sufficient public distribution (for purposes of the requirements of the Toronto Stock Exchange) of Common Shares that are held separately from Subordinated Notes. The Issuer intends to similarly list the Common Shares offered under this Short Form Prospectus.
Subordinated Note Attributes:	
Subordinated Notes Outstanding:	Cdn$162.8 million aggregate principal amount of 12.5% Subordinated Notes will be outstanding following the completion of the Offering.
Market:	In certain circumstances, the Subordinated Notes and Common Shares represented by the IPSs will separate. There is no market through which such Subordinated Notes may be sold and purchasers may not be able to resell Subordinated Notes purchased under this prospectus.
Interest Rate:	The interest rate on the Subordinated Notes is 12.5% per annum.
Record and Payment Dates:	Interest will be paid monthly in arrears on the 15th day of each month (or the next Business Day if such day is not a Business Day), to holders of record on the last Business Day of the preceding month.
Principal Repayment:	The Subordinated Notes will provide for the payment of interest only until the end of the term of the Subordinated Notes, at which time the principal balance will be payable by the Issuer.
Maturity Date:	The Subordinated Notes will mature on March 29, 2014. The Issuer may extend the maturity of the Subordinated Notes for two additional successive five-year terms provided that certain conditions are satisfied.
Optional Redemption:	On or after March 29, 2009, the Issuer may redeem the Subordinated Notes, at its option, at any time in whole and from time to time in part, upon not less than 30 nor more than 60 days notice to Holders, for cash, at

	a redemption price equal to: (i) 105% of the principal amount of Subordinated Notes being redeemed where the redemption occurs on or after March 29, 2009 but before March 29, 2010; (ii) 104% of such amount where the redemption occurs on or after the March 29, 2010 but before March 29, 2011; (iii) 103% of such amount where the redemption occurs on or after March 29, 2011 but before March 29, 2012; (iv) 102% of such amount where the redemption occurs on or after March 29, 2012 but before March 29, 2013; (v) 101% of such amount where the redemption occurs on or after March 29, 2013 but before March 29, 2014; and (vi) 100% of such amount on maturity. Any exercise by the Issuer of its option to redeem the Subordinated Notes in whole or in part, will result in an automatic separation of the IPSs.
Change of Control:	Upon the occurrence of a Change of Control, as defined under "Description of Subordinated Notes — Change of Control", the Issuer will be required to make an offer to each holder of Subordinated Notes to repurchase that holder's Subordinated Notes at a price equal to 101% of the principal amount of the Subordinated Notes being repurchased, plus any accrued but unpaid interest to the date of repurchase. However, a holder of IPSs will not be able to have its Subordinated Notes repurchased unless such holder surrenders the IPSs to the depositary, and receives delivery of the underlying Common Shares and Subordinated Notes.
Security and Subordinated Note Guarantees:	The Subordinated Notes are secured by a pledge of the Issuer's membership interests in Medical Facilities USA and unconditionally guaranteed by Medical Facilities USA, which guarantee is secured by a pledge of Medical Facilities USA's interests in each Founding Partnership. Medical Facilities USA will also pledge its interest in OSH in connection with such guarantee. The Subordinated Notes are also supported by a limited cash flow guarantee provided by each Founding Partnership, subject to certain limitations. OSH will provide a similar limited cash flow guarantee in respect of the Subordinated Notes issued pursuant to this Offering. The Subordinated Note Guarantees are not a guarantee of the repayment of principal of the Subordinated Notes. The amount of the guarantee under the Subordinated Note Guarantees and Subco Guarantee will not be increased by the issuance of additional IPSs other than as a result of an exchange of Exchangeable Interests, in which case the amount of the related Subco Guarantee will be reduced proportionately and the Subordinate Note Guarantee will be increased proportionately to reflect the proportionate increase in Medical Facilities USA's partnership interest in such Founding Partnership or OSH, as applicable.
Subco Notes and Subco Guarantee:	As part of the transactions contemplated by the Acquisition Agreement, Holdco will transfer 100% of its membership interests (49% of OSH) to Subco in consideration for 100% of the membership interests in Subco and the delivery of a subordinated note of Subco (the "Subco Note"). The material terms of the Subco Note will be substantially similar to the Subordinated Notes with the rate, term and default provisions, as applicable, being identical. The initial principal amount of the Subco Note will be equal to 96.08% of the principal amount of the Subordinated Notes to be issued pursuant to this Offering, to reflect the initial 49:51 ownership ratio, which proportion will adjust upon any exchanges of Exchangeable

Interests for IPSs. OSH will provide a limited cash flow guarantee (the "OSH Subco Guarantee") of Subco's cash flow obligations on the Subco Note to the same extent and subject to the same limitations as the Subordinated Note Guarantee. The OSH Subco Guarantee is not a guarantee of the repayment of principal of the Subco Note.

Risk Factors:

The risks associated with an investment in the IPSs and the Common Shares and Subordinated Notes include:

- With respect to the Combined Business and its industry: dependence on payments by the Medicare program, the Medicaid program (and possible changes to such programs), and private health insurers and the Workers' Compensation program; regulation under the Stark Law and the Anti-Kickback Statute; privacy and patient confidentiality requirements under the Health Insurance Portability and Accountability Act; uncertainty related to recent Workers' Compensation legislation in Oklahoma; changes in health care laws; the continuance of contracts with managed care plans; numerous licensing, certification, accreditation survey and audit requirements and regulatory requirements; insolvency of former insurers; dependence on physician relationships; lack of diversification; litigation; ability to obtain professional liability insurance and the cost of such insurance; access to capital for expansion; regulation of the development of new facilities; intense competition; and certain other risks associated with the Founding Partnerships and OSH. See "Risk Factors".

- With respect to the structure of the Issuer and this Offering: dependence on the Founding Partnerships and OSH; management committee representation; distributions of all cash may restrict potential growth; future distributions are not guaranteed; exchange rate fluctuations may affect distributions; substantial indebtedness could impact the business; future issuances of IPSs or Common Shares could result in dilution; restrictive covenants in credit facilities may affect distributions; future issuances of IPSs could result in dilution; limitation on enforcing civil judgements; investment eligibility and foreign property; U.S. federal income tax risks; interest on Subordinated Notes may not be deductible; ability to pay principal on Subordinated Notes; the Subordinated Note Guarantees may not be enforceable; the non-solicitation and non-competition agreements may not be enforceable; and the market price for the Common Shares and IPSs may be volatile. See "Risk Factors".

Cash distributions on the Common Shares are not guaranteed and, although interest payments on the Subordinated Notes are supported by limited cash flow guarantees from each Founding Partnership and OSH, such cash distributions are dependent on the Founding Partnerships' and OSH's financial performance, debt covenants and obligations, working capital requirements, future capital requirements and the deductibility for U.S. federal income tax purposes of interest payment on the Subordinated Notes. See "Risk Factors".

MEDICAL FACILITIES CORPORATION

The Issuer

The Issuer is a corporation continued under the laws of the Province of British Columbia on May 16, 2005. The registered and head office of the Issuer is located at 355 Burrard Street, Vancouver, British Columbia.

The Issuer currently holds a 51% indirect interest in each Founding Partnership through its wholly-owned subsidiary Medical Facilities USA. The Founding Partners currently hold a 49% indirect partnership interest in their respective Founding Partnership. Each Founding Partnership owns and operates a licensed specialty hospital in South Dakota which performs scheduled (as opposed to emergency) surgical, imaging and diagnostic procedures. The Founding Hospitals do not offer the full range of services typically found in traditional hospitals, but instead focus on a limited number of clinical specialties, including orthopaedic; ear, nose and throat; neurosurgery; and other surgical procedures. The Founding Hospitals are three of the largest specialty hospitals in South Dakota. They are located in Sioux Falls, Rapid City and Aberdeen, the major population centers in the eastern, western and northern areas of the state, and service patients throughout South Dakota and the surrounding states. Collectively, the Founding Hospitals have 21 operating rooms, 44 recovery beds, 491 physicians with medical staff privileges and a clinical staff of 299.

The Issuer and Medical Facilities USA do not have any ongoing business operations of their own. Medical Facilities USA depends on the operations and assets of the Founding Hospitals for cash distributions on its partnership interests in the Founding Partnerships. The Issuer, in turn, depends on Medical Facilities USA for cash distributions to satisfy the interest obligations under the Subordinated Notes and to pay dividends on the Common Shares.

Although the business and operations of each Founding Hospital are under the control and direction of management of each facility, Medical Facilities USA exercises general oversight over these facilities through contractual rights which provide that certain matters are subject to the approval of the Medical Facilities USA board of managers, including any reduction in distributions, certain budgeting matters, material deviations from budget and specified fundamental transactions.

THE ACQUISITION

On June 2, 2005 the Issuer and OSH entered into an acquisition agreement (the "Acquisition Agreement") pursuant to which the Issuer agreed to acquire a 51% indirect interest in OSH for total consideration of approximately Cdn$55.0 million ($44.0 million). The Acquisition will be effected through a series of transactions pursuant to which the Issuer will indirectly acquire a 51% member interest in OSH. The Existing Members of OSH will retain a 49% indirect interest in OSH. Pursuant to the terms of the OSH Exchange Agreement, the Existing Members will be entitled to exchange 14% of the outstanding membership interests in OSH (the "OSH Exchangeable Interest") for IPSs. Their remaining 35% membership interest in OSH will not be exchangeable into IPSs and will not be transferable without the approval of the Medical Facilities USA board of managers (the "Continuing Interests" and together with the Exchangeable Interests, the "Retained Interests").

The closing of the Acquisition is expected to occur on or about June 20, 2005 and is subject to several conditions including: (i) the receipt of all regulatory approvals and third party consents required on Closing; (ii) the successful completion of this Offering; (iii) the delivery by each Existing Member, and any beneficial owner of a membership interest in OSH, of a non-competition and non-solicitation agreement; and iv) no occurrence of a material adverse change in respect of OSH nor any event, condition or state of facts which would have a material adverse effect on the business of OSH. See "The Acquisition Agreement".

Rationale

Management believes that the acquisition of the Spine Hospital is consistent with its stated strategy to grow cash available for distribution by executing accretive acquisitions. Specifically, the Acquisition provides IPS holders with the following benefits:

Increased Cash Available for Distribution

On a pro forma basis, the Combined Business would have generated revenues and cash available for distribution of approximately $140.8 million and $27.5 million, respectively, during the twelve months ended March 31, 2005, resulting in accretion to cash available for distribution per unit of approximately 7.0% excluding any potential synergies that might be realized. See "Selected Financial Disclosure".

Opportunities for Operational Improvements

Increasing the number of facilities owned by Medical Facilities USA will enhance the potential for operational synergies, including the implementation of operational and administrative best practices, the standardization of equipment and supplies and group purchasing programs.

Enhanced Cash Flow Stability

The Acquisition will enhance the stability of the Combined Business through geographic diversification and diversification of its payor base and case mix.

Addition of High Quality Hospital Facility

Management believes that the Spine Hospital is a successful and growing facility, highly regarded for the quality of its care and services and the talents of its management, medical professionals and employees. Moreover, the Acquisition will expand Medical Facilities USA's geographic footprint and increase its profile within the medical community in the United States, thereby enhancing its ability to identify and attract future acquisition opportunities.

Acquisition Financing

The majority of the net proceeds of the Offering will be used to fund the Acquisition, related transaction expenses and additional hedging collateral required to execute additional foreign currency hedges. See ''Currency Hedging''.

OSH has arranged for a credit facility (the ''OSH Credit Facility'') from a local banking institution in the aggregate amount of $5 million. The OSH Credit Facility is a $5 million revolving credit facility with a five-year maturity and an interest rate equal to the prime rate plus 1% (the prime rate is equal to the prime rate of interest published in the ''Money Rates'' section of the Wall Street Journal). Following closing of the Acquisition and the Offering, it is expected that OSH will have cash balances and undrawn capacity under the OSH Credit Facility of at least $3 million, which will be available for working capital and other short-term cash requirements. See ''The Acquisition Agreement''.

The OSH Credit Facility will be secured by a security interest in all the present and after acquired property and will be subject to customary terms and conditions, including limits on additional indebtedness and limits on pledging assets without the consent of the lender.

In Connection with the Offering the Issuer has increased the amount of its monthly foreign currency hedges so that the Issuer's current level of distributions are hedged for 36 months from Closing.

DESCRIPTION OF THE BUSINESS OF OSH

Business Overview

OSH owns and operates the Oklahoma Spine Hospital, a licensed specialty hospital that generally offers scheduled surgical, pain management and diagnostic procedures. The Spine Hospital does not offer the full range of services typically found in traditional hospitals, but instead focuses on a limited number of clinical and surgical specialties, including neurosurgery, pain management, orthopaedic surgery and podiatry.

Located in one of the fastest growing areas of Oklahoma City, the state capital of Oklahoma, the Spine Hospital operates a 61,000 square foot facility designed to promote patient comfort and convenience. The scheduling, staffing, clinical procedures and protocols and physical infrastructure at the Spine Hospital are designed to increase physician productivity and employee job satisfaction.

The Spine Hospital was one of the nation's first physician-owned and operated specialty surgical spine hospitals. To help assure and continuously improve the quality of care provided to patients, the physician owners direct the administration and operations of the Spine Hospital. Since its inception, the Spine Hospital has focused on providing access to high quality surgical facilities that meet the needs of its patients, physicians and payors.

OSH management believes that, by successfully executing a business strategy that emphasizes physician satisfaction, operating efficiencies and margin improvement, the Spine Hospital can capitalize on favourable demographic trends and ongoing medical advances in order to grow its cash available for distribution.

Competitive Strengths

The key competitive strengths of the Spine Hospital include:

- *Physician Ownership.* Physician ownership and operation of the Spine Hospital has been a key factor in attracting physicians to the hospital's medical staff. Physicians who practice at the Spine Hospital report that they are able to increase the number of procedures they perform in a given period relative to a traditional hospital setting, thereby maximizing their efficiency and productivity. Managerial control of the Spine Hospital also provides participating physicians with a greater degree of operational freedom and administrative control over their professional practice.

- *Patient Preference.* The clinical and administrative procedures in place at the Spine Hospital are designed to improve the patient experience and ensure a high degree of patient satisfaction. Management believes that patients prefer the Spine Hospital over traditional hospitals and other surgical facilities because the Spine Hospital offers the comfort of a less institutional environment, a high level of patient service and convenience, simplified administrative procedures and greater scheduling flexibility, while providing high quality patient care. Based on recent internal patient satisfaction surveys, approximately 95% of the patient respondents rated their overall experience at the Spine Hospital as ''excellent'' or ''very good''.

- *Payor Preference.* OSH management believes that superior patient care, better outcomes and lower complication rates translate to shorter lengths of stay, lower cost of care and the ability of patients to return to work sooner, which result in healthcare cost savings for patients and payors. As a speciality surgical hospital, the Spine Hospital offers health plans and other payors a competitive alternative to traditional hospitals and enables them to offer patients a greater degree of choice with respect to healthcare service.

- *Specialization.* The medical staff and employees of the Spine Hospital are dedicated to the care of patients with spine disorders, including spine diseases and injuries. Pain management specialists complement neurosurgeons and orthopaedic spine surgeons. Nurses, operating room personnel and ancillary service employees concentrate on spine care. Management believes this specialization results in superior patient care, better outcomes and lower complication rates.

- *Established Reputation.* The Spine Hospital has been in operation for over five years and has a well-established reputation in central and western Oklahoma. OSH management believes that the Spine Hospital's reputation for providing high quality care and excellent patient outcomes has enabled it to attract physicians and patients.

- *Experienced Management.* The Spine Hospital's experienced management is focused on providing high quality care and maintaining a high level of physician and patient satisfaction. Physician involvement in management ensures a focus on operational efficiency and assists the Spine Hospital in attracting and retaining physicians. The Medical Director, Chief Executive Officer and Chief Operating Officer have an average of over 20 years experience in the healthcare industry.

Facilities and Service Area

The Spine Hospital operates in a single-story facility containing approximately 61,000 square feet. The physical infrastructure includes:

- Seven operating rooms
- Two major pain management procedure rooms
- Eighteen private patient rooms
- Fourteen pre-op and post-op outpatient beds
- Emergency service, category IV
- Seven recovery room beds
- X-ray, myelography and CT suites
- Pharmacy
- Laboratory services
- Dietary services
- Respiratory therapy services

OSH leases the Spine Hospital facility and the underlying land from Memorial Property Holdings, LLC., a Company owned by many of the same physicians who own OSH. The lease has a term extending to 2014 with two five-year extension options in favour of OSH. OSH also leases approximately 8,000 square feet of administrative office space in an adjacent building owned by two of the physician owners of OSH. OSH subleases approximately 3,000 square feet of medical office space to three pain management physicians. OSH management believes all three leases contain commercially reasonable terms.

The Spine Hospital's primary service area extends beyond Oklahoma City, a city with a metropolitan area of over 1 million people, into central and western Oklahoma. According to the 2000 U.S. census, the state of Oklahoma had a population of approximately 3.5 million.

Competition

The hospital industry is highly competitive. The Spine Hospital competes with traditional hospitals, ambulatory surgical centers and other specialty hospitals to attract physicians, employees and patients. Patients in the Spine Hospital's service area may obtain medical care and treatment at other healthcare facilities for a variety of reasons, including the need for services not offered by the Spine Hospital, physician referrals, location, or availability of coverage under applicable insurance programs and healthcare plans. Management believes that a facility's competitive position is affected by a number of factors, including the scope, breadth and quality of services offered to its patients; the specialties and reputation of physicians who practice at the facility; nurses and other healthcare professionals employed; the facility's reputation; relationships with payors and participation in payor networks; location; the number of facilities offering similar services or other services; the physical condition of its buildings; the quality, age and condition of its medical equipment; and its charges for services. The Spine Hospital is the only facility in the Oklahoma City metropolitan area that focuses on the treatment of disorders of the spine. OSH management believes that it will continue to be able to compete effectively over competing facilities.

Case Mix

The Spine Hospital focuses on a limited number of high-volume, non-emergency surgical, pain management, diagnostic procedures. The Spine Hospital does not offer the full range of services typically found in traditional hospitals, but instead focuses on a limited number of clinical and surgical specialties, including neurosurgery, pain management, orthopaedic surgery and podiatry. Procedures are performed on an inpatient and outpatient basis.

Payor Mix

The Spine Hospital receives payments in respect of the facility fees associated with the surgical, pain management, diagnostic and other medical procedures performed at its facilities from government-funded and commercial health plans (including Blue Cross and other commercial payors), workers' compensation programs and directly from patients.

The following chart sets forth the percentages of 2004 gross patient service revenues derived from each principal payor group:


2004 Gross Revenues
2%
14%
40%
27%
17%
Blue Cross Blue Shield
Other Commercial
Medicare
Workers' Compensation
Self-pay and other

Note: The above chart is divided into principal payor groups. Co-payments and deductibles paid directly by or on behalf of the patient are included as revenue attributed to the primary payor.

Physicians and Ownership Structure

In order to perform surgical procedures at the Spine Hospital, a physician must obtain and maintain medical staff membership and clinical privileges. Of the 110 physicians with clinical staff privileges at the Spine Hospital, 23 (approximately 20%) have an ownership interest in OSH.

Management and Employees

OSH's board of managers consists of six physician owners of OSH who are elected for fixed terms by the members of OSH. The board is responsible for establishing policy, overseeing operations and determining the strategic direction and initiatives of the hospital.

The Spine Hospital employs approximately 130 full-time equivalent employees, including registered nurses, operating room technicians, radiology technicians and clerical and other support staff. The employees of the Spine Hospital are not represented by a collective bargaining agreement. OSH Management believes that it maintains a good relationship with its employees and that the Spine Hospital offers its employees a competitive compensation package.

The Spine Hospital has experienced a relatively high degree of physician and nurse retention. It provides a less institutionalized work environment than traditional hospitals and limits the number of night shifts and "on-call" shifts for both the nurses and the other employees involved in patient care activities. The Spine Hospital encourages its professional employees to continuously expand their knowledge and improve their skills through formal and informal training and mentoring. The shortage of nurses generally affecting hospitals and other healthcare facilities in the United States has not materially impacted the Spine Hospital's ability to attract and retain nurses.

Capital Expenditures

The capital expenditures of the Spine Hospital, prepared on an accrual basis, can be categorized into two types: (i) maintenance; and (ii) growth or earnings enhancing. The table below sets out the maintenance and growth capital expenditures of the Spine Hospital for the past four years.

	Year Ended December 31,				
	2004	2003	2002	2001	Average
Maintenance Capital Expenditures	$289,304	$259,224	$739,447(1)	$ 86,811	$343,697
Growth Capital Expenditures	—	—	—	1,886,445(2)	$471,611
Total	$289,304	$259,224	$739,447	$1,973,256	$815,308

(1) During the year ended December 31, 2002, the Spine Hospital spent approximately $170,000 replacing floors in surgery areas and $296,000 replacing CT scan equipment.

(2) During the year ended December 31, 2001, the Spine Hospital spent approximately $440,000 on leasehold improvements and furnishings for an outpatient physical therapy department. In addition, the Spine Hospital spent approximately $1,440,000 for equipment and furnishings for new operating room space.

Maintenance Capital Expenditures

Maintenance capital expenditures include those required to maintain and upgrade existing infrastructure, including the replacement of furnishings and routine maintenance to existing building structures and the surrounding landscape and are not anticipated to increase the net cash flows from operations. In addition, the Spine Hospital routinely replaces existing operating equipment and surgical devices. The management information systems of the Spine Hospital must also be maintained and upgraded from time to time.

Growth Capital Expenditures

Growth capital expenditures are those related to the acquisition of new significant equipment, expansion of existing infrastructure (i.e., expansion of existing building facilities and/or addition of operating rooms or recovery beds) and other capital improvements. Growth capital expenditures are anticipated to enhance the net revenue stream either through increased productivity, enhanced margins or increased capacity resulting in additional cash available for distribution.

Outlook

Maintenance capital expenditures have averaged $0.3 million over the past four years. OSH management believes that $0.6 million represents a conservative estimate of the maintenance capital expenditures required for the foreseeable future to sustain the current capacity and utilization of the facilities, infrastructure and equipment of the Spine Hospital. In addition to cash generated from operations, the Spine Hospital has the ability to utilize vendor financing and third-party leasing arrangements to fund capital expenditures in the future.

Other Matters

Insurance

OSH currently maintains professional liability insurance and umbrella insurance which provide coverage on a claims-made basis. Coverage under these policies is contingent upon the policy being in effect when a claim is made, except that these policies are subject to a retroactive date of July 1, 2003. This means that these insurance policies respond only to covered claims which are made during the policy period and which arise from incidents occurring on or after July 1, 2003. Certain insurers which issued professional liability insurance to OSH prior to July 1, 2004 are insolvent and, therefore, OSH is not be able to seek coverage under the insolvent insurers' policies for claims arising from incidents which occurred prior to July 1, 2003. Management does not believe that the inability to seek such coverage would have a material adverse effect on OSH. Under certain circumstances, the State of Oklahoma provides limited source of funding for claims arising under policy periods previously insured by non-solvent insurers, but this funding is limited to $150,000 per claim. The cost and availability of professional liability insurance has varied widely in recent years. Management believes that the professional liability insurance currently maintained by OSH is adequate for the operation of the Spine Hospital, but there can be no assurance that the insurance coverage is sufficient to cover all future claims or that such insurance will continue to be available at a reasonable cost.

Environmental Issues

OSH's operations are subject to various federal, state and local laws and regulations relating to the protection of the environment and human health and safety. The operations of OSH include the use, generation and disposal of certain hazardous substances. OSH management believes that the operations of OSH have been in substantial compliance with the terms of applicable environmental laws and that no liabilities exist that could reasonably be expected to have a material adverse effect on OSH's business or financial position. OSH has indicated that it may not have fully complied with all regulations relating to the disposal of waste or permitting of its boilers; however, OSH management believes that any potential breaches of environmental law will not be substantial nor will they result in a material adverse effect to OSH.

Litigation

OSH is involved in various litigation matters that occur in the ordinary course of business, none of which OSH management believes will have any material adverse effect on the financial and operating performance of OSH. During the past five years, no litigation claims against OSH have had a material adverse effect on its business, financial condition or operations.

SELECTED FINANCIAL DISCLOSURE

The closing of the Acquisition is expected to occur on or about June 20, 2005 and is subject to several conditions, including the completion of this Offering and other conditions described below.

Summary of Pro Forma Cash Available for Distribution

The Issuer distributes a majority of its free cash flows from operations to holders of its IPSs with a portion of such distributions being interest payments on its Subordinated Notes and a portion being dividends on its common shares. The Issuer believes that a reconciliation of cash available for distribution on its IPSs to reported net income provides a useful measure of the Corporation's operations. The following table presents the Issuer's *pro forma* cash available for distribution for the 12 months ended March 31, 2005 based on the Issuer's and OSH's results for that period and assuming that the Acquisition and Offering had occurred on April 1, 2004. The actual results of operations of the

Combined Business for any period following completion of the Acquisition and the Offering will vary from the amounts set forth below, and such variations may be material.

		MFC Actual Results 12 Months Ended March 31, 2005	Oklahoma Spine Hospital (Parent Only) Actual Results 12 Months Ended March 31, 2005	Pro Forma Adjustments	Pro Forma 12 Months Ended March 31, 2005
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(U.S. dollars in thousands, except as otherwise indicated)			
Pro Forma net loss for the period		(8,097)	14,254	(14,000)	(7,843)
Add:					
Interest expense[1]		13,616	21	3,234	16,871
Depreciation and amortization		10,003	703	2,026	12,732
Minority interest in net income		19,979	—	6,885	26,864
Unrealized loss on foreign currency		8,584	—	1,855	10,439
		44,085	14,978	—	59,063
Management believes that the following items will reduce the amount available for distribution by the Issuer					
Maintenance capital expenditures		(1,830)	(709)	—	(2,539)
Debt service costs[2]		(1,537)	—	(72)	(1,609)
Minority interest in the distributable cash flows of the centers[3]		(20,575)	—	(6,882)	(27,457)
Interest on Subordinated Notes		(12,097)	—	(3,113)	(15,210)
Pro Forma cash available for common share dividends	**US$**	8,046	14,269	(10,067)	12,248
Summary of Pro Forma cash available for distribution[4]					
Interest on Subordinated Notes	**US$**	12,097	—	3,113	15,210
Dividends on Common Shares	**US$**	8,046	—	4,202	12,248
Total Pro Forma cash available for distribution	**US$**	20,143	—	7,315	27,458
Total Pro Forma cash available for distribution[5]	**CDN$**	27,132	—	8,988	36,120
Total Pro Forma number of IPS units outstanding		22,173,212	—	5,420,000	27,593,212
Total Pro Forma cash available for distribution per IPS unit	**CDN$**	1.224			$ 1.309

Notes:

1. Represents actual and estimated interest expense (net of the interest revenue on available and restricted cash balances) for the outstanding credit facilities, amortization of the deferred financing costs and interest on the Subordinated Notes component of the IPS units.
2. Represents actual debt service costs on the credit facilities of the Founding Centers and estimated debt service costs on the credit facilities of OSH.
3. Represents actual minority interest in the distributable cash flow of the Founding Centers and estimated minority interest in the distributable cash flows of the OSH.
4. Cash available for distribution is not a recognized measure under either US or Canadian GAAP; therefore, distributable cash may not be comparable to similar measures used by other companies.
5. Represents exchange rate of US$1.00 equals Cdn$1.3151.

CURRENCY HEDGING

Medical Facilities USA and the Issuer are exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar because all of their operations (including the Founding Partnerships and, subsequent to the Acquisition, OSH) are in U.S. dollars while distributions to holders of the Issuer's IPS are made in Canadian dollars. In order to minimize the impact of fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar, Medical Facilities USA enters into various hedging arrangements, which are reviewed on the ongoing basis.

At May 31, 2005, Medical Facilities USA had 36 monthly forward foreign exchange contracts under which Medical Facilities USA will convert an aggregate of US$54.4 million into Cdn$71.3 million.

In connection with the Acquisition and Offering, Medical Facilities USA has entered into additional monthly forward foreign exchange contracts for the 36 months from July 2005 to June 2008, under which Medical Facilities USA will convert an aggregate of US$17.7 million into Cdn$21.7 million.

The hedging arrangements described above, effectively hedge, for a period of 36 months, the conversion of substantially all of the funds that the Issuer will require to make distributions at the current level on the IPSs which will be outstanding after completion of this Offering.

THE ACQUISITION AGREEMENT

On June 2, 2005 the Issuer and Medical Facilities USA entered into a purchase agreement (''the **Acquisition Agreement''**) with the Existing Members, Subco, Holdco and OSH pursuant to which Medical Facilities USA agreed to acquire a 51% interest in OSH for total consideration of Cdn$55.0 million ($44.0 million). The Existing Members of OSH will retain a 49% indirect interest in OSH. The closing of the Acquisition is expected to occur on or about June 20, 2005 and is subject to several conditions, including the completion of this Offering and other conditions described below. For an illustration of the ownership structure of OSH upon completion of the Offering and the transactions contemplated by the Acquisition Agreement, see ''Ownership Structure Following The Acquisition''.

Pursuant to the terms of the OSH Exchange Agreement, the Existing Members will be entitled to exchange 14% of the outstanding membership interests in OSH for IPSs. Their remaining 35% membership interest in OSH will not be exchangeable into IPSs and will not be transferable without the approval of the Medical Facilities USA board of managers. See ''Exchange Agreement''.

Representations and Warranties

The Acquisition Agreement includes representations and warranties made by OSH, Subco and Holdco related to the business and affairs of OSH, which are customary in a transaction of this nature, including with respect to clear title to the purchased membership units of OSH, organization and status, power and due authorization, capitalization, absence of conflict, absence of certain business practices, corporate records, sufficiency of assets, tax matters, permits, leases and licences, consents, contracts, litigation, undisclosed liabilities, non-arm's length arrangements, employee plans and labour relations, environmental matters, intellectual property, financial information, insurance, compliance with laws, the absence of litigation and other matters relating to OSH.

Each of the Existing Members has represented and warranted in the Acquisition Agreement that he, she or it has clear title to the purchased membership units of OSH.

Covenants

The parties to the Acquisition Agreement have made customary covenants relating to the closing of the Acquisition and related matters. In particular, OSH has agreed that, until the closing of the Acquisition, OSH's business will be conducted in the normal and ordinary course, consistent with past practice, except for the transactions contemplated or required by the Acquisition Agreement. OSH has also agreed not to take any action which would constitute a breach of any of its representations or warranties under the Acquisition Agreement.

Indemnities

The parties to the Acquisition Agreement have agreed to indemnify each other with respect to claims or losses relating to, among other matters, any breach of a representation or warranty or covenant contained in the Acquisition Agreement.

In addition, each of OSH, Subco and Holdco have agreed to indemnify the Issuer and Medical Facilities USA for any damages or losses they may suffer as a result of, or in connection with, any information or statement contained in this short form prospectus relating to OSH and its affiliates and associates that was approved by OSH for inclusion in this short form prospectus, including the information in ''Description of the Business of OSH'' and the audited and unaudited financial statements of OSH (Parent-Only) contained elsewhere in this prospectus, being a misrepresentation (within the meaning of that term under the *Securities Act* (Ontario)).

The Issuer may make a claim under the indemnities provided by the OSH, Subco and Holdco for any breach of the OSH, Subco and Holdco Entities representations and warranties if the claim is made within three years following the closing of the Acquisition, except in connection with representations and warranties relating to tax matters, which claim can be brought at any time prior to the expiration of all applicable periods allowed for objecting and appealing the determination of proceedings relating to any assessment or reassessment by any applicable taxing authority in respect of any taxation period ending prior to the closing date or in which the closing of the Acquisition occurs. In connection with representations and warranties relating to title matters, no time limitation exists restricting claims under the indemnity.

The Issuer may bring a claim against the Existing Members at any time in connection with a breach of the Existing Members' representations and warranties with respect to his, her or its clear title to the purchased membership interests of OSH.

No claim under the representations, warranties and indemnities may be made for any item unless the loss relating thereto is at least $100,000, and aggregate losses for which claims made to that date have exceeded $250,000 in the aggregate, in which case a claim may be made for all such losses.

Closing Conditions

The obligation of the Issuer, through its affiliates, to complete the Acquisition is subject to customary closing conditions including: (i) the representations and warranties made by OSH, Subco, Holdco and the Existing Members in the Acquisition Agreement being true and correct as at Closing and material compliance by the other parties with all of their obligations provided for in the Acquisition Agreement; (ii) the absence of any proceedings prohibiting the closing of the Acquisition; (iii) the entering into of Non-Competition Agreements with the physicians; (iv) receipt of all regulatory and other consents and approvals required to be obtained to permit the closing of the Acquisition; (v) other conditions which are customary in a transaction of this nature, (vi) no occurrence of a material adverse change in respect of OSH, nor any event, condition or state of facts which would have a material adverse effect on the business of OSH; and (vii) the successful completion of the Offering.

The closing of the Offering is also conditional upon the contemporaneous closing of the Acquisition.

Transactions

Concurrent with Closing, the Issuer and Medical Facilities USA will undertake the following transactions with respect to OSH (and its Existing Members) in the order and manner set forth below:

- The Issuer will use a substantial portion of the net proceeds of the Offering to subscribe for additional membership interests in Medical Facilities USA.
- Medical Facilities USA will use proceeds received from the Issuer to acquire a 51% membership interest in OSH by purchasing certain membership interests from the Existing Members and subscribing for additional membership interests directly from OSH. The aggregate cash consideration for such 51% membership interest will be Cdn$55.0 million ($44.0 million). The Existing Members will receive Cdn$52.8 million ($42.3 million) for their membership interests in OSH sold to Medical Facilities USA and Cdn$2.2 million ($1.7 million) will be paid directly to OSH for the subscription. The Existing Members will retain the remaining 49% membership interest in OSH.
- Immediately before Closing, OSH will draw down US$2.0 million on its Credit Facility and distribute that amount to its members.
- Each Existing Member will transfer his, her or its remaining interests in OSH to Holdco in consideration for the same ownership interests in Holdco as he, she or it owned in OSH prior to the Acquisition.
- Holdco will transfer its 49% membership interest in OSH to Subco in consideration for 100% of the membership interests of Subco and the delivery of the Subco Note.

EXCHANGE AGREEMENT

The Existing Members will, indirectly, be granted exchange rights pursuant to an agreement (the ''OSH Exchange Agreement'') to be entered into on Closing among the Issuer, Medical Facilities USA and Subco. After 180 days following Closing, and subject to the limitations described below, the OSH Exchange Agreement will grant Subco the right periodically to exchange all or any portion of its OSH Exchangeable Interests in OSH for IPSs, based on the

Exchange Ratio. The exchange ratio, which determines the number of IPSs into which the OSH Exchangeable Interests are exchangeable, essentially values the Exchangeable Interests based on distributions by OSH for the trailing twelve month period prior to the exchange relative to distributions by all MFC Partnerships during that period (adjusted to take into account the accretion on the acquisition of each MFC Partnership other than the Founding Centers). The OSH Exchange Agreement is substantially identical to the Founding Centers Exchange Agreement (except that the Subco's exchange ratio will differ from the Founding Centers), including as to timing and minimum and maximum exchanges, and protection from exclusionary offers. For a description of the Founding Centers' Exchange Agreement, please page 31 of the Issuer's AIF.

REGULATIONS APPLICABLE TO OSH AND THE FOUNDING PARTNERSHIPS

Licensing and Accreditation

Healthcare facilities, such as the Spine Hospital, are subject to numerous legal, regulatory, licensing, certification and accreditation requirements. These include, but are not limited to, requirements imposed by the Medicare program, state licensure, and payor credentialing requirements. Receipt and renewal of certain of these licenses, certifications and accreditations are based on inspections, surveys, audits, investigations or other reviews, some of which may require affirmative compliance actions by the Spine Hospital that could be burdensome. See ''Risk Factors — Licensing, Certification and Accreditation Requirements''. The Spine Hospital holds all licences and accreditations necessary for its operation and Management does not anticipate any issues regarding their renewal.

Stark Law

The U.S. physician self-referral law, commonly referred to as the Stark Law, prohibits a physician from making a referral for certain ''designated health services,'' for which payment may be made by the Medicare or Medicaid programs, to an entity with which the physician (or a member of the physician's immediate family) has a financial relationship, unless an exception applies. A financial relationship is defined to include ownership or investment in, or a compensation relationship with, an entity. Designated health services include, among other services, inpatient and outpatient hospital services. The Stark Law also prohibits an entity from billing the Medicare or Medicaid programs for any items or services provided pursuant to a prohibited referral. Sanctions under the Stark Law include recoupment of Medicare and Medicaid payments, fines, and exclusion from the Medicare and Medicaid programs.

Among the exceptions to the Stark Law are investments by physicians or their immediate family members (such physicians and their immediate family members will be referred to as ''physician investors'') in a hospital if the physician is authorized to perform services at that hospital. This is commonly called the ''whole hospital exception.'' Management believes that patient referrals to the Spine Hospital and the Founding Hospitals by physician investors in those hospitals are permitted under the whole hospital exception.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 amended the whole hospital exception to the Stark Law (the ''Amendment''). Specifically, the Amendment provides that, for an 18-month period ending June 8, 2005, the whole hospital exception is not available for investments in a ''specialty hospital.'' A ''specialty hospital'' includes one that is primarily or exclusively engaged in the care and treatment of patients with an orthopaedic condition or patients receiving a surgical procedure, unless such hospital is excluded from the definition under the ''grandfather'' provisions of the Amendment.

Under the ''grandfather'' provisions, the whole hospital exception continues to apply to a hospital that was in operation before November 18, 2003, provided the number of physician investors is never greater than the number of such investors on November 18, 2003, the categories of services provided at the hospital are not different from the categories of services provided there on November 18, 2003, and any increase in the number of beds occurs only on the main campus of the hospital and does not exceed the greater of 50% of the number of beds of the hospital on November 18, 2003, or five beds.

Management believes that the Spine Hospital and the Founding Hospitals meet the ''grandfathering'' requirements described above, that the hospital investment exception continues to apply to OSH and the Founding Partnerships, and that physician ownership of, and referrals to, the Spine Hospital and the Founding Hospitals do not violate the Stark Law. It is unclear under the Amendment whether the prohibition on an increase in the number of physician investors applies to indirect physician ownership. However, to assure compliance with the Stark Law in the event indirect ownership is counted for purposes of the ''grandfathering'' requirements, OSH and its Subco will not

offer ownership interests to physicians (or their immediate family members) to the extent that such a restriction is advisable or required under the Stark Law or other legislation. In addition, and to the same extent, Holdco will not increase the number of physician investors beyond the number of such investors on November 18, 2003. Similar restrictions apply to the ownership of the Founding Hospitals.

It is possible that physicians licensed to practice medicine in the United States (or their immediate family members) will become indirect investors in OSH or the Founding Partnerships if they become holders of IPSs or owners of interests in entities that hold IPSs. Under a Stark Law regulation published January 4, 2001 and amended March 26, 2004, a facility will not be precluded from accepting a referral from a physician who is an indirect owner of the facility, or from billing for services provided pursuant to that referral, if the entity receiving the referral does not have actual knowledge of, or act in reckless disregard or deliberate ignorance of, the indirect ownership interest of the referring physician (or immediate family member). The Issuer will not sell IPSs directly to physicians who are licensed in the United States (or to their immediate family members). If the Issuer becomes aware of any direct or indirect ownership by a physician licensed in the United States (or his or her immediate family members), the Issuer will promptly require the sale of the IPSs of such physician (or family member) or, in the case of indirect investments, of the owner of the IPSs, or in certain circumstances, will sell such IPSs on behalf of the owner. The regulation referred to above is not directly on point, because it addresses referrals from physicians who are indirect owners of an entity, rather than increases in the number of physician investors under the ''grandfathering'' rule due to unknown indirect physician investment. Nevertheless, Management believes that the redemption of IPSs of indirect physician investors will avoid a loss of the ''grandfathered'' status of OSH and the Founding Partnerships. There can be no assurance that the courts and regulatory authorities will agree, and a contrary determination could result in the prohibition of referrals of Medicare and Medicaid patients to the Spine Hospital and the Founding Hospitals by all direct and indirect physician investors, recoupment of Medicare and Medicaid payments made to OSH and the Founding Partnerships for services provided pursuant to prohibited referrals, the imposition on OSH and the Founding Partnerships of significant civil monetary penalties, and exclusion of OSH and the Founding Partnerships from participation in the Medicare and Medicaid programs. Any or all of these consequences would have a material adverse impact on OSH, the Founding Partnerships and the Issuer and the holders of IPSs, Common Shares and Subordinated Notes.

The ''grandfathering'' requirements also prevent each of the Spine Hospital and the Founding Hospitals from increasing the number of their beds by more than by the greater of: (i) five beds; and (ii) 50% of the number of beds at such hospital as of November 18, 2003. The Spine Hospital and the Founding Hospitals will comply with limits on the number of beds to the extent required or advisable under the Stark Law or other legislation.

The 18-month moratorium on physician investment in specialty hospitals expires on June 8, 2005. However, the Center for Medicare and Medicaid Services has indicated that it intends to direct state agencies not to certify any new specialty hospitals until January of 2006 to give the Center time to consider and implement changes to Medicare payment policies for specialty hospitals. In addition, a bill entitled the Hospital Fair Competition Act of 2005 was introduced in the U.S. Senate on May 11, 2005. That bill, if enacted into law, would eliminate the Stark Law exception for physician investment in speciality hospitals. Under the proposed bill, hospitals that met the ''grandfathering'' requirements described in the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 would continue to be ''grandfathered'' if they meet the following requirements: (i) the number of physician investors does not exceed the number of such investors as of November 18, 2003; (ii) the percent of investment in the hospital by physicians investors does not exceed the percent of such investment as of June 8, 2005; (iii) the percent of investment in the hospital by any physician investor does not exceed the percent of such investment by such investor as of June 8, 2005; (iv) the categories of services at the hospital are not different from the categories of services at the hospital on November 18, 2003; (v) the number of beds does not exceed the number of beds on June 8, 2005; (vi) the number of operating rooms does not exceed the number of such rooms as of June 8, 2005; and (vii) the hospital meets such other requirements as the Secretary of Health and Human Services may specify.

There can be no assurance that the Stark Law or other physician self-referral laws or regulations will not be amended, enacted or promulgated in the future to prohibit or limit physician ownership in OSH and the Founding Partnerships or to prohibit or limit referrals by the physician investors to the Spine Hospital and the Founding Hospitals. Such laws, regulations and amendments could have retroactive effective dates, and/or ''grandfathering'' requirements that relate back to dates prior to the date of enactment or promulgation. Such changes in the laws or regulations could have a material adverse effect on the operations of OSH and the Founding Partnerships. In addition, there can be no assurance that physician investment in OSH and the Founding Partnerships will not be challenged by

government enforcement agencies, or that such investments, if challenged, will be upheld by a court or administrative agency as not violating the Stark Law. See "Risk Factors".

Anti-Kickback Statute

The U.S. Social Security Act includes certain anti-fraud and abuse provisions, which are commonly known as the "Anti- Kickback Statute." These provisions make it a felony to knowingly and wilfully offer, pay, solicit or receive remuneration in order to induce a referral for an item or service for which payment may be made under the Medicare or Medicaid programs. In addition to criminal penalties, including fines up to $25,000 and five years imprisonment, a violation of the Anti-Kickback Statute can lead to fines and exclusion from the Medicare and Medicaid programs. The scope of prohibited conduct under the Anti-Kickback Statute is broad and includes economic arrangements involving hospitals, physicians and other healthcare providers. Courts interpreting the Anti-Kickback Statute have held that if any purpose of a payment (including indirect remuneration) is intended to induce referrals, the payment could violate the Anti-Kickback Statute, even if the payment also is intended as compensation for goods or services actually provided. Physician ownership in OSH and the Founding Partnerships, including financial distributions from OSH and the Founding Partnerships to the physician investors, are arrangements that fall within the overall scope of the statute.

Because of the uncertainty regarding the interpretation of the Anti-Kickback Statute and the possibility that it could make harmless (or even beneficial) conduct illegal, the Department of Health and Human Services has promulgated regulations that describe certain safe harbour arrangements that will not be deemed to constitute violations of the Anti-Kickback Statute. A financial arrangement that complies with all elements of a safe harbour will be not be considered a violation of the Anti-Kickback Statute. Failure to satisfy a safe harbour does not necessarily mean that an arrangement is illegal, but such an arrangement would be analyzed under the Anti-Kickback Statute to determine whether it represents an impermissible kickback for referrals.

The ownership structures of OSH and the Founding Partnerships are not currently covered by a safe harbour and Management anticipates that they will not satisfy all of the requirements of a safe harbour in the future. However, the ownership structures of OSH and the Founding Partnerships are consistent with the requirement that occurs in several other safe harbours requiring that distributions to investing physicians be based on their relative ownership interests and not on the volume or value of referrals. While Management believes that OSH and the Founding Partnerships would have substantial arguments in the event of a challenge alleging violations of the Anti-Kickback Statute, it cannot guarantee that such an action could not be successfully brought. The result of such an action would depend on the facts and circumstances surrounding OSH and the Founding Partnerships. If OSH or a Founding Partnership was challenged successfully under the Anti-Kickback Statute, its physician investors could be precluded from referring patients to the Spine Hospital or associated Founding Hospital, resulting in adverse consequences to the operations of that hospital. In addition, OSH and the Founding Partnership, and their physician investors, could be subject to sanctions, including loss of professional licenses, exclusion from participation in the Medicare and Medicaid programs, and substantial fines and/or imprisonment. Additionally, there can be no assurance that the Anti-Kickback Statute or regulations under it will not be amended, or that other anti-kickback laws or regulations will not be enacted or promulgated in the future, resulting in a material adverse effect on OSH and the Founding Partnerships. See "Risk Factors".

Patient Records and Confidentiality

The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") includes provisions designed to streamline the electronic transmission of health claims and protect the privacy and security of patient health information. Regulations promulgated under HIPAA require healthcare providers that submit electronic transactions to do so in a nationally standardized format. Ongoing compliance costs related to these regulations could require OSH and the Founding Partnerships to make a substantial financial outlays.

Other HIPAA regulations require health care providers to protect the confidentiality and ensure the security of patient health information. Penalties for violation of the regulations range from civil fines to (in extreme circumstances where the act is committed with intent to sell, transfer or use patient health information for commercial advantage, personal gain or malicious harm) up to ten years imprisonment. These regulations contain many administrative requirements and full compliance could be costly and have a material negative impact on OSH and the Founding Partnerships.

USE OF PROCEEDS

The net proceeds of the Offering will be used to fund the Acquisition, transaction expenses related to the Acquisition and the Offering estimated at $2.5 million and additional hedging collateral of $1.3 million required to hedge future distributions on the IPSs issued in connection with the Offering. The balance of the net proceeds equal to approximately $6.8 million will be retained by the Issuer for general corporate purposes, including the provision of additional resources to pursue future acquisitions (estimated at approximately $5.2 million) and short term cash requirements to fund timing differences with respect to U.S. withholding taxes on future cash flows distributed from OSH to Medical Facilities USA (estimated at approximately $1.6 million). **See "The Acquisition" and "Plan of Distribution".**

EARNINGS COVERAGE RATIOS

The Issuer's interest requirements, after giving effect to the issue of the Subordinated Notes as a component of the IPSs, amounted to $16.7 million for the 12 months ended December 31, 2004. The *pro forma* earnings before interest and income tax for the 12 months ended December 31, 2004 was $8.4 million which is 0.5 times the interest requirements for this period.

The Issuer's interest requirements, after giving effect to the issue of the Subordinated Notes as a component of the IPSs, amounted to $16.4 million for the 12 months ended March 31, 2005. The *pro forma* earnings before interest and income tax for the 12 months ended March 31, 2005 was $9.0 million which is 0.55 times the interest requirements for this period.

Increases of $8.3 million and $7.4 million in the Issuer's pro forma net income before interest expense and income taxes for the 12 months ended December 31, 2004 and March 31, 2005 respectively, would be required in order for the Issuer's pro forma earnings coverage ratios to be 1.0.

Net income for purposes of calculating the Issuer's pro forma earnings coverage for the 12 months ended December 31, 2004 and March 31, 2005 reflects unrealized foreign exchange losses resulting from translation of its Canadian dollar denominated Subordinated Notes of $9.9 million and $10.4 million, respectively. Given the long-term maturity of the Subordinated Notes that trade in combination with the Issuer's common shares, the Issuer believes that the pro forma earnings coverage ratio, calculated after adjusting net income for the unrealized translation losses, should be presented as supplemental information. The adjusted ratios for the 12 months ended December 31, 2004 and March 31, 2005 are 1.2 and 1.5, respectively.

CONSOLIDATED CAPITALIZATION OF THE ISSUER

The following table sets out the consolidated capitalization of the Issuer as at March 31, 2005, both before and after giving effect to this Offering and the transactions contemplated by the Acquisition Agreement.

Designation	Authorized	At March 31, 2005 before giving effect to this Offering and the Acquisition	At March 31, 2005 after giving effect to this Offering and the Acquisition
Long-Term Debt	Unlimited	$23.9 million	$25.9 million
Subordinated Notes	Unlimited	$108.2 million	$133.8 million
Shareholders' Equity:			
Share Capital	Unlimited	$61.2 million (22,173,213 shares)	$91.9 million (27,593,212 shares)
Deficit		($15.8) million	($15.8) million

Notes:

(1) The Issuer was initially incorporated on January 12, 2004 with Cdn$10.

(2) Sufficient IPSs will be reserved for issuance to satisfy the Issuer's obligations to issue IPSs on the exchange by a Founding Subcorp of Founders' Exchangeable Interests in its related Founding Partnership or by Subco of OSH Exchangeable Interests in OSH.

OWNERSHIP STRUCTURE FOLLOWING THE ACQUISITION

The following chart illustrates the ownership structure of the Issuer, the three Founding Partnerships and OSH upon completion of the Offering and the transactions contemplated by the Acquisition Agreement. See "The Acquisition Agreement". Each of the Issuer's four separate 51% interests in the Founding Partnerships and OSH are, or will be, held through Medical Facilities USA. The remaining 49% interest is held by the Founding Partners in each Founding Partnership and by the Existing Members in OSH through limited liability companies they control.



Public Investors
100% Common Shares
100% Subordinated Notes
Existing Members
Founding Partners
Founding Partners
Founding Partners
100% Membership Interests
100% Membership Interests
100% Membership Interests
100% Membership Interests
OSH Holdco
Black Hills Holdco
Issuer
Dakota Plains Holdco
Sioux Falls Holdco
Subco Notes
100% Membership Interests
Founding Subcorp Notes
100% Membership Interests
Founding Subcorp Notes
100% Membership Interests
Founding Subcorp Notes
100% Membership Interests
OSH Subco
Black Hills Subco
100% Membership Interests
Dakota Plains Subco
Sioux Falls Subco
49%
49%
Black Hills
51%
Medical Facilities USA
51%
Dakota Plains
49%
49%
Black Hills Surgical Center
Dakota Plains Surgical Center
51%
51%
OSH
Sioux Falls
Spine Hospital
Sioux Falls Surgical Center

DESCRIPTION OF IPSs

General

The issuer is offering 5,420,000 IPSs in this Offering. Each IPS represents:

- one Common Share; and
- Cdn$5.90 aggregate principal amount of 12.5% Subordinated Notes.

The ratio of Common Shares to principal amount of Subordinated Notes represented by an IPS is subject to change in the event of a stock split, recombination or reclassification, or upon a partial redemption or repurchase of the Subordinated Notes.

Voluntary Separation and Recombination

Holders of IPSs may separate their IPSs into the Common Shares and Subordinated Notes represented thereby, at any time, through their broker or other financial institution. Similarly, any holder of Common Shares and Subordinated Notes may recombine the applicable number of Common Shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time. See "Book-Entry Settlement and Clearance" below for more information on the method by which delivery and surrender of IPSs and delivery of Common Shares and Subordinated Notes will be effected.

Automatic Separation

Upon the occurrence of any of the following, the IPSs will be automatically separated into the Common Shares and Subordinated Notes represented thereby:

- with respect to any holder of IPSs, acceptance by such holder of the Issuer's offer to repurchase the Subordinated Notes represented by that holder's IPSs in connection with a change of control of the Issuer;
- exercise by the Issuer of its right to redeem all or a portion of the Subordinated Notes, which may be represented by IPSs at the time of such redemption;
- the date on which the principal amount outstanding on the Subordinated Notes becomes due and payable, whether at the stated maturity date or upon acceleration thereof; or
- if CDS is unwilling or unable to continue as securities depository with respect to the IPSs and the Issuer is unable to find a successor depository.

Book-Entry Settlement and Clearance

CDS acts as securities depository for the IPSs, the Subordinated Notes and Common Shares represented by the IPSs, which are referred to collectively as the "Securities." The IPSs and the Subordinated Notes and the Common Shares represented by the IPSs are represented by one or more global notes and global stock certificates. The global notes and global stock certificates are issued in fully-registered in book-entry only form in the name of CDS or its nominee, CDS & Co. If an investor intends to purchase IPSs in the manner provided by this prospectus an investor must do so through direct and indirect CDS participants. The participant through which a purchase is made receives a credit for the applicable number of Securities on CDS's records. The ownership interest of each actual purchaser of the applicable security, referred to as a "beneficial owner," is to be recorded on the participant's records. Beneficial owners do not receive written confirmation from CDS of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the CDS participant through which the beneficial owner entered into the transaction.

All interests in the Securities are subject to the operations and procedures of CDS. For a description of such operation and procedures, please refer to the heading "Book-Entry Settlement and Clearance" on page 20 of the Issuer's AIF.

Ownership Restrictions

There are ownership restrictions on the IPSs due to U.S. healthcare regulations. See "Regulations Applicable to OSH and the Founding Partnerships". See "Regulations Applicable to OSH and the Founding Partnerships — Stark Law"

DESCRIPTION OF SUBORDINATED NOTES

The following is a description of the terms of the Indenture under which the Issuer's Subordinated Notes are issued, a copy of the form of which has been filed with the Canadian securities regulatory authorities. Capitalized terms used in this ''Description of Subordinated Notes'' section and not otherwise defined have the meanings set forth in the Indenture and in the section ''Certain Definitions'', as applicable.

General

The Subordinated Notes are issued under an indenture, dated March 29, 2004, as amended pursuant to a first supplemental indenture to be entered into on the Closing Date (the ''Indenture''), between the Issuer and Computershare Trust Company of Canada, as trustee (the ''Trustee'').

The following summary of certain provisions of the Indenture is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture.

The Indenture provides for the issuance of an unlimited aggregate principal amount of additional Subordinated Notes having substantially identical terms and conditions to the Subordinated Notes offered hereby (the ''Additional Subordinated Notes''), subject to compliance with the covenants contained in the Indenture. Any Additional Subordinated Notes will be part of the same issue as the Subordinated Notes offered hereby and will vote on all matters with the Subordinated Notes offered hereby.

The Subordinated Notes are registered in book-entry only form. See ''Description of IPSs — Book-Entry Settlement and Clearance''. The Subordinated Notes are not be listed or traded on any exchange or market and therefore, the Holders may not be able to resell Subordinated Notes.

The Subordinated Notes are secured senior subordinated obligations of the Issuer. The Subordinated Notes will be guaranteed by Medical Facilities USA and will have the benefit of certain limited cash flow guarantees, on a several basis, from OSH and each Founding Partnership. See ''Security and Guarantees'' below.

Maturity

The Subordinated Notes mature on March 29, 2014. The initial term may be extended by the Issuer for two additional successive five-year terms, if the following conditions are satisfied:

(i) the ratio of Consolidated Net Debt to Consolidated EBITDA for the 12-month period ending on the last day of the fiscal quarter ending at least 45 days prior to the end of the then current term, is less than 4.0 to 1.0 for the Issuer;

(ii) the Debt Service Coverage Ratio for the 12-month period ending on the last day of the fiscal quarter ending at least 45 days prior to the end of the then current term exceeds 1.75 to 1.0 for the Issuer;

(iii) no Event of Default has occurred and is continuing with respect to the Subordinated Notes;

(iv) no event of default has occurred and is continuing with respect to any other material (on a consolidated basis) Indebtedness of the Issuer or its Subsidiaries; and

(v) Holders of not less than 50% of the principal amount of the Subordinated Notes then outstanding or 50% of the principal amount of the Subordinated Notes represented at a meeting of Holders consent to the extension.

Interest

The Subordinated Notes bear interest at a rate per annum of 12.5% payable monthly in arrears, less any tax required to be withheld, on the 15th day of each month (or the next Business Day, if such day is not a Business Day) to holders of record at the close of business on the last Business Day of the preceding month. The first distribution payment for the IPSs offered hereunder, will be July 15, 2005.

Additional Amounts for U.S. Withholding Tax

All amounts paid or credited by the Issuer under or with respect to the Subordinated Notes or by any guarantor (other than OSH or a Founding Partnership) under or in respect of its guarantee are made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other government charge (including penalties, interest and any other liabilities or expenses related thereto) imposed or levied

by or on behalf of the government of the United States or any government of any political subdivision, state or territory of the United States or any authority or agency therein or thereof having power to tax (hereinafter, ''Taxes''), unless the Issuer or such guarantor is required to withhold or deduct any amount for or on account of Taxes by law or by interpretation or administration of law. If the Issuer or any guarantor (other than OSH or a Founding Partnership) is required to withhold or deduct any amount for or on account of Taxes from any amounts paid or credited under or with respect to the Subordinated Notes or the guarantees of the Subordinated Notes, the Issuer or such guarantor will pay such additional amounts (''Additional Amounts'') as may be necessary so that the net amount received by each owner of Subordinated Notes (an ''owner'' for purposes of this ''Additional Amounts for U.S. Withholding Tax'' section), including Additional Amounts, after such withholding or deduction (including any withholding or deduction in respect of Additional Amounts) will not be less than the amount the owner would have received if such Taxes had not been withheld or deducted; provided that Additional Amounts will only be payable with respect to a payment made to a person if:

(a) the person is a Non-U.S. Holder that is not a Disqualified Recipient, and

(b) either: (i) the Non-U.S. Holder certifies to the Issuer or its agent on IRS Form W-8BEN (or a suitable substitute or successor form) under penalties of perjury that such Non-U.S. Holder is not a ''United States person'' (as defined in the Code) and provides its name and address; or (ii) a ''qualified intermediary'' (as defined in applicable Treasury Regulations) receives documentation upon which it can rely to treat the Non-U.S. Holder as not a United States person and provides the Issuer with an IRS Form W-8IMY (or a suitable substitute or successor form).

(c) the payment is not effectively connected with such person's conduct of a trade or business within the U.S.

Any guarantors (including OSH and the Founding Partnerships) will also:

(a) make such withholding or deduction; and

(b) remit the full amount deducted or withheld to the relevant authority;

in accordance with and in the time required under applicable law.

The Issuer and any guarantors will furnish to the holders of the Subordinated Notes that are outstanding on the date of the withholding or deduction, within 30 days after the date of the payment of any taxes due under applicable law, certified copies of tax receipts evidencing such payment by the Issuer or such guarantor.

At least 30 days prior to each date on which any payment under or with respect to the Subordinated Notes is due and payable, on which the Issuer or any guarantor will be obligated to pay Additional Amounts with respect to such payment, the Issuer or such guarantor will deliver to the trustee an officers' certificate stating the fact that such Additional Amounts will be payable and specifying the amounts so payable and will set forth such other information necessary to enable the trustee to pay such Additional Amounts to holders of notes or owners on the payment date. Whenever in the indenture or in this prospectus there is mentioned, in any context, principal, premium, if any, interest or any other amount payable under or with respect to any Subordinated Note, such mention will be considered to include the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Issuer or a guarantor (other than a Founding Partnership) will pay any present or future stamp, court, documentary or other similar taxes, charges or levies that arise in any taxing jurisdiction from the execution, delivery or registration of, or enforcement of rights under, the Subordinated Notes, the Indenture or any related document (''Documentary Taxes'').

The obligation to pay Additional Amounts (and any reimbursement) and Documentary Taxes under the terms and conditions described above will survive any termination, defeasance or discharge of the Indenture.

Canadian Withholding Tax

The Issuer will be entitled to deduct and withhold any applicable withholding taxes pursuant to the Tax Act from any payment to be made on the Subordinated Notes and the amount of any such deduction or withholding will be considered an amount paid in satisfaction of the Issuer's obligation under such Subordinated Notes and there is no obligation on the Issuer to gross-up amounts paid to a Holder in respect of such deductions or withholding.

Ownership Restrictions

There are ownership restrictions on the Subordinated Notes due to U.S. healthcare regulations. See ''Regulations Applicable to OSH and the Founding Partnerships — Stark Law''.

Optional Redemption

On or after March 29, 2009, the Issuer may redeem the Subordinated Notes, at its option, at any time in whole and from time to time in part, upon not less than 30 nor more than 60 days notice to Holders, for cash, at a redemption price equal to: (i) 105% of the principal amount of Subordinated Notes being redeemed where the redemption occurs on or after March 29, 2009 but before March 29, 2010; (ii) 104% of such amount where the redemption occurs on or after the March 29, 2010 but before March 29, 2011; (iii) 103% of such amount where the redemption occurs on or after March 29, 2011 but before March 29, 2012; (iv) 102% of such amount where the redemption occurs on or after March 29, 2012 but before March 29, 2013; (v) 101% of such amount where the redemption occurs on or after March 29, 2013 but before March 29, 2014; and (vi) 100% of such amount on maturity. Any exercise by the Issuer of its option to redeem the Subordinated Notes in whole or in part, will result in an automatic separation of the IPSs. If the Issuer extends the term of the Subordinated Notes, the redemption price for redemptions during each such extended term will be calculated based on a similar declining premium to principal amount basis as noted previously.

In the case of any partial redemption, selection of the Subordinated Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee deems fair and appropriate (and in such manner as complies with the applicable legal and regulatory requirements). If any Subordinated Note is to be redeemed in part only, the notice of redemption relating to such Subordinated Note will state the portion of the principal amount thereof to be redeemed. A new Subordinated Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Subordinated Note. On and after the redemption date, interest will cease to accrue on Subordinated Notes or portions thereof called for redemption, so long as the Issuer has deposited with the depositary funds sufficient to pay the principal of, plus accrued and unpaid interest on, the Subordinated Notes to be redeemed.

Ranking

The Subordinated Notes will be secured senior subordinated indebtedness of the Issuer and will be subordinated in right of payment, as set forth in the Indenture, to all existing and future secured senior indebtedness of the Issuer, but will rank senior to any unsecured Indebtedness of the Issuer. Because the Issuer is a holding company and has no business operations, the Subordinated Notes will be structurally subordinate to the obligations of the Issuer's Subsidiaries other than Medical Facilities USA (which has granted a secured guarantee of the Subordinated Notes), but including OSH and the Founding Partnerships. Notwithstanding the above, the Holders will have certain rights and remedies under the Subordinated Note Guarantees, as described below, which in prescribed circumstances will effectively result in the Holders entitlement to interest payments on the Subordinated Notes ranking *pari passu* with all unsecured indebtedness of OSH and the Founding Partnerships.

As of March 31, 2005, after giving *pro forma* effect to the Offering and the transactions contemplated by the Acquisition Agreement, OSH and the Founding Partnerships would have had approximately $25.9 million of aggregate Indebtedness outstanding under the Founding Partnerships' Credit Facilities and the OSH Credit Facility. This Indebtedness would rank senior to the Subordinated Note Guarantees. Although the Indenture will contain limitations on the amount of additional Indebtedness which the Issuer and its subsidiaries may incur, and the Subordinated Note Guarantees, the operating agreement of OSH and the partnership agreement of each Founding Partnership will contain limitations on incurrence of indebtedness, the amount of such indebtedness could be substantial. See ''Certain Covenants — Limitations on Incurrence of Indebtedness'' below.

Security and Guarantees

General. The Subordinated Notes are secured by a pledge of the Issuer's membership interests in Medical Facilities USA and by an unconditional guarantee by Medical Facilities USA, which guarantee will, on Closing, be secured by a pledge of Medical Facilities USA's membership interest in OSH and is secured by a pledge of partnership interest in each Founding Partnership. Each Founding Partnership, and its related Subcorp and Holdcorp, have provided and OSH and Subco and Holdco will, on Closing, provide a covenant to cooperate in respect of a sale or merger on the realization of the pledge of the partnership interests or the membership interests, as the case may be (the ''Realization Support Covenant'').

Subordinated Note Guarantees. The Issuer's interest payment obligations on the Subordinated Notes will be supported by a separate limited cash flow guarantee from each Founding Partnership, and on Closing from OSH (in each case, limited to the approximate portion of the Subordinated Notes issued to fund the purchase price for the relevant MFC Partnership).

The maximum claim under the Subordinated Note Guarantee in any such circumstances will be equal to the lesser of: (i) any shortfall in the applicable amount and (ii) the actual amount of any arrears in the interest payments on the Subordinated Notes. The Subordinated Note Guarantees are not guarantees of the repayment of principal of the Subordinated Notes.

Each Subordinated Note Guarantee and the Subco Guarantee and each of the Founding Subcorp Guarantees will be subordinate in right of payment to OSH's and each Founding Partnership's Credit Facility (as defined below) and other senior debt and will rank *pari passu* in right of payment with all other existing and future unsecured indebtedness and trade creditors of OSH and each Founding Partnership. The Subordinated Note Guarantee and Subco Guarantee will rank *pari passu* with each other.

The pursuit of any rights or remedies under a Subordinated Note Guarantee must be authorized by holders of at least 50% of the principal amount of the Subordinated Notes, provided that, subject to certain limited exceptions, if the remedy sought involves the liquidation of all or part of OSH or a Founding Partnership then a special majority of the holders of the combined principal amount of Subordinated Notes and Subco Note issued or Founding Subcorp Notes, as the case may be, in respect of OSH or such Founding Partnership (as applicable), is required except if the Realization Support Covenant has been breached by Holdco or Subco or a Founding Holdcorp or Founding Subcorp, in which event such a liquidation remedy may be pursued upon the authorization by only the holders of at least 67% of the principal amount of the Subordinated Notes.

Each of OSH and the Founding Partnerships will agree, or have agreed, to pay, in addition to the amount of the Subordinated Note Guarantee, any and all expenses (including, without limitation, reasonable counsel fees and expenses) incurred by the Trustee acting on behalf of the Holders in enforcing any rights under the Subordinated Note Guarantees.

Each Subordinated Note Guarantee is a continuing guarantee and will: (i) remain in full force and effect until payment in full of all the Subordinated Notes; (ii) be binding upon OSH and each respective Founding Partnership and its successors; and (iii) inure to the benefit of the holders of Subordinated Notes and be enforceable by the Trustee.

Subordination of the Subordinated Note Guarantees. The right of the Trustee of Subordinated Notes to make and enforce claims under the Subordinated Note Guarantees will be subordinated to the rights of the lenders providing the Credit Facilities and other secured creditors of OSH and the Founding Partnerships (See "Credit Facilities"). By reason of such subordination, in the event of insolvency, certain creditors of OSH and the Founding Partnerships will be able to enforce claims prior to claims made under the Subordinated Note Guarantees by the Holders.

Covenants in Subordinated Note Guarantees. OSH and each Founding Partnership will covenant pursuant to its Subordinated Note Guarantee not to incur indebtedness which would result in a breach of the debt incurrence covenants in the Indenture. See "Certain Covenants — Limitations on Incurrence of Indebtedness" below.

Subco Notes, Subco Guarantees and Intercreditor Agreement

As part of the transactions contemplated by the Acquisition Agreement and consistent with the manner in which the 49% retained interest in each Founding Partnership is held, Holdco will transfer 100% of its membership interests in OSH to Subco in consideration for 100% of the membership interests in Subco and the delivery of a subordinated note of Subco (the "Subco Note"). The Subco Note will be substantially similar to the Subordinated Notes as well as the Founding Subcorp Notes (with rate, term and default provisions, as applicable, being identical) with initial principal and interest payments equal (on a per dollar of principal amount basis) to 96.08% (subject to adjustment or exchange of OSH Exchangeable Interests) of the initial aggregate principal and interest payments of the Subordinated Notes forming part of the IPSs offered hereunder.

Subco's interest payment obligations on the Subco Note will be supported by a separate limited cash flow guarantee from OSH, (the "Subco Guarantee"), which guarantee will be substantially similar to the Founding Subcorp Guarantee.

The maximum claim under the Subco Note Guarantee or the Founding Subcorp Note Guarantee in any such circumstances will be equal to the lesser of (i) any shortfall in the applicable amount; and (ii) the actual amount of any

arrears in the interest payments on the Subco Note or the Founding Subcorp Notes. Neither the Subco Guarantee nor the Founding Subcorp Guarantees are guarantees of the repayment of principal of the Subco Note or the Founding Subcorp Notes, respectively.

The Subco Guarantee and the Founding Subcorp Guarantees will rank *pari passu* with the Subordinated Note Guarantees and accordingly, no payment will be made pursuant to a Subordinated Note Guarantee unless contemporaneously therewith, OSH and the Founding Partnership also makes a proportionate payment to Holdco or the Founding Partnership's Holdcorp, as applicable, pursuant to the Subco Guarantee or the Founding Subcorp Guarantees, as applicable. Conversely, no payment will be made pursuant to the Subco Guarantee or the Founding Subcorp Guarantees unless contemporaneously therewith, OSH or the Founding Partnership also makes a proportionate payment in favour of Holders pursuant to its Subordinated Note Guarantee. Additionally, any claims (and any enforcement of claims) under either the Subordinated Note Guarantees, the Subco Guarantee or the Founding Subcorp Guarantees will be subject to the Intercreditor Agreement, pursuant to which the holder of the Subco Note and the holders of the Subordinated Notes will participate proportionately in any recovery under the Subordinated Note Guarantees or the Subco Guarantees.

OSH and the Founding Partnerships will agree, or have agreed, to pay, in addition to the amount of the Subco Guarantee and the Founding Subcorp Guarantees, as the case may be, any and all expenses (including, without limitation, reasonable counsel fees and expenses) incurred by a Holdco or a Founding Holdcorp in enforcing any rights under the Subco Guarantee or the Founding Subcorp Guarantees.

Additional Issuances of IPSs and Subordinated Notes

Subject to certain covenants on the Incurrence of Indebtedness, the Indenture provides for the additional issuances of Subordinated Notes. The terms of any additional Subordinated Notes will be identical in all respects to the Subordinated Notes distributed under this prospectus. The Issuer may issue additional Subordinated Notes at a discount or premium to the principal amount of Subordinated Notes under this prospectus.

The amount of the guarantee under the Subordinated Note Guarantees, Subco Guarantee and Founding Subcorp Guarantees will not be increased by the issuances of additional IPSs or Subordinated Notes other than as a result of an exchange of OSH Exchangeable Interests or Founders' Exchangeable Securities in respect of OSH or a Founding Partnership, respectively, in which case the amount of the Subco Guarantee or related Founding Subcorp Guarantee will be reduced proportionately and the Subordinated Note Guarantee will be increased proportionately to reflect the proportionate increase in Medical Facilities USA's interest in OSH or such Founding Partnership.

Acceleration Forbearance Periods

The principal amount of the Subordinated Notes is not due and payable during any Acceleration Forbearance Period. "Acceleration Forbearance Period" means, so long as the Issuer has Senior Indebtedness outstanding which requires subordinated debt of the Issuer to have a forbearance provision, the period beginning on the date when the Trustee or the holders of at least 25% in principal amount of the outstanding Subordinated Notes provide the Issuer with a notice of acceleration and expiring on the earliest of: (a) 119 days after the commencement of such period, provided, however, that in the event that there has been any prior Acceleration Forbearance Period in the immediately preceding 12 month period, the duration of the Acceleration Forbearance Period will be automatically reduced by the cumulative duration of all prior Acceleration Forbearance Periods that occurred during the preceding 12 month period; (b) the date the holders of Senior Indebtedness accelerate the Senior Indebtedness or any enforcement or collection action shall have been commenced with respect thereto; (c) the existence of an Event of Default described in clause (vii) under "Defaults under the Indenture"; and (d) the maturity of the Subordinated Notes.

The Indenture contains identical forbearance provisions relating to each Guarantor's Obligations under its Guarantee.

Change of Control

Upon the occurrence of any of the following events (each, a "Change of Control"), the Issuer will have the obligation to make an offer to repurchase all or any part of a Holder's Subordinated Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date): (i) the sale, lease or transfer, in one or a series of related transactions, of assets of the Issuer's or

Medical Facilities USA's assets generating more than 66⅔% of Consolidated EBITDA of the Issuer to any person or group, (ii) the adoption of a plan relating to the liquidation or dissolution of the Issuer or Medical Facilities USA, (iii) the acquisition by any person or group of a direct or indirect interest in more than 50% of the ownership of the Common Shares of the Issuer, or the voting power of the Voting Stock of the Issuer, by way of purchase, merger or consolidation or otherwise (other than the creation of a holding company that does not involve a change in the beneficial ownership of the Issuer as a result of such transaction), or (iv) the merger or consolidation of the Issuer with or into another person or the merger of another person into the Issuer with the effect that immediately after such transaction the shareholders of the Issuer immediately prior to such transaction hold, directly or indirectly, less than 50% of the total voting power of all securities generally entitled to vote in the election of directors, managers, or trustees of the person surviving such merger or consolidation, in each case other than creation of a holding company that does not involve a change in the beneficial ownership of the Issuer as a result of such transaction.

Future Senior Indebtedness of the Issuer may contain prohibitions on certain events which would constitute a Change of Control or require the Issuer to repurchase or, to make an offer to repurchase such Senior Indebtedness upon a Change of Control. The Senior Indebtedness may prohibit any purchase by the Issuer of the Subordinated Notes. Moreover, the exercise by the Holders of their right to require the Issuer to repurchase the Subordinated Notes could cause a default under other Senior Lender Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Issuer. Finally, the Issuer's ability to pay cash to the Holders upon a repurchase may be limited by the Issuer's then existing financial resources and the terms of any Senior Lender Indebtedness then in effect. There can be no assurance that sufficient funds will be available when necessary to make any repurchases.

In the event that at the time of such Change of Control the terms of any other Senior Lender Indebtedness restrict or prohibit the repurchase of Subordinated Notes pursuant to this covenant, then prior to the mailing of the notice to Holders provided for in the immediately following paragraph but in any event within 30 days following any Change of Control, the Issuer shall (i) repay in full all Senior Lender Indebtedness or offer to repay in full all Senior Lender Indebtedness and repay the Senior Lender indebtedness of each lender who has accepted such offer or (ii) obtain the requisite consent under the agreements governing the Senior Lender Indebtedness to permit the Issuer to make an offer to repurchase the Subordinated Notes as provided for in the immediately following paragraph.

Within 30 days following any Change of Control, unless the Issuer has exercised its right to redeem the Subordinated Notes as described above under "— Optional Redemption", the Issuer will mail a notice (a "Change of Control Offer") to each Holder with a copy to the Trustee stating: (1) that a Change of Control has occurred, together with an offer to purchase such Holder's Subordinated Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on a record date to receive interest on the relevant interest payment date); (2) the circumstances and relevant facts and financial information regarding such Change of Control; (3) the repurchase date (which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and (4) the instructions determined by the Issuer, consistent with this covenant, that a Holder must follow in order to have its Subordinated Notes purchased. A holder of IPSs will not be able to have its Subordinated Notes purchased unless the Holder separates the IPS and receives delivery of the underlying Common Shares and Subordinated Notes.

The Issuer will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Subordinated Notes validly tendered and not withdrawn under such Change of Control Offer.

Recombination of Notes and Common Stock into IPSs.

The Indenture provides that as long as any Subordinated Notes are outstanding, any Holder of Subordinated Notes and Common Shares may, at any time and from time to time, recombine these securities to form IPSs.

Certain Covenants

The Indenture contains covenants including, among others, the covenants listed below. The Founding Partnerships have given, and OSH will give, covenants substantively similar to those discussed below under "— Limitations on Incurrence of Indebtedness" in their respective Subordinated Note Guarantees. The other covenants listed below (those under headings other than "Limitations on Incurrence of Indebtedness") are not provided directly by the Founding

Partnerships and will not be provided directly by OSH. Medical Facilities USA's ability to require compliance with such covenants will be limited to circumstances where Medical Facilities USA has contractual approval rights.

Limitations on Incurrence of Indebtedness. The Indenture provides that:

1. The Issuer will not, and will not permit (to the extent that its indirect approval rights would be triggered) any of its Subsidiaries to, directly or indirectly, Incur any Indebtedness or issue any shares of Disqualified Stock or Preferred Stock; provided, however, that the Issuer or any Subsidiary may Incur Indebtedness or issue shares of Disqualified Stock or Preferred Stock if:

   (A) the Consolidated Net Debt to Consolidated EBITDA ratio for the most recently ended four full fiscal quarters of the Issuer for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been less than: 5.25 to 1.0 if the Incurrence or issuance occurs prior to March 29, 2006; 5.0 to 1.0 if the Incurrence or issuance occurs on or after March 29, 2006 and prior to the March 29, 2009; and 4.5 to 1.0 if the Incurrence or issuance occurs on or after March 29, 2009; and

   (B) if Incurred or issued after March 29, 2007, the Debt Service Coverage Ratio for the most recently ended four full fiscal quarters of the Issuer for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued exceeds 1.5 to 1.0;

   each determined on a *pro forma* basis (including a *pro forma* application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

2. The Issuer will not permit (to the extent that its indirect approval rights would be triggered) OSH or any Founding Partnership to, directly or indirectly, Incur any Indebtedness or issue any shares of Disqualified Stock or Preferred Stock provided, however, that OSH and/or a Founding Partnership may Incur Indebtedness or issue shares of Disqualified Stock or Preferred Stock if the Net Debt to EBITDA ratio of OSH or such Founding Partnership for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been less than 2.0 to 1.0, each determined on a *pro forma* basis (including a *pro forma* application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations will not apply to:

(a) the Incurrence by the Issuer and its Subsidiaries of Indebtedness pursuant to the Founding Partnerships' Credit Facilities;

(b) Indebtedness to be issued in the form of additional Subordinated Notes upon the exchange of any Exchangeable Interests;

(c) Indebtedness arising from agreements of the Issuer or a Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the acquisition or disposition of any business, assets or a Subsidiary of the Issuer in accordance with the terms of the Indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(d) Indebtedness of the Issuer to a Subsidiary of the Issuer; provided that any such Indebtedness is subordinated in right of payment to the Subordinated Notes; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Subsidiary ceasing to be a Subsidiary of the Issuer or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Subsidiary) will be deemed, in each case, to be an Incurrence of such Indebtedness;

(e) Indebtedness of a Subsidiary to the Issuer or another Subsidiary of the Issuer; provided that (i) any such Indebtedness is made pursuant to an intercompany note and (ii) if a Guarantor Incurs such Indebtedness to a Subsidiary that is not a Guarantor such Indebtedness is subordinated in right of payment to the Guarantee of such Guarantor; provided further that any subsequent issuance or transfer of any Capital Stock or any other

event which results in any Subsidiary lending such Indebtedness ceasing to be a Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Subsidiary of the Issuer) will be deemed, in each case, to be an Incurrence of such Indebtedness;

(f) Hedging Obligations that are incurred in the ordinary course of business (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding, or (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges;

(g) any guarantee by the Issuer or a Subsidiary of other obligations of the Issuer or any of its Subsidiaries so long as the Indebtedness by the Issuer or such Subsidiary is permitted under the terms of the Indenture; provided that if such Indebtedness is by its express terms subordinated in right of payment to the Subordinated Notes or the Guarantee of such Subsidiary, as applicable, any such guarantee of such Subsidiary with respect to such Indebtedness will be subordinated in right of payment to such Subsidiary's Guarantee with respect to the Subordinated Notes substantially to the same extent as such Indebtedness is subordinated to the Subordinated Notes or the Guarantee of such Subsidiary, as applicable;

(h) the Incurrence by the Issuer or any of its Subsidiaries of Indebtedness which serves to refund or refinance any Indebtedness Incurred as permitted under paragraphs 1 and 2 of this covenant and clauses (a) through (b) above, or any Indebtedness issued to so refund or refinance such Indebtedness (subject to the following proviso, "Refinancing Indebtedness") prior to its respective maturity, provided, however, that such Refinancing Indebtedness:

    (i) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness being refunded or refinanced;

    (ii) has a Stated Maturity which is no earlier than the Stated Maturity of the Indebtedness being refunded or refinanced;

    (iii) to the extent such Refinancing Indebtedness refinances Indebtedness *pari passu* with the Subordinated Notes or the Obligations of the Subsidiaries that are Guarantors of such Subordinated Notes, as applicable, is *pari passu* with or subordinated to the Subordinated Notes or the obligations of such Subsidiaries under such guarantee, as applicable; and

    (iv) is Incurred in an aggregate amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus premium and fees Incurred in connection with such refinancing; and

(i) Indebtedness of Persons that are acquired by the Issuer or any of its Subsidiaries or merged into a Subsidiary in accordance with the terms of the Indenture; provided, however, that such Indebtedness is not Incurred in contemplation of such acquisition or to provide all or a portion of the funds or credit support required to consummate such acquisition or merger; provided further, however, that after giving effect to such acquisition and the Incurrence of such Indebtedness either (i) the Issuer would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Net Debt to Consolidated EBITDA test set forth in the first sentence of this covenant or (ii) the Debt Service Coverage Ratio would be greater than immediately prior to such acquisition.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (a) through (i) above or is entitled to be Incurred pursuant to the first two paragraphs of this covenant, the Issuer will, in its sole discretion, classify or reclassify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been Incurred pursuant to only one of such clauses or pursuant to the first two paragraphs hereof. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant.

Limitation on Restricted Payments. The Indenture provides that the Issuer will not, and shall not permit (to the extent that its indirect approval rights would be triggered) any of its Subsidiaries to directly or indirectly:

(a) declare or pay any dividend or make any distribution on account of the Issuer's or any of its Subsidiaries' Equity Interests, including any payment made in connection with any merger or consolidation involving the Issuer (other than (A) dividends or distributions by the Issuer payable solely in Equity Interests (other than Disqualified Stock) of the Issuer or (B) dividends or distributions by a Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Subsidiary other than a Wholly Owned Subsidiary, the Issuer or a Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities); or

(b) purchase or otherwise acquire or retire for value any Equity Interests of the Issuer or any Subsidiary, other than exchanges of the Exchangeable Interests for IPSs pursuant to and in accordance with the Founders' Exchange Agreement or the OSH Exchange Agreement; or

(c) make a Restricted Investment;

(all such payments and other actions set forth in clauses (a), (b) and (c) above being collectively referred to as "Restricted Payments"),

unless, at the time of such Restricted Payment:

(i) no Default or Event of Default will have occurred and be continuing or would occur as a consequence thereof;

(ii) immediately after giving effect to such transaction on a *pro forma* basis, the Issuer could Incur $1.00 of additional Indebtedness under the provisions of paragraph 1 of "— Limitations on Incurrence of Indebtedness"; and

(iii) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Subsidiaries (including Restricted Payments permitted by clauses 1, 3, 4, 5 and 6 of the next succeeding paragraph, excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of, without duplication:

(A) 50% of the consolidated net income of the Issuer (calculated in accordance with the Indenture) for the period (taken as one accounting period) from the commencement date of the first quarter of the Issuer's first fiscal year to the end of the Issuer's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such consolidated net income for such period is a deficit, minus 100% of such deficit), plus

(B) 100% of the aggregate net proceeds, including cash and the Fair Market Value (as determined in accordance with the next paragraph) of property other than cash, received by the Issuer since March 29, 2004 from the issue or sale of Equity Interests of the Issuer (subject to certain exceptions), including Equity Interests issued upon conversion of Indebtedness or upon exercise of warrants or options (other than an issuance or sale to a Subsidiary of the Issuer), plus

(C) 100% of the aggregate amount of contributions to the capital of the Issuer received in cash and the Fair Market Value (as determined in accordance with the next paragraph) of property other than cash since March 29, 2004 (subject to certain exceptions), plus

(D) 100% of the aggregate amount received in cash and the Fair Market Value (as determined in accordance with the next paragraph) of property other than cash received from (I) the sale or other disposition (other than to the Issuer or a Subsidiary) of Restricted Investments made by the Issuer and its Subsidiaries and from repurchases and redemptions of such Restricted Investments from the Issuer and its Subsidiaries by any Person (other than the Issuer or any of its Subsidiaries) and from repayments of loans or advances which constituted Restricted Investments, (II) the sale (other than to the Issuer or a Subsidiary) of the Capital Stock of a Subsidiary.

The Fair Market Value of property other than cash covered by clauses (B), (C) and (D) above will be determined in good faith by the Issuer and (I) in the event of property with a Fair Market Value in excess of $2.5 million, shall be set forth in an officers' certificate or (II) in the event of property with a Fair Market Value in excess of $10 million, shall be set forth in a resolution approved by at least a majority of the board of directors.

The foregoing provisions of this covenant will not prohibit:

1. the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

2. (a) the repurchase, retirement or other acquisition of any Equity Interests (''Retired Capital Stock'') or Subordinated Indebtedness of the Issuer in exchange for, or out of the proceeds of the substantially concurrent sale of, Equity Interests of the Issuer or contributions to the equity capital of the Issuer (other than any Disqualified Stock or any Equity Interests sold to a Subsidiary of the Issuer or to an employee stock ownership plan or any trust established by the Issuer or any of its Subsidiaries) (collectively, including any such contributions, ''Refunding Capital Stock'') and (b) the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of the Issuer or to an employee stock ownership plan or any trust established by the Issuer or any of its Subsidiaries) of Refunding Capital Stock;

3. the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Issuer or any of its Subsidiaries issued or incurred in accordance with the covenant entitled ''— Limitation on Incurrence of Indebtedness'';

4. the declaration and payment of dividends or distributions to holders of any class or series of Preferred Stock; provided, however, that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a *pro forma* basis, the Issuer would have had a Debt Service Coverage Ratio of at least 1.5 to 1.0;

5. the payment of dividends on the Issuer's Common Shares up to an aggregate amount in any fiscal quarter not to exceed the Quarterly Base Dividend Level;

6. other Restricted Payments in an aggregate amount specified in the Indenture which may not to exceed US$10 million, provided that any amounts paid pursuant to this clause that subsequently would have become eligible to be paid out pursuant to clause 8, may be excluded from this calculation at that time;

7. repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options; and

8. the payment of dividends on the Issuer's Common Shares to the extent permitted but not previously paid, provided at the time of declaration of payment, the Debt Service Coverage Ratio is at least 1.5 to 1.0 on a *pro forma* basis.

provided, however, that at the time of and after giving effect to, any Restricted Payment permitted under clauses 1, 3, 4, 5, 6, 7 and 8, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

Dividend and Other Payment Restrictions Affecting Subsidiaries. The Indenture provides that the Issuer will not, and will not permit (to the extent that any of its indirect approval rights are triggered) any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Subsidiary to:

(a) (i) pay dividends or make any other distributions to the Issuer or any of its Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (ii) pay any Indebtedness owed to the Issuer or any of its Subsidiaries;

(b) make loans or advances to the Issuer or any of its Subsidiaries; or

(c) sell, lease or transfer any of its properties or assets to the Issuer or any of its Subsidiaries;

except in each case for such encumbrances or restrictions existing under or by reason of:

1. contractual encumbrances or restrictions in effect on March 29, 2004, including pursuant to the Founding Partnership Credit Facilities;
2. the Indenture and the Subordinated Notes;
3. applicable law or any applicable rule, regulation or order;
4. any agreement or other instrument relating to Indebtedness of a Person acquired by the Issuer or any Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;
5. any restriction with respect to a Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Subsidiary pending the closing of such sale or disposition;
6. Secured Indebtedness otherwise permitted to be Incurred pursuant to the covenants described under ''— Limitations on Incurrence of Indebtedness'' and ''— Liens'' that limit the right of the debtor to dispose of the assets securing such Indebtedness;
7. restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;
8. customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;
9. customary provisions contained in leases, agreements to provide services and other similar agreements entered into in the ordinary course of business; or
10. any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancing of the contracts, instruments or obligations referred to in clauses 1 through 10 above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the board of directors, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment. restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Asset Sales. The Indenture provides that the Issuer will not, and will not permit any of its Subsidiaries to (to the extent that it has any indirect contractual or other approval rights with respect to the relevant actions of the Subsidiaries), cause or make an Asset Sale, unless (x) the Issuer, or its Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (as determined in good faith by the Issuer) of the assets sold, and (y) except in the case of a permitted asset swap, at least 75% of the consideration therefor received by the Issuer, or such Subsidiary, as the case may be, is in the form of cash equivalents, subject to certain terms and conditions.

Within 365 days after the Issuer's or any Subsidiary's receipt of the net proceeds of any Asset Sale, the Issuer or such Subsidiary may apply the net proceeds from such Asset Sale, at its option:

(a) to permanently reduce Obligations under Senior Indebtedness or Indebtedness of a Subsidiary, in each case other than Indebtedness owed to the Issuer or an Affiliate of the Issuer;

(b) to make an investment in any one or more businesses, capital expenditures or acquisitions of other assets in each case used or useful in a similar business; and/or

(c) to make an investment in properties or assets that replace the properties and assets that are the subject of such Asset Sale. Pending the final application of any such Net Proceeds, the Issuer or such Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in cash equivalents or Investment Grade Securities. The Indenture provides that any net proceeds from any Asset Sale that are not applied as provided and within the time period set forth in the first sentence of the prior paragraph will be deemed to constitute ''Excess Proceeds''. When the aggregate amount of

Excess Proceeds exceeds $10 million, the Issuer will have the obligation to make an offer to all Holders of Subordinated Notes (an ''Asset Sale Offer'') to purchase the maximum principal amount of Subordinated Notes that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to lesser of (i) 105% of the principal amount, and (ii) the redemption amount at such date, plus accrued and unpaid interest, if any, to but not including the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture.

Notices of an Asset Sale Offer shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase date to each Holder of Subordinated Notes at such Holder's registered address. If any Subordinated Note is to be purchased in part only, any notice of purchase that relates to such Subordinated Note shall state the portion of the principal amount thereof that has been or is to be purchased.

A new Subordinated Note in principal amount equal to the unpurchased portion of any Subordinated Note purchased in part will be issued in the name of the Holder thereof upon cancellation of the original Subordinated Note. On and after the purchase date, unless the Issuer defaults in payment of the purchase price, interest shall cease to accrue on Subordinated Notes or portions thereof purchased.

The terms of any Senior Indebtedness of the Issuer and its Subsidiaries may prohibit the completion of sales and/or the application of the proceeds of sales as provided in the Indenture.

Transactions with Affiliates. The Indenture provides that the Issuer will not, and will not permit (to the extent that any of its indirect approval rights are triggered) any of its Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an ''Affiliate Transaction'') involving aggregate consideration in excess of $1 million, unless:

(a) such Affiliate Transaction is on terms that are not materially less favorable to the Issuer or the relevant Subsidiary than those that could have been obtained in a comparable transaction by the Issuer or such Subsidiary with an unrelated Person; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5 million, the Issuer delivers to the trustee a resolution adopted by the majority of the board of directors of the Issuer, approving such Affiliate Transaction and set forth in an officers' certificate certifying that such Affiliate Transaction complies with clause (a) above.

The foregoing provisions will not apply to the following:

(i) Permitted Investments and Restricted Payments permitted by the provisions of the Indenture described above under the covenant ''— Limitation on Restricted Payments'';

(ii) the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Issuer or any Subsidiary;

(iii) transactions in which the Issuer or any of its Subsidiaries, as the case may be, delivers to the Trustee a letter from an independent financial advisor of recognized standing stating that such transaction is fair to the Issuer or such Subsidiary from a financial point of view or meets the requirement of clause (a) of the preceding paragraph;

(iv) payments or loans to employees or consultants in the ordinary course of business which are approved by a majority of the board of directors of the Issuer in good faith;

(v) any agreement as in effect as of March 29, 2004 or any amendment thereto (so long as any such amendment is not disadvantageous to the holders of the Subordinated Notes in any material respect) or any transaction contemplated thereby;

(vi) the existence of, or the performance by the Issuer or any of its Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of March 29, 2004 and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Issuer or any of its Subsidiaries of its obligations under any future amendment to any such existing agreement or under any similar agreement entered into after March 29, 2004 shall only be permitted

by this clause (vi) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders of the Subordinated Notes in any material respect; and

(vii) the issuance of Capital Stock (other than Disqualified Stock) or IPSs (including such securities represented thereby) of the Issuer or Additional Subordinated Notes.

Liens. The Indenture provides that the Issuer will not and will not permit (to the extent that it has any indirect contractual or other approval rights with respect to the relevant actions of the Subsidiaries) any of its Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien on any asset or property of the Issuer or such Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, that secures any obligations of the Issuer or any of its Subsidiaries (other than Senior Indebtedness) unless the Subordinated Notes are equally and ratably secured with (or on a senior basis to, in the case of obligations subordinated in right of payment to the Subordinated Notes) the obligations so secured or until such time as such obligations are no longer secured by a Lien. The preceding sentence will not require the Issuer or any Subsidiary to secure the Subordinated Notes if the Lien consists of a Permitted Lien.

The Indenture provides that no Guarantor will directly or indirectly create, Incur or suffer to exist any Lien on any asset or property of such Guarantor or any income or profits therefrom, or assign or convey any right to receive income therefrom, that secures any obligation of such Guarantor (other than Senior Indebtedness) unless the Guarantee of such Guarantor of the Subordinated Notes is equally and ratably secured with (or on a senior basis to, in the case of obligations subordinated on right of payment to such Guarantor's Guarantee or the Subordinated Notes, as applicable) the obligations so secured or until such time as such obligations are no longer secured by a Lien. The preceding sentence will not require any Guarantor to secure its Guarantee or the Subordinated Notes, as applicable, if the Lien consists of a Permitted Lien.

Reporting Obligations. The Indenture provides that the Issuer deliver to the Trustee within 90 days after the end of each fiscal year of the Issuer and 45 days after the end of each fiscal quarter, a consolidated balance sheet of the Issuer and related statements of income, and changes in members' equity and cash flows in accordance with U.S. GAAP (audited with respect to year end statements). The Issuer will also be subject to other customary reporting obligations.

Merger, Consolidation, or Sale of All or Substantially All Assets

The Indenture provides that the Issuer may not consolidate or merge with or into or wind up into (whether or not the Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless (i) the Issuer is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of Canada or, any province or territory thereof (the Issuer or such Person, as the case may be, being herein called the "Successor Issuer"); (ii) the Successor Issuer (if other than the Issuer) expressly assumes all the obligations of the Issuer under the Indenture and the Subordinated Notes pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee; (iii) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Issuer or any of its Subsidiaries as a result of such transaction as having been Incurred by the Successor Issuer or such Subsidiary at the time of such transaction) no Default or Event of Default will have occurred and be continuing; (iv) immediately after giving *pro forma* effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period, either (A) the Successor Issuer would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Net Debt to Consolidated EBITDA ratio test set forth in the first sentence of the covenant described under "— Limitations on Incurrence of Indebtedness" or (B) the Debt Service Coverage Ratio for the Successor Issuer and its Subsidiaries would be greater than or equal to such ratio for the Issuer and its Subsidiaries immediately prior to such transaction; (v) each party to the Subordinated Notes and Guarantees, unless they are the other party to the transactions described above, will have by supplemental notes and guarantees confirmed that such notes and guarantees will apply to such Person's obligations under the Subordinated Notes and Guarantees (or, such parties will have entered into guarantees of the Subordinated Notes in form and substance substantially the same as the Guarantees); and (vi) the Issuer will have delivered to the Trustee an officers' certificate or an opinion of legal counsel stating that such consolidation, merger or transfer and such supplemental notes and guarantees (or guarantees of the Subordinated Notes) comply with the Indenture. The

Successor Issuer will succeed to, and be substituted for, the Issuer under the Indenture and the Subordinated Notes. Notwithstanding the foregoing clauses (iii) and (iv), (a) any Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Issuer or to another Subsidiary and (b) the Issuer may merge with an Affiliate incorporated solely for the purpose of reincorporating the Issuer in another province of Canada so long as the amount of Indebtedness of the Issuer and its Subsidiaries is not increased thereby.

The Indenture further provides that, subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale or disposition of a Guarantor, each Guarantor will not, and the Issuer will not permit a Guarantor to, consolidate or merge with or into or wind up into (whether or not such Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless (i) such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of Canada or the United States, or any province or state thereof (such Guarantor or such Person, as the case may be, being herein called the ''Successor Guarantor''); (ii) the Successor Guarantor (if other than such Guarantor) expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor's guarantee pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee; (iii) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Guarantor or any of its Subsidiaries as a result of such transaction as having been Incurred by the Successor Guarantor or such Subsidiary at the time of such transaction) no Default or Event of Default shall have occurred and be continuing; and (iv) the Guarantor shall have delivered or caused to be delivered to the Trustee an officers' certificate and opinion of legal counsel, stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture. Subject to certain limitations described in the Indenture, the Successor Guarantor will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor's guarantee. Notwithstanding the foregoing clause (iii), a Guarantor may merge with an Affiliate incorporated solely for the purpose of reincorporating such Guarantor in another state of the United States or province or territory of Canada so long as the amount of Indebtedness of the Guarantor is not increased thereby.

Defaults Under the Indenture

An Event of Default will be defined in the Indenture as (i) a default in any payment of interest on any Subordinated Notes when due, whether or not prohibited by the provisions described under ''— Ranking'' above, continued for 30 days, (ii) a default in the payment of principal or premium, if any, of any Subordinated Note when due at its maturity date, upon optional redemption, upon required repurchase, upon declaration or otherwise or upon any extensions of the maturity date in accordance with the Indenture, (iii) the failure by the Issuer to comply with its obligations under the covenant described under ''— Merger, Consolidation or Sale of All or Substantially All Assets'' above, (iv) the failure by the Issuer to comply for 30 days after notice with any of its obligations under the covenants described under ''— Change of Control'' or ''— Certain Covenants'' above (in each case, other than a failure to purchase Subordinated Notes) and the failure to make any Wholly Owned Subsidiary a Guarantor, (v) the failure by the Issuer to comply for 60 days after notice with its other agreements contained in the Subordinated Notes or the Indenture, (vi) the failure by the Issuer or any Major Subsidiary to pay any Indebtedness (other than Indebtedness owing to the Issuer or a Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default if the total amount of such Indebtedness unpaid or accelerated exceeds US$5 million or its foreign currency equivalent (the ''cross acceleration provision''), (vii) certain events of bankruptcy, insolvency or reorganization of the Issuer or a Major Subsidiary (the ''bankruptcy provisions''), (viii) the rendering of any judgment or decree for the payment of money (other than judgments which are covered by enforceable insurance policies issued by solvent carriers) in excess of US$10 million or its foreign currency equivalent against the Issuer or a Major Subsidiary if (A) an enforcement proceeding thereon is commenced and not discharged or stayed within 90 days thereafter or (B) such judgment or decree remains outstanding for a period of 60 days following such judgment and is not discharged, waived or stayed (the ''judgment default provision''), (ix) the Subordinated Notes or any Guarantee cease to be in full force and effect, except as contemplated by the terms thereof, or the Issuer or any Guarantor denies or disaffirms its obligations under the Subordinated Notes or any Guarantee, except as contemplated by the terms thereof, and the Default continues for 10 days, (x) the Issuer fails to have a Debt Service Coverage Ratio of at least 1.25 to 1.0 as determined on the last Business Day of each month and such failure continues for 90 days after

the notice specified below, (xi) the aggregate Unsecured Liabilities of the Founding Partnerships incurred in the ordinary course exceeds US$12 million and such excess continues for 90 days after the notice specified below; or (xii) an amendment is made to a Subco Note and a similar amendment is not made to the Indenture.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clause (iv), (v), (x) or (xi) will not constitute an Event of Default until the Trustee or the Holders of 25% in principal amount of the outstanding Subordinated Notes notify the Issuer of the default and the Issuer does not cure such default within the time specified in clauses (iv), (v), (x) or (xi) hereof after receipt of such notice.

Subject to any Acceleration Forbearance Periods during which the principal amount of the Subordinated Notes will not be due and payable by the Issuer or any Guarantor (See ''Acceleration Forbearance Periods'' above), if an Event of Default (other than a Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuer for which acceleration is automatic) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding Subordinated Notes by notice to the Issuer may declare the principal of, premium, if any, and accrued but unpaid interest on all the Subordinated Notes to be due and payable. Upon such a declaration, such principal, premium and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuer occurs, the principal of, premium, if any, and interest on all the Subordinated Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the holders of a majority in principal amount of the outstanding Subordinated Notes may rescind any such acceleration with respect to the Subordinated Notes and its consequences.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Subordinated Notes unless (i) such Holder has previously given the Trustee notice that an Event of Default is continuing, (ii) holders of at least 25% in principal amount of the outstanding Subordinated Notes have requested the Trustee to pursue the remedy, (iii) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and (v) the Holders of a majority in principal amount of the outstanding Subordinated Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Subordinated Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Indenture provides that if a Default occurs and is continuing and is actually known to the Trustee, the Trustee must mail to each Holder notice of the Default within the earlier of 90 days after it occurs or 30 days after it is actually known to a trust officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal or, premium, if any, or interest on any Subordinated Note, the Trustee may withhold notice if and so long as a committee of its trust officers in good faith determines that withholding notice is in the interests of the Holders. In addition, the Issuer is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Issuer also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Issuer is taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount of the Subordinated Notes then outstanding of all series affected by such amendment and any past default or compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of the Subordinated Notes then outstanding. However, without the consent of each Holder of an outstanding Subordinated Note affected, no amendment or waiver may, among other things, (i) reduce the amount of Subordinated Notes whose Holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest on any Subordinated Note, (iii) reduce the principal of or extend the Stated Maturity of any Subordinated Note except as otherwise contemplated in the Indenture, (iv) reduce the premium payable upon the redemption of any Subordinated Note or change the time at which any Subordinated Note may be redeemed as described under ''Optional Redemption'' above, (v) make any Subordinated Note payable in money other than that stated in the Subordinated Note, (vi) make any change to the subordination provisions of the Indenture that adversely affects the rights of any Holder, (vii) impair the right of any Holder to receive payment of principal or, premium, if any, and interest on such Holder's Subordinated Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Subordinated Notes, (viii) make any changes in the amendment provisions which require each Holder's consent or in the waiver provisions or (ix) modify the Guarantees in any manner adverse to the Holders.

Without the consent of any Holder, the Issuer and Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation, partnership or limited liability company of the obligations of the Issuer under the Indenture, to provide for uncertificated Subordinated Notes in addition to or in place of certificated Subordinated Notes, to add guarantees with respect to the Subordinated Notes, to secure the Subordinated Notes, to add to the covenants of the Issuer for the benefit of the holders or to surrender any right or power conferred upon the Issuer, to make any change that does not adversely affect the rights of any Holder, or to make certain changes to the Indenture to provide for the issuance of Additional Subordinated Notes. However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of providers of the Senior Indebtedness then outstanding unless the holders of such Senior Indebtedness (or any group or representative thereof authorized to give a consent) consent to such change.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Under future Senior Indebtedness the Issuer may not be permitted to effect any amendment or modification if the effect would be to (i) increase the interest rate applicable to the Subordinated Notes, (ii) change to an earlier date the scheduled dates of payment on any component of principal, interest or other amounts on the Subordinated Notes, (iii) alter the redemption, prepayment or subordination provisions of the Subordinated Notes, (iv) add to or alter the covenants (including, without limitation, the financial covenants), defaults and Events of Defaults set forth in the Indenture in a manner that would make such provisions more onerous or restrictive to the Issuer, or (v) otherwise increase the Obligations of the Issuer or any Guarantor in respect of the Subordinated Notes or confer additional rights upon the holders thereof which individually or in the aggregate would be adverse to the Issuer, any Guarantor or the lenders of the Senior Indebtedness.

A modification or amendment of the Indenture which adversely affects the Founding Partnerships in respect of the Subordinated Note Guarantees is not binding on a Founding Partnership unless approved by it.

Defeasance

The Issuer at any time may terminate all its Obligations under the Subordinated Notes and the Indenture (''legal defeasance''), except for certain Obligations, including those respecting the defeasance trust and Obligations to register the transfer or exchange of the Subordinated Notes, to replace mutilated, destroyed, lost or stolen Subordinated Notes and to maintain a registrar and paying agent in respect of the Subordinated Notes. The Issuer at any time may terminate its Obligations under the covenants described under ''Certain Covenants'' and ''Change of Control,'' the operation of the cross acceleration provision, the bankruptcy provisions with respect to Major Subsidiaries and the judgment default provision described under ''— Defaults Under the Indenture'' above and the limitations contained in clause (iv) of the first paragraph under ''Merger, Consolidation or Sale of All or Substantially All Assets'' above and certain other covenants (''covenant defeasance''). If the Issuer exercises its legal defeasance option or its covenant defeasance option, each Guarantor will be released from all of its Obligations with respect to its Guarantee.

The Issuer may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Issuer exercises its legal defeasance option, payment of the Subordinated Notes may not be accelerated because of an Event of Default with respect thereto. If the Issuer exercises its covenant defeasance option, payment of the Subordinated Notes may not be accelerated because of an Event of Default specified in clause (iv), (vi), (vii) with respect only to Major Subsidiaries or (viii) with respect only to Major Subsidiaries under "— Defaults Under the Indenture" above or because of the failure of the Issuer to comply with clause (iv) of the first paragraph under "— Merger, Consolidation or Sale of All or Substantially All Assets" above.

In order to exercise either defeasance option, the Issuer must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or Government of Canada obligations for the payment of principal, premium (if any) and interest on the Subordinated Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including (i) delivery to the Trustee of an opinion of counsel to the effect that Holders of the Subordinated Notes will not recognize income, gain or loss for U.S. federal or Canadian income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal or Canadian income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or the Canada Customs and Revenue Agency or other change in applicable U.S. federal or Canadian income tax law) and (ii) so long as, on the date or dates the respective amounts were paid into the trust, such payments were made with respect to the Subordinated Notes without violating the subordination provisions of the Indenture or any other material agreement binding on the Issuer.

Meetings of Holders

The Indenture provides that meetings of the Holders may be convened at any time and for any purpose and must be convened if (i) requested by the Issuer or the Holders representing not less than 25% of the principal amount of all outstanding Subordinated Notes and (ii) the Trustee receives funding and is indemnified by the Issuer or Holders requesting the meeting against the costs which may be incurred in calling and holding such a meeting. Notice of any meeting must be provided to the Holders at least 21 days before the meeting is held.

Holders may be present and vote at any meeting of Holders either in person or by proxy and a proxyholder need not be a Holder. Holders present in person or by proxy and representing at least 25% in principal amount of the outstanding Subordinated Notes shall constitute a quorum for the transaction of business at all such meetings, provided that at any meetings convened to consider an extension of the maturity of the Subordinated Notes, holders present or represented comprising at least 10% in principal amount of the outstanding Subordinated Notes shall constitute quorum. At any meeting where a quorum is not present within one-half hour from the time fixed for the holding of such meeting, the meeting, if summoned by the Holders or pursuant to a request of the Holders, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week at the same time and place with no notice required to be given in respect of such adjourned meeting. At such adjourned meeting, the Holders present in person or by proxy shall constitute a quorum and may transact the business for which the meeting was originally convened whether or not they represent 25% (or 10%, as the case may be) of the principal amount of the outstanding Securities.

Voting at any such meeting can be taken by way of a show of hands or by a poll. On a show of hands every person who is present and entitled to vote, whether as a Holder or as proxy for one or more Holders, shall have one vote. On a poll each Holder present in person or represented by a proxy is entitled to one vote for each $10 principal amount of Subordinated Notes for which they are the holder where any fractional amount shall be rounded to the nearest $10. Except for business which requires an Extraordinary Resolution, every question submitted to a meeting shall be decided by a majority of the votes.

The Indenture provides that certain powers are exercisable only by way of an Extraordinary Resolution which must be passed by not less then 66⅔% of the principal amount of the Subordinated Notes present or represented by proxy at the meeting and voted upon on a poll on such resolution. Holders have the following powers exercisable by Extraordinary Resolution, among other things: (i) power to sanction any change or arrangement of the rights of their rights or those of the Trustee against the Issuer or against its property or assets, (ii) subject to certain requirements, the power to assent to any change to the provisions of the Indenture or any Security that is agreed to by the Issuer, (iii) power to sanction the reconstruction, reorganization or recapitalization of the Issuer or the consolidation, amalgamation or merger of the Issuer with any Person or for the sale, leasing, transfer or other disposition of all of the

undertaking, property and assets of the Issuer, (iv) power to authorize the Trustee or any other person to bid at any sale of the Issuer's properties or assets and to borrow money in connection with such bid and to mortgage the property or assets so purchased as security for the repayment of the money so borrowed and to hold the property or assets so purchased in trust for all the Holders, or (v) power to remove the Trustee and appoint a new Trustee or Trustees.

Concerning the Trustee

Computershare Trust Company of Canada is the Trustee under the Indenture.

Governing Law

The Indenture provides that it and the Subordinated Notes are governed by, and construed in accordance with, the laws of the Province of Ontario.

Certain Definitions

Certain definitions used in this section ''Description of the Subordinated Notes'' will have the following meanings and if not otherwise defined shall have the meanings as set out in the ''Glossary of Terms'':

''Affiliate'' of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, ''control'' (including, with correlative meanings, the terms ''controlling'', ''controlled by'' and ''under common control with''), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

''Asset Sale'' means:

(i) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/Leaseback Transaction) of the Issuer or any Subsidiary (each referred to in this definition as a ''disposition'') or

(ii) the issuance or sale of Equity Interests of any Subsidiary (other than to the Issuer or another Subsidiary) (whether in a single transaction or a series of related transactions), in each case other than:

   (a) a disposition of cash equivalents or Investment Grade Securities or obsolete or worn out equipment in the ordinary course of business;

   (b) the disposition of all or substantially all of the assets of the Issuer in a manner permitted in the Indenture or any disposition that constitutes a Change of Control;

   (c) any Restricted Payment or Permitted Investment that is permitted to be made, and is made;

   (d) any disposition of property or assets by a Subsidiary to the Issuer or by the Issuer or a Subsidiary to a Subsidiary;

   (e) any exchange of like property for use in a similar business;

   (f) sales of assets received by the Issuer upon the foreclosure on a Lien; and

   (g) sales of inventory in the ordinary course of business consistent with past practices and sales of equipment upon termination of a contract with a client entered into in the ordinary course of business pursuant to the terms of such contract.

''Business Day'' means a day other than a Saturday, Sunday or other day on which banking institutions in the Province of Ontario are authorized or required by law to close.

''Capitalized Lease Obligation'' means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

''Capital Stock'' means:

(i) in the case of a corporation, corporate stock or equity interests, including, without limitation, corporate stock represented by IPSs and corporate stock outstanding upon the separation of IPSs into the securities represented thereby;

(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

''Cash Taxes'' means, for any period, any United States and Canadian federal, state, provincial or local income taxes paid or payable by the Issuer in cash during such period, without duplication, on a consolidated basis, but excluding Cash Taxes for any non-Wholly Owned Subsidiary, plus without duplication that portion of the Cash Taxes for the period of any Subsidiary of the Issuer (other than a Wholly Owned Subsidiary) equal to the Issuer's ownership interest (directly or indirectly held) in the Subsidiary.

''Consolidated EBITDA'' means the EBITDA of the Issuer and its Subsidiaries determined on a consolidated basis, including the EBITDA of each Founding Partnership and OSH.

''Consolidated Net Debt'' means the Net Debt of the Issuer and its Subsidiaries determined on a consolidated basis, and includes the Subco Note and the Founding Subcorp Notes.

''Debt Service Coverage Ratio'' means, for any period, the ratio of (i) Consolidated EBITDA, less (a) consolidated capital expenditures and (b) Cash Taxes; to (ii) interest expenses on the Consolidated Net Debt plus scheduled mandatory repayments of Indebtedness during such period plus all cash dividend payments (excluding items eliminated in consolidation) on a series of Preferred Stock or Disqualified Stock of such person, in all cases as determined in accordance with GAAP and on a consolidated basis.

''Default'' means any event which is, or after notice or passage of time or both would be, an Event of Default.

''Disqualified Stock'' means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise;

(ii) is convertible or exchangeable for Indebtedness or Disqualified Stock; or

(iii) is redeemable at the option of the holder thereof, in whole or in part, in each case prior to the first anniversary of the maturity date of the Subordinated Notes;

provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such first anniversary will be deemed to be Disqualified Stock; provided further, however, that if such Capital Stock is issued to any director, manager, officer, employee or to any plan for the benefit of such parties of the Issuer or its Subsidiaries or the Founding Partnership or OSH or by any such plan to such parties, such Capital Stock will not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer in order to satisfy applicable statutory or regulatory obligations or as a result of such parties' termination, death or disability.

''EBITDA'' means for any period, the earnings of the Person before interest, taxes in respect of earnings and profits, depreciation and amortization for the latest twelve month period;

''Equity Interests'' means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

''Excess Cash'' will mean, with respect to any period, EBITDA minus the sum of (i) cash interest expense (including dividends on Disqualified Stock and Preferred Stock), (ii) income tax expense, and (iii) unfinanced capital investments and repayments of principal, in each case, for such period.

''Fair Market Value'' means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of who is under undue pressure or compulsion to complete the transaction.

''GAAP'' means generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants.

''guarantee'' means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business) direct or indirect, in any manner (including, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

''Guarantee'' means any guarantee of the obligations of the Issuer under this Indenture and the Subordinated Notes by any Person in accordance with the provisions of the Indenture, but for greater certainty, does not include the Subordinated Note Guarantees, the Subco Guarantee or the Founding Subcorp Guarantees.

''Guarantor'' means any Person that Incurs a Guarantee; provided that upon the release or discharge of such Person from its Guarantee in accordance with the Indenture, such Person ceases to be a Guarantor.

''Hedging Obligations'' means, with respect to any Person, the obligations of such Person under (i) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

''Holder'' means a ''Securityholder''.

''Incur'' means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Person at the time it becomes a Subsidiary, and ''Incurred'' or ''Incurrence'' will have a corresponding meaning.

''Indebtedness'' means, with respect to any Person:

(i) the principal of any indebtedness of such Person, whether or not contingent:

- (a) in respect of borrowed money,
- (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers' acceptances (or, without duplication, reimbursement agreements in respect thereof),
- (c) representing the deferred and unpaid purchase price of any property, except any such balance that constitutes a trade payable or similar obligation to a trade creditor due within six months from the date on which it is Incurred, in each case Incurred in the ordinary course of business, which purchase price is due more than six months after the date of placing the property in service or taking delivery and title thereto, or
- (d) in respect of Capitalized Lease Obligations;

(ii) to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and

(iii) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Person;

provided, further, that any obligation of Issuer or any Subsidiary in respect of account credits or participants under any employee, director or officer compensation plan of the Issuer or Subsidiary, will be deemed not to constitute Indebtedness.

''Investment Grade Securities'' means (i) securities issued or directly and fully guaranteed or insured by the United States or Canadian government or any agency or instrumentality thereof (other than Cash Equivalents), (ii) debt securities or debt instruments with a rating of BBB– or higher by S&P or Baa3 or higher by Moody's or the equivalent of such rating by such rating organization, or if no rating of S&P or Moody's then exists, the equivalent of such rating by any other nationally recognized securities rating agency, but excluding any debt securities or instruments constituting loans or advances among the Issuer and its Subsidiaries, and (iii) investments in any fund that invests exclusively in investments of the type described in clauses (i) and (ii) which fund may also hold immaterial amounts of cash pending investment and/or distribution.

''Investments'' means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable,

trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration (including agreements providing for the adjustment of purchase price) of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of the Issuer in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property.

''Lien'' means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Personal Property Security Act (Ontario) (or equivalent statutes) of any jurisdiction); provided that in no event will an operating lease be deemed to constitute a Lien.

''Major Subsidiary'' means any Subsidiary that would be a ''major subsidiary'' of the Issuer within the meaning of National Instrument 55-101 ''Exemption from Certain Insider Reporting Requirements''.

''Moody's'' means Moody's Investors Service, Inc.

''Net Debt'' means, with respect to a Person, the actual outstanding amount of funded Indebtedness of the Person, plus, without duplication, (i) the principal component of all Capitalized Lease Obligations, (ii) the aggregate liquidation value of all Disqualified Stock and Preferred Stock of such Person and any of its Subsidiaries, and (iii) other Indebtedness of the Person at such time.

''Obligations'' means any principal, interest, penalties, fees, indemnifications, reimbursements (including, reimbursement obligations with respect to letters of credit and bankers' acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided that Obligations with respect to the

Subordinated Notes will not include fees or indemnifications in favour of the Trustee and other third parties other than the Holders of the Subordinated Notes.

''Permitted Investments'' means:

(i) any Investment in the Issuer or any Subsidiary;

(ii) any Investment in Cash Equivalents or Investment Grade Securities;

(iii) any Investment by the Issuer or any Subsidiary of the Issuer in a Person that is primarily engaged in a similar business if as a result of such Investment: (a) such Person becomes a Subsidiary; or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, on transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Subsidiary of the Issuer;

(iv) any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the Indenture or any other disposition of assets not constituting an Asset Sale;

(v) any Investment existing on March 29, 2004;

(vi) advances to employees of the Issuer or any Subsidiary not in excess of $5 million outstanding at any one time in the aggregate;

(vii) any Investment acquired by the Issuer or any of its Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Issuer or any such Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by the Issuer or any of its Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(viii) Hedging Obligations permitted under the Indenture;

(ix) additional Investments having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause that are at that time outstanding, not to exceed the greater of 7.5% of total assets of the Issuer on a consolidated basis or $5 million at the time of such Investment (with the Fair

Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(x) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business, and account credits and payments to participants under the Issuer's or its Subsidiaries' long-term incentive plan or any successor or similar compensation plan;

(xi) Investments the payment for which consists of Equity Interests of the Issuer (other than Disqualified Stock) (''Equity Payment Investments'');

(xii) any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the Indenture;

(xiii) Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(xiv) Guarantees incurred in accordance with the Indenture, including the Subordinated Note Guarantees, Founding Subcorp Guarantees and Subco Guarantees;

(xv) any Investment by Subsidiaries in other Subsidiaries;

(xvi) Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business; and

(xvii) loans and advances to current or former management personnel of the Issuer and/or any entity in which any current or former management personnel of the Issuer has a beneficial or equity interest pursuant to any management equity plan or stock option plan or any other management or employee benefit or incentive plan or agreement or any other agreement pursuant to which stock is held for the benefit of such Persons not to exceed $5 million in aggregate principal amount at any time outstanding, the proceeds of which will be used to purchase or redeem, directly or indirectly, shares of Capital Stock of the Issuer.

''Permitted Liens'' means, with respect to any Person:

(i) pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or Canadian or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(ii) Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person will then be proceeding with an appeal or other proceedings for review;

(iii) Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

(iv) Liens in favour of issuers of performance and surety bonds or bid bonds or completion guarantees or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(v) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(vi) Liens securing Indebtedness permitted to be incurred pursuant to the Indenture;

(vii) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Issuer or any Subsidiary;

(viii) Liens on property at the time the Issuer or a Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Issuer or any Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by the Issuer or any Subsidiary;

(ix) Liens securing Indebtedness or other obligations of a Subsidiary owing to the Issuer or another Subsidiary permitted to be Incurred in accordance with the Indenture;

(x) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under this Indenture, secured by a Lien on the same property securing such Hedging Obligations;

(xi) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(xii) leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Subsidiaries;

(xiii) Liens arising from Personal Property Registry filings or Uniform Commercial Code financing statement filings regarding operating leases entered into by the Issuer and its Subsidiaries in the ordinary course of business;

(xiv) Liens in favour of the Issuer;

(xv) Liens on equipment of the Issuer granted in the ordinary course of business to the Issuer's client at which such equipment is located;

(xvi) Liens encumbering deposits made in the ordinary course of business to secure obligations arising from statutory, regulatory, contractual or warranty requirements, including rights of offset and set-off; and

(xvii) Liens to secure any refinancing, refunding, extension, renewal or replacement or successive refinancings, refundings, extensions, renewals or replacements, as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (vi), (vii), (viii), (ix), (x), and (xi); provided, however, that (A) such new Lien will be limited to all or part of the same property that secured the original Lien (plus improvements on such property) and (B) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (vi), (vii), (viii), (ix), (x), and (xi) at the time the original Lien became a Permitted Lien under the Indenture and (y) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement.

''Person'' means any individual, corporation, partnership, business trust, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

''Preferred Stock'' means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

''Quarterly Base Dividend Level'' means, for any fiscal quarter, 100% of the Issuer's Excess Cash for the 12 month period ending on the last day of the Issuer's then most recently ended fiscal quarter for which internal financial statements are available at the time such dividend is declared and paid divided by four (4).

''Restricted Investment'' means an Investment other than a Permitted Investment.

''Securities'' means the IPSs, Subordinated Notes and Common Shares of the Issuer.

''Securityholder'' means the Person in whose name a security is registered on the Registrar's books.

"Senior Indebtedness" means, with respect to the Issuer or any Subsidiary, all secured Indebtedness of the Issuer, or any such Subsidiary, including interest thereon (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Issuer or any Subsidiary of the Issuer whether or not a claim for post-filing interest is allowed in such proceeding) and other amounts (including make-whole, fees, expenses, reimbursement obligations under letters of credit and indemnities) owing in respect thereof, whether outstanding on March 29, 2004 or thereafter Incurred, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such obligations are not superior in right of payment to the Subordinated Notes or such Subsidiary's Guarantee, as applicable; provided, however, that Senior Indebtedness shall not include, as applicable, (i) any obligation of the Issuer to any Subsidiary of the Issuer, or of such Subsidiary to the Issuer or any other Subsidiary of the Issuer, (ii) any liability for federal, state, provincial, local or other taxes owed or owing by the Issuer or such Subsidiary, (iii) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities), (iv) any Indebtedness or obligation of the Issuer or such Subsidiary which is *pari passu* with the Subordinated Notes, and (v) any obligations with respect to any Capital Stock.

"Subordinated Indebtedness" means, with respect to the Issuer or any Subsidiary, all Indebtedness of the Issuer or any Subsidiary which is not Senior Indebtedness.

"Subsidiary" means, with respect to any Person,

(i) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; and

(ii) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise and (y) such Person or any Wholly Owned Subsidiary of such Person is a controlling general partner or otherwise controls such entity, for greater certainty, with respect to the Issuer a Subsidiary will include the Founding Partnerships and OSH.

"Unsecured Liabilities" means, in respect of a Founding Partnership and OSH, all Indebtedness of a Founding Partnership and OSH other than (i) any secured indebtedness of the Founding Partnerships and OSH existing at the time of Closing (including all Indebtedness represented by the Founding Partnerships Credit Facilities and the OSH Credit Facility); (ii) liabilities arising from or relating to the Subordinated Note Guarantees, Founding Subcorp Guarantees and/or the Subco Guarantee; (iii) any indebtedness incurred in the ordinary course secured by the Founding Partnership's and OSH accounts receivables and/or inventory; (iv) capital equipment financing secured by the equipment; and (v) any fixed asset Liens incurred in the ordinary course.

"Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

"Weighted Average Life to Maturity" means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (i) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (ii) the sum of all such payments.

"Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock on other ownership interests of which will at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

DESCRIPTION OF OSH

OSH is a limited liability company formed under the laws of Oklahoma.

Capital of OSH

Upon closing of this Offering and the transactions contemplated under ''Acquisition Agreement'', Medical Facilities USA will own a 51% membership interest in OSH and Subco will own a 49% membership interest in OSH.

The membership interests carry such number of votes equal to the membership interest on all matters to be voted on at all meetings of members. Holders of membership interests will be entitled to their *pro rata* distribution equivalent to their membership interest as and when declared by the management committee of OSH subject to certain priority distributions related to the Issuer's reporting costs, variances in maintenance capital expenditures above or below a target and the costs of replacing a key employee. Upon the voluntary or involuntary liquidation, dissolution or winding-up of OSH, the holders of membership interests are entitled to share rateably in the remaining assets available for distribution, after payment of all liabilities.

Distribution Policy

Upon completion of the Offering, the management committee of OSH will adopt a policy that OSH will distribute its available cash to the maximum extent possible, subject to applicable law and to compliance with its existing credit facilities, by way of monthly distributions on its membership interests or other distributions on its securities, after:

- satisfying its debt service obligations under its Credit Facility or any other credit facilities or any other agreements with third parties;
- satisfying its other expense obligations, including withholding and other applicable taxes; and
- retaining reasonable working capital or other reserves, including amounts on account of capital expenditures and such other amounts as may be considered appropriate by its management committee, subject to Medical Facilities USA's prior approval in certain circumstances.

Capital expenditures of OSH and other expenditures may be financed by any of the following methods:

- by borrowings under its credit facilities;
- by additional issuances of securities to Medical Facilities USA and/or its related Subco;
- from the working capital and cash flow of the business; or
- by seller and vendor financing or other third party borrowings.

Subject to certain limitations and exceptions, OSH alone, and together with the Founding Partnerships as a group, will be limited as to the amount of liabilities which may be incurred.

Operating Agreement

On Closing, Medical Facilities USA, Subco and OSH will enter into an operating agreement. The operating agreement will have substantially similar terms to the Founding Partnerships' partnership agreements. The following is a summary of certain provisions of the operating agreement, which summary is not intended to be complete. Reference is made to the operating agreement for a complete description and the full text of its provisions.

Managers. The management committee of OSH will be comprised of persons elected by the board of managers of Subco and one representative of Medical Facilities USA designated by the Issuer representatives on the Medical Facilities USA board of managers. Executive management will be determined for OSH by its management committee.

Budget. OSH will be responsible for preparing a budget for the following fiscal year by October 31 of each year, addressing projected revenue, expenditure and distributions. Any such budget which (i) reflects a material change (increase of 15% or more) in capital expenditures, reserves, debt or debt service obligations or significant expense items (specifically labour, overhead or any other expense item representing more than 15% of revenue), (ii) contemplates a reduction in distributions made during the previous year, or (iii) contemplates the incurrence of any extraordinary or non-recurring items will be subject to approval of the Medical Facilities USA board of managers. In the event that OSH and Medical Facilities USA do not agree on a proposed budget, Medical Facilities USA will be entitled to establish the budget for OSH for that year.

Fundamental Decisions. With respect to OSH, (i) any expenditure deviations from the budget for the then current year in an aggregate amount exceeding the lesser of (A) CPI plus 5% of budgeted cash flow (calculated in a prescribed manner) for the then current fiscal year; and (B) $1.5 million, and (ii) any reduction in distributions from budgeted amounts, will be subject to approval of the Medical Facilities USA board of managers. In addition, the following fundamental transactions will be subject to the approval of the Medical Facilities USA board of managers: (i) entering into a merger, consolidation, combination or other material transaction of that nature; (ii) directly or indirectly selling or otherwise disposing of all or substantially all of its assets; (iii) adopting any plan or proposal for the liquidating, dissolving, reorganizing or recapitalizing OSH or commencing any action seeking relief under any laws relating to bankruptcy, insolvency, conservatorship or relief of debtors; (iv) consummating an acquisition or acquisitions or entering into contracts (other than payor contracts or those relating to capital expenditures contemplated in the budget which would result in expenditures in excess of $250,000; (v) entering into lines of business other than those currently carried on (not including new lines of surgery); (vi) changing its fiscal year or making a material change in its accounting policies or procedures unless required under the applicable generally accepted accounting principles; (vii) taking, or permitting, any action which would prevent the business from continuing on an ongoing basis; (viii) issuing, redeeming, purchasing, transferring or agreeing to the transfer of any membership interests (subject to rights of exchange of the OSH Exchangeable Interests); (ix) incurring indebtedness or liens in excess of $250,000 (other than indebtedness to fund distributions); (x) a substantive change to OSH's distribution policy; (xi) entering into material transactions outside of the normal course of business; or (xii) agreeing to do any of the preceding. The numerical thresholds will adjust annually based on the CPI.

Limitation on Liabilities. OSH will be prohibited from exceeding, without the consent of Medical Facilities USA, aggregate liabilities incurred in the ordinary course, other than excluded liabilities, of $5 million. The definition ''excluded liabilities'' includes: any secured indebtedness of OSH existing at the time of Closing including the OSH Credit Facility; liabilities arising from or relating to the Subordinated Note Guarantee and/or the Subco Guarantee; any indebtedness incurred in the ordinary course secured by OSH's accounts receivables and/or inventory; capital equipment financing secured by the equipment; and any fixed asset mortgages incurred in the ordinary course. Identical prohibitions will also be contained in the Subordinated Note Guarantee and Subco Guarantee. See also ''Description of the Subordinated Notes — Security and Guarantees'' for a description of additional debt incurrence restrictions under the Subordinated Note Guarantees.

Ownership Restrictions. Subco will be prohibited from selling or transferring its Retained Interest (other than exchanges of the OSH Exchangeable Interest) in OSH without the approval of the board of managers of Medical Facilities USA.

Senior Management of OSH. The board of managers of Medical Facilities USA will have the right to terminate any member of senior management of OSH if such officer is not terminated by OSH in circumstances where (i) the officer has engaged in conduct which is fraudulent or grossly negligent, (ii) the officer has participated in or acquiesced to a material breach of OSH's non- financial (including reporting) obligations to Medical Facilities USA, or (iii) OSH in a given year materially underperforms its budget (other than a budget imposed by Medical Facilities USA unless such budget has been determined by an independent qualified arbiter to have been reasonably attainable) and such underperformance is in the reasonable opinion of the Medical Facilities USA board, attributable in material part to the officer's performance.

Long-Term Compensation Plan. Following Closing, OSH may adopt a Long-Term Compensation Plan (''LTCP'') for key members of its management, who are not licensed physicians. The purpose of the LTCP is to provide eligible participants with compensation opportunities that will enhance OSH's ability to attract, retain and motivate key personnel, and reward key members for significant performance of non-medical services. Pursuant to the LTCP, OSH may set aside a pool of funds based upon the amount (the ''Surplus'') by which OSH's distributions to Medical Facilities USA and Subco exceed its Threshold Amount (such threshold effectively representing a cumulative 5% growth rate).

The management committee of OSH will have the power to determine, from time to time, who is eligible to participate in, and the allocation of the awards under, the LTCP.

Reporting. OSH will provide monthly financial reporting to Medical Facilities USA in such manner as Medical Facilities USA may reasonably request to support: (i) Medical Facilities USA's discharge of its responsibility for the Issuer's financial disclosure requirements (including the Issuer's reporting requirements under the Indenture); and (ii) Medical Facilities USA's monitoring of budget compliance.

Amendment. The operating agreement for OSH will provide that it can only be amended, modified or waived with the unanimous approval of the parties thereto.

SUBCO

Subco is a limited liability company formed under the laws of Oklahoma.

Operating Agreement

On Closing, Medical Facilities USA, Subco and Holdco will enter into an operating agreement with respect to certain matters relating to Subco. The following is a summary of certain provisions of the Subco operating agreement, which summary is not intended to be complete.

Ownership Restrictions. Subco will not sell, transfer or pledge its membership interests in OSH to a third party without the prior approval of the board of managers of Medical Facilities USA. Subco does not require the approval of Medical Facilities USA to exchange its OSH Exchangeable Interest. Further, Subco will not transfer its membership interests in OSH or transfer IPSs it receives upon exchange of the OSH Exchangeable Interests, and no membership interests in Subco may be transferred, if such transfer would adversely affect OSH's compliance with or status with respect to the Stark Law.

Amendment. Medical Facilities USA will have the right to approve any amendment to the operating agreement that would adversely affect their interests, including with respect to Subco's continued ownership of the Retained Interest.

HOLDCO

Holdco is a limited liability company formed under the laws of Oklahoma.

Operating Agreement

On Closing, Medical Facilities USA, the Existing Members and Holdco will enter into an operating agreement with respect to certain matters relating to Holdco. The following is a summary of certain provisions of Holdco's operating agreement, which summary is not intended to be complete. Reference is made to Holdco's operating agreement for a complete description and the full text of its provisions.

Ownership Restrictions. Holdco will not sell, transfer or pledge its membership interests in Subco without the prior approval of the board of managers of Medical Facilities USA. Further, Holdco will not transfer its membership interests in Subco if such transfer would adversely affect OSH's compliance with or status with respect to the Stark Law.

Amendment. The Operating Agreement will provide that the Ownership Provisions listed below can only be amended, modified or waived with the approval of the board of managers of Medical Facilities USA. The other provisions of the operating agreement of Holdco will not require the approval of the Issuer or Medical Facilities USA.

Ownership Provisions

The operating agreement governing the business and affairs of Holdco will provide as follows:

Mandatory Purchase and Sale. In the event that a member of Holdco retires, dies, or becomes permanently disabled (each a ''Mandatory Repurchase Event''), the member, or his or her estate, will have the obligation to sell and, subject to the limitations described below, Holdco will have the obligation to repurchase, the membership interests held by such member (each a ''Mandatory Repurchase'').

Closings. Closings of Mandatory Repurchases that are the result of Mandatory Repurchase Events during the months of January through June will occur as soon as reasonably practicable after June 30 (''First Semester Repurchases''). Closings of Mandatory Repurchases that are the result of Mandatory Repurchase Events during the months of June through December will occur as soon as reasonably practicable after December 31 (''Second Semester Repurchases'').

Limitations on Mandatory Repurchases. The maximum number of membership interests that Holdco will be required to repurchase in any year pursuant to Mandatory Repurchases will be four percent of the difference between the number of membership interests outstanding as of the end of the prior calendar year less the number of membership interests repurchased during the current year by reason of Mandatory Repurchase Events which occurred during the

prior year but for which the closing occurred during the current year (the ''Maximum Repurchase Obligation''). First Semester Repurchases in any given year will correspondingly reduce the available Maximum Repurchase Obligation for Second Semester Repurchases in such year (possibly to zero). Membership interests which are to be redeemed pursuant to the right of a member to redeem 28.57% of his or her membership interests as described in ''Exchange Agreement'' will not be subject to the limitations imposed by the Maximum Repurchase Obligation. In addition, the Holding Entity may, in its sole discretion, determine to repurchase membership interests in excess of the Maximum Repurchase Obligation provided that under no circumstances will Holdco make repurchases which might adversely affect OSH's compliance with or status with respect to the Stark Law.

If for any semester the sum of the membership interests subject to Mandatory Repurchases exceeds the Maximum Repurchase Obligation as of the end of that semester, then the membership interests to be repurchased by reason of the death of a member will have priority in the order of the deaths of the members over other repurchases, and all other membership interests to be repurchased will be repurchased on a pro rata basis rounded to the nearest whole number.

Any membership interests which are subject to a Mandatory Repurchase, but which are not repurchased at the end of a semester because of the limitations imposed by the Maximum Repurchase Obligation, will be carried forward to subsequent semesters without the requirement of further notice. In such cases, such deferred repurchases will have equal priority with other Mandatory Repurchases which are the result of Mandatory Repurchase Events during such semester; provided however, that membership interests to be repurchased by reason of the death of a member will have priority in the order of the deaths of the members over other repurchases. The purchase price to be paid for such deferred repurchases will be the purchase price in effect at the time of such deferred repurchase, not the purchase price in effect at the time of the initial Mandatory Redemption Event.

Option to Purchase — Physicians. Holdco will have the right (but not the obligation) to purchase, without the approval of Medical Facilities USA, and a member will have the obligation to sell, membership interests held by a physician member who no longer has privileges at the hospital operated by OSH, or relocates his or her primary residence outside of the ''Service Area''. The Service Area will be defined as that area within 100 miles of the site of the hospital operated by the OSH.

Option to Purchase — Non-Physicians. Holdco will have the right (but not the obligation) to purchase without the approval of Medical Facilities USA, and the member will have the obligation to sell, membership interests held by a member who are not physicians if they are no longer employees, members of the governing body, or entities providing comprehensive management services to OSH.

Transfer to a Revocable Trust. Subject to compliance with the Stark Law, an individual member may, without the prior consent of the members, the Holdco management committee or Medical Facilities USA, transfer legal title to his or her interest as a member to the trustee of any express trust created by such member during the member's lifetime if (a) the transferor becomes and remains the Physician Representative of the transferee; (b) the Physician Representative is and continues to be a trustee of the trust during his or her lifetime, and (c) both the trust and the transfer of the interest in OSH are revocable by the Physician Representative during his or her lifetime.

Transfer to a Family Limited Partnership or Family Limited Liability Company. Subject to compliance with the Stark Law, an individual member may, without the prior consent of the members, the Holdco management committee or Medical Facilities USA, transfer all or part of his membership interest to a family limited liability company (''Family LLC'') or a family limited partnership (''Family LP'') as long as the former individual member is the Physician Representative of the transferee entity. All of the members and managers of a Family LLC must be immediate family members of the former individual member. All of the limited partners of a Family Limited Partnership must be immediate family members of the transferee; the limited partners must collectively own a 99% or greater interest in the limited partnership; and the transferee, or the transferee together with immediate family members, must have and retain control of the general partner.

Offers to Sell. Except as otherwise provided above, no membership interests may be sold or otherwise transferred without the prior approval of Medical Facilities USA and Holdco. A member of Holdco who desires to transfer his, her or its membership interests other than as provided above will offer them to Holdco. In the event Holdco elects to purchase less than all of such offered membership interests, the member may, in his, her or its discretion, elect to retain all of his, her or its offered membership interests.

Purchase Price. The purchase price for any issuance, transfer, sale, redemption, or offering of membership interests of Holdco will be at the lesser of book value of the company, multiplied by the percentage interest of the

departing member, or fair market value of the departing member's membership interest as determined by an independent appraiser or consultant selected by Holdco and reasonably acceptable to the departing member.

Installment Payments. For any purchase or redemption of membership interests by Holdco, the purchase price may, at the election of the governing board of managers, be paid over a period of five years in five annual instalments, with the first payment due at closing and the second, third, fourth and fifth instalments due on the first, second, third and fourth anniversaries of the closing (in exercising its discretion the governing board will consider the terms of the non-solicitation and non-competition agreements for the redeemed holder and the desirability of an instalment payment to ensure compliance with such agreements). Unless Holdco otherwise determines, interest on the principal balance will be paid at the applicable federal interest rate which shall be adjusted, annually on the anniversary date of the date of the promissory note, to the then applicable federal interest rate.

Non-Solicitation and Non-Competition Agreements

Subject to the exceptions noted below, Subco, Holdco and each member of Holdco (and the equity owners of any member that is not a natural person) will be required to enter into a Non-Solicitation and Non-Competition Agreement pursuant to which such member will be prohibited for so long as the executing party is a member of Holdco and for a period of five years thereafter, without the consent of Medical Facilities USA, directly or indirectly, on his or her own behalf or in the service or on behalf of others, as a director, governor, trustee, owner (except as an owner of less than five percent of the outstanding stock of a publicly-owned corporation), employee, consultant, advisor, independent contractor or in any other capacity, engage in a business that is in competition with OSH and is located within Oklahoma County (or any counties contiguous to Oklahoma County). For purposes of the Non-Solicitation and Non-Competition Agreement, a business will be deemed to be in competition with OSH if it owns or operates a specialty hospital, general hospital, ambulatory surgery center, pain management facility or surgery center or other facility that provides surgical care or pain management services which are directly competitive with those provided by OSH. The Non-Solicitation and Non-Competition Agreement will not affect a physician's right to refer patients to any other facility or in any way impede the exercise of the physicians medical judgement.

The Non-Solicitation and Non-Competition Agreements in respect of OSH will terminate on the successful enforcement of a remedy (including any petition into bankruptcy or appointment of a receiver) by a holder of Subordinated Notes under the Subordinated Note Guarantee against OSH.

CONTINUOUS DISCLOSURE

The Issuer has provided an undertaking to the securities regulatory authorities in each province and territory of Canada that: (a) it will treat OSH and each of the Founding Partnerships, its operating entities, as a subsidiary of the Issuer; however, if GAAP prohibits the consolidation of financial information of any of the Founding Partnerships or OSH and the Issuer, and for as long as any Founding Partnership or OSH (including any of its significant business interests) represents a significant asset of the Issuer, the Issuer will provide IPS holders with separate financial statements for such Founding Partnership or OSH (including information about any of its significant business interests); (b) for so long as the Issuer is a reporting issuer, it will take appropriate measures to require each person who would be an insider of a Founding Partnership or OSH (i.e. the directors and officers of Holdco) if Holdco was a reporting issuer to: (i) file insider reports about trades in IPSs of the Issuer (including securities which are exchangeable into IPSs of the Issuer) subject to application of the exemptions to insider reporting provided under National Instrument 55-101 — Exemption from Certain Insider Reporting Requirements and (ii) comply with statutory prohibitions against insider trading; and (c) it will annually certify that it has complied with this undertaking, and file the certificate on SEDAR concurrently with the filing of its annual financial statements.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Goodmans LLP and Hodgson Russ LLP, on behalf of the Issuer, and by Borden Ladner Gervais LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP, on behalf of the Underwriters. No person or company whose profession or business gives authority to a statement made by such person or company and who is named in this short form prospectus or in a document that is specifically incorporated by reference into this short form prospectus as having prepared or certified a part of this short form prospectus has received or shall receive a direct or indirect interest in the property of the Issuer or of any associate or affiliate of the Issuer. As at the date hereof, the partners and associates of each of the foregoing firms beneficially own, directly or

indirectly, less than one percent of the securities of the Issuer and its associates and affiliates. In addition, other than Seymour Temkin, a senior business advisor at Goodmans LLP, none of the aforementioned persons or companies, nor any director, partner, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Issuer or of any associates or affiliates of the Issuer.

RISK FACTORS

An investment in the IPSs and the underlying Common Shares and Subordinated Notes under this prospectus involves a number of risks. In addition to the other information contained in this prospectus, prospective investors should give careful consideration to the following factors.

Risks Related to the Acquisition and the Combined Business

Reliance on Third Party Payors for Revenue and Profitability

The revenue and profitability of OSH and the Founding Partnerships depend heavily on payments from third-party payors, including government health care programs and managed care organizations. Payments from government and private insurance payors represent a significant portion of the revenues of the MFC Partnerships. If payments from these third party payors were reduced or eliminated, the revenue and profitability of the MFC Partnerships may be adversely affected.

Details regarding some of the key third-party payors are described below.

Medicare and Medicaid Programs

Medicare and Medicaid are the commonly used names for reimbursement or payment programs governed by certain provisions of the U.S. Social Security Act. Medicare is an exclusively federal program, while Medicaid is a combined federal and state program. Medicare provides certain healthcare benefits primarily to beneficiaries who are 65 years of age or older. Medicaid is designed to provide certain healthcare benefits to low income individuals.

Healthcare providers are affected significantly by changes in healthcare laws and regulations, particularly those pertaining to Medicare and Medicaid. The purpose of much of the statutory and regulatory activity in this area has been to limit or reduce healthcare costs, particularly costs paid by the Medicare and Medicaid programs. Diverse and complex mechanisms have been enacted to limit the amount of money paid to healthcare providers under both the Medicare and Medicaid programs, and have caused significant reductions in payments to healthcare providers from these programs. The Hospital Fair Competition Act of 2005 that was introduced in the U.S. Senate on May 11, 2005, includes provisions that would change the method of calculating Medicare payments for hospital services, and such changes could have a disproportionately adverse effect on specialty hospitals. Efforts to reduce the costs of the Medicare and Medicaid programs are likely to continue, and there can be no assurance that such efforts will not adversely affect the financial condition of the MFC Partnerships in the future.

Oklahoma Workers Compensation Legislation

During a special session of the Oklahoma legislature convened on May 31, 2005, a bill referred to as SB 1X was approved and subsequently signed into law by Oklahoma Governor Brad Henry effective November 1, 2005. SB 1X amends existing state workers compensation laws. The primary provisions of the legislation will: (1) limit attorney involvement and fees, (2) increase mediation and pre-litigation dispute resolution, (3) limit benefits to claimants alleging only soft tissue injuries, (4) decrease the use of expert medical opinions by both parties, (5) eliminate combination injury claims against the last employer and instead place responsibility on Oklahoma's Multiple Injury Trust Fund, (6) institute a medical treatment fee schedule, and (7) impose limits on reimbursement levels for health care providers, including hospitals, tied to the cumulative percentage of change of the Consumer Price Index — Urban (CPI U). The bill requires adoption of a new fee schedule effective January 1, 2006, structured to result in at least a 4% savings in workers' compensation medical costs. The bill is unclear as to whether this cost savings will be obtained entirely from a reduction in physician fees, or also in part from a reduction in fees to other health care providers including hospitals. There can be no assurance that the passage of SB 1X will not adversely affect the financial condition of OSH.

Oklahoma Hospital Self-Assessment Charge on Gross Patient

The Oklahoma legislature recently considered legislation that would have created a "hospital self assessment" charge of less than one percent (.875%) of gross patient revenues. This legislation was intended to generate $92 million dollars in the state which would be utilized to obtain $210 million dollars of federal matching funds. These total funds would have brought the hospital reimbursement rate for Medicaid services within the State of Oklahoma up to 100% and the physician reimbursement rate up to 100% of Medicare levels. While this legislation was not approved, it or similar legislation, may be raised in a special legislative session or subsequent regular legislative sessions. There can be

no assurance that the passage of this legislation or similar legislation would not adversely affect the financial condition of OSH and the Issuer.

Hospital Fair Competition Act of 2005

The Hospital Fair Competition Act of 2005 was introduced in the U.S. Senate on May 11, 2005. This bill proposes several changes relating to Medicare and Medicaid that could adversely affect OSH and the Founding Partnerships. First, it includes provisions that would change the method of calculating Medicare payments for hospital services. Such changes, if enacted, could adversely affect the revenue of the Spine Hospital and the Founding Hospitals. In addition, the bill proposes elimination of the Stark Law exception for physician investments in specialty hospitals, and imposes additional requirements on ''grandfathered'' specialty hospitals. If the bill were enacted as proposed, the Spine Hospital and the Founding Hospitals, to protect their ''grandfathered'' status under the Stark Law, would not be able to increase the number of their rooms or operating rooms or add new services. Such limitations would adversely affect the hospitals' abilities to expand. In addition, the ''grandfathering'' requirements would prevent OSH and the Founding Partnerships from adding new physician investors, and no existing physician investor would be able to increase his or her ownership percentage. These restrictions could adversely affect the MFC Partnership's abilities to attract new physicians to their facilities.

Changes In Healthcare Law May Reduce Profitability.

Numerous proposals relating to changes in healthcare law have been introduced, some of which have been passed by Congress and the states in which we operate or may operate in the future. Changes in applicable laws and regulations are continually being considered, and interpretations of existing laws and rules may also change from time to time. It cannot be predicted what regulatory changes may occur or what effect any particular change may have on the MFC Partnerships. These changes could reduce the number of persons enrolled or eligible for Medicaid or Medicare and reduce the reimbursement or payment levels for medical services. More generally, there can be no assurances that new laws or proposals will not hinder the growth of specialty hospitals, or require OSH or the Founding Partnerships to change their current manner of operation resulting in harm to operations and financial results.

Managed Care Plans

Managed care plans generally seek to enter into agreements with healthcare providers which provide for discounts and other economic incentives to reduce or limit the cost and utilization of the healthcare services that are paid for under those plans. As a result, payments to healthcare providers from managed care plans may be lower than those received from traditional indemnity/commercial insurers for the same services.

The MFC Partnerships have entered into a number of contracts with managed care plans. There can be no assurance that these contracts will continue or that other similar contracts will be obtained in the future. In addition, management expects that managed care plans will continue to focus on cost containment measures and this could have a negative impact on the revenues and profitability of the MFC Partnerships in the future.

Licensing, Certification and Accreditation Requirements

Healthcare facilities, such as the Founding Hospitals and the Spine Hospital, are subject to numerous legal, regulatory, licensing, certification and accreditation requirements. These include, but are not limited to, requirements imposed by the Medicare program, the Medicaid program, State licensing agencies and private payors. Receipt and renewal of certain of these licenses, certifications and accreditations are often based on inspections, surveys, audits, investigations or other reviews, some of which may require affirmative compliance actions by the Founding Partnerships and OSH that could be burdensome and expensive.

Management believes that the MFC Partnerships are currently in material compliance with all applicable licensing, certification and accreditation requirements. The applicable standards may change in the future, however, and there can be no assurance that the MFC Partnerships will be able to maintain all necessary licenses or certifications or that they will not be required to incur substantial costs in doing so. The failure to maintain all necessary licenses, certifications and accreditations, or being required to incur substantial costs to maintain them, could have a material adverse effect on the business of the MFC Partnerships.

In addition, in order to perform medical procedures in Oklahoma and South Dakota, physicians must be licensed by the Oklahoma and South Dakota board of medical and osteopathic examiners, respectively. There can be no assurance that any particular physician who has medical staff privileges at the Spine Hospital or the Founding Hospitals

will not have their licence suspended or revoked by the Oklahoma or South Dakota board of medical and osteopathic examiners, as applicable. If such a licence is suspended or revoked, the physician will not be able to perform surgical procedures at the Spine Hospital or the Founding Hospitals, as applicable, which may have a material adverse affect on the operations and business of that MFC Partnership.

Regulatory Requirements

Compliance with regulatory requirements by the Spine Hospital and the Founding Hospitals is fundamental to the operation of the hospitals and financial performance of the MFC Partnerships. There are a number of U.S. federal and state regulatory initiatives which specifically apply to healthcare providers, including the MFC Partnerships. Among the most significant are:

- the federal Anti-Kickback Statute;
- the federal Stark Law; and
- the federal rules relating to management and protection of patient records and patient confidentiality. Investors are encouraged to read the detailed description of the requirements of these laws in ''Regulations Applicable to OSH and the Founding Partnerships''.

While Management believes the MFC Partnerships are currently in compliance with the requirements of these regulatory initiatives and expects such compliance will continue in the future, there can be no assurance that OSH and the Founding Partnerships will not violate the requirements of one or more of these laws or that they will not have to expend significant amounts to ensure compliance. Violation of these laws could subject the MFC to criminal or civil penalties, recoupment of Medicare and Medicaid payments, and/or exclusion from future participation in the Medicare and Medicaid programs. Any of these outcomes could have a material adverse affect on the Combined Business.

In addition to the regulatory initiatives described above, healthcare facilities, including the Spine Hospital and the Founding Hospitals, are subject to a wide variety of federal, state, and local environmental and occupational health and safety laws and regulations that affect their operations, facilities, and properties. Violations of these laws could subject the MFC Partnerships to liability for investigating and remedying any contamination by hazardous substances, as well as civil or other damages and penalties.

Typical hospital operations include the handling, use, storage, transportation, disposal and discharge of hazardous, infectious, toxic, radioactive, flammable, and other hazardous materials, wastes, pollutants, or contaminants. Although management believes the MFC Partnerships are currently in material compliance with all applicable environmental laws and regulations, and expects such compliance will continue in the future, there can no assurance that the MFC Partnerships will not violate the requirements of one or more of these laws or that they will not have to expend significant amounts to ensure compliance. A violation of these requirements could have a material adverse affect on the Combined Business.

Dependence on Physician Relationships

The success of the Spine Hospital and each Founding Hospital depends, in part, on their ability to attract surgeons and other physicians in their service area to perform surgical procedures at their facilities. Although these hospitals have had success in attracting surgeons and other physicians in the past, there can be no assurance that such success will continue in the future. In addition, there can be no assurance that physicians currently performing procedures at the Spine Hospital or the Founding Hospitals will continue to do so.

Lack of Diversification in the Combined Business

The only business of the Combined Business is the operation of the Spine Hospital and the three Founding Hospitals. The Issuer is, therefore, entirely dependent upon the success of these four hospitals. Investors will not have the benefit of any further diversification of operations or risk.

Litigation, Professional Liability Claims and Availability of Insurance

The MFC Partnerships are, from time to time, subject to litigation claims in the ordinary course of their business. In particular, the MFC Partnerships can be subject to claims relating to actions of medical personnel performing services at the Spine Hospital or the Founding Hospitals. Historically, the MFC Partnerships have been able to obtain what Management believes is adequate insurance to cover these risks. However, the cost of this insurance is increasing and there can be no assurance that the MFC Partnerships will be able to obtain adequate insurance in the future on

economically reasonable terms, or at all. If the insurance which the MFC Partnerships have in place from time to time is not sufficient to cover claims which are made, the resulting shortfall could have a material adverse affect on the Combined Business.

Oklahoma Physician's Liability Insurance Company

Oklahoma Physician's Liability Insurance Company (''PLICO'') insures approximately 70% of Oklahoma physicians. As of December 31, 2004, PLICO had a reserve deficit of approximately US$143 million, which rendered the company out of compliance with Oklahoma law and subject to state law receivership proceedings. The Oklahoma legislature previously granted a moratorium from compliance with state law reserve requirements through January 1, 2006. On April 14, 2005, Oklahoma Governor Brad Henry signed HB 1566 into law, effective November 1, 2005. This legislation extends the moratorium from compliance with reserve requirements under Oklahoma law. Under HB 1566, PLICO has until December 31, 2008, to eliminate its reserve deficit.

HB 1566 is designed to allow PLICO sufficient time to eliminate its reserve deficit through increased premiums which would be used in part to purchase reinsurance policies to cover unexpected catastrophic claims. PLICO raised its premium rates at the end of 2004. No further premium rate increases are anticipated during 2005 or 2006. If at the expiration of the moratorium, PLICO has not eliminated its reserve deficit, the company will be subject to state law receivership proceedings, in which case insured physicians may not receive complete coverage for claims made under their PLICO professional liability insurance policies. There can be no assurance that the passage of HB 1566 will not adversely affect the financial condition of OSH.

Access to Capital Resources for Expansion of Facilities

The growth strategy of the MFC Partnerships includes expanding the procedures offered by the Spine Hospital and each Founding Hospital and the facilities available for use at the Spine Hospital and the Founding Hospitals. Any such expansions will require additional capital which may be funded through additional debt or equity financings. To the extent that financing is raised through the issuance of IPSs or other securities of the Issuer, current holders of IPSs may experience ownership dilution. To the extent debt is incurred, either the Issuer or the MFC Partnerships may incur significant interest expense and may be subject to covenants in the related debt agreements that affect the conduct of business. Without sufficient capital resources to implement this strategy, the MFC Partnerships' future growth could be limited and operations impaired. There can be no assurance that additional financing will be available to fund this growth strategy or that, if available, the financing will be on terms that are acceptable to the MFC Partnerships and the Issuer.

Regulations Affecting Expansion of Facilities

Efforts to regulate the expansion of healthcare facilities could prevent OSH and the Founding Partnerships from expanding their existing facilities or expanding the breadth of services they offer. In some cases, prior regulatory approval is required for the expansion of healthcare facilities or the services those facilities offer. In granting such approvals, regulators may consider, among other things, the need for additional or expanded healthcare facilities or services in the local area. Potential expansion of the Spine Hospital or the Founding Hospitals also could be restricted by their need to maintain ''grandfathered'' status under the Stark Law. See ''Regulations Applicable to OSH and the Founding Partnerships''.

If the MFC Partnerships are unable to obtain required approvals or are restricted under the Stark Law ''grandfathering'' requirements, they may not be able to expand current facilities or expand the breadth of services offered. This could have a material adverse affect on the growth strategy of the Combined Business.

Competition from Other Healthcare Providers

The healthcare business is highly competitive. The MFC Partnerships compete with other healthcare providers (primarily hospitals and surgery centres) in recruiting physicians to utilize their facilities and in contracting with managed care plans in each of their markets. Some of the competing facilities have long-standing and well established relationships with physicians and managed care plans. Some are also significantly larger than the Spine Hospital and the Founding Hospitals and have access to more marketing and other resources than are available to the MFC Partnerships. In addition, other healthcare facilities may not allow physicians who are on the medical staffs of the Spine Hospital or the Founding Hospitals to have medical privileges at their facilities. The general hospital located in Aberdeen, South Dakota, currently prohibits new physicians who join the medical staff at the Dakota Plains Surgical

Center from practicing at its facility. This restriction on a physician's practice may cause physicians to not seek medical staff privileges at the Spine Hospital or the Founding Hospitals and may restrict the Spine Hospital's and the Founding Hospitals' ability to attract new or additional physicians to practice at their facilities.

If the MFC Partnerships are unable to compete effectively with other healthcare providers in recruiting physicians or contracting with managed care plans, the ability of the MFC Partnerships to implement their growth strategies successfully could be adversely affected.

Insolvency of Past Insurers

Two insurance carriers which had previously issued professional and hospital liability insurance to OSH are currently insolvent. The insolvent insurers' policies were in effect between November 3, 1999 and July 1, 2004. OSH has obtained replacement professional liability insurance from a solvent insurer beginning on July 1, 2004, and currently maintains such insurance. OSH's current professional and hospital liability insurance is limited to claims which (i) are first made during the term of the current policies, and (ii) arise from incidents occurring after July 1, 2003 and which are first reported during the term of the current policy period which began July 1, 2004.

As a result, OSH does not have professional or hospital liability insurance policies covering the period from November 3, 1999 to July 1, 2003. However, under certain circumstances the state of Oklahoma provides limited funding pursuant to an insurance insolvency fund, up to a maximum of $150,000 per covered claim. There can be no assurances that claims made for medical malpractice occurring prior to July 1, 2003 will not arise in the future, nor that liabilities arising from such claims will not exceed $150,000. This is particularly true of latent injuries which may not manifest for a significant period of time after treatment. To the extent such uncovered claims arise, OSH may be required to fund material liabilities out of its own assets.

Other Risk Factors

In addition to the foregoing risk factors, the following additional risk factors may affect the operations of the MFC Partnerships:

- The MFC Partnerships are employers, combining a complex mix of professional, quasi-professional, technical, clerical, housekeeping, maintenance, dietary and other types of workers in a single operation. As with other employers, the MFC Partnerships bear a wide variety of risks in connection with their employees. These risks include work actions, contract disputes, discrimination claims, personal tort actions, work-related injuries, exposure to hazardous materials, interpersonal torts (such as between employees, between physicians or Management and employees, or between employees and patients), and other risks that may flow from the relationships between employer and employee or between physicians, patients and employees. Many of these risks are not covered by insurance, and certain of them cannot be anticipated or prevented in advance, and such risks, alone or in combination, could have material adverse consequences to the financial condition or operations of the MFC Partnerships.

- certain key physicians at the Spine Hospital and the Founding Hospitals are not investors and, as a result, will not be subject to the non-competition and non-solicitation agreements described under ''Holding Entities — Non Solicitation and Non Competition Agreements.

- the occurrences of natural disasters may damage some or all of the Founding Hospitals and the Spine Hospital, interrupt utility service to some or all of the Founding Hospitals and the Spine Hospital or otherwise impair the operation of some or all of the Founding Hospitals and the Spine Hospital operated by the MFC Partnerships, respectively, or the generation of revenues from the Founding Hospitals and the Spine Hospital.

- scientific and technological advances, new procedures, drugs and appliances, preventive medicine, occupational health and safety and outpatient healthcare delivery may reduce utilization and revenues of the MFC Partnerships. Technological advances in recent years have accelerated the trend toward the use by hospitals of sophisticated and costly equipment and services for diagnosis and treatment. The acquisition and operation of certain equipment or services may continue to be a significant factor in utilization, but the ability of the Spine Hospital and the Founding Hospitals to offer the equipment or services may be subject to the availability of equipment or specialists, governmental approval or the ability to finance these acquisitions or operations.

- reduced demand for the services offered by the Spine Hospital and the Founding Hospitals that might result from decreases in population in the service areas of the Spine Hospital and the Founding Hospitals.
- the United States is currently experiencing a severe shortage of nursing staff. The failure of the Spine Hospital and Founding Hospitals to hire and retain qualified nurses could have a material adverse affect on the Combined Business.
- increased unemployment or other adverse economic conditions in the Spine Hospital and the Founding Hospitals' service areas, which would increase the proportion of patients who are unable to pay fully for the cost of their care, could also adversely affect the Combined Business.

Risks Related to the Structure of the Issuer and this Offering

The Issuer is Dependent on the MFC Partnerships for all Cash Available for Distributions

The Issuer is dependent on the operations and assets of the MFC Partnerships through the indirect ownership of 51% of those partnerships and OSH. Cash distributions to holders of IPSs, Common Shares or Subordinated Notes will be dependent on the ability of Medical Facilities USA to make distributions to the Issuer, which in turn is dependent on the ability of the MFC Partnerships to make distributions to Medical Facilities USA. The actual amount of cash available for distribution to holders of the IPSs, Common Shares or Subordinated Notes will depend upon numerous factors relating to the each of the MFC Partnerships, including profitability, changes in revenues, fluctuations in working capital, the sustainability of EBITDA margins, capital expenditure levels, applicable laws and contractual restrictions contained in the instruments governing any indebtedness. Any reduction in the amount of cash available for distribution, or actually distributed, by the Founding Partnerships, OSH or Medical Facilities USA will reduce the amount of cash available for the Issuer to make distributions to holders of IPSs, Common Shares or Subordinated Notes. As a result, cash distributions by the Issuer are not guaranteed and will fluctuate with the performance of the MFC Partnerships.

Management Committee Representation

The Issuer will have an initial (subject to increase on the exchange of OSH Exchangeable Interests and Founders' Exchangeable Securities) indirect 51% interest in each MFC Partnership, through its wholly-owned subsidiary Medical Facilities USA. Medical Facilities USA will exercise its control of each MFC Partnership through its contractual rights. However, Medical Facilities USA will have the right to appoint only one member of each MFC Partnership's management committee and as such, except in the circumstances of a default and through the exercise of its contractual rights, it will not have the ability to direct day-to-day management of the MFC Partnerships.

Distribution of all Available Cash May Restrict Potential Growth of the MFC Partnerships and the Issuer

The payout by the MFC Partnerships of substantially all of their operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of these funds could limit the future growth of each MFC Partnership and its cash flow. In addition, the Issuer may be precluded from pursuing otherwise attractive acquisitions because they may not be accretive to the Issuer on a short-term basis.

Future Distributions are not Guaranteed

The Issuer's, Medical Facilities USA's, the MFC Partnerships' boards of directors or managers may, in their respective discretion, amend or repeal the existing distribution policy. Future distributions from these companies, if any, will depend on, among other things, the results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that the board of directors or managers may deem relevant. Any of these boards of directors or managers may decrease the level of distributions provided for in their existing distribution policies or entirely discontinue distributions.

Exchange Rate Fluctuations May Impact the Amount of Cash Available for Distribution by the Issuer

The Issuer's distributions to holders of IPSs, Common Shares or Subordinated Notes will be denominated in Canadian dollars. Conversely, all of the MFC Partnerships' revenues and expenses, together with distributions received by the Issuer from Medical Facilities USA and by Medical Facilities USA from the MFC Partnerships will be denominated in U.S. dollars. As a result, the Issuer will be exposed to currency exchange rate risks.

Although the Issuer intends to directly or indirectly enter into hedging arrangements to mitigate this exchange rate risk, there can be no assurance that these arrangements will be sufficient to fully protect against this risk. If the hedging transactions do not fully protect against this risk, a change in the currency exchange rate between U.S. and Canadian dollars could have a material adverse effect on the Issuer's ability to maintain a consistent level of distributions in Canadian dollars.

Substantial Indebtedness Could Negatively Impact the Combined Business

The degree to which the Issuer is leveraged on a consolidated basis could have important consequences to the holders of the IPSs, including:

- the ability of the Issuer, Medical Facilities USA, the MFC Partnership to obtain additional financing in the future for working capital, capital expenditures or other purposes may be limited;
- the Issuer or OSH or Founding Partnerships being unable to refinance indebtedness on terms acceptable to the Issuer or at all;
- a significant portion of the Issuer's cash flow (on a consolidated basis) from operations is likely to be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations, capital expenditures and/or dividends on its Common Shares; and
- OSH and the Founding Partnerships may be more vulnerable to economic downturns and be limited in their ability to withstand competitive pressures.

The indenture governing the Subordinated Notes represented by the IPSs will not limit the Issuer's ability to issue additional notes to be represented by additional IPSs in connection with the exchange of the Founders' Exchangeable Securities pursuant to the Founders' Exchange Agreement.

Restrictive Covenants in Credit Facilities Could Impact the Combined Business

The Founding Partnerships' Credit Facilities and the OSH Credit Facility contain restrictive covenants that limit the discretion of the Management with respect to certain matters. The ability of the MFC Partnerships to make distributions will be subject to the restrictive covenants contained in the OSH Credit Facility or the Founding Partnerships' Credit Facilities.

Future Issuances of IPSs or Common Shares Could Result in Dilution

The Issuer's articles of incorporation authorize the issuance of an unlimited number of Common Shares for that consideration and on those terms and conditions as are established by the board of directors without the approval of any shareholders. Additional IPSs or Common Shares may be issued by the Issuer pursuant to the Founders' Exchange Agreement or the OSH Exchange Agreement or in connection with a future financing or acquisition by the Issuer. The issuance of additional IPSs or Common Shares may dilute an investor's investment in the Issuer and reduce distributable cash per Common Share or per IPS.

Limitations on Enforcement of Certain Civil Judgments by Canadian Investors

Medical Facilities USA is organized under the laws of the State of Delaware, OSH is formed under the laws of Oklahoma and each Founding Partnership is formed under the laws of South Dakota. All of the assets of the MFC Partnerships are located outside of Canada and certain of the directors and officers, as well as certain of the experts named in this prospectus, are residents of the United States. As a result, it may be difficult or impossible for investors to effect service within Canada upon Medical Facilities USA or the MFC Partnerships or their directors, officers and experts who are not residents of Canada or to realize against them in Canada upon judgments of courts of Canada predicated upon the civil liability provisions of applicable Canadian provincial securities laws.

Medical Facilities USA and each Founding Partnership and OSH have been advised by counsel in the United States that there is some doubt as to the enforceability in the United States by a court in original actions, or in actions to enforce judgements of Canadian courts, of civil liabilities predicated upon such applicable Canadian provincial securities laws.

In addition, each of OSH, Subco and Holdco has agreed to indemnify the Issuer for breaches of representations and warranties given by it under the Acquisition Agreement. However, the Issuer will indirectly own 51% of OSH

which will reduce any recovery. Finally, there can be no assurance that OSH, Subco and Holdco will have sufficient assets to satisfy any indemnification liability.

Investment Eligibility and Foreign Property

There can be no assurance that the Common Shares and Subordinated Notes represented by the IPSs will continue to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans or that the Common Shares and Subordinated Notes represented by the IPSs will not be foreign property under the Tax Act (see ''Eligibility for Investment''). The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments and on excess holdings of foreign property. In particular, if the Issuer ceases to have a ''substantial Canadian presence'' (as that term is understood for the purposes of the Tax Act), the Common Shares and Subordinated Notes represented by the IPSs may become foreign property. There can be no assurance that the Issuer will continue to have a substantial Canadian presence.

A bill tabled by the Minister of Finance (Canada) on March 24, 2005 to implement certain measures announced in February 23, 2005 Canadian federal budget (''2005 Federal Budget'') includes legislation that, if enacted, would eliminate the limit in foreign property holdings under the Tax Act. See ''Certain Canadian Federal Income Tax Considerations'' and ''Eligibility for Investment''.

On March 23, 2004, the Minister of Finance (Canada) proposed amendments to the Tax Act (the ''2004 Budget Proposals'') to restrict direct and indirect holdings in ''business income trusts'' (as defined in the 2004 Budget Proposals) by certain tax exempt investors. On May 18, 2004, the Minister of Finance (Canada) suspended the 2004 Budget Proposals pending consultation with representatives of the pension fund industry, the investment industry, provincial governments and other interested parties. On February 23, 2005, the Minister of Finance (Canada) announced that the Department of Finance would release a consultation paper shortly. The Department of Finance has indicated that it will continue to evaluate the development of the income trust market (including, in particular, the market for business income trusts and other flow-through entities) as part of its ongoing monitoring and assessment of Canadian financial markets and the Canadian tax system. While the Budget Proposals did not reference ownership of subordinated notes and common shares of a company as represented by IPSs, IPSs share many characteristics of income trust units. Accordingly, further changes in this area, in addition to the Budget Proposals, are possible. Such changes could result in the income tax considerations described under the heading ''Certain Canadian Federal Income Tax Considerations'' being materially different in certain respects.

U.S. Federal Income Tax Risks

There can be no assurance that U.S. federal income tax laws and IRS administrative policies respecting the U.S. federal income tax consequences described in this prospectus will not develop or be changed in a manner which adversely affects Non-U.S. Holders. In particular, the potential applicability of the ''corporate inversion'' rules to the Issuer is uncertain. See ''Certain U.S. Federal Income Tax Considerations''.

There is no authority that directly addresses the tax treatment of securities similar to the Subordinated Notes which are offered in circumstances similar to this Offering (i.e., as part of a unit that includes common shares of the issuer). In light of this absence of direct authority, U.S. Tax Counsel cannot conclude with certainty that the Subordinated Notes will be treated as debt for U.S. federal income tax purposes, and, although the Issuer intends to take the position that the Subordinated Notes are debt for U.S. federal income tax purposes, there can be no assurance that this position will not be challenged by the IRS. If such a challenge were sustained, interest payments on the Subordinated Notes would be recharacterized as non-deductible distributions with respect to the Issuer's equity, and the Issuer's taxable income and U.S. federal income tax liability would be materially increased. As a result, the Issuer's after-tax cash flow would be reduced and the Issuer's ability to make interest payments on Subordinated Notes and distributions with respect to Common Shares would be materially and adversely impacted.

Issuer May Not be Able to Make all Principal Payments on the Subordinated Notes

The Subordinated Notes will mature ten years after the date of issuance unless the maturity is extended by the Issuer provided that certain conditions are met. The Issuer may not be able to refinance the principal amount of the Subordinated Notes in order to repay the principal outstanding or may not have generated enough cash from operations to meet this obligation. There is no guarantee that the Issuer will be able to repay the outstanding principal amount upon maturity of the Subordinated Notes.

As a result of the subordinated nature of the guarantees of the Subordinated Notes issued by the Issuer, upon any distribution to creditors of OSH or the Founding Partnerships in a bankruptcy, liquidation or reorganization or similar proceeding relating to OSH or the Founding Partnerships or their property or assets, the holders of such entities' senior indebtedness will be entitled to be paid in full in cash before any payment may be made with respect to the Subordinated Notes under the Subordinated Note Guarantees. In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to OSH or the Founding Partnerships, the holders of the Subordinated Notes and Subco Notes will participate (to the extent provided under the Subordinated Note Guarantee and Subco Guarantee) *pari passu* with all other holders of unsecured indebtedness and after the payment in full of the senior indebtedness. In any of these cases, there may not be sufficient funds to pay all of OSH's and the Founding Partnerships' creditors and the holders of the Subordinated Notes may receive less, ratably than the holders of senior indebtedness.

On a *pro forma* basis as of December 31, 2004, the Subordinated Note Guarantees would have ranked subordinate to $19.6 million of outstanding senior indebtedness on a consolidated basis, all of which would have been secured.

The Limited Cash Flow Guarantees Provided by OSH and each Founding Partnership May Not be Enforceable

As described under the heading ''Description of Subordinated Notes — Security and Guarantees'', each of OSH and the Founding Partnerships has provided a limited guarantee which effectively guarantees the distribution by OSH or that Founding Partnership of its proportionate share of the cash necessary to pay all interest on the Subordinated Notes issued hereunder. However, under United States federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee can be voided, or claims in respect of a guarantee could be subordinated to all other debt of the guarantor, if, among other things, the guarantor, at the time that it assumed the guarantee:

- issued the guarantee to delay, hinder or defraud present or future creditors; or
- received less than reasonably equivalent value or fair consideration for issuing the guarantee and, at the time it issued the guarantee;

(a) was insolvent or rendered insolvent by reason of issuing the guarantee and the application of the proceeds of the guarantee;

(b) was engaged or about to engage in a business or a transaction for which the guarantor's remaining unencumbered assets constituted unreasonably small capital to carry on its business;

(c) intended to incur, or believed that it would incur, debts beyond its ability to pay the debts as they mature; or

(d) was a defendant in an action for money damages, or had a judgment for money damages docketed against it if, in either case, after final judgment, the judgment is unsatisfied.

In addition, any payment by the guarantor under its guarantee could be voided and required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantor or the guarantee could be subordinated to other debt of the guarantor.

The measures of insolvency for the purposes of fraudulent transfer laws vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a person would be considered insolvent if, at the time it incurred the debt:

- the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or
- it could not pay its debts as they become due.

Although the Issuer does not believe that OSH or any of the Founding Partnerships are insolvent, the Issuer cannot be sure of the standard that a court would use to determine whether or not OSH or the Founding Partnerships were solvent at the relevant time, or, regardless of the standard that the court uses, that the issuance by them of the guarantees would not be voided or the guarantees would not be subordinated to the guarantors' other debt. If the guarantees are voided or subordinated to the guarantor's other debt, holders of the Subordinated Notes would be materially adversely affected in the event of a bankruptcy or insolvency of OSH or a Founding Partnership.

The Non-Solicitation and Non-Competition Agreements of the Existing Members May Not be Enforceable

As described under the heading "Holdco — Non-Solicitation and Non-Competition Agreements", Subco, Holdco and each member of Holdco will enter into a non-solicitation and non-competition agreement in favour of the Issuer and Medical Facilities USA (and each Holdco member has granted same in favour of OSH). In addition, each Founding Subcorp and Founding Holdcorp and each member of the Founding Holdcorps have entered into a non-solicitation and non-competition agreement in favour of the Issuer and Medical Facilities USA (and the Founding Holdcorp members in favour of the respective Founding Partnership). The non-solicitation and non-competition agreements may not be enforceable under Oklahoma law. The Issuer can not provide any assurance that these agreements will be enforceable under South Dakota or Oklahoma law and if they are not enforceable, the Existing Members and/or the Holders of Holdco interests could own and operate alternative surgical facilities in the markets where the Founding Hospitals or the Spine Hospital are located which may materially adversely affect OSH Business.

The Market Price for the IPSs, Common Shares or Subordinated Notes May be Volatile

The market price for the IPSs may be subject to general volatility. Factors such as variations in the Issuer's financial results, announcements by the Issuer, the MFC Partnerships or others, developments affecting the business and customers, general interest rate levels, the market price of the Common Shares and general market volatility could cause the market price of the IPSs, the Common Shares or the Subordinated Notes to fluctuate significantly.

In addition, future sales or the availability for sale of substantial amounts of IPSs or Common Shares or a significant principal amount of Subordinated Notes in the public market could adversely affect the prevailing market price of the IPSs, the Common Shares and the Subordinated Notes and could impair the Issuer's ability to raise capital through future sales of its securities.

PLAN OF DISTRIBUTION

Pursuant to an Underwriting Agreement dated June 6, 2005, among the Issuer and the Underwriters, the Issuer has agreed to issue and sell 5,420,000 IPSs and the Underwriters have agreed to purchase, as principals, on the closing date, being June 20, 2005 or any other date as may be agreed upon by the Issuer and the Underwriters, but in any event not later than July 18, 2005, subject to the conditions stipulated in the Underwriting Agreement, all but not less than all of such IPSs at a price Cdn$13.25 per IPS payable in cash for total gross consideration of Cdn$71,815,000. The IPS are being offered to the public in all provinces and territories of Canada. The offering price of the IPSs was determined by negotiations between the Issuer and the Underwriters. The Underwriting Agreement provides that the Underwriters will be paid a fee of Cdn$0.6625 per IPS purchased by the public in consideration for services performed in connection with the Offering.

The obligations of the Underwriters under the Underwriting Agreement are conditional and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated in certain stated circumstances and upon the occurrence of certain stated events. The Underwriters are, however, severally obligated to take up and pay for all offered IPSs that they have obliged themselves to purchase if any of the offered IPSs are purchased under the Underwriting Agreement.

The Underwriting Agreement contains customary representations and warranties and related indemnities from the Issuer and Medical Facilities USA, in favour of the Underwriters as to various matters. In addition, each of the Issuer and Medical Facilities USA have represented and warranted to the Underwriters that there is no misrepresentation in the final prospectus and has agreed to indemnify the Underwriters in respect of such representation and warranty.

Subscriptions for IPSs will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

The IPSs have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and, subject to certain exemptions, may not be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons (as defined by Regulation S under the U.S. Securities Act).

Pursuant to policy statements of the Ontario Securities Commission and the Autorité des marchés financiers, the Underwriters may not, throughout the period of distribution, bid for or purchase IPSs. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, IPSs. These exceptions include a bid or purchase permitted under the by-laws and rules of the Toronto Stock Exchange relating to market stabilization and passive market-making activities

and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Under the first-mentioned exception, in connection with this Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the IPSs at levels other than those which might otherwise prevail in the open market. Those transactions, if commenced, may be discontinued at any time.

The Issuer has agreed not to, directly or indirectly, sell or issue, or negotiate or enter into an agreement to sell or issue, any of its securities and Subco has agreed not to exchange its OSH Exchangeable Interests for a period of 180 days following the date of Closing, without the prior consent of BMO Nesbitt Burns Inc., on behalf of the Underwriters, other than in connection with specific types of transactions.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Issuer, Medical Facilities USA and the Founding Partnerships are KPMG LLP.

The transfer agent and registrar for the IPSs and the Common Shares is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

ELIGIBILITY FOR INVESTMENT

Subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statutes referred to below (and, where applicable, the regulations made under those statutes) and, in certain cases, subject to the satisfaction of additional requirements relating to investment policies, standards, procedures and goals, the purchase of the IPSs, and the underlying Common Shares and Subordinated Notes represented thereby, offered by this prospectus will not, at the date of issue, be precluded under the following statutes:

Insurance Companies Act (Canada);
Pension Benefits Standards Act, 1985 (Canada);
Trust and Loan Companies Act (Canada);
Cooperative Credit Associations Act (Canada);
Loan and Trust Corporations Act (Alberta);
Insurance Act (Alberta);
Employment Pension Plans Act (Alberta);
Alberta Heritage Savings Trust Fund Act (Alberta);
An Act respecting trust companies and savings companies (Québec);
Financial Institutions Act (British Columbia);
The Insurance Act (Manitoba);
The Trustee Act (Manitoba);
The Pension Benefits Act (Manitoba);
Pension Benefits Act (Nova Scotia);
Trustee Act (Nova Scotia);
Pension Benefits Act (Ontario);
Trustee Act (Ontario);
Loan and Trust Corporations Act (Ontario);
An Act respecting insurance (Québec);
Pension Benefits Standards Act (British Columbia);
Supplemental Pension Plans Act (Québec); and
The Pension Benefits Act, 1992 (Saskatchewan).

In the opinion of Goodmans LLP, counsel to the Issuer and Medical Facilities USA and of Borden Ladner Gervais LLP, counsel to the Underwriters, on the date of this prospectus, the Common Shares and Subordinated Notes represented by the IPSs will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (except that the Subordinated Notes will not be qualified investments for trusts governed by a deferred profit sharing plan to which contribution payments are made by the Issuer or a person with whom the Issuer does not deal at arm's length within the meaning of the Tax Act) and registered education savings plans (collectively, the "plans") at that time. Based, in part, on a certificate of the Issuer as to certain factual matters, the Common Shares and the Subordinated Notes represented by the IPSs will not constitute "foreign property" for the purposes of the tax imposed under Part XI of the Tax Act on those plans (other than registered education savings plans), registered investments and other tax exempt entities including most registered pension funds and registered pension plans. Registered education savings plans are not subject to the foreign property rules. A bill tabled by the Minister of Finance (Canada) on March 24, 2005 to implement certain measures announced in February 23, 2005 Canadian federal budget ("2005 Federal Budget") includes legislation that, if enacted, would eliminate the limit in foreign property holdings under the Tax Act. See "Certain Canadian Federal Income Tax Considerations" and "Risk Factors".

MATERIAL CONTRACTS

The only material contracts entered into or to be entered into by the Issuer or Medical Facilities USA or OSH, or the Founding Partnerships in connection with the Offering are as follows:

- Subordinated Note Guarantee and Subco Guarantee referred to under "Description of Subordinated Notes";
- Supplement to Subordinated Note Indenture
- Underwriting Agreement referred to under "Plan of Distribution";
- OSH Exchange Agreement referred to under "Exchange Agreement";
- Non-solicitation and Non-competition Agreements referred to under "Holdco — Non-Solicitation and Non-Competition Agreements";
- Operating Agreements in respect of OSH, Subco and Holdco referred to under "OSH — Operating Agreement", "Subco — Operating Agreement" and "Holdco — Operating Agreement", respectively;
- Subco Note referred to under "Description of Subordinated Notes — Subco Note, Subco Guarantee and Intercreditor Agreement";
- Intercreditor Agreement referred to under "Description of Subordinated Notes — Subco Note, Subco Guarantee and Intercreditor Agreement"; and
- the OSH Credit Facility.

Copies of these agreements may be examined at the head and principal office of the Issuer during normal business hours.

The following are brief summaries of certain material contracts, entered into in connection with the Issuer's initial public offering, to which the Issuer, Medical Facilities USA or the Founding Partnerships were a party as at December 31, 2004 and each such contract is subject to, and qualified in its entirety by, all of the provisions of the relevant contract, which is available for review on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

Subordinated Note Indenture

Upon the closing of the Issuer's initial public offering on March 29, 2004 (the "IPO"), the Issuer, the Trustee and Medical Facilities USA (as Guarantor) entered into the Subordinated Note Indenture referred to under "Description of Subordinated Notes".

Subordinated Note Guarantees and Founding Subcorp Guarantees

Upon the closing of the IPO, each Founding Partnership and the Founding Holdcorp and Founding Subcorp related to such Founding Partnership entered into a Subordinated Note Guarantee and Subco Guarantee on substantially similar terms to the Subordinated Note Guarantee and Subco Guarantee referred to under "Description of Subordinated Notes".

Founders' Exchange Agreement

Upon the closing of the IPO, the Issuer, Medical Facilities USA and each Founding Subcorp entered into an exchange agreement (the "Exchange Agreement"), which provided that, after 180 days following the closing, and subject to certain limitations contained therein, the Exchange Agreement would grant each Founding Subcorp the right to periodically exchange all or any portion of its Exchangeable Interest in its related MFC Partnership for IPSs on the basis of a specified exchange ratio set out in the Exchange Agreement.

Investment Agreement

The Issuer, Medical Facilities USA, each Founding Holdcorp, each Founding Subcorp and each Founding Partnership entered into an investment agreement (the "Investment Agreement") upon the closing of the IPO. Pursuant to the Investment Agreement, a series of transactions were undertaken that resulted in the Issuer indirectly acquiring, through Medical Facilities USA, a 51% partnership interest in each Founding Partnership and the existing partners of each Founding Partnership indirectly retaining a 49% partnership interest in their respective Founding Partnership.

Founding Subcorp Notes

As part of the transactions contemplated by the Investment Agreement, each Founding Holdcorp transferred 100% of its partnership interests in its related Founding Partnership to its related Founding Subcorp in consideration for 100% of the membership interests in its related Founding Subcorp and the delivery of subordinated notes of its related Founding Subcorp (the "Founding Subcorp Notes"). The Founding Subcorp Notes, collectively, were issued on terms substantially similar to the Subco Notes and the Subordinated Notes (with rate, term and default provisions, as applicable, being identical) with initial principal and interest payments equal (on a per dollar of principal amount basis) to 96.08% (subject to adjustment or exchange of Founders' Exchangeable Securities) of the initial aggregate principal and interest payments under the Subordinated Notes issued in connection with the Issuer's initial public offering.

Non-Solicitation and Non-Competition Agreements

Upon the closing of the IPO, each Founding Subcorp, Founding Holdcorp and member of each Founding Holdcorp (and equity owners of any member that is not a natural person) entered into a Non-Solicitation and Non-Competition Agreement on substantially similar terms to the Non-Solicitation and Non-Competition Agreements referred to under "Holdco — *Non-Solicitation and Non-Competition Agreements*".

Operating Agreement in respect of Medical Facilities USA

Upon the closing of the IPO, the Issuer, Medical Facilities USA and each Founding Subcorp entered into an Operating Agreement with respect to the operations and affairs of Medical Facilities USA. The Operating Agreement, amongst other things, provides for a board of managers consisting of eleven managers of Medical Facilities USA. A majority of the managers, including all representatives of the Founding Partnerships, are required to be U.S. residents. The board representation rights of the Founding Partnerships will be adjusted from time to time on the basis of the Subcorp's aggregate ownership of IPSs in accordance with the procedure set out in the Operating Agreement. The Operating Agreement also grants the Founding Partnerships special approval rights if certain specified actions are contemplated by Medical Facilities USA.

Operating Agreements in respect of each Holding Entity and Subco

Upon the closing of the IPO, Medical Facilities USA and each Founding Holdcorp entered into an operating agreement substantially similar to the Operating Agreement referred to under "Holdco — Operating Agreement". Medical Facilities USA, each Founding Holdcorp and its related Founding Subcorp also entered into operating agreements dated March 29, 2004 on substantially similar terms to the Operating Agreement referred to under "Subco — Operating Agreement".

Partnership Agreements for each Founding Partnership

Upon the closing of the IPO, Medical Facilities USA and each Founding Partnership entered into partnership agreements substantially similar to the Operating Agreement referred to under "Description of OSH — Operating Agreement" above.

Intercreditor Agreement

In connection with the Founding Subcorp Guarantees and Subordinated Note Guarantees entered into upon the closing of the IPO, each Founding Holdcorp and the Trustee entered into an intercreditor agreement on March 29, 2004 substantially similar to the Intercreditor Agreement referred to under the heading "Description of Subordinated Notes — Subco Note, Subco Guarantee and Intercreditor Agreement".

Credit Facilities

As at March 31, 2005, the Founding Partnership's Credit Facilities totals $31.5 million, of which approximately $23.9 million was drawn down. The balance of the credit facilities, $7.6 million remains available to manage accounts receivable, inventory and other short term cash requirements, including timing differences with regard to U.S. withholding taxes. Each credit facility is secured by a security interest in all the present and after acquired property and a mortgage on the real property owned by the respective Founding Partnership and is subject to customary terms and conditions, including limits on additional indebtedness and limits on pledging assets without the consent of the lender.

LEGAL MATTERS

The matters referred to under "Eligibility for Investment" and "Certain Canadian Income Tax Considerations" and certain other legal matters relating to the IPSs offered by this prospectus will be passed upon at the date of closing on behalf of the Issuer, Medical Facilities USA and the Founding Partnerships by Goodmans LLP and on behalf of the Underwriters by Borden Ladner Gervais LLP. The matters referred to under "Certain U.S. Federal Income Tax Considerations" will be passed upon at the date of Closing on behalf of the Issuer and Medical Facilities USA by Hodgson Russ LLP and on behalf of the Underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP.

As of the date hereof, the partners and associates of Goodmans LLP, Borden Ladner Gervais LLP, and Hodgson Russ LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP did not beneficially own, directly or indirectly, any of the outstanding securities of the Issuer, Medical Facilities USA or the Founding Partnerships.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Goodmans LLP, Canadian counsel to the Issuer, Medical Facilities USA and the Founding Partnerships, and Borden Ladner Gervais LLP, Canadian counsel to the Underwriters, the following is, as of the date of this prospectus, a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a Holder who acquires Common Shares and Subordinated Notes as represented by IPSs pursuant to this Offering and who, for purposes of the Tax Act and at all relevant times, is resident or is deemed to be resident in Canada, holds the Common Shares and Subordinated Notes represented by IPSs as capital property and deals at arm's length and is not affiliated with the Issuer. Generally, the Common Shares and Subordinated Notes will be considered to be capital property to a Holder provided that the Holder does not hold such securities in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Holders who might not otherwise be considered to hold their Common Shares and Subordinated Notes represented by IPSs as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is not applicable to a Holder that is a financial institution (as defined in the Tax Act for purposes of the mark-to-market rules), a specified financial institution or a Holder an interest in which is a tax shelter investment (all as defined in the Tax Act).

This summary is based upon the facts set out in this prospectus, the provisions of the Tax Act in force on the date of this prospectus, counsels' understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency ("CRA") and a certificate from the Issuer as to certain factual matters. This summary takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this prospectus. There can be no assurance that any such tax proposals will be implemented in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or administrative policies or assessing practices, and does not take into account any provincial, territorial or foreign tax legislation or considerations which may differ significantly from those discussed in the prospectus.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Common Shares and Subordinated Notes represented by IPSs. Moreover, the income or other tax consequences of acquiring, holding or disposing of Common Shares and Subordinated Notes represented by IPSs will vary depending on the Holder's particular circumstances, including the province or provinces in which the Holder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be legal or tax advice to any prospective purchaser of Common Shares and Subordinated Notes represented by IPSs. Investors should consult their own tax advisors for advice with respect to the tax consequences of an investment in Common Shares and Subordinated Notes represented by IPSs based on their particular circumstances.

Nature of IPSs

In acquiring an IPS, a Holder will be acquiring ownership of the Common Share and Subordinated Notes represented by such IPS. The Common Share and Subordinated Notes represented by an IPS are separate properties and, accordingly, the price paid by a Holder for an IPS must be allocated on a reasonable basis between the Common Share and Subordinated Notes represented by the IPS in order to determine their respective cost to the Holder for purposes of the Tax Act. Such cost will establish a Holder's initial adjusted cost base of the Common Share and

Subordinated Notes represented by the Holder's IPS. The Issuer proposes to allocate the price paid for each IPS on the basis of Cdn$7.35 to the Common Share and Cdn$5.90 to the Subordinated Notes and, by purchasing an IPS, a Holder is deemed to agree to such allocation. Although we believe this allocation to be reasonable, such allocation is not binding on the CRA.

The separation by a Holder of an IPS into the Common Share and Subordinated Notes represented by such IPS will not be a disposition for purposes of the Tax Act, and, as such, the Holder will not realize a gain or loss upon such separation of the IPS into a Common Share and Subordinated Notes. The Holder's adjusted cost base of the Common Share and Subordinated Notes represented by an IPS will not be affected by such separation of an IPS in return for a Common Share and Subordinated Notes. Similarly, the combination by a Holder of a Common Share and Subordinated Notes and the contemporaneous receipt of an IPS representing such Common Share and Subordinated Notes by the Holder from CDS will not be a disposition for purposes of the Tax Act, and, as such, the Holder will not realize a gain or loss upon such delivery of the Common Share and Subordinated Notes in return for an IPS representing such Common Share and Subordinated Notes. The Holder's adjusted cost base of the Common Share and Subordinated Notes will not be affected by such delivery of the Common Share and Subordinated Notes in return for an IPS representing such Common Share and Subordinated Notes.

Taxation of the Issuer

The Issuer will be taxable on its income determined under the Tax Act for each taxation year. It is expected that all or substantially all of the income of the Issuer will consist of distributions from Medical Facilities USA (net of any applicable deduction). Medical Facilities USA will be considered to be a corporation for Canadian income tax purposes and will be a ''foreign affiliate'' and a ''controlled foreign affiliate'' of the Issuer for Canadian income tax purposes. Distributions from Medical Facilities USA to the Issuer will be considered to be dividends paid by Medical Facilities USA to the Issuer and will be included in computing the income of the Issuer. However, to the extent that such dividends are considered to have been paid out of the ''exempt surplus'' of Medical Facilities USA with respect to the Issuer, the amount of such dividends will be deductible in computing the taxable income of the Issuer. Dividends that are not paid out of ''exempt surplus'' will be generally considered to have been paid out of the ''pre-acquisition surplus'' of Medical Facilities USA with respect to the Issuer. The amount of such dividends will also be deductible in computing the taxable income of the Issuer. The adjusted cost base to the Issuer of its membership interest in Medical Facilities USA will be reduced to the extent that such dividends are considered to have been paid out of the ''preacquisition surplus'' of Medical Facilities USA with respect to the Issuer. If the adjusted cost base to the Issuer of its membership interest in Medical Facilities USA becomes a negative amount, the Issuer will be deemed to realize a capital gain equal to such amount for that year. It is expected that the dividends so considered to have been paid by Medical Facilities USA to the Issuer will be considered to be paid substantially out of the ''exempt surplus'' of Medical Facilities USA with respect to the Issuer and, to a much lesser extent, out of ''pre-acquisition surplus'' of Medical Facilities USA with respect to the Issuer.

To the extent that Medical Facilities USA or any other controlled foreign affiliate of the Issuer earns income that qualifies as ''foreign accrual property income'' (''FAPI''), the FAPI allocable to the Issuer must be included in computing the income of the Issuer for Canadian income tax purposes, whether or not the Issuer actually receives a distribution of FAPI. Any amount so included in the income of the Issuer will increase the adjusted cost base to the Issuer of its membership interest in Medical Facilities USA. At such time as the Issuer receives a distribution of this type of income that was previously treated as FAPI, that distribution will effectively not be taxable to the Issuer and there will be a corresponding reduction in the adjusted cost base to the Issuer of its membership interest in Medical Facilities USA.

The Issuer will generally be entitled to deduct the interest paid by it on the Subordinated Notes in computing its income. To the extent that the deduction for interest on the Subordinated Notes and other deductible expenses of the Issuer creates a loss in a taxation year of the Issuer that loss will be a non-capital loss which may be carried back for three taxation years and forward for ten taxation years and applied against the income of the Issuer (including capital gains) for such years subject to the detailed rules in the Tax Act in that regard. Tax proposals, applicable to taxation years that begin after 2004, will only allow a taxpayer to recognize a loss for a taxation year from a source which is a business or property if, in the taxation year in question, it is reasonable to expect the taxpayer to realize a cumulative profit from that business or property during the time that the taxpayer has carried on, or can reasonably be expected to carry on that business, or has held, or can reasonably be expected to hold, that property. Profit, for these purposes, is intended to mean profit determined in accordance with generally accepted commercial principles. The Issuer has

advised counsel that it does not believe that the Tax Proposals will have a material effect on its tax position as it expects to realize a cumulative profit from its properties. The Issuer will continue to monitor the Tax Proposals as the effective date approaches. In the Canadian Federal Budget of February 23, 2005, it was announced that the Department of Finance would replace the Tax Proposals with a more modest legislative proposal which is to be released for public comment.

Taxation of Dividends, Interest and Capital Gains

Since a Holder who holds an IPS will own the Common Share and Subordinated Notes represented by such IPS, the income tax consequences under the Tax Act of owning and disposing of an IPS (including the taxation of dividends and interest on the Common Share and Subordinated Notes, respectively, and the tax treatment of disposing of the Common Share and Subordinated Notes upon the disposition of an IPS representing such securities) will not differ from those associated with owning and disposing of those securities as is described below.

Interest on the Subordinated Notes

A Holder that is a corporation, partnership, unit trust or a trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year all interest that accrues to such Holder on the Subordinated Notes to the end of that year or that becomes receivable or is received by the Holder before the end of that year, except to the extent that such interest was included in computing the Holder's income for a preceding taxation year. Any other Holder, including an individual, will be required to include in computing its income for a taxation year all interest on the Subordinated Notes that is received or receivable by such Holder in that year (depending on the method regularly followed by the Holder in computing income) to the extent that such interest was not included in computing the Holder's income for a preceding taxation year. In addition, a Holder may be required to include in computing its income for a taxation year any interest that accrues to the Holder on the Subordinated Notes up to any "anniversary day" (as defined in the Tax Act) of the Subordinated Notes in the year to the extent that such amount was not otherwise included in the Holder's income for that or a preceding taxation year.

A Holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax of $6\frac{2}{3}\%$ on investment income, including interest income on the Subordinated Notes. The amount of interest on the Subordinated Notes to be included as income as described above will include United States withholding tax, if any, imposed in respect of the interest. To the extent that United States withholding tax is imposed in respect of interest on the Subordinated Notes, the amount of such tax generally will be eligible for foreign tax credit or deduction treatment where applicable, subject to the detailed rules and limitations under the Tax Act and provided the imposition of such United States withholding tax is in accordance with the Canadian Treaty. Holders are advised to consult their own tax advisors with respect to the availability of a credit or deduction to them having regard to their particular circumstances.

Disposition of Subordinated Notes

On a disposition or a deemed disposition (which will include a redemption of the Subordinated Notes or repayment at maturity) of Subordinated Notes, a Holder will generally be required to include in computing its income for the taxation year in which the disposition occurs the amount of interest accrued on the Subordinated Notes from the date of the last interest payment to the date of disposition, except to the extent that such interest has otherwise been included in computing the Holder's income for that year or a preceding taxation year.

Any amount paid by the Issuer as a penalty or bonus because of early repayment of all or part of the principal amount of the Subordinated Notes will be deemed to be received by the Holder as interest on the Subordinated Notes and included in computing the Holder's income as described above, to the extent such amount can reasonably be considered to relate to, and does not exceed the value at the time of payment of, interest that would otherwise have been payable on the Subordinated Notes for periods ending after the payment of such amount.

In general, a disposition or a deemed disposition of a Subordinated Note by a Holder will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any amount included in computing the Holder's income as interest and any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the Subordinated Note to the Holder immediately before the disposition. See " — Capital Gains and Losses" below.

Dividends on the Common Shares

Dividends received or deemed to be received by a Holder on the Common Shares will be required to be included in computing the Holder's income for purposes of the Tax Act. Dividends received or deemed to be received by a Holder who is an individual will be subject to the gross-up and dividend tax credit rules generally applicable to taxable dividends received by an individual from taxable Canadian corporations. A Holder that is a corporation generally will be entitled to deduct the amount of the dividend received or deemed to be received in computing its taxable income. A Holder that is a "private corporation" or "subject corporation" (as such terms are defined in the Tax Act) will generally be liable under Part IV of the Tax Act to pay a refundable tax of 33⅓% of the dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the Holder's taxable income.

Disposition of the Common Shares

A disposition or deemed disposition of Common Shares by a Holder will generally give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Holder of the Common Shares immediately before the disposition. See " — Capital Gains and Losses" below.

Capital Gains and Losses

One-half of the amount of any capital gain (a "taxable capital gain") realized by a Holder in a taxation year must be included in computing such Holder's income for that year, and one-half of any capital loss (an "allowable capital loss") realized by a Holder in a taxation year may be deducted from any taxable capital gains realized by the Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against taxable capital gains realized in such years, subject to and in accordance with the provisions of the Tax Act. A capital loss realized by certain Holders in respect of the disposition or deemed disposition of Common Shares may be reduced in certain circumstances by the amount of any dividends, including deemed dividends, that have been received by such Holders on the Common Shares to the extent and in the manner provided for in the Tax Act.

A holder that is a Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on investment income, including taxable capital gains.

Alternative Minimum Tax

Individuals, including certain trusts, are subject to an alternative minimum tax. Dividends received or deemed to be received on the Common Shares and capital gains realized on a disposition or deemed disposition of Common Shares or Subordinated Notes may increase a Holder's liability for alternative minimum tax. Holders should consult their own advisors with respect to alternative minimum tax.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Hodgson Russ LLP, U.S. tax counsel to the Issuer, Medical Facilities USA and the Founding Partnerships and Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. tax counsel to the Underwriters (together, "U.S. Tax Counsel") the following summary describes, as of the date of this prospectus, the material U.S. federal income tax considerations applicable to Non-U.S. Holders, as defined below, with respect to the purchase, ownership and disposition of IPSs. This summary is directed only to prospective purchasers of IPSs in this Offering who are not U.S. persons under the *U.S. Internal Revenue Code* (the "Code"). In addition to this summary, see "Risk Factors — U.S. Federal Income Tax Risks".

This summary is of a general nature only and is not intended to be legal or tax advice to any prospective purchaser of IPSs or Subordinated Notes sold separately, and is not a substitute for careful tax planning and advice. Prospective purchasers should consult their own tax advisors in determining the application to them of the U.S. federal income tax consequences set forth below and any other tax consequences to them of the purchase, ownership and any other U.S. federal, state, local, foreign or other tax consequences to them of the purchase, ownership and disposition of IPSs, Subordinated Notes or Common Shares.

Prospective purchasers of IPSs should note that no rulings have been or will be sought from the IRS with respect to any of the U.S. federal income tax issues discussed in this summary. No statutory, administrative or judicial

authority directly addresses the treatment of IPSs or instruments similar to IPSs for U.S. federal income tax purposes. As a result, there can be no assurance that the U.S. Internal Revenue Service (''IRS'') will not successfully challenge the conclusions reached in this summary. U.S. federal income tax treatment that is different from the conclusions reached in this summary could result in reduced payments to Non-U.S. Holders.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to Non- U.S. Holders in light of their personal circumstances. This summary does not address the U.S. federal income taxation of Non-U.S. Holders whose income from the ownership or disposition of IPSs, Subordinated Notes or Common Shares is effectively connected with the conduct of a trade or business within the United States under the Code, nor does this summary address the U.S. federal income taxation of Non-U.S. Holders subject to special treatment under U.S. federal income tax laws, such as U.S. expatriates, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, investors in pass-through entities that are subject to special treatment under the Code, Non-U.S. Holders that are engaged in the conduct of a U.S. trade or business, financial institutions, broker-dealers, life insurance companies and tax-exempt organizations or who hold the IPS, Subordinated Notes or Common Shares through another entity. If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds IPSs, Subordinated Notes or Common Shares, the tax treatment of the partner will generally depend upon the status of the partner and the activities of the partnership. Non-U.S. Holders who are partners of a partnership or entity or arrangement treated as a partnership that holds IPSs, Subordinated Notes or Common Shares, should consult their own tax advisors. This summary does not address the U.S. gift or estate tax, state tax or local tax considerations applicable to Non-U.S. Holders, nor does it address any tax consequences applicable to U.S. Holders. This summary is not exhaustive of all possible U.S. federal income tax considerations applicable to an investment in IPSs.

This summary is based on the Code, Treasury Regulations, IRS rulings and official pronouncements, judicial decisions and the Canadian Treaty, all as in effect on the date of this prospectus and all of which are subject to change, possibly with retroactive effect, or different interpretations, which could affect the accuracy of the statements and conclusions set forth below and the U.S. federal income tax consequences to Non-U.S. Holders. This summary is also based on certain certifications and determinations made by the Issuer and an independent financial advisor.

For purposes of this summary, a ''Non-U.S. Holder'' means a Holder that is not: (i) a U.S. citizen; (ii) an individual resident in the United States for U.S. federal income tax purposes; (iii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or a political subdivision thereof; (iv) an estate, the income of which is subject to U.S. federal income tax regardless of the source; or (v) a trust, if (A) a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all of its substantial decisions, or (B) the trust was in existence on August 20, 1996 and has properly elected under applicable Treasury Regulations to continue to be treated as a United States person. A ''U.S. Holder'' means any person that is not a Non-U.S. Holder. For purposes of this summary, the ''Partnerships'' means the Founding Partnerships and OSH, collectively.

Circular 230 Disclosure

To ensure compliance with IRS Circular 230, holders of IPSs are hereby notified that: (a) any discussion of federal tax issues in this prospectus is not intended or written by us to be relied upon, and cannot be relied upon by such holders, for the purpose of avoiding penalties that may be imposed on such holders under the Code; (b) such discussion is written to support the promotion or marketing of the transactions or matters addressed herein; and (c) each holder of an IPS should seek advice based on his, her or its particular circumstances from an independent tax advisor.

Taxation of Non-U.S. Holders

Allocation of Purchase Price

Ownership of IPSs should be treated for U.S. federal income tax purposes as direct ownership of the Subordinated Notes or Common Shares constituting the IPSs. The Issuer intends to treat the IPSs in this manner for all purposes and, by purchasing IPSs, the Non-U.S. Holder agrees to such treatment. However, if the Subordinated Notes were treated as equity rather than debt for U.S. federal income tax purposes (see ''Taxation of the Issuer — Classification of Subordinated Notes as Debt'' below), the ownership of IPSs would be treated as ownership solely of equity of the Issuer. The remainder of this discussion assumes that the Issuer's intended treatment of ownership of an IPS as direct ownership of two separate securities will be respected for U.S. federal income tax purposes.

For U.S. federal income tax purposes, the purchase price of an IPS should be allocated between its constituent Common Share and Subordinated Notes in proportion to the respective fair market values of each at the time of purchase. Such allocation will establish a Non-U.S. Holder's initial tax basis in each of the Common Shares and the Subordinated Notes. For each IPS in this Offering, the Issuer will report the initial fair market value of the constituent Common Share as Cdn$7.35 and the initial fair market value of the constituent Subordinated Notes as equal to their face amount of Cdn$5.90 and, by purchasing IPSs in this Offering, the Non-U.S. Holder agrees to such allocation and agrees to not take a contrary position for any purpose.

If this allocation is not respected, it is possible that the Subordinated Notes will be treated as having been issued with original issue discount (''OID''). Assuming a Non-U.S. Holder satisfies the Portfolio Interest Exemption requirements described below under ''Interest Received on Subordinated Notes'', such Non-U.S. Holder would not be subject to withholding with respect to such OID. If a Non-U.S. Holder failed to satisfy those requirements, OID on the Subordinated Notes would be subject to a 30 percent U.S. withholding tax, unless such Non-U.S. Holder otherwise establishes an exemption from or reduced rate of withholding under a tax treaty and satisfies certain documentation requirements. In general, under the Canadian Treaty, Canadian residents would be entitled to a 10 percent withholding tax rate. The remainder of this discussion assumes that the Issuer's allocation of the Offering purchase price will be respected for U.S. federal income tax purposes.

Interest Received on Subordinated Notes

Provided that the Subordinated Notes are respected as debt for U.S. federal income tax purposes (see ''Taxation of the Issuer — Classification of Subordinated Notes as Debt'' below), since more than 80 percent of the assets of the Issuer are U.S. assets, interest paid on the Subordinated Notes will be ''branch interest'' under Section 884 of the Code and will be treated as if paid by a U.S. corporation. As such, interest paid on the Subordinated Notes to Non-U.S. Holders should qualify for the ''Portfolio Interest Exemption'' from U.S. federal income tax, provided that:

(a) the interest is not effectively connected with such Non-U.S. Holder's conduct of a trade or business within the U.S.;

(b) such Non-U.S. Holder does not actually or constructively own 10 percent or more of the total combined voting power of all classes of the Company's stock entitled to vote, within the meaning of Section 871(h)(3) of the Code;

(c) such Non-U.S. Holder is not a controlled foreign corporation, within the meaning of Section 957(a) of the Code, that is related, within the meaning of Section 864(d)(4) of the Code, to the Company through stock ownership;

(d) such Non-U.S. Holder is not a bank whose receipt of interest on a note is an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

(e) either: (i) the Non-U.S. Holder certifies to the Issuer or its agent on IRS Form W-8BEN (or a suitable substitute or successor form) under penalties of perjury that such Non-U.S. Holder is not a ''United States person'' (as defined in the Code) and provides its name and address; (ii) a ''qualified intermediary'' (as defined in applicable Treasury Regulations) receives documentation upon which it can rely to treat the Non-U.S. Holder as not a United States person and provides the Issuer with an IRS Form W-8IMY (or a suitable substitute or successor form); or (iii) certain other documentation requirements are met.

If a Non-U.S. Holder cannot satisfy the requirements of the Portfolio Interest Exemption described above, payments of interest (including payments in respect of OID, if any, on the Subordinated Notes) made to a Non-U.S. Holder will be subject to a 30 percent withholding tax, unless such Non-U.S. Holder provides the withholding agent with a properly executed:

- IRS Form W-8BEN, claiming an exemption from or reduction in withholding under an applicable tax treaty; or
- IRS Form W-8ECI, claiming that interest paid on the note is not subject to withholding tax because it is effectively connected with such Non-U.S. Holder's conduct of a trade or business in the United States.

In general, under the Canadian Treaty, Canadian residents are entitled to the reduced withholding tax rate of 10% on U.S. source interest.

Applicable Treasury Regulations provide alternative methods for satisfying the requirement to provide IRS Forms, as set forth above. Under these Treasury Regulations, in the case of Subordinated Notes held by a foreign intermediary (other than a "qualified intermediary"), or a foreign partnership (other than a "withholding foreign partnership"), the foreign intermediary or partnership, as the case may be, generally must provide an IRS Form W-8IMY and attach thereto an appropriate certification by each beneficial owner or partner.

Distributions with Respect to Common Shares

Provided a Non-U.S. Holder satisfies certain documentation requirements (generally as described in paragraph (e) under "Interest Received on Subordinated Notes" above), and assuming the U.S. "corporate inversion" rules do not apply (as described under "Taxation of the Issuer — Recent U.S. Corporate Inversion Legislation" below) distributions paid with respect to the Common Shares to such Non-U.S. Holder should not be subject to U.S. withholding tax. If such documentation requirements are not satisfied, the Non-U.S. Holder may be subject to backup withholding. See "Information Reporting and Backup Withholding" below.

Disposition, Separation and Recombination of IPSs

A Non-U.S. Holder should not be subject to U.S. federal income tax on any gain realized on the sale, exchange, or other disposition of IPSs, Subordinated Notes or Common Shares unless: (i) the Non-U.S. Holder is an individual who is present in the U.S. for a period or periods aggregating 183 or more days in the taxable year of the disposition and certain other conditions are met; or (ii) the Non-U.S. Holder is a U.S. tax expatriate.

If a Non-U.S. Holder separates an IPS into its constituent Common Share and Subordinated Note or recombines a Common Share with a Subordinated Note to form an IPS, the Non-U.S. Holder should not recognize gain or loss for U.S. federal income tax purposes upon such separation or recombination. The U.S. federal income tax consequences described in this summary should not be affected by a separation or recombination.

Information Reporting and Backup Withholding

The Issuer will, where required, report to the IRS the amount of any interest paid on the Subordinated Notes and dividends paid on its Common Shares and the amounts, if any, of U.S. federal income tax withheld with respect to such payments. A backup withholding tax may apply to amounts paid by the Issuer with respect to Common Shares held by a Non-U.S. Holder if the Non-U.S. Holder fails to satisfy certain documentation requirements (generally as described in paragraph (e) under "Interest Received on Subordinated Notes" above). In addition, the amount of interest paid to a Non-U.S. Holder and the amount of tax, if any, withheld from such payment must generally be reported annually to such holder and the IRS unless an exception applies. The IRS may make such information available under the provisions of an applicable income tax treaty to the tax authorities in the country in which a Non-U.S. Holder is a resident. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability, provided certain required information is provided to the IRS.

Taxation of the Issuer

Generally

For U.S. federal income tax purposes, the Issuer's distributive share of income arising from the Partnerships' business operations will be effectively connected with a U.S. trade or business ("effectively connected income" or "ECI"), and the Issuer will generally be subject to a 35 percent U.S. federal income tax on its taxable income which is ECI. In computing its taxable income, however, subject to the discussion under "Classification of Subordinated Notes as Debt" and "Earnings Stripping Rules — Section 163(j)" below, the Issuer should be able to deduct interest paid on the Subordinated Notes. In addition to the U.S. federal income tax on taxable income which is ECI, the Issuer may be liable for a 5 percent branch profits tax. See "Branch Profits Tax" below.

Recent U.S. Corporate Inversion Legislation

U.S. federal tax legislation dealing with "corporate inversions" may cause the Issuer to be subject to U.S. tax as a U.S. corporation, rather than as a foreign corporation with U.S. trade or business activities. A "corporate inversion" may occur when a non-U.S. corporation acquires "substantially all" of the equity interests in, or the assets of, a U.S. corporation or partnership, if, after the acquisition, former equity holders of the U.S. corporation or partnership own a specified level of stock in the non-U.S. corporation. As enacted, it is uncertain whether this legislation applies to the

Issuer because the IRS and the U.S. Treasury Department have not yet issued any administrative pronouncements providing guidance on the legislation, which gives wide latitude to these administrative bodies to define key terms and to "prevent the avoidance of the purposes" of the legislation. With respect to the Offering and the Issuer's initial public offering, there is no guidance on how to determine if "substantially all" of the equity interests in, or the assets of, the Partnerships, have been acquired by the Issuer. There is also uncertainty as to whether the Existing Members will be deemed to own stock in the Issuer after the completion of the Offering and related transactions, by reason of the Subco's Exchangeable Interests, thus potentially causing the requisite level of stock ownership to be met in applying the inversion rules.

If the corporate inversion rules apply to the Issuer, this could result in U.S. withholding tax being imposed on dividends paid on the Common Shares to Non-U.S. Holders, among possible other adverse U.S. tax consequences.

Medical Facilities USA Disregarded as an Entity Separate from the Issuer

For U.S. federal income tax purposes, Medical Facilities USA will be disregarded as an entity separate from the Issuer for so long as the Issuer is its sole member. Thus, the Issuer (rather than Medical Facilities USA) will be treated as a partner of the Partnerships, and amounts distributed by the Partnerships to Medical Facilities USA will be treated as distributed by the Partnerships directly to the Issuer.

Issuer Taxed on Distributive Share of Partnership Income

The Partnerships will be treated as partnerships for U.S. federal income tax purposes. As such, the Partnerships will not themselves be subject to U.S. federal income tax. Rather, each Partnership will compute its income, gains, losses, deductions and credits under U.S. tax rules and will allocate such items to its partners, including the Issuer, generally in accordance with their ownership interests. However, assuming that a Section 754 election under the Code is in effect for each Partnership for the taxable year of the Offering, the Issuer's taxable income from each Partnership should be reduced by depreciation and amortization deductions in amounts in excess of amortization and depreciation deduction amounts determined solely on the basis of the Issuer's ownership interest in each Partnership; instead, the amounts of such deductions will generally be determined as if the Issuer had purchased a rateable portion of the assets of such Partnership for an amount equal to the amount paid for its ownership interest in such Partnership.

Each Partnership will be subject to the withholding tax rules of Section 1446 of the Code with respect to non-U.S. owners. Therefore, each Partnership will generally be required to deduct and withhold, on a quarterly basis, 35 percent of the taxable income of such Partnership that is allocable to Medical Facilities USA, and therefore to the Issuer. Any amounts so withheld will be treated for all purposes as distributed to the Issuer. The amounts withheld will be calculated using only income, gains, losses, deductions and credits at the level of each Partnership (including depreciation and amortization deductions allocated to the Issuer). Other deductions, including deductions attributable to other Partnerships and deductions for interest paid on the Subordinated Notes, will not reduce the amount withheld. However, the Section 1446 withholding tax is not an additional tax and will be credited against the U.S. tax liability of the Issuer. Thus, if the amount withheld by all of the Partnerships with respect to the Issuer for a taxable year exceeds the Issuer's actual U.S. federal income tax liability for the year, such excess will be refundable. Provided that the Subordinated Notes are respected as debt for U.S. federal income tax purposes (see "Classification of Subordinated Notes as Debt" below), the Issuer should be able to deduct interest payments on the Subordinated Notes from its taxable income, and accordingly expects a significant portion of such withheld amount to be refundable.

Classification of Subordinated Notes as Debt

U.S. Tax Counsel has advised the Issuer and the Underwriters, as applicable, that the Subordinated Notes issued pursuant to this Offering should be treated as debt for U.S. federal income tax purposes. Such advice is based in part on facts described in this prospectus and on various assumptions, representations and determinations (including those described below). Any alteration of such facts, assumptions, representations or determinations could adversely affect such opinion. However, such advice is not binding on the IRS or the courts, which could disagree. The Issuer intends, and by acquiring Subordinated Notes (directly or as part of an IPS) each holder of Subordinated Notes agrees, to treat the Subordinated Notes as debt of the Issuer for all purposes.

The determination of whether the Subordinated Notes are debt or equity for U.S. federal income tax purposes is based on an analysis of the facts and circumstances. There is no clear statutory definition of debt and its characterization is governed by principles developed in case law, which analyzes numerous factors (with no one factor being dispositive) that are intended to identify the economic substance of the investor's interest in the issuer of the

instrument. U.S. Tax Counsel's determination that the Subordinated Notes should be treated as debt for U.S. federal income tax purposes relies upon certain representations by the Issuer and certain determinations by an independent financial advisor, including determinations substantially to the effect that:

- When taken together and considered as a whole, the term, interest rate, issue price, financial covenants, security and other material economic provisions of the Subordinated Notes are commercially reasonable and are substantially similar to those terms to which an unrelated third party lender, not owning any equity in the Issuer and bargaining at arm's length with the Issuer, would reasonably be expected to agree;
- The aggregate principal amount of the Subordinated Notes in relation to the aggregate capital of the Issuer is commercially reasonable under the circumstances;
- After the completion of this Offering, the ratio of (a) the sum of all debt of the Issuer (including the Subordinated Notes and the Issuer's proportionate share of all debt of the Partnerships) to (b) the fair market value of the Common Shares will be less than 0.4 to one;
- The Issuer reasonably expects to be able to pay interest and principal on the Subordinated Notes when due.

In light of the representations and determinations described above and their relevance to several of the factors analyzed in case law, and taking into account the facts and circumstances relating to the issuance of the Subordinated Notes, in the opinion of U.S. Tax Counsel the Subordinated Notes should be treated as debt for U.S. federal income tax purposes. However, there is no authority that directly addresses the tax treatment of securities similar to the Subordinated Notes which are offered in circumstances similar to this Offering (i.e., as part of a unit that includes common shares of the issuer). In light of this absence of direct authority, U.S. Tax Counsel cannot conclude with certainty that the Subordinated Notes will be treated as debt for U.S. federal income tax purposes, and, although the Issuer intends to take the position that the Subordinated Notes are debt for U.S. federal income tax purposes, there can be no assurance that this position will not be challenged by the IRS. If such a challenge were sustained, interest payments on the Subordinated Notes would be recharacterized as non-deductible distributions with respect to the Issuer's equity, and the Issuer's taxable income and U.S. federal income tax liability would be materially increased. As a result, the Issuer's after-tax cash flow would be reduced and the Issuer's ability to make interest payments on Subordinated Notes and distributions with respect to Common Shares would be materially and adversely impacted. In addition, if such challenge were sustained, interest payments on the Subordinated Notes would be treated for U.S. federal income tax in the same manner as distributions with respect to Common Shares. See "Taxation of Non-U.S. Holders — Distributions with Respect to Common Shares" above.

Even if the IRS accepts the characterization of the Subordinated Notes as debt, there can be no assurance that the IRS will not claim that the interest rate on the Subordinated Notes is in excess of an arm's length rate, or that Non-U.S. Holders paid more for the Subordinated Notes than their face amount. If any such challenge were sustained, the Issuer might not be able to deduct all of the interest paid on the Subordinated Notes and the Issuer's taxable income and U.S. federal income tax liability could be materially increased. As a result, the Issuer's after-tax cash flow could be reduced and the Issuer's ability to make interest payments on Subordinated Notes and distributions with respect to Common Shares could be materially and adversely impacted.

Earnings Stripping Rules — Section 163(j)

Section 163(j) of the Code is another potentially limiting factor on the Issuer's ability to deduct interest paid on the Subordinated Notes. In general, Section 163(j) limits a corporation's deductions for interest paid to related foreign persons exempt from U.S. tax in years that: (i) the debt-to-equity ratio of the U.S. corporate taxpayer exceeds 1.5 to 1 (based on the tax basis of assets) and (ii) the corporation's net interest expense (i.e., the excess of interest expense over interest income) exceeds 50 percent of "adjusted taxable income". Adjusted taxable income is generally defined as the corporation's taxable income before net interest expense, depreciation, and amortization. For purposes of Section 163(j), a corporation and a creditor of the corporation will generally be "related" if the creditor owns, directly or by attribution, more than 50 percent of the corporation by vote or value. Under current law, assuming no Non- U.S. Holder owns more than 50 percent, directly or by attribution, of the Common Shares, Section 163(j) should not apply to limit the Issuer's ability to deduct interest paid on the Subordinated Notes.

Various proposals have been introduced in the U.S. Congress to amend Section 163(j). Prospects for the enactment of such legislation are uncertain. The *American Jobs Creation Act of 2004* requires a comprehensive study of the earnings stripping provisions of Section 163(j) to be completed by June 30, 2005.

Branch Profits Tax

Under the "branch profits tax" rules of Section 884 of the Code (as modified by the Canadian Treaty), distributions from the Partnerships to the Issuer, to the extent such distributions are not in excess of the Issuer's earnings and profits attributable to the Partnerships, will be subject to a 5% tax. If deductions for interest paid on the Subordinated Notes are denied or limited (as discussed above) the Issuer's earnings and profits and hence its liability for branch profits tax could increase. As a result, the Issuer's after-tax cash flow could be reduced and the Issuer's ability to make interest payments on Subordinated Notes and distributions with respect to Common Shares could be materially and adversely impacted.

PURCHASERS' STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or damages in some jurisdictions if the prospectus or any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

GLOSSARY OF TERMS

In this prospectus, the following terms will have the meanings set forth below, unless otherwise indicated:

"**2005 Federal Budget**" means the Canadian Federal Budget announced on February 23, 2005.

"**2004 Budget Proposals**" means the proposed amendments to the Tax Act announced by the Minister of Finance (Canada) on March 23, 2004.

"**Acquisition**" means the acquisition by Medical Facilities USA of a 51% membership ownership in OSH.

"**Acquisition Agreement**" means the agreement among the Issuer, Medical Facilities USA the Existing Members, Subco, Holdco and OSH respecting, among other things, the acquisition by Medical Facilities USA of a 51% membership ownership in OSH.

"**Anti-Kickback Statute**" means the law codified at 42 U.S.C. 1320a-7b(b) and the regulations promulgated thereunder.

"**Black Hills**" means Black Hills Surgery Center, LLP, a South Dakota limited liability partnership.

"**Canadian GAAP**" means the accounting principles generally accepted in Canada.

"**Canadian Treaty**" means the Canada-United States Income Tax Convention, as amended.

"**CDS**" means The Canadian Depository for Securities Limited.

"**Closing**" means the closing of the Offering, including the completion of the transactions contemplated by the Acquisition Agreement.

"**Code**" means the *United States Internal Revenue Code of 1986*, as amended.

"**Combined Business**" means the combined business of the Founding Partnerships and OSH following completion of the Acquisition.

"**Common Shares**" or "**Common Share**" means the common shares in the capital of the Issuer.

"**Continuing Interests**" means the remaining 35% partnership interest in OSH that is not exchangeable for IPSs or transferable by Subco.

"**CPI**" means the consumer price index for Canada as published by the Federal Government of Canada.

"**CRA**" means the Canada Revenue Agency.

"**CT**" means computed tomography, sometimes called CAT scan, which is the use of special x-ray equipment to obtain image data from different angles around the body, and then uses computer processing of the information to show a cross-section of body tissues and organs.

"**Dakota Plains**" means Dakota Plains Surgical Center, LLP, a South Dakota limited liability partnership.

"**Disqualified Recipient**" means (i) any person that owns, directly or indirectly (through ownership of IPSs or otherwise) and after application of the constructive ownership rules of Section 871(h)(3) of the Code, 10% or more of the total combined voting power of all classes of equity of the Issuer entitled to vote, (ii) a controlled foreign corporation related to the Issuer within the meaning of Section 881(c)(3)(C) of the Code, or (iii) a bank described in Section 881(c)(3)(A) of the Code with respect to the Subordinated Notes.

"**EBITDA**" means earnings before interest, income taxes, depreciation and amortization and other non-recurring costs. See "Generally Accepted Accounting Principles".

"**Exchangeable Interests**" means the OSH Exchangeable Interests and the Founders' Exchangeable Securities.

"**Existing Members**" means the existing members of OSH prior to Closing.

"**Founders' Exchange Agreement**" means the agreement dated March 29, 2004 among the Issuer, Medical Facilities USA and each Founding Subcorp regarding various exchange rights.

"**Founders' Exchangeable Securities**" means the 14% partnership interest in each Founding Partnership that is exchangeable for IPSs by the respective Founding Partners, through their ownership interest in the related Founding Holdcorp and Founding Subcorp.

"**Founding Holdcorp**" means in respect of a Founding Partnership, the South Dakota limited liability company which holds 100% of the membership interests in its related Founding Subcorp.

''**Founding Hospital**'' or ''**Founding Hospitals**'' means individually and collectively, the surgical facilities owned by each of Black Hills, Dakota Plains and Sioux Falls, which are licensed under South Dakota Law, as specialty hospitals.

''**Founding Partners**'' means the former partners of the Founding Partnership who sold a portion of their partnership interests in a Founding Partnership to the Issuer on March 29, 2004.

''**Founding Partnership**'' or ''**Founding Partnerships**'' means individually and collectively, Black Hills Surgery Center, LLP, Dakota Plains Surgery Center, LLP and Sioux Falls Surgical Center, LLP, each a South Dakota limited liability partnership.

''**Founding Partnerships' Credit Facilities**'' means the Founding Partnerships' credit facilities in existence on March 29, 2004 in the aggregate amount of US$28 million.

''**Founding Subcorp**'' in respect of a Founding Partnership means the South Dakota limited liability company which holds a 49% partnership interest in its related Founding Partnership.

''**Founding Subcorp Guarantees**'' means the limited cash flow guarantee by each Founding Partnership of the Founding Subcorp Notes.

''**Founding Subcorp Notes**'' means the subordinated notes issued by each Founding Subcorp to their respective Founding Holdcorp.

''**HMOs**'' means health maintenance organizations.

''**Holdco**'' means the Oklahoma limited liability company which holds 100% of the membership interests in Subco.

''**Holder**'' means a holder of IPSs, Subordinated Notes or Common Shares.

''**Indenture**'' means the Subordinated Note Indenture between the Issuer and Computershare Trust Company of Canada dated March 29, 2004, as amended or supplemented.

''**Intercreditor Agreement**'' means the intercreditor agreement among Holdco and the trustee under the Indenture.

''**IRS**'' means the United States Internal Revenue Service.

''**Issuer**'' means Medical Facilities Corporation, a corporation continued under the laws of the Province of British Columbia.

''**Issuer's AIF**'' means the Annual Information Form of the Issuer dated March 28, 2005.

''**Management**'' refers to the management of the Issuer and Medical Facilities USA.

''**Medical Facilities USA**'' means Medical Facilities Holdings (USA), LLC, a limited liability company formed under the laws of Delaware.

''**MFC Partnerships**'' means each of the Founding Partnerships and OSH.

''**MRI**'' means magnetic resonance imaging. With an MRI scan it is possible to take pictures from almost every angle, whereas a CT scan only shows pictures horizontally. There is no ionizing radiation (X-rays) involved in producing an MRI scan.

''**Non-U.S. Holder**'' means a Holder that is not: (i) a U.S. citizen, (ii) an individual resident in the U.S. for U.S. federal income tax purposes, (iii) a corporation or other entity taxable as a corporation created or organized under the laws of the U.S. or a political subdivision thereof, (iv) an estate, the income of which is subject to U.S. federal income tax regardless of the source, or (v) a trust, if (A) a court within the U.S. is able to exercise primary supervision over the trust's administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (B) the trust was in existence on August 20, 1996 and has properly elected under applicable Treasury Regulations to continue to be treated as a United States person.

''**Offering**'' means the public offering of the IPSs under this prospectus.

''**OSH**'' means Oklahoma Spine Hospital, L.L.C., an Oklahoma limited liability company.

''**OSH Credit Facility**'' means the $5 million revolving credit facility extended to OSH with a 5 year maturity as described in ''Credit Facilities''.

''**OSH Exchange Agreement**'' means the agreement among the Issuer, Medical Facilities USA and OSH to be entered into on Closing regarding various exchange rights.

''**OSH Exchangeable Interests**'' means the 14% membership interest in OSH that is exchangeable for IPSs by the respective Existing Members, through their ownership interest in Holdco and Subco.

''**PPOs**'' means preferred provider organizations.

''**Realization Support Covenant**'' has the meaning attributed thereto under ''Description of Subordinated Notes — Security and Guarantees — General''.

''**Retained Interest**'' means the 49% membership interest of Subco in OSH after completion of the Offering and the transactions contemplated in the Acquisition Agreement.

''**SEC**'' means the United States Securities and Exchange Commission.

''**Sioux Falls**'' means Sioux Falls Surgical Center, LLP, a South Dakota limited liability partnership.

''**specialty hospital**'' means a hospital that is licensed as a specialty or specialized hospital.

''**Spine Hospital**'' means the Oklahoma Spine Hospital.

''**Stark Law**'' means the law codified at 42 U.S.C. 1395nn and the regulations promulgated thereunder.

''**Subco**'' means the Oklahoma limited liability company that owns a 49% membership interest in OSH following the acquisition.

''**Subco Guarantee**'' means the limited cash flow guarantee by OSH of the Subco Note as described under ''Description of Subordinated Notes — Subco Note, Subco Guarantee and Intercreditor Agreement''.

''**Subco Note**'' means the subordinated note issued by Subco to Holdco.

''**Subordinated Note Guarantee**'' means the limited cash flow guarantee by OSH and each Founding Partnership of the Subordinated Notes as described under ''Description of Subordinated Notes — Security and Guarantees — Subordinated Note Guarantees''.

''**Subordinated Notes**'' means the 12.5% subordinated notes of the Issuer issued in accordance with the Indenture.

''**surgical facilities**'' means medical facilities where surgical procedures are performed which include, ambulatory surgical centers, specialty hospitals and general hospitals.

''**Tax Act**'' means the *Income Tax Act* (Canada) and the regulations thereunder, in each case in effect on the date hereof.

''**Threshold Amount**'' means for a given year that amount that would represent 5% compounded annual growth over cash flow (calculated in a prescribed manner) for the year ended December 31, 2003 for such Founding Partnership.

''**Treasury Regulations**'' means the U.S. Treasury regulations (including final, temporary and proposed regulations) promulgated under the Code.

''**Trustee**'' means Computershare Trust Company of Canada.

''**Underwriters**'' means BMO Nesbitt Burns Inc., TD Securities Inc., RBC Dominion Securities Inc., Canaccord Capital Corporation and Sprott Securities Inc.

''**Underwriting Agreement**'' means the underwriting agreement among the Issuer and the Underwriters dated June 6, 2005.

''**U.S. GAAP**'' means the accounting principles generally accepted in the United States.

''**U.S. Holder**'' means any Holder that is not a Non-U.S. Holder.

''**U.S. Securities Act**'' means the United States Securities Act of 1933, as amended.

''**U.S. Tax Counsel**'' means Hodgson Russ LLP, counsel to the Issuer, Medical Facilities USA and the Founding Partnerships, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to the Underwriters.

Words importing the singular include the plural and vice versa and words importing any gender include all genders.

AUDITORS CONSENT

We have read the preliminary short form prospectus of Medical Facilities Corporation dated June 6, 2005 relating to the issue and sale of IPSs. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents. We consent to the incorporation by reference in the above-mentioned preliminary short form prospectus of our report to the shareholders of the Company on the consolidated balance sheet as at December 31, 2004 and the consolidated statements of income and deficit and cash flows for the period from March 29, 2004 to December 31, 2004. Our report is dated March 10, 2005.

(signed) KPMG LLP
Chartered Accountants

Toronto, Ontario

INDEX TO FINANCIAL STATEMENTS

Pro forma Consolidated Financial Statements of

MEDICAL FACILITIES CORPORATION

for the year ended December 31, 2004 and
for the three months ended March 31, 2005

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

The Board of Directors
MEDICAL FACILITIES CORPORATION

We have read the accompanying unaudited pro forma consolidated balance sheet of Medical Facilities Corporation as at March 31, 2005 and unaudited pro forma consolidated statements of operations for the three months ended March 31, 2005 and for the year ended December 31, 2004, and have performed the following procedures:

1. Compared the figures in the columns captioned "Medical Facilities Corporation" to the unaudited financial statements of the Corporation as at March 31, 2005 and for the three months then ended, and the audited financial statements of the Corporation for the period ended December 31, 2004, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Oklahoma Spine Hospital, L.L.C." to the unaudited financial statements of Oklahoma Spine Hospital, L.L.C. as at March 31, 2005 and for the three months then ended, and the audited financial statements of Oklahoma Spine Hospital, L.L.C. for the year ended December 31, 2004, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of the Corporation who have responsibility for financial and accounting matters about:

   (a) The basis for determination of the pro forma adjustments; and

   (b) Whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with the published requirements of the Canadian Securities legislation.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the published requirements of the Canadian Securities legislation.

4. Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Medical Facilities Corporation" and "Oklahoma Spine Hospital, L.L.C." as at March 31, 2005 and for the three months then ended, and for the year ended December 31, 2004, and found the amounts in the column captioned "Pro forma consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(Firm Signature)
Chartered Accountants

Toronto, Canada
June ●, 2005

MEDICAL FACILITIES CORPORATION

CONSOLIDATED PRO FORMA BALANCE SHEET
(IN THOUSANDS OF U.S. DOLLARS)
MARCH 31, 2005
(UNAUDITED)

	MFC Consolidated Mar 31 2005 Actual as Reported	Oklahoma Spine Hospital L.L.C. Mar 31 2005 (Parent Only) Actual as Reported	Pro forma adjustments	Notes	Pro forma consolidated
	ASSETS				
Current Assets:					
Cash and cash equivalents	$ 5,150	$ —	$ 6,807	a,b,l	$ 11,957
Accounts receivable	13,974	9,628			23,602
Current portion of note receivable		51			51
Escrow fund deposit		300			300
Medical supplies	1,636	540			2,176
Prepaid expenses & other	546	582		c	1,128
Withholding tax deposited	3,283	—		j	3,283
	24,589	11,101	6,807		42,497
Note receivable	—	211		b	211
Property and equipment	29,652	2,567	255	b	32,474
Restricted cash	3,100	—	1,300	b,l	4,400
Deferred financing costs	8,035	—	1,638	a	9,673
Intangibles	85,458	—	27,373	b	112,831
Goodwill	45,012	—	13,482	b	58,494
	$195,846	$13,879	$ 50,855		$260,580
	LIABILITIES				
Current Liabilities					
Outstanding checks in excess of bank balance	$ —	$ 151	$ (151)	b	$ —
Accounts payable	1,379	1,906			3,285
Due to third party payer	—	30	—		30
Accrued liabilities	3,403	790			4,193
Due to related parties	633	86	(86)	b	633
Accrued interest payable	1,008				1,008
Dividends payable	495				495
Current portion of long-term debt	795	206	(206)	b	795
	7,713	3,169	(443)		10,439
Long-term debt less current portion	23,056	98	1,902	b,d	25,056
Subordinated notes payable	108,153	—	25,632	a	133,785
Minority interests	10,805	—	4,485	b	15,290
Partners equity	—	10,612	(10,612)	b	—
Shareholders' equity					
Share capital	61,961	—	29,891	a	91,852
Deficit	(15,842)	—	—		(15,842)
	46,119	—	29,891		76,010
	$195,846	$13,879	$ 50,855		$260,580

MEDICAL FACILITIES CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
YEAR ENDED DECEMBER 31, 2004
(UNAUDITED)

	MFC Consolidated Mar 29 to Dec 31 2004 As Reported	Oklahoma Spine Hospital L.L.C. Year Ended Dec 31 2004 (Parent Only) As Reported	Pro forma adjustments	Notes	Pro forma consolidated
Facility service revenue	$ 71,991	$42,473	$ 21,948	e	$136,412
EXPENSES					
Salaries and benefits	17,304	7,465	5,499	e	30,268
Drugs and supplies	11,695	15,376	3,550	e	30,621
Other operating expenses	1,155	2,737	614	e	4,506
General and administrative	8,770	3,279	2,553	e	14,602
	38,924	28,857	12,216		79,997
Income before the undernoted	33,067	13,616	9,732		56,415
Depreciation and amortization	7,624	740	4,336	e,f	12,700
Other expenses (income)					
Interest expense (net of interest income)	10,305	32	6,552	e,g,h	16,889
Unrealized loss on foreign currency	11,172	—	(1,300)	e,i	9,872
Other income	(34)	—	(4)	e	(38)
	21,443	32	5,248		26,723
Income before income taxes and minority interest	4,000	12,844	148		16,992
Income tax expense	—	—	—		—
Minority interest	14,941	—	10,558	k	25,499
Net income (loss)	$(10,941)	$12,844	$(10,410)		$ (8,507)
Loss per share					$ (0.3083)

MEDICAL FACILITIES CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
THREE MONTHS ENDED MARCH 31, 2005
(UNAUDITED)

	MFC Consolidated Actual as Reported	Oklahoma Spine Hospital L.L.C. (Parent Only) Actual as Reported	Pro forma adjustments	Notes	Pro forma consolidated
Facility service revenue	$25,426	$11,388	$ —		$36,814
EXPENSES					
Salaries and benefits	6,040	1,968	—		8,008
Drugs and supplies	4,598	4,199	—		8,797
Other operating expenses	459	1,245	—		1,704
General and administrative	2,965	778	—		3,743
	14,062	8,190	—		22,252
Income before undernoted	11,364	3,198	—		14,562
Depreciation and amortization	2,458	148	499	f	3,105
Other expenses (income)					
Interest expense (net of interest income)	3,316	—	835	g,h	4,151
Unrealized Gain on foreign currency	(683)	—	(167)	i	(850)
Other	(57)	—			(57)
	2,576	—	668		3,244
Income before income taxes and minority interest	6,330	3,050	(1,167)		8,213
Income tax expense		—	—		—
Minority interest	5,243	—	1,469	k	6,712
Net income	$ 1,087	$ 3,050	$(2,636)		$ 1,501
Earnings per share					$ 0.054

MEDICAL FACILITIES CORPORATION

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Year Ended December 31, 2004 and Three Months Ended March 31, 2005

(Amounts in thousands of US$, unless otherwise stated)
(Unaudited)

1. Basis of Presentation

The accompanying unaudited pro forma consolidated balance sheet as at March 31, 2005 and the pro forma consolidated statements of income for the year ended December 31, 2004 and the three months ended March 31, 2005 of Medical Facilities Corporation (the "Issuer") have been prepared by the management of the Issuer and give effect to the issuance of Income Participating Securities units (the "Offering") and the acquisition of a 51% indirect interest in Oklahoma Spine Hospital, LLC ("OSH") (the "Acquisition").

The unaudited pro forma consolidated balance sheet has been prepared from information derived from the unaudited condensed balance sheet of the Issuer as at March 31, 2005 and the unaudited condensed consolidated balance sheet of OSH (Parent-Only) as at March 31, 2005 and the adjustments and assumptions outlined below.

The unaudited pro forma consolidated statement of income for the three months ended March 31, 2005 has been derived from the unaudited consolidated statement of income of the Issuer for the three months ended March 31, 2005 and the unaudited condensed statement of income of OSH (Parent-Only) for the three months ended March 31, 2005.

The unaudited pro forma consolidated statement of income for the year ended December 31, 2004 has been derived from the audited consolidated statement of income of the Issuer for the period from March 29, 2004, the date of the Issuer's acquisition of 51% interests in three limited partnerships, each of which owns and operates a surgical hospital ("Founding Partnerships"), to December 31, 2004, the unaudited combined statements of income of the Founding Partnerships acquired by the Issuer on March 29, 2004 for the period from January 1, 2004 to March 28, 2004, and the audited statement of income of OSH (Parent-Only) for the year ended December 31, 2004.

The unaudited pro forma consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The consolidated financial statements of the Issuer have been prepared in accordance with Canadian GAAP. The financial statements of OSH have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), and in all significant respects conform to Canadian GAAP.

The unaudited pro forma consolidated balance sheet gives effect to the adjustments in note 4 as if they had occurred on March 31, 2005. The pro forma consolidated statements of income for the year ended December 31, 2004 and the three months ended March 31, 2005 give effect to the adjustments in note 4 as if the Acquisition and Offering occurred on January 1, 2004. The unaudited pro forma consolidated statement of income for the year ended December 31, 2004 has been prepared to reflect:

(a) the operations of the Founding Partnerships acquired on March 29, 2004 as if they had been owned for the full year ended December 31, 2004, and

(b) the operations of OSH for the year ended December 31, 2004.

The unaudited pro forma consolidated financial statements are not necessarily indicative of the results that would have actually occurred had the transactions been consummated at the dates indicated nor are they necessarily indicative of future operating results or the financial position of the Issuer. The unaudited pro forma consolidated financial statements should be read in conjunction with the description of the proposed transactions and the historical financial statements of the Issuer and OSH located elsewhere in this prospectus.

Upon completion of the Offering and the Acquisition, the Issuer will own, indirectly, 51% of OSH.

2. The Offering

Pursuant to an Underwriting Agreement, the Issuer will sell 5,420,000 Income Participating Securities ("IPS"), on a bought deal basis, at a price of Cdn$13.25 per IPS for net proceeds to the Issuer, after Underwriters' fees, of Cdn$68,224 (US$54,684 based on Bank of Canada noon rate on June 2, 2005), which will be utilized as follows:

Acquisition of OSH	$44,078
Other costs related to acquisition and offering	2,500
Collateral for new currency hedges	1,300
Future withholding tax payments	1,605
Working capital and corporate development	5,201
	$54,684

3. The Acquisition

The Issuer will use an aggregate amount of Cdn$54,991 (US$44,078) from the Offering to purchase a 51% indirect interest in OSH as follows:

(a) $42,349 to acquire a 50% indirect interest in OSH from the existing members of OSH, and

(b) $1,729 to subscribe for a 1% indirect interest in OSH from treasury.

(Amounts in thousands of US$, unless otherwise stated)
(Unaudited)

In connection with the acquisition, the Issuer will use $1,300 from the Offering to collateralize new currency hedging arrangements with respect to the future cash flows from OSH and will retain $1,605 from the Offering to fund future withholding tax payments on distributions it will receive from OSH.

Upon completion of the Acquisition, the existing members of OSH will indirectly hold the remaining 49% interest in OSH.

4. Pro Forma Adjustments

(a) ***Offering:***

The issuance of 5,420,000 IPS pursuant to the Offering for net proceeds of Cdn$68,224 after deducting Underwriters' fees of Cdn$3,591.

The U.S. dollar equivalent of the components of the Offering, based on the Bank of Canada noon rate on June 2, 2005 of Cdn$1.2476 per US$, is:

Subordinated notes	$25,632
Common shares	31,930
	57,562
Underwriters' fees	(2,878)
	$54,864

(b) ***Acquisition***

The Acquisition will be accounted for using the purchase method. The net purchase price, including expenses related to the Acquisition, of $45,778 has been preliminarily allocated to the assets and liabilities of OSH at March 31, 2005 as follows:

Current assets less current liabilities	$ 8,375
Property and equipment	2,822
Note receivable	211
Intangible assets	27,373
Revolving bank indebtedness	(2,000)
Minority interest	(4,485)
	32,296
Goodwill	13,482
	$45,778

Property and equipment includes a fair market value adjustment of $500 for the difference between assumed current value and net book value. The actual determination and allocation of the purchase price will be based upon the assets and liabilities at the effective date of the acquisition and other information available at that date. Accordingly, the actual amounts of each asset and liability will vary from the pro forma amounts and the variations may be material.

(c) ***Deferred Expenses***

Certain costs in connection with the Acquisition and the Offering that have been advanced by OSH are shown as Deferred Expenses and will be repaid out of the proceeds of the Offering.

(d) ***Revolving Bank Loan***

OSH has arranged for a revolving bank loan in the amount of $5,000. In connection with the Acquisition, approximately $5,000 will be drawn under the revolving bank loan to repay other indebtedness, provide collateral deposits for certain hedging arrangements executed by the existing members of OSH with respect to the Cdn$ denominated purchase price, and make certain preclosing distributions to the existing members of OSH. Following closing of the Acquisition and Offering, it is expected that OSH will have cash balances and undrawn capacity under the OSH Credit Facility of at least $3,000, which will be available for working capital and other short-term cash requirements, including timing differences with regard to U.S. withholding taxes.

(e) ***Revenues and Expenses***

To reflect the facility service revenues and related expenses of the Founding Partnerships for the period January 1, 2004 to March 28, 2004.

To reflect estimated additional corporate expenses that would have been incurred for the period January 1, 2004 to March 28, 2004 prior to the Issuer's acquisition of the Founding Partnerships on March 29, 2004.

(Amounts in thousands of US$, unless otherwise stated)

(f) ***Depreciation and Amortization***

For the year ended December 31, 2004, to record:

(a) Depreciation expense in the amount of $50, for the fair value adjustment to property and equipment.

(b) Depreciation expense of $762 in respect of the Founding Centers for the period January 1, 2004 to March 28, 2004.

(c) Amortization, over periods varying from 5 to 15 years, of other intangibles in the amount of $3,524.

For the three months ended March 31, 2005 to record:

(d) Depreciation expense in the amount of $4, for the fair value adjustment to property and equipment.

(e) Amortization, over periods varying from 5 to 15 years, of other intangibles in the amount of $495.

(g) ***Interest Expense***

For the year ended December 31, 2004, to record:

(a) Elimination of historical interest expense in the amount of $54.

(b) Interest expense of $219 related to the Founding Partnerships for the period January 1, 2004 to March 28, 2004.

(c) Estimated interest income of $10 on the foreign exchange contracts collateral for the period January 1, 2004 to March 28, 2004.

(d) Estimated interest expense of $250 with respect to credit line assumed by OSH prior to acquisition.

(e) Estimated interest income of $208 on the proceeds retained for the general corporate and development purposes.

For the three months ended March 31, 2005, to record:

(a) Elimination of historical interest expense in the amount of $10.

(b) Estimated interest expense of $63 with respect to OSH.

(f) Estimated interest income of $52 on the proceeds retained for the general corporate and development purposes.

(h) ***Subordinated Notes***

For the year ended December 31, 2004, to record following items with respect to the 12.5% subordinated notes issued on March 29, 2004:

(a) Interest expense of $2,928 for the period January 1, 2004 to March 28, 2004.

(b) Amortization of debt issue costs of $102 for the period January 1, 2004 to March 28, 2004.

For the year ended December 31, 2004, to record following items with respect to the 12.5% subordinated notes to be issued under the Offering:

(a) Interest expense of $3,241.

(b) Amortization of debt issue costs of $82.

For the three months ended March 31, 2005, to record following items with respect to the 12.5% subordinated notes to be issued under the Offering:

(c) Interest expense of $815.

(d) Amortization of debt issue costs of $20.

(i) ***Unrealized Gains and Losses on Foreign Currency***

To adjust for the gain or loss in the period resulting from the translation of the subordinated notes which are payable in Canadian dollars at the current rates of exchange.

(j) ***Income Taxes***

The Founding Partnerships and OSH (the Centers) are each required to withhold U.S. income tax on operating earnings allocable to the Issuer. The Issuer, when filing its U.S. income tax return, will deduct its expenses from the income allocated to it from the Centers to determine its taxable income and taxes payable thereon. To the extent that the Issuer's U.S. taxes payable are less than the taxes withheld by the Centers, the Issuer will receive a refund of such withheld taxes. For fiscal year 2004 and the three months ended March 31, 2005, the Issuer would have received a full refund of all such withheld tax.

(k) ***Minority Interest***

Adjustment to reflect minority interest of 49% in earnings of Founding Partnerships for the period from January 1, 2004 to March 28, 2004 and minority interest of 49% in OSH for the periods January 1, 2004 to December 31, 2004 and January 1, 2005 to March 31, 2005.

(l) ***Foreign Exchange Contracts***

In connection with the Acquisition and Offering, Medical Facilities USA has entered into additional monthly forward foreign exchange contracts for the 36 months from July 2005 to June 2008, under which Medical Facilities USA will convert an aggregate of US$17,700 into Cdn$21,700.

Medical Facilities USA will use $1,300 from the Offering to collateralize the additional currency hedging arrangements.

OKLAHOMA SPINE HOSPITAL, L.L.C.
(PARENT-ONLY)

Audited Financial Statements as of and
for the years ended December 31, 2004 and 2003

Oklahoma Spine Hospital, L.L.C.
(Parent-Only)

December 31, 2004 and 2003

Contents

Independent Accountants' Report

Members
Oklahoma Spine Hospital, L.L.C.
Oklahoma City, Oklahoma

We have audited the accompanying balance sheets of OKLAHOMA SPINE HOSPITAL, L.L.C. (Parent-only) as of December 31, 2004 and 2003, and the related statements of income, members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Hospital's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OKLAHOMA SPINE HOSPITAL, L.L.C. (Parent-only) as of December 31, 2004 and 2003, and the results of its operations, the changes in its members' equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

March 16, 2005
Tulsa, Oklahoma

Oklahoma Spine Hospital, L.L.C.
(Parent-Only)

Balance Sheets
December 31, 2004 and 2003

	2004	2003 (Restated-*Note 13*)
Assets		
Current Assets		
Cash	$ 242,563	$ —
Patient accounts receivable, net of allowance; 2004-$1,523,000, 2003-$2,000,000	10,671,036	8,233,410
Other receivables	100,739	46,836
Current portion of note receivable	50,504	48,046
Supplies	457,756	1,396,990
Prepaid expenses	437,642	378,928
Total current assets	11,960,240	10,104,210
Note Receivable	223,957	277,142
Property and Equipment, at Cost		
Land improvements	19,056	19,056
Leasehold improvements	1,231,627	1,144,806
Equipment	3,758,617	3,688,386
Furniture and fixtures	506,617	454,721
	5,515,917	5,306,969
Less accumulated depreciation	2,943,477	2,204,477
	2,572,440	3,102,492
Other Assets	—	8,911
	$14,756,637	$13,492,755
Liabilities and Members' Equity		
Current Liabilities		
Outstanding checks in excess of bank balance	$ —	$ 254,421
Current maturities of long-term debt	340,551	683,203
Accounts payable	2,338,707	1,134,269
Accounts payable to related parties	269,255	753,025
Accrued expenses	661,440	748,267
Estimated amount due to third-party payer	30,000	100,000
Total current liabilities	3,639,953	3,673,185
Long-term Debt	139,192	478,863
Members' Equity	10,977,492	9,340,707
	$14,756,637	$13,492,755

See Notes to Financial Statements

Oklahoma Spine Hospital, L.L.C.
(Parent-Only)

Statements of Income
Years Ended December 31, 2004 and 2003

	2004	2003 (Restated-*Note 13*)
Operating Revenues		
Net patient service revenue	$42,438,420	$41,940,261
Other	34,859	66,830
	42,473,279	42,007,091
Operating Expenses		
Salaries and wages	6,106,023	5,492,140
Employee benefits	1,359,368	1,275,148
Purchased services	2,736,646	2,837,826
Supplies and other	15,376,241	13,256,897
Occupancy	1,428,000	1,428,000
Depreciation	740,299	710,281
Provision for uncollectible accounts	1,851,091	1,791,669
	29,597,668	26,791,961
Operating Income	12,875,611	15,215,130
Other Income (Expense)		
Interest income	22,226	32,617
Interest expense	(53,552)	(90,910)
	(31,326)	(58,293)
Net Income	$12,844,285	$15,156,837
Earnings Per Member Unit	$ 122,912	$ 142,989

See Notes to Financial Statements

Oklahoma Spine Hospital, L.L.C.
(Parent-Only)

Statements of Members' Equity
Years Ended December 31, 2004 and 2003

	2004	2003 (Restated-*Note 13*)
Members' Equity, Beginning of Year, as Previously Reported	$ 9,340,707	$12,077,075
Adjustments applicable to prior years (*Note 13*)	—	225,615
Members' Equity, Beginning of Year, as Restated	9,340,707	12,302,690
Net income	12,844,285	15,156,837
Distributions to members	(10,987,500)	(18,253,000)
Sale of member units	—	333,000
Purchase of member units	(220,000)	(198,820)
Members' Equity, End of Year	$ 10,977,492	$ 9,340,707
Distributions Per Member Unit	$ 105,144	$ 172,198

See Notes to Financial Statements

Oklahoma Spine Hospital, L.L.C.
(Parent-Only)

Statements of Cash Flows
Years Ended December 31, 2004 and 2003

	2004	2003 (Restated-*Note 13*)
Operating Activities		
Net income	$12,844,285	$15,156,837
Items not requiring cash		
Depreciation	740,299	710,281
Loss on sale of assets	21,873	—
Changes in		
Patient accounts and other receivables, net	(2,491,529)	1,020,634
Supplies, prepaid expenses and other assets	896,112	103,642
Accounts payable and accrued expenses	577,314	1,000,234
Estimated amount due to third-party payer	(70,000)	(230,000)
Net cash provided by operating activities	12,518,354	17,761,628
Investing Activities		
Principal payments received on notes receivable	50,727	13,899
Proceeds from sale of property and equipment	49,500	—
Purchases of property and equipment	(231,774)	(245,905)
Net cash used in investing activities	(131,547)	(232,006)
Financing Activities		
Principal payments on long-term debt	(682,323)	(647,732)
Distributions to members	(10,987,500)	(18,253,000)
Sale of member units	—	333,000
Purchase of member units	(220,000)	(198,820)
Increase (decrease) in outstanding checks in excess of bank balance	(254,421)	254,421
Net cash used in financing activities	(12,144,244)	(18,512,131)
Increase (Decrease) in Cash	242,563	(982,509)
Cash, Beginning of Year	—	982,509
Cash, End of Year	$ 242,563	$ —
Supplemental Cash Flows Information		
Interest paid	$ 53,552	$ 90,910
Property and equipment purchases in accounts payable	$ 72,653	$ 15,124
Prepaid expenses in accounts payable and accrued expenses	$ 218,658	$ 226,709
Principal payments on notes receivable forgone to offset accounts payable	$ —	$ 33,925

See Notes to Financial Statements

Oklahoma Spine Hospital, L.L.C.
(Parent-Only)

Notes to Financial Statements
December 31, 2004 and 2003

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Oklahoma Spine Hospital, L.L.C. (the Hospital) was organized in 1998 pursuant to the provisions of the Oklahoma Limited Liability Company Act. The Hospital, located in Oklahoma City, Oklahoma, primarily earns revenues by providing inpatient and outpatient health care services.

Basis of Presentation

As required by accounting principles generally accepted in the United States of America, the Hospital has issued and distributed to its members consolidated financial statements that constitute its general-purpose financial statements. The consolidated financial statements include two variable interest entities, Oklahoma Physical Therapy Spine Care-Rehab, LLC (OPT) and Memorial Property Holdings, LLC (MPH), which have common ownership with the Hospital but in which the Hospital has no direct equity interest. The Hospital's consolidated financial statements can be obtained by telephoning the Hospital's chief executive officer at (405) 748-3300.

Also, as permitted by accounting principles generally accepted in the United States of America, the Hospital has issued the accompanying parent-only financial statements. These parent-only financial statements include the accounts of the Hospital and omit the two variable interest entities described above. As discussed in *Note 12*, the Hospital has executed a letter of intent to proceed with a proposed purchase transaction. The proposed transaction involves acquisition by a third party of a 51% ownership interest in the Hospital and does not involve acquisition of any ownership interest in the two variable interest entities.

Limited Liability Company

The Hospital is organized as a limited liability company with one class of members and shall exist until December 31, 2048. In accordance with the operating agreement, members have guaranteed loans made to the Hospital and may be required in the future to guarantee loans made to the Hospital.

Upon the occurrence of any Activating Event or Withdrawal Event (as defined in the operating agreement), the Hospital shall have a continuing right and option to purchase the units and interests of the departing member.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Supplies

The Hospital states supply inventories at the lower of cost, determined using the first-in, first-out method, or market.

Property and Equipment

Property and equipment are depreciated on a straight-line basis over the estimated useful life of each asset. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful lives of the improvements.

Patient Accounts Receivable

The Hospital reports patient accounts receivable for services rendered at net realizable amounts from third-party payers, patients and others. The Hospital provides an allowance for doubtful accounts based upon a review of outstanding receivables, historical collection information and existing economic conditions. As a service to the patient, the Hospital bills third-party payers directly and bills the patient when the patient's liability is determined. Patient accounts receivable are due in full when billed. Accounts are considered delinquent and subsequently written off as bad debts based on individual credit evaluation and specific circumstances of the account.

Net Patient Service Revenue

The Hospital has agreements with third-party payers that provide for payments to the Hospital at amounts different from its established rates. Net patient service revenue is reported at the estimated net realizable amounts from patients, third-party payers and others for services rendered and includes estimated retroactive revenue adjustments. Retroactive adjustments are considered in the recognition of revenue on an estimated basis in the period the related services are rendered and such estimated amounts are revised in future periods as adjustments become known.

Cash Equivalents

The Hospital considers all liquid investments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2004 and 2003.

Fair Value of Financial Instruments

The Hospital's financial instruments include cash, patient and other accounts receivable, a note receivable, estimated amount due to third-party payer, accounts payable and accrued expenses for which their carrying amounts approximate fair value. Fair values of long-term debt at December 31, 2004 and 2003, are based on borrowing rates currently available with similar terms and maturities, as follows:

	2004	2003
Carrying amount	$479,743	$1,162,066
Fair value	$484,630	$1,181,214

Income Taxes

No provision for income taxes or related tax benefits has been made in the accompanying financial statements as the members report their share of the Hospital's taxable income or loss on their respective income tax returns. Individual items of taxable income and deductions are passed through to the individual members of the Hospital, and the ultimate tax liability or benefit depends on each member's respective tax situation.

Earnings per Member Unit

Earnings per member unit have been computed based upon the weighted-average member units outstanding during each year.

Reclassifications

Certain reclassifications have been made to the 2003 financial statements to conform to the 2004 financial statement presentation. These reclassifications had no effect on members' equity or net income.

Canadian Generally Accepted Accounting Principles

The financial statements for the Hospital have been prepared in accordance with accounting principles generally accepted in the United States of America which, in all material respects, conform with Canadian generally accepted accounting principles.

Note 2: Net Patient Service Revenue

The Hospital has agreements with third-party payers that provide for payments to the Hospital at amounts different from its established rates. These payment arrangements include:

- **Medicare** — Inpatient acute care services and substantially all outpatient services rendered to Medicare program beneficiaries are paid at prospectively determined rates per discharge. These rates vary according to a patient classification system that is based on clinical, diagnostic and other factors. The Hospital is reimbursed for certain services at tentative rates with final settlement determined after submission of annual cost reports by the Hospital and audits thereof by the Medicare fiscal intermediary. The Medicare fiscal intermediary has audited the Hospital's cost reports through December 31, 2002.

- **Medicaid** — The Hospital has also been reimbursed for services rendered to patients covered by the state Medicaid program on a prospective basis at set per diem rates and fee schedules with no retroactive adjustment.

Approximately 7% of net patient service revenues are from participation in the Medicare and state-sponsored Medicaid programs for each of the years ended December 31, 2004 and 2003. Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation and change. As a result, it is reasonably possible that recorded estimates may change materially in the near term.

The Hospital has also entered into payment agreements with certain commercial insurance carriers and preferred provider organizations. The basis for payment to the Hospital under these agreements includes prospectively determined rates per discharge, discounts from established charges and prospectively determined daily rates.

The Medicare Modernization Act contains an 18-month moratorium on the development of new physician-owned "specialty hospitals," as such hospitals are defined in the statute, the expansion of services by specialty hospitals and certain ownership changes in specialty hospitals. This moratorium currently is scheduled to expire on June 8, 2005. Management believes that the short-term impact of the Medicare Modernization Act on the Hospital will be immaterial. However, management cannot estimate the long-term impact of this legislation, or future legislation, on the Hospital given the uncertainty involved with the regulatory changes.

Note 3: Concentration of Credit Risk

The Hospital grants credit without collateral to its patients, most of whom are area residents and are insured under third-party payer agreements. The mix of net accounts receivables from patients and third-party payers at December 31, 2004 and 2003, was:

	2004	2003
Medicare and Medicaid	4%	8%
Workers' compensation	40	29
Other third-party payers	46	51
Patients	10	12
	100%	100%

At December 31, 2004, the Hospital's cash accounts exceeded federally insured limits by approximately $1,415,000.

Note 4: Long-term Debt

	2004	2003
Note payable, bank(A)	$183,982	$ 720,570
Note payable, bank(B)	295,761	441,496
	479,743	1,162,066
Less current maturities	340,551	683,203
	$139,192	$ 478,863

(A) Due April 25, 2005; payable $46,456 monthly, including interest at *Wall Street Journal* prime adjusted annually every October 25th (4.75% and 4.00% at December 31, 2004 and 2003, respectively); secured by various equipment.

(B) Due October 25, 2006; payable $14,375 monthly, including interest at *Wall Street Journal* prime adjusted annually every October 25th (limited to a minimum of 7%); secured by equipment and inventory.

Aggregate annual maturities of long-term debt at December 31, 2004, are:

2005	$340,551
2006	139,192
	$479,743

Note 5: Note Receivable

	2004	2003
Note receivable(A)	$274,461	$325,188
Less current portion	50,504	48,046
	$223,957	$277,142

(A) Due $5,257 monthly through November 2009, including interest at 5%, collateralized by equipment sold.

Note 6: Operating Leases

Noncancellable operating leases for various equipment and building rental expire in various years through 2014.

Future minimum lease payments at December 31, 2004, were:

	Nonrelated Party	Related Parties
2005	$38,400	$ 1,544,375
2006	32,000	1,575,000
2007	—	1,575,000
2008	—	1,575,000
2009	—	1,575,000
Later years	—	7,786,625
	$70,400	$15,631,000

Rental expense for all operating leases amounted to approximately $1,695,000 for each of the years ended December 31, 2004 and December 31, 2003.

Note 7: 401(k) Plan

The Hospital has a 401(k) profit-sharing plan covering all employees who have completed six months of service with the Hospital and who are at least 21 years of age. The Hospital's contributions to the plan are determined annually by the Board of Managers and will match the employee's contribution up to $4,000. Hospital contributions to the plan were approximately $322,000 and $294,000 for 2004 and 2003, respectively.

Note 8: Related Party Transactions

The Hospital leases the hospital building from Memorial Property Holdings, L.L.C. (MPH). All of the owners of MPH are also owners of the Hospital. During each of the years ended December 31, 2004 and 2003, the Hospital incurred expenses to MPH of $1,428,000 to rent the hospital building. See *Note 6* for commitment of future rental payments.

The Hospital regularly conducts business with Oklahoma Physical Therapy (OPT) for the purchased services of physical therapy. OPT and the Hospital have a common ownership of approximately 81%. During the years ended December 31, 2004 and 2003, the Hospital had an outstanding payable to OPT in the amount of $7,000 and $495,949, respectively. The Hospital also has an outstanding note receivable from OPT in the amount of $274,461 and $325,188 for the years ended December 31, 2004 and 2003, respectively (see *Note 5*).

Integrated Medical Delivery, L.L.C. (IMD) and the Hospital have common ownership of approximately 45%. IMD and the Hospital have a services agreement whereby IMD provides business office and management services to the Hospital. The agreement was renewed effective July 2001 and ends July 2004, with automatic renewal each three-year period thereafter. The following is a summary of the approximate expenses for those services for the years ended December 31, 2004 and 2003:

	2004	2003
Billing fees	$1,522,000	$1,653,000
Transcription fees	97,000	95,000
Scheduling fees	161,000	161,000
Software equipment rental	65,000	70,000
Management fees	118,000	138,000
Coding fees	80,000	81,000
	$2,043,000	$2,198,000

The Hospital has accounts payable of $262,255 and $257,076 due to IMD at December 31, 2004 and 2003, respectively.

The Hospital leases office space under cancelable operating leases to three physicians that own equity membership units in the Hospital. The Hospital received a total of $47,457 in rental income from the three physicians for each of the years ended December 31, 2004 and 2003. The Hospital also charges these physicians for use of Hospital employees as well as various office supplies and services. The Hospital has accounts receivable of $99,081 and $45,178 due from these physicians at December 31, 2004 and 2003, respectively.

The Hospital entered into a ten (10) year operating lease agreement in March 2004 to lease office space from MM Property Holdings, L.L.C. (MM Property). MM Property is owned by two physicians that also own equity membership units in the Hospital. Rental payments will begin in March 2005 when the office space build out construction is substantially completed. See *Note 6* for commitment of future rental payments.

Note 9: Medical Malpractice Coverage and Claims

The Hospital purchases medical malpractice insurance under a claims-made (occurrence-basis prior to July 1, 2003) policy on a fixed premium. Accounting principles generally accepted in the United States of America require a health care provider to accrue the expense of its share of malpractice claims costs, if any, for any reported and unreported incidents of potential improper professional service occurring during the year by estimating the probable ultimate costs of the incidents. Based on the Hospital's claims experience, no such accrual has been made. It is reasonably possible that this estimate could change materially in the near term.

The medical malpractice insurance provider used by the Hospital prior to and during part of fiscal 2003 has recently experienced financial difficulties. This insurance provider has ceased operations and been placed into receivership by the Oklahoma State Insurance Department as a result of the estimated lack of sufficient reserves to pay anticipated future claims. As a result, the Hospital may be exposed to an increased liability on certain claims. The Hospital considers currently available information provided by various sources in determining its estimated liability, if any, for medical malpractice claims. Events could occur that would cause this estimated liability to change materially in the near term.

Note 10: Earnings per Member Unit

Earnings per member unit are computed based on the weighted average number of units outstanding during each year. Earnings per unit are computed as follows:

	2004	2003
Net income	$12,844,285	$15,156,837
Weighted average member units outstanding	104.5	106.0
Earnings per member unit	$ 122,912	$ 142,989

Note 11: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Allowance for Net Patient Service Revenue Adjustments

Estimates of allowances for adjustments included in net patient service revenue are described in *Notes 1* and *2*.

Accrual for Medical Malpractice Claims

Estimates related to the accrual for medical malpractice claims are described in *Note 9*.

Admitting Physicians

The Hospital is served by one admitting physician whose patients comprise approximately 10% of the Hospital's gross patient service revenue.

Litigation

In the normal course of business, the Hospital is, from time to time, subject to allegations that may or do result in litigation. Some of these allegations are in areas not covered by the Hospital's commercial insurance. The Hospital evaluates such allegations by conducting investigations to determine the validity of each potential claim. Based upon the advice of counsel, management records an estimate of the amount of ultimate expected loss, if any, for each of these matters. Events could occur that would cause the estimate of ultimate loss to differ materially in the near term.

Note 12: Subsequent Events

Sale of Majority Interest

On February 25, 2005, the Hospital executed a letter of intent to proceed with a proposed purchase by Medical Facilities Holdings, LLC (MFC USA), a subsidiary of Medical Facilities Corporation (the Company) of a 51% interest in Oklahoma Spine Hospital, L.L.C. After the closing, which shall occur no later than April 18, 2005, MFC USA will own a 51% interest in the Hospital, and the existing owners will indirectly hold the remaining 49%. The 49% interest will be held directly by a holding entity, all of the interests of which will in turn be held by a further holding entity, which itself will be owned by the current owners of the Hospital in proportion to their current ownership interests. The purchase price to be paid to the owners of the Hospital will be funded in whole or in part by a public offering of income producing securities (IPS) by the Company. The IPSs will consist of common equity and subordinated debt elements.

To facilitate the Company's due diligence investigation, the Hospital has agreed to fund and bear the costs of certain expenses incurred by the Company not to exceed $2,200,000. The Hospital has agreed to periodically deposit lump sums of $200,000 into a trust account, withdrawals from which shall be released to the Company from time to time to pay expenses the Company has incurred. The Hospital has also deposited $300,000 into an escrow account to be governed by the terms of a related escrow agreement signed and effective February 25, 2005. The funds will be released to either the Company or the Hospital under certain situations as defined by the letter of intent and the escrow agreement.

Oklahoma Spine Hospital, L.L.C.
(Parent-Only)

Notes to Financial Statements — (Continued)

Distribution to Members

In January 2005, the Hospital distributed $1,035,000 to its members based on 2004 net income.

Note 13: Restatement of Prior Years' Financial Statements

Fiscal year 2003 and prior years have been restated for an error in revenue cut-off. The restatement increased previously reported 2003 net income by $362,463. An adjustment increasing 2002 net income by $357,073 has been included in the restated 2003 beginning members' equity balance.

Fiscal year 2003 and prior years have also been restated for an error in accrued expenses and property tax expense. This restatement reduced previously reported 2003 net income by $149,284. An adjustment decreasing 2002 net income by $131,458 has been included in the restated 2003 beginning members' equity balance.

OKLAHOMA SPINE HOSPITAL, L.L.C.

(PARENT-ONLY)

Unaudited Financial Statements for the three month periods ended March 31, 2005 and March 31, 2004

Oklahoma Spine Hospital, L.L.C.
(Parent-Only)

Condensed Balance Sheets
March 31, 2005 and 2004

	(Unaudited) March 31, 2005	(Unaudited) March 31, 2004
Assets		
Current Assets		
Cash	$ —	$ 1,383,519
Patient accounts receivable, net of allowance; 2005-$1,524,000, 2004-$2,000,000	9,561,796	7,246,692
Other receivables	66,347	51,171
Current portion of note receivable	51,139	55,276
Escrow fund deposit	300,000	—
Supplies	540,083	471,307
Prepaid expenses	582,007	289,889
Total current assets	11,101,372	9,497,854
Note Receivable	210,931	262,070
Property and Equipment, at Cost		
Land improvements	19,056	19,056
Leasehold improvements	1,277,342	1,144,806
Equipment	3,813,770	3,698,629
Furniture and fixtures	522,263	456,335
	5,632,431	5,318,826
Less accumulated depreciation	3,065,917	2,388,904
	2,566,514	2,929,922
	$13,878,817	$12,689,846
Liabilities and Members' Equity		
Current Liabilities		
Outstanding checks in excess of bank balance	$ 150,377	$ —
Current maturities of long-term debt	205,885	690,253
Accounts payable	1,906,103	2,381,765
Accounts payable to related parties	85,816	315,531
Accrued expenses	790,071	1,081,756
Estimated amount due to third-party payer	30,000	100,000
Total current liabilities	3,168,252	4,569,305
Long-term Debt	98,274	304,159
Members' Equity	10,612,291	7,816,382
	$13,878,817	$12,689,846

See Notes to Condensed Financial Statements

Oklahoma Spine Hospital, L.L.C.
(Parent-Only)

Condensed Statements of Income
Three Months Ended March 31, 2005 and 2004

	(Unaudited) March 31, 2005	(Unaudited) March 31, 2004
Operating Revenues		
Net patient service revenue	$11,374,112	$9,530,441
Other	13,651	15,469
	11,387,763	9,545,910
Operating Expenses		
Salaries and wages	1,566,903	1,577,019
Employee benefits	400,597	359,725
Purchased services	778,074	672,320
Supplies and other	4,199,220	4,281,023
Occupancy	357,000	357,000
Depreciation	146,857	184,427
Provision for uncollectible accounts	888,348	462,718
	8,336,999	7,894,232
Operating Income	3,050,764	1,651,678
Other Income (Expense)		
Interest income	9,065	4,760
Interest expense	(9,530)	(15,763)
	(465)	(11,003)
Net Income	$ 3,050,299	$1,640,675
Earnings Per Member Unit	$ 29,471	$ 15,551

See Notes to Condensed Financial Statements

Oklahoma Spine Hospital, L.L.C.
(Parent-Only)

Condensed Statements of Members' Equity
Three Months Ended March 31, 2005 and 2004

	(Unaudited) March 31, 2005	(Unaudited) March 31, 2004
Members' Equity, Beginning of Year	$10,977,492	$9,340,707
Net income	3,050,299	1,640,675
Distributions to members	(3,415,500)	(3,165,000)
Members' Equity, End of Year	$10,612,291	$7,816,382
Distributions Per Member Unit	$ 33,000	$ 30,000

See Notes to Condensed Financial Statements

Oklahoma Spine Hospital, L.L.C.
(Parent-Only)

Condensed Statements of Cash Flows
Three Months Ended March 31, 2005 and 2004

	(Unaudited) March 31, 2005	(Unaudited) March 31, 2004
Operating Activities		
Net income	$3,050,299	$1,640,675
Item not requiring cash		
Depreciation	146,857	184,427
Changes in Patient accounts and other receivables, net	1,143,632	982,383
Supplies, prepaid expenses and other assets	(274,889)	1,016,584
Accounts payable and accrued expenses	(676,736)	1,165,664
Net cash provided by operating activities	3,389,163	4,989,733
Investing Activities		
Principal payments received on notes receivable	12,391	7,842
Purchases of property and equipment	(203,410)	(26,981)
Net cash used in investing activities	(191,019)	(19,139)
Financing Activities		
Principal payments on long-term debt	(175,584)	(167,654)
Distributions to members	(3,415,500)	(3,165,000)
Increase (decrease) in outstanding checks in excess of bank balance	150,377	(254,421)
Net cash used in financing activities	(3,440,707)	(3,587,075)
Increase (Decrease) in Cash	(242,563)	1,383,519
Cash, Beginning of Year	242,563	—
Cash, End of Year	$ 0	$1,383,519
Supplemental Cash Flows Information		
Interest paid	$ 9,530	$ 15,763
Property and equipment purchases in accounts payable	$ 10,174	$ —
Prepaid expenses in accounts payable and accrued expenses	$ 40,194	$ —

See Notes to Condensed Financial Statements

Oklahoma Spine Hospital, L.L.C.
(Parent-Only)

Notes to Condensed Financial Statements
Three Months Ended March 31, 2005 and 2004

Note 1: Basis of Presentation

The accompanying unaudited condensed financial statements reflect all adjustments that are, in the opinion of the Hospital's management, necessary to fairly present the financial position, results of operations and cash flows of the Hospital. Those adjustments consist only of normal recurring adjustments.

Certain information and note disclosures normally included in the Hospital's annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Hospital's annual financial statements.

As required by accounting principles generally accepted in the United States of America, the Hospital has issued and distributed to its members consolidated financial statements that constitute its general-purpose financial statements as of and for the years ended December 31, 2004 and 2003. The consolidated financial statements include two variable interest entities, Oklahoma Physical Therapy Spine Care-Rehab, LLC (OPT) and Memorial Property Holdings, LLC (MPH), which have common ownership with the Hospital but in which the Hospital has no direct equity interest. The Hospital's consolidated financial statements can be obtained by telephoning the Hospital's chief executive officer at (405) 748-3300.

Also, as permitted by accounting principles generally accepted in the United States of America, the Hospital has issued parent-only financial statements as of and for the years ended December 31, 2004 and 2003. The parent-only financial statements include the accounts of the Hospital and omit the two variable interest entities described above. The accompanying financial statements are for the parent-only as of and for the three months ended March 31, 2005 and 2004.

Note 2: Results of Operations

The results of operations for the interim period are not necessarily indicative of the results to be expected for the full year.

Note 3: Earnings per Member Unit

Earnings per member unit are computed based on the weighted average number of units outstanding during each year. Earnings per unit are computed as follows:

	(Unaudited) March 31, 2005	(Unaudited) March 31, 2004
Net income	$3,050,299	$1,640,675
Weighted average member units outstanding	103.5	105.5
Earnings per member unit	$ 29,471	$ 15,551

CERTIFICATE OF THE ISSUER

Date: June 6, 2005

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 8 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of The *Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Part 6 of *the Securities Act* (New Brunswick), by Section 63 of the *Securities Act* (Nova Scotia), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of *The Securities Act* (Newfoundland and Labrador), by the *Securities Act* (Yukon), by the *Securities Act* (Northwest Territories) and by the *Securities Act* (Nunavut) and the respective regulations under those acts. For the purposes of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

By: (Signed) DR. DONALD SCHELLPFEFFER
Chief Executive Officer

By: (Signed) MICHAEL SALTER
Chief Financial Officer

By: (Signed) SEYMOUR TEMKIN
Director

By: (Signed) ALAN J. DILWORTH
Director

CERTIFICATE OF THE UNDERWRITERS

Date: June 6, 2005

To the best of our knowledge, information and belief, this short form prospectus constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 8 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Part 6 of the *Securities Act* (New Brunswick), by Section 64 of the *Securities Act* (Nova Scotia), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of *The Securities Act* (Newfoundland and Labrador), by the *Securities Act* (Yukon), by the *Securities Act* (Northwest Territories) and by the *Securities Act* (Nunavut) and the respective regulations under those acts. For the purpose of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

BMO NESBITT BURNS INC.

By: (Signed) JAMIE ROGERS

TD SECURITIES INC.

By: (Signed) PETER GIACOMELLI

RBC DOMINION SECURITIES INC.

By: (Signed) WILLIAM WONG

CANACCORD CAPITAL CORPORATION

By: (Signed) RON RIMER

SPROTT SECURITIES INC.

By: (Signed) ROBERT CHALMERS

MEDICAL
FACILITIES
CORPORATION

BOWNE
PRINTED IN CANADA
T17018

Ontario Securities Commission
Commission des valeurs mobilières de l'Ontario
P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8
CP 55, 19e étage
20, rue queen ouest
Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

Medical Facilities Corporation

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Yukon, Nunavut and Northwest Territories have been issued for a Preliminary Short Form Prospectus of the above Issuer dated June 6th, 2005.

DATED at Toronto this 6th day of June, 2005.

Margo Paul

Margo Paul
Director, Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 795345

NOVA SCOTIA
Securities Commission
2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8
Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

Medical Facilities Corporation

Receipt for a Preliminary Short Form Prospectus dated **June 6, 2005** relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.

DATED at Halifax, this 6th day of **June, 2005**.

"Donna M. Gouthro"

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna Gouthro, Corporate
Finance Officer (Analyst)

NOTE: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Short Form Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.

Project # 795345

RECEIVED
2005 OCT 27 P 4: 42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

UNDERWRITING AGREEMENT

June 6, 2005

Medical Facilities Corporation
Medical Facilities Holdings (USA), LLC

Dear Sirs/Mesdames:

BMO Nesbitt Burns Inc., TD Securities Inc., RBC Dominion Securities Inc., Canaccord Capital Corp. and Sprott Securities Inc. (collectively, the "Underwriters") understand that:

(a) Medical Facilities Corporation, a corporation continued under the *Business Corporations Act* (British Columbia) (the "Corporation"), proposes, subject to the terms and conditions contained herein, to sell to the Underwriters, an aggregate of 5,420,000 Income Participating Securities ("IPSs"), representing 5,420,000 common shares in the capital of the Corporation (the "Common Shares") and $31,978,000 aggregate principal amount of the Corporation's 12.5% subordinated notes due 2014 (the "Subordinated Notes"). The 5,420,000 IPSs are referred to herein as the "Offered Securities". Each IPS represents one Common Share and Subordinated Notes with an aggregate principal amount of $5.90. Unless the context otherwise requires, references to the "Underlying Securities" herein shall mean the Common Shares and the Subordinated Notes represented by the IPSs, and references to the "Securities" shall mean the Offered Securities and the Underlying Securities;

(b) the Subordinated Notes will be issued pursuant to the Subordinated Note Indenture dated as of March 29, 2004 (as hereinafter defined) between the Corporation and Computershare Trust Company of Canada, as trustee; and

(c) the Corporation intends to use the net proceeds from the sale of the Offered Securities to acquire (the "OSH Acquisition") an indirect 51% equity interest in Oklahoma Spine Hospital, L.L.C. ("Oklahoma Spine") pursuant to the terms of a purchase agreement (the "Purchase Agreement") dated as of June 2, 2005 and for related transaction expenses, additional hedging collateral and general corporate purposes including additional resources to pursue future acquisitions.

Subject to the terms and conditions set out below, the Underwriters, severally and not jointly, hereby offer to purchase the Offered Securities from the Corporation and, by its acceptance hereof, the Corporation hereby agrees to sell the Offered Securities to the Underwriters at a purchase price of $13.25 per Offered Security, for an aggregate purchase price of $71,815,000.

TERMS AND CONDITIONS

1. Definitions

As used herein, unless the context otherwise requires:

(a) "Black Hills" means Black Hills Surgery Center LLP;

(b) "Closing" means the completion of the issue and sale by the Corporation, and the purchase by the Underwriters, of the Offered Securities pursuant to this Agreement;

(c) "Closing Date" means the date that is five business days after the date of the receipt for the Final Prospectus or such other date as the Corporation and the Underwriters may agree, provided that such date is not later than July 18, 2005;

(d) "Closing Time" means 8:30 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Underwriters may agree;

(e) "Dakota Plains" means Dakota Plains Surgical Center, LLP;

(f) "Equity Holders" means, (i) in respect of a corporation, its shareholders, (ii) in respect of the MFC Partnerships, their partners, (iii) in respect of a limited liability company, its members and (iv) in respect of any other Person, all Persons holding a direct or indirect beneficial interest in such Person;

(g) "Exchange Agreement" means the exchange agreement dated March 29, 2004 among the Corporation, Medical Facilities USA, the Subcos and others;

(h) "Exchangeable Interests" means, with respect to each MFC Partnership, the exchangeable interests under the Exchange Agreement, and means, with respect to Oklahoma Spine, the exchangeable interests under the OSH Exchange Agreement;

(i) "Final Prospectus" means the final short form prospectus of the Corporation to be filed in the Qualifying Jurisdictions in respect of the Offering, and includes both the English and French language versions thereof and any amendments thereto;

(j) "Global Certificate" has the meaning ascribed thereto in Section 15.1(e);

(k) "Financial Information" has the meaning ascribed thereto in Section 4.3;

(l) "Health Care Laws" means those statutes, rules and regulations, judgments, decrees or orders which are generally applicable to surgery centers, specialty hospitals and diagnostic centers operating in the United States as described in the section of the Prospectus captioned "Regulation" including, without limitation, (i) health care licensure, permit, certificate of need and medical waste requirements, (ii) Titles XVIII, XIX and XXI of the Social Security Act (United States); (iii) the federal Physician Self Referral Law, 42 U.S.C. ss. 1395nn (United States) and the regulations promulgated thereunder; (iv) the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No, 104-191) (United States) and the regulations promulgated thereunder, (v) federal laws and the regulations promulgated thereunder governing Medicare or Medicaid programs, including, without limitation, the Medicare and Medicaid Patient and Protection Act, 42 U.S.C. ss. 1320a-7 (United States), (vi) the federal TRICARE statute, 10 U.S.C. ss. 1071 et seq. (United States); (vii) the Federal Civil False Claims Act, 31 U.S.C. (ss.)(ss.) 3729 et seq. (United States), (viii) the Federal Criminal False Claims Act, 18 U.S.C . (ss.) 287 (United States), (ix) the False Statements Relating to Health Care Matters Act, 13 U.S.C. (ss.) 1035 (United States), (x) the Health Care Fraud Act, 18 U.S.C. (ss.) 1347 (United States) and (xi) published state statutes, rules and regulations, concerning matters similar to (ii) through (x) above;

(m) "Holding Entities" means Black Hills Surgical Physicians, LLC, Dakota Plains Surgical Physicians, LLC and Sioux Falls Surgical Physicians, LLC, and "Holding Entity" means any one of them;

(n) "Indenture Trustee" means Computershare Trust Company of Canada;

(o) "Intercreditor Agreement" means the intercreditor agreement dated March 29, 2004 among each of the Holding Entities and the Indenture Trustee;

(p) "material" in respect of the Corporation means material in relation to the Corporation and its Subsidiaries on a consolidated basis;

(q) "Material Agreements" means collectively, the Subordinated Note Indenture, the Supplemental Indenture, the Subordinated Note Guarantees, the Subco Notes, the Subco Note Guarantees, the Non-Solicitation and Non-Competition Agreements, the Operating Agreements, the Partnership Agreements, the Exchange Agreement, the Intercreditor Agreement, the MF Guarantee, the Pledge Agreement, the MF Pledge Agreement and the OSH Material Agreements;

(r) "material change", "material fact" and "misrepresentation" means, with respect to circumstances in which the Securities Laws of a Qualifying Jurisdiction are applicable, a misrepresentation as defined under the Securities Laws of that Qualifying Jurisdiction and, if not so defined or in circumstances in which no particular provincial laws are applicable, a misrepresentation as defined under the *Securities Act* (Ontario);

(s) "Medical Facilities USA" means Medical Facilities Holdings (USA), LLC, a limited liability corporation existing under the State of Delaware;

(t) "MFC Partnerships" means Black Hills, Sioux Falls and Dakota Plains collectively and "MFC Partnership" means each individually;

(u) "MF Guarantee" means the guarantee granted on March 29, 2004 by Medical Facilities USA in favour of the Indenture Trustee in respect of the Subordinated Notes;

(v) "MF Pledge Agreement" means the pledge agreement dated March 29, 2005 pursuant to which Medical Facilities USA has pledged its interest in the MFC Partnerships to the Indenture Trustee;

(w) "MRRS" means the mutual reliance review system procedures provided for under National Policy 43-201, *Mutual Reliance Review System for Prospectuses and Annual Information Forms* among the securities commissions and other securities regulatory authorities in the Qualifying Jurisdictions;

(x) "Non-Solicitation and Non-Competition Agreements" means the non-solicitation, non-disclosure and non-competition agreements dated March 29, 2004 between each MFC Partnership and its related Subco, Holding Entity, each member of that Holding Entity and each Equity Holder of such member;

(y) "Offering" means the public offering of the Offered Securities in the Qualifying Jurisdictions contemplated under this Agreement;

(z) "Offering Documents" means, collectively, the Prospectuses, any Supplemental Material and any amendments and supplements thereto and "Offering Document" means any one of them;

(aa) "Oklahoma Spine" means Oklahoma Spine Hospital, L.L.C., a limited liability company under the laws of Oklahoma;

(bb) "Oklahoma Spine Operating Agreement" means the operating agreement of Oklahoma Spine, to be amended and restated on the Closing Date pursuant to the Purchase Agreement;

(cc) "Operating Agreements" means (i) in respect of each Subco, the operating agreement among the Subco, its related Holding Entity and Medical Facilities USA, (ii) in respect of each Holding Entity, the operating agreement among the Holding Entity and Medical Facilities USA, and (iii) in respect of Medical Facilities USA, the operating agreement among the Corporation, Medical Facilities USA, each Subco and each MFC Partnership;

(dd) "OSH Credit Facility" means the revolving credit facility extended to Oklahoma Spine as described in the Final Prospectus;

(ee) "OSH Exchange Agreement" means the exchange agreement among the Corporation, Medical Facilities USA and OSH Subco to be dated as of the Closing Date;

(ff) "OSH Holdco" means OSH Holdings, L.L.C., a limited liability company under the laws of Oklahoma;

(gg) "OSH Holdco Operating Agreement" means the operating agreement of OSH Holdco, to be amended and restated on the Closing Date pursuant to the Purchase Agreement;

(hh) "OSH Intercreditor Agreement" means the intercreditor agreement to be entered into between OSH Holdco and the Indenture Trustee on the Closing Date;

(ii) "OSH Material Agreements" means the OSH Operating Agreements, OSH Exchange Agreement, OSH Subordinated Note Guarantee, OSH Subco Note, OSH Subco Guarantee, OSH Intercreditor Agreement, OSH Non-Compete Agreements, OSH Credit Facility and Tax Escrow Agreement;

(jj) "OSH Non-Compete Agreements" means the non-solicitation and non-competition agreements to be dated as of the Closing Date among Oklahoma Spine, OSH Subco, OSH Holdco, each member of Oklahoma Holdco and each Equity Holder of such member;

(kk) "OSH Operating Agreements" means the Oklahoma Spine Operating Agreement, the OSH Holdco Operating Agreement and the OSH Subco Operating Agreement;

(ll) "OSH Subco" means OSH Subco, L.L.C., a limited liability company under the laws of Oklahoma;

(mm) "OSH Subco Guarantee" means the limited cash-flow guarantee by Oklahoma Spine of the OSH Subco Note to be dated as of the Closing Date;

(nn) "OSH Subco Note" means the subordinated note issued by OSH Subco to OSH Holdco to be dated as of the Closing Date;

(oo) "OSH Subordinated Note Guarantee" means the limited cash-flow guarantee by Oklahoma Spine of the Subordinated Notes to be dated as of the Closing Date;

(pp) "Partnership Agreements" means in respect of each MFC Partnership, the amended and restated partnership agreement among the MFC Partnership, its related Subco and Medical Facilities USA;

(qq) "Person" means any individual, partnership, limited partnership, limited liability partnership, limited liability corporation, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

(rr) "Pledge Agreement" means the pledge agreement dated as of March 29, 2004 pursuant to which the Corporation pledged its membership interest in Medical Facilities USA to the Indenture Trustee;

(ss) "Preliminary Prospectus" means the preliminary short form prospectus of the Corporation dated not later than June 6, 2005 to be filed in the Qualifying Jurisdictions in respect of the Offering and includes both the English and French language versions thereof and any amendments or supplements thereto;

(tt) "Prospectus" means the Preliminary Prospectus or the Final Prospectus, as the context may require, in the English and French languages and "Prospectuses" means the Preliminary Prospectus and the Final Prospectus;

(uu) "Public Disclosure Documents" means, collectively, each of the following documents:

(i) the annual information form of the Corporation dated March 28, 2005 (the "AIF");

(ii) the audited consolidated financial statements of the Corporation for the period from March 29, 2004 to December 31, 2004, together with the notes thereto and the auditors' report thereon;

(iii) management's discussion and analysis of the financial condition and operations of the Corporation for the period from March 29, 2004 to December 31, 2004;

(iv) the unaudited consolidated financial statements of the Corporation for the three month period ended March 31, 2005, together with the notes thereto;

(v) management's discussion and analysis of the financial condition and operations of the Corporation for the three month period ending March 31, 2005, together with the notes thereto;

(vi) all press releases and material change reports issued by the Corporation since January 1, 2005;

(vii) the press release and material change report issued by the Corporation on June 2, 2005 and June 6, 2005, respectively, in connection with the OSH Acquisition and the Offering; and

(viii) the Preliminary Prospectus, the Final Prospectus and any Supplemental Material;

(vv) "Purchase Agreement" means the agreement dated June 2, 2005 among Okhahoma Spine Hospital, L.L.C., the Corporation, Medical Facilities USA, OSH Holdings L.L.C. and OSH Subco, L.L.C. and each of the individuals set out in Schedule 1.1 thereto;

(ww) "Qualifying Jurisdictions" means each of the provinces and territories of Canada;

(xx) "Securities Commissions" means, collectively, the securities commission or other securities regulatory authority in each of the Qualifying Jurisdictions;

(yy) "Securities Laws" means, collectively, the applicable securities laws of each of the Qualifying Jurisdictions and the respective regulations and rules made and forms prescribed thereunder together with all applicable policies, instruments, blanket orders, notices and rulings of the Securities Commissions;

(zz) "Selling Firms" means any investment dealers and brokers with which the Underwriters have a contractual relationship in connection with the Offering;

(aaa) "Sioux Falls" means Sioux Falls Surgical Center, LLP;

(bbb) "Stock Exchange" means the Toronto Stock Exchange;

(ccc) "Subcos" means collectively Black Hills Surgical, LLC; Dakota Plains Surgical Subco LLC; and Sioux Falls Surgical Subco, LLC; and "Subco" means each of them individually;

(ddd) "Subco Notes" means the 12.5% subordinated notes issued by each Subco on March 29, 2004 in favour of its related Holding Entity;

(eee) "Subco Note Guarantees" means the limited cash flow guarantees granted by each MFC Partnership on March 29, 2004 in favour of its related Holding Entity in respect of the Subco Notes issued by that Subco;

(fff) "Subordinated Note Indenture" means the indenture providing for the issuance of Subordinated Notes dated March 29, 2004 between the Corporation and the Indenture Trustee, as amended or supplemented from time to time;

(ggg) "Subordinated Note Guarantees" means the limited cash flow guarantees dated March 29, 2004 granted by each MFC Partnership in favour of the Indenture Trustee for the benefit of the holders of the Subordinated Notes;

(hhh) "Subordinated Notes" means the 12.5% secured senior subordinated notes issued by the Corporation on March 29, 2004;

(iii) "Subsidiaries" means the subsidiaries of the Corporation, being Medical Facilities USA and each MFC Partnership and, as at the Closing Time, includes Oklahoma Spine;

(jjj) "Supplemental Indenture" means the supplemental indenture between MFC and the Indenture Trustee amending the Subordinated Note Indenture and to be dated as of the Closing Date;

(kkk) "Supplemental Material" means, collectively, any amendment to the Prospectus and any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under applicable Securities Laws relating to the Offering;

(lll) "Tax Act" means the *Income Tax Act* (Canada) and the regulations thereunder;

(mmm) "Tax Escrow Agreement" means the agreement to be entered into on the Closing Date as described in the Purchase Agreement

(nnn) "Trust Company" means Computershare Trust Company of Canada;

(ooo) "Underwriters' Fee" has the meaning given thereto in Section 3.2.

For the purpose of this Agreement, the phrase "knowledge of the Corporation" means the knowledge of the Chief Executive Officer, President and Chief Financial Officer of such corporation, after due enquiry.

2. Qualification

The Corporation shall file the Preliminary Prospectus with the Securities Commissions and shall obtain a Mutual Reliance Review System (the "MRRS") decision document issued by the Ontario Securities Commission (the "OSC"), in its capacity as principal regulator, pursuant to the MRRS evidencing that a receipt has been issued for the Preliminary Prospectus by each of the Securities Commissions as soon as possible after the execution of this Agreement and in any event, notwithstanding that the Corporation has used its best efforts, on or prior to 5:00 p.m. (Toronto time) on June 6, 2005. After all comments of the Securities Commissions have been resolved on a basis satisfactory to the Corporation and the Underwriters, the Corporation shall use its best efforts to file the Prospectus with the Securities Commissions and obtain an MRRS decision document issued by the OSC, in its capacity as principal regulator, pursuant to the MRRS evidencing that a receipt has been issued for the Final Prospectus by each of the Securities Commissions as soon as possible and, in any event ,notwithstanding that the Corporation has used its best efforts, on or prior to 5:00 p.m. (Toronto time) on June 14, 2005.

For greater certainty, the parties agree that if the Corporation fails to file the Final Prospectus on or prior to 5:00 p.m. (Toronto time) on June 14, 2005 for any reason whatsoever (other than a default by one or more of the Underwriters), the Underwriters (or any one of them) shall, in addition to any other rights or remedies they may have hereunder or otherwise at law, be entitled to exercise the termination rights provided for in Section 13.1, subject to compliance with the terms thereof.

3. Underwriters' Obligations and Fee

3.1 The Underwriters shall (and shall require each Selling Firm to agree to) observe all Securities Laws and other laws and regulations or similar enactments applicable in respect of the Offering in each jurisdiction in which they may offer or sell the Offered Securities.

3.2 In consideration for the services of the Underwriters in:

(a) acting as financial advisors to the Corporation;

(b) assisting in the preparation of the Prospectuses; and

(c) distributing the Offered Securities;

the Corporation agrees to pay to the Underwriters a fee equal to 5.00% of the total gross proceeds received by the Corporation from the sale of the Offered Securities (the "Underwriters' Fee"). The Underwriters' Fee is payable at the time, and in the manner, specified in Section 17.

4. Delivery and Translation

4.1 The Corporation shall deliver to the Underwriters, at or prior to the time a Prospectus is presented to the Underwriters for signing, a copy of the Prospectus in the English language signed on behalf of the Corporation in the manner required by the Securities Laws of each of the Qualifying Jurisdictions.

4.2 The Corporation shall deliver to the Underwriters, contemporaneously with or immediately prior to the filing of a Prospectus with the Securities Commissions, a copy of any other document required

to be filed by the Corporation in connection with the filing of the Prospectus under the Securities Laws of each of the Qualifying Jurisdictions.

4.3 The Corporation shall deliver to the Underwriters prior to the time a Prospectus is filed in the French language in the Province of Québec:

(a) a copy of the Prospectus in the French language signed by the Corporation as required by the laws of the Province of Québec;

(b) an opinion of counsel qualified in the Province of Québec addressed to the Underwriters and their counsel to the effect that the signed version of the Prospectus in the French language (other than financial information in the Prospectus specified in such opinion (the "Financial Information")) is in all material respects a complete and proper translation of the Prospectus in the English language and that the French and English language versions of the Prospectus are not susceptible to any materially different interpretations with respect to any material matter contained therein. Notwithstanding the foregoing, to the extent that:

(i) the Corporation receives exemptive relief from the securities regulatory authorities in the Province of Québec to delay filing French translations of certain documents (the "Exempted Documents") incorporated by reference into the Preliminary Prospectus until the filing of the Prospectus; and

(ii) the French translations of the Exempted Documents have not been completed by the time at which the Preliminary Prospectus is filed,

the translation opinions relating to the Preliminary Prospectus need not cover the translation of the Exempted Documents; and

(c) an opinion of the Corporation's auditors addressed to the Underwriters and their counsel to the effect that the Financial Information contained in the Prospectus in the French language is in all material respects a complete and proper translation of the Financial Information contained in the Prospectus in the English language.

Similar opinions as to translation shall be provided to the Underwriters and addressed to the Underwriters and their counsel with respect to any amendment to the Prospectus or other relevant document in the French language at the time the same is presented to the Underwriters for signature or, if the Underwriters' signatures are not required, at or before the time the same is filed with L'Autorité des Marchés Financiers.

4.4 The Corporation shall promptly deliver to the Underwriters:

(a) true and correct copies of any Supplemental Material required to be filed by the Corporation under any applicable Securities Laws prior to completion of the distribution of the Offered Securities to the public; and

(b) upon request by the Underwriters, such additional financial and statistical information (if any) as the Underwriters may reasonably require and is available to, or in the possession of, the Corporation.

4.5 The delivery of the Offering Documents by the Corporation to the Underwriters shall constitute the consent of the Corporation to the use thereof by the Underwriters and by other investment dealers and brokers registered in the Qualifying Jurisdictions for the purpose of the Offering.

5. Commercial Copies

The Corporation shall, as soon as possible but in any event not later than 2:00 (local time) on, in Toronto, the first business day and, in other major centres in Canada, the second business day after the receipt from the OSC of an MRRS decision document for each Prospectus, and within the same number of business days after the execution of any Supplemental Material, cause to be delivered to the Underwriters without charge, commercial copies of the Prospectus (in either the English or French language) and any Supplemental Material in such numbers and to such Canadian cities as the Underwriters may reasonably request by written instructions given by the Underwriters to the Corporation.

6. Due Diligence

From the date hereof up to the Closing Time, the Corporation and Medical Facilities USA shall allow the Underwriters and their representatives to participate fully in the preparation of the Prospectuses and to conduct all due diligence investigations and examinations and to have such access to management of the Corporation as the Underwriters may reasonably require to fulfil the Underwriters' due diligence obligations and to enable the Underwriters to responsibly execute any certificate included in the Prospectuses or otherwise and which is required to be executed by the Underwriters in connection with the Offering, and it shall be a condition precedent to the Underwriters' execution of any certificate in any Offering Document that the Underwriters be satisfied as to the form and content of the document. The Underwriters shall not unreasonably withhold or delay execution of any such document required to be executed by the Underwriters and filed with the Securities Commissions in accordance with the Securities Laws for the purposes of the Offering.

7. Auditors' Comfort Letters

7.1 The Corporation shall deliver to the Underwriters, not later than the time the Underwriters sign the Prospectus, letters from the Corporation's and Oklahoma Spine's respective auditors, addressed to the Underwriters and dated the date of the Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, expressing the opinion of such auditors as to the accuracy of the financial statements and the financial, numerical, statistical and certain other information disclosed or incorporated by reference in the Prospectus and relating to changes and developments since the respective dates as to which such information is given in the Prospectus to a date not more than three business days prior to the date of such letters. These letters shall be in addition to the auditors' letters addressed to the Securities Commissions in each of the Qualifying Jurisdictions, if any. The Corporation shall deliver drafts of such letters to the Underwriters not later than two business days prior to the delivery of the Prospectus to the Underwriters for signing.

7.2 If any financial, numerical, statistical or other information is contained in any Supplemental Material, the Corporation shall deliver or cause to be delivered to the Underwriters at the time of filing of the Supplemental Material with the Securities Commissions a letter from the Corporation's and Oklahoma Spine's respective auditors, addressed to the Underwriters and dated such date, in form and substance satisfactory to the Underwriters, acting reasonably, expressing the opinion of such auditors as to the accuracy of the financial statements, and the financial, numerical and certain other information disclosed in the Supplemental Material to a date not more than three business days to the date of such letters. These letters shall be in addition to the auditors' letters addressed to the Securities Commissions in each of the Qualifying Jurisdictions, if any.

8. Distribution of Offered Securities

8.1 The Underwriters shall offer the Offered Securities for sale to the public in the Qualifying Jurisdictions, directly and through other Selling Firms, only as permitted by and in compliance with applicable Securities Laws and otherwise in accordance with the terms of this Agreement. Each

agreement entered into by the Underwriters with a Selling Firm will contain similar covenants by the Selling Firm.

8.2 The Underwriters shall not (and shall require each Selling Firm to agree not to): (a) directly or indirectly, offer, sell or deliver any Offered Securities or deliver any Offering Documents to any person resident in any jurisdiction other than the Qualifying Jurisdictions; and (b) make use of any "green sheet" or confidential offering memorandum in respect of the Offering that has not first been approved by the Corporation.

For the purposes of this section, the Underwriters shall be entitled to assume that the Offered Securities are qualified for distribution in any Qualifying Jurisdiction following the filing of the Prospectus. Any agreement required to be made by a Selling Firm under this section shall be expressed to be taken in trust for the benefit of the Corporation.

8.3 The Underwriters shall:

(a) use their reasonable efforts to complete the distribution to the public of the Offered Securities as promptly as possible; and

(b) give written notice to the Corporation when, in the opinion of the Underwriters, they have ceased distribution to the public of the Offered Securities and, after the Closing Date, of the total proceeds realized in each of the Qualifying Jurisdictions from such distribution.

8.4 The Underwriters represent and warrant to the Corporation that, for purposes of National Policy 43-102 entitled "*Mutual Reliance and Review System for Prospectuses and Annual Information Forms*", at least one of the Underwriters is registered in each of the Qualifying Jurisdictions.

9. Regulatory Approvals

9.1 The Corporation will file, or cause to be filed, with the Stock Exchange all necessary documents and will use its best efforts to ensure that the IPSs and the underlying Common Shares have been approved for listing and posting for trading on the Stock Exchange prior to the filing of the Prospectus with the Securities Commissions, subject only to satisfaction by the Corporation of customary post-closing conditions imposed by the Stock Exchange in similar circumstances and to meeting public distribution requirements in the case of the posting for trading of the Common Shares.

9.2 The Corporation will make all necessary filings, obtain all necessary regulatory consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated in this Agreement.

10. Representations and Warranties

10.1 Each certificate required to be provided in accordance with the terms of this Agreement, signed by any officer of the Corporation and Medical Facilities USA and delivered to the Underwriters or to Underwriters' counsel, will constitute a representation and warranty by the Corporation and Medical Facilities USA to the Underwriters that the facts and statements therein are true and correct and contain no misrepresentations.

10.2 The Corporation and Medical Facilities USA jointly and severally represent and warrant to the Underwriters that upon the delivery by the Corporation to the Underwriters of any Offering Document, and as of the Closing Time:

(a) all information and statements (except information and statements furnished by and relating solely to the Underwriters) contained in such Offering Document are, at the respective dates of delivery thereof to the Underwriters, and as of the Closing Time, true and correct in all material respects, contain no misrepresentations and constitute full, true and plain disclosure of all material facts relating to the Corporation, its Subsidiaries and the Offered Securities; and

(b) such Offering Document complies fully with the requirements of the Securities Laws, other than as to:

(i) requirements waived by the OSC, as principal regulator under the MRRS; and

(ii) non-material matters of form or similar non-material matters.

10.3 In addition to the representations and warranties contained in Sections 10.1 and 10.2, the Corporation and Medical Facilities USA jointly and severally represent and warrant to the Underwriters as follows:

(a) the Corporation:

(i) is a corporation duly continued and existing under the laws of its jurisdiction of incorporation, and is up to date with respect to all of its corporate filings under those laws; and

(ii) has all necessary corporate power, authority and capacity to own or lease its property and assets and carry on its business as now conducted and described in the Public Disclosure Documents and to execute, deliver and to perform its obligations under each of the Material Agreements to which it is a party;

(b) each of the Subsidiaries:

(i) is a corporation, limited liability company or partnership incorporated, amalgamated, continued or formed, as the case may be, and existing under the laws of its jurisdiction of incorporation, amalgamation, continuation or formation; and

(ii) has all necessary power and capacity to own or lease its assets and carry on its business as now conducted and as described in the Public Disclosure Documents and to execute, deliver and perform its obligations under each of the Material Agreements to which it is a party;

(c) except as disclosed in writing to the Underwriters, the directors of the Corporation and the members of the board of managers of Medical Facilities USA, as disclosed in the Public Disclosure Documents, have been duly appointed as directors and managers of the Corporation and Medical Facilities USA, respectively;

(d) each of the Corporation and Medical Facilities USA has conducted and is conducting its activities in compliance with all applicable laws, rules and regulations, including, without limitation, Health Care Laws, of each jurisdiction in which it carries on its activities or holds investments, except where non-compliance would not, singly or in the aggregate, result in an adverse material change or an adverse material fact or have a material adverse impact on the ability of it to conduct its business or own its assets as disclosed in the Prospectus, and is, or as at the Closing Time will be, duly licensed, registered, accredited

and qualified (including, without limitation, pursuant to Health Care Laws), in all jurisdictions in which it carries on its activities or holds investments to enable its activities to be carried on or its investments to be held as now conducted or held and as described in the Prospectus, except where a failure to be duly licensed, registered or qualified would not, singly or in the aggregate, result in an adverse material change or an adverse material fact or impair the ability of it to conduct its business or own its assets as disclosed in the Prospectus, and other than as disclosed in the Prospectus, all such licences, registrations and qualifications are valid, existing and in good standing, and none of such licences, registrations or qualifications contains any provision, condition or limitation which has or is likely to have any material adverse effect on its business, operations, assets, liabilities, ownership, management, securities, capital, prospects, creditworthiness or condition (financial or otherwise);

(e) to the knowledge of the Corporation, each of the MFC Partnerships has conducted and is conducting and, as at the Closing Time, Oklahoma Spine will be conducting its business or activities in compliance with all applicable laws, rules and regulations, including, without limitation, Health Care Laws, of each jurisdiction in which it carries on business or holds investments, except where non-compliance would not, singly or in the aggregate, result in an adverse material change or an adverse material fact or have a material adverse impact on the ability of such entity to conduct its business or own its assets as disclosed in the Prospectus, and is, or as at the Closing Time will be, duly licensed, registered, accredited, and qualified (including, without limitation, pursuant to Health Care Laws), in all jurisdictions in which it carries on business or holds investments to enable its business or activities to be carried on or its investments to be held as now conducted or held and as described in the Prospectus, except where a failure to be duly licensed, registered or qualified would not, singly or in the aggregate, result in an adverse material change or an adverse material fact or have a material adverse impact on the ability of such entity to conduct its business or own its assets as disclosed in the Prospectus and, other than as disclosed in the Prospectus, all such licences, registrations and qualifications are valid, existing and in good standing, and none of such licences, registrations or qualifications contains any provision, condition or limitation which is or is likely to have any material adverse effect on its business, operations, assets, liabilities, ownership, management, securities, capital, prospects or condition (financial or otherwise); notwithstanding the foregoing, except as would not, singly or in the aggregate, result in an adverse material change or an adverse material fact or have a material adverse impact on the ability of each such entity to conduct its business or own its assets as disclosed in the Prospectus (i) all surgery center, specialty hospital and diagnostic center facilities owned, operated or managed by each such entity (A) is certified for participation or enrollment in the Medicare and Medicaid programs; (B) has the benefit of a current and valid provider contract with the Medicare and Medicaid programs; and (C) is in substantial compliance with the terms and conditions of participation in the Medicare and Medicaid programs and has received all approvals or qualifications necessary for reimbursement, (ii) no such entity has received written notice from the regulatory authorities which enforce the statutory or regulatory provisions in respect of the Medicare or Medicaid programs of any pending or threatened investigations, surveys (other than routine surveys) or decertification proceedings, and each such entity has no reason to believe that any such investigations, surveys or proceedings are pending, threatened or imminent and (iii) during the period for which financial statements are included in the Prospectus, there have been no denials by third party payors of claims for reimbursement for services rendered by any such entity which have not been reflected in such financial statements;

(f) the Corporation is authorized to issue an unlimited number of Common Shares, and pursuant to the Subordinated Note Indenture is authorized to issue an unlimited principal amount of Subordinated Notes, of which, as at the Closing Time, such numbers of IPSs and Common Shares as disclosed in the Prospectus will be issued and outstanding as fully paid securities of the Corporation and such aggregate principal amount of Subordinated Notes as noted in the Prospectus will be outstanding;

(g) Medical Facilities USA is authorized to issue an unlimited number of membership interests and all of the issued and outstanding memberships interests are and will be issued and outstanding as fully paid membership interests registered in the name of the Corporation and are, or will be, as the case may be, free and clear of all liens, mortgages, charges, pledges, encumbrances and other security interests other than as disclosed in the Prospectus;

(h) each of the MFC Partnerships is beneficially owned as to 49% by its respective Subco and as to 51% by Medical Facilities USA and each MFC Partnership's outstanding securities are fully paid and the outstanding securities and partnership interests in each of the MFC Partnerships are free and clear of all liens, mortgages, charges, pledges, encumbrances and other security interests other than as disclosed in the Prospectus;

(i) as at the Closing Time, Oklahoma Spine will be beneficially owned as to 49% by OSH Subco and as to 51% by Medical Facilities USA, its issued and outstanding securities will be fully paid and free and clear of all liens, mortgages, charges, pledges, encumbrances and other security interests except as disclosed in the Prospectus;

(j) as of the Closing Time, no securities exchangeable or convertible into IPSs, Common Shares or Subordinated Notes will be issued and outstanding other than the Offered Securities and the Exchangeable Interests;

(k) the attributes of the Offered Securities are consistent in all material respect with the descriptions thereof in the Offering Documents;

(l) upon issue by the Corporation in accordance with this Agreement the Offered Securities will be validly issued and will be outstanding as fully paid and non-assessable IPSs;

(m) the execution, delivery and performance by each of the Corporation and Medical Facilities USA of this Agreement, the Purchase Agreement and the Material Agreements and other agreements contemplated therein to which it is a party:

  (i) has been, or will be at the Closing Time, validly authorized and approved by its directors and constitutes, will constitute a valid and legally binding instrument enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, reorganization and other laws of general application relating to or affecting creditors' rights and to general principals of equity;

  (ii) will not conflict with, or result in a breach of or default under, any of the terms, conditions or provisions of the constating documents of any of the Corporation or its Subsidiaries or the resolutions of the general partners, shareholders, members or directors as the case may be, of the Corporation or any of the Subsidiaries;

  (iii) will not conflict with, or result in a breach of or default under, any of the Material Agreements, the Purchase Agreement, any other agreements contemplated

therein or any other material agreement or instrument binding or affecting the Corporation or any of its Subsidiaries; and

(iv) will not conflict with, or result in a breach of or default under, any law or any judgment, order or decree of any governmental body, agency, court or arbitrator having jurisdiction over the Corporation or any of the Subsidiaries or any of their respective assets or properties;

(n) except as disclosed in the Public Disclosure Documents, neither the Corporation nor any of the Subsidiaries:

(i) owns, or has entered into any agreement of any nature to acquire, directly or indirectly, any securities, including any trust units of, or other equity or proprietary interest in, any person; or

(ii) has entered into any agreement to acquire or lease any other material businesses, assets or investments other than in the ordinary course of business.

(o) except as disclosed in the Public Disclosure Documents there is no, and as of the Closing Time there will not be any, agreement in force or effect which in any manner affects or will affect the voting or control of any of the issued and outstanding securities of the Corporation or any of the Subsidiaries;

(p) no order ceasing or suspending trading in the securities of the Corporation, prohibiting the sale of such securities or preventing or suspending the use of the Prospectus has been issued to the Corporation or its directors, officers or promoters and, to the knowledge of the Corporation, no investigations or proceedings for such purposes are pending or threatened;

(q) except as disclosed in the Public Disclosure Documents, none of the directors or officers of the Corporation or any of the Subsidiaries or any associate or affiliate of the foregoing, respectively, has, or to the knowledge of the Corporation intends to have, any interest, direct or indirect, in any transaction or any proposed transaction with the Corporation which materially affects, is material to or will materially affect the Corporation;

(r) except as disclosed in the Public Disclosure Documents, there are no actions, suits, proceedings or investigations, whether on behalf of or against the Corporation or any of the Subsidiaries pending, or, to the knowledge of the Corporation, threatened against or affecting the Corporation or any of the Subsidiaries, at law or in equity, before any court, arbitrator or any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may in any way materially adversely affect the business, operations, assets (including information or data related to the estimated value or book value of assets), liabilities, ownership, management, securities, capital, prospects or condition (financial or otherwise) of the Corporation and the Subsidiaries on a consolidated basis, or which questions the validity of the issuance, sale and delivery of the Offered Securities or any action taken or to be taken by Corporation pursuant to or in connection with this Agreement, the Subordinated Note Indenture, the Purchase Agreement, the Material Agreements or the other agreements contemplated therein;

(s) there are no judgments unsatisfied against the Corporation or any of the Subsidiaries or, to the knowledge of the Corporation, any consent decrees or injunctions to which the Corporation or any of the Subsidiaries or their assets or properties are subject;

(t) the Corporation and, to the knowledge of the Corporation, each of the Subsidiaries has filed all federal, provincial, local and foreign tax returns that are required to be filed by it or has requested extensions of the deadlines for filing thereof (except in any case in which the failure so to file would not have a material adverse effect on the business, operations, assets (including information or data related to the estimated value or book value of assets), liabilities, ownership, management, securities, capital, prospects or condition (financial or otherwise) of the Corporation and the Subsidiaries on a consolidated basis), and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except as provided for in its respective financial statements and except for any such assessment, fine or penalty that is currently being contested in good faith;

(u) the Corporation and, to the knowledge of the Corporation, each of the Subsidiaries has established on its books and records reserves that are adequate for the payment of all taxes not yet due and payable and there are no liens, mortgages, charges, pledges, encumbrances or other security interests for taxes on the assets or properties of any of the foregoing entities, except for taxes not yet due, and, to the knowledge of the Corporation, there are no audits pending of the tax returns of the Corporation or any of the Subsidiaries (whether federal, provincial, state, local or foreign), and there are no claims which have been or may be asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any governmental agency of any deficiency that would have a material adverse effect on the business, operations, assets (including information or data related to the estimated value or book value of assets), liabilities, ownership, management, securities, capital, prospects or condition (financial or otherwise) of the Corporation and the Subsidiaries on a consolidated basis;

(v) neither the Canada Revenue Agency, the U.S. Internal Revenue Service nor any other taxation authority, foreign or domestic, has asserted or threatened to assert any assessment, claim or liability for taxes due or to become due in connection with any review or examination of the tax returns of the Corporation or any of the Subsidiaries, (including, without limitation, any predecessor companies);

(w) none of the Corporation or, to the best of the Corporation's knowledge, the Subsidiaries or any other party is in default in the observance or performance of any term or obligation to be performed by it under any agreement or instrument which is material to the Corporation and the Subsidiaries on a consolidated basis, and no event has occurred or, to the knowledge of the Corporation, been threatened which with notice or lapse of time or both would constitute such a default, in any case which default or event would have a material adverse effect on the business, operations, assets (including information or data related to the estimated value or book value of assets), liabilities, ownership, management, securities, capital, prospects or condition (financial or otherwise) of the Corporation and the Subsidiaries on a consolidated basis;

(x) the Corporation and, to the knowledge of the Corporation, each of the Subsidiaries holds all right, title and interest to all assets that are material to its respective business free and clear of all liens or other security interests, other than those interests granted by the Corporation or any Subsidiary to lenders under existing credit facilities (including any encumbrances permitted under the terms thereof) and any other security interests granted in the ordinary course of business;

(y) neither the Corporation nor, to the knowledge of the Corporation, any of the Subsidiaries has any undisclosed liabilities, contingent or otherwise, which materially adversely affects or may materially adversely affect the business, operations, assets (including

information or data related to the estimated value or book value of assets), liabilities, ownership, management, securities, capital, prospects or condition (financial or otherwise) of the Corporation and the Subsidiaries on a consolidated basis;

(z) except as disclosed in the Prospectus, there is no legislation or any other action undertaken by any federal, provincial, municipal or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may materially adversely affect the business, operations, assets (including information or data related to the estimated value or book value of assets), liabilities, ownership, management, securities, capital, prospects or condition (financial or otherwise) of the Corporation and the Subsidiaries on a consolidated basis, including as a result of the OSH Acquisition;

(aa) the financial statements contained in the Public Disclosure Documents were complete and correct as of the date on which they were filed in accordance with the Securities Laws and presented fairly, in all material respects, the financial position of the Corporation and the Subsidiaries, as the case may be, as of such dates, in accordance with Canadian generally accepted accounting principles;

(bb) the auditors of the Corporation, who have audited and reviewed certain of the financial statements included in the public disclosure documents, are independent chartered accountants with respect to the Corporation and its Subsidiaries as required by Securities Laws;

(cc) to the knowledge of the Corporation, each of the Subsidiaries maintains a system of internal accounting control sufficient to provide reasonable assurance that:

(i) transactions will be executed in accordance with the general or specific authorization of its board of directors; and

(ii) transactions will be recorded as necessary to permit preparation of financial statements and conformity with applicable generally accepted accounting principles and to maintain accountability for assets.

(dd) the Corporation and its Subsidiaries have their respective properties and assets insured against loss or damage by insurable hazards or risks on a replacement cost basis. Such insurance coverage is of a type and in an amount typical to the business in which the Corporation and each of its Subsidiaries operates as conducted by a reasonably prudent person. None of the Corporation or its Subsidiaries has made any material claim on any policy of insurance or been refused any insurance coverage sought or applied for. None of the Corporation or its Subsidiaries have any reason to believe that they will not be able to renew their existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue with their businesses at a cost that would not be reasonably expected to have a material adverse effect on business, operations, assets, liabilities, ownership, management, securities, capital, prospects or-condition (financial or otherwise) of such entity;

(ee) the Trust Company, at its principal office in Toronto, has been duly appointed as transfer agent and registrar for the IPSs and Common Shares;

(ff) the Public Disclosure Documents were, at their respective dates of issue or publication, true and correct in all material respects, contained no misrepresentations and were

prepared in accordance with and complied with the Securities Laws applicable to each such document;

(gg) except as described in the Final Prospectus or otherwise disclosed to the Underwriters and except as would not, singly or in the aggregate, result in an adverse material change or an adverse material fact or have a material adverse impact on the ability of such entity to conduct its business or own its assets as disclosed in the Final Prospectus, to the knowledge of the Corporation (A) none of the Subsidiaries nor any of the hospitals owned, leased or operated by them is in violation of any applicable federal, state, local or foreign statute, law, rule, regulation, standard, guide, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health or safety, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances (including, without limitation, asbestos, polychlorinated biphenyls, urea-formaldehyde insulation, petroleum or petroleum products) (collectively, "Hazardous Materials") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling, release or threatened release of Hazardous Materials (collectively, "Environmental Laws"), (B) the Subsidiaries and each of the hospitals owned, leased or operated by them have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Law against Subsidiaries or any of the hospitals owned, leased or operated by them and (D) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Subsidiaries or any of the hospitals owned, leased or operated by them relating to Hazardous Materials or any Environmental Laws;

(hh) to the knowledge of the Corporation, the accounts receivable of the Subsidiaries are recorded based on established billing rates less estimates for contractual allowances to reflect reimbursement arrangements with third party payors such as Medicare, Medicaid, Blue Cross/Blue Shield, private insurance companies, health maintenance organizations, preferred provider organizations, managed care systems and other third party payors; the accounts receivable relating to such third party payors do not and shall not exceed amounts the Subsidiaries are entitled to receive, subject to adjustments to reflect reimbursement arrangements with third party payors and normal discounts in the ordinary course; and accounts receivable of the Subsidiaries are net of estimated allowances for doubtful accounts; the accounts receivable of the Subsidiaries have been and will continue to be adjusted to reflect material changes in the reimbursement policies of third party payors such as Medicare, Medicaid, private insurance companies, health maintenance organizations, preferred provider organizations, managed care systems and other third party payors (including, without limitation, Blue Cross plans); the accounts receivable, after giving effect to the allowance for doubtful accounts, relating to such third party payors do not and shall not materially exceed amounts the Subsidiaries are entitled to receive;

(ii) to the knowledge of the Corporation, none of the Subsidiaries, each Subco, each Holding Entity or their respective officers, directors, stockholders, employees or other agents, acting in an individual capacity, engaged on behalf of any of them in any of the following: (A) knowingly and wilfully making or causing to be made a false statement or representation of a material fact in any applications for any benefit or payment under the Medicare or Medicaid program or from any third party (where applicable federal or state law prohibits such payments to third parties); (B) knowingly and wilfully making or causing to be made any false statement or representation of a material fact for use in determining rights to any benefit or payment under the Medicare or Medicaid program or from any third party (where applicable federal or state law prohibits such payments to third parties); (C) failing to disclose knowledge by a claimant of the occurrence of any event affecting the initial or continued right to any benefit or payment under the Medicare or Medicaid program or from any third party (where applicable federal or state law prohibits such payments to third parties) on its own behalf or on behalf of another, with intent to secure such benefit or payment fraudulently; (D) knowingly and wilfully offering, paying, soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind (a) in return for referring an individual to a Person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part by Medicare or Medicaid or any third party (where applicable federal or state law prohibits such payments to third parties) or (2) in return for purchasing, leasing or ordering or arranging for or recommending the purchasing, leasing or ordering of any good, facility, service, or item for which payment may be made in whole or in part by Medicare or Medicaid or any third party (where applicable federal or state law prohibits such payments to third parties); no individual with an ownership or control interest, as defined in 42 U.S.C. ss. 1320a-3(a)(3), in the Corporation or any of the Subsidiaries, or who is an officer, director or managing employee as defined in 42 U.S.C. ss. 1320a-5(b), of the Corporation or any of the Subsidiaries is a person described in 42 U.S.C. ss. 1320a-7(b)(8)(B);

(jj) to the knowledge of the Corporation, except as specifically disclosed in the Final Prospectus and as would not, singly or in the aggregate, result in an adverse material change or an adverse material fact or have a material adverse impact on the ability of such entity to conduct its business or own its assets as disclosed in the Final Prospectus, there are no recoupments with respect to Medicare, Medicaid, or any other governmental or private health care payor being (i) sought, requested or claimed from (A) the Subsidiaries or (B) the Subcos and the Holding Entities or any physician or health care provider with which the Subsidiaries contract;

(kk) except as disclosed in the Public Disclosure Documents, there has been no adverse material change in the affairs of the Corporation since December 31, 2004 and no undisclosed adverse material fact exists in relation to the IPSs;

(ll) the Corporation has provided the Underwriters with full access to all due diligence materials and information it has compiled with respect to the OSH Acquisition and is not aware of any material misrepresentations or inaccuracies in such material or information;

(mm) except as has been disclosed in writing by the Corporation to the Underwriters and their counsel, the Corporation, Medical Facilities USA and, to the knowledge of the Corporation, its Subsidiaries other than Medical Facilities USA are not aware of any information relating to the OSH Acquisition which could, assuming completion of the OSH Acquisition, reasonably be expected to have a material adverse effect on the business, operations, assets (including information or data related to the estimated value or book value of assets), liabilities, ownership, management, securities, capital, prospects

or condition (financial or otherwise) of the Corporation and its Subsidiaries on a consolidated basis or of Oklahoma Spine;

(nn) except as disclosed in writing by the Corporation to the Underwriters and their counsel, there have been no amendments to the Material Agreements now in force since March 29, 2004;

(oo) the Corporation is eligible under National Instrument 44-101 to use the short form prospectus distribution system to distribute the Offered Securities; and

(pp) the Corporation is exempt from the registration requirements as an investment company under the *U.S. Investment Companies Act of 1940*.

10.4 In addition to the representations and warranties contained in Sections 10.1, 10.2 and 10.3, the Corporation and Medical Facilities USA jointly and severally represent and warrant to the Underwriters that they have no actual knowledge, after due enquiry, that any of the representations and warranties made to the Corporation and Medical Facilities USA by (i) Oklahoma Spine, OSH Holdings, L.L.C. and OSH Subco, L.L.C. set out in Section 11.1 of the Purchase Agreement; and (ii) the members of Oklahoma Spine set out in Section 11.2 of the Purchase Agreement, are true and correct in all material respects.

11. Material Change

11.1 If prior to the completion of the distribution to the public of the Offered Securities (as set forth in the notice referred to in Section 8.3(b)) there shall occur:

(a) any change in the applicable Securities Laws of any Qualifying Jurisdiction which requires the filing of any Supplemental Material; or

(b) any material change or any change in a material fact (in either case whether actual, anticipated, contemplated, proposed or threatened and other than a fact relating solely to the Underwriters) or any event or development involving a prospective material change or change in a material fact in relation to the Corporation or the business of Oklahoma Spine and would have been required to have been stated in the Prospectus or any Supplemental Material had that fact arisen or been discovered on, or prior to, the date of any of the Prospectus or any Supplemental Material,

the Corporation will promptly notify the Underwriters in writing, with full particulars of such actual, anticipated, contemplated, threatened or prospective change, and the Corporation shall, to the reasonable satisfaction of the Underwriters, file promptly and, in any event, within all applicable time limitation periods with the Securities Commissions, a new or amended Prospectus or other Supplemental Material as required under all applicable Securities Laws and shall comply with all other applicable filing and other requirements under the Securities Laws and the rules of the Stock Exchange including, without limitation, any requirements necessary to continue to qualify the Offered Securities for distribution. The Corporation shall deliver to the Underwriters as soon as practicable thereafter the Underwriters' reasonable requirements of commercial copies of any such new or amended Prospectus or Supplemental Material.

11.2 The Corporation will not file any such new or amended Prospectus or other Supplemental Material without first obtaining the written approval of the form and content thereof by the Underwriters, which approval shall not be unreasonably withheld. The Corporation's request for such approval shall, to the extent reasonably possible, be considered and replied to by the Underwriters in sufficient time to enable the Corporation to comply with any time periods required by law.

11.3 Until completion of distribution of the Offered Securities, the Corporation will in good faith discuss with the Underwriters as promptly as possible any circumstance or event which is of such a nature that there is or ought to be consideration given as to whether there may be a material change or change in a material fact or other change for the purposes of this Section 11.

11.4 The Corporation will allow the Underwriters to participate in the preparation of any document required to be prepared and filed in connection with the performance by the Corporation of its obligations under this Section 11 or under Section 4 and, if any such document is required to be signed by the Underwriters, the Underwriters shall be entitled to obtain such reports, comfort letters or opinions as may reasonably be requested by them of a nature similar to those required to be provided in connection with their signing of the Prospectus.

11.5 The Corporation will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of the issuance by any Securities Commission, the Stock Exchange or any other regulatory authority having jurisdiction of any order preventing or suspending the use of any of the Offering Documents or the Offering, or of the institution, threatening or contemplation of any proceeding for any such purpose, or of any request or demand made by any Securities Commission, Stock Exchange or other regulatory authority having jurisdiction for amending or supplementing any of the Offering Documents or for additional information in respect of the Corporation or any of its Subsidiaries or the distribution of the Offered Securities. The Corporation will use commercially reasonable efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal or revocation thereof as expeditiously as possible.

12. <u>Covenants of the Corporation</u>

12.1 The Corporation covenants and agrees with the Underwriters that the Corporation:

(a) will advise the Underwriters, promptly after receiving notice thereof, of the time when the Prospectus or any Supplemental Material has been filed with and receipts therefor have been obtained from each of the Securities Commissions and will provide evidence satisfactory to the Underwriters thereof;

(b) will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i) the issuance by any Securities Commission of any order suspending or preventing the use of any Prospectus or any amendment thereto or any order preventing or suspending the use of any Supplemental Material;

(ii) the suspension of the qualification of the Offered Securities for sale in, or the offering or sale of the Offered Securities in, any of the Qualifying Jurisdictions;

(iii) any proceeding (including any threatened or contemplated proceeding) for any such purposes; or

(iv) any request made by any Securities Commission to amend or supplement the Prospectus or for additional information;

and will use commercially reasonable efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible;

(c) will apply the net proceeds from the sale of the Offered Securities as described under "Use of Proceeds" in the Prospectus;

(d) will execute or use all reasonable commercial efforts to procure the execution of all documents and use all reasonable commercial efforts to take or cause to be taken all such steps as may be reasonably necessary or desirable to fulfil, to the satisfaction of counsel for the Underwriters, all legal requirements to enable the Underwriters to offer the Offered Securities for sale to the public in all of the Qualifying Jurisdictions in accordance with the Securities Laws;

(e) will not, without prior consultation with the Underwriters, for the period commencing on the date hereof and expiring at the Closing Time, issue any press release;

(f) will use all commercially reasonable efforts to complete the OSH Acquisition concurrently with the closing hereunder at the Closing Time, substantially and in all material respects as contemplated in the Purchase Agreement (provided that the Corporation will not be required hereby to waive any condition of closing that it would not otherwise choose, using commercially reasonable judgment, to waive);

(g) will not, without prior consultation with the Underwriters, amend the Purchase Agreement in any material respect;

(h) will not, until after the Closing Date (provided such date occurs prior to the next scheduled declaration of the Corporation's normal monthly distribution, being June 22, 2005), declare or pay a distribution on the issued and outstanding IPSs or any Underlying Securities except the distribution of $0.0917 per IPS payable June 15, 2005 to holders of record on May 31, 2005; and

(i) will provide to the Underwriters prior to the filing of the Preliminary Prospectus and Final Prospectus a certificate substantially in the form to be delivered pursuant to Section 15.1(p)(ii) hereof with respect to the information relating to Oklahoma Spine in the Preliminary Prospectus and Final Prospectus and any Supplemental Material, respectively.

13. <u>Termination by Underwriters in Certain Events</u>

13.1 Each Underwriter will also be entitled to terminate its obligation to purchase the Offered Securities by written notice to that effect given to the Corporation at or prior to the Closing Time if:

(a) any inquiry, investigation or other proceeding is commenced, announced or threatened or any order is issued under or pursuant to any relevant statute or by any stock exchange or other regulatory authority (unless based upon the activities or alleged activities of the Underwriters or their agents) or there is any change of law, or interpretation or administration thereof, which, in the reasonable opinion of that Underwriter, acting in good faith, operates to prevent or restrict the trading in, or which adversely impacts the distribution or the marketability of the Offered Securities;

(b) there occurs any material change (actual, imminent or reasonably expected) in the business, affairs, operations, assets, liabilities (contingent or otherwise), creditworthiness, capital or ownership of the Corporation, and its Subsidiaries on a consolidated basis or of Oklahoma Spine, in either case, howsoever caused, which, in the opinion of that Underwriter, could reasonably be expected to result in the purchasers of a material number of the Offered Securities exercising their right under Securities Laws to withdraw from or rescind their purchase thereof or sue for damages in respect thereof or which has or could reasonably be expected to have a significant adverse effect on the market price or value of the Offered Securities; or

(c) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, including any act of terrorism, war or like event, or any governmental action, law, regulation, inquiry or other occurrence of any nature which, in the reasonable opinion of such Underwriter, materially adversely affects or may materially affect the financial markets in Canada or the United States or the business, operations or affairs of the Corporation and its Subsidiaries, taken as a whole, or the business, operations or affairs of Oklahoma Spine.

13.2 All representations and warranties in this Agreement shall be construed as conditions, and any breach or failure to comply with any such terms and conditions which in the reasonable opinion of any of the Underwriters adversely affects the sale or distribution by it of the Offered Securities shall entitle each Underwriter at any time prior to the Closing Time to terminate its obligations under this Agreement forthwith by written notice to that effect given to the Corporation.

13.3 In the event of any termination of the Underwriters' obligations under this Agreement by one of the Underwriters, the other Underwriters shall be deemed contemporaneously to have terminated their obligations under this Agreement unless the other Underwriters or any of them shall, within 24 hours after notice of termination is given, notify the Corporation that they are assuming the obligations of the Underwriter terminating its obligations. Any termination by any of the Underwriters pursuant to the provisions of this Agreement shall be effected by notice delivered to the Corporation. The rights of termination contained in Section 13 hereof are in addition to any other rights or remedies the Underwriters may have in respect of any default, misrepresentation, act or failure to act of the Corporation and its Subsidiaries in respect of any matters contemplated by this Agreement. In the event of any such termination, there shall be no further liability on the part of the Corporation and its Subsidiaries or the Underwriters except for any liability provided for in Sections 14 and Section 16.

14. <u>Indemnification</u>

14.1 The Corporation and Medical Facilities USA will jointly and severally protect, hold harmless and indemnify each of the Underwriters and their respective affiliates and their respective directors, officers, employees, shareholders and agents (collectively, the "Indemnified Parties" and individually an "Indemnified Party") from and against all losses (other than losses of profit in connection with the distribution of the Offered Securities), claims, damages, liabilities, costs and expenses, including, without limitation, all amounts paid to settle actions or satisfy judgments or awards and all reasonable legal fees and expenses on a solicitor and own client basis (collectively, a "Claim") caused by or arising directly or indirectly by reason of the transactions contemplated in this Agreement including, without limitation:

(a) any breach of or default under any representation, warranty, covenant or agreement of the Corporation and Medical Facilities USA in this Agreement or any other document to be delivered pursuant hereto or the failure of the Corporation or Medical Facilities USA to comply with any of its obligations hereunder or thereunder;

(b) any information or statement (except any information or statement relating to the Underwriters, or any of them, provided by the Underwriters) contained in any of the Offering Documents being or being alleged to be a misrepresentation or untrue or any omission or alleged omission to state in those documents any material fact (except facts relating to the Underwriters or any of them, provided by the Underwriters) required to be stated in those documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(c) any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority or stock exchange or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating to the Underwriters, or any of them, provided by the Underwriters) contained in any of the Offering Documents; preventing or restricting the trading in or the sale or distribution of the Offered Securities; or

(d) the Corporation not complying prior to the completion of the distribution of the Offered Securities with any requirement of any Securities Laws relating to the Offering;

and will reimburse the Indemnified Parties for all reasonable costs, charges and expenses, as incurred, which any of them may pay or incur in connection with investigating or disputing any Claim or action related thereto including the fees and expenses of legal counsel on a solicitor and own client basis. This indemnity will be in addition to any liability which the Corporation may otherwise have.

14.2 If any Claim contemplated by this Section 14 is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this Section 14 comes to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned will notify in writing the Corporation and Medical Facilities USA, as applicable, as soon as reasonably practicable, of the nature of the Claim (provided that any failure to so notify in respect of any potential Claim will not affect the liability of the Indemnifying Parties under this Section 14 except to the extent that any failure to so notify in respect of any actual Claim increases the liability of the Indemnifying Parties under this Section 14. The Indemnifying Parties will, subject to the following, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce the Claim, provided that the defence will be through legal counsel selected by the Indemnifying Party and acceptable to the Indemnified Party, acting reasonably, and no admission of liability will be made by the Indemnifying Party or the Indemnified Party without, in each case, the prior written consent of all the Indemnified Parties affected and the Indemnifying Party, in each case, which consent will not be unreasonably withheld. An Indemnified Party will have the right to employ separate counsel in any such suit and participate in its defence but the fees and expenses of that counsel will be at the expense of the Indemnified Party unless:

(a) the Indemnifying Parties fail to assume the defence of the suit on behalf of the Indemnified Party within ten days of receiving notice of the suit;

(b) the employment of that counsel has been authorized by the Indemnifying Parties; or

(c) the named parties to the suit (including any added or third parties) include the Indemnified Party and the Indemnifying Parties, and he Indemnified Party has been advised in writing by counsel that there are legal defences available to the Indemnified Parties that are different or in addition to those available to the Indemnifying Parties or that representation of the Indemnified Party by counsel for the Indemnifying Parties is inappropriate as a result of the potential or actual conflicting interests of those represented,

(in each of the cases set out in Sections 14.2(a), (b) or (c) the Indemnifying Party will not have the right to assume the defence of the suit on behalf of the Indemnified Party, but the Indemnifying Parties will be liable to pay the reasonable fees and expenses of separate counsel for all Indemnified Parties and, in addition, of local counsel in each applicable jurisdiction on a solicitor and own client basis). Notwithstanding the foregoing, no settlement may be made by an Indemnified Party without the prior written consent of the Indemnifying Parties, which consent will not be unreasonably withheld.

14.3 The rights of indemnity contained in this Section 14 will not inure to the benefit of the Underwriters if the Corporation has complied with the provisions of Sections 4, 5 and 11 and the person asserting any claim contemplated by this Section 14 was not provided with a copy of any Prospectus or Supplemental Material which corrects any untrue statement or information, misrepresentation (for the purposes of Securities Laws or any of them) or omission which is the basis of the Claim and which is required under Securities Laws to be delivered to that person by the Underwriters or members of their banking or selling group (if any).

14.4 The Indemnifying Parties hereby acknowledge and agree that, with respect to this Section 14, the Underwriters are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents and their respective affiliates, directors, officers, employees and agents (collectively, the "Beneficiaries"). In this regard, each of the Underwriters will act as trustee for the Beneficiaries of the covenants of the Indemnifying Parties under this Section 14 with respect to the Beneficiaries and accepts these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

14.5 In order to provide for just and equitable contribution in circumstances in which an indemnity provided in Section 14 would otherwise be available in accordance with its terms but is, for any reason not solely attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Underwriters and the Indemnifying Parties, as the case may be, will contribute to the aggregate of all Claims (other than losses of profits in connection with the distribution of the Offered Securities) of the nature contemplated in Section 14 and suffered or incurred by the Indemnified Parties in proportions reflective of the relative benefits received by the Indemnifying Parties, and any Indemnified Party, as well as their relative fault and any other relevant equitable considerations, as determined by a court of competent jurisdiction; provided that the Underwriters will not in any event be liable to contribute, in the aggregate, any amount in excess of the total Underwriters' Fee or any portion actually received.

14.6 No party who has engaged in any fraud, wilful default, fraudulent misrepresentation, criminal conduct, gross negligence, wilful misconduct or reckless disregard will be entitled to claim indemnification under this Section 14 or contribution under Section 11 from any person who has not engaged in that fraud, fraudulent misrepresentation, criminal conduct, gross negligence, wilful misconduct or reckless disregard.

14.7 For greater certainty, the Indemnifying Parties will not have any obligation to contribute pursuant to Section 14.5 in respect of any Claim except to the extent the indemnity given by it in this Section 14 would have been applicable to that Claim in accordance with its terms, had that indemnity been found to be enforceable and available to the Indemnified Parties.

14.8 The rights to contribution provided in this section will be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law provided that Sections 14.5 and 14.7 will apply, *mutatis mutandis*, in respect of that other right.

14.9 If any Claim is brought in connection with the transactions contemplated by this Agreement and any of the Underwriters is required to testify in connection therewith or is required to respond to procedures designed to discover information relating thereto, it will have the right, acting reasonably; to employ its own counsel in connection therewith, and the fees and disbursements of such counsel in connection therewith as well as its reasonable fees at the normal per diem rate for its directors, officers, employees and agents involved in preparation for and attendance at such proceedings or in so responding and any other reasonable costs and out-of-pocket expenses incurred by it in connection therewith will be paid by the Corporation as they are incurred.

14.10 The obligations under this Section 14 shall apply whether or not the transactions contemplated by this Agreement are completed and shall survive the completion of the transactions contemplated under this Agreement and the termination of this Agreement.

15. Conditions

15.1 The Underwriters' obligations under this Agreement shall be subject to the following conditions being fulfilled at or prior to the Closing Time which conditions the Corporation covenants to fulfil or cause to be fulfilled at or prior to the Closing Time:

(a) the execution and delivery of this Agreement and the creation and issuance of the Offered Securities shall have been duly authorized by all necessary action by the Corporation;

(b) all necessary consents or approvals of the Securities Commissions and other persons with respect to the issuance of the Offered Securities shall have been obtained;

(c) the Purchase Agreement, the OSH Material Agreements and the Supplemental Indenture shall have been executed and delivered by all parties thereto in a form satisfactory to the Underwriters and their counsel acting reasonably and shall remain in full force and effect;

(d) all of the Material Agreements, as amended, shall be in a form satisfactory to the Underwriters and their counsel acting reasonably and shall remain in full force and effect;

(e) the Underwriters shall have received one or more global certificates (collectively, the "Global Certificate") in definitive form representing the Offered Securities duly executed by the Corporation and countersigned and registered in the name of "CDS & Co." by the Corporation's transfer agent against delivery of the aggregate purchase price for the Offered Securities by bank wire transfer to the Corporation in Toronto net of the Underwriting Fee;

(f) the Underwriters and their counsel shall have received a legal opinion, dated the Closing Date addressed to the Underwriters and their counsel, from the Corporation's counsel in form and content to the reasonable satisfaction of counsel to the Underwriters with respect to all such matters as the Underwriters may reasonably request including, without limitation, the following:

(i) the Corporation:

(1) has been duly continued and is validly existing under the laws of the Province of British Columbia; and

(2) has all necessary corporate power, authority and capacity to enable the Corporation to own or lease its property and assets and to carry on its business as described in the Prospectus, to execute, deliver and perform its obligations under this Agreement, to issue, sell and deliver the Offered Securities in accordance with the provisions of this Agreement and to execute, deliver and perform its obligations under each Material Agreement to which it is a party;

(ii) Medical Facilities USA:

(1) is a limited liability company incorporated and organized and validly existing under the laws of the State of Delaware; and

(2) has all necessary power, authority and capacity to own or lease its property and assets and to carry on its business as described in the Prospectus and to execute, deliver and to perform its obligations under each of the Material Agreements to which it is a party;

(iii) each MFC Partnership:

(1) is a limited liability partnership formed and existing under, and is in good standing under, the laws of the State of South Dakota; and

(2) has all necessary power, authority and capacity to own or lease its property and assets and to carry on its business as presently conducted and to execute, deliver and to perform its obligations under each of the Material Agreements to which it is a party;

(iv) Oklahoma Spine:

(1) is a limited liability company incorporated and organized, and validly existing and in good standing, under the laws of the State of Oklahoma; and

(2) has all necessary power, authority and capacity to own or lease its property and assets and carry on its business as described in the Prospectus and to execute, deliver and perform its obligations under each of the Material Agreements which it is a party;

(v) OSH Holdings:

(1) is a limited liability company incorporated and organized, and validly existing and in good standing, under the laws of the State of Oklahoma; and

(2) has all necessary power, authority and capacity to own or lease its property and assets and carry on its business as described in the Prospectus and to execute, deliver and perform its obligations under each of the Material Agreements which it is a party;

(vi) OSH Subco:

(1) is a limited liability company incorporated and organized, and validly existing and in good standing, under the laws of the State of Oklahoma; and

(2) has all necessary power, authority and capacity to own or lease its property and assets and carry on its business as described in the Prospectus and to execute, deliver and perform its obligations under each of the Material Agreements to which it is a party;

(vii) the Corporation is authorized to issue an unlimited number of Common Shares, and pursuant to the Subordinated Note Indenture is authorized to issue an unlimited principal amount of Subordinated Notes, of which, as at the Closing Time, such numbers of IPSs and Common Shares as described in the Prospectus will be issued and outstanding as fully paid securities of the Corporation and such aggregate principal amount of Subordinated Notes as described in the Prospectus will be outstanding;

(viii) Medical Facilities USA is authorized to issue an unlimited number of membership interests and all of the issued and outstanding memberships interests will be issued and outstanding as fully paid membership interests registered in the name of the Corporation;

(ix) each of the MFC Partnerships is beneficially owned as to 49% by its respective Subco and as to 51% by Medical Facilities USA and its issued and outstanding securities are fully paid;

(x) Oklahoma Spine is beneficially owned as to 49% by OSH Subco and as to 51% by Medical Facilities USA and its issued and outstanding securities are fully paid;

(xi) to its knowledge, as of the Closing Time, no securities exchangeable or convertible into IPSs, Common Shares or Subordinated Notes will be issued and outstanding other than the Exchangeable Interests;

(xii) each of the Preliminary Prospectus and the Final Prospectus, in both the French and English languages, and the execution and filing of each of the Preliminary Prospectus and the Final Prospectus, in both the French and English languages, with the Securities Commissions have been duly approved and authorized by all necessary action by the board of directors on behalf of the Corporation, and each of the Preliminary Prospectus and the Final Prospectus, in both the French and English languages, have been duly executed by and on behalf of the Corporation;

(xiii) all necessary action has been taken by the directors of the Corporation to validly create, issue, sell and deliver the Offered Securities to the Underwriters;

(xiv) the Common Shares have been validly authorized and issued and are outstanding as fully paid and non-assessable Common Shares of the Corporation;

(xv) the distribution of the Offered Securities complies, in all material respects, with all laws in the Province of Québec relating to the use of the French language in connection therewith;

(xvi) all necessary action has been taken by each of the Corporation and Medical Facilities USA to which each is a party, to authorize the execution and delivery by the Corporation and Medical Facilities USA, respectively, of this Agreement and the performance of its obligations hereunder and this Agreement, the Purchase Agreement, the Material Agreements and all other agreements contemplated therein have been duly executed and delivered by each of them and constitute legal, valid and binding obligations of each of them enforceable against each of them in accordance with their respective terms, provided that enforcement may be limited by bankruptcy, insolvency and other similar laws of general application affecting the enforcement of creditors' rights generally, and that specific performance, injunctive relief and other equitable remedies may be granted only in the discretion of a court of competent jurisdiction and that rights of indemnity and/or contribution set out in this Agreement may be limited by applicable law;

(xvii) the attributes of the Offered Securities are consistent in all material respects with the descriptions thereof in the Offering Documents;

(xviii) all necessary actions have been taken by each of Oklahoma Spine, OSH Subco and OSH Holdco to authorize the execution and delivery by each of them of the OSH Material Agreements to which it is a party and the performance of its obligations under those Agreements, and those Agreements have been duly executed and delivered (except for the OSH Non-Solicitation and Non-Competition Agreement) by each of them and constitute legal, valid and binding obligations of each of them, enforceable against each of them in accordance with their terms, provided that enforcement may be limited by bankruptcy, insolvency and other similar laws of general application effecting the enforcement of creditors' rights generally and that specific performance, injunctive relief and other equitable remedies may be granted only in the discretion of a court of competent jurisdiction and that rights of indemnity and/or contribution set out in this Agreement may be limited by applicable law;

(xix) all necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled under the laws of each of the Qualifying Jurisdictions in order to qualify the distribution of the Offered Securities through investment dealers or brokers who are registered under applicable legislation of the Qualifying Jurisdictions and who have complied with the relevant provisions of such applicable legislation;

(xx) the form and terms of the certificates for the Subordinated Notes have been approved and adopted by the directors of the Corporation and comply with the requirements of the Subordinated Note Indenture;

(xxi) the form and terms of the certificates for the IPSs have been approved and adopted by the directors of the Corporation and comply with the requirements of the Stock Exchange, if applicable;

(xxii) the Global Certificate has been duly authorized, executed and delivered by the Corporation;

(xxiii) that the Stock Exchange has conditionally approved the listing of the Offered Securities and the Common Shares forming part of the Offered Securities, subject to fulfilling all the customary requirements of the Stock Exchange;

(xxiv) the execution, delivery and performance by the Corporation and Medical Facilities USA of this Agreement, the Purchase Agreement, the Material Agreements to which each is a party and all other agreements contemplated therein:

(A) will not conflict with or result or will result in a breach of or default under any of the terms, conditions or provisions of the constating or organizational documents of either of them or, to the knowledge of the Corporation, any of the Subsidiaries or the resolutions of their respective directors or Equity Holders, as the case may be;

(B) will not conflict with or result or will result in a breach of or default under any of the Material Agreements, the Purchase Agreement or any other agreements contemplated therein or any other material agreement or instrument to which either of them or any of the Subsidiaries is a party;

(C) to counsel's knowledge, will not conflict with or result or will result in a breach of or default under any material licence, registration, accreditation or qualification issued to or held by (x) the Corporation, Medical Facilities

USA or each MFC Partnership, or (y) each Subco, each Holding Entity, Oklahoma Spine, OSH Subco or OSH Holdco;

(D) subject to the provisions of the Stark Act as defined in and as described in the Prospectus will not conflict with or result or will result in a breach of or default under any law (including Health Care Laws) or any judgment, order or decree of any governmental body, agency, court or arbitrator having jurisdiction over the Corporation or any of the Subsidiaries or any of their respective assets or properties; or

(E) will not give conflict with, or result in the breach of, or default under, or give rise to the acceleration of or the maturity of any debt under any material indenture, agreement or instrument binding or affecting any of the Corporation or its Subsidiaries;

(xxv) to counsel's knowledge (other than as specified in the opinion), there are no threatened, pending or actual legal or governmental proceedings to which the Corporation or any of the Subsidiaries is a party or to which any of the material properties of the Corporation or any of the Subsidiaries is subject that are required to be described in the Prospectus and are not so described;

(xxvi) the Offered Securities, (a) subject to general investment provisions, are eligible investments under the statutes listed under the heading "Eligibility for Investment" in the Prospectus without the investor having recourse to the so-called "basket" provisions of such statues, (b) if and when the Common Shares are listed upon a prescribed exchange (which currently includes the Stock Exchange) are qualified investments for a trust governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan or deferred profit sharing plan under the Income Tax Act (Canada) and the regulations thereunder, and (c) based on a certificate of the Corporation, do not constitute foreign property for the purpose of Part XI of the Income Tax Act (Canada); and

(xxvii) the Trust Company, at its principal offices in Vancouver and Toronto, has been duly appointed as the transfer agent and registrar for the IPSs and Common Shares.

The obligation of MFC to deliver the opinions in paragraphs (iv), (v), (vi), (xviii) and (xxiv)(C)(y) of this Section 15.1 is subject to Oklahoma counsel for MFC, or other qualified U.S. counsel, agreeing to provide such opinions and to reliance thereon by the Underwriters and their legal counsel. MFC agrees to use its commercially reasonable efforts to obtain such opinions.

(g) the Underwriters shall have received a legal opinion or opinions dated as of the Closing Date addressed to the Underwriters from Hodgson Russ LLP in form and content to the reasonable satisfaction of the Underwriters with respect to all such matters as the Underwriters may reasonably request, including:

(i) that subject to the qualifications, assumptions, limitations and understandings set out in such opinion, the statements as to matters of the laws of the United States set out in the Final Prospectus under the heading "Certain U.S. Federal Income Tax Considerations" fairly summarize the material U.S. federal income tax considerations generally applicable to a Non-U.S. holder (as defined in the Final Prospectus) with respect to the purchase, ownership and dispositions of IPSs acquired pursuant to the Offering (as defined in the Final Prospectus), as well as

certain material U.S. federal income tax considerations generally applicable to the Corporation, all as of the date of such opinion; and

(ii) the statements included in the AIF under the caption "Limitation On U.S. Resident Ownership", to the extent they include matters of law or regulations or legal conclusions, have been reviewed by such counsel and fairly summarize the matters set forth therein in all material respects;

(h) the Underwriters shall have received a legal opinion or opinions dated as of the Closing Date addressed to the Underwriters from Paul, Weiss, Rifkind, Wharton & Garrison LLP in form and content to the reasonable satisfaction of the Underwriters and their Canadian counsel with respect to all such matters as the Underwriters may reasonably request, including that subject to the qualifications, assumptions, limitations and understandings set out in such opinion, the statements as to matters of the laws of the United States set out in the Final Prospectus under the heading "Certain U.S. Federal Income Tax Considerations" fairly summarize the material U.S. federal income tax considerations generally applicable to a Non-U.S. Holder (as defined in the Final Prospectus) with respect to the purchase, ownership and dispositions of IPSs acquired pursuant to the Offering (as defined in the Final Prospectus), as well as certain material U.S. federal income tax considerations generally applicable to the Corporation, all as of the date of such opinion;

(i) the Underwriters shall receive a legal opinion, dated the Closing Date, addressed to the Underwriters from Canadian counsel to the Underwriters in form and content to the reasonable satisfaction of the Underwriters with respect to such matters as the Underwriters may reasonably request;

Our respective counsel may rely:

(i) as to matters of fact, to the extent appropriate in the circumstances, on certificates of the auditors of the Corporation and on certificates of the Corporation executed on its behalf by a senior officer of the Corporation acceptable to the Underwriters, acting reasonably; and

(ii) on the opinions of local counsel acceptable to the Underwriters' counsel, acting reasonably, as to the qualification of the Offered Securities for sale to the public and as to other relevant matters in the Qualifying Jurisdictions and all other relevant jurisdictions.

Underwriters' counsel may also rely on the opinion of the Corporation's counsel as to matters which relate specifically to the Corporation.

(j) the Underwriters shall receive a certificate addressed to them dated the Closing Date, signed by those senior officers of the Corporation and Medical Facilities USA as the Underwriters may approve, certifying for and on behalf of the Corporation that, to the best of the information, knowledge and belief of each person so signing after having made due enquiry and after having carefully examined the English version of the Preliminary Prospectus, Final Prospectus and any Supplemental Material, except as disclosed therein:

(i) since the date of each Prospectus and any such Supplemental Material, there has been no material change in relation to the Corporation and there has been no transaction out of the ordinary course of business which is material to the Corporation and, to the knowledge of the Corporation, its Subsidiaries on a consolidated basis;

(ii) neither the Corporation nor, to the knowledge of the Corporation, its Subsidiaries have any undisclosed contingent liabilities that are material to the Corporation or its Subsidiaries on a consolidated basis;

(iii) there are no actions, suits, proceedings or inquiries pending or threatened against or affecting the Corporation or any of its Subsidiaries at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may in any way materially adversely affect the Corporation or its Subsidiaries on a consolidated basis;

(iv) the representations and warranties of the Corporation and Medical Facilities USA contained in this Agreement are true and correct as if made on the Closing Date (except in respect of any representations and warranties that are made at a specified date, in which case they will be true and correct only at that date) and all the terms, covenants and conditions relating to the Corporation and Medical Facilities USA contained in this Agreement required to be performed and complied with by the Corporation and Medical Facilities USA as of the Closing Time have been performed and complied with by the Corporation and Medical Facilities USA, as the case may be;

(v) no default or event of default under any agreement or instrument pursuant to which indebtedness of the Corporation or, to the knowledge of the Corporation, any of its Subsidiaries has been issued, or under any other material agreement or instrument to which the Corporation or, to the knowledge of the Corporation, any of its Subsidiaries are a party or material licence or permit issued to the Corporation or any of its Subsidiaries, and no event which with the giving of notice or the passage of time, or both, would constitute an event of default under any such agreement, instrument, licence or permit has occurred or will occur as a result of the issue and sale of the Offered Securities, the entry into of this Agreement or the performance by the Corporation and Medical Facilities USA of their obligations hereunder; and

(vi) no order, ruling or determination having the effect of ceasing or suspending trading IPSs or Common Shares of the Corporation or any other securities of the Corporation or prohibiting the sale of the Offered Securities has been issued and no proceedings for such purpose are pending or, to the best of the knowledge, information and belief of the persons signing the certificate, are contemplated or threatened;

(k) the Underwriters shall receive at the Closing Time an opinion dated the Closing Date of counsel in Québec, addressed to the Underwriters and their counsel and dated the Closing Date, that the Corporation has complied with all the laws of the Province of Québec relating to the use of the French language in connection with the Offering and the French text of all documentation (other than the Prospectuses) required to be translated pursuant to such laws is in all material respects a complete and proper translation of the English text appearing thereon and is not reasonably susceptible to any materially different interpretation with respect to any material matter;

(l) the Underwriters shall receive at the Closing Time a comfort letter dated the Closing Date addressed to the Underwriters from the Corporation's auditors and from the auditors of Oklahoma Spine substantially in the form requested by the Underwriters, acting reasonably, updating the comfort letters to be delivered to the Underwriters pursuant to Section 7 to a date not more than one day prior to the Closing Date;

(m) the Offered Securities and the Common Shares forming part of the Offered Securities will have been approved for listing on the Stock Exchange subject only to the standard listing conditions;

(n) the Corporation shall have received all necessary written consents which are required under the terms of the Purchase Agreement and all other agreements contemplated therein in connection with the OSH Acquisition. In all cases, such consents shall be in form and content satisfactory to the Underwriters, acting reasonably; and

(o) the Underwriters shall have received confirmation that the Corporation has received:

(i) the opinion of counsel to Oklahoma Spine, OSH Holdings, L.L.C. and OSH Subco, L.L.C. contemplated in Section 8.1.4 of the Purchase Agreement; and

(ii) a certificate dated the Closing Date signed by those senior officers of Oklahoma Spine as the Corporation may approve, certifying for and on behalf of Oklahoma Spine that, to the best of the information, knowledge and belief of each such officer after having made due inquiry and after having carefully examined the English version of the Preliminary Prospectus and Final Prospectus and any Supplemental Material, except as disclosed in such Prospectus or any Supplemental Material:

A. information and financial statements in such Prospectus with respect to Oklahoma Spine and its business, affairs, assets, liabilities (contingent or otherwise), creditworthiness, capital or ownership are true and correct and contain no misrepresentation;

B. the representations and warranties of each of Oklahoma Spine, OSH Holdings, L.L.C. and OSH Subco, L.L.C. in the Purchase Agreement are true and correct as if made on the Closing Date (except in respect of any representations and warranties that are made at a specified date, in which case they would be true and correct only at that date) and all the terms, covenants and conditions relating to each of them contained in the Purchase Agreement required to be performed and complied with as of the Closing Time have been performed and complied with; and

C. the representations and warranties in paragraphs (e), (gg), (hh) and (ii) of Section 103 hereof would be true and correct as if given by Oklahoma Spine;

in each case satisfactory to the Underwriters acting reasonably.

15.2 The Underwriters' obligations under this Agreement are also subject to the condition that, as at the Closing Time:

(a) the OSH Acquisition shall have been completed in all respects in a manner satisfactory to the Underwriters and their counsel; and

(b) the lenders under the OSH Credit Facility shall have advanced to OSH and/or a subsidiary of OSH such amount or amounts and for such purpose or purposes as are acceptable to the Underwriters acting reasonably.

16. **Expenses**

16.1 Subject to Section 16.2, whether or not the purchase and sale of the Offered Securities is completed, all expenses of or incidental to the creation, issuance and delivery of the Offered Securities or otherwise related to this Agreement will be borne by the Corporation including, without limitation:

(a) expenses payable in connection with the qualification for distribution of the Offered Securities under applicable Securities Laws;

(b) the fees, expenses and disbursements of the auditors, counsel to the Corporation and all related local counsel;

(c) all costs incurred in connection with the preparation, translation, filing and printing of the Offering Documents and any "green sheets";

(d) all fees and expenses of the Trust Company; and

(e) all costs incurred by the Underwriters in connection with the transactions contemplated hereunder, including all "out-of-pocket" expenses they incur and all fees and disbursements of counsel to the Underwriters.

17. **Closing**

17.1 The purchase and sale of the Offered Securities shall be completed at the offices of Goodmans LLP in Toronto, Ontario at the Closing Time. At the Closing Time, the Corporation shall issue the Offered Securities to the Underwriters by delivering the Global Certificate to or to the direction of the Underwriters against payment by the Underwriters therefor net of the Underwriters' Fee.

17.2 All payments provided for hereunder shall be paid by wire transfer or other method agreed to by the parties hereto. In the event that, prior to Closing Time, the Underwriters send the purchase price for the Offered Securities to the Corporation or its agent by wire transfer as described in Section 17.1, the Corporation agrees that it will hold such funds in trust for the Underwriters until the Closing Time and, in the event that the Closing does not occur for any reason, the Corporation will return such funds to the Underwriters immediately upon request.

18. **Conditions and Termination**

18.1 All representations and warranties in this Agreement and all terms and conditions of this Agreement shall be construed as conditions, and any breach or failure to comply with any such terms and conditions which in the reasonable opinion of any of the Underwriters adversely affects the sale or distribution by it of the Offered Securities shall entitle each Underwriter at any time prior to the Closing Time to terminate its obligations under this Agreement forthwith by written notice to that effect given to the Corporation, and in the case of any other breach or failure, 24 hours after written notice of such breach or failure has been given by any of the Underwriters to the Corporation if such breach or failure remains unremedied, provided that in either case the Underwriters shall give written notice of such breach or failure as soon as practicable after the Underwriters have actual knowledge of such breach or failure.

18.2 In the event of any termination of the Underwriters' obligations under this Agreement by one of the Underwriters, the other Underwriters shall be deemed contemporaneously to have terminated their obligations under this Agreement unless the other Underwriters or any of them shall, within 24 hours after notice of termination is given, notify the Corporation that they are assuming the obligations of the Underwriter terminating its obligations. Any termination by any of the Underwriters pursuant to the provisions of this Agreement shall be effected by notice in writing delivered to the Corporation. The rights of termination contained in Section 13 and in Section 18.1 hereof are in addition to any other rights or

remedies the Underwriters may have in respect of any default, misrepresentation, act or failure to act of the Corporation in respect of any matters contemplated by this Agreement. In the event of any such termination, there shall be no further liability on the part of the Corporation or the Underwriters except for any liability provided for in Sections 14 and 16 hereof.

18.3 The Underwriters may waive in whole or in part or extend the time for compliance with any of the terms and conditions of this Agreement without prejudice to the rights of the Underwriters in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on any of the Underwriters any such waiver or extension must be in writing and must be signed by BMO Nesbitt Burns Inc., on behalf of the Underwriters.

18.4 No act of the Underwriters in offering the Offered Securities for sale or in assisting in the preparation or joining in the execution of the Offering Documents shall constitute a waiver by or estoppel against the Underwriters.

19. Restriction on Further Sales

Without the prior written consent of BMO Nesbitt Burns Inc., such consent not to be unreasonably withheld or delayed, the Corporation shall not, for a period of 180 days after the Closing Date:

(a) issue any additional Offered Securities or Underlying Securities or any securities convertible into or exchangeable for Securities;

(b) enter any agreement, arrangement or understanding, or publicly announce any intention, to issue any Securities; or

(c) enter into any monetization or other similar transaction under, or as a result of, which any other person, directly or indirectly, sells or offers to sell an equivalent number of the Securities.

The foregoing restrictions shall not apply to any issue of Securities in connection with Exchangeable Interests.

20. Underwriters' Obligations

20.1 The Underwriters' obligations to purchase the Offered Securities in accordance with this Agreement shall be several and not joint in that each of the Underwriters shall severally be obligated to purchase only the percentage of the aggregate number of Offered Securities set opposite its name as follows:

BMO Nesbitt Burns Inc.	40.0%
TD Securities Inc.	25.0%
RBC Dominion Securities Inc.	20.0%
Canaccord Capital Corporation	10.0%
Sprott Securities Inc.	5.0%

If an Underwriter (a "Refusing Underwriter") does not complete the purchase and sale of the Offered Securities which that Underwriter has agreed to purchase under this Agreement (other than in accordance with Section 18) (the "Defaulted Securities"), BMO Nesbitt Burns Inc. may delay the Closing Date for not more than five days and the remaining Underwriters (the "Continuing Underwriters") will be entitled, at their option, to purchase all but not less than all of the Defaulted Securities *pro rata* according to the number of Offered Securities to have been acquired by the Continuing Underwriters under this Agreement or in any proportion agreed upon, in writing, by the Continuing Underwriters. If no such arrangement has been made and the number of Defaulted Securities to be purchased by the Refusing Underwriter(s) does not exceed 10% of the Offered Securities, the Continuing Underwriters will be obligated to purchase the Defaulted

Securities on the terms set out in this Agreement in proportion to their obligations under this Agreement. If the number of Defaulted Securities to be purchased by Refusing Underwriters exceeds 10% of the Offered Securities, the Continuing Underwriters will not be obliged to purchase the Defaulted Securities and, if the Continuing Underwriters do not elect to purchase the Defaulted Securities:

(a) the Continuing Underwriters will not be obliged to purchase any of the Offered Securities;

(b) the Corporation will not be obliged to sell less than all of the Offered Securities; and

(c) the Corporation will be entitled to terminate its obligations under this Agreement arising from its acceptance of this offer, in which event there will be no further liability on the part of the Corporation or the Continuing Underwriters, except pursuant to the provisions of Sections 14 and 16.

20.2 Nothing in this Agreement obliges the Corporation to sell under this Agreement less than all the Offered Securities or will relieve from responsibility to the Corporation under this Agreement any Underwriter that has defaulted in its obligation to purchase its applicable percentage of the aggregate number of Offered Securities to be sold hereunder.

21. Representative of Underwriters

The Underwriters agree that any agreement, waiver, order, notice (other than a notice pursuant to Section 13), direction, receipt or other action to be made, given or taken by the Underwriters hereunder may be made or given by BMO Nesbitt Burns Inc. on behalf of each of the Underwriters.

22. Notices

Any notice to be given hereunder shall be in writing and may be given by personal delivery to an officer of the party to whom notice is given and shall, in the case of notice to the Corporation, be addressed and sent to:

(a) in the case of the Corporate and Medical Facilities USA:

Corporation and Medical Facilities USA

c/o Medical Facilities Holdings (USA) LLC
11603 East Wethersfield Road
Scottsdale, AZ
85259-2623
USA

Attention: Michael Salter
Facsimile No.: (408) 603-3472

with a copy to:

Goodmans LLP
250 Yonge Street
Toronto, ON
M5B 2M6

Attention: Neill May
Facsimile No.: (416) 979-1234

(b) in the case of the Underwriters:

BMO Nesbitt Burns Inc.
Suite 1800, 885 West Georgia Street
Vancouver, BC
V6C 3E8

Attention: Jamie Rogers
Facsimile No.: (604) 443-1408

with a copy to:

Borden Ladner Gervais LLP
Suite 1200 Waterfront Centre
200 Burrard Street
P.O. Box 48600
Vancouver, BC
V7X 1T2

Attention: William F. Sirett
Facsimile No.: (604) 622-5847

The parties may change their respective addresses for notices by notice given in the manner set out above. Any notice or other communication will be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, will be given by telecopy and will be deemed to have been given when (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; and (ii) in the case of a notice delivered or given by telecopy, on the first business day from the date on which it is sent.

23. Time of Essence

Time shall be of the essence in this Agreement.

24. Representations, Warranties and Agreements Survive Closing

The representations, warranties and agreements herein contained shall survive the purchase by the Underwriters of the Offered Securities and shall continue in full force and effect unaffected by any subsequent disposition of the Offered Securities.

25. Miscellaneous

25.1 This Agreement may be executed in any number of counterparts, each of which when delivered shall be deemed to be an original and all of which together shall constitute one and the same document. Delivery of such counterparts by facsimile will constitute good delivery.

25.2 The provisions herein contained constitute the entire agreement of the parties and supersedes all previous communications, representations, understandings and agreements between the parties with respect to the subject matter hereof whether verbal or written.

25.3 This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the courts of the Province of Ontario shall have the non-exclusive jurisdiction over any dispute hereunder and the parties attorn to the jurisdiction of such courts.

25.4 To the extent permitted by applicable law, the invalidity or unenforceability of any particular provision of this Agreement will not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

25.5 The terms and provisions of this Agreement will be binding upon and enure to the benefit of the Corporation and the Underwriters and their respective successors and assigns; provided that this Agreement will not be assignable by any party without the written consent of the others and any purported assignment without that consent will be invalid and of no force and effect.

If the foregoing is in accordance with your understanding, will you please confirm your acceptance by signing the enclosed copies in the place indicated and by returning the same to us.

Yours truly,

BMO NESBITT BURNS INC.

By: *(signed) "Jamie Rogers"*
Authorized Signatory

TD SECURITIES INC.

By: *(signed) "Denys Calvin"*
Authorized Signatory

RBC DOMINION SECURITIES INC.

By: *(signed) "William Wong"*
Authorized Signatory

CANACCORD CAPITAL CORPORATION

By: *(signed) "Ron Rimer"*
Authorized Signatory

SPROTT SECURITIES INC.

By: *(signed) "Robert Chalmers"*
Authorized Signatory

MEDICAL FACILITIES CORPORATION

Per: *(signed) "Seymour Temkin"*

Per: *(signed) "Irving Gerstein"*

MEDICAL FACILITIES HOLDINGS (USA), LLC

Per: *(signed) "Seymour Temkin"*

Per: *(signed) "Irving Gerstein"*

**EARLY WARNING REPORT UNDER
NATIONAL INSTRUMENT 62 - 103
ALTERNATIVE MONTHLY REPORTING SYSTEM**

ALTERNATIVE REPORTER: MACKENZIE FINANCIAL CORPORATION
150 Bloor Street West
Toronto, Ontario
M5S 3B5

REPORTING ISSUER: Medical Facilities Corporation

REPORT FOR END OF: May 2005

REPORT OF SHARE PURCHASES:

Mackenzie Financial Corporation ("Mackenzie") reports that as a result of purchases of Income Participating Securities (IPS) of Medical Facilities Corporation ("Medical Facilities") by one or more of its mutual fund and private client managed accounts, the aggregate number of IPS of Medical Facilities held by Mackenzie's managed accounts at the end of May 2005 was 3,366,200 IPS, representing approximately 15.2% of all outstanding IPS.

CHANGE FROM PREVIOUS REPORT:

Mackenzie's previous report, as at November 30, 2004, dated December 10, 2004 reported holdings of 2,875,300 IPS of Medical Facilities representing approximately 13.0% of all the outstanding IPS on behalf of Mackenzie's mutual fund and private client managed accounts. Since November 30, 2004 there has been an increase of 490,900 IPS or 2.2% of the total outstanding IPS within Mackenzie's mutual fund and private client managed accounts.

BENEFICIAL OWNERSHIP, CONTROL OR DIRECTION:

Mackenzie specifically disclaims any beneficial ownership of the reported IPS, but as investment manager it maintains exclusive power to exercise investment control or direction over such IPS for its managed accounts as the beneficial owners.

PURPOSE OF THE REPORT:

The IPS were purchased in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over Medical Facilities. Mackenzie managed accounts may from time to time acquire additional IPS, dispose of some or all of the existing or additional IPS or may continue to hold the IPS.

RELIANCE ON EXEMPTION:

This report is issued under the Alternative Monthly Reporting System described in National Instrument 62 - 103. Neither Mackenzie nor any of its managed accounts presently intend to:

a) make a formal take-over bid for any shares of Medical Facilities;
b) propose a transaction that would constitute a take-over bid in reliance on an exemption in the Securities Act (Ontario); or
c) propose a reorganization, amalgamation, merger, arrangement or similar business combination with Medical Facilities which would result in Mackenzie's managed accounts controlling the company, alone or with others.

CERTIFICATION:

To the best of its knowledge:

a) Mackenzie and its managed accounts do not in the ordinary course of business receive material facts or changes about Medical Facilities which have not been publicly disclosed;
b) Mackenzie is eligible to file this Alternative Monthly Reporting System report pursuant to the National Instrument;
c) Mackenzie is not a joint actor with anyone else in connection with this report; and
d) Mackenzie and its managed accounts have not entered into any agreements with Medical Facilities in connection with the purchase.

AGGREGATION RELIEF

The following Mackenzie mutual funds are eligible for aggregation relief pursuant to section 5.2 of the National Instrument:

Fund	Portfolio Advisor
Keystone AGF American Fund Keystone AGF Bond Fund Keystone AGF Equity Fund	AGF Funds Inc. Toronto, Ontario
Keystone Elliott & Page High Income Fund	MFC Global Investment Management (Canada), a division of Elliot & Page Limited, Toronto, Canada
Keystone Beutel Goodman Bond Fund	Beutel, Goodman and Company Ltd. Toronto, Ontario
Keystone Saxon Smaller Companies Fund	Howson, Tatersall Investment Counsel Ltd., Toronto, Ontario

Keystone AIM Trimark Canadian Equity Fund Keystone AIM Trimark Global Equity Fund Keystone AIM Trimark U.S. Companies Fund	AIM Funds Management Inc., Toronto, Ontario
Keystone Bissett Canadian Equity Fund	Bissett Investment Management Inc., a division of Franklin Templeton Investments Corp., Toronto, Canada

Holdings for these mutual funds are not disclosed in this report, but may be disclosed separately by the portfolio advisor.

CONTACT PERSON:

For further information, contact: Peter Ham
Telephone: (416) 922-5322, extension 4060

DATE AND SIGNATURE:

This report is dated June 10, 2005 and is signed by an authorized officer of Mackenzie.

MACKENZIE FINANCIAL CORPORATION

"D. Lynn Vickers"

D. Lynn Vickers
Vice-President, Chief Compliance Officer

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financier du Québec
Office the Administrator, New Brunswick
Nova Scotia Securities Commission
Prince Edward Island, Registrar of Securities
Securities Commission of Newfoundland and Labrador
Registrar under Securities Act, Northwest Territories
Registrar under Securities Act, Yukon Territories
Registrar of Securities, Government of Nunavut – Nunavut Legal Registries – Registrar of Securities

Dear Sirs/Mesdames:

RE: Oklahoma Spine Hospital, L.L.C. (the "Company")

We refer to the short form prospectus dated June 14, 2005, for 5,420,000 of Income Participating Securities of Medical Facilities Corporation.

We consent to the use in the above-mentioned short form prospectus of our report dated March 16, 2005, to the members of the Company on the following financial statements:

Parent-Only balance sheets at December 31, 2004 and 2003;

Parent-Only statements of income, members' equity and cash flows for the years ended December 31, 2004 and 2003.

We report that we have read the prospectus and have no reason to believe there are any misrepresentations in the information contained therein that are derived from the Parent-Only financial statements upon which we have reported or that are within our knowledge as a result of our audit of such Parent-Only financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

/s/ **BKD, LLP**

Certified Public Accountants

Tulsa, Oklahoma, United States of America
June 14, 2005

KPMG

RECEIVED

2005 OCT 27 P 4:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities , Northwest Territories
Nova Scotia Securities Commission
Registrar of Securities, Nunavut
Ontario Securities Commission
Prince Edward Island Securities Office
Autorité des marchés financiers
Saskatchewan Financial Services Commission - Securities Division
Registrar of Securities, Government of the Yukon Territory

Dear Sirs/Mesdames:

Re: Medical Facilities Corporation (the "Company")

We refer to the short form prospectus of the above Company dated June 14, 2005 relating to the sale and issue of Income Participating Securities of the Company.

We consent to the use, through incorporation by reference in the short form prospectus, of our report dated March 10, 2005 to the shareholders of the Company on the following financial statements:

Consolidated balance sheet as at December 31, 2004;

Consolidated statements of income and deficit, and cash flows for the period then ended.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

We also consent to the use in the short form prospectus of our compilation report dated June 14, 2005 to the directors of the Company on the compilation of the pro forma consolidated balance sheet of the Company as at March 31, 2005 and the pro forma consolidated statements of income for the year ended December 31, 2004 and the three months ended March 31, 2005.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

KPMG LLP

Chartered Accountants

Toronto, Canada
June 14, 2005

Goodmans LLP

250 Yonge Street, Suite 2400
Toronto, Ontario Canada M5B 2M6

Telephone: 416.979.2211
Facsimile: 416.979.1234
goodmans.ca

June 14, 2005

HARD COPY ON FILE
FILED BY SEDAR

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marchés financiers
Saskatchewan Financial Services Commission
Registrar of Securities, Government of Yukon Territory
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Nunavut

Dear Sirs/Mesdames:

Re: Medical Facilities Corporation (the "Corporation")
(Final) Short Form Prospectus dated June 14, 2005

We refer to the (final) prospectus dated June 14, 2005 (the "Prospectus") of the Corporation relating to the qualification of the distribution of income participating securities of the Corporation.

We hereby consent to the reference to our name and legal opinions contained in the Prospectus under the headings "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations" and to the reference to our name on the face page of the Prospectus and under the heading "Legal Matters".

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in it that are derived from our legal opinions provided in the Prospectus or within our knowledge as a result of the services performed by us in connection with such opinion.

This letter is solely for the private information of the addressees and is not to be used, quoted or referred to, in whole or in part in any document, nor is it to be published, circulated or furnished in whole or in part to any other person or company, nor should it be relied upon by any other person.

Yours truly,

"Goodmans LLP"

Borden Ladner Gervais LLP
Lawyers • Patent & Trade-mark Agents
Scotia Plaza, 40 King Street West
Toronto, Ontario, Canada M5H 3Y4
tel.: (416) 367-6000 fax: (416) 367-6749
www.blgcanada.com

BORDEN
LADNER
GERVAIS

June 14, 2005

FILED BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Northwest Territories
Registrar of Securities, Government of Nunavut

Dear Sirs/Mesdames:

Re: Medical Facilities Corporation (the "Corporation")
Final Short Form Prospectus dated June 14, 2005

We refer to the final short form prospectus of the Corporation dated June 14, 2005 (the "Prospectus") relating to the qualification of the distribution of income participating securities of the Corporation.

We hereby consent to the inclusion of our name on the face page and under the headings "Legal Opinions" and "Interest of Experts" in the Prospectus and to the reference and use of our opinion under the headings "Certain Canadian Federal Income Tax Considerations" and "Eligibility for Investment" contained in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in it that are derived from our opinion or within our knowledge as a result of the services performed by us in connection with our opinion.

This letter is solely for the private information of the addressees and is not to be used, quoted from or referred to in whole or in part in any documents, nor is it to be published, circulated or furnished in whole or in part to any other person or company, nor should it be relied on by any other person.

Yours truly,

BORDEN LADNER GERVAIS LLP

(signed) "*BORDEN LADNER GERVAIS LLP*"

Richard B. Raymer
Partner
Direct: (416) 595.2681
rraymer@hodgsonruss.com

Hodgson Russ
ATTORNEYS • LLP

June 14, 2005

HARD COPY ON FILE
FILED BY SEDAR

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marchés financiers
Saskatchewan Financial Services Commission
Registrar of Securities, Government of Yukon Territory
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Nunavut

Dear Sirs/Madames:

Re: Medical Facilities Corporation (the "Corporation")
(Final) Short Form Prospectus dated June 14, 2005

We refer to the (final) prospectus dated June 14, 2005 (the "Prospectus") of the Corporation relating to the qualification of the distribution of income participating securities of the Corporation.

We hereby consent to the reference to our name and legal opinions contained in the Prospectus under the heading "Certain U.S. Federal Income Tax Considerations" and in the Prospectus Summary under the heading "U.S. Income Tax Considerations" and to the references to our name on the face page of the Prospectus, in Glossary of Terms of the Prospectus, and under the headings "Legal Matters".

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in it that are derived from our legal opinions provided in the Prospectus or within our knowledge as a result of the services performed by us in connection with such opinion.

This letter is solely for the private information of the addressees and is not to be used, quoted or referred to, in whole or in part in any document, nor is it to be published, circulated or furnished in whole or in part to any other person or company, nor should it be relied upon by any other person.

Yours truly,

HODGSON RUSS LLP

Richard B. Raymer

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6064
TELEPHONE (212) 373-3000
FACSIMILE (212) 757-3990

WRITER'S DIRECT DIAL NUMBER
212-373-3000

WRITER'S DIRECT FACSIMILE
212-757-3990

WRITER'S DIRECT E-MAIL ADDRESS

1615 L STREET, NW
WASHINGTON, DC 20036-5694
TELEPHONE (202) 223-7300
FACSIMILE (202) 223-7420

FUKOKU SEIMEI BUILDING
2-2 UCHISAIWAICHO 2-CHOME
CHIYODA-KU, TOKYO 100-0011, JAPAN
TELEPHONE (81-3) 3597-8101
FACSIMILE (81-3) 3597-8120

ORIENTAL PLAZA, TOWER E3
SUITE 1205
NO. 1 EAST CHANG AN AVENUE
DONG CHENG DISTRICT
BEIJING, 100738
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 8518-8828
FACSIMILE (86-10) 8518-2760/61

12TH FLOOR, HONG KONG CLUB BUILDING
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2536-9933
FACSIMILE (852) 2536-9622

ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU, U.K.
TELEPHONE (44 20) 7367 1600
FACSIMILE (44 20) 7367 1650

June 14, 2005

FILED BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Nunavut Legal Registries
Office of the Register of Securities, Northwest Territories
Government of the Yukon Territory

Re: Medical Facilities Corporation Prospectus dated June 14, 2005

Dear Sirs/Mesdames:

We refer to the (final) short form prospectus of Medical Facilities Corporation (the "Corporation") dated June 14, 2005 (the "Prospectus") relating to the qualification of distribution of income participating securities of the Corporation.

In the Prospectus, reference is made to our firm on the face page and under the headings "Legal Matters" and "Interests of Experts", and reference is made to

an opinion of our firm under the heading "Certain U.S. Federal Income Tax Considerations". We hereby consent to being named, and to the use of our opinions, in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there is any misrepresentation in the information contained in the Prospectus that is derived from our opinions referred to above or that is within our knowledge as a result of service we performed to render these opinions.

This letter is solely for the information of the applicable securities regulatory authorities and is not to be referred to, in whole or in part, in any document and should not be relied upon by any other person.

Sincerely,

(signed) "*Paul, Weiss, Rifkind, Wharton & Garrison LLP*"

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"). See "Plan of Distribution".

SHORT FORM PROSPECTUS

New Issue

June 14, 2005

MEDICAL FACILITIES CORPORATION

Medical Facilities Corporation

Cdn$71,815,000

5,420,000 Income Participating Securities™

This short form prospectus qualifies the distribution of 5,420,000 income participating securities ("IPSs™") of Medical Facilities Corporation (the "Issuer") (such distribution referred to herein as the "Offering"). Each IPS represents: (a) one common share ("Common Share") of the Issuer; and (b) Cdn$5.90 aggregate principal amount of 12.5% subordinated notes ("Subordinated Notes") of the Issuer. Holders of IPSs will have the right to separate the IPSs into the Common Shares and Subordinated Notes represented thereby at any time. Separation of the IPSs will occur automatically upon a repurchase, redemption or maturity of the Subordinated Notes. Similarly, any holder of Common Shares and Subordinated Notes may, at any time, combine the applicable number of Common Shares and principal amount of Subordinated Notes to form IPSs. See "Description of IPSs".

The Subordinated Notes will mature on March 29, 2014, subject to the Issuer's right to extend their maturity for two additional successive five year terms provided certain conditions are satisfied at such times. On or after March 29, 2009, the Issuer will have the option to redeem the Subordinated Notes in whole or in part at any time, for cash, at a redemption price equal to a premium over the principal amount of the Subordinated Notes which premium decreases over time. See "Description of Subordinated Notes".

The Issuer is a corporation continued under the laws of the Province of British Columbia. The Issuer currently holds a 51% indirect interest in each of Black Hills Surgery Center, LLP, Dakota Plains Surgical Center, LLP and Sioux Falls Surgical Center, LLP (collectively, the "Founding Partnerships", and individually, a "Founding Partnership"). The Founding Partnerships own and operate three of the largest specialty hospitals in South Dakota (collectively, the "Founding Hospitals" and, individually, a "Founding Hospital"). The Issuer has certain approval rights with respect to the business and affairs of the Founding Partnerships, but has minority representation on the management committee of each Founding Partnership. The Founding Hospitals perform surgical, imaging and diagnostic procedures in a limited number of clinical specialities which enable them to develop routines, procedures and protocols that enhance their operating efficiency and productivity. See "Medical Facilities Corporation — The Issuer".

The closing of the Offering is conditional upon the contemporaneous closing of the acquisition (the "Acquisition") by the Issuer of a 51% indirect interest in Oklahoma Spine Hospital, L.L.C. ("OSH"). See "The Acquisition" and "Use of Proceeds". OSH owns and operates the Oklahoma Spine Hospital (the "Spine Hospital"), a licensed specialty spine hospital in Oklahoma City, Oklahoma, primarily owned by physicians and generally offers scheduled surgical, pain management and diagnostic procedures. The Spine Hospital does not offer the full range of services typically found in traditional hospitals, but instead focuses on a limited number of clinical and surgical specialties, including neurosurgery, pain management, orthopaedic surgery and podiatry. The closing of the Acquisition is expected to occur on or about June 20, 2005. See "The Acquisition". Closing is subject to certain conditions which are beyond the Issuer's control.

A return on an investment in IPSs is not comparable to the return on an investment in a fixed-income security. The recovery of an initial investment in these securities is at risk, and the anticipated return on an investor's investment is based on many performance assumptions. Although the Issuer intends to make monthly distributions of its available cash to investors, these cash distributions are not assured and may be reduced or suspended. The actual amount distributed will be dependent on numerous factors including the financial performance of the Issuer and its direct and indirect subsidiaries, debt covenants and obligations, working capital requirements, future capital requirements and the deductibility for U.S. federal income tax purposes of interest payments on the Subordinated Notes. The market value of the IPSs may deteriorate if the Issuer is unable to meet its cash distribution targets in the future, and any such deterioration may be material. It is important for prospective investors to consider the particular risk factors that may affect the industry in which they are investing, and therefore the stability of the distributions that investors may receive. See, for example, (i) the MFC Partnerships' reliance on third-party payors, including governmental health care programs and managed care organizations and (ii) the uncertainty concerning healthcare laws in the United States which could impact the MFC Partnerships, and all other risks described in the section **"Risk Factors — Risks Related to the Acquisition and the Combined Business"**. This section also describes the Issuer's assessment of those risk factors, as well as the potential consequences to investors if a risk should occur. The Issuer will allocate the price paid for each IPS on the basis of Cdn$7.35 to the Common Share and Cdn$5.90 to the Subordinated Notes and by purchasing such IPS the holder is deemed to agree to such allocation and agrees to not take a contrary position for any purpose. The Canadian and U.S. tax consequences of acquiring, holding and disposing of the Common Shares and Subordinated Notes represented by IPSs may, in part, depend on the Canada Customs and Revenue Agency and United States Internal Revenue Service agreeing with this allocation. See "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations".

The pro forma earnings coverage ratio of the Issuer, being the ratio of consolidated net income before interest expense and income taxes to the aggregate of the Issuer's interest obligations on long term debt, is less than 1.0 for each of the 12 month periods ended December 31, 2004 and March 31, 2005.

The outstanding IPSs of the Issuer are listed on the Toronto Stock Exchange (the "TSX") under the symbol "DR.UN". On June 1, 2005, the last trading day prior to the announcement of the Offering, the closing price of the IPSs on the TSX was Cdn$13.90 per IPS. The Issuer intends to apply to list the IPSs offered under this short form prospectus on the TSX.

Distributions on the IPSs will consist of interest payments on the Subordinated Notes and dividend payments on the Common Shares represented thereby. See "Description of IPSs" and "Certain Canadian Federal Income Tax Considerations".

In connection with this Offering, the Underwriters (as defined below) are permitted to engage in transactions that stabilize or maintain the market price of the IPSs at levels other than those which might otherwise prevail on the open market. The Underwriters may offer the IPSs at a lower price than stated below. See "Plan of Distribution".

Prospective investors should rely only on the information contained or incorporated by reference in this short form prospectus. The Issuer has not authorized anyone to provide different information. If an investor is provided with different or inconsistent information, he or she should not rely on it. The Issuer is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. Prospective investors should assume that the information appearing in this short form prospectus is accurate as of the date on the front cover of this short form prospectus only, regardless of the time of delivery of this short form prospectus or of any sale of the IPSs.

Unless a Non-U.S. Holder provides appropriate documentation establishing entitlement to a reduction or elimination of United States withholding tax, a 30% United States withholding tax will be assessed on interest payments paid on the Subordinated Notes by the Issuer to that Non-U.S. Holder. See "Certain U.S. Federal Income Tax Considerations".

The IPSs, including the Common Shares and Subordinated Notes represented thereby, offered under this prospectus may not be purchased by, transferred to or beneficially held by, a physician licensed to practice medicine in the United States or any immediate family member of such licensed physician. "Immediate family members" include a physician's: spouse; birth or adoptive parent, child or sibling; step-parent, step-child, step-brother or step-sister; father-in-law, mother-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law; grandparent or grandchild; and spouse of a grandparent or grandchild. See "Regulations Applicable to OSH and the Founding Partnerships — Stark Law".

Price: Cdn$13.25 per IPS

	Price to the Public(1)	Underwriters' Fee	Net Proceeds to the Issuer (before expenses)(2)
Per IPS	Cdn$ 13.25	Cdn$ 0.6625	Cdn$ 12.5875
Total	Cdn$ 71,815,000	Cdn$ 3,590,750	Cdn$ 68,224,250

(1) The offering price of the IPSs was determined by negotiation between the Issuer and the Underwriters.

(2) Before deducting expenses of this Offering estimated at approximately Cdn$998,000, which, together with the Underwriters' fee, will be paid out of the proceeds of this Offering.

BMO Nesbitt Burns Inc., TD Securities Inc., RBC Dominion Securities Inc., Canaccord Capital Corporation and Sprott Securities Inc. (collectively, the "Underwriters"), as principals, conditionally offer the IPSs, subject to prior sale, if, as and when issued by the Issuer and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Issuer by Goodmans LLP and (with respect to U.S. federal income tax matters) Hodgson Russ LLP and on behalf of the Underwriters by Borden Ladner Gervais LLP and (with respect to U.S. federal income tax matters) Paul, Weiss, Rifkind, Wharton & Garrison LLP. Subscriptions for the IPSs will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. A book entry only certificate representing the IPSs will be issued in registered form to The Canadian Depository for Securities Limited ("CDS") or its nominee and will be deposited with CDS on the Closing, which is expected to occur on or about June 20, 2005 or such later date as the Issuer and the Underwriters may agree, but in any event not later than July 18, 2005. A purchaser of IPSs will receive only a customer confirmation from the registered dealer that is a CDS participant and from or through which the IPSs are purchased.

™ "Income Participating Securities" and "IPS" are trademarks of BMO Nesbitt Burns Corporation Limited.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Mr. Michael Salter, Chief Financial Officer of the Issuer, at c/o Goodmans LLP, 250 Yonge Street, Suite 2400, Toronto, Ontario, Attention: Seymour Temkin, telephone 1-877-402-7162. For the purpose of the Province of Québec, this simplified short form prospectus contains information to be completed by consulting the permanent information record.

A copy of the permanent information record may be obtained from the Chief Financial Officer at the above mentioned address and telephone number. The following documents, filed with the securities commissions or similar authorities in the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) annual information form of the Issuer dated March 28, 2005 (the ''Issuer's AIF'');

(b) management information circular of the Issuer dated March 28, 2005 (except for the sections entitled ''Report on Executive Compensation'', ''Unit Performance Graph'' and ''Statement of Corporate Governance Practices'') distributed in connection with the annual and special general meeting of holders of IPSs held on May 11, 2005;

(c) audited consolidated financial statements of the Issuer as at December 31, 2004 and for the period from March 29, 2004 to December 31, 2004, together with the notes thereto and the auditors' report thereon;

(d) management's discussion and analysis of financial condition and results of operations of the Issuer for the period from March 29, 2004 to December 31, 2004;

(e) interim unaudited consolidated financial statements of the Issuer as at, and for the three months ended, March 31, 2005, together with the notes thereto;

(f) management's discussion and analysis of financial condition and results of operations of the Issuer for the three-month period ended, March 31, 2005;

(g) the material change report of the Issuer dated June 6, 2005 in connection with the Offering.

Any material change reports (excluding confidential reports), interim financial statements, annual financial statements and the auditors' report thereon, management's discussion and analysis of financial condition and results of operations in respect of the periods covered by such interim or annual financial statements, and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by the Issuer with the securities commissions or similar authorities in the provinces and territories of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

MEANING OF CERTAIN REFERENCES

Capitalized terms used in this prospectus will have the meaning as set out in the "Glossary of Terms".

References to "Management" in this prospectus refer to the management of the Issuer and Medical Facilities USA, unless otherwise indicated. References to "Partnership Management" refer to management of the Founding Partnerships or of a particular Founding Partnership where indicated.

Throughout this prospectus, all references to U.S. GAAP are to U.S. generally accepted accounting principles and all references to GAAP and to Canadian GAAP are to Canadian generally accepted accounting principles. The unaudited financial statements of OSH (Parent-Only) contained elsewhere in this prospectus have been prepared in accordance with accounting principles generally accepted in the United States. The audited and unaudited financial statements of the Issuer which are incorporated by reference herein have been prepared in accordance with Canadian GAAP. The *pro forma* consolidated financial statements for the Issuer contained elsewhere in this prospectus have been prepared in accordance with Canadian GAAP. Other than as disclosed in the notes thereto, U.S. GAAP conforms in all significant respects with Canadian GAAP.

DEFINITION OF NON-GAAP MEASURES

References to "EBITDA" are to earnings before interest, taxes, depreciation and amortization. EBITDA is not a recognized measure under GAAP. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Issuer's performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. The Issuer's method of calculating EBITDA may differ from other companies and, accordingly, EBITDA may not be comparable to measures used by other companies.

Cash available for distribution is not a recognized measure under GAAP and the Issuer's method of calculation of cash available for distribution may differ from methods used by other entities. Accordingly, cash available for distribution as presented may not be comparable to similar measures presented by other entities. Management believes that the method of determining cash available for distribution presented in this short form prospectus is derived directly from net income, which is a measure recognized under GAAP and is a measure of operating performance understood by Holders. The Issuer's method of determining cash available for distribution is also consistent with the Issuer's historical disclosure and consistent with management's discussion and analysis of financial condition and results of operations as publicly disclosed to Holders. Management believes that consistent disclosure enhances the comparability of the information presented in this short form prospectus, including the *pro forma* presentation giving effect to the Offering and the Acquisition, with results of the Issuer on a stand alone basis for prior periods. This method presents cash that is available for distribution to Unitholders based on the results of the relevant period, after adjusting for non-cash items and accounting for interest, income taxes paid, maintenance capital expenditures and restructuring cash payments.

CURRENCY AND EXCHANGE RATE INFORMATION

In this prospectus, references to "Cdn$" and "Canadian dollars" are to the lawful currency of Canada and references to "$", "US$" and "U.S. dollars" are to the lawful currency of the United States. **All dollar amounts herein are in U.S. dollars, unless otherwise stated.**

The business of the Founding Partnerships and OSH (the "Combined Business") is conducted in the United States and their revenues and expenses are denominated, earned and incurred in U.S. dollars. Accordingly, the *pro forma* consolidated financial statements of the Issuer and the financial statements for OSH included elsewhere in this prospectus are presented in U.S. dollars. The following table sets forth, for each period indicated, the high and low exchange rates for one U.S. dollar, expressed in Canadian dollars, the average of such exchange rates on the last

business day of each month during such period and the exchange rate at the end of such period, based on the noon rate in Canadian dollars as quoted by the Bank of Canada (the "Noon Rate").

	Twelve Months Ended December 31		
	2004	2003	2002
High	1.3967	1.5747	1.6132
Low	1.1774	1.2924	1.5110
Average[(1)]	1.2959	1.3952	1.5761
Period End	1.2019	1.2924	1.5796

Note:

(1) The average of the exchange rates on the last day of each month during each twelve-month period.

On June 2, 2005, the Noon Rate was US$1.00 = Cdn$1.2476.

FORWARD LOOKING STATEMENTS

Certain statements in this prospectus are ''forward looking statements'', which reflect the expectations of Management and Partnership Management regarding future growth, results of operations, performance and business prospects and opportunities of the Issuer, Medical Facilities USA and the Combined Business. Such forward-looking statements reflect Management's and Partnership Management's current beliefs and are based on information currently available to them. Forward looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward looking statements, including, but not limited to, the factors discussed under ''Risk Factors''. Although the forward looking statements contained in this prospectus are based upon what Management and Partnership Management believe are reasonable assumptions, the Issuer cannot assure investors that actual results will be consistent with these forward looking statements, and the differences may be material. These forward-looking statements are made as of the date of this prospectus and neither the Issuer, nor the Underwriters assumes any obligation to update or revise them to reflect new events or circumstances.

PROSPECTUS SUMMARY

The following is a summary of the principal features of this Offering under this short form prospectus and should be read together with the more detailed information and financial data and statements contained elsewhere or incorporated by reference in this short form prospectus.

The Issuer

The Issuer is a corporation continued under the laws of the Province of British Columbia. The Issuer currently holds, indirectly, a 51% interest in each Founding Partnership.

The Issuer currently holds a 51% indirect interest in each Founding Partnership through its wholly-owned subsidiary Medical Facilities USA. The Founding Partners currently hold a 49% indirect partnership interest in their respective Founding Partnership. Each Founding Partnership owns and operates a licensed specialty hospital in South Dakota which performs scheduled (as opposed to emergency) surgical, imaging and diagnostic procedures. The Founding Hospitals do not offer the full range of services typically found in traditional hospitals, but instead focus on a limited number of clinical specialties, including orthopaedic; ear, nose and throat; neurosurgery; and other surgical procedures. The Founding Hospitals are three of the largest specialty hospitals in South Dakota. They are located in Sioux Falls, Rapid City and Aberdeen, the major population centers in the eastern, western and northern areas of the state, and service patients throughout South Dakota and the surrounding states. Collectively, the Founding Hospitals have 21 operating rooms, 44 recovery beds, 491 physicians with medical staff privileges and a clinical staff of 299.

The Issuer and Medical Facilities USA do not have any ongoing business operations of their own. Medical Facilities USA depends on the operations and assets of the Founding Hospitals for cash distributions on its partnership interests in the Founding Partnerships. The Issuer, in turn, depends on Medical Facilities USA for cash distributions to satisfy the interest obligations under the Subordinated Notes and to pay dividends on the Common Shares.

Although the business and operations of each Founding Hospital is under the control and direction of management of each facility, Medical Facilities USA exercises general oversight over these facilities through contractual rights which provide that certain matters are subject to the approval of the Medical Facilities USA board of managers.

The Acquisition

On June 2, 2005 the Issuer and OSH entered into an acquisition agreement pursuant to which the Issuer, agreed to acquire a 51% indirect interest in OSH for total consideration of approximately Cdn$55.0 million ($44.1 million). The Existing Members will retain a 49% indirect interest in OSH. Pursuant to the terms of the OSH Exchange Agreement, the Existing Members will be entitled to exchange 14% of the outstanding membership interests in OSH into IPSs.

Rationale

Management believes that the acquisition of the Spine Hospital is consistent with its stated strategy to grow cash available for distribution by executing accretive acquisitions. Specifically, the Acquisition provides IPS holders with the following benefits:

Increased Cash Available for Distribution

On a pro forma basis, the Combined Business would have generated revenues and cash available for distribution of approximately $140.8 million and $27.5 million, respectively, during the twelve months ended March 31, 2005, resulting in accretion to cash available for distribution per unit of approximately 7.0% excluding any potential synergies that might be realized. See ''Selected Financial Disclosure''.

Opportunities for Operational Improvements

Increasing the number of facilities owned by Medical Facilities USA will enhance the potential for operational synergies, including the implementation of operational and administrative best practices, the standardization of equipment and supplies and group purchasing programs.

Enhanced Cash Flow Stability

The Acquisition will enhance the stability of the Combined Business through geographic diversification and diversification of its payor base and case mix.

Addition of High Quality Hospital Facility

Management believes that the Spine Hospital is a successful and growing facility, highly regarded for the quality of its care and services and the talents of its management, medical professionals and employees. Moreover, the Acquisition will expand Medical Facilities USA's geographic footprint and increase its profile within the medical community in the United States, thereby enhancing its ability to identify and attract future acquisition opportunities.

Description of OSH's Business

OSH owns and operates the Oklahoma Spine Hospital, a licensed hospital that generally offers scheduled surgical, pain management and diagnostic procedures. The Spine Hospital does not offer the full range of services typically found in traditional hospitals, but instead focuses on a limited number of clinical and surgical specialties, including neurosurgery, pain management, orthopaedic surgery, and podiatry.

Located in one of the fastest growing areas of Oklahoma City, the state capital of Oklahoma, the Spine Hospital operates a 61,000 square foot facility designed to promote patient comfort and convenience. The scheduling, staffing, clinical procedures and protocols and physical infrastructure at the Spine Hospital are designed to increase physician productivity and job satisfaction.

Competitive Strengths

The key competitive strengths of the Spine Hospital include:

- *Physician Ownership.* Physician ownership and operation of the Spine Hospital has been a key factor in attracting physicians to the hospital's medical staff. Physicians who practice at the Spine Hospital report that they are able to increase the number of procedures they perform in a given period relative to a traditional hospital setting, thereby maximizing their efficiency and productivity. Managerial control of the Spine Hospital also provides participating physicians with a greater degree of operational freedom and administrative control over their professional practice.
- *Patient Preference.* The clinical and administrative procedures in place at the Spine Hospital are designed to improve the patient experience and ensure a high degree of patient satisfaction. Management believes that patients prefer the Spine Hospital over traditional hospitals and other surgical facilities because the Spine Hospital offers the comfort of a less institutional environment, a high level of patient service and convenience, simplified administrative procedures and greater scheduling flexibility, while providing high quality patient care. Based on recent internal patient satisfaction surveys, approximately 95% of the patient respondents rated their overall experience at the Spine Hospital as ''excellent'' or ''good''.
- *Payor Preference.* OSH management believes that superior patient care, better outcomes and lower complication rates translate to shorter lengths of stay, lower cost of care and the ability of patients to return to work sooner, which result in healthcare cost savings for patients and payors. As a speciality surgical hospital, the Spine Hospital offers health plans and other payors a competitive alternative to traditional hospitals and enables them to offer patients a greater degree of choice with respect to healthcare service.

- *Specialization.* The medical staff and employees of the Spine Hospital are dedicated to the care of patients with spine disorders, including spine diseases and injuries. Pain management specialists complement neurosurgeons and orthopaedic spine surgeons. Nurses, operating room personnel and ancillary service employees concentrate on spine care. Management believes this specialization results in superior patient care, better outcomes and lower complication rates.
- *Established Reputation.* The Spine Hospital has been in operation for over five years and has a well-established reputation in central and western Oklahoma. OSH management believes that the Spine Hospital's reputation for providing high quality care and excellent patient outcomes has enabled it to attract physicians and patients.
- *Experienced Management.* The Spine Hospital's experienced management is focused on providing high quality care and maintaining a high level of physician and patient satisfaction. Physician involvement in management ensures a focus on operational efficiency and assists the Spine Hospital in attracting and retaining physicians. The Medical Director, Chief Executive Officer and Chief Operating Officer have an average of over 20 years experience in the healthcare industry.

Summary of Pro Forma Cash Available for Distribution

The Issuer distributes a majority of its free cash flows from operations to holders of its IPSs with a portion of such distributions being interest payments on its Subordinated Notes and a portion being dividends on its common shares. The Issuer's method of determining distributable cash is derived from net income (loss), which is a measure recognized under Canadian GAAP and is a measure of operating performance understood by IPS holders. The Issuer's method of determining distributable cash is also consistent with the Issuer's historical disclosure and consistent with management's discussion and analysis of financial condition and results of operations as publicly disclosed to IPS holders. Management believes that consistent disclosure enhances the comparability of the information presented in this short form prospectus with results of the Issuer for prior periods. This method presents the calculation of cash that will be available for distribution to the IPS holders based on the results of the relevant period, after adjusting for non-cash depreciation, the direct payment of interest and taxes and after adjusting for maintenance capital expenditures. The following table presents the Issuer's *pro forma* cash available for distribution for the 12 months ended March 31, 2005 based on the Issuer's and OSH's results for that period and assuming that the Acquisition and Offering had occurred on April 1, 2004. The actual results of operations of the Combined Business for any period following completion of the Acquisition and the Offering will vary from the amounts set forth below, and such variations may be material.

		MFC Actual Results 12 Months Ended March 31, 2005	Oklahoma Spine Hospital (Parent Only) Actual Results 12 Months Ended March 31, 2005	Pro Forma Adjustments	Pro Forma 12 Months Ended March 31, 2005
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(U.S. dollars in thousands, except as otherwise indicated)			
Pro Forma net loss for the period		(8,097)	14,254	(14,000)	(7,843)
Add:					
Interest expense[1]		13,616	21	3,234	16,871
Depreciation and amortization		10,003	703	2,026	12,732
Minority interest in net income		19,979	—	6,885	26,864
Unrealized loss on foreign currency		8,584	—	1,855	10,439
		44,085	14,978	—	59,063
Management believes that the following items will reduce the amount available for distribution by the Issuer					
Maintenance capital expenditures		(1,830)	(709)	—	(2,539)
Debt service costs[2]		(1,537)	—	(42)	(1,579)
Minority interest in the distributable cash flows of the centers[3]		(20,575)	—	(6,882)	(27,457)
Interest on Subordinated Notes		(12,093)	—	(3,259)	(15,352)
Pro Forma cash available for common share dividends	US$	8,050	14,269	(10,183)	12,136
Summary of Pro Forma cash available for distribution[4]					
Interest on Subordinated Notes	US$	12,093		3,259	15,352
Dividends on Common Shares	US$	8,050		4,086	12,136
Total Pro Forma cash available for distribution	US$	20,143		7,345	27,488
Total Pro Forma cash available for distribution[5]	CDN$	27,132		8,988	36,120
Total Pro Forma number of IPS units outstanding		22,173,212		5,420,000	27,593,212
Total Pro Forma cash available for distribution per IPS unit	CDN$	1.224			$ 1.309

Notes:

1. Represents actual and estimated interest expense (net of the interest revenue on available and restricted cash balances) for the outstanding credit facilities, amortization of the deferred financing costs and interest on the Subordinated Notes component of the IPS units.
2. Represents actual debt service costs on the credit facilities of the Founding Centers and estimated debt service costs on the credit facilities of OSH.
3. Represents actual minority interest in the distributable cash flow of the Founding Centers and estimated minority interest in the distributable cash flows of the OSH.
4. Cash available for distribution is not a recognized measure under either US or Canadian GAAP; therefore, distributable cash may not be comparable to similar measures used by other companies.
5. Represents the weighted average exchange rates of US$1.00 equals Cdn$1.35 for the MFC Actual Results for the 12 Months Ended March 31, 2005, US$1.00 equals Cdn$1.22 for the Pro Forma Adjustments and US$1.00 equals Cdn$1.31 for the Pro Forma 12 Months Ended March 31, 2005.

THE OFFERING

Offering:	5,420,000 IPSs of the Issuer.
Amount:	Cdn$71,815,000
Price:	Cdn$13.25 per IPS
Expected Closing Date of the Offering:	June 20, 2005
Use of Proceeds:	The net proceeds of the Offering will be used to fund the Acquisition, transaction expenses related to the Acquisition and the Offering estimated at $2.5 million and additional hedging collateral of $1.3 million required to hedge future distributions on the IPSs issued in connection with the Offering. The balance of the net proceeds equal to approximately $6.8 million will be retained by the Issuer for general corporate purposes, including the provision of additional resources to pursue future acquisitions (estimated at approximately $5.2 million) and short term cash requirements to fund timing differences with respect to U.S. withholding taxes on future cash flows distributed from OSH to Medical Facilities USA (estimated at approximately $1.6 million).
Canadian Income Tax Considerations:	In acquiring an IPS, a holder will be acquiring ownership of a Common Share and Cdn$5.90 aggregate principal amount of Subordinated Notes represented by such IPS. The price paid by a holder for an IPS must be allocated on a reasonable basis between the Common Share and the Subordinated Notes represented by the IPS in order to determine their respective cost to the holder for purposes of the Tax Act. The Issuer will allocate the price paid for each IPS on the basis of Cdn$7.35 to the Common Share and Cdn$5.90 to the Subordinated Notes (i.e. their face amount) represented by each IPS, and by purchasing an IPS the holder is deemed to agree to such allocation and agrees not to take a contrary position for any purpose. Since a holder who holds an IPS will own the Common Share and Subordinated Notes represented by such IPS, the Canadian federal income tax consequences of owning an IPS (including the taxation of dividends and interest on the Common Share and Subordinated Notes, respectively, and the tax treatment of disposing of the Common Share and Subordinated Notes upon the disposition of an IPS representing such securities) will not differ from those associated with owning those securities. In particular, a holder will be required to include in computing its income for a taxation year all interest on the Subordinated Notes that accrues or becomes receivable or is received by the holder in that year. Also, dividends on the Common Share received by a holder will be required to be included in computing the holder's income for purposes of the Tax Act. See "Certain Canadian Federal Income Tax Considerations".
U.S. Income Tax Considerations:	Ownership of IPSs should be treated for U.S. federal income tax purposes as direct ownership of the Common Shares and Subordinated Notes constituting the IPSs, and the purchase price of an IPS should be allocated between its constituent Common Share and Subordinated Note in proportion to their respective fair market values at the time of purchase. A Non-U.S. Holder, as defined in "Certain U.S. Federal Income Tax Considerations", will generally not be subject to U.S. federal income tax or withholding with respect to interest paid on the Subordinated Notes or

distributions with respect to the Common Shares, provided certain conditions are satisfied.

For U.S. federal income tax purposes, the Issuer's distributive share of income arising from the Combined Business' business operations will be effectively connected with a U.S. trade or business (''effectively connected income'' or ''ECI''), and the Issuer will generally be subject to a 35% U.S. federal income tax on its taxable income which is ECI. In addition, the Issuer will be liable for a 5% branch profits tax on distributions from the Combined Business to the extent such distributions are not in excess of the Issuer's earnings and profits attributable to the Combined Business.

Hodgson Russ LLP, U.S. tax counsel to the Issuer and Medical Facilities USA, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. tax counsel to the Underwriters (together, ''U.S. Tax Counsel''), have advised the Issuer and the Underwriters, as applicable, that the Subordinated Notes should be treated as debt for U.S. federal income tax purposes and, therefore, that the Issuer should be able to deduct interest paid on the Subordinated Notes in computing its U.S. taxable income. Such deductions would also reduce the Issuer's earnings and profits for purposes of the branch profits tax. However, there is no authority that directly addresses the tax treatment of securities similar to the Subordinated Notes which are offered in circumstances similar to this Offering (i.e., as part of a unit that includes common shares of the issuer). In light of this absence of direct authority, U.S. Tax Counsel cannot conclude with certainty that the Subordinated Notes will be treated as debt for U.S. federal income tax purposes, and, although the Issuer intends to take the position that the Subordinated Notes are debt for U.S. federal income tax purposes, there can be no assurance that this position will not be challenged by the U.S. Internal Revenue Service (''IRS''). If such a challenge were sustained, interest payments on the Subordinated Notes would be recharacterized as non-deductible distributions with respect to the Issuer's equity, and the Issuer's taxable income and U.S. federal income tax liability would be materially increased. As a result, the Issuer's after-tax cash flow would be reduced and the Issuer's ability to make interest payments on Subordinated Notes and distributions with respect to Common Shares would be materially and adversely impacted.

Recent U.S. legislation regarding ''corporate inversions'', if applicable to the Issuer, may result in the Issuer being treated as a U.S. corporation for U.S. tax purposes, which could result in a greater U.S. tax liability for the Issuer and possible U.S. withholding tax on distributions with respect to Common Shares. The potentially broad application of the ''corporate inversion'' rules has not been the subject of any guidance by the U.S. Treasury Department or Internal Revenue Service and thus, the scope of this legislation remains uncertain.

Prospective purchasers should consult their own tax advisors regarding the United States federal and state tax implications of an investment in IPSs. See ''Certain U.S. Federal Income Tax Considerations''.

IPS Attributes:

IPS Components: Each IPS represents: (a) one Common Share; and (b) Cdn$5.90 principal amount of Subordinated Notes.

The ratio of Common Shares to principal amount of Subordinated Notes represented by an IPS is subject to change in the event of a stock split,

	recombination or reclassification, or upon a partial redemption or repurchase of the Subordinated Notes.
Separation and Recombination:	Holders of IPSs may separate their IPSs into the Common Shares and Subordinated Notes represented thereby, at any time, through their broker or other financial institution. Similarly, any holder of Common Shares and Subordinated Notes may recombine the applicable number of Common Shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time. See ''Description of IPSs''.
Market:	Closing of the Offering is conditional on, among other things, the approval for listing and posting for trading of the IPSs issued in connection with this Offering on the Toronto Stock Exchange. IPSs offered pursuant to a final prospectus dated March 17, 2004 are currently listed and posted for trading on the Toronto Stock Exchange.
Ownership Restrictions:	There are ownership restrictions on the IPSs due to U.S. health care regulations. ''See Regulations Applicable to OSH and the Founding Partnerships''.
Common Share Attributes:	
Common Shares Outstanding:	27,593,212 Common Shares will be outstanding following the completion of the Offering.
Voting Rights:	Each outstanding Common Share carries one vote per share and, subject to applicable law, the Common Shares vote as a class on all matters presented to the shareholders for a vote.
Market:	The outstanding Common Shares are listed on the Toronto Stock Exchange, but will not be posted for trading until there exists a sufficient public distribution (for purposes of the requirements of the Toronto Stock Exchange) of Common Shares that are held separately from Subordinated Notes. The Issuer intends to similarly list the Common Shares offered under this Short Form Prospectus.
Subordinated Note Attributes:	
Subordinated Notes Outstanding:	Cdn$162.8 million aggregate principal amount of 12.5% Subordinated Notes will be outstanding following the completion of the Offering.
Market:	In certain circumstances, the Subordinated Notes and Common Shares represented by the IPSs will separate. There is no market through which such Subordinated Notes may be sold and purchasers may not be able to resell Subordinated Notes purchased under this prospectus.
Interest Rate:	The interest rate on the Subordinated Notes is 12.5% per annum.
Record and Payment Dates:	Interest will be paid monthly in arrears on the 15th day of each month (or the next Business Day if such day is not a Business Day), to holders of record on the last Business Day of the preceding month.
Principal Repayment:	The Subordinated Notes will provide for the payment of interest only until the end of the term of the Subordinated Notes, at which time the principal balance will be payable by the Issuer.
Maturity Date:	The Subordinated Notes will mature on March 29, 2014. The Issuer may extend the maturity of the Subordinated Notes for two additional successive five-year terms provided that certain conditions are satisfied.
Optional Redemption:	On or after March 29, 2009, the Issuer may redeem the Subordinated Notes, at its option, at any time in whole and from time to time in part, upon not less than 30 nor more than 60 days notice to Holders, for cash, at

	a redemption price equal to: (i) 105% of the principal amount of Subordinated Notes being redeemed where the redemption occurs on or after March 29, 2009 but before March 29, 2010; (ii) 104% of such amount where the redemption occurs on or after the March 29, 2010 but before March 29, 2011; (iii) 103% of such amount where the redemption occurs on or after March 29, 2011 but before March 29, 2012; (iv) 102% of such amount where the redemption occurs on or after March 29, 2012 but before March 29, 2013; (v) 101% of such amount where the redemption occurs on or after March 29, 2013 but before March 29, 2014; and (vi) 100% of such amount on maturity. Any exercise by the Issuer of its option to redeem the Subordinated Notes in whole or in part, will result in an automatic separation of the IPSs.
Change of Control:	Upon the occurrence of a Change of Control, as defined under "Description of Subordinated Notes — Change of Control", the Issuer will be required to make an offer to each holder of Subordinated Notes to repurchase that holder's Subordinated Notes at a price equal to 101% of the principal amount of the Subordinated Notes being repurchased, plus any accrued but unpaid interest to the date of repurchase. However, a holder of IPSs will not be able to have its Subordinated Notes repurchased unless such holder surrenders the IPSs to the depositary, and receives delivery of the underlying Common Shares and Subordinated Notes.
Security and Subordinated Note Guarantees:	The Subordinated Notes are secured by a pledge of the Issuer's membership interests in Medical Facilities USA and unconditionally guaranteed by Medical Facilities USA, which guarantee is secured by a pledge of Medical Facilities USA's interests in each Founding Partnership. Medical Facilities USA will also pledge its interest in OSH in connection with such guarantee. The Subordinated Notes are also supported by a limited cash flow guarantee provided by each Founding Partnership, subject to certain limitations. OSH will provide a similar limited cash flow guarantee in respect of the Subordinated Notes issued pursuant to this Offering. The Subordinated Note Guarantees are not a guarantee of the repayment of principal of the Subordinated Notes. The amount of the guarantee under the Subordinated Note Guarantees and Subco Guarantee will not be increased by the issuance of additional IPSs other than as a result of an exchange of Exchangeable Interests, in which case the amount of the related Subco Guarantee will be reduced proportionately and the Subordinate Note Guarantee will be increased proportionately to reflect the proportionate increase in Medical Facilities USA's partnership interest in such Founding Partnership or OSH, as applicable.
Subco Notes and Subco Guarantee:	As part of the transactions contemplated by the Acquisition Agreement, Holdco will transfer 100% of its membership interests (49% of OSH) to Subco in consideration for 100% of the membership interests in Subco and the delivery of a subordinated note of Subco (the "Subco Note"). The material terms of the Subco Note will be substantially similar to the Subordinated Notes with the rate, term and default provisions, as applicable, being identical. The initial principal amount of the Subco Note will be equal to 96.08% of the principal amount of the Subordinated Notes to be issued pursuant to this Offering, to reflect the initial 49:51 ownership ratio, which proportion will adjust upon any exchanges of Exchangeable

Interests for IPSs. OSH will provide a limited cash flow guarantee (the "OSH Subco Guarantee") of Subco's cash flow obligations on the Subco Note to the same extent and subject to the same limitations as the Subordinated Note Guarantee. The OSH Subco Guarantee is not a guarantee of the repayment of principal of the Subco Note.

Risk Factors:

The risks associated with an investment in the IPSs and the Common Shares and Subordinated Notes include:

- With respect to the Combined Business and its industry: dependence on payments by the Medicare program, the Medicaid program (and possible changes to such programs), and private health insurers and the Workers' Compensation program; regulation under the Stark Law and the Anti-Kickback Statute; privacy and patient confidentiality requirements under the Health Insurance Portability and Accountability Act; uncertainty related to recent Workers' Compensation legislation in Oklahoma; changes in health care laws; the continuance of contracts with managed care plans; numerous licensing, certification, accreditation survey and audit requirements and regulatory requirements; insolvency of former insurers; dependence on physician relationships; lack of diversification; litigation; ability to obtain professional liability insurance and the cost of such insurance; access to capital for expansion; regulation of the development of new facilities; intense competition; and certain other risks associated with the Founding Partnerships and OSH. See "Risk Factors".
- With respect to the structure of the Issuer and this Offering: dependence on the Founding Partnerships and OSH; management committee representation; distributions of all cash may restrict potential growth; future distributions are not guaranteed; exchange rate fluctuations may affect distributions; substantial indebtedness could impact the business; future issuances of IPSs or Common Shares could result in dilution; restrictive covenants in credit facilities may affect distributions; future issuances of IPSs could result in dilution; limitation on enforcing civil judgements; investment eligibility and foreign property; U.S. federal income tax risks; interest on Subordinated Notes may not be deductible; ability to pay principal on Subordinated Notes; the Subordinated Note Guarantees may not be enforceable; the non-solicitation and non-competition agreements may not be enforceable; and the market price for the Common Shares and IPSs may be volatile. See "Risk Factors".

Cash distributions on the Common Shares are not guaranteed and, although interest payments on the Subordinated Notes are supported by limited cash flow guarantees from each Founding Partnership and OSH, such cash distributions are dependent on the Founding Partnerships' and OSH's financial performance, debt covenants and obligations, working capital requirements, future capital requirements and the deductibility for U.S. federal income tax purposes of interest payment on the Subordinated Notes. See "Risk Factors".

MEDICAL FACILITIES CORPORATION

The Issuer

The Issuer is a corporation continued under the laws of the Province of British Columbia on May 16, 2005. The registered office of the Issuer is located at 355 Burrard Street, Vancouver, British Columbia and the head office of the Issuer is located at 250 Yonge Street, Suite 2400, Toronto, Ontario.

The Issuer currently holds a 51% indirect interest in each Founding Partnership through its wholly-owned subsidiary Medical Facilities USA. The Founding Partners currently hold a 49% indirect partnership interest in their respective Founding Partnership. Each Founding Partnership owns and operates a licensed specialty hospital in South Dakota which performs scheduled (as opposed to emergency) surgical, imaging and diagnostic procedures. The Founding Hospitals do not offer the full range of services typically found in traditional hospitals, but instead focus on a limited number of clinical specialties, including orthopaedic; ear, nose and throat; neurosurgery; and other surgical procedures. The Founding Hospitals are three of the largest specialty hospitals in South Dakota. They are located in Sioux Falls, Rapid City and Aberdeen, the major population centers in the eastern, western and northern areas of the state, and service patients throughout South Dakota and the surrounding states. Collectively, the Founding Hospitals have 21 operating rooms, 44 recovery beds, 491 physicians with medical staff privileges and a clinical staff of 299.

The Issuer and Medical Facilities USA do not have any ongoing business operations of their own. Medical Facilities USA depends on the operations and assets of the Founding Hospitals for cash distributions on its partnership interests in the Founding Partnerships. The Issuer, in turn, depends on Medical Facilities USA for cash distributions to satisfy the interest obligations under the Subordinated Notes and to pay dividends on the Common Shares.

Although the business and operations of each Founding Hospital are under the control and direction of management of each facility, Medical Facilities USA exercises general oversight over these facilities through contractual rights which provide that certain matters are subject to the approval of the Medical Facilities USA board of managers, including any reduction in distributions, certain budgeting matters, material deviations from budget and specified fundamental transactions.

THE ACQUISITION

On June 2, 2005 the Issuer and OSH entered into an acquisition agreement (the ''Acquisition Agreement'') pursuant to which the Issuer agreed to acquire a 51% indirect interest in OSH for total consideration of approximately Cdn$55.0 million ($44.1 million). The Acquisition will be effected through a series of transactions pursuant to which the Issuer will indirectly acquire a 51% member interest in OSH. The Existing Members of OSH will retain a 49% indirect interest in OSH. Pursuant to the terms of the OSH Exchange Agreement, the Existing Members will be entitled to exchange 14% of the outstanding membership interests in OSH (the ''OSH Exchangeable Interest'') for IPSs. Their remaining 35% membership interest in OSH will not be exchangeable into IPSs and will not be transferable without the approval of the Medical Facilities USA board of managers (the ''Continuing Interests'' and together with the Exchangeable Interests, the ''Retained Interests'').

The closing of the Acquisition is expected to occur on or about June 20, 2005 and is subject to several conditions including: (i) the receipt of all regulatory approvals and third party consents required on Closing; (ii) the successful completion of this Offering; (iii) the delivery by each Existing Member, and any beneficial owner of a membership interest in OSH, of a non-competition and non-solicitation agreement; and iv) no occurrence of a material adverse change in respect of OSH nor any event, condition or state of facts which would have a material adverse effect on the business of OSH. See ''The Acquisition Agreement''.

OSH is currently the primary beneficiary of two variable interest entities, Oklahoma Physical Therapy and Spine Care — Rehab, L.L.C. (''OPT'') and Memorial Property Holdings, L.L.C. (''MPH'') which are consolidated in OSH historic consolidated financial statements. In connection with the acquisition by the Issuer of OSH, OPT and MPH will obtain additional capital from their members resulting in sufficient equity in the entities such that OSH will no longer be considered the primary beneficiary. Accordingly, OSH will not be required or permitted to consolidate OPT and MPH on a prospective basis. Historic financial statements of OSH (Parent-Only) have been included in this prospectus as such financial statements represent the business to be acquired rather than the historic consolidated financial statements. OSH consolidated financial statements can be obtained by telephoning the Hospital Chief Executive Officer at (415) 748-3300.

Rationale

Management believes that the acquisition of the Spine Hospital is consistent with its stated strategy to grow cash available for distribution by executing accretive acquisitions. Specifically, the Acquisition provides IPS holders with the following benefits:

Increased Cash Available for Distribution

On a pro forma basis, the Combined Business would have generated revenues and cash available for distribution of approximately $140.8 million and $27.5 million, respectively, during the twelve months ended March 31, 2005, resulting in accretion to cash available for distribution per unit of approximately 7.0% excluding any potential synergies that might be realized. See ''Selected Financial Disclosure''.

Opportunities for Operational Improvements

Increasing the number of facilities owned by Medical Facilities USA will enhance the potential for operational synergies, including the implementation of operational and administrative best practices, the standardization of equipment and supplies and group purchasing programs.

Enhanced Cash Flow Stability

The Acquisition will enhance the stability of the Combined Business through geographic diversification and diversification of its payor base and case mix.

Addition of High Quality Hospital Facility

Management believes that the Spine Hospital is a successful and growing facility, highly regarded for the quality of its care and services and the talents of its management, medical professionals and employees. Moreover, the Acquisition will expand Medical Facilities USA's geographic footprint and increase its profile within the medical community in the United States, thereby enhancing its ability to identify and attract future acquisition opportunities.

Acquisition Financing

The majority of the net proceeds of the Offering will be used to fund the Acquisition, related transaction expenses and additional hedging collateral required to execute additional foreign currency hedges. See ''Currency Hedging''.

OSH has arranged for a credit facility (the ''OSH Credit Facility'') from a local banking institution in the aggregate amount of $5 million. The OSH Credit Facility is a $5 million revolving credit facility with a five-year maturity and an interest rate equal to the prime rate plus 1% (the prime rate is equal to the prime rate of interest published in the ''Money Rates'' section of the Wall Street Journal). Following closing of the Acquisition and the Offering, it is expected that OSH will have cash balances and undrawn capacity under the OSH Credit Facility of at least $3 million, which will be available for working capital and other short-term cash requirements. See ''The Acquisition Agreement''.

The OSH Credit Facility will be secured by a security interest in all the present and after acquired property and will be subject to customary terms and conditions, including limits on additional indebtedness and limits on pledging assets without the consent of the lender.

In connection with the Offering the Issuer has increased the amount of its monthly foreign currency hedges so that the Issuer's current level of distributions are hedged for 36 months from Closing.

DESCRIPTION OF THE BUSINESS OF OSH

Business Overview

OSH owns and operates the Oklahoma Spine Hospital, a licensed specialty hospital that generally offers scheduled surgical, pain management and diagnostic procedures. The Spine Hospital does not offer the full range of services typically found in traditional hospitals, but instead focuses on a limited number of clinical and surgical specialties, including neurosurgery, pain management, orthopaedic surgery and podiatry.

Located in one of the fastest growing areas of Oklahoma City, the state capital of Oklahoma, the Spine Hospital operates a 61,000 square foot facility designed to promote patient comfort and convenience. The scheduling, staffing,

clinical procedures and protocols and physical infrastructure at the Spine Hospital are designed to increase physician productivity and employee job satisfaction.

The Spine Hospital was one of the nation's first physician-owned and operated specialty surgical spine hospitals. To help assure and continuously improve the quality of care provided to patients, the physician owners direct the administration and operations of the Spine Hospital. Since its inception, the Spine Hospital has focused on providing access to high quality surgical facilities that meet the needs of its patients, physicians and payors.

OSH management believes that, by successfully executing a business strategy that emphasizes physician satisfaction, operating efficiencies and margin improvement, the Spine Hospital can capitalize on favourable demographic trends and ongoing medical advances in order to grow its cash available for distribution.

Competitive Strengths

The key competitive strengths of the Spine Hospital include:

- *Physician Ownership.* Physician ownership and operation of the Spine Hospital has been a key factor in attracting physicians to the hospital's medical staff. Physicians who practice at the Spine Hospital report that they are able to increase the number of procedures they perform in a given period relative to a traditional hospital setting, thereby maximizing their efficiency and productivity. Managerial control of the Spine Hospital also provides participating physicians with a greater degree of operational freedom and administrative control over their professional practice.

- *Patient Preference.* The clinical and administrative procedures in place at the Spine Hospital are designed to improve the patient experience and ensure a high degree of patient satisfaction. Management believes that patients prefer the Spine Hospital over traditional hospitals and other surgical facilities because the Spine Hospital offers the comfort of a less institutional environment, a high level of patient service and convenience, simplified administrative procedures and greater scheduling flexibility, while providing high quality patient care. Based on recent internal patient satisfaction surveys, approximately 95% of the patient respondents rated their overall experience at the Spine Hospital as "excellent" or "good".

- *Payor Preference.* OSH management believes that superior patient care, better outcomes and lower complication rates translate to shorter lengths of stay, lower cost of care and the ability of patients to return to work sooner, which result in healthcare cost savings for patients and payors. As a speciality surgical hospital, the Spine Hospital offers health plans and other payors a competitive alternative to traditional hospitals and enables them to offer patients a greater degree of choice with respect to healthcare service.

- *Specialization.* The medical staff and employees of the Spine Hospital are dedicated to the care of patients with spine disorders, including spine diseases and injuries. Pain management specialists complement neurosurgeons and orthopaedic spine surgeons. Nurses, operating room personnel and ancillary service employees concentrate on spine care. Management believes this specialization results in superior patient care, better outcomes and lower complication rates.

- *Established Reputation.* The Spine Hospital has been in operation for over five years and has a well-established reputation in central and western Oklahoma. OSH management believes that the Spine Hospital's reputation for providing high quality care and excellent patient outcomes has enabled it to attract physicians and patients.

- *Experienced Management.* The Spine Hospital's experienced management is focused on providing high quality care and maintaining a high level of physician and patient satisfaction. Physician involvement in management ensures a focus on operational efficiency and assists the Spine Hospital in attracting and retaining physicians. The Medical Director, Chief Executive Officer and Chief Operating Officer have an average of over 20 years experience in the healthcare industry.

Facilities and Service Area

The Spine Hospital operates in a single-story facility containing approximately 61,000 square feet. The physical infrastructure includes:

- Seven operating rooms
- Two major pain management procedure rooms
- Eighteen private patient rooms
- Fourteen pre-op and post-op outpatient beds
- Emergency service, category IV
- Seven recovery room beds
- X-ray, myelography and CT suites
- Pharmacy
- Laboratory services
- Dietary services
- Respiratory therapy services

OSH leases the Spine Hospital facility and the underlying land from Memorial Property Holdings, LLC, a company owned by many of the same physicians who own OSH. The lease has a term extending to 2014 with two five-year extension options in favour of OSH. OSH also leases approximately 7,000 square feet of administrative office space in an adjacent building owned by two of the physician owners of OSH. OSH subleases approximately 3,000 square feet of medical office space to three pain management physicians. OSH management believes all three leases contain commercially reasonable terms.

The Spine Hospital's primary service area extends beyond Oklahoma City, a city with a metropolitan area of over 1 million people, into central and western Oklahoma. According to the 2000 U.S. census, the state of Oklahoma had a population of approximately 3.5 million.

Competition

The hospital industry is highly competitive. The Spine Hospital competes with traditional hospitals, ambulatory surgical centers and other specialty hospitals to attract physicians, employees and patients. Patients in the Spine Hospital's service area may obtain medical care and treatment at other healthcare facilities for a variety of reasons, including the need for services not offered by the Spine Hospital, physician referrals, location, or availability of coverage under applicable insurance programs and healthcare plans. Management believes that a facility's competitive position is affected by a number of factors, including the scope, breadth and quality of services offered to its patients; the specialties and reputation of physicians who practice at the facility; nurses and other healthcare professionals employed; the facility's reputation; relationships with payors and participation in payor networks; location; the number of facilities offering similar services or other services; the physical condition of its buildings; the quality, age and condition of its medical equipment; and its charges for services. The Spine Hospital is the only facility in the Oklahoma City metropolitan area that focuses on the treatment of disorders of the spine. OSH management believes that it will continue to be able to compete effectively over competing facilities.

Case Mix

The Spine Hospital focuses on a limited number of high-volume, non-emergency surgical, pain management, diagnostic procedures. The Spine Hospital does not offer the full range of services typically found in traditional hospitals, but instead focuses on a limited number of clinical and surgical specialties, including neurosurgery, pain management, orthopaedic surgery and podiatry. Procedures are performed on an inpatient and outpatient basis.

Payor Mix

The Spine Hospital receives payments in respect of the facility fees associated with the surgical, pain management, diagnostic and other medical procedures performed at its facilities from government-funded and commercial health plans (including Blue Cross and other commercial payors), workers' compensation programs and directly from patients.

The following chart sets forth the percentages of 2004 gross patient service revenues derived from each principal payor group:


2004 Gross Revenues
2%
14%
40%
27%
17%
Blue Cross Blue Shield
Other Commercial
Medicare
Workers' Compensation
Self-pay and other

Note: The above chart is divided into principal payor groups. Co-payments and deductibles paid directly by or on behalf of the patient are included as revenue attributed to the primary payor.

Physicians and Ownership Structure

In order to perform surgical procedures at the Spine Hospital, a physician must obtain and maintain medical staff membership and clinical privileges. Of the 110 physicians with clinical staff privileges at the Spine Hospital, 23 (approximately 20%) have an ownership interest in OSH.

Management and Employees

OSH's board of managers consists of six physician owners of OSH who are elected for fixed terms by the members of OSH. The board is responsible for establishing policy, overseeing operations and determining the strategic direction and initiatives of the hospital.

The Spine Hospital employs approximately 130 full-time equivalent employees, including registered nurses, operating room technicians, radiology technicians and clerical and other support staff. The employees of the Spine Hospital are not represented by a collective bargaining agreement. OSH Management believes that it maintains a good relationship with its employees and that the Spine Hospital offers its employees a competitive compensation package.

The Spine Hospital has experienced a relatively high degree of physician and nurse retention. It provides a less institutionalized work environment than traditional hospitals and limits the number of night shifts and ''on-call'' shifts for both the nurses and the other employees involved in patient care activities. The Spine Hospital encourages its professional employees to continuously expand their knowledge and improve their skills through formal and informal training and mentoring. The shortage of nurses generally affecting hospitals and other healthcare facilities in the United States has not materially impacted the Spine Hospital's ability to attract and retain nurses.

Capital Expenditures

The capital expenditures of the Spine Hospital, prepared on an accrual basis, can be categorized into two types: (i) maintenance; and (ii) growth or earnings enhancing. The table below sets out the maintenance and growth capital expenditures of the Spine Hospital for the past four years.

	Year Ended December 31,				
	2004	2003	2002	2001	Average
Maintenance Capital Expenditures	$289,304	$259,224	$739,447[(1)]	$ 86,811	$343,697
Growth Capital Expenditures	—	—	—	1,886,445[(2)]	$471,611
Total	$289,304	$259,224	$739,447	$1,973,256	$815,308

(1) During the year ended December 31, 2002, the Spine Hospital spent approximately $170,000 replacing floors in surgery areas and $296,000 replacing CT scan equipment.

(2) During the year ended December 31, 2001, the Spine Hospital spent approximately $440,000 on leasehold improvements and furnishings for an outpatient physical therapy department. In addition, the Spine Hospital spent approximately $1,440,000 for equipment and furnishings for new operating room space.

Maintenance Capital Expenditures

Maintenance capital expenditures include those required to maintain and upgrade existing infrastructure, including the replacement of furnishings and routine maintenance to existing building structures and the surrounding landscape and are not anticipated to increase the net cash flows from operations. In addition, the Spine Hospital routinely replaces existing operating equipment and surgical devices. The management information systems of the Spine Hospital must also be maintained and upgraded from time to time.

Growth Capital Expenditures

Growth capital expenditures are those related to the acquisition of new significant equipment, expansion of existing infrastructure (i.e., expansion of existing building facilities and/or addition of operating rooms or recovery beds) and other capital improvements. Growth capital expenditures are anticipated to enhance the net revenue stream either through increased productivity, enhanced margins or increased capacity resulting in additional cash available for distribution.

Outlook

Maintenance capital expenditures have averaged $0.3 million over the past four years. OSH management believes that $0.6 million represents a conservative estimate of the maintenance capital expenditures required for the foreseeable future to sustain the current capacity and utilization of the facilities, infrastructure and equipment of the Spine Hospital. In addition to cash generated from operations, the Spine Hospital has the ability to utilize vendor financing and third-party leasing arrangements to fund capital expenditures in the future.

Other Matters

Insurance

OSH currently maintains professional liability insurance and umbrella insurance which provide coverage on a claims-made basis. Coverage under these policies is contingent upon the policy being in effect when a claim is made, except that these policies are subject to a retroactive date of July 1, 2003. This means that these insurance policies respond only to covered claims which are made during the policy period and which arise from incidents occurring on or after July 1, 2003. Certain insurers which issued professional liability insurance to OSH prior to July 1, 2004 are insolvent and, therefore, OSH is not be able to seek coverage under the insolvent insurers' policies for claims arising from incidents which occurred prior to July 1, 2003. Management does not believe that the inability to seek such coverage would have a material adverse effect on OSH. Under certain circumstances, the State of Oklahoma provides limited source of funding for claims arising under policy periods previously insured by non-solvent insurers, but this funding is limited to $150,000 per claim. The cost and availability of professional liability insurance has varied widely in recent years. Management believes that the professional liability insurance currently maintained by OSH is adequate for the operation of the Spine Hospital, but there can be no assurance that the insurance coverage is sufficient to cover all future claims or that such insurance will continue to be available at a reasonable cost.

Environmental Issues

OSH's operations are subject to various federal, state and local laws and regulations relating to the protection of the environment and human health and safety. The operations of OSH include the use, generation and disposal of certain hazardous substances. OSH management believes that the operations of OSH have been in substantial compliance with the terms of applicable environmental laws and that no liabilities exist that could reasonably be expected to have a material adverse effect on OSH's business or financial position. OSH has indicated that it may not have fully complied with all regulations relating to the disposal of waste or permitting of its boilers; however, OSH management believes that any potential breaches of environmental law will not be substantial nor will they result in a material adverse effect to OSH.

Litigation

OSH is involved in various litigation matters that occur in the ordinary course of business, none of which OSH management believes will have any material adverse effect on the financial and operating performance of OSH. During the past five years, no litigation claims against OSH have had a material adverse effect on its business, financial condition or operations.

SELECTED FINANCIAL DISCLOSURE

The closing of the Acquisition is expected to occur on or about June 20, 2005 and is subject to several conditions, including the completion of this Offering and other conditions described below.

Summary of Pro Forma Cash Available for Distribution

The Issuer distributes a majority of its free cash flows from operations to holders of its IPSs with a portion of such distributions being interest payments on its Subordinated Notes and a portion being dividends on its common shares. The Issuer's method of determining distributable cash is derived from net income (loss), which is a measure recognized under Canadian GAAP and is a measure of operating performance understood by IPS holders. The Issuer's method of determining distributable cash is also consistent with the Issuer's historical disclosure and consistent with management's discussion and analysis of financial condition and results of operations as publicly disclosed to IPS holders. Management believes that consistent disclosure enhances the comparability of the information presented in this short form prospectus with results of the Issuer for prior periods. This method presents the calculation of cash that will be available for distribution to the IPS holders based on the results of the relevant period, after adjusting for non-cash depreciation, the direct payment of interest and taxes and after adjusting for maintenance capital expenditures. The following table presents the Issuer's *pro forma* cash available for distribution for the 12 months ended March 31, 2005 based on the Issuer's and OSH's results for that period and assuming that the Acquisition and Offering had occurred on

April 1, 2004. The actual results of operations of the Combined Business for any period following completion of the Acquisition and the Offering will vary from the amounts set forth below, and such variations may be material.

		MFC Actual Results 12 Months Ended March 31, 2005	Oklahoma Spine Hospital (Parent Only) Actual Results 12 Months Ended March 31, 2005	Pro Forma Adjustments	Pro Forma 12 Months Ended March 31, 2005
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(U.S. dollars in thousands, except as otherwise indicated)			
Pro Forma net loss for the period		(8,097)	14,254	(14,000)	(7,843)
Add:					
Interest expense[1]		13,616	21	3,234	16,871
Depreciation and amortization		10,003	703	2,026	12,732
Minority interest in net income		19,979	—	6,885	26,864
Unrealized loss on foreign currency		8,584	—	1,855	10,439
		44,085	14,978	—	59,063
Management believes that the following items will reduce the amount available for distribution by the Issuer					
Maintenance capital expenditures		(1,830)	(709)	—	(2,539)
Debt service costs[2]		(1,537)	—	(42)	(1,579)
Minority interest in the distributable cash flows of the centers[3]		(20,575)	—	(6,882)	(27,457)
Interest on Subordinated Notes		(12,093)	—	(3,259)	(15,352)
Pro Forma cash available for common share dividends	US$	8,050	14,269	(10,183)	12,136
Summary of Pro Forma cash available for distribution[4]					
Interest on Subordinated Notes	US$	12,093		3,259	15,352
Dividends on Common Shares	US$	8,050		4,086	12,136
Total Pro Forma cash available for distribution	US$	20,143		7,345	27,488
Total Pro Forma cash available for distribution[5]	CDN$	27,132		8,988	36,120
Total Pro Forma number of IPS units outstanding		22,173,212		5,420,000	27,593,212
Total Pro Forma cash available for distribution per IPS unit	CDN$	1.224			$ 1.309

Notes:

1. Represents actual and estimated interest expense (net of the interest revenue on available and restricted cash balances) for the outstanding credit facilities, amortization of the deferred financing costs and interest on the Subordinated Notes component of the IPS units.
2. Represents actual debt service costs on the credit facilities of the Founding Centers and estimated debt service costs on the credit facilities of OSH.
3. Represents actual minority interest in the distributable cash flow of the Founding Centers and estimated minority interest in the distributable cash flows of the OSH.
4. Cash available for distribution is not a recognized measure under either US or Canadian GAAP; therefore, distributable cash may not be comparable to similar measures used by other companies.
5. Represents the weighted average exchange rates of US$1.00 equals Cdn$1.35 for the MFC Actual Results for the 12 Months Ended March 31, 2005, US$1.00 equals Cdn$1.22 for the Pro Forma Adjustments and US$1.00 equals Cdn$1.31 for the Pro Forma 12 Months Ended March 31, 2005.

CURRENCY HEDGING

Medical Facilities USA and the Issuer are exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar because all of their operations (including the Founding Partnerships and, subsequent to the Acquisition, OSH) are in U.S. dollars while distributions to holders of the Issuer's IPS are made in Canadian dollars. In order to minimize the impact of fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar, Medical Facilities USA enters into various hedging arrangements, which are reviewed on the ongoing basis.

At May 31, 2005, Medical Facilities USA had 36 monthly forward foreign exchange contracts under which Medical Facilities USA will convert an aggregate of US$54.4 million into Cdn$71.3 million.

In connection with the Acquisition and Offering, Medical Facilities USA has entered into additional monthly forward foreign exchange contracts for the 36 months from July 2005 to June 2008, under which Medical Facilities USA will convert an aggregate of US$17.7 million into Cdn$21.7 million.

The hedging arrangements described above, effectively hedge, for a period of 36 months, the conversion of substantially all of the funds that the Issuer will require to make distributions at the current level on the IPSs which will be outstanding after completion of this Offering.

THE ACQUISITION AGREEMENT

On June 2, 2005 the Issuer and Medical Facilities USA entered into a purchase agreement (''the **Acquisition Agreement**'') with the Existing Members, Subco, Holdco and OSH pursuant to which Medical Facilities USA agreed to acquire a 51% interest in OSH for total consideration of Cdn$55.0 million ($44.1 million). The Existing Members of OSH will retain a 49% indirect interest in OSH. The closing of the Acquisition is expected to occur on or about June 20, 2005 and is subject to several conditions, including the completion of this Offering and other conditions described below. For an illustration of the ownership structure of OSH upon completion of the Offering and the transactions contemplated by the Acquisition Agreement, see ''Ownership Structure Following The Acquisition''.

Pursuant to the terms of the OSH Exchange Agreement, the Existing Members will be entitled to exchange 14% of the outstanding membership interests in OSH for IPSs. Their remaining 35% membership interest in OSH will not be exchangeable into IPSs and will not be transferable without the approval of the Medical Facilities USA board of managers. See ''Exchange Agreement''.

Representations and Warranties

The Acquisition Agreement includes representations and warranties made by OSH, Subco and Holdco related to the business and affairs of OSH, which are customary in a transaction of this nature, including with respect to clear title to the purchased membership units of OSH, organization and status, power and due authorization, capitalization, absence of conflict, absence of certain business practices, corporate records, sufficiency of assets, tax matters, permits, leases and licences, consents, contracts, litigation, undisclosed liabilities, non-arm's length arrangements, employee plans and labour relations, environmental matters, intellectual property, financial information, insurance, compliance with laws, the absence of litigation and other matters relating to OSH.

Each of the Existing Members has represented and warranted in the Acquisition Agreement that he, she or it has clear title to the purchased membership units of OSH.

Covenants

The parties to the Acquisition Agreement have made customary covenants relating to the closing of the Acquisition and related matters. In particular, OSH has agreed that, until the closing of the Acquisition, OSH's business will be conducted in the normal and ordinary course, consistent with past practice, except for the transactions contemplated or required by the Acquisition Agreement. OSH has also agreed not to take any action which would constitute a breach of any of its representations or warranties under the Acquisition Agreement.

Indemnities

The parties to the Acquisition Agreement have agreed to indemnify each other with respect to claims or losses relating to, among other matters, any breach of a representation or warranty or covenant contained in the Acquisition Agreement.

In addition, each of OSH, Subco and Holdco have agreed to indemnify the Issuer and Medical Facilities USA for any damages or losses they may suffer as a result of, or in connection with, any information or statement contained in this short form prospectus relating to OSH and its affiliates and associates that was approved by OSH for inclusion in this short form prospectus, including the information in ''Description of the Business of OSH'' and the audited and unaudited financial statements of OSH (Parent-Only) contained elsewhere in this prospectus, being a misrepresentation (within the meaning of that term under the *Securities Act* (Ontario)).

The Issuer may make a claim under the indemnities provided by OSH, Subco and Holdco for any breach of the OSH, Subco and Holdco Entities representations and warranties if the claim is made within three years following the closing of the Acquisition, except in connection with representations and warranties relating to tax matters, which claim can be brought at any time prior to the expiration of all applicable periods allowed for objecting and appealing the

determination of proceedings relating to any assessment or reassessment by any applicable taxing authority in respect of any taxation period ending prior to the closing date or in which the closing of the Acquisition occurs. In connection with representations and warranties relating to title matters, no time limitation exists restricting claims under the indemnity.

The Issuer may bring a claim against the Existing Members at any time in connection with a breach of the Existing Members' representations and warranties with respect to his, her or its clear title to the purchased membership interests of OSH.

No claim under the representations, warranties and indemnities may be made for any item unless the loss relating thereto is at least $100,000, and aggregate losses for which claims made to that date have exceeded $250,000 in the aggregate, in which case a claim may be made for all such losses.

The collective obligation of OSH, Subco and Holdco to indemnify the Issuer with respect to a claim brought against all or any one of them under the Acquisition Agreement is limited to the aggregate of (i) the net proceeds of the Offering received by OSH, Subco and Holdco and the Existing Members, and (ii) the amounts drawn under the OSH Credit Facility and transferred to the Existing Members, Subco or Holdco in accordance with the Acquisition Agreement.

Closing Conditions

The obligation of the Issuer, through its affiliates, to complete the Acquisition is subject to customary closing conditions including: (i) the representations and warranties made by OSH, Subco, Holdco and the Existing Members in the Acquisition Agreement being true and correct as at Closing and material compliance by the other parties with all of their obligations provided for in the Acquisition Agreement; (ii) the absence of any proceedings prohibiting the closing of the Acquisition; (iii) the entering into of Non-Competition Agreements with the physicians; (iv) receipt of all regulatory and other consents and approvals required to be obtained to permit the closing of the Acquisition; (v) other conditions which are customary in a transaction of this nature, (vi) no occurrence of a material adverse change in respect of OSH, nor any event, condition or state of facts which would have a material adverse effect on the business of OSH; and (vii) the successful completion of the Offering.

The closing of the Offering is also conditional upon the contemporaneous closing of the Acquisition.

Transactions

Concurrent with Closing, the Issuer and Medical Facilities USA will undertake the following transactions with respect to OSH (and its Existing Members) in the order and manner set forth below:

- The Issuer will use a substantial portion of the net proceeds of the Offering to subscribe for additional membership interests in Medical Facilities USA.
- Medical Facilities USA will use proceeds received from the Issuer to acquire a 51% membership interest in OSH by purchasing certain membership interests from the Existing Members and subscribing for additional membership interests directly from OSH. The aggregate cash consideration for such 51% membership interest will be Cdn$55.0 million ($44.1 million). The Existing Members will receive Cdn$52.8 million ($42.3 million) for their membership interests in OSH sold to Medical Facilities USA and Cdn$2.2 million ($1.7 million) will be paid directly to OSH for the subscription. The Existing Members will retain the remaining 49% membership interest in OSH.
- Immediately before Closing, OSH will draw down US$2.0 million on its Credit Facility and distribute that amount to its members.
- Each Existing Member will transfer his, her or its remaining interests in OSH to Holdco in consideration for the same ownership interests in Holdco as he, she or it owned in OSH prior to the Acquisition.
- Holdco will transfer its 49% membership interest in OSH to Subco in consideration for 100% of the membership interests of Subco and the delivery of the Subco Note.

EXCHANGE AGREEMENT

The Existing Members will, indirectly, be granted exchange rights pursuant to an agreement (the "OSH Exchange Agreement") to be entered into on Closing among the Issuer, Medical Facilities USA and Subco. After 180 days

following Closing, and subject to the limitations described below, the OSH Exchange Agreement will grant Subco the right periodically to exchange all or any portion of its OSH Exchangeable Interests in OSH for IPSs, based on the Exchange Ratio. The exchange ratio, which determines the number of IPSs into which the OSH Exchangeable Interests are exchangeable, essentially values the Exchangeable Interests based on distributions by OSH for the trailing twelve month period prior to the exchange relative to distributions by all MFC Partnerships during that period (adjusted to take into account the accretion on the acquisition of each MFC Partnership other than the Founding Centers). The OSH Exchange Agreement is substantially identical to the Founding Centers Exchange Agreement (except that the Subco's exchange ratio will differ from the Founding Centers), including as to timing and minimum and maximum exchanges, and protection from exclusionary offers. For a description of the Founding Centers' Exchange Agreement, please page 31 of the Issuer's AIF.

REGULATIONS APPLICABLE TO OSH AND THE FOUNDING PARTNERSHIPS

Licensing and Accreditation

Healthcare facilities, such as the Spine Hospital, are subject to numerous legal, regulatory, licensing, certification and accreditation requirements. These include, but are not limited to, requirements imposed by the Medicare program, state licensure, and payor credentialing requirements. Receipt and renewal of certain of these licenses, certifications and accreditations are based on inspections, surveys, audits, investigations or other reviews, some of which may require affirmative compliance actions by the Spine Hospital that could be burdensome. See ''Risk Factors — Licensing, Certification and Accreditation Requirements''. The Spine Hospital holds all licences and accreditations necessary for its operation and Management does not anticipate any issues regarding their renewal.

Stark Law

The U.S. physician self-referral law, commonly referred to as the Stark Law, prohibits a physician from making a referral for certain ''designated health services,'' for which payment may be made by the Medicare or Medicaid programs, to an entity with which the physician (or a member of the physician's immediate family) has a financial relationship, unless an exception applies. A financial relationship is defined to include ownership or investment in, or a compensation relationship with, an entity. Designated health services include, among other services, inpatient and outpatient hospital services. The Stark Law also prohibits an entity from billing the Medicare or Medicaid programs for any items or services provided pursuant to a prohibited referral. Sanctions under the Stark Law include recoupment of Medicare and Medicaid payments, fines, and exclusion from the Medicare and Medicaid programs.

Among the exceptions to the Stark Law are investments by physicians or their immediate family members (such physicians and their immediate family members will be referred to as ''physician investors'') in a hospital if the physician is authorized to perform services at that hospital. This is commonly called the ''whole hospital exception.'' Management believes that patient referrals to the Spine Hospital and the Founding Hospitals by physician investors in those hospitals are permitted under the whole hospital exception.

In 2003, the U.S. Congress suspended the whole hospital exception, as it relates to investments in ''specialty hospitals,'' for a period of 18 months (the ''Amendment'') unless such hospital is excluded from the definition under the ''grandfather'' provisions of the Amendment. A ''specialty hospital'' includes one that is primarily or exclusively engaged in the care and treatment of patients with an orthopaedic condition or patients receiving a surgical procedure. Under the ''grandfather'' provisions, the whole hospital exception continued to apply to a specialty hospital that was in operation before November 18, 2003, provided the number of physician investors was never greater than the number of such investors on November 18, 2003, the categories of services provided at the hospital did not differ from those provided there on November 18, 2003, and any increase in the number of beds occurred only on the main campus of the hospital and did not exceed the greater of 50% of the number of beds of the hospital on November 18, 2003, or five beds. Management believes that the Spine Hospital and the Founding Hospitals met the ''grandfathering'' requirements throughout the 18-month suspension period, that the whole hospital exception continues to apply to OSH and the Founding Partnerships, and that physician ownership of, and referrals to, the Spine Hospital and the Founding Hospitals do not violate the Stark Law.

The suspension of the whole hospital exception to the Stark Law expired June 8, 2005. As of the date of this Prospectus, the whole hospital exception once again applies to physician investments in specialty hospitals, with no limitations on number of physician investors in or expansion of such hospitals. However, a potential new restriction on

physician ownership of specialty hospitals was introduced in the U.S. Senate on May 11, 2005. The Hospital Fair Competition Act would eliminate the Stark Law exception covering physician investment in specialty hospitals, and would impose restrictive and retroactive "grandfathering" requirements on existing specialty hospitals. If this bill is enacted as proposed, the Spine Hospital and the Founding Hospitals, to protect their "grandfathered" status under the whole hospital exception, would need to meet the following requirements: (i) the number of physician investors never exceeds the number of such investors as of November 18, 2003; (ii) the percent of investment in the hospital by physician investors never exceeds the percent of such investment as of June 8, 2005; (iii) the percent of investment in the hospital by any physician investor never exceeds the percent of such investment by such investor as of June 8, 2005; (iv) the categories of services at the hospital are not different from the categories of services at the hospital on November 18, 2003; (v) the number of beds never exceeds the number of beds on June 8, 2005; (vi) the number of operating rooms never exceeds the number of such rooms as of June 8, 2005; and (vii) the hospital meets such other requirements as the Secretary of Health and Human Services may specify. As of the date of this Prospectus, the Hospital Fair Competition bill has been referred to the Senate Finance Committee and it is not clear whether the bill will be enacted into law.

The "grandfathering" requirements proposed in the Hospital Fair Competition bill prohibit any increase in the number of physician investors, and it is unclear whether that prohibition includes indirect physician ownership. However, to assure compliance with the Stark Law in the event indirect ownership is counted for this purpose, OSH and its Subco will not offer ownership interests to physicians (or their immediate family members) for so long as such a restriction is advisable or required under the Stark Law or other legislation. In addition, and to the same extent, Holdco will not increase the number of physician investors beyond the number of such investors on November 18, 2003. Similar restrictions apply to the ownership of the Founding Hospitals.

It is possible that physicians licensed to practice medicine in the United States (or their immediate family members) will become indirect investors in OSH or the Founding Partnerships if they become holders of IPSs or owners of interests in entities that hold IPSs. Under a Stark Law regulation published January 4, 2001 and amended March 26, 2004, a facility will not be precluded from accepting a referral from a physician who is an indirect owner of the facility, or from billing for services provided pursuant to that referral, if the entity receiving the referral does not have actual knowledge of, or act in reckless disregard or deliberate ignorance of, the indirect ownership interest of the referring physician (or immediate family member). The Issuer will not sell IPSs directly to physicians who are licensed in the United States (or to their immediate family members). If the Issuer becomes aware of any direct or indirect ownership by a physician licensed in the United States (or his or her immediate family members), the Issuer will promptly require the sale of the IPSs of such physician (or family member) or, in the case of indirect investments, of the owner of the IPSs, or in certain circumstances, will sell such IPSs on behalf of the owner. The regulation referred to above is not directly on point, because it addresses referrals from physicians who are indirect owners of an entity, rather than increases in the number of physician investors under the "grandfathering" rule due to unknown indirect physician investment. Nevertheless, Management believes that the redemption of IPSs of indirect physician investors will avoid a loss of the "grandfathered" status of OSH and the Founding Partnerships. There can be no assurance that the courts and regulatory authorities will agree, and a contrary determination could result in the prohibition of referrals of Medicare and Medicaid patients to the Spine Hospital and the Founding Hospitals by all direct and indirect physician investors, recoupment of Medicare and Medicaid payments made to OSH and the Founding Partnerships for services provided pursuant to prohibited referrals, the imposition on OSH and the Founding Partnerships of significant civil monetary penalties, and exclusion of OSH and the Founding Partnerships from participation in the Medicare and Medicaid programs. Any or all of these consequences would have a material adverse impact on OSH, the Founding Partnerships and the Issuer and the holders of IPSs, Common Shares and Subordinated Notes.

The "grandfathering" requirements under the proposed Hospital Fair Competition bill would impose other restrictions on the Spine Hospital and the Founding Hospitals, including prohibitions on increasing the number of beds and operating rooms and on adding service categories. The Spine Hospital and the Founding Hospitals will comply with such restrictions to the extent that they are required or advisable under the Stark Law or other legislation.

There can be no assurance that the Stark Law or other physician self-referral laws or regulations will not be amended, enacted or promulgated in the future to prohibit or limit physician ownership in OSH and the Founding Partnerships or to prohibit or limit referrals by the physician investors to the Spine Hospital and the Founding Hospitals. Such laws, regulations and amendments could have retroactive effective dates, and/or "grandfathering" requirements that relate back to dates prior to the date of enactment or promulgation. Such changes in the laws or

regulations could have a material adverse effect on the operations of OSH and the Founding Partnerships. In addition, there can be no assurance that physician investment in OSH and the Founding Partnerships will not be challenged by government enforcement agencies, or that such investments, if challenged, will be upheld by a court or administrative agency as not violating the Stark Law. See ''Risk Factors''.

Anti-Kickback Statute

The U.S. Social Security Act includes certain anti-fraud and abuse provisions, which are commonly known as the ''Anti- Kickback Statute.'' These provisions make it a felony to knowingly and wilfully offer, pay, solicit or receive remuneration in order to induce a referral for an item or service for which payment may be made under the Medicare or Medicaid programs. In addition to criminal penalties, including fines up to $25,000 and five years imprisonment, a violation of the Anti-Kickback Statute can lead to fines and exclusion from the Medicare and Medicaid programs. The scope of prohibited conduct under the Anti-Kickback Statute is broad and includes economic arrangements involving hospitals, physicians and other healthcare providers. Courts interpreting the Anti-Kickback Statute have held that if any purpose of a payment (including indirect remuneration) is intended to induce referrals, the payment could violate the Anti-Kickback Statute, even if the payment also is intended as compensation for goods or services actually provided. Physician ownership in OSH and the Founding Partnerships, including financial distributions from OSH and the Founding Partnerships to the physician investors, are arrangements that fall within the overall scope of the statute.

Because of the uncertainty regarding the interpretation of the Anti-Kickback Statute and the possibility that it could make harmless (or even beneficial) conduct illegal, the Department of Health and Human Services has promulgated regulations that describe certain safe harbour arrangements that will not be deemed to constitute violations of the Anti-Kickback Statute. A financial arrangement that complies with all elements of a safe harbour will be not be considered a violation of the Anti-Kickback Statute. Failure to satisfy a safe harbour does not necessarily mean that an arrangement is illegal, but such an arrangement would be analyzed under the Anti-Kickback Statute to determine whether it represents an impermissible kickback for referrals.

The ownership structures of OSH and the Founding Partnerships are not currently covered by a safe harbour and Management anticipates that they will not satisfy all of the requirements of a safe harbour in the future. However, the ownership structures of OSH and the Founding Partnerships are consistent with the requirement that occurs in several other safe harbours requiring that distributions to investing physicians be based on their relative ownership interests and not on the volume or value of referrals. While Management believes that OSH and the Founding Partnerships would have substantial arguments in the event of a challenge alleging violations of the Anti-Kickback Statute, it cannot guarantee that such an action could not be successfully brought. The result of such an action would depend on the facts and circumstances surrounding OSH and the Founding Partnerships. If OSH or a Founding Partnership was challenged successfully under the Anti-Kickback Statute, its physician investors could be precluded from referring patients to the Spine Hospital or associated Founding Hospital, resulting in adverse consequences to the operations of that hospital. In addition, OSH and the Founding Partnership, and their physician investors, could be subject to sanctions, including loss of professional licenses, exclusion from participation in the Medicare and Medicaid programs, and substantial fines and/or imprisonment. Additionally, there can be no assurance that the Anti-Kickback Statute or regulations under it will not be amended, or that other anti-kickback laws or regulations will not be enacted or promulgated in the future, resulting in a material adverse effect on OSH and the Founding Partnerships. See ''Risk Factors''.

Patient Records and Confidentiality

The Health Insurance Portability and Accountability Act of 1996 (''HIPAA'') includes provisions designed to streamline the electronic transmission of health claims and protect the privacy and security of patient health information. Regulations promulgated under HIPAA require healthcare providers that submit electronic transactions to do so in a nationally standardized format. Ongoing compliance costs related to these regulations could require OSH and the Founding Partnerships to make a substantial financial outlays.

Other HIPAA regulations require health care providers to protect the confidentiality and ensure the security of patient health information. Penalties for violation of the regulations range from civil fines to (in extreme circumstances where the act is committed with intent to sell, transfer or use patient health information for commercial advantage, personal gain or malicious harm) up to ten years imprisonment. These regulations contain many administrative requirements and full compliance could be costly and have a material negative impact on OSH and the Founding Partnerships.

USE OF PROCEEDS

The net proceeds of the Offering will be used to fund the Acquisition, transaction expenses related to the Acquisition and the Offering estimated at $2.5 million and additional hedging collateral of $1.3 million required to hedge future distributions on the IPSs issued in connection with the Offering. The balance of the net proceeds equal to approximately $6.8 million will be retained by the Issuer for general corporate purposes, including the provision of additional resources to pursue future acquisitions (estimated at approximately $5.2 million) and short term cash requirements to fund timing differences with respect to U.S. withholding taxes on future cash flows distributed from OSH to Medical Facilities USA (estimated at approximately $1.6 million). See ''The Acquisition'' and ''Plan of Distribution''.

EARNINGS COVERAGE RATIOS

The Issuer's interest requirements, after giving effect to the issue of the Subordinated Notes as a component of the IPSs, amounted to $16.7 million for the 12 months ended December 31, 2004. The *pro forma* earnings before interest and income tax for the 12 months ended December 31, 2004 was $8.4 million which is 0.5 times the interest requirements for this period.

The Issuer's interest requirements, after giving effect to the issue of the Subordinated Notes as a component of the IPSs, amounted to $16.4 million for the 12 months ended March 31, 2005. The *pro forma* earnings before interest and income tax for the 12 months ended March 31, 2005 was $9.0 million which is 0.55 times the interest requirements for this period.

Increases of $8.3 million and $7.4 million in the Issuer's pro forma net income before interest expense and income taxes for the 12 months ended December 31, 2004 and March 31, 2005 respectively, would be required in order for the Issuer's pro forma earnings coverage ratios to be 1.0.

Net income for purposes of calculating the Issuer's pro forma earnings coverage for the 12 months ended December 31, 2004 and March 31, 2005 reflects unrealized foreign exchange losses resulting from translation of its Canadian dollar denominated Subordinated Notes of $9.9 million and $10.4 million, respectively. Given the long-term maturity of the Subordinated Notes that trade in combination with the Issuer's common shares, the Issuer believes that the pro forma earnings coverage ratio, calculated after adjusting net income for the unrealized translation losses, should be presented as supplemental information. The adjusted ratios for the 12 months ended December 31, 2004 and March 31, 2005 are 1.1 and 1.2, respectively.

CONSOLIDATED CAPITALIZATION OF THE ISSUER

The following table sets out the consolidated capitalization of the Issuer as at March 31, 2005, both before and after giving effect to this Offering and the transactions contemplated by the Acquisition Agreement.

Designation	Authorized	At March 31, 2005 before giving effect to this Offering and the Acquisition	At March 31, 2005 after giving effect to this Offering and the Acquisition
Long-Term Debt	Unlimited	$23.9 million	$25.9 million
Subordinated Notes	Unlimited	$108.2 million	$133.8 million
Shareholders' Equity:			
Share Capital	Unlimited	$62.0 million (22,173,213 shares)	$91.9 million (27,593,212 shares)
Deficit		($15.8) million	($15.8) million

Notes:

(1) The Issuer was initially incorporated on January 12, 2004 with Cdn$10.

(2) Sufficient IPSs will be reserved for issuance to satisfy the Issuer's obligations to issue IPSs on the exchange by a Founding Subcorp of Founders' Exchangeable Interests in its related Founding Partnership or by Subco of OSH Exchangeable Interests in OSH.

OWNERSHIP STRUCTURE FOLLOWING THE ACQUISITION

The following chart illustrates the ownership structure of the Issuer, the three Founding Partnerships and OSH upon completion of the Offering and the transactions contemplated by the Acquisition Agreement. See ''The Acquisition Agreement''. Each of the Issuer's four separate 51% interests in the Founding Partnerships and OSH are, or will be, held through Medical Facilities USA. The remaining 49% interest is held by the Founding Partners in each Founding Partnership and by the Existing Members in OSH through limited liability companies they control.



Public Investors
100% Common Shares
100% Subordinated Notes
Existing Members
Founding Partners
Founding Partners
Founding Partners
100% Membership Interests
100% Membership Interests
100% Membership Interests
100% Membership Interests
OSH Holdco
Black Hills Holdco
Issuer
Dakota Plains Holdco
Sioux Falls Holdco
Subco Notes
100% Membership Interests
Founding Subcorp Notes
100% Membership Interests
Founding Subcorp Notes
100% Membership Interests
Founding Subcorp Notes
100% Membership Interests
OSH Subco
Black Hills Subco
100% Membership Interests
Dakota Plains Subco
Sioux Falls Subco
49%
49%
49%
49%
Black Hills
51%
Medical Facilities USA
51%
Dakota Plains
Black Hills Surgical Center
Dakota Plains Surgical Center
51%
51%
OSH
Sioux Falls
Spine Hospital
Sioux Falls Surgical Center

DESCRIPTION OF IPSs

General

The issuer is offering 5,420,000 IPSs in this Offering. Each IPS represents:

- one Common Share; and
- Cdn$5.90 aggregate principal amount of 12.5% Subordinated Notes.

The ratio of Common Shares to principal amount of Subordinated Notes represented by an IPS is subject to change in the event of a stock split, recombination or reclassification, or upon a partial redemption or repurchase of the Subordinated Notes.

Voluntary Separation and Recombination

Holders of IPSs may separate their IPSs into the Common Shares and Subordinated Notes represented thereby, at any time, through their broker or other financial institution. Similarly, any holder of Common Shares and Subordinated Notes may recombine the applicable number of Common Shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time. See "Book-Entry Settlement and Clearance" below for more information on the method by which delivery and surrender of IPSs and delivery of Common Shares and Subordinated Notes will be effected.

Automatic Separation

Upon the occurrence of any of the following, the IPSs will be automatically separated into the Common Shares and Subordinated Notes represented thereby:

- with respect to any holder of IPSs, acceptance by such holder of the Issuer's offer to repurchase the Subordinated Notes represented by that holder's IPSs in connection with a change of control of the Issuer;
- exercise by the Issuer of its right to redeem all or a portion of the Subordinated Notes, which may be represented by IPSs at the time of such redemption;
- the date on which the principal amount outstanding on the Subordinated Notes becomes due and payable, whether at the stated maturity date or upon acceleration thereof; or
- if CDS is unwilling or unable to continue as securities depository with respect to the IPSs and the Issuer is unable to find a successor depository.

Book-Entry Settlement and Clearance

CDS acts as securities depository for the IPSs, the Subordinated Notes and Common Shares represented by the IPSs, which are referred to collectively as the "Securities." The IPSs and the Subordinated Notes and the Common Shares represented by the IPSs are represented by one or more global notes and global stock certificates. The global notes and global stock certificates are issued in fully-registered in book-entry only form in the name of CDS or its nominee, CDS & Co. If an investor intends to purchase IPSs in the manner provided by this prospectus an investor must do so through direct and indirect CDS participants. The participant through which a purchase is made receives a credit for the applicable number of Securities on CDS's records. The ownership interest of each actual purchaser of the applicable security, referred to as a "beneficial owner," is to be recorded on the participant's records. Beneficial owners do not receive written confirmation from CDS of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the CDS participant through which the beneficial owner entered into the transaction.

All interests in the Securities are subject to the operations and procedures of CDS. For a description of such operation and procedures, please refer to the heading "Book-Entry Settlement and Clearance" on page 20 of the Issuer's AIF.

Ownership Restrictions

There are ownership restrictions on the IPSs due to U.S. healthcare regulations. See "Regulations Applicable to OSH and the Founding Partnerships — Stark Law"

DESCRIPTION OF SUBORDINATED NOTES

The following is a description of the terms of the Indenture under which the Issuer's Subordinated Notes are issued, a copy of the form of which has been filed with the Canadian securities regulatory authorities. Capitalized terms used in this "Description of Subordinated Notes" section and not otherwise defined have the meanings set forth in the Indenture and in the section "Certain Definitions", as applicable.

General

The Subordinated Notes are issued under an indenture, dated March 29, 2004, as amended pursuant to a first supplemental indenture to be entered into on the Closing Date (the "Indenture"), between the Issuer and Computershare Trust Company of Canada, as trustee (the "Trustee").

The following summary of certain provisions of the Indenture is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture.

The Indenture provides for the issuance of an unlimited aggregate principal amount of additional Subordinated Notes having substantially identical terms and conditions to the Subordinated Notes offered hereby (the "Additional Subordinated Notes"), subject to compliance with the covenants contained in the Indenture. Any Additional Subordinated Notes will be part of the same issue as the Subordinated Notes offered hereby and will vote on all matters with the Subordinated Notes offered hereby.

The Subordinated Notes are registered in book-entry only form. See "Description of IPSs — Book-Entry Settlement and Clearance". The Subordinated Notes are not be listed or traded on any exchange or market and therefore, the Holders may not be able to resell Subordinated Notes.

The Subordinated Notes are secured senior subordinated obligations of the Issuer. The Subordinated Notes will be guaranteed by Medical Facilities USA and will have the benefit of certain limited cash flow guarantees, on a several basis, from OSH and each Founding Partnership. See "Security and Guarantees" below.

Maturity

The Subordinated Notes mature on March 29, 2014. The initial term may be extended by the Issuer for two additional successive five-year terms, if the following conditions are satisfied:

(i) the ratio of Consolidated Net Debt to Consolidated EBITDA for the 12-month period ending on the last day of the fiscal quarter ending at least 45 days prior to the end of the then current term, is less than 4.0 to 1.0 for the Issuer;

(ii) the Debt Service Coverage Ratio for the 12-month period ending on the last day of the fiscal quarter ending at least 45 days prior to the end of the then current term exceeds 1.75 to 1.0 for the Issuer;

(iii) no Event of Default has occurred and is continuing with respect to the Subordinated Notes;

(iv) no event of default has occurred and is continuing with respect to any other material (on a consolidated basis) Indebtedness of the Issuer or its Subsidiaries; and

(v) Holders of not less than 50% of the principal amount of the Subordinated Notes then outstanding or 50% of the principal amount of the Subordinated Notes represented at a meeting of Holders consent to the extension.

Interest

The Subordinated Notes bear interest at a rate per annum of 12.5% payable monthly in arrears, less any tax required to be withheld, on the 15th day of each month (or the next Business Day, if such day is not a Business Day) to holders of record at the close of business on the last Business Day of the preceding month. The first distribution payment for the IPSs offered hereunder, will be July 15, 2005.

Additional Amounts for U.S. Withholding Tax

All amounts paid or credited by the Issuer under or with respect to the Subordinated Notes or by any guarantor (other than OSH or a Founding Partnership) under or in respect of its guarantee are made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other government charge (including penalties, interest and any other liabilities or expenses related thereto) imposed or levied

by or on behalf of the government of the United States or any government of any political subdivision, state or territory of the United States or any authority or agency therein or thereof having power to tax (hereinafter, ''Taxes''), unless the Issuer or such guarantor is required to withhold or deduct any amount for or on account of Taxes by law or by interpretation or administration of law. If the Issuer or any guarantor (other than OSH or a Founding Partnership) is required to withhold or deduct any amount for or on account of Taxes from any amounts paid or credited under or with respect to the Subordinated Notes or the guarantees of the Subordinated Notes, the Issuer or such guarantor will pay such additional amounts (''Additional Amounts'') as may be necessary so that the net amount received by each owner of Subordinated Notes (an ''owner'' for purposes of this ''Additional Amounts for U.S. Withholding Tax'' section), including Additional Amounts, after such withholding or deduction (including any withholding or deduction in respect of Additional Amounts) will not be less than the amount the owner would have received if such Taxes had not been withheld or deducted; provided that Additional Amounts will only be payable with respect to a payment made to a person if:

(a) the person is a Non-U.S. Holder that is not a Disqualified Recipient, and

(b) either: (i) the Non-U.S. Holder certifies to the Issuer or its agent on IRS Form W-8BEN (or a suitable substitute or successor form) under penalties of perjury that such Non-U.S. Holder is not a ''United States person'' (as defined in the Code) and provides its name and address; or (ii) a ''qualified intermediary'' (as defined in applicable Treasury Regulations) receives documentation upon which it can rely to treat the Non-U.S. Holder as not a United States person and provides the Issuer with an IRS Form W-8IMY (or a suitable substitute or successor form).

(c) the payment is not effectively connected with such person's conduct of a trade or business within the U.S.

Any guarantors (including OSH and the Founding Partnerships) will also:

(a) make such withholding or deduction; and

(b) remit the full amount deducted or withheld to the relevant authority;

in accordance with and in the time required under applicable law.

The Issuer and any guarantors will furnish to the holders of the Subordinated Notes that are outstanding on the date of the withholding or deduction, within 30 days after the date of the payment of any taxes due under applicable law, certified copies of tax receipts evidencing such payment by the Issuer or such guarantor.

At least 30 days prior to each date on which any payment under or with respect to the Subordinated Notes is due and payable, on which the Issuer or any guarantor will be obligated to pay Additional Amounts with respect to such payment, the Issuer or such guarantor will deliver to the trustee an officers' certificate stating the fact that such Additional Amounts will be payable and specifying the amounts so payable and will set forth such other information necessary to enable the trustee to pay such Additional Amounts to holders of notes or owners on the payment date. Whenever in the indenture or in this prospectus there is mentioned, in any context, principal, premium, if any, interest or any other amount payable under or with respect to any Subordinated Note, such mention will be considered to include the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Issuer or a guarantor (other than a Founding Partnership) will pay any present or future stamp, court, documentary or other similar taxes, charges or levies that arise in any taxing jurisdiction from the execution, delivery or registration of, or enforcement of rights under, the Subordinated Notes, the Indenture or any related document (''Documentary Taxes'').

The obligation to pay Additional Amounts (and any reimbursement) and Documentary Taxes under the terms and conditions described above will survive any termination, defeasance or discharge of the Indenture.

Canadian Withholding Tax

The Issuer will be entitled to deduct and withhold any applicable withholding taxes pursuant to the Tax Act from any payment to be made on the Subordinated Notes and the amount of any such deduction or withholding will be considered an amount paid in satisfaction of the Issuer's obligation under such Subordinated Notes and there is no obligation on the Issuer to gross-up amounts paid to a Holder in respect of such deductions or withholding.

Ownership Restrictions

There are ownership restrictions on the Subordinated Notes due to U.S. healthcare regulations. See ''Regulations Applicable to OSH and the Founding Partnerships — Stark Law''.

Optional Redemption

On or after March 29, 2009, the Issuer may redeem the Subordinated Notes, at its option, at any time in whole and from time to time in part, upon not less than 30 nor more than 60 days notice to Holders, for cash, at a redemption price equal to: (i) 105% of the principal amount of Subordinated Notes being redeemed where the redemption occurs on or after March 29, 2009 but before March 29, 2010; (ii) 104% of such amount where the redemption occurs on or after the March 29, 2010 but before March 29, 2011; (iii) 103% of such amount where the redemption occurs on or after March 29, 2011 but before March 29, 2012; (iv) 102% of such amount where the redemption occurs on or after March 29, 2012 but before March 29, 2013; (v) 101% of such amount where the redemption occurs on or after March 29, 2013 but before March 29, 2014; and (vi) 100% of such amount on maturity. Any exercise by the Issuer of its option to redeem the Subordinated Notes in whole or in part, will result in an automatic separation of the IPSs. If the Issuer extends the term of the Subordinated Notes, the redemption price for redemptions during each such extended term will be calculated based on a similar declining premium to principal amount basis as noted previously.

In the case of any partial redemption, selection of the Subordinated Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee deems fair and appropriate (and in such manner as complies with the applicable legal and regulatory requirements). If any Subordinated Note is to be redeemed in part only, the notice of redemption relating to such Subordinated Note will state the portion of the principal amount thereof to be redeemed. A new Subordinated Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Subordinated Note. On and after the redemption date, interest will cease to accrue on Subordinated Notes or portions thereof called for redemption, so long as the Issuer has deposited with the depositary funds sufficient to pay the principal of, plus accrued and unpaid interest on, the Subordinated Notes to be redeemed.

Ranking

The Subordinated Notes will be secured senior subordinated indebtedness of the Issuer and will be subordinated in right of payment, as set forth in the Indenture, to all existing and future secured senior indebtedness of the Issuer, but will rank senior to any unsecured Indebtedness of the Issuer. Because the Issuer is a holding company and has no business operations, the Subordinated Notes will be structurally subordinate to the obligations of the Issuer's Subsidiaries other than Medical Facilities USA (which has granted a secured guarantee of the Subordinated Notes), but including OSH and the Founding Partnerships. Notwithstanding the above, the Holders will have certain rights and remedies under the Subordinated Note Guarantees, as described below, which in prescribed circumstances will effectively result in the Holders entitlement to interest payments on the Subordinated Notes ranking *pari passu* with all unsecured indebtedness of OSH and the Founding Partnerships.

As of March 31, 2005, after giving *pro forma* effect to the Offering and the transactions contemplated by the Acquisition Agreement, OSH and the Founding Partnerships would have had approximately $25.1 million of aggregate Indebtedness outstanding under the Founding Partnerships' Credit Facilities and the OSH Credit Facility. This Indebtedness would rank senior to the Subordinated Note Guarantees. Although the Indenture will contain limitations on the amount of additional Indebtedness which the Issuer and its subsidiaries may incur, and the Subordinated Note Guarantees, the operating agreement of OSH and the partnership agreement of each Founding Partnership will contain limitations on incurrence of indebtedness, the amount of such indebtedness could be substantial. See ''Certain Covenants — Limitations on Incurrence of Indebtedness'' below.

Security and Guarantees

General. The Subordinated Notes are secured by a pledge of the Issuer's membership interests in Medical Facilities USA and by an unconditional guarantee by Medical Facilities USA, which guarantee will, on Closing, be secured by a pledge of Medical Facilities USA's membership interest in OSH and is secured by a pledge of partnership interest in each Founding Partnership. Each Founding Partnership, and its related Subcorp and Holdcorp, have provided and OSH and Subco and Holdco will, on Closing, provide a covenant to cooperate in respect of a sale or merger on the realization of the pledge of the partnership interests or the membership interests, as the case may be (the ''Realization Support Covenant'').

Subordinated Note Guarantees. The Issuer's interest payment obligations on the Subordinated Notes will be supported by a separate limited cash flow guarantee from each Founding Partnership, and on Closing from OSH (in each case, limited to the approximate portion of the Subordinated Notes issued to fund the purchase price for the relevant MFC Partnership).

The maximum claim under the Subordinated Note Guarantee in any such circumstances will be equal to the lesser of: (i) any shortfall in the applicable amount and (ii) the actual amount of any arrears in the interest payments on the Subordinated Notes. The Subordinated Note Guarantees are not guarantees of the repayment of principal of the Subordinated Notes.

Each Subordinated Note Guarantee and the Subco Guarantee and each of the Founding Subcorp Guarantees will be subordinate in right of payment to OSH's and each Founding Partnership's Credit Facility (as defined below) and other senior debt and will rank *pari passu* in right of payment with all other existing and future unsecured indebtedness and trade creditors of OSH and each Founding Partnership. The Subordinated Note Guarantee and Subco Guarantee will rank *pari passu* with each other.

The pursuit of any rights or remedies under a Subordinated Note Guarantee must be authorized by holders of at least 50% of the principal amount of the Subordinated Notes, provided that, subject to certain limited exceptions, if the remedy sought involves the liquidation of all or part of OSH or a Founding Partnership then a special majority of the holders of the combined principal amount of Subordinated Notes and Subco Note issued or Founding Subcorp Notes, as the case may be, in respect of OSH or such Founding Partnership (as applicable), is required except if the Realization Support Covenant has been breached by Holdco or Subco or a Founding Holdcorp or Founding Subcorp, in which event such a liquidation remedy may be pursued upon the authorization by only the holders of at least 67% of the principal amount of the Subordinated Notes.

Each of OSH and the Founding Partnerships will agree, or have agreed, to pay, in addition to the amount of the Subordinated Note Guarantee, any and all expenses (including, without limitation, reasonable counsel fees and expenses) incurred by the Trustee acting on behalf of the Holders in enforcing any rights under the Subordinated Note Guarantees.

Each Subordinated Note Guarantee is a continuing guarantee and will: (i) remain in full force and effect until payment in full of all the Subordinated Notes; (ii) be binding upon OSH and each respective Founding Partnership and its successors; and (iii) inure to the benefit of the holders of Subordinated Notes and be enforceable by the Trustee.

Subordination of the Subordinated Note Guarantees. The right of the Trustee of Subordinated Notes to make and enforce claims under the Subordinated Note Guarantees will be subordinated to the rights of the lenders providing the Credit Facilities and other secured creditors of OSH and the Founding Partnerships (See "Credit Facilities"). By reason of such subordination, in the event of insolvency, certain creditors of OSH and the Founding Partnerships will be able to enforce claims prior to claims made under the Subordinated Note Guarantees by the Holders.

Covenants in Subordinated Note Guarantees. OSH and each Founding Partnership will covenant pursuant to its Subordinated Note Guarantee not to incur indebtedness which would result in a breach of the debt incurrence covenants in the Indenture. See "Certain Covenants — Limitations on Incurrence of Indebtedness" below.

Subco Notes, Subco Guarantees and Intercreditor Agreement

As part of the transactions contemplated by the Acquisition Agreement and consistent with the manner in which the 49% retained interest in each Founding Partnership is held, Holdco will transfer 100% of its membership interests in OSH to Subco in consideration for 100% of the membership interests in Subco and the delivery of a subordinated note of Subco (the "Subco Note"). The Subco Note will be substantially similar to the Subordinated Notes as well as the Founding Subcorp Notes (with rate, term and default provisions, as applicable, being identical) with initial principal and interest payments equal (on a per dollar of principal amount basis) to 96.08% (subject to adjustment or exchange of OSH Exchangeable Interests) of the initial aggregate principal and interest payments of the Subordinated Notes forming part of the IPSs offered hereunder.

Subco's interest payment obligations on the Subco Note will be supported by a separate limited cash flow guarantee from OSH, (the "Subco Guarantee"), which guarantee will be substantially similar to the Founding Subcorp Guarantee.

The maximum claim under the Subco Note Guarantee or the Founding Subcorp Note Guarantee in any such circumstances will be equal to the lesser of (i) any shortfall in the applicable amount; and (ii) the actual amount of any

arrears in the interest payments on the Subco Note or the Founding Subcorp Notes. Neither the Subco Guarantee nor the Founding Subcorp Guarantees are guarantees of the repayment of principal of the Subco Note or the Founding Subcorp Notes, respectively.

The Subco Guarantee and the Founding Subcorp Guarantees will rank *pari passu* with the Subordinated Note Guarantees and accordingly, no payment will be made pursuant to a Subordinated Note Guarantee unless contemporaneously therewith, OSH and the Founding Partnership also makes a proportionate payment to Holdco or the Founding Partnership's Holdcorp, as applicable, pursuant to the Subco Guarantee or the Founding Subcorp Guarantees, as applicable. Conversely, no payment will be made pursuant to the Subco Guarantee or the Founding Subcorp Guarantees unless contemporaneously therewith, OSH or the Founding Partnership also makes a proportionate payment in favour of Holders pursuant to its Subordinated Note Guarantee. Additionally, any claims (and any enforcement of claims) under either the Subordinated Note Guarantees, the Subco Guarantee or the Founding Subcorp Guarantees will be subject to the Intercreditor Agreement, pursuant to which the holder of the Subco Note and the holders of the Subordinated Notes will participate proportionately in any recovery under the Subordinated Note Guarantees or the Subco Guarantees.

OSH and the Founding Partnerships will agree, or have agreed, to pay, in addition to the amount of the Subco Guarantee and the Founding Subcorp Guarantees, as the case may be, any and all expenses (including, without limitation, reasonable counsel fees and expenses) incurred by a Holdco or a Founding Holdcorp in enforcing any rights under the Subco Guarantee or the Founding Subcorp Guarantees.

Additional Issuances of IPSs and Subordinated Notes

Subject to certain covenants on the Incurrence of Indebtedness, the Indenture provides for the additional issuances of Subordinated Notes. The terms of any additional Subordinated Notes will be identical in all respects to the Subordinated Notes distributed under this prospectus. The Issuer may issue additional Subordinated Notes at a discount or premium to the principal amount of Subordinated Notes under this prospectus.

The amount of the guarantee under the Subordinated Note Guarantees, Subco Guarantee and Founding Subcorp Guarantees will not be increased by the issuances of additional IPSs or Subordinated Notes other than as a result of an exchange of OSH Exchangeable Interests or Founders' Exchangeable Securities in respect of OSH or a Founding Partnership, respectively, in which case the amount of the Subco Guarantee or related Founding Subcorp Guarantee will be reduced proportionately and the Subordinated Note Guarantee will be increased proportionately to reflect the proportionate increase in Medical Facilities USA's interest in OSH or such Founding Partnership.

Acceleration Forbearance Periods

The principal amount of the Subordinated Notes is not due and payable during any Acceleration Forbearance Period. ''Acceleration Forbearance Period'' means, so long as the Issuer has Senior Indebtedness outstanding which requires subordinated debt of the Issuer to have a forbearance provision, the period beginning on the date when the Trustee or the holders of at least 25% in principal amount of the outstanding Subordinated Notes provide the Issuer with a notice of acceleration and expiring on the earliest of: (a) 119 days after the commencement of such period, provided, however, that in the event that there has been any prior Acceleration Forbearance Period in the immediately preceding 12 month period, the duration of the Acceleration Forbearance Period will be automatically reduced by the cumulative duration of all prior Acceleration Forbearance Periods that occurred during the preceding 12 month period; (b) the date the holders of Senior Indebtedness accelerate the Senior Indebtedness or any enforcement or collection action shall have been commenced with respect thereto; (c) the existence of an Event of Default described in clause (vii) under ''Defaults under the Indenture''; and (d) the maturity of the Subordinated Notes.

The Indenture contains identical forbearance provisions relating to each Guarantor's Obligations under its Guarantee.

Change of Control

Upon the occurrence of any of the following events (each, a ''Change of Control''), the Issuer will have the obligation to make an offer to repurchase all or any part of a Holder's Subordinated Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date): (i) the sale, lease or transfer, in one or a series of related transactions, of assets of the Issuer's or

Medical Facilities USA's assets generating more than 66⅔% of Consolidated EBITDA of the Issuer to any person or group, (ii) the adoption of a plan relating to the liquidation or dissolution of the Issuer or Medical Facilities USA, (iii) the acquisition by any person or group of a direct or indirect interest in more than 50% of the ownership of the Common Shares of the Issuer, or the voting power of the Voting Stock of the Issuer, by way of purchase, merger or consolidation or otherwise (other than the creation of a holding company that does not involve a change in the beneficial ownership of the Issuer as a result of such transaction), or (iv) the merger or consolidation of the Issuer with or into another person or the merger of another person into the Issuer with the effect that immediately after such transaction the shareholders of the Issuer immediately prior to such transaction hold, directly or indirectly, less than 50% of the total voting power of all securities generally entitled to vote in the election of directors, managers, or trustees of the person surviving such merger or consolidation, in each case other than creation of a holding company that does not involve a change in the beneficial ownership of the Issuer as a result of such transaction.

Future Senior Indebtedness of the Issuer may contain prohibitions on certain events which would constitute a Change of Control or require the Issuer to repurchase or, to make an offer to repurchase such Senior Indebtedness upon a Change of Control. The Senior Indebtedness may prohibit any purchase by the Issuer of the Subordinated Notes. Moreover, the exercise by the Holders of their right to require the Issuer to repurchase the Subordinated Notes could cause a default under other Senior Lender Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Issuer. Finally, the Issuer's ability to pay cash to the Holders upon a repurchase may be limited by the Issuer's then existing financial resources and the terms of any Senior Lender Indebtedness then in effect. There can be no assurance that sufficient funds will be available when necessary to make any repurchases.

In the event that at the time of such Change of Control the terms of any other Senior Lender Indebtedness restrict or prohibit the repurchase of Subordinated Notes pursuant to this covenant, then prior to the mailing of the notice to Holders provided for in the immediately following paragraph but in any event within 30 days following any Change of Control, the Issuer shall (i) repay in full all Senior Lender Indebtedness or offer to repay in full all Senior Lender Indebtedness and repay the Senior Lender indebtedness of each lender who has accepted such offer or (ii) obtain the requisite consent under the agreements governing the Senior Lender Indebtedness to permit the Issuer to make an offer to repurchase the Subordinated Notes as provided for in the immediately following paragraph.

Within 30 days following any Change of Control, unless the Issuer has exercised its right to redeem the Subordinated Notes as described above under ''— Optional Redemption'', the Issuer will mail a notice (a ''Change of Control Offer'') to each Holder with a copy to the Trustee stating: (1) that a Change of Control has occurred, together with an offer to purchase such Holder's Subordinated Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on a record date to receive interest on the relevant interest payment date); (2) the circumstances and relevant facts and financial information regarding such Change of Control; (3) the repurchase date (which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and (4) the instructions determined by the Issuer, consistent with this covenant, that a Holder must follow in order to have its Subordinated Notes purchased. A holder of IPSs will not be able to have its Subordinated Notes purchased unless the Holder separates the IPS and receives delivery of the underlying Common Shares and Subordinated Notes.

The Issuer will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Subordinated Notes validly tendered and not withdrawn under such Change of Control Offer.

Recombination of Notes and Common Stock into IPSs

The Indenture provides that as long as any Subordinated Notes are outstanding, any Holder of Subordinated Notes and Common Shares may, at any time and from time to time, recombine these securities to form IPSs.

Certain Covenants

The Indenture contains covenants including, among others, the covenants listed below. The Founding Partnerships have given, and OSH will give, covenants substantively similar to those discussed below under ''— Limitations on Incurrence of Indebtedness'' in their respective Subordinated Note Guarantees. The other covenants listed below (those under headings other than ''Limitations on Incurrence of Indebtedness'') are not provided directly by the Founding

Partnerships and will not be provided directly by OSH. Medical Facilities USA's ability to require compliance with such covenants will be limited to circumstances where Medical Facilities USA has contractual approval rights.

Limitations on Incurrence of Indebtedness. The Indenture provides that:

1. The Issuer will not, and will not permit (to the extent that its indirect approval rights would be triggered) any of its Subsidiaries to, directly or indirectly, Incur any Indebtedness or issue any shares of Disqualified Stock or Preferred Stock; provided, however, that the Issuer or any Subsidiary may Incur Indebtedness or issue shares of Disqualified Stock or Preferred Stock if:

   (A) the Consolidated Net Debt to Consolidated EBITDA ratio for the most recently ended four full fiscal quarters of the Issuer for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been less than: 5.25 to 1.0 if the Incurrence or issuance occurs prior to March 29, 2006; 5.0 to 1.0 if the Incurrence or issuance occurs on or after March 29, 2006 and prior to the March 29, 2009; and 4.5 to 1.0 if the Incurrence or issuance occurs on or after March 29, 2009; and

   (B) if Incurred or issued after March 29, 2007, the Debt Service Coverage Ratio for the most recently ended four full fiscal quarters of the Issuer for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued exceeds 1.5 to 1.0;

   each determined on a *pro forma* basis (including a *pro forma* application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

2. The Issuer will not permit (to the extent that its indirect approval rights would be triggered) OSH or any Founding Partnership to, directly or indirectly, Incur any Indebtedness or issue any shares of Disqualified Stock or Preferred Stock provided, however, that OSH and/or a Founding Partnership may Incur Indebtedness or issue shares of Disqualified Stock or Preferred Stock if the Net Debt to EBITDA ratio of OSH or such Founding Partnership for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been less than 2.0 to 1.0, each determined on a *pro forma* basis (including a *pro forma* application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations will not apply to:

(a) the Incurrence by the Issuer and its Subsidiaries of Indebtedness pursuant to the Founding Partnerships' Credit Facilities;

(b) Indebtedness to be issued in the form of additional Subordinated Notes upon the exchange of any Exchangeable Interests;

(c) Indebtedness arising from agreements of the Issuer or a Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the acquisition or disposition of any business, assets or a Subsidiary of the Issuer in accordance with the terms of the Indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(d) Indebtedness of the Issuer to a Subsidiary of the Issuer; provided that any such Indebtedness is subordinated in right of payment to the Subordinated Notes; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Subsidiary ceasing to be a Subsidiary of the Issuer or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Subsidiary) will be deemed, in each case, to be an Incurrence of such Indebtedness;

(e) Indebtedness of a Subsidiary to the Issuer or another Subsidiary of the Issuer; provided that (i) any such Indebtedness is made pursuant to an intercompany note and (ii) if a Guarantor Incurs such Indebtedness to a Subsidiary that is not a Guarantor such Indebtedness is subordinated in right of payment to the Guarantee of such Guarantor; provided further that any subsequent issuance or transfer of any Capital Stock or any other

event which results in any Subsidiary lending such Indebtedness ceasing to be a Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Subsidiary of the Issuer) will be deemed, in each case, to be an Incurrence of such Indebtedness;

(f) Hedging Obligations that are incurred in the ordinary course of business (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding, or (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges;

(g) any guarantee by the Issuer or a Subsidiary of other obligations of the Issuer or any of its Subsidiaries so long as the Indebtedness by the Issuer or such Subsidiary is permitted under the terms of the Indenture; provided that if such Indebtedness is by its express terms subordinated in right of payment to the Subordinated Notes or the Guarantee of such Subsidiary, as applicable, any such guarantee of such Subsidiary with respect to such Indebtedness will be subordinated in right of payment to such Subsidiary's Guarantee with respect to the Subordinated Notes substantially to the same extent as such Indebtedness is subordinated to the Subordinated Notes or the Guarantee of such Subsidiary, as applicable;

(h) the Incurrence by the Issuer or any of its Subsidiaries of Indebtedness which serves to refund or refinance any Indebtedness Incurred as permitted under paragraphs 1 and 2 of this covenant and clauses (a) through (b) above, or any Indebtedness issued to so refund or refinance such Indebtedness (subject to the following proviso, ''Refinancing Indebtedness'') prior to its respective maturity, provided, however, that such Refinancing Indebtedness:

    (i) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness being refunded or refinanced;

    (ii) has a Stated Maturity which is no earlier than the Stated Maturity of the Indebtedness being refunded or refinanced;

    (iii) to the extent such Refinancing Indebtedness refinances Indebtedness *pari passu* with the Subordinated Notes or the Obligations of the Subsidiaries that are Guarantors of such Subordinated Notes, as applicable, is *pari passu* with or subordinated to the Subordinated Notes or the obligations of such Subsidiaries under such guarantee, as applicable; and

    (iv) is Incurred in an aggregate amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus premium and fees Incurred in connection with such refinancing; and

(i) Indebtedness of Persons that are acquired by the Issuer or any of its Subsidiaries or merged into a Subsidiary in accordance with the terms of the Indenture; provided, however, that such Indebtedness is not Incurred in contemplation of such acquisition or to provide all or a portion of the funds or credit support required to consummate such acquisition or merger; provided further, however, that after giving effect to such acquisition and the Incurrence of such Indebtedness either (i) the Issuer would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Net Debt to Consolidated EBITDA test set forth in the first sentence of this covenant or (ii) the Debt Service Coverage Ratio would be greater than immediately prior to such acquisition.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (a) through (i) above or is entitled to be Incurred pursuant to the first two paragraphs of this covenant, the Issuer will, in its sole discretion, classify or reclassify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been Incurred pursuant to only one of such clauses or pursuant to the first two paragraphs hereof. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant.

Limitation on Restricted Payments. The Indenture provides that the Issuer will not, and shall not permit (to the extent that its indirect approval rights would be triggered) any of its Subsidiaries to directly or indirectly:

(a) declare or pay any dividend or make any distribution on account of the Issuer's or any of its Subsidiaries' Equity Interests, including any payment made in connection with any merger or consolidation involving the Issuer (other than (A) dividends or distributions by the Issuer payable solely in Equity Interests (other than Disqualified Stock) of the Issuer or (B) dividends or distributions by a Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Subsidiary other than a Wholly Owned Subsidiary, the Issuer or a Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities); or

(b) purchase or otherwise acquire or retire for value any Equity Interests of the Issuer or any Subsidiary, other than exchanges of the Exchangeable Interests for IPSs pursuant to and in accordance with the Founders' Exchange Agreement or the OSH Exchange Agreement; or

(c) make a Restricted Investment;

(all such payments and other actions set forth in clauses (a), (b) and (c) above being collectively referred to as "Restricted Payments"),

unless, at the time of such Restricted Payment:

(i) no Default or Event of Default will have occurred and be continuing or would occur as a consequence thereof;

(ii) immediately after giving effect to such transaction on a *pro forma* basis, the Issuer could Incur $1.00 of additional Indebtedness under the provisions of paragraph 1 of "— Limitations on Incurrence of Indebtedness"; and

(iii) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Subsidiaries (including Restricted Payments permitted by clauses 1, 3, 4, 5 and 6 of the next succeeding paragraph, excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of, without duplication:

(A) 50% of the consolidated net income of the Issuer (calculated in accordance with the Indenture) for the period (taken as one accounting period) from the commencement date of the first quarter of the Issuer's first fiscal year to the end of the Issuer's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such consolidated net income for such period is a deficit, minus 100% of such deficit), plus

(B) 100% of the aggregate net proceeds, including cash and the Fair Market Value (as determined in accordance with the next paragraph) of property other than cash, received by the Issuer since March 29, 2004 from the issue or sale of Equity Interests of the Issuer (subject to certain exceptions), including Equity Interests issued upon conversion of Indebtedness or upon exercise of warrants or options (other than an issuance or sale to a Subsidiary of the Issuer), plus

(C) 100% of the aggregate amount of contributions to the capital of the Issuer received in cash and the Fair Market Value (as determined in accordance with the next paragraph) of property other than cash since March 29, 2004 (subject to certain exceptions), plus

(D) 100% of the aggregate amount received in cash and the Fair Market Value (as determined in accordance with the next paragraph) of property other than cash received from (I) the sale or other disposition (other than to the Issuer or a Subsidiary) of Restricted Investments made by the Issuer and its Subsidiaries and from repurchases and redemptions of such Restricted Investments from the Issuer and its Subsidiaries by any Person (other than the Issuer or any of its Subsidiaries) and from repayments of loans or advances which constituted Restricted Investments, (II) the sale (other than to the Issuer or a Subsidiary) of the Capital Stock of a Subsidiary.

The Fair Market Value of property other than cash covered by clauses (B), (C) and (D) above will be determined in good faith by the Issuer and (I) in the event of property with a Fair Market Value in excess of $2.5 million, shall be set forth in an officers' certificate or (II) in the event of property with a Fair Market Value in excess of $10 million, shall be set forth in a resolution approved by at least a majority of the board of directors.

The foregoing provisions of this covenant will not prohibit:

1. the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

2. (a) the repurchase, retirement or other acquisition of any Equity Interests (''Retired Capital Stock'') or Subordinated Indebtedness of the Issuer in exchange for, or out of the proceeds of the substantially concurrent sale of, Equity Interests of the Issuer or contributions to the equity capital of the Issuer (other than any Disqualified Stock or any Equity Interests sold to a Subsidiary of the Issuer or to an employee stock ownership plan or any trust established by the Issuer or any of its Subsidiaries) (collectively, including any such contributions, ''Refunding Capital Stock'') and (b) the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of the Issuer or to an employee stock ownership plan or any trust established by the Issuer or any of its Subsidiaries) of Refunding Capital Stock;

3. the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Issuer or any of its Subsidiaries issued or incurred in accordance with the covenant entitled ''— Limitation on Incurrence of Indebtedness'';

4. the declaration and payment of dividends or distributions to holders of any class or series of Preferred Stock; provided, however, that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a *pro forma* basis, the Issuer would have had a Debt Service Coverage Ratio of at least 1.5 to 1.0;

5. the payment of dividends on the Issuer's Common Shares up to an aggregate amount in any fiscal quarter not to exceed the Quarterly Base Dividend Level;

6. other Restricted Payments in an aggregate amount specified in the Indenture which may not to exceed US$10 million, provided that any amounts paid pursuant to this clause that subsequently would have become eligible to be paid out pursuant to clause 8, may be excluded from this calculation at that time;

7. repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options; and

8. the payment of dividends on the Issuer's Common Shares to the extent permitted but not previously paid, provided at the time of declaration of payment, the Debt Service Coverage Ratio is at least 1.5 to 1.0 on a *pro forma* basis.

provided, however, that at the time of and after giving effect to, any Restricted Payment permitted under clauses 1, 3, 4, 5, 6, 7 and 8, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

Dividend and Other Payment Restrictions Affecting Subsidiaries. The Indenture provides that the Issuer will not, and will not permit (to the extent that any of its indirect approval rights are triggered) any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Subsidiary to:

(a) (i) pay dividends or make any other distributions to the Issuer or any of its Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (ii) pay any Indebtedness owed to the Issuer or any of its Subsidiaries;

(b) make loans or advances to the Issuer or any of its Subsidiaries; or

(c) sell, lease or transfer any of its properties or assets to the Issuer or any of its Subsidiaries;

except in each case for such encumbrances or restrictions existing under or by reason of:

1. contractual encumbrances or restrictions in effect on March 29, 2004, including pursuant to the Founding Partnership Credit Facilities;
2. the Indenture and the Subordinated Notes;
3. applicable law or any applicable rule, regulation or order;
4. any agreement or other instrument relating to Indebtedness of a Person acquired by the Issuer or any Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;
5. any restriction with respect to a Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Subsidiary pending the closing of such sale or disposition;
6. Secured Indebtedness otherwise permitted to be Incurred pursuant to the covenants described under "— Limitations on Incurrence of Indebtedness" and "— Liens" that limit the right of the debtor to dispose of the assets securing such Indebtedness;
7. restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;
8. customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;
9. customary provisions contained in leases, agreements to provide services and other similar agreements entered into in the ordinary course of business; or
10. any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancing of the contracts, instruments or obligations referred to in clauses 1 through 10 above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the board of directors, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment. restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Asset Sales. The Indenture provides that the Issuer will not, and will not permit any of its Subsidiaries to (to the extent that it has any indirect contractual or other approval rights with respect to the relevant actions of the Subsidiaries), cause or make an Asset Sale, unless (x) the Issuer, or its Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (as determined in good faith by the Issuer) of the assets sold, and (y) except in the case of a permitted asset swap, at least 75% of the consideration therefor received by the Issuer, or such Subsidiary, as the case may be, is in the form of cash equivalents, subject to certain terms and conditions.

Within 365 days after the Issuer's or any Subsidiary's receipt of the net proceeds of any Asset Sale, the Issuer or such Subsidiary may apply the net proceeds from such Asset Sale, at its option:

(a) to permanently reduce Obligations under Senior Indebtedness or Indebtedness of a Subsidiary, in each case other than Indebtedness owed to the Issuer or an Affiliate of the Issuer;

(b) to make an investment in any one or more businesses, capital expenditures or acquisitions of other assets in each case used or useful in a similar business; and/or

(c) to make an investment in properties or assets that replace the properties and assets that are the subject of such Asset Sale. Pending the final application of any such Net Proceeds, the Issuer or such Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in cash equivalents or Investment Grade Securities. The Indenture provides that any net proceeds from any Asset Sale that are not applied as provided and within the time period set forth in the first sentence of the prior paragraph will be deemed to constitute "Excess Proceeds". When the aggregate amount of

Excess Proceeds exceeds $10 million, the Issuer will have the obligation to make an offer to all Holders of Subordinated Notes (an ''Asset Sale Offer'') to purchase the maximum principal amount of Subordinated Notes that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to lesser of (i) 105% of the principal amount, and (ii) the redemption amount at such date, plus accrued and unpaid interest, if any, to but not including the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture.

Notices of an Asset Sale Offer shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase date to each Holder of Subordinated Notes at such Holder's registered address. If any Subordinated Note is to be purchased in part only, any notice of purchase that relates to such Subordinated Note shall state the portion of the principal amount thereof that has been or is to be purchased.

A new Subordinated Note in principal amount equal to the unpurchased portion of any Subordinated Note purchased in part will be issued in the name of the Holder thereof upon cancellation of the original Subordinated Note. On and after the purchase date, unless the Issuer defaults in payment of the purchase price, interest shall cease to accrue on Subordinated Notes or portions thereof purchased.

The terms of any Senior Indebtedness of the Issuer and its Subsidiaries may prohibit the completion of sales and/or the application of the proceeds of sales as provided in the Indenture.

Transactions with Affiliates. The Indenture provides that the Issuer will not, and will not permit (to the extent that any of its indirect approval rights are triggered) any of its Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an ''Affiliate Transaction'') involving aggregate consideration in excess of $1 million, unless:

(a) such Affiliate Transaction is on terms that are not materially less favorable to the Issuer or the relevant Subsidiary than those that could have been obtained in a comparable transaction by the Issuer or such Subsidiary with an unrelated Person; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5 million, the Issuer delivers to the trustee a resolution adopted by the majority of the board of directors of the Issuer, approving such Affiliate Transaction and set forth in an officers' certificate certifying that such Affiliate Transaction complies with clause (a) above.

The foregoing provisions will not apply to the following:

(i) Permitted Investments and Restricted Payments permitted by the provisions of the Indenture described above under the covenant ''— Limitation on Restricted Payments'';

(ii) the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Issuer or any Subsidiary;

(iii) transactions in which the Issuer or any of its Subsidiaries, as the case may be, delivers to the Trustee a letter from an independent financial advisor of recognized standing stating that such transaction is fair to the Issuer or such Subsidiary from a financial point of view or meets the requirement of clause (a) of the preceding paragraph;

(iv) payments or loans to employees or consultants in the ordinary course of business which are approved by a majority of the board of directors of the Issuer in good faith;

(v) any agreement as in effect as of March 29, 2004 or any amendment thereto (so long as any such amendment is not disadvantageous to the holders of the Subordinated Notes in any material respect) or any transaction contemplated thereby;

(vi) the existence of, or the performance by the Issuer or any of its Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of March 29, 2004 and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Issuer or any of its Subsidiaries of its obligations under any future amendment to any such existing agreement or under any similar agreement entered into after March 29, 2004 shall only be permitted

by this clause (vi) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders of the Subordinated Notes in any material respect; and

(vii) the issuance of Capital Stock (other than Disqualified Stock) or IPSs (including such securities represented thereby) of the Issuer or Additional Subordinated Notes.

Liens. The Indenture provides that the Issuer will not and will not permit (to the extent that it has any indirect contractual or other approval rights with respect to the relevant actions of the Subsidiaries) any of its Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien on any asset or property of the Issuer or such Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, that secures any obligations of the Issuer or any of its Subsidiaries (other than Senior Indebtedness) unless the Subordinated Notes are equally and ratably secured with (or on a senior basis to, in the case of obligations subordinated in right of payment to the Subordinated Notes) the obligations so secured or until such time as such obligations are no longer secured by a Lien. The preceding sentence will not require the Issuer or any Subsidiary to secure the Subordinated Notes if the Lien consists of a Permitted Lien.

The Indenture provides that no Guarantor will directly or indirectly create, Incur or suffer to exist any Lien on any asset or property of such Guarantor or any income or profits therefrom, or assign or convey any right to receive income therefrom, that secures any obligation of such Guarantor (other than Senior Indebtedness) unless the Guarantee of such Guarantor of the Subordinated Notes is equally and ratably secured with (or on a senior basis to, in the case of obligations subordinated on right of payment to such Guarantor's Guarantee or the Subordinated Notes, as applicable) the obligations so secured or until such time as such obligations are no longer secured by a Lien. The preceding sentence will not require any Guarantor to secure its Guarantee or the Subordinated Notes, as applicable, if the Lien consists of a Permitted Lien.

Reporting Obligations. The Indenture provides that the Issuer deliver to the Trustee within 90 days after the end of each fiscal year of the Issuer and 45 days after the end of each fiscal quarter, a consolidated balance sheet of the Issuer and related statements of income, and changes in members' equity and cash flows in accordance with U.S. GAAP (audited with respect to year end statements). The Issuer will also be subject to other customary reporting obligations.

Merger, Consolidation, or Sale of All or Substantially All Assets

The Indenture provides that the Issuer may not consolidate or merge with or into or wind up into (whether or not the Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless (i) the Issuer is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of Canada or, any province or territory thereof (the Issuer or such Person, as the case may be, being herein called the "Successor Issuer"); (ii) the Successor Issuer (if other than the Issuer) expressly assumes all the obligations of the Issuer under the Indenture and the Subordinated Notes pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee; (iii) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Issuer or any of its Subsidiaries as a result of such transaction as having been Incurred by the Successor Issuer or such Subsidiary at the time of such transaction) no Default or Event of Default will have occurred and be continuing; (iv) immediately after giving *pro forma* effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period, either (A) the Successor Issuer would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Net Debt to Consolidated EBITDA ratio test set forth in the first sentence of the covenant described under "— Limitations on Incurrence of Indebtedness" or (B) the Debt Service Coverage Ratio for the Successor Issuer and its Subsidiaries would be greater than or equal to such ratio for the Issuer and its Subsidiaries immediately prior to such transaction; (v) each party to the Subordinated Notes and Guarantees, unless they are the other party to the transactions described above, will have by supplemental notes and guarantees confirmed that such notes and guarantees will apply to such Person's obligations under the Subordinated Notes and Guarantees (or, such parties will have entered into guarantees of the Subordinated Notes in form and substance substantially the same as the Guarantees); and (vi) the Issuer will have delivered to the Trustee an officers' certificate or an opinion of legal counsel stating that such consolidation, merger or transfer and such supplemental notes and guarantees (or guarantees of the Subordinated Notes) comply with the Indenture. The

Successor Issuer will succeed to, and be substituted for, the Issuer under the Indenture and the Subordinated Notes. Notwithstanding the foregoing clauses (iii) and (iv), (a) any Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Issuer or to another Subsidiary and (b) the Issuer may merge with an Affiliate incorporated solely for the purpose of reincorporating the Issuer in another province of Canada so long as the amount of Indebtedness of the Issuer and its Subsidiaries is not increased thereby.

The Indenture further provides that, subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale or disposition of a Guarantor, each Guarantor will not, and the Issuer will not permit a Guarantor to, consolidate or merge with or into or wind up into (whether or not such Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless (i) such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of Canada or the United States, or any province or state thereof (such Guarantor or such Person, as the case may be, being herein called the ''Successor Guarantor''); (ii) the Successor Guarantor (if other than such Guarantor) expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor's guarantee pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee; (iii) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Guarantor or any of its Subsidiaries as a result of such transaction as having been Incurred by the Successor Guarantor or such Subsidiary at the time of such transaction) no Default or Event of Default shall have occurred and be continuing; and (iv) the Guarantor shall have delivered or caused to be delivered to the Trustee an officers' certificate and opinion of legal counsel, stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture. Subject to certain limitations described in the Indenture, the Successor Guarantor will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor's guarantee. Notwithstanding the foregoing clause (iii), a Guarantor may merge with an Affiliate incorporated solely for the purpose of reincorporating such Guarantor in another state of the United States or province or territory of Canada so long as the amount of Indebtedness of the Guarantor is not increased thereby.

Defaults Under the Indenture

An Event of Default will be defined in the Indenture as (i) a default in any payment of interest on any Subordinated Notes when due, whether or not prohibited by the provisions described under ''— Ranking'' above, continued for 30 days, (ii) a default in the payment of principal or premium, if any, of any Subordinated Note when due at its maturity date, upon optional redemption, upon required repurchase, upon declaration or otherwise or upon any extensions of the maturity date in accordance with the Indenture, (iii) the failure by the Issuer to comply with its obligations under the covenant described under ''— Merger, Consolidation or Sale of All or Substantially All Assets'' above, (iv) the failure by the Issuer to comply for 30 days after notice with any of its obligations under the covenants described under ''— Change of Control'' or ''— Certain Covenants'' above (in each case, other than a failure to purchase Subordinated Notes) and the failure to make any Wholly Owned Subsidiary a Guarantor, (v) the failure by the Issuer to comply for 60 days after notice with its other agreements contained in the Subordinated Notes or the Indenture, (vi) the failure by the Issuer or any Major Subsidiary to pay any Indebtedness (other than Indebtedness owing to the Issuer or a Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default if the total amount of such Indebtedness unpaid or accelerated exceeds US$5 million or its foreign currency equivalent (the ''cross acceleration provision''), (vii) certain events of bankruptcy, insolvency or reorganization of the Issuer or a Major Subsidiary (the ''bankruptcy provisions''), (viii) the rendering of any judgment or decree for the payment of money (other than judgments which are covered by enforceable insurance policies issued by solvent carriers) in excess of US$10 million or its foreign currency equivalent against the Issuer or a Major Subsidiary if (A) an enforcement proceeding thereon is commenced and not discharged or stayed within 90 days thereafter or (B) such judgment or decree remains outstanding for a period of 60 days following such judgment and is not discharged, waived or stayed (the ''judgment default provision''), (ix) the Subordinated Notes or any Guarantee cease to be in full force and effect, except as contemplated by the terms thereof, or the Issuer or any Guarantor denies or disaffirms its obligations under the Subordinated Notes or any Guarantee, except as contemplated by the terms thereof, and the Default continues for 10 days, (x) the Issuer fails to have a Debt Service Coverage Ratio of at least 1.25 to 1.0 as determined on the last Business Day of each month and such failure continues for 90 days after

the notice specified below, (xi) the aggregate Unsecured Liabilities of the Founding Partnerships incurred in the ordinary course exceeds US$12 million and such excess continues for 90 days after the notice specified below; or (xii) an amendment is made to a Subco Note and a similar amendment is not made to the Indenture.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clause (iv), (v), (x) or (xi) will not constitute an Event of Default until the Trustee or the Holders of 25% in principal amount of the outstanding Subordinated Notes notify the Issuer of the default and the Issuer does not cure such default within the time specified in clauses (iv), (v), (x) or (xi) hereof after receipt of such notice.

Subject to any Acceleration Forbearance Periods during which the principal amount of the Subordinated Notes will not be due and payable by the Issuer or any Guarantor (See ''Acceleration Forbearance Periods'' above), if an Event of Default (other than a Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuer for which acceleration is automatic) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding Subordinated Notes by notice to the Issuer may declare the principal of, premium, if any, and accrued but unpaid interest on all the Subordinated Notes to be due and payable. Upon such a declaration, such principal, premium and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuer occurs, the principal of, premium, if any, and interest on all the Subordinated Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the holders of a majority in principal amount of the outstanding Subordinated Notes may rescind any such acceleration with respect to the Subordinated Notes and its consequences.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Subordinated Notes unless (i) such Holder has previously given the Trustee notice that an Event of Default is continuing, (ii) holders of at least 25% in principal amount of the outstanding Subordinated Notes have requested the Trustee to pursue the remedy, (iii) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and (v) the Holders of a majority in principal amount of the outstanding Subordinated Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Subordinated Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Indenture provides that if a Default occurs and is continuing and is actually known to the Trustee, the Trustee must mail to each Holder notice of the Default within the earlier of 90 days after it occurs or 30 days after it is actually known to a trust officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal or, premium, if any, or interest on any Subordinated Note, the Trustee may withhold notice if and so long as a committee of its trust officers in good faith determines that withholding notice is in the interests of the Holders. In addition, the Issuer is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Issuer also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Issuer is taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount of the Subordinated Notes then outstanding of all series affected by such amendment and any past default or compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of the Subordinated Notes then outstanding. However, without the consent of each Holder of an outstanding Subordinated Note affected, no amendment or waiver may, among other things, (i) reduce the amount of Subordinated Notes whose Holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest on any Subordinated Note, (iii) reduce the principal of or extend the Stated Maturity of any Subordinated Note except as otherwise contemplated in the Indenture, (iv) reduce the premium payable upon the redemption of any Subordinated Note or change the time at which any Subordinated Note may be redeemed as described under ''Optional Redemption'' above, (v) make any Subordinated Note payable in money other than that stated in the Subordinated Note, (vi) make any change to the subordination provisions of the Indenture that adversely affects the rights of any Holder, (vii) impair the right of any Holder to receive payment of principal or, premium, if any, and interest on such Holder's Subordinated Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Subordinated Notes, (viii) make any changes in the amendment provisions which require each Holder's consent or in the waiver provisions or (ix) modify the Guarantees in any manner adverse to the Holders.

Without the consent of any Holder, the Issuer and Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation, partnership or limited liability company of the obligations of the Issuer under the Indenture, to provide for uncertificated Subordinated Notes in addition to or in place of certificated Subordinated Notes, to add guarantees with respect to the Subordinated Notes, to secure the Subordinated Notes, to add to the covenants of the Issuer for the benefit of the holders or to surrender any right or power conferred upon the Issuer, to make any change that does not adversely affect the rights of any Holder, or to make certain changes to the Indenture to provide for the issuance of Additional Subordinated Notes. However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of providers of the Senior Indebtedness then outstanding unless the holders of such Senior Indebtedness (or any group or representative thereof authorized to give a consent) consent to such change.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Under future Senior Indebtedness the Issuer may not be permitted to effect any amendment or modification if the effect would be to (i) increase the interest rate applicable to the Subordinated Notes, (ii) change to an earlier date the scheduled dates of payment on any component of principal, interest or other amounts on the Subordinated Notes, (iii) alter the redemption, prepayment or subordination provisions of the Subordinated Notes, (iv) add to or alter the covenants (including, without limitation, the financial covenants), defaults and Events of Defaults set forth in the Indenture in a manner that would make such provisions more onerous or restrictive to the Issuer, or (v) otherwise increase the Obligations of the Issuer or any Guarantor in respect of the Subordinated Notes or confer additional rights upon the holders thereof which individually or in the aggregate would be adverse to the Issuer, any Guarantor or the lenders of the Senior Indebtedness.

A modification or amendment of the Indenture which adversely affects the Founding Partnerships in respect of the Subordinated Note Guarantees is not binding on a Founding Partnership unless approved by it.

Defeasance

The Issuer at any time may terminate all its Obligations under the Subordinated Notes and the Indenture (''legal defeasance''), except for certain Obligations, including those respecting the defeasance trust and Obligations to register the transfer or exchange of the Subordinated Notes, to replace mutilated, destroyed, lost or stolen Subordinated Notes and to maintain a registrar and paying agent in respect of the Subordinated Notes. The Issuer at any time may terminate its Obligations under the covenants described under ''Certain Covenants'' and ''Change of Control,'' the operation of the cross acceleration provision, the bankruptcy provisions with respect to Major Subsidiaries and the judgment default provision described under ''— Defaults Under the Indenture'' above and the limitations contained in clause (iv) of the first paragraph under ''Merger, Consolidation or Sale of All or Substantially All Assets'' above and certain other covenants (''covenant defeasance''). If the Issuer exercises its legal defeasance option or its covenant defeasance option, each Guarantor will be released from all of its Obligations with respect to its Guarantee.

The Issuer may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Issuer exercises its legal defeasance option, payment of the Subordinated Notes may not be accelerated because of an Event of Default with respect thereto. If the Issuer exercises its covenant defeasance option, payment of the Subordinated Notes may not be accelerated because of an Event of Default specified in clause (iv), (vi), (vii) with respect only to Major Subsidiaries or (viii) with respect only to Major Subsidiaries under "— Defaults Under the Indenture" above or because of the failure of the Issuer to comply with clause (iv) of the first paragraph under "— Merger, Consolidation or Sale of All or Substantially All Assets" above.

In order to exercise either defeasance option, the Issuer must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or Government of Canada obligations for the payment of principal, premium (if any) and interest on the Subordinated Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including (i) delivery to the Trustee of an opinion of counsel to the effect that Holders of the Subordinated Notes will not recognize income, gain or loss for U.S. federal or Canadian income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal or Canadian income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or the Canada Customs and Revenue Agency or other change in applicable U.S. federal or Canadian income tax law) and (ii) so long as, on the date or dates the respective amounts were paid into the trust, such payments were made with respect to the Subordinated Notes without violating the subordination provisions of the Indenture or any other material agreement binding on the Issuer.

Meetings of Holders

The Indenture provides that meetings of the Holders may be convened at any time and for any purpose and must be convened if (i) requested by the Issuer or the Holders representing not less than 25% of the principal amount of all outstanding Subordinated Notes and (ii) the Trustee receives funding and is indemnified by the Issuer or Holders requesting the meeting against the costs which may be incurred in calling and holding such a meeting. Notice of any meeting must be provided to the Holders at least 21 days before the meeting is held.

Holders may be present and vote at any meeting of Holders either in person or by proxy and a proxyholder need not be a Holder. Holders present in person or by proxy and representing at least 25% in principal amount of the outstanding Subordinated Notes shall constitute a quorum for the transaction of business at all such meetings, provided that at any meetings convened to consider an extension of the maturity of the Subordinated Notes, holders present or represented comprising at least 10% in principal amount of the outstanding Subordinated Notes shall constitute quorum. At any meeting where a quorum is not present within one-half hour from the time fixed for the holding of such meeting, the meeting, if summoned by the Holders or pursuant to a request of the Holders, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week at the same time and place with no notice required to be given in respect of such adjourned meeting. At such adjourned meeting, the Holders present in person or by proxy shall constitute a quorum and may transact the business for which the meeting was originally convened whether or not they represent 25% (or 10%, as the case may be) of the principal amount of the outstanding Securities.

Voting at any such meeting can be taken by way of a show of hands or by a poll. On a show of hands every person who is present and entitled to vote, whether as a Holder or as proxy for one or more Holders, shall have one vote. On a poll each Holder present in person or represented by a proxy is entitled to one vote for each $10 principal amount of Subordinated Notes for which they are the holder where any fractional amount shall be rounded to the nearest $10. Except for business which requires an Extraordinary Resolution, every question submitted to a meeting shall be decided by a majority of the votes.

The Indenture provides that certain powers are exercisable only by way of an Extraordinary Resolution which must be passed by not less then 66⅔% of the principal amount of the Subordinated Notes present or represented by proxy at the meeting and voted upon on a poll on such resolution. Holders have the following powers exercisable by Extraordinary Resolution, among other things: (i) power to sanction any change or arrangement of the rights of their rights or those of the Trustee against the Issuer or against its property or assets, (ii) subject to certain requirements, the power to assent to any change to the provisions of the Indenture or any Security that is agreed to by the Issuer, (iii) power to sanction the reconstruction, reorganization or recapitalization of the Issuer or the consolidation, amalgamation or merger of the Issuer with any Person or for the sale, leasing, transfer or other disposition of all of the

undertaking, property and assets of the Issuer, (iv) power to authorize the Trustee or any other person to bid at any sale of the Issuer's properties or assets and to borrow money in connection with such bid and to mortgage the property or assets so purchased as security for the repayment of the money so borrowed and to hold the property or assets so purchased in trust for all the Holders, or (v) power to remove the Trustee and appoint a new Trustee or Trustees.

Concerning the Trustee

Computershare Trust Company of Canada is the Trustee under the Indenture.

Governing Law

The Indenture provides that it and the Subordinated Notes are governed by, and construed in accordance with, the laws of the Province of Ontario.

Certain Definitions

Certain definitions used in this section ''Description of the Subordinated Notes'' will have the following meanings and if not otherwise defined shall have the meanings as set out in the ''Glossary of Terms'':

''Affiliate'' of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, ''control'' (including, with correlative meanings, the terms ''controlling'', ''controlled by'' and ''under common control with''), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

''Asset Sale'' means:

(i) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/Leaseback Transaction) of the Issuer or any Subsidiary (each referred to in this definition as a ''disposition'') or

(ii) the issuance or sale of Equity Interests of any Subsidiary (other than to the Issuer or another Subsidiary) (whether in a single transaction or a series of related transactions), in each case other than:

  (a) a disposition of cash equivalents or Investment Grade Securities or obsolete or worn out equipment in the ordinary course of business;

  (b) the disposition of all or substantially all of the assets of the Issuer in a manner permitted in the Indenture or any disposition that constitutes a Change of Control;

  (c) any Restricted Payment or Permitted Investment that is permitted to be made, and is made;

  (d) any disposition of property or assets by a Subsidiary to the Issuer or by the Issuer or a Subsidiary to a Subsidiary;

  (e) any exchange of like property for use in a similar business;

  (f) sales of assets received by the Issuer upon the foreclosure on a Lien; and

  (g) sales of inventory in the ordinary course of business consistent with past practices and sales of equipment upon termination of a contract with a client entered into in the ordinary course of business pursuant to the terms of such contract.

''Business Day'' means a day other than a Saturday, Sunday or other day on which banking institutions in the Province of Ontario are authorized or required by law to close.

''Capitalized Lease Obligation'' means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

''Capital Stock'' means:

(i) in the case of a corporation, corporate stock or equity interests, including, without limitation, corporate stock represented by IPSs and corporate stock outstanding upon the separation of IPSs into the securities represented thereby;

(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

''Cash Taxes'' means, for any period, any United States and Canadian federal, state, provincial or local income taxes paid or payable by the Issuer in cash during such period, without duplication, on a consolidated basis, but excluding Cash Taxes for any non-Wholly Owned Subsidiary, plus without duplication that portion of the Cash Taxes for the period of any Subsidiary of the Issuer (other than a Wholly Owned Subsidiary) equal to the Issuer's ownership interest (directly or indirectly held) in the Subsidiary.

''Consolidated EBITDA'' means the EBITDA of the Issuer and its Subsidiaries determined on a consolidated basis, including the EBITDA of each Founding Partnership and OSH.

''Consolidated Net Debt'' means the Net Debt of the Issuer and its Subsidiaries determined on a consolidated basis, and includes the Subco Note and the Founding Subcorp Notes.

''Debt Service Coverage Ratio'' means, for any period, the ratio of (i) Consolidated EBITDA, less (a) consolidated capital expenditures and (b) Cash Taxes; to (ii) interest expenses on the Consolidated Net Debt plus scheduled mandatory repayments of Indebtedness during such period plus all cash dividend payments (excluding items eliminated in consolidation) on a series of Preferred Stock or Disqualified Stock of such person, in all cases as determined in accordance with GAAP and on a consolidated basis.

''Default'' means any event which is, or after notice or passage of time or both would be, an Event of Default.

''Disqualified Stock'' means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise;

(ii) is convertible or exchangeable for Indebtedness or Disqualified Stock; or

(iii) is redeemable at the option of the holder thereof, in whole or in part, in each case prior to the first anniversary of the maturity date of the Subordinated Notes;

provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such first anniversary will be deemed to be Disqualified Stock; provided further, however, that if such Capital Stock is issued to any director, manager, officer, employee or to any plan for the benefit of such parties of the Issuer or its Subsidiaries or the Founding Partnership or OSH or by any such plan to such parties, such Capital Stock will not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer in order to satisfy applicable statutory or regulatory obligations or as a result of such parties' termination, death or disability.

''EBITDA'' means for any period, the earnings of the Person before interest, taxes in respect of earnings and profits, depreciation and amortization for the latest twelve month period;

''Equity Interests'' means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

''Excess Cash'' will mean, with respect to any period, EBITDA minus the sum of (i) cash interest expense (including dividends on Disqualified Stock and Preferred Stock), (ii) income tax expense, and (iii) unfinanced capital investments and repayments of principal, in each case, for such period.

''Fair Market Value'' means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of who is under undue pressure or compulsion to complete the transaction.

''GAAP'' means generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants.

(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

''Cash Taxes'' means, for any period, any United States and Canadian federal, state, provincial or local income taxes paid or payable by the Issuer in cash during such period, without duplication, on a consolidated basis, but excluding Cash Taxes for any non-Wholly Owned Subsidiary, plus without duplication that portion of the Cash Taxes for the period of any Subsidiary of the Issuer (other than a Wholly Owned Subsidiary) equal to the Issuer's ownership interest (directly or indirectly held) in the Subsidiary.

''Consolidated EBITDA'' means the EBITDA of the Issuer and its Subsidiaries determined on a consolidated basis, including the EBITDA of each Founding Partnership and OSH.

''Consolidated Net Debt'' means the Net Debt of the Issuer and its Subsidiaries determined on a consolidated basis, and includes the Subco Note and the Founding Subcorp Notes.

''Debt Service Coverage Ratio'' means, for any period, the ratio of (i) Consolidated EBITDA, less (a) consolidated capital expenditures and (b) Cash Taxes; to (ii) interest expenses on the Consolidated Net Debt plus scheduled mandatory repayments of Indebtedness during such period plus all cash dividend payments (excluding items eliminated in consolidation) on a series of Preferred Stock or Disqualified Stock of such person, in all cases as determined in accordance with GAAP and on a consolidated basis.

''Default'' means any event which is, or after notice or passage of time or both would be, an Event of Default.

''Disqualified Stock'' means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise;

(ii) is convertible or exchangeable for Indebtedness or Disqualified Stock; or

(iii) is redeemable at the option of the holder thereof, in whole or in part, in each case prior to the first anniversary of the maturity date of the Subordinated Notes;

provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such first anniversary will be deemed to be Disqualified Stock; provided further, however, that if such Capital Stock is issued to any director, manager, officer, employee or to any plan for the benefit of such parties of the Issuer or its Subsidiaries or the Founding Partnership or OSH or by any such plan to such parties, such Capital Stock will not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer in order to satisfy applicable statutory or regulatory obligations or as a result of such parties' termination, death or disability.

''EBITDA'' means for any period, the earnings of the Person before interest, taxes in respect of earnings and profits, depreciation and amortization for the latest twelve month period;

''Equity Interests'' means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

''Excess Cash'' will mean, with respect to any period, EBITDA minus the sum of (i) cash interest expense (including dividends on Disqualified Stock and Preferred Stock), (ii) income tax expense, and (iii) unfinanced capital investments and repayments of principal, in each case, for such period.

''Fair Market Value'' means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of who is under undue pressure or compulsion to complete the transaction.

''GAAP'' means generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants.

''guarantee'' means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business) direct or indirect, in any manner (including, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

''Guarantee'' means any guarantee of the obligations of the Issuer under this Indenture and the Subordinated Notes by any Person in accordance with the provisions of the Indenture, but for greater certainty, does not include the Subordinated Note Guarantees, the Subco Guarantee or the Founding Subcorp Guarantees.

''Guarantor'' means any Person that Incurs a Guarantee; provided that upon the release or discharge of such Person from its Guarantee in accordance with the Indenture, such Person ceases to be a Guarantor.

''Hedging Obligations'' means, with respect to any Person, the obligations of such Person under (i) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

''Holder'' means a ''Securityholder''.

''Incur'' means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Person at the time it becomes a Subsidiary, and ''Incurred'' or ''Incurrence'' will have a corresponding meaning.

''Indebtedness'' means, with respect to any Person:

(i) the principal of any indebtedness of such Person, whether or not contingent:

(a) in respect of borrowed money,

(b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers' acceptances (or, without duplication, reimbursement agreements in respect thereof),

(c) representing the deferred and unpaid purchase price of any property, except any such balance that constitutes a trade payable or similar obligation to a trade creditor due within six months from the date on which it is Incurred, in each case Incurred in the ordinary course of business, which purchase price is due more than six months after the date of placing the property in service or taking delivery and title thereto, or

(d) in respect of Capitalized Lease Obligations;

(ii) to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and

(iii) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Person;

provided, further, that any obligation of Issuer or any Subsidiary in respect of account credits or participants under any employee, director or officer compensation plan of the Issuer or Subsidiary, will be deemed not to constitute Indebtedness.

''Investment Grade Securities'' means (i) securities issued or directly and fully guaranteed or insured by the United States or Canadian government or any agency or instrumentality thereof (other than Cash Equivalents), (ii) debt securities or debt instruments with a rating of BBB– or higher by S&P or Baa3 or higher by Moody's or the equivalent of such rating by such rating organization, or if no rating of S&P or Moody's then exists, the equivalent of such rating by any other nationally recognized securities rating agency, but excluding any debt securities or instruments constituting loans or advances among the Issuer and its Subsidiaries, and (iii) investments in any fund that invests exclusively in investments of the type described in clauses (i) and (ii) which fund may also hold immaterial amounts of cash pending investment and/or distribution.

''Investments'' means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable,

trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration (including agreements providing for the adjustment of purchase price) of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of the Issuer in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property.

''Lien'' means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Personal Property Security Act (Ontario) (or equivalent statutes) of any jurisdiction); provided that in no event will an operating lease be deemed to constitute a Lien.

''Major Subsidiary'' means any Subsidiary that would be a ''major subsidiary'' of the Issuer within the meaning of National Instrument 55-101 ''Exemption from Certain Insider Reporting Requirements''.

''Moody's'' means Moody's Investors Service, Inc.

''Net Debt'' means, with respect to a Person, the actual outstanding amount of funded Indebtedness of the Person, plus, without duplication, (i) the principal component of all Capitalized Lease Obligations, (ii) the aggregate liquidation value of all Disqualified Stock and Preferred Stock of such Person and any of its Subsidiaries, and (iii) other Indebtedness of the Person at such time.

''Obligations'' means any principal, interest, penalties, fees, indemnifications, reimbursements (including, reimbursement obligations with respect to letters of credit and bankers' acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided that Obligations with respect to the

Subordinated Notes will not include fees or indemnifications in favour of the Trustee and other third parties other than the Holders of the Subordinated Notes.

''Permitted Investments'' means:

(i) any Investment in the Issuer or any Subsidiary;

(ii) any Investment in Cash Equivalents or Investment Grade Securities;

(iii) any Investment by the Issuer or any Subsidiary of the Issuer in a Person that is primarily engaged in a similar business if as a result of such Investment: (a) such Person becomes a Subsidiary; or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, on transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Subsidiary of the Issuer;

(iv) any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the Indenture or any other disposition of assets not constituting an Asset Sale;

(v) any Investment existing on March 29, 2004;

(vi) advances to employees of the Issuer or any Subsidiary not in excess of $5 million outstanding at any one time in the aggregate;

(vii) any Investment acquired by the Issuer or any of its Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Issuer or any such Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by the Issuer or any of its Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(viii) Hedging Obligations permitted under the Indenture;

(ix) additional Investments having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause that are at that time outstanding, not to exceed the greater of 7.5% of total assets of the Issuer on a consolidated basis or $5 million at the time of such Investment (with the Fair

Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(x) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business, and account credits and payments to participants under the Issuer's or its Subsidiaries' long-term incentive plan or any successor or similar compensation plan;

(xi) Investments the payment for which consists of Equity Interests of the Issuer (other than Disqualified Stock) (''Equity Payment Investments'');

(xii) any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the Indenture;

(xiii) Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(xiv) Guarantees incurred in accordance with the Indenture, including the Subordinated Note Guarantees, Founding Subcorp Guarantees and Subco Guarantees;

(xv) any Investment by Subsidiaries in other Subsidiaries;

(xvi) Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business; and

(xvii) loans and advances to current or former management personnel of the Issuer and/or any entity in which any current or former management personnel of the Issuer has a beneficial or equity interest pursuant to any management equity plan or stock option plan or any other management or employee benefit or incentive plan or agreement or any other agreement pursuant to which stock is held for the benefit of such Persons not to exceed $5 million in aggregate principal amount at any time outstanding, the proceeds of which will be used to purchase or redeem, directly or indirectly, shares of Capital Stock of the Issuer.

''Permitted Liens'' means, with respect to any Person:

(i) pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or Canadian or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(ii) Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person will then be proceeding with an appeal or other proceedings for review;

(iii) Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

(iv) Liens in favour of issuers of performance and surety bonds or bid bonds or completion guarantees or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(v) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(vi) Liens securing Indebtedness permitted to be incurred pursuant to the Indenture;

(vii) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Issuer or any Subsidiary;

(viii) Liens on property at the time the Issuer or a Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Issuer or any Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by the Issuer or any Subsidiary;

(ix) Liens securing Indebtedness or other obligations of a Subsidiary owing to the Issuer or another Subsidiary permitted to be Incurred in accordance with the Indenture;

(x) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under this Indenture, secured by a Lien on the same property securing such Hedging Obligations;

(xi) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(xii) leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Subsidiaries;

(xiii) Liens arising from Personal Property Registry filings or Uniform Commercial Code financing statement filings regarding operating leases entered into by the Issuer and its Subsidiaries in the ordinary course of business;

(xiv) Liens in favour of the Issuer;

(xv) Liens on equipment of the Issuer granted in the ordinary course of business to the Issuer's client at which such equipment is located;

(xvi) Liens encumbering deposits made in the ordinary course of business to secure obligations arising from statutory, regulatory, contractual or warranty requirements, including rights of offset and set-off; and

(xvii) Liens to secure any refinancing, refunding, extension, renewal or replacement or successive refinancings, refundings, extensions, renewals or replacements, as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (vi), (vii), (viii), (ix), (x), and (xi); provided, however, that (A) such new Lien will be limited to all or part of the same property that secured the original Lien (plus improvements on such property) and (B) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (vi), (vii), (viii), (ix), (x), and (xi) at the time the original Lien became a Permitted Lien under the Indenture and (y) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement.

''Person'' means any individual, corporation, partnership, business trust, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

''Preferred Stock'' means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

''Quarterly Base Dividend Level'' means, for any fiscal quarter, 100% of the Issuer's Excess Cash for the 12 month period ending on the last day of the Issuer's then most recently ended fiscal quarter for which internal financial statements are available at the time such dividend is declared and paid divided by four (4).

''Restricted Investment'' means an Investment other than a Permitted Investment.

''Securities'' means the IPSs, Subordinated Notes and Common Shares of the Issuer.

''Securityholder'' means the Person in whose name a security is registered on the Registrar's books.

"Senior Indebtedness" means, with respect to the Issuer or any Subsidiary, all secured Indebtedness of the Issuer, or any such Subsidiary, including interest thereon (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Issuer or any Subsidiary of the Issuer whether or not a claim for post-filing interest is allowed in such proceeding) and other amounts (including make-whole, fees, expenses, reimbursement obligations under letters of credit and indemnities) owing in respect thereof, whether outstanding on March 29, 2004 or thereafter Incurred, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such obligations are not superior in right of payment to the Subordinated Notes or such Subsidiary's Guarantee, as applicable; provided, however, that Senior Indebtedness shall not include, as applicable, (i) any obligation of the Issuer to any Subsidiary of the Issuer, or of such Subsidiary to the Issuer or any other Subsidiary of the Issuer, (ii) any liability for federal, state, provincial, local or other taxes owed or owing by the Issuer or such Subsidiary, (iii) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities), (iv) any Indebtedness or obligation of the Issuer or such Subsidiary which is *pari passu* with the Subordinated Notes, and (v) any obligations with respect to any Capital Stock.

"Subordinated Indebtedness" means, with respect to the Issuer or any Subsidiary, all Indebtedness of the Issuer or any Subsidiary which is not Senior Indebtedness.

"Subsidiary" means, with respect to any Person,

(i) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; and

(ii) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise and (y) such Person or any Wholly Owned Subsidiary of such Person is a controlling general partner or otherwise controls such entity, for greater certainty, with respect to the Issuer a Subsidiary will include the Founding Partnerships and OSH.

"Unsecured Liabilities" means, in respect of a Founding Partnership and OSH, all Indebtedness of a Founding Partnership and OSH other than (i) any secured indebtedness of the Founding Partnerships and OSH existing at the time of Closing (including all Indebtedness represented by the Founding Partnerships Credit Facilities and the OSH Credit Facility); (ii) liabilities arising from or relating to the Subordinated Note Guarantees, Founding Subcorp Guarantees and/or the Subco Guarantee; (iii) any indebtedness incurred in the ordinary course secured by the Founding Partnership's and OSH accounts receivables and/or inventory; (iv) capital equipment financing secured by the equipment; and (v) any fixed asset Liens incurred in the ordinary course.

"Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

"Weighted Average Life to Maturity" means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (i) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (ii) the sum of all such payments.

"Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock on other ownership interests of which will at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

DESCRIPTION OF OSH

OSH is a limited liability company formed under the laws of Oklahoma.

Capital of OSH

Upon closing of this Offering and the transactions contemplated under "Acquisition Agreement", Medical Facilities USA will own a 51% membership interest in OSH and Subco will own a 49% membership interest in OSH.

The membership interests carry such number of votes equal to the membership interest on all matters to be voted on at all meetings of members. Holders of membership interests will be entitled to their *pro rata* distribution equivalent to their membership interest as and when declared by the management committee of OSH subject to certain priority distributions related to the Issuer's reporting costs, variances in maintenance capital expenditures above or below a target and the costs of replacing a key employee. Upon the voluntary or involuntary liquidation, dissolution or winding-up of OSH, the holders of membership interests are entitled to share rateably in the remaining assets available for distribution, after payment of all liabilities.

Distribution Policy

Upon completion of the Offering, the management committee of OSH will adopt a policy that OSH will distribute its available cash to the maximum extent possible, subject to applicable law and to compliance with its existing credit facilities, by way of monthly distributions on its membership interests or other distributions on its securities, after:

- satisfying its debt service obligations under its Credit Facility or any other credit facilities or any other agreements with third parties;
- satisfying its other expense obligations, including withholding and other applicable taxes; and
- retaining reasonable working capital or other reserves, including amounts on account of capital expenditures and such other amounts as may be considered appropriate by its management committee, subject to Medical Facilities USA's prior approval in certain circumstances.

Capital expenditures of OSH and other expenditures may be financed by any of the following methods:

- by borrowings under its credit facilities;
- by additional issuances of securities to Medical Facilities USA and/or its related Subco;
- from the working capital and cash flow of the business; or
- by seller and vendor financing or other third party borrowings.

Subject to certain limitations and exceptions, OSH alone, and together with the Founding Partnerships as a group, will be limited as to the amount of liabilities which may be incurred.

Operating Agreement

On Closing, Medical Facilities USA, Subco and OSH will enter into an operating agreement. The operating agreement will have substantially similar terms to the Founding Partnerships' partnership agreements. The following is a summary of certain provisions of the operating agreement, which summary is not intended to be complete. Reference is made to the operating agreement for a complete description and the full text of its provisions.

Managers. The management committee of OSH will be comprised of persons elected by the board of managers of Subco and one representative of Medical Facilities USA designated by the Issuer representatives on the Medical Facilities USA board of managers. Executive management will be determined for OSH by its management committee.

Budget. OSH will be responsible for preparing a budget for the following fiscal year by October 31 of each year, addressing projected revenue, expenditure and distributions. Any such budget which (i) reflects a material change (increase of 15% or more) in capital expenditures, reserves, debt or debt service obligations or significant expense items (specifically labour, overhead or any other expense item representing more than 15% of revenue), (ii) contemplates a reduction in distributions made during the previous year, or (iii) contemplates the incurrence of any extraordinary or non-recurring items will be subject to approval of the Medical Facilities USA board of managers. In the event that OSH and Medical Facilities USA do not agree on a proposed budget, Medical Facilities USA will be entitled to establish the budget for OSH for that year.

Fundamental Decisions. With respect to OSH, (i) any expenditure deviations from the budget for the then current year in an aggregate amount exceeding the lesser of (A) CPI plus 5% of budgeted cash flow (calculated in a prescribed manner) for the then current fiscal year; and (B) $1.5 million, and (ii) any reduction in distributions from budgeted amounts, will be subject to approval of the Medical Facilities USA board of managers. In addition, the following fundamental transactions will be subject to the approval of the Medical Facilities USA board of managers: (i) entering into a merger, consolidation, combination or other material transaction of that nature; (ii) directly or indirectly selling or otherwise disposing of all or substantially all of its assets; (iii) adopting any plan or proposal for the liquidating, dissolving, reorganizing or recapitalizing OSH or commencing any action seeking relief under any laws relating to bankruptcy, insolvency, conservatorship or relief of debtors; (iv) consummating an acquisition or acquisitions or entering into contracts (other than payor contracts or those relating to capital expenditures contemplated in the budget which would result in expenditures in excess of $250,000; (v) entering into lines of business other than those currently carried on (not including new lines of surgery); (vi) changing its fiscal year or making a material change in its accounting policies or procedures unless required under the applicable generally accepted accounting principles; (vii) taking, or permitting, any action which would prevent the business from continuing on an ongoing basis; (viii) issuing, redeeming, purchasing, transferring or agreeing to the transfer of any membership interests (subject to rights of exchange of the OSH Exchangeable Interests); (ix) incurring indebtedness or liens in excess of $250,000 (other than indebtedness to fund distributions); (x) a substantive change to OSH's distribution policy; (xi) entering into material transactions outside of the normal course of business; or (xii) agreeing to do any of the preceding. The numerical thresholds will adjust annually based on the CPI.

Limitation on Liabilities. OSH will be prohibited from exceeding, without the consent of Medical Facilities USA, aggregate liabilities incurred in the ordinary course, other than excluded liabilities, of $5 million. The definition ''excluded liabilities'' includes: any secured indebtedness of OSH existing at the time of Closing including the OSH Credit Facility; liabilities arising from or relating to the Subordinated Note Guarantee and/or the Subco Guarantee; any indebtedness incurred in the ordinary course secured by OSH's accounts receivables and/or inventory; capital equipment financing secured by the equipment; and any fixed asset mortgages incurred in the ordinary course. Identical prohibitions will also be contained in the Subordinated Note Guarantee and Subco Guarantee. See also ''Description of the Subordinated Notes — Security and Guarantees'' for a description of additional debt incurrence restrictions under the Subordinated Note Guarantees.

Ownership Restrictions. Subco will be prohibited from selling or transferring its Retained Interest (other than exchanges of the OSH Exchangeable Interest) in OSH without the approval of the board of managers of Medical Facilities USA.

Senior Management of OSH. The board of managers of Medical Facilities USA will have the right to terminate any member of senior management of OSH if such officer is not terminated by OSH in circumstances where (i) the officer has engaged in conduct which is fraudulent or grossly negligent, (ii) the officer has participated in or acquiesced to a material breach of OSH's non- financial (including reporting) obligations to Medical Facilities USA, or (iii) OSH in a given year materially underperforms its budget (other than a budget imposed by Medical Facilities USA unless such budget has been determined by an independent qualified arbiter to have been reasonably attainable) and such underperformance is in the reasonable opinion of the Medical Facilities USA board, attributable in material part to the officer's performance.

Long-Term Compensation Plan. Following Closing, OSH may adopt a Long-Term Compensation Plan (''LTCP'') for key members of its management, who are not licensed physicians. The purpose of the LTCP is to provide eligible participants with compensation opportunities that will enhance OSH's ability to attract, retain and motivate key personnel, and reward key members for significant performance of non-medical services. Pursuant to the LTCP, OSH may set aside a pool of funds based upon the amount (the ''Surplus'') by which OSH's distributions to Medical Facilities USA and Subco exceed its Threshold Amount (such threshold effectively representing a cumulative 5% growth rate).

The management committee of OSH will have the power to determine, from time to time, who is eligible to participate in, and the allocation of the awards under, the LTCP.

Reporting. OSH will provide monthly financial reporting to Medical Facilities USA in such manner as Medical Facilities USA may reasonably request to support: (i) Medical Facilities USA's discharge of its responsibility for the Issuer's financial disclosure requirements (including the Issuer's reporting requirements under the Indenture); and (ii) Medical Facilities USA's monitoring of budget compliance.

Amendment. The operating agreement for OSH will provide that it can only be amended, modified or waived with the unanimous approval of the parties thereto.

SUBCO

Subco is a limited liability company formed under the laws of Oklahoma.

Operating Agreement

On Closing, Medical Facilities USA, Subco and Holdco will enter into an operating agreement with respect to certain matters relating to Subco. The following is a summary of certain provisions of the Subco operating agreement, which summary is not intended to be complete.

Ownership Restrictions. Subco will not sell, transfer or pledge its membership interests in OSH to a third party without the prior approval of the board of managers of Medical Facilities USA. Subco does not require the approval of Medical Facilities USA to exchange its OSH Exchangeable Interest. Further, Subco will not transfer its membership interests in OSH or transfer IPSs it receives upon exchange of the OSH Exchangeable Interests, and no membership interests in Subco may be transferred, if such transfer would adversely affect OSH's compliance with or status with respect to the Stark Law.

Amendment. Medical Facilities USA will have the right to approve any amendment to the operating agreement that would adversely affect their interests, including with respect to Subco's continued ownership of the Retained Interest.

HOLDCO

Holdco is a limited liability company formed under the laws of Oklahoma.

Operating Agreement

On Closing, Medical Facilities USA, the Existing Members and Holdco will enter into an operating agreement with respect to certain matters relating to Holdco. The following is a summary of certain provisions of Holdco's operating agreement, which summary is not intended to be complete. Reference is made to Holdco's operating agreement for a complete description and the full text of its provisions.

Ownership Restrictions. Holdco will not sell, transfer or pledge its membership interests in Subco without the prior approval of the board of managers of Medical Facilities USA. Further, Holdco will not transfer its membership interests in Subco if such transfer would adversely affect OSH's compliance with or status with respect to the Stark Law.

Amendment. The Operating Agreement will provide that the Ownership Provisions listed below can only be amended, modified or waived with the approval of the board of managers of Medical Facilities USA. The other provisions of the operating agreement of Holdco will not require the approval of the Issuer or Medical Facilities USA.

Ownership Provisions

The operating agreement governing the business and affairs of Holdco will provide as follows:

Mandatory Purchase and Sale. In the event that a member of Holdco retires, dies, or becomes permanently disabled (each a "Mandatory Repurchase Event"), the member, or his or her estate, will have the obligation to sell and, subject to the limitations described below, Holdco will have the obligation to repurchase, the membership interests held by such member (each a "Mandatory Repurchase").

Closings. Closings of Mandatory Repurchases that are the result of Mandatory Repurchase Events during the months of January through June will occur as soon as reasonably practicable after June 30 ("First Semester Repurchases"). Closings of Mandatory Repurchases that are the result of Mandatory Repurchase Events during the months of June through December will occur as soon as reasonably practicable after December 31 ("Second Semester Repurchases").

Limitations on Mandatory Repurchases. The maximum number of membership interests that Holdco will be required to repurchase in any year pursuant to Mandatory Repurchases will be four percent of the difference between the number of membership interests outstanding as of the end of the prior calendar year less the number of membership interests repurchased during the current year by reason of Mandatory Repurchase Events which occurred during the

prior year but for which the closing occurred during the current year (the "Maximum Repurchase Obligation"). First Semester Repurchases in any given year will correspondingly reduce the available Maximum Repurchase Obligation for Second Semester Repurchases in such year (possibly to zero). Membership interests which are to be redeemed pursuant to the right of a member to redeem 28.57% of his or her membership interests as described in "Exchange Agreement" will not be subject to the limitations imposed by the Maximum Repurchase Obligation. In addition, the Holding Entity may, in its sole discretion, determine to repurchase membership interests in excess of the Maximum Repurchase Obligation provided that under no circumstances will Holdco make repurchases which might adversely affect OSH's compliance with or status with respect to the Stark Law.

If for any semester the sum of the membership interests subject to Mandatory Repurchases exceeds the Maximum Repurchase Obligation as of the end of that semester, then the membership interests to be repurchased by reason of the death of a member will have priority in the order of the deaths of the members over other repurchases, and all other membership interests to be repurchased will be repurchased on a pro rata basis rounded to the nearest whole number.

Any membership interests which are subject to a Mandatory Repurchase, but which are not repurchased at the end of a semester because of the limitations imposed by the Maximum Repurchase Obligation, will be carried forward to subsequent semesters without the requirement of further notice. In such cases, such deferred repurchases will have equal priority with other Mandatory Repurchases which are the result of Mandatory Repurchase Events during such semester; provided however, that membership interests to be repurchased by reason of the death of a member will have priority in the order of the deaths of the members over other repurchases. The purchase price to be paid for such deferred repurchases will be the purchase price in effect at the time of such deferred repurchase, not the purchase price in effect at the time of the initial Mandatory Redemption Event.

Option to Purchase — Physicians. Holdco will have the right (but not the obligation) to purchase, without the approval of Medical Facilities USA, and a member will have the obligation to sell, membership interests held by a physician member who no longer has privileges at the hospital operated by OSH, or relocates his or her primary residence outside of the "Service Area". The Service Area will be defined as that area within 100 miles of the site of the hospital operated by the OSH.

Option to Purchase — Non-Physicians. Holdco will have the right (but not the obligation) to purchase without the approval of Medical Facilities USA, and the member will have the obligation to sell, membership interests held by a member who are not physicians if they are no longer employees, members of the governing body, or entities providing comprehensive management services to OSH.

Transfer to a Revocable Trust. Subject to compliance with the Stark Law, an individual member may, without the prior consent of the members, the Holdco management committee or Medical Facilities USA, transfer legal title to his or her interest as a member to the trustee of any express trust created by such member during the member's lifetime if (a) the transferor becomes and remains the Physician Representative of the transferee; (b) the Physician Representative is and continues to be a trustee of the trust during his or her lifetime, and (c) both the trust and the transfer of the interest in OSH are revocable by the Physician Representative during his or her lifetime.

Transfer to a Family Limited Partnership or Family Limited Liability Company. Subject to compliance with the Stark Law, an individual member may, without the prior consent of the members, the Holdco management committee or Medical Facilities USA, transfer all or part of his membership interest to a family limited liability company ("Family LLC") or a family limited partnership ("Family LP") as long as the former individual member is the Physician Representative of the transferee entity. All of the members and managers of a Family LLC must be immediate family members of the former individual member. All of the limited partners of a Family Limited Partnership must be immediate family members of the transferee; the limited partners must collectively own a 99% or greater interest in the limited partnership; and the transferee, or the transferee together with immediate family members, must have and retain control of the general partner.

Offers to Sell. Except as otherwise provided above, no membership interests may be sold or otherwise transferred without the prior approval of Medical Facilities USA and Holdco. A member of Holdco who desires to transfer his, her or its membership interests other than as provided above will offer them to Holdco. In the event Holdco elects to purchase less than all of such offered membership interests, the member may, in his, her or its discretion, elect to retain all of his, her or its offered membership interests.

Purchase Price. The purchase price for any issuance, transfer, sale, redemption, or offering of membership interests of Holdco will be at the lesser of book value of the company, multiplied by the percentage interest of the

departing member, or fair market value of the departing member's membership interest as determined by an independent appraiser or consultant selected by Holdco and reasonably acceptable to the departing member.

Installment Payments. For any purchase or redemption of membership interests by Holdco, the purchase price may, at the election of the governing board of managers, be paid over a period of five years in five annual instalments, with the first payment due at closing and the second, third, fourth and fifth instalments due on the first, second, third and fourth anniversaries of the closing (in exercising its discretion the governing board will consider the terms of the non-solicitation and non-competition agreements for the redeemed holder and the desirability of an instalment payment to ensure compliance with such agreements). Unless Holdco otherwise determines, interest on the principal balance will be paid at the applicable federal interest rate which shall be adjusted, annually on the anniversary date of the date of the promissory note, to the then applicable federal interest rate.

Non-Solicitation and Non-Competition Agreements

Subject to the exceptions noted below, Subco, Holdco and each member of Holdco (and the equity owners of any member that is not a natural person) will be required to enter into a Non-Solicitation and Non-Competition Agreement pursuant to which such member will be prohibited for so long as the executing party is a member of Holdco and for a period of five years thereafter, without the consent of Medical Facilities USA, directly or indirectly, on his or her own behalf or in the service or on behalf of others, as a director, governor, trustee, owner (except as an owner of less than five percent of the outstanding stock of a publicly-owned corporation), employee, consultant, advisor, independent contractor or in any other capacity, engage in a business that is in competition with OSH and is located within Oklahoma County (or any counties contiguous to Oklahoma County). For purposes of the Non-Solicitation and Non-Competition Agreement, a business will be deemed to be in competition with OSH if it owns or operates a specialty hospital, general hospital, ambulatory surgery center, pain management facility or surgery center or other facility that provides surgical care or pain management services which are directly competitive with those provided by OSH. The Non-Solicitation and Non-Competition Agreement will not affect a physician's right to refer patients to any other facility or in any way impede the exercise of the physicians medical judgement.

The Non-Solicitation and Non-Competition Agreements in respect of OSH will terminate on the successful enforcement of a remedy (including any petition into bankruptcy or appointment of a receiver) by a holder of Subordinated Notes under the Subordinated Note Guarantee against OSH.

CONTINUOUS DISCLOSURE

The Issuer has provided an undertaking to the securities regulatory authorities in each province and territory of Canada that: (a) it will treat OSH and each of the Founding Partnerships, its operating entities, as a subsidiary of the Issuer; however, if GAAP prohibits the consolidation of financial information of any of the Founding Partnerships or OSH and the Issuer, and for as long as any Founding Partnership or OSH (including any of its significant business interests) represents a significant asset of the Issuer, the Issuer will provide IPS holders with separate financial statements for such Founding Partnership or OSH (including information about any of its significant business interests); (b) for so long as the Issuer is a reporting issuer, it will take appropriate measures to require each person who would be an insider of a Founding Partnership or OSH (i.e. the directors and officers of Holdco) if Holdco was a reporting issuer to: (i) file insider reports about trades in IPSs of the Issuer (including securities which are exchangeable into IPSs of the Issuer) subject to application of the exemptions to insider reporting provided under National Instrument 55-101 — Exemption from Certain Insider Reporting Requirements and (ii) comply with statutory prohibitions against insider trading; and (c) it will annually certify that it has complied with this undertaking, and file the certificate on SEDAR concurrently with the filing of its annual financial statements.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Goodmans LLP and Hodgson Russ LLP, on behalf of the Issuer, and by Borden Ladner Gervais LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP, on behalf of the Underwriters. No person or company whose profession or business gives authority to a statement made by such person or company and who is named in this short form prospectus or in a document that is specifically incorporated by reference into this short form prospectus as having prepared or certified a part of this short form prospectus has received or shall receive a direct or indirect interest in the property of the Issuer or of any associate or affiliate of the Issuer. As at the date hereof, the partners and associates of each of the foregoing firms beneficially own, directly or indirectly, less than one percent of the securities of the Issuer and its associates and affiliates. In addition, other than Seymour Temkin, a senior business advisor at Goodmans LLP, none of the aforementioned persons or companies, nor any director, partner, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Issuer or of any associates or affiliates of the Issuer.

RISK FACTORS

An investment in the IPSs and the underlying Common Shares and Subordinated Notes under this prospectus involves a number of risks. In addition to the other information contained in this prospectus, prospective investors should give careful consideration to the following factors.

Risks Related to the Acquisition and the Combined Business

Reliance on Third Party Payors for Revenue and Profitability

The revenue and profitability of OSH and the Founding Partnerships depend heavily on payments from third-party payors, including government health care programs and managed care organizations. Payments from government and private insurance payors represent a significant portion of the revenues of the MFC Partnerships. If payments from these third party payors were reduced or eliminated, the revenue and profitability of the MFC Partnerships may be adversely affected.

Details regarding some of the key third-party payors are described below.

Medicare and Medicaid Programs

Medicare and Medicaid are the commonly used names for reimbursement or payment programs governed by certain provisions of the U.S. Social Security Act. Medicare is an exclusively federal program, while Medicaid is a combined federal and state program. Medicare provides certain healthcare benefits primarily to beneficiaries who are 65 years of age or older. Medicaid is designed to provide certain healthcare benefits to low income individuals.

Healthcare providers are affected significantly by changes in healthcare laws and regulations, particularly those pertaining to Medicare and Medicaid. The purpose of much of the statutory and regulatory activity in this area has been to limit or reduce healthcare costs, particularly costs paid by the Medicare and Medicaid programs. Diverse and complex mechanisms have been enacted to limit the amount of money paid to healthcare providers under both the Medicare and Medicaid programs, and have caused significant reductions in payments to healthcare providers from these programs. The Hospital Fair Competition Act of 2005 that was introduced in the U.S. Senate on May 11, 2005, includes provisions that would change the method of calculating Medicare payments for hospital services. In addition, the Center for Medicare and Medicaid Services announced on June 9, 2005, that it intends to review, and possibly change, Medicare payments for certain procedures that are typically performed at specialty hospitals, and also participation of specialty hospitals in the Medicare program. Changes to Medicare payments or Medicare participation requirements could have an adverse effect on specialty hospitals. Efforts to reduce the costs of the Medicare and Medicaid programs are likely to continue, and there can be no assurance that such efforts will not adversely affect the financial condition of the MFC Partnerships in the future.

Oklahoma Workers Compensation Legislation

During a special session of the Oklahoma legislature convened on May 31, 2005, a bill referred to as SB 1X was approved and subsequently signed into law by Oklahoma Governor Brad Henry effective November 1, 2005. SB 1X amends existing state workers compensation laws. The primary provisions of the legislation will: (1) limit attorney involvement and fees, (2) increase mediation and pre-litigation dispute resolution, (3) limit benefits to claimants alleging only soft tissue injuries, (4) decrease the use of expert medical opinions by both parties, (5) eliminate combination injury claims against the last employer and instead place responsibility on Oklahoma's Multiple Injury Trust Fund, (6) institute a medical treatment fee schedule, and (7) impose limits on reimbursement levels for health care providers, including hospitals, tied to the cumulative percentage of change of the Consumer Price Index — Urban (CPI U). The bill requires adoption of a new fee schedule effective January 1, 2006, structured to result in at least a 4% savings in workers' compensation medical costs. The bill is unclear as to whether this cost savings will be obtained entirely from a reduction in physician fees, or also in part from a reduction in fees to other health care providers including hospitals. There can be no assurance that the passage of SB 1X will not adversely affect the financial condition of OSH.

Oklahoma Hospital Self-Assessment Charge on Gross Patient

The Oklahoma legislature recently considered legislation that would have created a "hospital self assessment" charge of less than one percent (.875%) of gross patient revenues. This legislation was intended to generate $92 million dollars in the state which would be utilized to obtain $210 million dollars of federal matching funds. These total funds

would have brought the hospital reimbursement rate for Medicaid services within the State of Oklahoma up to 100% and the physician reimbursement rate up to 100% of Medicare levels. While this legislation was not approved, it or similar legislation, may be raised in a special legislative session or subsequent regular legislative sessions. There can be no assurance that the passage of this legislation or similar legislation would not adversely affect the financial condition of OSH and the Issuer.

Hospital Fair Competition Act of 2005

The Hospital Fair Competition Act of 2005 was introduced in the U.S. Senate on May 11, 2005. This bill proposes several changes relating to Medicare and Medicaid that could adversely affect OSH and the Founding Partnerships. First, it includes provisions that would change the method of calculating Medicare payments for hospital services. Such changes, if enacted, could adversely affect the revenue of the Spine Hospital and the Founding Hospitals. In addition, the bill proposes elimination of the Stark Law exception for physician investments in specialty hospitals, and imposes additional requirements on ''grandfathered'' specialty hospitals. If the bill were enacted as proposed, the Spine Hospital and the Founding Hospitals, to protect their ''grandfathered'' status under the Stark Law, would not be able to increase the number of their beds or operating rooms or add new services. Such limitations would adversely affect the hospitals' abilities to expand. In addition, the ''grandfathering'' requirements would prevent OSH and the Founding Partnerships from adding new physician investors, and no existing physician investor would be able to increase his or her ownership percentage. These restrictions could adversely affect the MFC Partnerships' abilities to attract new physicians to their facilities.

Changes In Healthcare Law May Reduce Profitability.

Numerous proposals relating to changes in healthcare law have been introduced, some of which have been passed by Congress and the states in which we operate or may operate in the future. Changes in applicable laws and regulations are continually being considered, and interpretations of existing laws and rules may also change from time to time. It cannot be predicted what regulatory changes may occur or what effect any particular change may have on the MFC Partnerships. These changes could reduce the number of persons enrolled or eligible for Medicaid or Medicare and reduce the reimbursement or payment levels for medical services. More generally, there can be no assurances that new laws or proposals will not hinder the growth of specialty hospitals, or require OSH or the Founding Partnerships to change their current manner of operation resulting in harm to operations and financial results.

Managed Care Plans

Managed care plans generally seek to enter into agreements with healthcare providers which provide for discounts and other economic incentives to reduce or limit the cost and utilization of the healthcare services that are paid for under those plans. As a result, payments to healthcare providers from managed care plans may be lower than those received from traditional indemnity/commercial insurers for the same services.

The MFC Partnerships have entered into a number of contracts with managed care plans. There can be no assurance that these contracts will continue or that other similar contracts will be obtained in the future. In addition, management expects that managed care plans will continue to focus on cost containment measures and this could have a negative impact on the revenues and profitability of the MFC Partnerships in the future.

Licensing, Certification and Accreditation Requirements

Healthcare facilities, such as the Founding Hospitals and the Spine Hospital, are subject to numerous legal, regulatory, licensing, certification and accreditation requirements. These include, but are not limited to, requirements imposed by the Medicare program, the Medicaid program, State licensing agencies and private payors. Receipt and renewal of certain of these licenses, certifications and accreditations are often based on inspections, surveys, audits, investigations or other reviews, some of which may require affirmative compliance actions by the Founding Partnerships and OSH that could be burdensome and expensive.

Management believes that the MFC Partnerships are currently in material compliance with all applicable licensing, certification and accreditation requirements. The applicable standards may change in the future, however, and there can be no assurance that the MFC Partnerships will be able to maintain all necessary licenses or certifications or that they will not be required to incur substantial costs in doing so. The failure to maintain all necessary licenses, certifications and accreditations, or being required to incur substantial costs to maintain them, could have a material adverse effect on the business of the MFC Partnerships.

In addition, in order to perform medical procedures in Oklahoma and South Dakota, physicians must be licensed by the Oklahoma and South Dakota board of medical and osteopathic examiners, respectively. There can be no assurance that any particular physician who has medical staff privileges at the Spine Hospital or the Founding Hospitals will not have their licence suspended or revoked by the Oklahoma or South Dakota board of medical and osteopathic examiners, as applicable. If such a licence is suspended or revoked, the physician will not be able to perform surgical procedures at the Spine Hospital or the Founding Hospitals, as applicable, which may have a material adverse affect on the operations and business of that MFC Partnership.

Regulatory Requirements

Compliance with regulatory requirements by the Spine Hospital and the Founding Hospitals is fundamental to the operation of the hospitals and financial performance of the MFC Partnerships. There are a number of U.S. federal and state regulatory initiatives which specifically apply to healthcare providers, including the MFC Partnerships. Among the most significant are:

- the federal Anti-Kickback Statute;
- the federal Stark Law; and
- the federal rules relating to management and protection of patient records and patient confidentiality. Investors are encouraged to read the detailed description of the requirements of these laws in ''Regulations Applicable to OSH and the Founding Partnerships''.

While Management believes the MFC Partnerships are currently in compliance with the requirements of these regulatory initiatives and expects such compliance will continue in the future, there can be no assurance that OSH and the Founding Partnerships will not violate the requirements of one or more of these laws or that they will not have to expend significant amounts to ensure compliance. Violation of these laws could subject the MFC to criminal or civil penalties, recoupment of Medicare and Medicaid payments, and/or exclusion from future participation in the Medicare and Medicaid programs. Any of these outcomes could have a material adverse affect on the Combined Business.

In addition to the regulatory initiatives described above, healthcare facilities, including the Spine Hospital and the Founding Hospitals, are subject to a wide variety of federal, state, and local environmental and occupational health and safety laws and regulations that affect their operations, facilities, and properties. Violations of these laws could subject the MFC Partnerships to liability for investigating and remedying any contamination by hazardous substances, as well as civil or other damages and penalties.

Typical hospital operations include the handling, use, storage, transportation, disposal and discharge of hazardous, infectious, toxic, radioactive, flammable, and other hazardous materials, wastes, pollutants, or contaminants. Although management believes the MFC Partnerships are currently in material compliance with all applicable environmental laws and regulations, and expects such compliance will continue in the future, there can no assurance that the MFC Partnerships will not violate the requirements of one or more of these laws or that they will not have to expend significant amounts to ensure compliance. A violation of these requirements could have a material adverse affect on the Combined Business.

Dependence on Physician Relationships

The success of the Spine Hospital and each Founding Hospital depends, in part, on their ability to attract surgeons and other physicians in their service area to perform surgical procedures at their facilities. Although these hospitals have had success in attracting surgeons and other physicians in the past, there can be no assurance that such success will continue in the future. In addition, there can be no assurance that physicians currently performing procedures at the Spine Hospital or the Founding Hospitals will continue to do so.

Lack of Diversification in the Combined Business

The only business of the Combined Business is the operation of the Spine Hospital and the three Founding Hospitals. The Issuer is, therefore, entirely dependent upon the success of these four hospitals. Investors will not have the benefit of any further diversification of operations or risk.

Litigation, Professional Liability Claims and Availability of Insurance

The MFC Partnerships are, from time to time, subject to litigation claims in the ordinary course of their business. In particular, the MFC Partnerships can be subject to claims relating to actions of medical personnel performing

services at the Spine Hospital or the Founding Hospitals. Historically, the MFC Partnerships have been able to obtain what Management believes is adequate insurance to cover these risks. However, the cost of this insurance is increasing and there can be no assurance that the MFC Partnerships will be able to obtain adequate insurance in the future on economically reasonable terms, or at all. If the insurance which the MFC Partnerships have in place from time to time is not sufficient to cover claims which are made, the resulting shortfall could have a material adverse affect on the Combined Business.

Oklahoma Physician's Liability Insurance Company

Oklahoma Physician's Liability Insurance Company (''PLICO'') insures approximately 70% of Oklahoma physicians. As of December 31, 2004, PLICO had a reserve deficit of approximately US$143 million, which rendered the company out of compliance with Oklahoma law and subject to state law receivership proceedings. The Oklahoma legislature previously granted a moratorium from compliance with state law reserve requirements through January 1, 2006. On April 14, 2005, Oklahoma Governor Brad Henry signed HB 1566 into law, effective November 1, 2005. This legislation extends the moratorium from compliance with reserve requirements under Oklahoma law. Under HB 1566, PLICO has until December 31, 2008, to eliminate its reserve deficit.

HB 1566 is designed to allow PLICO sufficient time to eliminate its reserve deficit through increased premiums which would be used in part to purchase reinsurance policies to cover unexpected catastrophic claims. PLICO raised its premium rates at the end of 2004. No further premium rate increases are anticipated during 2005 or 2006. If at the expiration of the moratorium, PLICO has not eliminated its reserve deficit, the company will be subject to state law receivership proceedings, in which case insured physicians may not receive complete coverage for claims made under their PLICO professional liability insurance policies. There can be no assurance that the passage of HB 1566 will not adversely affect the financial condition of OSH.

Access to Capital Resources for Expansion of Facilities

The growth strategy of the MFC Partnerships includes expanding the procedures offered by the Spine Hospital and each Founding Hospital and the facilities available for use at the Spine Hospital and the Founding Hospitals. Any such expansions will require additional capital which may be funded through additional debt or equity financings. To the extent that financing is raised through the issuance of IPSs or other securities of the Issuer, current holders of IPSs may experience ownership dilution. To the extent debt is incurred, either the Issuer or the MFC Partnerships may incur significant interest expense and may be subject to covenants in the related debt agreements that affect the conduct of business. Without sufficient capital resources to implement this strategy, the MFC Partnerships' future growth could be limited and operations impaired. There can be no assurance that additional financing will be available to fund this growth strategy or that, if available, the financing will be on terms that are acceptable to the MFC Partnerships and the Issuer.

Regulations Affecting Expansion of Facilities

Efforts to regulate the expansion of healthcare facilities could prevent OSH and the Founding Partnerships from expanding their existing facilities or expanding the breadth of services they offer. In some cases, prior regulatory approval is required for the expansion of healthcare facilities or the services those facilities offer. In granting such approvals, regulators may consider, among other things, the need for additional or expanded healthcare facilities or services in the local area. Potential expansion of the Spine Hospital or the Founding Hospitals also could be restricted by their need to maintain ''grandfathered'' status under the Stark Law. See ''Regulations Applicable to OSH and the Founding Partnerships''.

If the MFC Partnerships are unable to obtain required approvals or are restricted under the Stark Law ''grandfathering'' requirements, they may not be able to expand current facilities or expand the breadth of services offered. This could have a material adverse affect on the growth strategy of the Combined Business.

Competition from Other Healthcare Providers

The healthcare business is highly competitive. The MFC Partnerships compete with other healthcare providers (primarily hospitals and surgery centres) in recruiting physicians to utilize their facilities and in contracting with managed care plans in each of their markets. Some of the competing facilities have long-standing and well established relationships with physicians and managed care plans. Some are also significantly larger than the Spine Hospital and the Founding Hospitals and have access to more marketing and other resources than are available to the MFC

Partnerships. In addition, other healthcare facilities may not allow physicians who are on the medical staffs of the Spine Hospital or the Founding Hospitals to have medical privileges at their facilities. The general hospital located in Aberdeen, South Dakota, currently prohibits new physicians who join the medical staff at the Dakota Plains Surgical Center from practicing at its facility. This restriction on a physician's practice may cause physicians to not seek medical staff privileges at the Spine Hospital or the Founding Hospitals and may restrict the Spine Hospital's and the Founding Hospitals' ability to attract new or additional physicians to practice at their facilities.

If the MFC Partnerships are unable to compete effectively with other healthcare providers in recruiting physicians or contracting with managed care plans, the ability of the MFC Partnerships to implement their growth strategies successfully could be adversely affected.

Insolvency of Past Insurers

Two insurance carriers which had previously issued professional and hospital liability insurance to OSH are currently insolvent. The insolvent insurers' policies were in effect between November 3, 1999 and July 1, 2004. OSH has obtained replacement professional liability insurance from a solvent insurer beginning on July 1, 2004, and currently maintains such insurance. OSH's current professional and hospital liability insurance is limited to claims which (i) are first made during the term of the current policies, and (ii) arise from incidents occurring after July 1, 2003 and which are first reported during the term of the current policy period which began July 1, 2004.

As a result, OSH does not have professional or hospital liability insurance policies covering the period from November 3, 1999 to July 1, 2003. However, under certain circumstances the state of Oklahoma provides limited funding pursuant to an insurance insolvency fund, up to a maximum of $150,000 per covered claim. There can be no assurances that claims made for medical malpractice occurring prior to July 1, 2003 will not arise in the future, nor that liabilities arising from such claims will not exceed $150,000. This is particularly true of latent injuries which may not manifest for a significant period of time after treatment. To the extent such uncovered claims arise, OSH may be required to fund material liabilities out of its own assets.

Other Risk Factors

In addition to the foregoing risk factors, the following additional risk factors may affect the operations of the MFC Partnerships:

- The MFC Partnerships are employers, combining a complex mix of professional, quasi-professional, technical, clerical, housekeeping, maintenance, dietary and other types of workers in a single operation. As with other employers, the MFC Partnerships bear a wide variety of risks in connection with their employees. These risks include work actions, contract disputes, discrimination claims, personal tort actions, work-related injuries, exposure to hazardous materials, interpersonal torts (such as between employees, between physicians or Management and employees, or between employees and patients), and other risks that may flow from the relationships between employer and employee or between physicians, patients and employees. Many of these risks are not covered by insurance, and certain of them cannot be anticipated or prevented in advance, and such risks, alone or in combination, could have material adverse consequences to the financial condition or operations of the MFC Partnerships.
- certain key physicians at the Spine Hospital and the Founding Hospitals are not investors and, as a result, will not be subject to the non-competition and non-solicitation agreements described under ''Holding Entities — Non Solicitation and Non Competition Agreements.
- the occurrences of natural disasters may damage some or all of the Founding Hospitals and the Spine Hospital, interrupt utility service to some or all of the Founding Hospitals and the Spine Hospital or otherwise impair the operation of some or all of the Founding Hospitals and the Spine Hospital operated by the MFC Partnerships, respectively, or the generation of revenues from the Founding Hospitals and the Spine Hospital.
- scientific and technological advances, new procedures, drugs and appliances, preventive medicine, occupational health and safety and outpatient healthcare delivery may reduce utilization and revenues of the MFC Partnerships. Technological advances in recent years have accelerated the trend toward the use by hospitals of sophisticated and costly equipment and services for diagnosis and treatment. The acquisition and operation of certain equipment or services may continue to be a significant factor in utilization, but the ability of the Spine Hospital and the Founding Hospitals to offer the equipment or services may be subject to the

availability of equipment or specialists, governmental approval or the ability to finance these acquisitions or operations.

- reduced demand for the services offered by the Spine Hospital and the Founding Hospitals that might result from decreases in population in the service areas of the Spine Hospital and the Founding Hospitals.
- the United States is currently experiencing a severe shortage of nursing staff. The failure of the Spine Hospital and Founding Hospitals to hire and retain qualified nurses could have a material adverse affect on the Combined Business.
- increased unemployment or other adverse economic conditions in the Spine Hospital and the Founding Hospitals' service areas, which would increase the proportion of patients who are unable to pay fully for the cost of their care, could also adversely affect the Combined Business.

Risks Related to the Structure of the Issuer and this Offering

The Issuer is Dependent on the MFC Partnerships for all Cash Available for Distributions

The Issuer is dependent on the operations and assets of the MFC Partnerships through the indirect ownership of 51% of those partnerships and OSH. Cash distributions to holders of IPSs, Common Shares or Subordinated Notes will be dependent on the ability of Medical Facilities USA to make distributions to the Issuer, which in turn is dependent on the ability of the MFC Partnerships to make distributions to Medical Facilities USA. The actual amount of cash available for distribution to holders of the IPSs, Common Shares or Subordinated Notes will depend upon numerous factors relating to the each of the MFC Partnerships, including profitability, changes in revenues, fluctuations in working capital, the sustainability of EBITDA margins, capital expenditure levels, applicable laws and contractual restrictions contained in the instruments governing any indebtedness. Any reduction in the amount of cash available for distribution, or actually distributed, by the Founding Partnerships, OSH or Medical Facilities USA will reduce the amount of cash available for the Issuer to make distributions to holders of IPSs, Common Shares or Subordinated Notes. As a result, cash distributions by the Issuer are not guaranteed and will fluctuate with the performance of the MFC Partnerships.

Management Committee Representation

The Issuer will have an initial (subject to increase on the exchange of OSH Exchangeable Interests and Founders' Exchangeable Securities) indirect 51% interest in each MFC Partnership, through its wholly-owned subsidiary Medical Facilities USA. Medical Facilities USA will exercise its control of each MFC Partnership through its contractual rights. However, Medical Facilities USA will have the right to appoint only one member of each MFC Partnership's management committee and as such, except in the circumstances of a default and through the exercise of its contractual rights, it will not have the ability to direct day-to-day management of the MFC Partnerships.

Distribution of all Available Cash May Restrict Potential Growth of the MFC Partnerships and the Issuer

The payout by the MFC Partnerships of substantially all of their operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of these funds could limit the future growth of each MFC Partnership and its cash flow. In addition, the Issuer may be precluded from pursuing otherwise attractive acquisitions because they may not be accretive to the Issuer on a short-term basis.

Future Distributions are not Guaranteed

The Issuer's, Medical Facilities USA's, the MFC Partnerships' boards of directors or managers may, in their respective discretion, amend or repeal the existing distribution policy. Future distributions from these companies, if any, will depend on, among other things, the results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that the board of directors or managers may deem relevant. Any of these boards of directors or managers may decrease the level of distributions provided for in their existing distribution policies or entirely discontinue distributions.

Exchange Rate Fluctuations May Impact the Amount of Cash Available for Distribution by the Issuer

The Issuer's distributions to holders of IPSs, Common Shares or Subordinated Notes will be denominated in Canadian dollars. Conversely, all of the MFC Partnerships' revenues and expenses, together with distributions received

by the Issuer from Medical Facilities USA and by Medical Facilities USA from the MFC Partnerships will be denominated in U.S. dollars. As a result, the Issuer will be exposed to currency exchange rate risks.

Although the Issuer intends to directly or indirectly enter into hedging arrangements to mitigate this exchange rate risk, there can be no assurance that these arrangements will be sufficient to fully protect against this risk. If the hedging transactions do not fully protect against this risk, a change in the currency exchange rate between U.S. and Canadian dollars could have a material adverse effect on the Issuer's ability to maintain a consistent level of distributions in Canadian dollars.

Substantial Indebtedness Could Negatively Impact the Combined Business

The degree to which the Issuer is leveraged on a consolidated basis could have important consequences to the holders of the IPSs, including:

- the ability of the Issuer, Medical Facilities USA, the MFC Partnership to obtain additional financing in the future for working capital, capital expenditures or other purposes may be limited;
- the Issuer or OSH or Founding Partnerships being unable to refinance indebtedness on terms acceptable to the Issuer or at all;
- a significant portion of the Issuer's cash flow (on a consolidated basis) from operations is likely to be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations, capital expenditures and/or dividends on its Common Shares; and
- OSH and the Founding Partnerships may be more vulnerable to economic downturns and be limited in their ability to withstand competitive pressures.

The indenture governing the Subordinated Notes represented by the IPSs will not limit the Issuer's ability to issue additional notes to be represented by additional IPSs in connection with the exchange of the Founders' Exchangeable Securities pursuant to the Founders' Exchange Agreement.

Restrictive Covenants in Credit Facilities Could Impact the Combined Business

The Founding Partnerships' Credit Facilities and the OSH Credit Facility contain restrictive covenants that limit the discretion of the Management with respect to certain matters. The ability of the MFC Partnerships to make distributions will be subject to the restrictive covenants contained in the OSH Credit Facility or the Founding Partnerships' Credit Facilities.

Future Issuances of IPSs or Common Shares Could Result in Dilution

The Issuer's articles of incorporation authorize the issuance of an unlimited number of Common Shares for that consideration and on those terms and conditions as are established by the board of directors without the approval of any shareholders. Additional IPSs or Common Shares may be issued by the Issuer pursuant to the Founders' Exchange Agreement or the OSH Exchange Agreement or in connection with a future financing or acquisition by the Issuer. The issuance of additional IPSs or Common Shares may dilute an investor's investment in the Issuer and reduce distributable cash per Common Share or per IPS.

Limitations on Enforcement of Certain Civil Judgments by Canadian Investors

Medical Facilities USA is organized under the laws of the State of Delaware, OSH is formed under the laws of Oklahoma and each Founding Partnership is formed under the laws of South Dakota. All of the assets of the MFC Partnerships are located outside of Canada and certain of the directors and officers, as well as certain of the experts named in this prospectus, are residents of the United States. As a result, it may be difficult or impossible for investors to effect service within Canada upon Medical Facilities USA or the MFC Partnerships or their directors, officers and experts who are not residents of Canada or to realize against them in Canada upon judgments of courts of Canada predicated upon the civil liability provisions of applicable Canadian provincial securities laws.

Medical Facilities USA and each Founding Partnership and OSH have been advised by counsel in the United States that there is some doubt as to the enforceability in the United States by a court in original actions, or in actions to enforce judgements of Canadian courts, of civil liabilities predicated upon such applicable Canadian provincial securities laws.

In addition, each of OSH, Subco and Holdco has agreed to indemnify the Issuer for breaches of representations and warranties given by it under the Acquisition Agreement. However, the Issuer will indirectly own 51% of OSH which will reduce any recovery. Finally, there can be no assurance that OSH, Subco and Holdco will have sufficient assets to satisfy any indemnification liability.

Investment Eligibility and Foreign Property

There can be no assurance that the Common Shares and Subordinated Notes represented by the IPSs will continue to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans or that the Common Shares and Subordinated Notes represented by the IPSs will not be foreign property under the Tax Act (see ''Eligibility for Investment''). The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments and on excess holdings of foreign property. In particular, if the Issuer ceases to have a ''substantial Canadian presence'' (as that term is understood for the purposes of the Tax Act), the Common Shares and Subordinated Notes represented by the IPSs may become foreign property. There can be no assurance that the Issuer will continue to have a substantial Canadian presence.

A bill tabled by the Minister of Finance (Canada) on March 24, 2005 to implement certain measures announced in February 23, 2005 Canadian federal budget (''2005 Federal Budget'') includes legislation that, if enacted, would eliminate the limit in foreign property holdings under the Tax Act. See ''Certain Canadian Federal Income Tax Considerations'' and ''Eligibility for Investment''.

On March 23, 2004, the Minister of Finance (Canada) proposed amendments to the Tax Act (the ''2004 Budget Proposals'') to restrict direct and indirect holdings in ''business income trusts'' (as defined in the 2004 Budget Proposals) by certain tax exempt investors. On May 18, 2004, the Minister of Finance (Canada) suspended the 2004 Budget Proposals pending consultation with representatives of the pension fund industry, the investment industry, provincial governments and other interested parties. On February 23, 2005, the Minister of Finance (Canada) announced that the Department of Finance would release a consultation paper shortly. The Department of Finance has indicated that it will continue to evaluate the development of the income trust market (including, in particular, the market for business income trusts and other flow-through entities) as part of its ongoing monitoring and assessment of Canadian financial markets and the Canadian tax system. While the Budget Proposals did not reference ownership of subordinated notes and common shares of a company as represented by IPSs, IPSs share many characteristics of income trust units. Accordingly, further changes in this area, in addition to the Budget Proposals, are possible. Such changes could result in the income tax considerations described under the heading ''Certain Canadian Federal Income Tax Considerations'' being materially different in certain respects.

U.S. Federal Income Tax Risks

There can be no assurance that U.S. federal income tax laws and IRS administrative policies respecting the U.S. federal income tax consequences described in this prospectus will not develop or be changed in a manner which adversely affects Non-U.S. Holders. In particular, the potential applicability of the ''corporate inversion'' rules to the Issuer is uncertain. See ''Certain U.S. Federal Income Tax Considerations''.

There is no authority that directly addresses the tax treatment of securities similar to the Subordinated Notes which are offered in circumstances similar to this Offering (i.e., as part of a unit that includes common shares of the issuer). In light of this absence of direct authority, U.S. Tax Counsel cannot conclude with certainty that the Subordinated Notes will be treated as debt for U.S. federal income tax purposes, and, although the Issuer intends to take the position that the Subordinated Notes are debt for U.S. federal income tax purposes, there can be no assurance that this position will not be challenged by the IRS. If such a challenge were sustained, interest payments on the Subordinated Notes would be recharacterized as non-deductible distributions with respect to the Issuer's equity, and the Issuer's taxable income and U.S. federal income tax liability would be materially increased. As a result, the Issuer's after-tax cash flow would be reduced and the Issuer's ability to make interest payments on Subordinated Notes and distributions with respect to Common Shares would be materially and adversely impacted.

Issuer May Not be Able to Make all Principal Payments on the Subordinated Notes

The Subordinated Notes will mature ten years after the date of issuance unless the maturity is extended by the Issuer provided that certain conditions are met. The Issuer may not be able to refinance the principal amount of the Subordinated Notes in order to repay the principal outstanding or may not have generated enough cash from operations

to meet this obligation. There is no guarantee that the Issuer will be able to repay the outstanding principal amount upon maturity of the Subordinated Notes.

As a result of the subordinated nature of the guarantees of the Subordinated Notes issued by the Issuer, upon any distribution to creditors of OSH or the Founding Partnerships in a bankruptcy, liquidation or reorganization or similar proceeding relating to OSH or the Founding Partnerships or their property or assets, the holders of such entities' senior indebtedness will be entitled to be paid in full in cash before any payment may be made with respect to the Subordinated Notes under the Subordinated Note Guarantees. In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to OSH or the Founding Partnerships, the holders of the Subordinated Notes and Subco Notes will participate (to the extent provided under the Subordinated Note Guarantee and Subco Guarantee) *pari passu* with all other holders of unsecured indebtedness and after the payment in full of the senior indebtedness. In any of these cases, there may not be sufficient funds to pay all of OSH's and the Founding Partnerships' creditors and the holders of the Subordinated Notes may receive less, ratably than the holders of senior indebtedness.

On a *pro forma* basis as of December 31, 2004, the Subordinated Note Guarantees would have ranked subordinate to $19.6 million of outstanding senior indebtedness on a consolidated basis, all of which would have been secured.

The Limited Cash Flow Guarantees Provided by OSH and each Founding Partnership May Not be Enforceable

As described under the heading "Description of Subordinated Notes — Security and Guarantees", each of OSH and the Founding Partnerships has provided a limited guarantee which effectively guarantees the distribution by OSH or that Founding Partnership of its proportionate share of the cash necessary to pay all interest on the Subordinated Notes issued hereunder. However, under United States federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee can be voided, or claims in respect of a guarantee could be subordinated to all other debt of the guarantor, if, among other things, the guarantor, at the time that it assumed the guarantee:

- issued the guarantee to delay, hinder or defraud present or future creditors; or
- received less than reasonably equivalent value or fair consideration for issuing the guarantee and, at the time it issued the guarantee;
  - (a) was insolvent or rendered insolvent by reason of issuing the guarantee and the application of the proceeds of the guarantee;
  - (b) was engaged or about to engage in a business or a transaction for which the guarantor's remaining unencumbered assets constituted unreasonably small capital to carry on its business;
  - (c) intended to incur, or believed that it would incur, debts beyond its ability to pay the debts as they mature; or
  - (d) was a defendant in an action for money damages, or had a judgment for money damages docketed against it if, in either case, after final judgment, the judgment is unsatisfied.

In addition, any payment by the guarantor under its guarantee could be voided and required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantor or the guarantee could be subordinated to other debt of the guarantor.

The measures of insolvency for the purposes of fraudulent transfer laws vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a person would be considered insolvent if, at the time it incurred the debt:

- the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or
- it could not pay its debts as they become due.

Although the Issuer does not believe that OSH or any of the Founding Partnerships are insolvent, the Issuer cannot be sure of the standard that a court would use to determine whether or not OSH or the Founding Partnerships were solvent at the relevant time, or, regardless of the standard that the court uses, that the issuance by them of the guarantees would not be voided or the guarantees would not be subordinated to the guarantors' other debt. If the guarantees are voided or subordinated to the guarantor's other debt, holders of the Subordinated Notes would be materially adversely affected in the event of a bankruptcy or insolvency of OSH or a Founding Partnership.

The Non-Solicitation and Non-Competition Agreements of the Existing Members May Not be Enforceable

As described under the heading ''Holdco — Non-Solicitation and Non-Competition Agreements'', Subco, Holdco and each member of Holdco will enter into a non-solicitation and non-competition agreement in favour of the Issuer and Medical Facilities USA (and each Holdco member has granted same in favour of OSH). In addition, each Founding Subcorp and Founding Holdcorp and each member of the Founding Holdcorps have entered into a non-solicitation and non-competition agreement in favour of the Issuer and Medical Facilities USA (and the Founding Holdcorp members in favour of the respective Founding Partnership). The non-solicitation and non-competition agreements may not be enforceable under Oklahoma law. The Issuer can not provide any assurance that these agreements will be enforceable under South Dakota or Oklahoma law and if they are not enforceable, the Existing Members and/or the Holders of Holdco interests could own and operate alternative surgical facilities in the markets where the Founding Hospitals or the Spine Hospital are located which may materially adversely affect OSH Business.

The Market Price for the IPSs, Common Shares or Subordinated Notes May be Volatile

The market price for the IPSs may be subject to general volatility. Factors such as variations in the Issuer's financial results, announcements by the Issuer, the MFC Partnerships or others, developments affecting the business and customers, general interest rate levels, the market price of the Common Shares and general market volatility could cause the market price of the IPSs, the Common Shares or the Subordinated Notes to fluctuate significantly.

In addition, future sales or the availability for sale of substantial amounts of IPSs or Common Shares or a significant principal amount of Subordinated Notes in the public market could adversely affect the prevailing market price of the IPSs, the Common Shares and the Subordinated Notes and could impair the Issuer's ability to raise capital through future sales of its securities.

PLAN OF DISTRIBUTION

Pursuant to an Underwriting Agreement dated June 6, 2005, among the Issuer and the Underwriters, the Issuer has agreed to issue and sell 5,420,000 IPSs and the Underwriters have agreed to purchase, as principals, on the closing date, being June 20, 2005 or any other date as may be agreed upon by the Issuer and the Underwriters, but in any event not later than July 18, 2005, subject to the conditions stipulated in the Underwriting Agreement, all but not less than all of such IPSs at a price Cdn$13.25 per IPS payable in cash for total gross consideration of Cdn$71,815,000. The IPS are being offered to the public in all provinces and territories of Canada. The offering price of the IPSs was determined by negotiations between the Issuer and the Underwriters. The Underwriting Agreement provides that the Underwriters will be paid a fee of Cdn$0.6625 per IPS purchased by the public in consideration for services performed in connection with the Offering.

The obligations of the Underwriters under the Underwriting Agreement are conditional and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated in certain stated circumstances and upon the occurrence of certain stated events. The Underwriters are, however, severally obligated to take up and pay for all offered IPSs that they have obliged themselves to purchase if any of the offered IPSs are purchased under the Underwriting Agreement.

The Underwriting Agreement contains customary representations and warranties and related indemnities from the Issuer and Medical Facilities USA, in favour of the Underwriters as to various matters. In addition, each of the Issuer and Medical Facilities USA have represented and warranted to the Underwriters that there is no misrepresentation in the final prospectus and has agreed to indemnify the Underwriters in respect of such representation and warranty.

Subscriptions for IPSs will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

The IPSs have not been and will not be registered under the United States Securities Act of 1933, as amended (the ''U.S. Securities Act'') and, subject to certain exemptions, may not be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons (as defined by Regulation S under the U.S. Securities Act).

Pursuant to policy statements of the Ontario Securities Commission and the Autorité des marchés financiers, the Underwriters may not, throughout the period of distribution, bid for or purchase IPSs. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, IPSs. These exceptions include a bid or purchase permitted under the by-laws and rules of the Toronto Stock Exchange relating to market stabilization and passive market-making activities

and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Under the first-mentioned exception, in connection with this Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the IPSs at levels other than those which might otherwise prevail in the open market. Those transactions, if commenced, may be discontinued at any time.

The Issuer has agreed not to, directly or indirectly, sell or issue, or negotiate or enter into an agreement to sell or issue, any of its securities and Subco has agreed not to exchange its OSH Exchangeable Interests for a period of 180 days following the date of Closing, without the prior consent of BMO Nesbitt Burns Inc., on behalf of the Underwriters, other than in connection with specific types of transactions.

PROMOTERS

Each of the Founding Partnerships were promoters of the Issuer in connection with the Issuer's initial public offering on March 29, 2004 by reason of their involvement in organizing the business and affairs of the Issuer to undertake its initial public offering.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Issuer, Medical Facilities USA and the Founding Partnerships are KPMG LLP.

The transfer agent and registrar for the IPSs and the Common Shares is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

ELIGIBILITY FOR INVESTMENT

Subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statutes referred to below (and, where applicable, the regulations made under those statutes) and, in certain cases, subject to the satisfaction of additional requirements relating to investment policies, standards, procedures and goals, the purchase of the IPSs, and the underlying Common Shares and Subordinated Notes represented thereby, offered by this prospectus will not, at the date of issue, be precluded under the following statutes:

Insurance Companies Act (Canada);
Pension Benefits Standards Act, 1985 (Canada);
Trust and Loan Companies Act (Canada);
Cooperative Credit Associations Act (Canada);
Loan and Trust Corporations Act (Alberta);
Insurance Act (Alberta);
Employment Pension Plans Act (Alberta);
Alberta Heritage Savings Trust Fund Act (Alberta);
An Act respecting trust companies and savings companies (Québec);
Financial Institutions Act (British Columbia);
The Insurance Act (Manitoba);
The Trustee Act (Manitoba);
The Pension Benefits Act (Manitoba);
Pension Benefits Act (Nova Scotia);
Trustee Act (Nova Scotia);
Pension Benefits Act (Ontario);
Trustee Act (Ontario);
Loan and Trust Corporations Act (Ontario);
An Act respecting insurance (Québec);
Pension Benefits Standards Act (British Columbia);
Supplemental Pension Plans Act (Québec); and
The Pension Benefits Act, 1992 (Saskatchewan).

In the opinion of Goodmans LLP, counsel to the Issuer and Medical Facilities USA and of Borden Ladner Gervais LLP, counsel to the Underwriters, on the date of this prospectus, the Common Shares and Subordinated Notes represented by the IPSs will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (except that the Subordinated Notes will not be qualified investments for trusts governed by a deferred profit sharing plan to which contribution payments are made by the Issuer or a person with whom the Issuer does not deal at arm's length within the meaning of the Tax Act) and registered education savings plans (collectively, the ''plans'') at that time. Based, in part, on a certificate of the Issuer as to certain factual matters, the Common Shares and the Subordinated Notes represented by the IPSs will not constitute ''foreign property'' for the purposes of the tax imposed under Part XI of the Tax Act on those plans (other than registered education savings plans), registered investments and other tax exempt entities including most registered pension funds and registered pension plans. Registered education savings plans are not subject to the foreign property rules. A bill tabled by the Minister of Finance (Canada) on March 24, 2005 to implement certain measures announced in February 23, 2005 Canadian federal budget (''2005 Federal Budget'') includes legislation that, if enacted, would eliminate the limit in foreign property holdings under the Tax Act. See ''Certain Canadian Federal Income Tax Considerations'' and ''Risk Factors''.

MATERIAL CONTRACTS

The only material contracts entered into or to be entered into by the Issuer or Medical Facilities USA or OSH, or the Founding Partnerships in connection with the Offering are as follows:

- Subordinated Note Guarantee and Subco Guarantee referred to under ''Description of Subordinated Notes'';
- Supplement to Subordinated Note Indenture
- Underwriting Agreement referred to under ''Plan of Distribution'';
- OSH Exchange Agreement referred to under ''Exchange Agreement'';
- Non-solicitation and Non-competition Agreements referred to under ''Holdco — Non-Solicitation and Non-Competition Agreements'';
- Operating Agreements in respect of OSH, Subco and Holdco referred to under ''OSH — Operating Agreement'', ''Subco — Operating Agreement'' and ''Holdco — Operating Agreement'', respectively;
- Subco Note referred to under ''Description of Subordinated Notes — Subco Note, Subco Guarantee and Intercreditor Agreement'';
- Intercreditor Agreement referred to under ''Description of Subordinated Notes — Subco Note, Subco Guarantee and Intercreditor Agreement''; and
- the OSH Credit Facility.

Copies of these agreements may be examined at the head and principal office of the Issuer during normal business hours.

The following are brief summaries of certain material contracts, entered into in connection with the Issuer's initial public offering, to which the Issuer, Medical Facilities USA or the Founding Partnerships were a party as at December 31, 2004 and each such contract is subject to, and qualified in its entirety by, all of the provisions of the relevant contract, which is available for review on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

Subordinated Note Indenture

Upon the closing of the Issuer's initial public offering on March 29, 2004 (the ''IPO''), the Issuer, the Trustee and Medical Facilities USA (as Guarantor) entered into the Subordinated Note Indenture referred to under ''Description of Subordinated Notes''.

Subordinated Note Guarantees and Founding Subcorp Guarantees

Upon the closing of the IPO, each Founding Partnership and the Founding Holdcorp and Founding Subcorp related to such Founding Partnership entered into a Subordinated Note Guarantee and Subco Guarantee on substantially similar terms to the Subordinated Note Guarantee and Subco Guarantee referred to under ''Description of Subordinated Notes''.

Founders' Exchange Agreement

Upon the closing of the IPO, the Issuer, Medical Facilities USA and each Founding Subcorp entered into an exchange agreement (the ''Exchange Agreement''), which provided that, after 180 days following the closing, and subject to certain limitations contained therein, the Exchange Agreement would grant each Founding Subcorp the right to periodically exchange all or any portion of its Exchangeable Interest in its related MFC Partnership for IPSs on the basis of a specified exchange ratio set out in the Exchange Agreement.

Investment Agreement

The Issuer, Medical Facilities USA, each Founding Holdcorp, each Founding Subcorp and each Founding Partnership entered into an investment agreement (the ''Investment Agreement'') upon the closing of the IPO. Pursuant to the Investment Agreement, a series of transactions were undertaken that resulted in the Issuer indirectly acquiring, through Medical Facilities USA, a 51% partnership interest in each Founding Partnership and the existing partners of each Founding Partnership indirectly retaining a 49% partnership interest in their respective Founding Partnership.

Founding Subcorp Notes

As part of the transactions contemplated by the Investment Agreement, each Founding Holdcorp transferred 100% of its partnership interests in its related Founding Partnership to its related Founding Subcorp in consideration for 100% of the membership interests in its related Founding Subcorp and the delivery of subordinated notes of its related Founding Subcorp (the ''Founding Subcorp Notes''). The Founding Subcorp Notes, collectively, were issued on terms substantially similar to the Subco Notes and the Subordinated Notes (with rate, term and default provisions, as applicable, being identical) with initial principal and interest payments equal (on a per dollar of principal amount basis) to 96.08% (subject to adjustment or exchange of Founders' Exchangeable Securities) of the initial aggregate principal and interest payments under the Subordinated Notes issued in connection with the Issuer's initial public offering.

Non-Solicitation and Non-Competition Agreements

Upon the closing of the IPO, each Founding Subcorp, Founding Holdcorp and member of each Founding Holdcorp (and equity owners of any member that is not a natural person) entered into a Non-Solicitation and Non-Competition Agreement on substantially similar terms to the Non-Solicitation and Non-Competition Agreements referred to under ''Holdco — Non-Solicitation and Non-Competition Agreements''.

Operating Agreement in respect of Medical Facilities USA

Upon the closing of the IPO, the Issuer, Medical Facilities USA and each Founding Subcorp entered into an Operating Agreement with respect to the operations and affairs of Medical Facilities USA. The Operating Agreement, amongst other things, provides for a board of managers consisting of eleven managers of Medical Facilities USA. A majority of the managers, including all representatives of the Founding Partnerships, are required to be U.S. residents. The board representation rights of the Founding Partnerships will be adjusted from time to time on the basis of the Subcorp's aggregate ownership of IPSs in accordance with the procedure set out in the Operating Agreement. The Operating Agreement also grants the Founding Partnerships special approval rights if certain specified actions are contemplated by Medical Facilities USA.

Operating Agreements in respect of each Holding Entity and Subco

Upon the closing of the IPO, Medical Facilities USA and each Founding Holdcorp entered into an operating agreement substantially similar to the Operating Agreement referred to under ''Holdco — Operating Agreement''. Medical Facilities USA, each Founding Holdcorp and its related Founding Subcorp also entered into operating agreements dated March 29, 2004 on substantially similar terms to the Operating Agreement referred to under ''Subco — Operating Agreement''.

Partnership Agreements for each Founding Partnership

Upon the closing of the IPO, Medical Facilities USA and each Founding Partnership entered into partnership agreements substantially similar to the Operating Agreement referred to under ''Description of OSH — Operating Agreement'' above.

Intercreditor Agreement

In connection with the Founding Subcorp Guarantees and Subordinated Note Guarantees entered into upon the closing of the IPO, each Founding Holdcorp and the Trustee entered into an intercreditor agreement on March 29, 2004 substantially similar to the Intercreditor Agreement referred to under the heading ''Description of Subordinated Notes — Subco Note, Subco Guarantee and Intercreditor Agreement''.

Credit Facilities

As at March 31, 2005, the Founding Partnership's Credit Facilities totals $31.5 million, of which approximately $23.1 million was drawn down. The balance of the credit facilities, $8.4 million remains available to manage accounts receivable, inventory and other short term cash requirements, including timing differences with regard to U.S. withholding taxes. Each credit facility is secured by a security interest in all the present and after acquired property and a mortgage on the real property owned by the respective Founding Partnership and is subject to customary terms and conditions, including limits on additional indebtedness and limits on pledging assets without the consent of the lender.

LEGAL MATTERS

The matters referred to under "Eligibility for Investment" and "Certain Canadian Income Tax Considerations" and certain other legal matters relating to the IPSs offered by this prospectus will be passed upon at the date of closing on behalf of the Issuer, Medical Facilities USA and the Founding Partnerships by Goodmans LLP and on behalf of the Underwriters by Borden Ladner Gervais LLP. The matters referred to under "Certain U.S. Federal Income Tax Considerations" will be passed upon at the date of Closing on behalf of the Issuer and Medical Facilities USA by Hodgson Russ LLP and on behalf of the Underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP.

As of the date hereof, the partners and associates of Goodmans LLP, Borden Ladner Gervais LLP, and Hodgson Russ LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP did not beneficially own, directly or indirectly, any of the outstanding securities of the Issuer, Medical Facilities USA or the Founding Partnerships.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Goodmans LLP, Canadian counsel to the Issuer, Medical Facilities USA and the Founding Partnerships, and Borden Ladner Gervais LLP, Canadian counsel to the Underwriters, the following is, as of the date of this prospectus, a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a Holder who acquires Common Shares and Subordinated Notes as represented by IPSs pursuant to this Offering and who, for purposes of the Tax Act and at all relevant times, is resident or is deemed to be resident in Canada, holds the Common Shares and Subordinated Notes represented by IPSs as capital property and deals at arm's length and is not affiliated with the Issuer. Generally, the Common Shares and Subordinated Notes will be considered to be capital property to a Holder provided that the Holder does not hold such securities in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Holders who might not otherwise be considered to hold their Common Shares and Subordinated Notes represented by IPSs as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is not applicable to a Holder that is a financial institution (as defined in the Tax Act for purposes of the mark-to-market rules), a specified financial institution or a Holder an interest in which is a tax shelter investment (all as defined in the Tax Act).

This summary is based upon the facts set out in this prospectus, the provisions of the Tax Act in force on the date of this prospectus, counsels' understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency ("CRA") and a certificate from the Issuer as to certain factual matters. This summary takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this prospectus. There can be no assurance that any such tax proposals will be implemented in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or administrative policies or assessing practices, and does not take into account any provincial, territorial or foreign tax legislation or considerations which may differ significantly from those discussed in the prospectus.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Common Shares and Subordinated Notes represented by IPSs. Moreover, the income or other tax consequences of acquiring, holding or disposing of Common Shares and Subordinated Notes represented by IPSs will vary depending on the Holder's particular circumstances, including the province or provinces in which the Holder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be legal or tax advice to any prospective purchaser of Common Shares and Subordinated Notes represented by IPSs. Investors should consult their own tax advisors for advice with respect to the tax consequences of an investment in Common Shares and Subordinated Notes represented by IPSs based on their particular circumstances.

Nature of IPSs

In acquiring an IPS, a Holder will be acquiring ownership of the Common Share and Subordinated Notes represented by such IPS. The Common Share and Subordinated Notes represented by an IPS are separate properties and, accordingly, the price paid by a Holder for an IPS must be allocated on a reasonable basis between the Common Share and Subordinated Notes represented by the IPS in order to determine their respective cost to the Holder for purposes of the Tax Act. Such cost will establish a Holder's initial adjusted cost base of the Common Share and

Subordinated Notes represented by the Holder's IPS. The Issuer proposes to allocate the price paid for each IPS on the basis of Cdn$7.35 to the Common Share and Cdn$5.90 to the Subordinated Notes and, by purchasing an IPS, a Holder is deemed to agree to such allocation. Although we believe this allocation to be reasonable, such allocation is not binding on the CRA.

The separation by a Holder of an IPS into the Common Share and Subordinated Notes represented by such IPS will not be a disposition for purposes of the Tax Act, and, as such, the Holder will not realize a gain or loss upon such separation of the IPS into a Common Share and Subordinated Notes. The Holder's adjusted cost base of the Common Share and Subordinated Notes represented by an IPS will not be affected by such separation of an IPS in return for a Common Share and Subordinated Notes. Similarly, the combination by a Holder of a Common Share and Subordinated Notes and the contemporaneous receipt of an IPS representing such Common Share and Subordinated Notes by the Holder from CDS will not be a disposition for purposes of the Tax Act, and, as such, the Holder will not realize a gain or loss upon such delivery of the Common Share and Subordinated Notes in return for an IPS representing such Common Share and Subordinated Notes. The Holder's adjusted cost base of the Common Share and Subordinated Notes will not be affected by such delivery of the Common Share and Subordinated Notes in return for an IPS representing such Common Share and Subordinated Notes.

Taxation of the Issuer

The Issuer will be taxable on its income determined under the Tax Act for each taxation year. It is expected that all or substantially all of the income of the Issuer will consist of distributions from Medical Facilities USA (net of any applicable deduction). Medical Facilities USA will be considered to be a corporation for Canadian income tax purposes and will be a "foreign affiliate" and a "controlled foreign affiliate" of the Issuer for Canadian income tax purposes. Distributions from Medical Facilities USA to the Issuer will be considered to be dividends paid by Medical Facilities USA to the Issuer and will be included in computing the income of the Issuer. However, to the extent that such dividends are considered to have been paid out of the "exempt surplus" of Medical Facilities USA with respect to the Issuer, the amount of such dividends will be deductible in computing the taxable income of the Issuer. Dividends that are not paid out of "exempt surplus" will be generally considered to have been paid out of the "pre-acquisition surplus" of Medical Facilities USA with respect to the Issuer. The amount of such dividends will also be deductible in computing the taxable income of the Issuer. The adjusted cost base to the Issuer of its membership interest in Medical Facilities USA will be reduced to the extent that such dividends are considered to have been paid out of the "preacquisition surplus" of Medical Facilities USA with respect to the Issuer. If the adjusted cost base to the Issuer of its membership interest in Medical Facilities USA becomes a negative amount, the Issuer will be deemed to realize a capital gain equal to such amount for that year. It is expected that the dividends so considered to have been paid by Medical Facilities USA to the Issuer will be considered to be paid substantially out of the "exempt surplus" of Medical Facilities USA with respect to the Issuer and, to a much lesser extent, out of "pre-acquisition surplus" of Medical Facilities USA with respect to the Issuer.

To the extent that Medical Facilities USA or any other controlled foreign affiliate of the Issuer earns income that qualifies as "foreign accrual property income" ("FAPI"), the FAPI allocable to the Issuer must be included in computing the income of the Issuer for Canadian income tax purposes, whether or not the Issuer actually receives a distribution of FAPI. Any amount so included in the income of the Issuer will increase the adjusted cost base to the Issuer of its membership interest in Medical Facilities USA. At such time as the Issuer receives a distribution of this type of income that was previously treated as FAPI, that distribution will effectively not be taxable to the Issuer and there will be a corresponding reduction in the adjusted cost base to the Issuer of its membership interest in Medical Facilities USA.

The Issuer will generally be entitled to deduct the interest paid by it on the Subordinated Notes in computing its income. To the extent that the deduction for interest on the Subordinated Notes and other deductible expenses of the Issuer creates a loss in a taxation year of the Issuer that loss will be a non-capital loss which may be carried back for three taxation years and forward for ten taxation years and applied against the income of the Issuer (including capital gains) for such years subject to the detailed rules in the Tax Act in that regard. Tax proposals, applicable to taxation years that begin after 2004, will only allow a taxpayer to recognize a loss for a taxation year from a source which is a business or property if, in the taxation year in question, it is reasonable to expect the taxpayer to realize a cumulative profit from that business or property during the time that the taxpayer has carried on, or can reasonably be expected to carry on that business, or has held, or can reasonably be expected to hold, that property. Profit, for these purposes, is intended to mean profit determined in accordance with generally accepted commercial principles. The Issuer has

advised counsel that it does not believe that the Tax Proposals will have a material effect on its tax position as it expects to realize a cumulative profit from its properties. The Issuer will continue to monitor the Tax Proposals as the effective date approaches. In the Canadian Federal Budget of February 23, 2005, it was announced that the Department of Finance would replace the Tax Proposals with a more modest legislative proposal which is to be released for public comment.

Taxation of Dividends, Interest and Capital Gains

Since a Holder who holds an IPS will own the Common Share and Subordinated Notes represented by such IPS, the income tax consequences under the Tax Act of owning and disposing of an IPS (including the taxation of dividends and interest on the Common Share and Subordinated Notes, respectively, and the tax treatment of disposing of the Common Share and Subordinated Notes upon the disposition of an IPS representing such securities) will not differ from those associated with owning and disposing of those securities as is described below.

Interest on the Subordinated Notes

A Holder that is a corporation, partnership, unit trust or a trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year all interest that accrues to such Holder on the Subordinated Notes to the end of that year or that becomes receivable or is received by the Holder before the end of that year, except to the extent that such interest was included in computing the Holder's income for a preceding taxation year. Any other Holder, including an individual, will be required to include in computing its income for a taxation year all interest on the Subordinated Notes that is received or receivable by such Holder in that year (depending on the method regularly followed by the Holder in computing income) to the extent that such interest was not included in computing the Holder's income for a preceding taxation year. In addition, a Holder may be required to include in computing its income for a taxation year any interest that accrues to the Holder on the Subordinated Notes up to any "anniversary day" (as defined in the Tax Act) of the Subordinated Notes in the year to the extent that such amount was not otherwise included in the Holder's income for that or a preceding taxation year.

A Holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax of 6⅔% on investment income, including interest income on the Subordinated Notes. The amount of interest on the Subordinated Notes to be included as income as described above will include United States withholding tax, if any, imposed in respect of the interest. To the extent that United States withholding tax is imposed in respect of interest on the Subordinated Notes, the amount of such tax generally will be eligible for foreign tax credit or deduction treatment where applicable, subject to the detailed rules and limitations under the Tax Act and provided the imposition of such United States withholding tax is in accordance with the Canadian Treaty. Holders are advised to consult their own tax advisors with respect to the availability of a credit or deduction to them having regard to their particular circumstances.

Disposition of Subordinated Notes

On a disposition or a deemed disposition (which will include a redemption of the Subordinated Notes or repayment at maturity) of Subordinated Notes, a Holder will generally be required to include in computing its income for the taxation year in which the disposition occurs the amount of interest accrued on the Subordinated Notes from the date of the last interest payment to the date of disposition, except to the extent that such interest has otherwise been included in computing the Holder's income for that year or a preceding taxation year.

Any amount paid by the Issuer as a penalty or bonus because of early repayment of all or part of the principal amount of the Subordinated Notes will be deemed to be received by the Holder as interest on the Subordinated Notes and included in computing the Holder's income as described above, to the extent such amount can reasonably be considered to relate to, and does not exceed the value at the time of payment of, interest that would otherwise have been payable on the Subordinated Notes for periods ending after the payment of such amount.

In general, a disposition or a deemed disposition of a Subordinated Note by a Holder will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any amount included in computing the Holder's income as interest and any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the Subordinated Note to the Holder immediately before the disposition. See " — Capital Gains and Losses" below.

Dividends on the Common Shares

Dividends received or deemed to be received by a Holder on the Common Shares will be required to be included in computing the Holder's income for purposes of the Tax Act. Dividends received or deemed to be received by a Holder who is an individual will be subject to the gross-up and dividend tax credit rules generally applicable to taxable dividends received by an individual from taxable Canadian corporations. A Holder that is a corporation generally will be entitled to deduct the amount of the dividend received or deemed to be received in computing its taxable income. A Holder that is a "private corporation" or "subject corporation" (as such terms are defined in the Tax Act) will generally be liable under Part IV of the Tax Act to pay a refundable tax of 33⅓% of the dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the Holder's taxable income.

Disposition of the Common Shares

A disposition or deemed disposition of Common Shares by a Holder will generally give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Holder of the Common Shares immediately before the disposition. See " — Capital Gains and Losses" below.

Capital Gains and Losses

One-half of the amount of any capital gain (a "taxable capital gain") realized by a Holder in a taxation year must be included in computing such Holder's income for that year, and one-half of any capital loss (an "allowable capital loss") realized by a Holder in a taxation year may be deducted from any taxable capital gains realized by the Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against taxable capital gains realized in such years, subject to and in accordance with the provisions of the Tax Act. A capital loss realized by certain Holders in respect of the disposition or deemed disposition of Common Shares may be reduced in certain circumstances by the amount of any dividends, including deemed dividends, that have been received by such Holders on the Common Shares to the extent and in the manner provided for in the Tax Act.

A holder that is a Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on investment income, including taxable capital gains.

Alternative Minimum Tax

Individuals, including certain trusts, are subject to an alternative minimum tax. Dividends received or deemed to be received on the Common Shares and capital gains realized on a disposition or deemed disposition of Common Shares or Subordinated Notes may increase a Holder's liability for alternative minimum tax. Holders should consult their own advisors with respect to alternative minimum tax.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Hodgson Russ LLP, U.S. tax counsel to the Issuer, Medical Facilities USA and the Founding Partnerships and Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. tax counsel to the Underwriters (together, "U.S. Tax Counsel") the following summary describes, as of the date of this prospectus, the material U.S. federal income tax considerations applicable to Non-U.S. Holders, as defined below, with respect to the purchase, ownership and disposition of IPSs. Such opinion is based in part on facts described in this prospectus and on various assumptions, representations and determinations. Any alteration or incorrectness of such facts, assumptions, representations or determinations could adversely affect such opinion. This summary is directed only to prospective purchasers of IPSs in this Offering who are not U.S. persons under the *U.S. Internal Revenue Code* (the "Code"). In addition to this summary, see "Risk Factors — U.S. Federal Income Tax Risks".

This summary is of a general nature only and is not intended to be legal or tax advice to any prospective purchaser of IPSs, Subordinated Notes or Common Shares sold separately, and is not a substitute for careful tax planning and advice. Prospective purchasers should consult their own tax advisors in determining the application to them of the U.S. federal income tax consequences set forth below and any other tax consequences to them of the purchase, ownership and disposition of IPSs, Subordinated Notes or Common Shares.

Prospective purchasers of IPSs should note that no rulings have been or will be sought from the IRS with respect to any of the U.S. federal income tax issues discussed in this summary. No statutory, administrative or judicial authority directly addresses the treatment of IPSs or instruments similar to IPSs for U.S. federal income tax purposes. As a result, there can be no assurance that the IRS will not successfully challenge the conclusions reached in this summary. U.S. federal income tax treatment that is different from the conclusions reached in this summary could result in reduced payments to Non-U.S. Holders.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to Non-U.S. Holders in light of their personal circumstances. This summary does not address the U.S. federal income taxation of Non-U.S. Holders whose income from the ownership or disposition of IPSs, Subordinated Notes or Common Shares is effectively connected with the conduct of a trade or business within the United States under the Code, nor does this summary address the U.S. federal income taxation of Non-U.S. Holders subject to special treatment under U.S. federal income tax laws, such as U.S. expatriates, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, investors in pass-through entities that are subject to special treatment under the Code, Non-U.S. Holders that are engaged in the conduct of a U.S. trade or business, financial institutions, broker-dealers, life insurance companies and tax-exempt organizations or who hold the IPS, Subordinated Notes or Common Shares through another entity. If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds IPSs, Subordinated Notes or Common Shares, the tax treatment of the partner will generally depend upon the status of the partner and the activities of the partnership. Non-U.S. Holders who are partners of a partnership or entity or arrangement treated as a partnership that holds IPSs, Subordinated Notes or Common Shares should consult their own tax advisors. This summary does not address the U.S. gift or estate tax, foreign tax, state tax or local tax considerations applicable to Non-U.S. Holders, nor does it address any tax consequences applicable to U.S. Holders. This summary is not exhaustive of all possible U.S. federal income tax considerations applicable to an investment in IPSs.

This summary is based on the Code, Treasury Regulations, IRS rulings and official pronouncements, judicial decisions and the Canadian Treaty, all as in effect on the date of this prospectus and all of which are subject to change, possibly with retroactive effect, or different interpretations, which could affect the accuracy of the statements and conclusions set forth below and the U.S. federal income tax consequences to Non-U.S. Holders. This summary is also based on certain certifications and determinations made by the Issuer and an independent financial advisor.

For purposes of this summary, a "Non-U.S. Holder" means a Holder that is not: (i) a U.S. citizen; (ii) an individual resident in the United States for U.S. federal income tax purposes; (iii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or a political subdivision thereof; (iv) an estate, the income of which is subject to U.S. federal income tax regardless of the source; or (v) a trust, if (A) a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all of its substantial decisions, or (B) the trust was in existence on August 20, 1996 and has properly elected under applicable Treasury Regulations to continue to be treated as a United States person. A "U.S. Holder" means any person that is not a Non-U.S. Holder. For purposes of this summary, the "Partnerships" means the Founding Partnerships and OSH, collectively.

To ensure compliance with IRS Circular 230, holders of IPSs are hereby notified that: (a) any discussion of federal tax issues in this prospectus is not intended or written by U.S. Tax Counsel to be relied upon, and cannot be relied upon by such holders, for the purpose of avoiding penalties that may be imposed on such holders under the Code; (b) such discussion is written to support the promotion or marketing of the transactions addressed herein; and (c) each holder of an IPS should seek advice based on his, her or its particular circumstances from an independent tax advisor.

Taxation of Non-U.S. Holders

Allocation of Purchase Price

Ownership of IPSs should be treated for U.S. federal income tax purposes as direct ownership of the Subordinated Notes or Common Shares constituting the IPSs. The Issuer intends to treat the IPSs in this manner for all purposes and, by purchasing IPSs, the Non-U.S. Holder agrees to such treatment. However, if the Subordinated Notes were treated as equity rather than debt for U.S. federal income tax purposes (see "Taxation of the Issuer — Classification of Subordinated Notes as Debt" below), the ownership of IPSs would be treated as ownership solely of equity of the Issuer. The remainder of this discussion assumes that the Issuer's intended treatment of ownership of an IPS as direct ownership of two separate securities will be respected for U.S. federal income tax purposes.

For U.S. federal income tax purposes, the purchase price of an IPS should be allocated between its constituent Common Share and Subordinated Notes in proportion to the respective fair market values of each at the time of purchase. Such allocation will establish a Non-U.S. Holder's initial tax basis in each of the Common Shares and the Subordinated Notes. For each IPS in this Offering, the Issuer will report the initial fair market value of the constituent Common Share as Cdn$7.35 and the initial fair market value of the constituent Subordinated Notes as equal to their face amount of Cdn$5.90 and, by purchasing IPSs in this Offering, the Non-U.S. Holder agrees to such allocation and agrees to not take a contrary position for any purpose.

If this allocation is not respected, it is possible that the Subordinated Notes will be treated as having been issued with original issue discount (''OID''). Assuming a Non-U.S. Holder satisfies the Portfolio Interest Exemption requirements described below under ''Interest Received on Subordinated Notes'', such Non-U.S. Holder would not be subject to withholding with respect to such OID. If a Non-U.S. Holder failed to satisfy those requirements, OID on the Subordinated Notes would be subject to a 30 percent U.S. withholding tax, unless such Non-U.S. Holder otherwise establishes an exemption from or reduced rate of withholding under a tax treaty and satisfies certain documentation requirements. In general, under the Canadian Treaty, Canadian residents would be entitled to a 10 percent withholding tax rate. The remainder of this discussion assumes that the Issuer's allocation of the Offering purchase price will be respected for U.S. federal income tax purposes.

Interest Received on Subordinated Notes

Provided that the Subordinated Notes are respected as debt for U.S. federal income tax purposes (see ''Taxation of the Issuer — Classification of Subordinated Notes as Debt'' below), since more than 80 percent of the assets of the Issuer are U.S. assets, interest paid on the Subordinated Notes will be ''branch interest'' under Section 884 of the Code and will be treated as if paid by a U.S. corporation. As such, interest paid on the Subordinated Notes to Non-U.S. Holders should qualify for the ''Portfolio Interest Exemption'' from U.S. federal income tax, provided that:

(a) the interest is not effectively connected with such Non-U.S. Holder's conduct of a trade or business within the U.S.;

(b) such Non-U.S. Holder does not actually or constructively own 10 percent or more of the total combined voting power of all classes of the Company's stock entitled to vote, within the meaning of Section 871(h)(3) of the Code;

(c) such Non-U.S. Holder is not a controlled foreign corporation, within the meaning of Section 957(a) of the Code, that is related, within the meaning of Section 864(d)(4) of the Code, to the Company through stock ownership;

(d) such Non-U.S. Holder is not a bank whose receipt of interest on a note is an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

(e) either: (i) the Non-U.S. Holder certifies to the Issuer or its agent on IRS Form W-8BEN (or a suitable substitute or successor form) under penalties of perjury that such Non-U.S. Holder is not a ''United States person'' (as defined in the Code) and provides its name and address; (ii) a ''qualified intermediary'' (as defined in applicable Treasury Regulations) receives documentation upon which it can rely to treat the Non-U.S. Holder as not a United States person and provides the Issuer with an IRS Form W-8IMY (or a suitable substitute or successor form); or (iii) certain other documentation requirements are met.

If a Non-U.S. Holder cannot satisfy the requirements of the Portfolio Interest Exemption described above, payments of interest (including payments in respect of OID, if any, on the Subordinated Notes) made to a Non-U.S. Holder will be subject to a 30 percent withholding tax, unless such Non-U.S. Holder provides the withholding agent with a properly executed:

- IRS Form W-8BEN, claiming an exemption from or reduction in withholding under an applicable tax treaty; or
- IRS Form W-8ECI, claiming that interest paid on the note is not subject to withholding tax because it is effectively connected with such Non-U.S. Holder's conduct of a trade or business in the United States.

In general, under the Canadian Treaty, Canadian residents are entitled to the reduced withholding tax rate of 10% on U.S. source interest.

Applicable Treasury Regulations provide alternative methods for satisfying the requirement to provide IRS Forms, as set forth above. Under these Treasury Regulations, in the case of Subordinated Notes held by a foreign intermediary (other than a ''qualified intermediary''), or a foreign partnership (other than a ''withholding foreign partnership''), the foreign intermediary or partnership, as the case may be, generally must provide an IRS Form W-8IMY and attach thereto an appropriate certification by each beneficial owner or partner.

Distributions with Respect to Common Shares

Provided a Non-U.S. Holder satisfies certain documentation requirements (generally as described in paragraph (e) under ''Interest Received on Subordinated Notes'' above), and assuming the U.S. ''corporate inversion'' rules do not apply (as described under ''Taxation of the Issuer — Recent U.S. Corporate Inversion Legislation'' below), distributions paid with respect to the Common Shares to such Non-U.S. Holder should not be subject to U.S. withholding tax. If such documentation requirements are not satisfied, the Non-U.S. Holder may be subject to backup withholding. See ''Information Reporting and Backup Withholding'' below.

Disposition, Separation and Recombination of IPSs

A Non-U.S. Holder should not be subject to U.S. federal income tax on any gain realized on the sale, exchange, or other disposition of IPSs, Subordinated Notes or Common Shares unless: (i) the Non-U.S. Holder is an individual who is present in the U.S. for a period or periods aggregating 183 or more days in the taxable year of the disposition and certain other conditions are met; or (ii) the Non-U.S. Holder is a U.S. tax expatriate.

If a Non-U.S. Holder separates an IPS into its constituent Common Share and Subordinated Note or recombines a Common Share with a Subordinated Note to form an IPS, the Non-U.S. Holder should not recognize gain or loss for U.S. federal income tax purposes upon such separation or recombination. The U.S. federal income tax consequences described in this summary should not be affected by a separation or recombination.

Information Reporting and Backup Withholding

The Issuer will, where required, report to the IRS the amount of any interest paid on the Subordinated Notes and dividends paid on its Common Shares and the amounts, if any, of U.S. federal income tax withheld with respect to such payments. A backup withholding tax may apply to amounts paid by the Issuer with respect to IPSs held by a Non-U.S. Holder if the Non-U.S. Holder fails to satisfy certain documentation requirements (generally as described in paragraph (e) under ''Interest Received on Subordinated Notes'' above). The IRS may make such information available under the provisions of an applicable tax treaty to the tax authorities in the country in which a Non-U.S. Holder is a resident. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability, provided certain required information is provided to the IRS.

Taxation of the Issuer

Generally

For U.S. federal income tax purposes, the Issuer's distributive share of income arising from the Partnerships' business operations will be effectively connected with a U.S. trade or business (''effectively connected income'' or ''ECI''), and the Issuer will generally be subject to a 35 percent U.S. federal income tax on its taxable income which is ECI. In computing its taxable income, however, subject to the discussion under ''Classification of Subordinated Notes as Debt'' and ''Earnings Stripping Rules — Section 163(j)'' below, the Issuer should be able to deduct interest paid on the Subordinated Notes. In addition to the U.S. federal income tax on taxable income which is ECI, the Issuer may be liable for a 5 percent branch profits tax. See ''Branch Profits Tax'' below.

Recent U.S. Corporate Inversion Legislation

U.S. federal tax legislation, enacted in 2004, dealing with ''corporate inversions'' may cause the Issuer to be subject to U.S. tax as a U.S. corporation, rather than as a foreign corporation with U.S. trade or business activities. A ''corporate inversion'' may occur when a non-U.S. corporation acquires ''substantially all'' of the equity interests in, or the assets of, a U.S. corporation or partnership, if, after the acquisition, former equity holders of the U.S. corporation or partnership own a specified level of stock in the non-U.S. corporation. As enacted, it is uncertain whether this legislation applies to the Issuer because the IRS and the U.S. Treasury Department have not yet issued any administrative pronouncements providing guidance on the legislation, which gives wide latitude to these administrative

bodies to define key terms and to "prevent the avoidance of the purposes" of the legislation. With respect to the Offering and the Issuer's initial public offering, there is no guidance on how to determine if "substantially all" of the equity interests in, or the assets of, the Partnerships, have been acquired by the Issuer. There is also uncertainty as to whether the Existing Members will be deemed to own stock in the Issuer after the completion of the Offering and related transactions, by reason of the Subco's Exchangeable Interests, thus potentially causing the requisite level of stock ownership to be met in applying the inversion rules.

If the corporate inversion rules apply to the Issuer, this could result in U.S. withholding tax being imposed on dividends paid on the Common Shares to Non-U.S. Holders, among possible other adverse U.S. tax consequences.

Medical Facilities USA Disregarded as an Entity Separate from the Issuer

For U.S. federal income tax purposes, Medical Facilities USA will be disregarded as an entity separate from the Issuer for so long as the Issuer is its sole member. Thus, the Issuer (rather than Medical Facilities USA) will be treated as a partner of the Partnerships, and amounts distributed by the Partnerships to Medical Facilities USA will be treated as distributed by the Partnerships directly to the Issuer.

Issuer Taxed on Share of Partnership Income

The Partnerships will be treated as partnerships for U.S. federal income tax purposes. As such, the Partnerships will not themselves be subject to U.S. federal income tax. Rather, each Partnership will compute its income, gains, losses, deductions and credits under U.S. tax rules and will allocate such items to its partners, including the Issuer, generally in accordance with their ownership interests. However, assuming that a Section 754 election under the Code is in effect for each Partnership for the taxable year of the Offering, the Issuer's taxable income from each Partnership should be reduced by depreciation and amortization deductions in amounts in excess of amortization and depreciation deduction amounts determined solely on the basis of the Issuer's ownership interest in each Partnership; instead, the amounts of such deductions will generally be determined as if the Issuer had purchased a rateable portion of the assets of such Partnership for an amount equal to the amount paid for its ownership interest in such Partnership.

Each Partnership will be subject to the withholding tax rules of Section 1446 of the Code with respect to non-U.S. owners. Therefore, each Partnership will generally be required to deduct and withhold, on a quarterly basis, 35 percent of the taxable income of such Partnership that is allocable to Medical Facilities USA, and therefore to the Issuer. Any amounts so withheld will be treated for all purposes as distributed to the Issuer. The amounts withheld will be calculated using only income, gains, losses, deductions and credits at the level of each Partnership (including depreciation and amortization deductions allocated to the Issuer). Other deductions, including deductions attributable to other Partnerships and deductions for interest paid on the Subordinated Notes, will not reduce the amount withheld. However, the Section 1446 withholding tax is not an additional tax and will be credited against the U.S. tax liability of the Issuer. Thus, if the amount withheld by all of the Partnerships with respect to the Issuer for a taxable year exceeds the Issuer's actual U.S. federal income tax liability for the year, such excess will be refundable. Provided that the Subordinated Notes are respected as debt for U.S. federal income tax purposes (see "Classification of Subordinated Notes as Debt" below), the Issuer should be able to deduct interest payments on the Subordinated Notes from its taxable income, and accordingly expects a significant portion of such withheld amount to be refundable.

Classification of Subordinated Notes as Debt

U.S. Tax Counsel has advised the Issuer and the Underwriters, as applicable, that the Subordinated Notes issued pursuant to this Offering should be treated as debt for U.S. federal income tax purposes. Such advice is based in part on facts described in this prospectus and on various assumptions, representations and determinations (including those described below). Any alteration of such facts, assumptions, representations or determinations could adversely affect such opinion. However, such advice is not binding on the IRS or the courts, which could disagree. The Issuer intends, and by acquiring Subordinated Notes (directly or as part of an IPS) each holder of Subordinated Notes agrees, to treat the Subordinated Notes as debt of the Issuer for all purposes.

The determination of whether the Subordinated Notes are debt or equity for U.S. federal income tax purposes is based on an analysis of the facts and circumstances. There is no clear statutory definition of debt and its characterization is governed by principles developed in case law, which analyzes numerous factors (with no one factor being dispositive) that are intended to identify the economic substance of the investor's interest in the issuer of the instrument. U.S. Tax Counsel's determination that the Subordinated Notes should be treated as debt for U.S. federal

income tax purposes relies upon certain representations by the Issuer and certain determinations by an independent financial advisor, including determinations substantially to the effect that:

- When taken together and considered as a whole, the term, interest rate, issue price, financial covenants, security and other material economic provisions of the Subordinated Notes are commercially reasonable and are substantially similar to those terms to which an unrelated third party lender, not owning any equity in the Issuer and bargaining at arm's length with the Issuer, would reasonably be expected to agree;
- The aggregate principal amount of the Subordinated Notes in relation to the aggregate capital of the Issuer is commercially reasonable under the circumstances;
- After the completion of this Offering, the ratio of (a) the sum of all debt of the Issuer (including the Subordinated Notes and the Issuer's proportionate share of all debt of the Partnerships) to (b) the fair market value of the Common Shares will be less than one to one;
- The Issuer reasonably expects to be able to pay interest and principal on the Subordinated Notes when due.

In light of the representations and determinations described above and their relevance to several of the factors analyzed in case law, and taking into account the facts and circumstances relating to the issuance of the Subordinated Notes, in the opinion of U.S. Tax Counsel the Subordinated Notes should be treated as debt for U.S. federal income tax purposes. However, there is no authority that directly addresses the tax treatment of securities similar to the Subordinated Notes which are offered in circumstances similar to this Offering (i.e., as part of a unit that includes common shares of the issuer). In light of this absence of direct authority, U.S. Tax Counsel cannot conclude with certainty that the Subordinated Notes will be treated as debt for U.S. federal income tax purposes, and, although the Issuer intends to take the position that the Subordinated Notes are debt for U.S. federal income tax purposes, there can be no assurance that this position will not be challenged by the IRS. If such a challenge were sustained, interest payments on the Subordinated Notes would be recharacterized as non-deductible distributions with respect to the Issuer's equity, and the Issuer's taxable income and U.S. federal income tax liability would be materially increased. As a result, the Issuer's after-tax cash flow would be reduced and the Issuer's ability to make interest payments on Subordinated Notes and distributions with respect to Common Shares would be materially and adversely impacted. In addition, if such challenge were sustained, interest payments on the Subordinated Notes would be treated for U.S. federal income tax in the same manner as distributions with respect to Common Shares. See "Taxation of Non-U.S. Holders — Distributions with Respect to Common Shares" above.

Even if the IRS accepts the characterization of the Subordinated Notes as debt, there can be no assurance that the IRS will not claim that the interest rate on the Subordinated Notes is in excess of an arm's length rate, or that Non-U.S. Holders paid more for the Subordinated Notes than their face amount. If any such challenge were sustained, the Issuer might not be able to deduct all of the interest paid on the Subordinated Notes and the Issuer's taxable income and U.S. federal income tax liability could be materially increased. As a result, the Issuer's after-tax cash flow could be reduced and the Issuer's ability to make interest payments on Subordinated Notes and distributions with respect to Common Shares could be materially and adversely impacted.

Earnings Stripping Rules — Section 163(j)

Section 163(j) of the Code is another potentially limiting factor on the Issuer's ability to deduct interest paid on the Subordinated Notes. In general, Section 163(j) limits a corporation's deductions for interest paid to related foreign persons exempt from U.S. tax in years that: (i) the debt-to-equity ratio of the U.S. corporate taxpayer exceeds 1.5 to 1 (based on the tax basis of assets) and (ii) the corporation's net interest expense (i.e., the excess of interest expense over interest income) exceeds 50 percent of "adjusted taxable income". Adjusted taxable income is generally defined as the corporation's taxable income before net interest expense, depreciation, and amortization. For purposes of Section 163(j), a corporation and a creditor of the corporation will generally be "related" if the creditor owns, directly or by attribution, more than 50 percent of the corporation by vote or value. Under current law, assuming no Non- U.S. Holder owns more than 50 percent, directly or by attribution, of the Common Shares, Section 163(j) should not apply to limit the Issuer's ability to deduct interest paid on the Subordinated Notes.

Various proposals have been introduced in the U.S. Congress to amend Section 163(j). Prospects for the enactment of such legislation are uncertain. The *American Jobs Creation Act of 2004* requires a comprehensive study of the earnings stripping provisions of Section 163(j) to be completed by June 30, 2005.

Branch Profits Tax

Under the "branch profits tax" rules of Section 884 of the Code (as modified by the Canadian Treaty), distributions from the Partnerships to the Issuer, to the extent such distributions are not in excess of the Issuer's earnings and profits attributable to the Partnerships, will be subject to a 5% tax. If deductions for interest paid on the Subordinated Notes are denied or limited (as discussed above) the Issuer's earnings and profits and hence its liability for branch profits tax could increase. As a result, the Issuer's after-tax cash flow could be reduced and the Issuer's ability to make interest payments on Subordinated Notes and distributions with respect to Common Shares could be materially and adversely impacted.

PURCHASERS' STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or damages in some jurisdictions if the prospectus or any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

GLOSSARY OF TERMS

In this prospectus, the following terms will have the meanings set forth below, unless otherwise indicated:

"**2005 Federal Budget**" means the Canadian Federal Budget announced on February 23, 2005.

"**2004 Budget Proposals**" means the proposed amendments to the Tax Act announced by the Minister of Finance (Canada) on March 23, 2004.

"**Acquisition**" means the acquisition by Medical Facilities USA of a 51% membership ownership in OSH.

"**Acquisition Agreement**" means the agreement among the Issuer, Medical Facilities USA the Existing Members, Subco, Holdco and OSH respecting, among other things, the acquisition by Medical Facilities USA of a 51% membership ownership in OSH.

"**Anti-Kickback Statute**" means the law codified at 42 U.S.C. 1320a-7b(b) and the regulations promulgated thereunder.

"**Black Hills**" means Black Hills Surgery Center, LLP, a South Dakota limited liability partnership.

"**Canadian GAAP**" means the accounting principles generally accepted in Canada.

"**Canadian Treaty**" means the Canada-United States Income Tax Convention, as amended.

"**CDS**" means The Canadian Depository for Securities Limited.

"**Closing**" means the closing of the Offering, including the completion of the transactions contemplated by the Acquisition Agreement.

"**Code**" means the *United States Internal Revenue Code of 1986*, as amended.

"**Combined Business**" means the combined business of the Founding Partnerships and OSH following completion of the Acquisition.

"**Common Shares**" or "**Common Share**" means the common shares in the capital of the Issuer.

"**Continuing Interests**" means the remaining 35% partnership interest in OSH that is not exchangeable for IPSs or transferable by Subco.

"**CPI**" means the consumer price index for Canada as published by the Federal Government of Canada.

"**CRA**" means the Canada Revenue Agency.

"**CT**" means computed tomography, sometimes called CAT scan, which is the use of special x-ray equipment to obtain image data from different angles around the body, and then uses computer processing of the information to show a cross-section of body tissues and organs.

"**Dakota Plains**" means Dakota Plains Surgical Center, LLP, a South Dakota limited liability partnership.

"**Disqualified Recipient**" means (i) any person that owns, directly or indirectly (through ownership of IPSs or otherwise) and after application of the constructive ownership rules of Section 871(h)(3) of the Code, 10% or more of the total combined voting power of all classes of equity of the Issuer entitled to vote, (ii) a controlled foreign corporation related to the Issuer within the meaning of Section 881(c)(3)(C) of the Code, or (iii) a bank described in Section 881(c)(3)(A) of the Code with respect to the Subordinated Notes.

"**EBITDA**" means earnings before interest, income taxes, depreciation and amortization and other non-recurring costs. See "Generally Accepted Accounting Principles".

"**Exchangeable Interests**" means the OSH Exchangeable Interests and the Founders' Exchangeable Securities.

"**Existing Members**" means the existing members of OSH prior to Closing.

"**Founders' Exchange Agreement**" means the agreement dated March 29, 2004 among the Issuer, Medical Facilities USA and each Founding Subcorp regarding various exchange rights.

"**Founders' Exchangeable Securities**" means the 14% partnership interest in each Founding Partnership that is exchangeable for IPSs by the respective Founding Partners, through their ownership interest in the related Founding Holdcorp and Founding Subcorp.

"**Founding Holdcorp**" means in respect of a Founding Partnership, the South Dakota limited liability company which holds 100% of the membership interests in its related Founding Subcorp.

"**Founding Hospital**" or "**Founding Hospitals**" means individually and collectively, the surgical facilities owned by each of Black Hills, Dakota Plains and Sioux Falls, which are licensed under South Dakota Law, as specialty hospitals.

"**Founding Partners**" means the former partners of the Founding Partnership who sold a portion of their partnership interests in a Founding Partnership to the Issuer on March 29, 2004.

"**Founding Partnership**" or "**Founding Partnerships**" means individually and collectively, Black Hills Surgery Center, LLP, Dakota Plains Surgery Center, LLP and Sioux Falls Surgical Center, LLP, each a South Dakota limited liability partnership.

"**Founding Partnerships' Credit Facilities**" means the Founding Partnerships' credit facilities in existence on March 29, 2004 in the aggregate amount of US$28 million.

"**Founding Subcorp**" in respect of a Founding Partnership means the South Dakota limited liability company which holds a 49% partnership interest in its related Founding Partnership.

"**Founding Subcorp Guarantees**" means the limited cash flow guarantee by each Founding Partnership of the Founding Subcorp Notes.

"**Founding Subcorp Notes**" means the subordinated notes issued by each Founding Subcorp to their respective Founding Holdcorp.

"**HMOs**" means health maintenance organizations.

"**Holdco**" means the Oklahoma limited liability company which holds 100% of the membership interests in Subco.

"**Holder**" means a holder of IPSs, Subordinated Notes or Common Shares.

"**Indenture**" means the Subordinated Note Indenture between the Issuer and Computershare Trust Company of Canada dated March 29, 2004, as amended or supplemented.

"**Intercreditor Agreement**" means the intercreditor agreement among Holdco and the trustee under the Indenture.

"**IRS**" means the United States Internal Revenue Service.

"**Issuer**" means Medical Facilities Corporation, a corporation continued under the laws of the Province of British Columbia.

"**Issuer's AIF**" means the Annual Information Form of the Issuer dated March 28, 2005.

"**Management**" refers to the management of the Issuer and Medical Facilities USA.

"**Medical Facilities USA**" means Medical Facilities Holdings (USA), LLC, a limited liability company formed under the laws of Delaware.

"**MFC Partnerships**" means each of the Founding Partnerships and OSH.

"**MRI**" means magnetic resonance imaging. With an MRI scan it is possible to take pictures from almost every angle, whereas a CT scan only shows pictures horizontally. There is no ionizing radiation (X-rays) involved in producing an MRI scan.

"**Non-U.S. Holder**" means a Holder that is not: (i) a U.S. citizen, (ii) an individual resident in the U.S. for U.S. federal income tax purposes, (iii) a corporation or other entity taxable as a corporation created or organized under the laws of the U.S. or a political subdivision thereof, (iv) an estate, the income of which is subject to U.S. federal income tax regardless of the source, or (v) a trust, if (A) a court within the U.S. is able to exercise primary supervision over the trust's administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (B) the trust was in existence on August 20, 1996 and has properly elected under applicable Treasury Regulations to continue to be treated as a United States person.

"**Offering**" means the public offering of the IPSs under this prospectus.

"**OSH**" means Oklahoma Spine Hospital, L.L.C., an Oklahoma limited liability company.

"**OSH Credit Facility**" means the $5 million revolving credit facility extended to OSH with a 5 year maturity as described in "Credit Facilities".

''**OSH Exchange Agreement**'' means the agreement among the Issuer, Medical Facilities USA and OSH to be entered into on Closing regarding various exchange rights.

''**OSH Exchangeable Interests**'' means the 14% membership interest in OSH that is exchangeable for IPSs by the respective Existing Members, through their ownership interest in Holdco and Subco.

''**PPOs**'' means preferred provider organizations.

''**Realization Support Covenant**'' has the meaning attributed thereto under ''Description of Subordinated Notes — Security and Guarantees — General''.

''**Retained Interest**'' means the 49% membership interest of Subco in OSH after completion of the Offering and the transactions contemplated in the Acquisition Agreement.

''**SEC**'' means the United States Securities and Exchange Commission.

''**Sioux Falls**'' means Sioux Falls Surgical Center, LLP, a South Dakota limited liability partnership.

''**specialty hospital**'' means a hospital that is licensed as a specialty or specialized hospital.

''**Spine Hospital**'' means the Oklahoma Spine Hospital.

''**Stark Law**'' means the law codified at 42 U.S.C. 1395nn and the regulations promulgated thereunder.

''**Subco**'' means the Oklahoma limited liability company that owns a 49% membership interest in OSH following the acquisition.

''**Subco Guarantee**'' means the limited cash flow guarantee by OSH of the Subco Note as described under ''Description of Subordinated Notes — Subco Note, Subco Guarantee and Intercreditor Agreement''.

''**Subco Note**'' means the subordinated note issued by Subco to Holdco.

''**Subordinated Note Guarantee**'' means the limited cash flow guarantee by OSH and each Founding Partnership of the Subordinated Notes as described under ''Description of Subordinated Notes — Security and Guarantees — Subordinated Note Guarantees''.

''**Subordinated Notes**'' means the 12.5% subordinated notes of the Issuer issued in accordance with the Indenture.

''**surgical facilities**'' means medical facilities where surgical procedures are performed which include, ambulatory surgical centers, specialty hospitals and general hospitals.

''**Tax Act**'' means the *Income Tax Act* (Canada) and the regulations thereunder, in each case in effect on the date hereof.

''**Threshold Amount**'' means for a given year that amount that would represent 5% compounded annual growth over cash flow (calculated in a prescribed manner) for the year ended December 31, 2003 for such Founding Partnership.

''**Treasury Regulations**'' means the U.S. Treasury regulations (including final, temporary and proposed regulations) promulgated under the Code.

''**Trustee**'' means Computershare Trust Company of Canada.

''**Underwriters**'' means BMO Nesbitt Burns Inc., TD Securities Inc., RBC Dominion Securities Inc., Canaccord Capital Corporation and Sprott Securities Inc.

''**Underwriting Agreement**'' means the underwriting agreement among the Issuer and the Underwriters dated June 6, 2005.

''**U.S. GAAP**'' means the accounting principles generally accepted in the United States.

''**U.S. Holder**'' means any Holder that is not a Non-U.S. Holder.

''**U.S. Securities Act**'' means the United States Securities Act of 1933, as amended.

''**U.S. Tax Counsel**'' means Hodgson Russ LLP, counsel to the Issuer, Medical Facilities USA and the Founding Partnerships, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to the Underwriters.

Words importing the singular include the plural and vice versa and words importing any gender include all genders.

AUDITORS' CONSENT

We have read the short form prospectus of Medical Facilities Corporation dated June 14, 2005 relating to the issue and sale of IPSs. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents. We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Company on the consolidated balance sheet as at December 31, 2004 and the consolidated statements of income and deficit and cash flows for the period from March 29, 2004 to December 31, 2004. Our report is dated March 10, 2005.

(signed) KPMG LLP
Chartered Accountants

June 14, 2005
Toronto, Ontario

INDEX TO FINANCIAL STATEMENTS

Pro forma Consolidated Financial Statements of

MEDICAL FACILITIES CORPORATION

for the year ended December 31, 2004 and
for the three months ended March 31, 2005

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

The Board of Directors
Medical Facilities Corporation

We have read the accompanying unaudited pro forma consolidated balance sheet of Medical Facilities Corporation as at March 31, 2005 and unaudited pro forma consolidated statements of operations for the three months ended March 31, 2005 and for the year ended December 31, 2004, and have performed the following procedures:

1. Compared the figures in the columns captioned "Medical Facilities Corporation" to the unaudited financial statements of the Corporation as at March 31, 2005 and for the three months then ended, and the audited financial statements of the Corporation for the period ended December 31, 2004, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Oklahoma Spine Hospital, L.L.C." to the unaudited financial statements of Oklahoma Spine Hospital, L.L.C. as at March 31, 2005 and for the three months then ended, and the audited financial statements of Oklahoma Spine Hospital, L.L.C. for the year ended December 31, 2004, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of the Corporation who have responsibility for financial and accounting matters about:

   (a) The basis for determination of the pro forma adjustments; and

   (b) Whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with the published requirements of the Canadian Securities legislation.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the published requirements of the Canadian Securities legislation.

4. Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Medical Facilities Corporation" and "Oklahoma Spine Hospital, L.L.C." as at March 31, 2005 and for the three months then ended, and for the year ended December 31, 2004, and found the amounts in the column captioned "Pro forma consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) KPMG LLP
Chartered Accountants

Toronto, Canada
June 14, 2005

MEDICAL FACILITIES CORPORATION

CONSOLIDATED PRO FORMA BALANCE SHEET
(IN THOUSANDS OF U.S. DOLLARS)
MARCH 31, 2005
(UNAUDITED)

	MFC Consolidated Mar 31 2005 Actual as Reported	Oklahoma Spine Hospital L.L.C. Mar 31 2005 (Parent Only) Actual as Reported	Pro forma adjustments	Notes	Pro forma consolidated
ASSETS					
Current Assets:					
Cash and cash equivalents	$ 5,150	$ —	$ 6,807	a,b,l	$ 11,957
Accounts receivable	13,974	9,628			23,602
Current portion of note receivable		51			51
Escrow fund deposit		300			300
Medical supplies	1,636	540			2,176
Prepaid expenses & other	546	582		c	1,128
Withholding tax deposited	3,283	—		j	3,283
	24,589	11,101	6,807		42,497
Note receivable	—	211		b	211
Property and equipment	29,652	2,567	255	b	32,474
Restricted cash	3,100	—	1,300	b,l	4,400
Deferred financing costs	8,035	—	1,638	a	9,673
Intangibles	85,458	—	27,373	b	112,831
Goodwill	45,012	—	13,482	b	58,494
	$195,846	$13,879	$ 50,855		$260,580
LIABILITIES					
Current Liabilities					
Outstanding checks in excess of bank balance	$ —	$ 151	$ (151)	b	$ —
Accounts payable	1,379	1,906			3,285
Due to third party payer	—	30	—		30
Accrued liabilities	3,403	790			4,193
Due to related parties	633	86	(86)	b	633
Accrued interest payable	1,008				1,008
Dividends payable	495				495
Current portion of long-term debt	795	206	(206)	b	795
	7,713	3,169	(443)		10,439
Long-term debt less current portion	23,056	98	1,902	b,d	25,056
Subordinated notes payable	108,153	—	25,632	a	133,785
Minority interests	10,805	—	4,485	b	15,290
Partners equity	—	10,612	(10,612)	b	—
Shareholders' equity					
Share capital	61,961	—	29,891	a	91,852
Deficit	(15,842)	—	—		(15,842)
	46,119	—	29,891		76,010
	$195,846	$13,879	$ 50,855		$260,580

MEDICAL FACILITIES CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
YEAR ENDED DECEMBER 31, 2004
(UNAUDITED)

	MFC Consolidated Mar 29 to Dec 31 2004 As Reported	Oklahoma Spine Hospital L.L.C. Year Ended Dec 31 2004 (Parent Only) As Reported	Pro forma adjustments	Notes	Pro forma consolidated
Facility service revenue	$ 71,991	$42,473	$ 21,948	e	$136,412
EXPENSES					
Salaries and benefits	17,304	7,465	5,499	e	30,268
Drugs and supplies	11,695	15,376	3,550	e	30,621
Other operating expenses	1,155	2,737	614	e	4,506
General and administrative	8,770	3,279	2,553	e	14,602
	38,924	28,857	12,216		79,997
Income before the undernoted	33,067	13,616	9,732		56,415
Depreciation and amortization	7,624	740	4,336	e,f	12,700
Other expenses (income)					
Interest expense (net of interest income)	10,305	32	6,552	e,g,h	16,889
Unrealized loss on foreign currency	11,172	—	(1,300)	e,i	9,872
Other income	(34)	—	(4)	e	(38)
	21,443	32	5,248		26,723
Income before income taxes and minority interest	4,000	12,844	148		16,992
Income tax expense	—	—	—		—
Minority interest	14,941	—	10,558	k	25,499
Net income (loss)	$(10,941)	$12,844	$(10,410)		$ (8,507)
Loss per share					$ (0.3083)

MEDICAL FACILITIES CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
THREE MONTHS ENDED MARCH 31, 2005
(UNAUDITED)

	MFC Consolidated Actual as Reported	Oklahoma Spine Hospital L.L.C. (Parent Only) Actual as Reported	Pro forma adjustments	Notes	Pro forma consolidated
Facility service revenue	$25,426	$11,388	$ —		$36,814
EXPENSES					
Salaries and benefits	6,040	1,968	—		8,008
Drugs and supplies	4,598	4,199	—		8,797
Other operating expenses	459	1,245	—		1,704
General and administrative	2,965	778	—		3,743
	14,062	8,190	—		22,252
Income before undernoted	11,364	3,198	—		14,562
Depreciation and amortization	2,458	148	499	f	3,105
Other expenses (income)					
Interest expense (net of interest income)	3,316	—	835	g,h	4,151
Unrealized Gain on foreign currency	(683)	—	(167)	i	(850)
Other	(57)	—			(57)
	2,576	—	668		3,244
Income before income taxes and minority interest	6,330	3,050	(1,167)		8,213
Income tax expense		—	—		—
Minority interest	5,243	—	1,469	k	6,712
Net income	$ 1,087	$ 3,050	$(2,636)		$ 1,501
Earnings per share					$ 0.054

MEDICAL FACILITIES CORPORATION

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Year Ended December 31, 2004 and Three Months Ended March 31, 2005

(Amounts in thousands of US$, unless otherwise stated)
(Unaudited)

1. Basis of Presentation

The accompanying unaudited pro forma consolidated balance sheet as at March 31, 2005 and the pro forma consolidated statements of income for the year ended December 31, 2004 and the three months ended March 31, 2005 of Medical Facilities Corporation (the ''Issuer'') have been prepared by the management of the Issuer and give effect to the issuance of Income Participating Securities units (the ''Offering'') and the acquisition of a 51% indirect interest in Oklahoma Spine Hospital, LLC (''OSH'') (the ''Acquisition'').

The unaudited pro forma consolidated balance sheet has been prepared from information derived from the unaudited condensed balance sheet of the Issuer as at March 31, 2005 and the unaudited condensed consolidated balance sheet of OSH (Parent-Only) as at March 31, 2005 and the adjustments and assumptions outlined below.

The unaudited pro forma consolidated statement of income for the three months ended March 31, 2005 has been derived from the unaudited consolidated statement of income of the Issuer for the three months ended March 31, 2005 and the unaudited condensed statement of income of OSH (Parent-Only) for the three months ended March 31, 2005.

The unaudited pro forma consolidated statement of income for the year ended December 31, 2004 has been derived from the audited consolidated statement of income of the Issuer for the period from March 29, 2004, the date of the Issuer's acquisition of 51% interests in three limited partnerships, each of which owns and operates a surgical hospital (''Founding Partnerships''), to December 31, 2004, the unaudited combined statements of income of the Founding Partnerships acquired by the Issuer on March 29, 2004 for the period from January 1, 2004 to March 28, 2004, and the audited statement of income of OSH (Parent-Only) for the year ended December 31, 2004.

OSH is currently the primary beneficiary of two variable interest entities, Oklahoma Physical Therapy and Spine Care — Rehab, L.L.C. (''OPT'') and Memorial Property Holdings, L.L.C. (''MPH'') which are consolidated in OSH historic consolidated financial statements. In connection with the acquisition by the Issuer of OSH, OPT and MPH will obtain additional capital from their members resulting in sufficient equity in the entities such that OSH will no longer be considered the primary beneficiary. Accordingly, OSH will not be required or permitted to consolidate OPT and MPH on a prospective basis. Historic financial statements of OSH (Parent-Only) have been included in this prospectus as such financial statements represent the business to be acquired rather than the historic consolidated financial statements. OSH consolidated financial statements can be obtained by telephoning the Hospital Chief Executive Officer at (415) 748-3300.

The unaudited pro forma consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (''Canadian GAAP''). The consolidated financial statements of the Issuer have been prepared in accordance with Canadian GAAP. The financial statements of OSH have been prepared in accordance with accounting principles generally accepted in the United States of America (''US GAAP''), and in all significant respects conform to Canadian GAAP.

The unaudited pro forma consolidated balance sheet gives effect to the adjustments in note 4 as if they had occurred on March 31, 2005. The pro forma consolidated statements of income for the year ended December 31, 2004 and the three months ended March 31, 2005 give effect to the adjustments in note 4 as if the Acquisition and Offering occurred on January 1, 2004. The unaudited pro forma consolidated statement of income for the year ended December 31, 2004 has been prepared to reflect:

(a) the operations of the Founding Partnerships acquired on March 29, 2004 as if they had been owned for the full year ended December 31, 2004, and

(b) the operations of OSH for the year ended December 31, 2004.

The unaudited pro forma consolidated financial statements are not necessarily indicative of the results that would have actually occurred had the transactions been consummated at the dates indicated nor are they necessarily indicative of future operating results or the financial position of the Issuer. The unaudited pro forma consolidated financial statements should be read in conjunction with the description of the proposed transactions and the historical financial statements of the Issuer and OSH located elsewhere in this prospectus.

Upon completion of the Offering and the Acquisition, the Issuer will own, indirectly, 51% of OSH.

(Amounts in thousands of US$, unless otherwise stated)

2. The Offering

Pursuant to an Underwriting Agreement, the Issuer will sell 5,420,000 Income Participating Securities ("IPS"), on a bought deal basis, at a price of Cdn$13.25 per IPS for net proceeds to the Issuer, after Underwriters' fees, of Cdn$68,224 (US$54.684 based on Bank of Canada noon rate on June 2, 2005), which will be utilized as follows:

Acquisition of OSH	$44,078
Other costs related to acquisition and offering	2,500
Collateral for new currency hedges	1,300
Future withholding tax payments	1,605
Working capital and corporate development	5,201
	$54,684

3. The Acquisition

The Issuer will use an aggregate amount of Cdn$54,991 (US$44,078) from the Offering to purchase a 51% indirect interest in OSH as follows:

(a) $42,349 to acquire a 50% indirect interest in OSH from the existing members of OSH, and

(b) $1,729 to subscribe for a 1% indirect interest in OSH from treasury.

In connection with the acquisition, the Issuer will use $1,300 from the Offering to collateralize new currency hedging arrangements with respect to the future cash flows from OSH and will retain $1,605 from the Offering to fund future withholding tax payments on distributions it will receive from OSH.

Upon completion of the Acquisition, the existing members of OSH will indirectly hold the remaining 49% interest in OSH.

4. Pro Forma Adjustments

(a) *Offering:*

The issuance of 5,420,000 IPS pursuant to the Offering for net proceeds of Cdn$68,224 after deducting Underwriters' fees of Cdn$3,591.

The U.S. dollar equivalent of the components of the Offering, based on the Bank of Canada noon rate on June 2, 2005 of Cdn$1.2476 per US$, is:

Subordinated notes	$25,632
Common shares	31,930
	57,562
Underwriters' fees	(2,878)
	$54,864

(b) ***Acquisition***

The Acquisition will be accounted for using the purchase method. The net purchase price, including expenses related to the Acquisition, of $45.778 has been preliminarily allocated to the assets and liabilities of OSH at March 31, 2005 as follows:

Current assets less current liabilities	$ 8,375
Property and equipment	2,822
Note receivable	211
Intangible assets	27,373
Revolving bank indebtedness	(2,000)
Minority interest	(4,485)
	32,296
Goodwill	13,482
	$45,778

Property and equipment includes a fair market value adjustment of $500 for the difference between assumed current value and net book value. The actual determination and allocation of the purchase price will be based upon the assets and liabilities at the effective date of the acquisition and

(Amounts in thousands of US$, unless otherwise stated)

other information available at that date. Accordingly, the actual amounts of each asset and liability will vary from the pro forma amounts and the variations may be material.

(c) *Deferred Expenses*

Certain costs in connection with the Acquisition and the Offering that have been advanced by OSH are shown as Deferred Expenses and will be repaid out of the proceeds of the Offering.

(d) *Revolving Bank Loan*

OSH has arranged for a revolving bank loan in the amount of $5,000. In connection with the Acquisition, approximately $5,000 will be drawn under the revolving bank loan to repay other indebtedness, provide collateral deposits for certain hedging arrangements executed by the existing members of OSH with respect to the Cdn$ denominated purchase price, and make certain preclosing distributions to the existing members of OSH. Following closing of the Acquisition and Offering, it is expected that OSH will have cash balances and undrawn capacity under the OSH Credit Facility of at least $3,000, which will be available for working capital and other short-term cash requirements, including timing differences with regard to U.S. withholding taxes.

(e) *Revenues and Expenses*

To reflect the facility service revenues and related expenses of the Founding Partnerships for the period January 1, 2004 to March 28, 2004.

To reflect estimated additional corporate expenses that would have been incurred for the period January 1, 2004 to March 28, 2004 prior to the Issuer's acquisition of the Founding Partnerships on March 29, 2004.

(f) *Depreciation and Amortization*

For the year ended December 31, 2004, to record:

(a) Depreciation expense in the amount of $50, for the fair value adjustment to property and equipment.

(b) Depreciation expense of $762 in respect of the Founding Centers for the period January 1, 2004 to March 28, 2004.

(c) Amortization, over periods varying from 5 to 15 years, of other intangibles in the amount of $3,524.

For the three months ended March 31, 2005 to record:

(d) Depreciation expense in the amount of $4, for the fair value adjustment to property and equipment.

(e) Amortization, over periods varying from 5 to 15 years, of other intangibles in the amount of $495.

(g) *Interest Expense*

For the year ended December 31, 2004, to record:

(a) Elimination of historical interest expense in the amount of $54.

(b) Interest expense of $219 related to the Founding Partnerships for the period January 1, 2004 to March 28, 2004.

(c) Estimated interest income of $10 on the foreign exchange contracts collateral for the period January 1, 2004 to March 28, 2004.

(d) Estimated interest expense of $250 with respect to credit line assumed by OSH prior to acquisition.

(e) Estimated interest income of $208 on the proceeds retained for the general corporate and development purposes.

For the three months ended March 31, 2005, to record:

(a) Elimination of historical interest expense in the amount of $10.

(b) Estimated interest expense of $63 with respect to OSH.

(f) Estimated interest income of $52 on the proceeds retained for the general corporate and development purposes.

(h) *Subordinated Notes*

For the year ended December 31, 2004, to record following items with respect to the 12.5% subordinated notes issued on March 29, 2004:

(a) Interest expense of $2,928 for the period January 1, 2004 to March 28, 2004.

(b) Amortization of debt issue costs of $102 for the period January 1, 2004 to March 28, 2004.

For the year ended December 31, 2004, to record following items with respect to the 12.5% subordinated notes to be issued under the Offering:

(a) Interest expense of $3,241.

(b) Amortization of debt issue costs of $82.

For the three months ended March 31, 2005, to record following items with respect to the 12.5% subordinated notes to be issued under the Offering:

(c) Interest expense of $815.

(d) Amortization of debt issue costs of $20.

(Amounts in thousands of US$, unless otherwise stated)
(Unaudited)

(i) *Unrealized Gains and Losses on Foreign Currency*

To adjust for the gain or loss in the period resulting from the translation of the subordinated notes which are payable in Canadian dollars at the current rates of exchange.

(j) *Income Taxes*

The Founding Partnerships and OSH (the Centers) are each required to withhold U.S. income tax on operating earnings allocable to the Issuer. The Issuer, when filing its U.S. income tax return, will deduct its expenses from the income allocated to it from the Centers to determine its taxable income and taxes payable thereon. To the extent that the Issuer's U.S. taxes payable are less than the taxes withheld by the Centers, the Issuer will receive a refund of such withheld taxes. For fiscal year 2004 and the three months ended March 31, 2005, the Issuer would have received a full refund of all such withheld tax.

(k) *Minority Interest*

Adjustment to reflect minority interest of 49% in earnings of Founding Partnerships for the period from January 1, 2004 to March 28, 2004 and minority interest of 49% in OSH for the periods January 1, 2004 to December 31, 2004 and January 1, 2005 to March 31, 2005.

(l) *Foreign Exchange Contracts*

In connection with the Acquisition and Offering, Medical Facilities USA has entered into additional monthly forward foreign exchange contracts for the 36 months from July 2005 to June 2008, under which Medical Facilities USA will convert an aggregate of US$17,700 into Cdn$21,700.

Medical Facilities USA will use $1,300 from the Offering to collateralize the additional currency hedging arrangements.

OKLAHOMA SPINE HOSPITAL, L.L.C.
(PARENT-ONLY)

Audited Financial Statements as of and
for the years ended December 31, 2004 and 2003

Oklahoma Spine Hospital, L.L.C.
(Parent-Only)

December 31, 2004 and 2003

Contents

Independent Accountants' Report

Members
Oklahoma Spine Hospital, L.L.C.
Oklahoma City, Oklahoma

We have audited the accompanying balance sheets of OKLAHOMA SPINE HOSPITAL, L.L.C. (Parent-only) as of December 31, 2004 and 2003, and the related statements of income, members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Hospital's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OKLAHOMA SPINE HOSPITAL, L.L.C. (Parent-only) as of December 31, 2004 and 2003, and the results of its operations, the changes in its members' equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

March 16, 2005
Tulsa, Oklahoma

Oklahoma Spine Hospital, L.L.C.
(Parent-Only)

Balance Sheets
December 31, 2004 and 2003

	2004	2003 (Restated-*Note 13*)
Assets		
Current Assets		
Cash	$ 242,563	$ —
Patient accounts receivable, net of allowance; 2004-$1,523,000, 2003-$2,000,000	10,671,036	8,233,410
Other receivables	100,739	46,836
Current portion of note receivable	50,504	48,046
Supplies	457,756	1,396,990
Prepaid expenses	437,642	378,928
Total current assets	11,960,240	10,104,210
Note Receivable	223,957	277,142
Property and Equipment, at Cost		
Land improvements	19,056	19,056
Leasehold improvements	1,231,627	1,144,806
Equipment	3,758,617	3,688,386
Furniture and fixtures	506,617	454,721
	5,515,917	5,306,969
Less accumulated depreciation	2,943,477	2,204,477
	2,572,440	3,102,492
Other Assets	—	8,911
	$14,756,637	$13,492,755
Liabilities and Members' Equity		
Current Liabilities		
Outstanding checks in excess of bank balance	$ —	$ 254,421
Current maturities of long-term debt	340,551	683,203
Accounts payable	2,338,707	1,134,269
Accounts payable to related parties	269,255	753,025
Accrued expenses	661,440	748,267
Estimated amount due to third-party payer	30,000	100,000
Total current liabilities	3,639,953	3,673,185
Long-term Debt	139,192	478,863
Members' Equity	10,977,492	9,340,707
	$14,756,637	$13,492,755

See Notes to Financial Statements

Oklahoma Spine Hospital, L.L.C.
(Parent-Only)

Statements of Income
Years Ended December 31, 2004 and 2003

	2004	2003 (Restated-*Note 13*)
Operating Revenues		
Net patient service revenue	$42,438,420	$41,940,261
Other	34,859	66,830
	42,473,279	42,007,091
Operating Expenses		
Salaries and wages	6,106,023	5,492,140
Employee benefits	1,359,368	1,275,148
Purchased services	2,736,646	2,837,826
Supplies and other	15,376,241	13,256,897
Occupancy	1,428,000	1,428,000
Depreciation	740,299	710,281
Provision for uncollectible accounts	1,851,091	1,791,669
	29,597,668	26,791,961
Operating Income	12,875,611	15,215,130
Other Income (Expense)		
Interest income	22,226	32,617
Interest expense	(53,552)	(90,910)
	(31,326)	(58,293)
Net Income	$12,844,285	$15,156,837
Earnings Per Member Unit	$ 122,912	$ 142,989

See Notes to Financial Statements

Oklahoma Spine Hospital, L.L.C.
(Parent-Only)

Statements of Members' Equity
Years Ended December 31, 2004 and 2003

	2004	2003 (Restated-*Note 13*)
Members' Equity, Beginning of Year, as Previously Reported	$ 9,340,707	$12,077,075
Adjustments applicable to prior years (*Note 13*)	—	225,615
Members' Equity, Beginning of Year, as Restated	9,340,707	12,302,690
Net income	12,844,285	15,156,837
Distributions to members	(10,987,500)	(18,253,000)
Sale of member units	—	333,000
Purchase of member units	(220,000)	(198,820)
Members' Equity, End of Year	$ 10,977,492	$ 9,340,707
Distributions Per Member Unit	$ 105,144	$ 172,198

See Notes to Financial Statements

Oklahoma Spine Hospital, L.L.C.
(Parent-Only)

Statements of Cash Flows
Years Ended December 31, 2004 and 2003

	2004	2003 (Restated-*Note 13*)
Operating Activities		
Net income	$12,844,285	$15,156,837
Items not requiring cash		
Depreciation	740,299	710,281
Loss on sale of assets	21,873	—
Changes in		
Patient accounts and other receivables, net	(2,491,529)	1,020,634
Supplies, prepaid expenses and other assets	896,112	103,642
Accounts payable and accrued expenses	577,314	1,000,234
Estimated amount due to third-party payer	(70,000)	(230,000)
Net cash provided by operating activities	12,518,354	17,761,628
Investing Activities		
Principal payments received on notes receivable	50,727	13,899
Proceeds from sale of property and equipment	49,500	—
Purchases of property and equipment	(231,774)	(245,905)
Net cash used in investing activities	(131,547)	(232,006)
Financing Activities		
Principal payments on long-term debt	(682,323)	(647,732)
Distributions to members	(10,987,500)	(18,253,000)
Sale of member units	—	333,000
Purchase of member units	(220,000)	(198,820)
Increase (decrease) in outstanding checks in excess of bank balance	(254,421)	254,421
Net cash used in financing activities	(12,144,244)	(18,512,131)
Increase (Decrease) in Cash	242,563	(982,509)
Cash, Beginning of Year	—	982,509
Cash, End of Year	$ 242,563	$ —
Supplemental Cash Flows Information		
Interest paid	$ 53,552	$ 90,910
Property and equipment purchases in accounts payable	$ 72,653	$ 15,124
Prepaid expenses in accounts payable and accrued expenses	$ 218,658	$ 226,709
Principal payments on notes receivable forgone to offset accounts payable	$ —	$ 33,925

See Notes to Financial Statements

Oklahoma Spine Hospital, L.L.C.
(Parent-Only)

Notes to Financial Statements
December 31, 2004 and 2003

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Oklahoma Spine Hospital, L.L.C. (the Hospital) was organized in 1998 pursuant to the provisions of the Oklahoma Limited Liability Company Act. The Hospital, located in Oklahoma City, Oklahoma, primarily earns revenues by providing inpatient and outpatient health care services.

Basis of Presentation

As required by accounting principles generally accepted in the United States of America, the Hospital has issued and distributed to its members consolidated financial statements that constitute its general-purpose financial statements. The consolidated financial statements include two variable interest entities, Oklahoma Physical Therapy Spine Care-Rehab, LLC (OPT) and Memorial Property Holdings, LLC (MPH), which have common ownership with the Hospital but in which the Hospital has no direct equity interest. The Hospital's consolidated financial statements can be obtained by telephoning the Hospital's chief executive officer at (405) 748-3300.

Also, as permitted by accounting principles generally accepted in the United States of America, the Hospital has issued the accompanying parent-only financial statements. These parent-only financial statements include the accounts of the Hospital and omit the two variable interest entities described above. As discussed in *Note 12*, the Hospital has executed a letter of intent to proceed with a proposed purchase transaction. The proposed transaction involves acquisition by a third party of a 51% ownership interest in the Hospital and does not involve acquisition of any ownership interest in the two variable interest entities.

Limited Liability Company

The Hospital is organized as a limited liability company with one class of members and shall exist until December 31, 2048. In accordance with the operating agreement, members have guaranteed loans made to the Hospital and may be required in the future to guarantee loans made to the Hospital.

Upon the occurrence of any Activating Event or Withdrawal Event (as defined in the operating agreement), the Hospital shall have a continuing right and option to purchase the units and interests of the departing member.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Supplies

The Hospital states supply inventories at the lower of cost, determined using the first-in, first-out method, or market.

Property and Equipment

Property and equipment are depreciated on a straight-line basis over the estimated useful life of each asset. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful lives of the improvements.

Patient Accounts Receivable

The Hospital reports patient accounts receivable for services rendered at net realizable amounts from third-party payers, patients and others. The Hospital provides an allowance for doubtful accounts based upon a review of outstanding receivables, historical collection information and existing economic conditions. As a service to the patient, the Hospital bills third-party payers directly and bills the patient when the patient's liability is determined. Patient accounts receivable are due in full when billed. Accounts are considered delinquent and subsequently written off as bad debts based on individual credit evaluation and specific circumstances of the account.

Net Patient Service Revenue

The Hospital has agreements with third-party payers that provide for payments to the Hospital at amounts different from its established rates. Net patient service revenue is reported at the estimated net realizable amounts from patients, third-party payers and others for services rendered and includes estimated retroactive revenue adjustments. Retroactive adjustments are considered in the recognition of revenue on an estimated basis in the period the related services are rendered and such estimated amounts are revised in future periods as adjustments become known.

Cash Equivalents

The Hospital considers all liquid investments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2004 and 2003.

Fair Value of Financial Instruments

The Hospital's financial instruments include cash, patient and other accounts receivable, a note receivable, estimated amount due to third-party payer, accounts payable and accrued expenses for which their carrying amounts approximate fair value. Fair values of long-term debt at December 31, 2004 and 2003, are based on borrowing rates currently available with similar terms and maturities, as follows:

	2004	2003
Carrying amount	$479,743	$1,162,066
Fair value	$484,630	$1,181,214

Income Taxes

No provision for income taxes or related tax benefits has been made in the accompanying financial statements as the members report their share of the Hospital's taxable income or loss on their respective income tax returns. Individual items of taxable income and deductions are passed through to the individual members of the Hospital, and the ultimate tax liability or benefit depends on each member's respective tax situation.

Earnings per Member Unit

Earnings per member unit have been computed based upon the weighted-average member units outstanding during each year.

Reclassifications

Certain reclassifications have been made to the 2003 financial statements to conform to the 2004 financial statement presentation. These reclassifications had no effect on members' equity or net income.

Canadian Generally Accepted Accounting Principles

The financial statements for the Hospital have been prepared in accordance with accounting principles generally accepted in the United States of America which, in all material respects, conform with Canadian generally accepted accounting principles.

Note 2: Net Patient Service Revenue

The Hospital has agreements with third-party payers that provide for payments to the Hospital at amounts different from its established rates. These payment arrangements include:

- **Medicare** — Inpatient acute care services and substantially all outpatient services rendered to Medicare program beneficiaries are paid at prospectively determined rates per discharge. These rates vary according to a patient classification system that is based on clinical, diagnostic and other factors. The Hospital is reimbursed for certain services at tentative rates with final settlement determined after submission of annual cost reports by the Hospital and audits thereof by the Medicare fiscal intermediary. The Medicare fiscal intermediary has audited the Hospital's cost reports through December 31, 2002.

- **Medicaid** — The Hospital has also been reimbursed for services rendered to patients covered by the state Medicaid program on a prospective basis at set per diem rates and fee schedules with no retroactive adjustment.

Approximately 7% of net patient service revenues are from participation in the Medicare and state-sponsored Medicaid programs for each of the years ended December 31, 2004 and 2003. Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation and change. As a result, it is reasonably possible that recorded estimates may change materially in the near term.

The Hospital has also entered into payment agreements with certain commercial insurance carriers and preferred provider organizations. The basis for payment to the Hospital under these agreements includes prospectively determined rates per discharge, discounts from established charges and prospectively determined daily rates.

The Medicare Modernization Act contains an 18-month moratorium on the development of new physician-owned "specialty hospitals," as such hospitals are defined in the statute, the expansion of services by specialty hospitals and certain ownership changes in specialty hospitals. This moratorium currently is scheduled to expire on June 8, 2005. Management believes that the short-term impact of the Medicare Modernization Act on the Hospital will be immaterial. However, management cannot estimate the long-term impact of this legislation, or future legislation, on the Hospital given the uncertainty involved with the regulatory changes.

Oklahoma Spine Hospital, L.L.C.
(Parent-Only)

Notes to Financial Statements — (Continued)

Note 3: Concentration of Credit Risk

The Hospital grants credit without collateral to its patients, most of whom are area residents and are insured under third-party payer agreements. The mix of net accounts receivables from patients and third-party payers at December 31, 2004 and 2003, was:

	2004	2003
Medicare and Medicaid	4%	8%
Workers' compensation	40	29
Other third-party payers	46	51
Patients	10	12
	100%	100%

At December 31, 2004, the Hospital's cash accounts exceeded federally insured limits by approximately $1,415,000.

Note 4: Long-term Debt

	2004	2003
Note payable, bank(A)	$183,982	$ 720,570
Note payable, bank(B)	295,761	441,496
	479,743	1,162,066
Less current maturities	340,551	683,203
	$139,192	$ 478,863

(A) Due April 25, 2005; payable $46,456 monthly, including interest at *Wall Street Journal* prime adjusted annually every October 25th (4.75% and 4.00% at December 31, 2004 and 2003, respectively); secured by various equipment.

(B) Due October 25, 2006; payable $14,375 monthly, including interest at *Wall Street Journal* prime adjusted annually every October 25th (limited to a minimum of 7%); secured by equipment and inventory.

Aggregate annual maturities of long-term debt at December 31, 2004, are:

2005	$340,551
2006	139,192
	$479,743

Note 5: Note Receivable

	2004	2003
Note receivable(A)	$274,461	$325,188
Less current portion	50,504	48,046
	$223,957	$277,142

(A) Due $5,257 monthly through November 2009, including interest at 5%, collateralized by equipment sold.

Note 6: Operating Leases

Noncancellable operating leases for various equipment and building rental expire in various years through 2014.

Future minimum lease payments at December 31, 2004, were:

	Nonrelated Party	Related Parties
2005	$38,400	$ 1,544,375
2006	32,000	1,575,000
2007	—	1,575,000
2008	—	1,575,000
2009	—	1,575,000
Later years	—	7,786,625
	$70,400	$15,631,000

Rental expense for all operating leases amounted to approximately $1,695,000 for each of the years ended December 31, 2004 and December 31, 2003.

Note 7: 401(k) Plan

The Hospital has a 401(k) profit-sharing plan covering all employees who have completed six months of service with the Hospital and who are at least 21 years of age. The Hospital's contributions to the plan are determined annually by the Board of Managers and will match the employee's contribution up to $4,000. Hospital contributions to the plan were approximately $322,000 and $294,000 for 2004 and 2003, respectively.

Note 8: Related Party Transactions

The Hospital leases the hospital building from Memorial Property Holdings, L.L.C. (MPH). All of the owners of MPH are also owners of the Hospital. During each of the years ended December 31, 2004 and 2003, the Hospital incurred expenses to MPH of $1,428,000 to rent the hospital building. See *Note 6* for commitment of future rental payments.

The Hospital regularly conducts business with Oklahoma Physical Therapy (OPT) for the purchased services of physical therapy. OPT and the Hospital have a common ownership of approximately 81%. During the years ended December 31, 2004 and 2003, the Hospital had an outstanding payable to OPT in the amount of $7,000 and $495,949, respectively. The Hospital also has an outstanding note receivable from OPT in the amount of $274,461 and $325,188 for the years ended December 31, 2004 and 2003, respectively (see *Note 5*).

Integrated Medical Delivery, L.L.C. (IMD) and the Hospital have common ownership of approximately 45%. IMD and the Hospital have a services agreement whereby IMD provides business office and management services to the Hospital. The agreement was renewed effective July 2001 and ends July 2004, with automatic renewal each three-year period thereafter. The following is a summary of the approximate expenses for those services for the years ended December 31, 2004 and 2003:

	2004	2003
Billing fees	$1,522,000	$1,653,000
Transcription fees	97,000	95,000
Scheduling fees	161,000	161,000
Software equipment rental	65,000	70,000
Management fees	118,000	138,000
Coding fees	80,000	81,000
	$2,043,000	$2,198,000

The Hospital has accounts payable of $262,255 and $257,076 due to IMD at December 31, 2004 and 2003, respectively.

The Hospital leases office space under cancelable operating leases to three physicians that own equity membership units in the Hospital. The Hospital received a total of $47,457 in rental income from the three physicians for each of the years ended December 31, 2004 and 2003. The Hospital also charges these physicians for use of Hospital employees as well as various office supplies and services. The Hospital has accounts receivable of $99,081 and $45,178 due from these physicians at December 31, 2004 and 2003, respectively.

The Hospital entered into a ten (10) year operating lease agreement in March 2004 to lease office space from MM Property Holdings, L.L.C. (MM Property). MM Property is owned by two physicians that also own equity membership units in the Hospital. Rental payments will begin in March 2005 when the office space build out construction is substantially completed. See *Note 6* for commitment of future rental payments.

Note 9: Medical Malpractice Coverage and Claims

The Hospital purchases medical malpractice insurance under a claims-made (occurrence-basis prior to July 1, 2003) policy on a fixed premium. Accounting principles generally accepted in the United States of America require a health care provider to accrue the expense of its share of malpractice claims costs, if any, for any reported and unreported incidents of potential improper professional service occurring during the year by estimating the probable ultimate costs of the incidents. Based on the Hospital's claims experience, no such accrual has been made. It is reasonably possible that this estimate could change materially in the near term.

The medical malpractice insurance provider used by the Hospital prior to and during part of fiscal 2003 has recently experienced financial difficulties. This insurance provider has ceased operations and been placed into receivership by the Oklahoma State Insurance Department as a result of the estimated lack of sufficient reserves to pay anticipated future claims. As a result, the Hospital may be exposed to an increased liability on certain claims. The Hospital considers currently available information provided by various sources in determining its estimated liability, if any, for medical malpractice claims. Events could occur that would cause this estimated liability to change materially in the near term.

Note 10: Earnings per Member Unit

Earnings per member unit are computed based on the weighted average number of units outstanding during each year. Earnings per unit are computed as follows:

	2004	2003
Net income	$12,844,285	$15,156,837
Weighted average member units outstanding	104.5	106.0
Earnings per member unit	$ 122,912	$ 142,989

Note 11: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Allowance for Net Patient Service Revenue Adjustments

Estimates of allowances for adjustments included in net patient service revenue are described in *Notes 1* and *2*.

Accrual for Medical Malpractice Claims

Estimates related to the accrual for medical malpractice claims are described in *Note 9*.

Admitting Physicians

The Hospital is served by one admitting physician whose patients comprise approximately 10% of the Hospital's gross patient service revenue.

Litigation

In the normal course of business, the Hospital is, from time to time, subject to allegations that may or do result in litigation. Some of these allegations are in areas not covered by the Hospital's commercial insurance. The Hospital evaluates such allegations by conducting investigations to determine the validity of each potential claim. Based upon the advice of counsel, management records an estimate of the amount of ultimate expected loss, if any, for each of these matters. Events could occur that would cause the estimate of ultimate loss to differ materially in the near term.

Note 12: Subsequent Events

Sale of Majority Interest

On February 25, 2005, the Hospital executed a letter of intent to proceed with a proposed purchase by Medical Facilities Holdings, LLC (MFC USA), a subsidiary of Medical Facilities Corporation (the Company) of a 51% interest in Oklahoma Spine Hospital, L.L.C. After the closing, which shall occur no later than April 18, 2005, MFC USA will own a 51% interest in the Hospital, and the existing owners will indirectly hold the remaining 49%. The 49% interest will be held directly by a holding entity, all of the interests of which will in turn be held by a further holding entity, which itself will be owned by the current owners of the Hospital in proportion to their current ownership interests. The purchase price to be paid to the owners of the Hospital will be funded in whole or in part by a public offering of income producing securities (IPS) by the Company. The IPSs will consist of common equity and subordinated debt elements.

To facilitate the Company's due diligence investigation, the Hospital has agreed to fund and bear the costs of certain expenses incurred by the Company not to exceed $2,200,000. The Hospital has agreed to periodically deposit lump sums of $200,000 into a trust account, withdrawals from which shall be released to the Company from time to time to pay expenses the Company has incurred. The Hospital has also deposited $300,000 into an escrow account to be governed by the terms of a related escrow agreement signed and effective February 25, 2005. The funds will be released to either the Company or the Hospital under certain situations as defined by the letter of intent and the escrow agreement.

Distribution to Members

In January 2005, the Hospital distributed $1,035,000 to its members based on 2004 net income.

Note 13: Restatement of Prior Years' Financial Statements

Fiscal year 2003 and prior years have been restated for an error in revenue cut-off. The restatement increased previously reported 2003 net income by $362,463. An adjustment increasing 2002 net income by $357,073 has been included in the restated 2003 beginning members' equity balance.

Fiscal year 2003 and prior years have also been restated for an error in accrued expenses and property tax expense. This restatement reduced previously reported 2003 net income by $149,284. An adjustment decreasing 2002 net income by $131,458 has been included in the restated 2003 beginning members' equity balance.

OKLAHOMA SPINE HOSPITAL, L.L.C.
(PARENT-ONLY)

Unaudited Financial Statements for the
three month periods ended March 31, 2005 and March 31, 2004

Oklahoma Spine Hospital, L.L.C.
(Parent-Only)

Condensed Balance Sheets
March 31, 2005 and 2004

	(Unaudited) March 31, 2005	(Unaudited) March 31, 2004
Assets		
Current Assets		
Cash	$ —	$ 1,383,519
Patient accounts receivable, net of allowance; 2005-$1,524,000, 2004-$2,000,000	9,561,796	7,246,692
Other receivables	66,347	51,171
Current portion of note receivable	51,139	55,276
Escrow fund deposit	300,000	—
Supplies	540,083	471,307
Prepaid expenses	582,007	289,889
Total current assets	11,101,372	9,497,854
Note Receivable	210,931	262,070
Property and Equipment, at Cost		
Land improvements	19,056	19,056
Leasehold improvements	1,277,342	1,144,806
Equipment	3,813,770	3,698,629
Furniture and fixtures	522,263	456,335
	5,632,431	5,318,826
Less accumulated depreciation	3,065,917	2,388,904
	2,566,514	2,929,922
	$13,878,817	$12,689,846
Liabilities and Members' Equity		
Current Liabilities		
Outstanding checks in excess of bank balance	$ 150,377	$ —
Current maturities of long-term debt	205,885	690,253
Accounts payable	1,906,103	2,381,765
Accounts payable to related parties	85,816	315,531
Accrued expenses	790,071	1,081,756
Estimated amount due to third-party payer	30,000	100,000
Total current liabilities	3,168,252	4,569,305
Long-term Debt	98,274	304,159
Members' Equity	10,612,291	7,816,382
	$13,878,817	$12,689,846

See Notes to Condensed Financial Statements

Oklahoma Spine Hospital, L.L.C.
(Parent-Only)

Condensed Statements of Income
Three Months Ended March 31, 2005 and 2004

	(Unaudited) March 31, 2005	(Unaudited) March 31, 2004
Operating Revenues		
Net patient service revenue	$11,374,112	$9,530,441
Other	13,651	15,469
	11,387,763	9,545,910
Operating Expenses		
Salaries and wages	1,566,903	1,577,019
Employee benefits	400,597	359,725
Purchased services	778,074	672,320
Supplies and other	4,199,220	4,281,023
Occupancy	357,000	357,000
Depreciation	146,857	184,427
Provision for uncollectible accounts	888,348	462,718
	8,336,999	7,894,232
Operating Income	3,050,764	1,651,678
Other Income (Expense)		
Interest income	9,065	4,760
Interest expense	(9,530)	(15,763)
	(465)	(11,003)
Net Income	$ 3,050,299	$1,640,675
Earnings Per Member Unit	$ 29,471	$ 15,551

See Notes to Condensed Financial Statements

Oklahoma Spine Hospital, L.L.C.
(Parent-Only)

Condensed Statements of Members' Equity
Three Months Ended March 31, 2005 and 2004

	(Unaudited) March 31, 2005	(Unaudited) March 31, 2004
Members' Equity, Beginning of Year	$10,977,492	$9,340,707
Net income	3,050,299	1,640,675
Distributions to members	(3,415,500)	(3,165,000)
Members' Equity, End of Year	$10,612,291	$7,816,382
Distributions Per Member Unit	$ 33,000	$ 30,000

See Notes to Condensed Financial Statements

Oklahoma Spine Hospital, L.L.C.
(Parent-Only)

Condensed Statements of Cash Flows
Three Months Ended March 31, 2005 and 2004

	(Unaudited) March 31, 2005	(Unaudited) March 31, 2004
Operating Activities		
Net income	$3,050,299	$1,640,675
Item not requiring cash		
Depreciation	146,857	184,427
Changes in Patient accounts and other receivables, net	1,143,632	982,383
Supplies, prepaid expenses and other assets	(274,889)	1,016,584
Accounts payable and accrued expenses	(676,736)	1,165,664
Net cash provided by operating activities	3,389,163	4,989,733
Investing Activities		
Principal payments received on notes receivable	12,391	7,842
Purchases of property and equipment	(203,410)	(26,981)
Net cash used in investing activities	(191,019)	(19,139)
Financing Activities		
Principal payments on long-term debt	(175,584)	(167,654)
Distributions to members	(3,415,500)	(3,165,000)
Increase (decrease) in outstanding checks in excess of bank balance	150,377	(254,421)
Net cash used in financing activities	(3,440,707)	(3,587,075)
Increase (Decrease) in Cash	(242,563)	1,383,519
Cash, Beginning of Period	242,563	—
Cash, End of Period	$ 0	$1,383,519
Supplemental Cash Flows Information		
Interest paid	$ 9,530	$ 15,763
Property and equipment purchases in accounts payable	$ 10,174	$ —
Prepaid expenses in accounts payable and accrued expenses	$ 40,194	$ —

See Notes to Condensed Financial Statements

Oklahoma Spine Hospital, L.L.C.
(Parent-Only)

Notes to Condensed Financial Statements
Three Months Ended March 31, 2005 and 2004

Note 1: Basis of Presentation

The accompanying unaudited condensed financial statements reflect all adjustments that are, in the opinion of the Hospital's management, necessary to fairly present the financial position, results of operations and cash flows of the Hospital. Those adjustments consist only of normal recurring adjustments.

Certain information and note disclosures normally included in the Hospital's annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Hospital's annual financial statements.

As required by accounting principles generally accepted in the United States of America, the Hospital has issued and distributed to its members consolidated financial statements that constitute its general-purpose financial statements as of and for the years ended December 31, 2004 and 2003. The consolidated financial statements include two variable interest entities, Oklahoma Physical Therapy Spine Care-Rehab, LLC (OPT) and Memorial Property Holdings, LLC (MPH), which have common ownership with the Hospital but in which the Hospital has no direct equity interest. The Hospital's consolidated financial statements can be obtained by telephoning the Hospital's chief executive officer at (405) 748-3300.

Also, as permitted by accounting principles generally accepted in the United States of America, the Hospital has issued parent-only financial statements as of and for the years ended December 31, 2004 and 2003. The parent-only financial statements include the accounts of the Hospital and omit the two variable interest entities described above. The accompanying financial statements are for the parent-only as of and for the three months ended March 31, 2005 and 2004.

Note 2: Results of Operations

The results of operations for the interim period are not necessarily indicative of the results to be expected for the full year.

Note 3: Earnings per Member Unit

Earnings per member unit are computed based on the weighted average number of units outstanding during each year. Earnings per unit are computed as follows:

	(Unaudited) March 31, 2005	(Unaudited) March 31, 2004
Net income	$3,050,299	$1,640,675
Weighted average member units outstanding	103.5	105.5
Earnings per member unit	$ 29,471	$ 15,551

CERTIFICATE OF THE ISSUER

Date: June 14, 2005

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of The *Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Part 6 of *the Securities Act* (New Brunswick), by Section 63 of the *Securities Act* (Nova Scotia), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of *The Securities Act* (Newfoundland and Labrador), by the *Securities Act* (Yukon), by the *Securities Act* (Northwest Territories) and by the *Securities Act* (Nunavut) and the respective regulations under those acts. For the purposes of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

By: (Signed) DR. DONALD SCHELLPFEFFER Chief Executive Officer	By: (Signed) MICHAEL SALTER Chief Financial Officer
By: (Signed) SEYMOUR TEMKIN Director	By: (Signed) ALAN J. DILWORTH Director

CERTIFICATE OF THE UNDERWRITERS

Date: June 14, 2005

To the best of our knowledge, information and belief, this short form prospectus together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Part 6 of the *Securities Act* (New Brunswick), by Section 64 of the *Securities Act* (Nova Scotia), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of *The Securities Act* (Newfoundland and Labrador), by the *Securities Act* (Yukon), by the *Securities Act* (Northwest Territories) and by the *Securities Act* (Nunavut) and the respective regulations under those acts. For the purpose of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

BMO NESBITT BURNS INC.

By: (Signed) JAMIE ROGERS

TD SECURITIES INC.

By: (Signed) PETER GIACOMELLI

RBC DOMINION SECURITIES INC.

By: (Signed) WILLIAM WONG

CANACCORD CAPITAL CORPORATION

By: (Signed) RON RIMER

SPROTT SECURITIES INC.

By: (Signed) ROBERT CHALMERS

mfc MEDICAL FACILITIES CORPORATION

BOWNE
PRINTED IN CANADA
T17102

Ontario Securities Commission
Commission des valeurs mobilières de l'Ontario
P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8
CP 55, 19e étage
20, rue queen ouest
Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

Medical Facilities Corporation

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Northwest Territories, Yukon and Nunavut have been issued for the Short Form Prospectus of the above Issuer dated June 14th, 2005.

DATED at Toronto this 14th day of June, 2005.

John Hughes

John Hughes
Manager, Corporate Finance

SEDAR Project #795345

RECEIVED
2005 OCT 27 P 4:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LOAN AGREEMENT

THIS LOAN AGREEMENT (the "Loan Agreement") is entered into on this 31st day of May, 2005, by and between OKLAHOMA SPINE HOSPITAL, L.L.C., an Oklahoma limited liability company (the "Borrower"), and STILLWATER NATIONAL BANK AND TRUST COMPANY (the "Lender").

WITNESSETH:

IN CONSIDERATION of the mutual covenants contained herein, it is agreed as follows:

1. **LENDING AGREEMENT**. Subject to the terms and conditions hereinafter set forth, Lender agrees to lend to Borrower, and Borrower agrees to borrow from Lender from time to time on a revolving line of credit basis, a sum of up to FIVE MILLION DOLLARS $5,000,000.00) (the "Loan"), as evidenced by the Note (as defined below), which funds advanced under the Note will be used by Borrower solely for the purposes set forth in Section 5.1 of this Loan Agreement.

2. **BORROWER'S NOTE**. The Loan shall be evidenced by a Promissory Note of even date herewith in the principal face amount of FIVE MILLION DOLLARS ($5,000,000.00) in form and substance and payable on the terms approved by Lender (the "Note"). The Note will be initially funded only after the satisfaction of all of the terms and conditions contained herein. The Note will bear interest on the unpaid principal accrued from the initial date of advancement under the Note at a per annum rate equal to the Prime Rate plus 1.0%, adjusted on each day on which a change in the Prime Rate occurs (the "Interest Rate"). The "Prime Rate" will mean the prime rate of interest as published in the "Money Rates" section of the the *Wall Street Journal*, which rate is not necessarily the lowest rate of interest charged by Lender. The Interest Rate will be adjusted on each day on which a change in the Prime Rate occurs. Interest only on the Note will be paid for fifty-nine (59) months commencing on June 30, 2005, and on the last day of each month thereafter until May 31, 2010. The entire unpaid principal balance of the Note and all accrued interest thereon will be due and payable sixty (60) months from the date hereof on May 31, 2010 (the "Maturity Date").

3. **RECOURSE**. The Note will be full recourse to Borrower, and limited recourse to the Guarantors as set forth in their respective Limited Guaranty Agreements.

4. **COLLATERAL SECURITY**. The performance of all covenants and agreements contained in this Loan Agreement and in the other documents executed or delivered as a part of this transaction and the payment of the Note and all renewals, amendments and modifications thereof shall be secured by the following:

   4.1 Security Agreement and Financing Statement. Borrower shall execute and deliver to Lender a Security Agreement (the "Security Agreement") granting Lender a security interest covering all of Borrower's inventory, medical supplies, accounts receivable and health care accounts receivable, whether now owned or hereafter acquired, including but not limited to the property described at Exhibit "A" hereto, and all proceeds, products, rents, profits and income therefrom (the property covered by the

Security Agreement is hereafter collectively referred to as the "Collateral") and UCC Financing Statements as necessary to perfect Lender's security interest the Collateral.

4.2 Limited Guaranty Agreements. Stephen A. Andrade, M.D., an individual, and as Trustee of the Stephen A. Andrade 1997 Trust; Kevin L. Blaylock, an individual; Stephen Cagle, M.D., an individual; Eric C. Eckman, M.D., an individual; Charles F. Engles, M.D., an individual; Eric S. Friedman, M.D., an individual; Falon Fuller, M.D., an individual; Michael R. Hahn, M.D., an individual; William Hale, M.D., an individual; Brent N. Hisey, M.D., an individual; Donald Horton, M.D., an individual; E. Alexander L'Heureux, M.D., an individual; J. Patrick Livingston, M.D., an individual; Edward J. Marron, D.P.M., an individual; Jack E. Marshall, M.D., an individual; Scott A. Mitchell, D.O., an individual; Barry L. Northcutt, M.D., an individual; James M. Odor, M.D., an individual; Stan Pelofsky, M.D., an individual; Robert L. Remondino, M.D., an individual; W. Emery Reynolds, M.D., an individual; Glen W. Schoenhals, M.D., an individual; Robert Tibbs, M.D., an individual; and Gaylan D. Yates, M.D., an individual (collectively, the "Guarantors") shall execute and deliver certain Limited Guaranty Agreements in favor of Lender in form and substance satisfactory to Lender (the "Limited Guaranty Agreements").

4.3 Lockbox Agreement. Lender and Borrower agree that (a) Lender will establish a lockbox account (the "Lockbox") for the receipt of payments on accounts receivable of Borrower; (b) Borrower will cooperate with Lender to assure that all account debtors of Borrower are notified to make payments on account to the Lockbox; and (c) without limiting the requirement that all account debtors make payment only to the Lockbox, any payments received directly by Borrower will be deposited before 11:00 a.m. the following business day into the Lockbox. Borrowers and Lender will enter into a lockbox agreement in the form and substance satisfactory to Lender (the "Lockbox Agreement").

5. **ADVANCES**. Provided that no Default has occurred and is continuing, and all of the conditions to the Lender set forth in this Loan Agreement have been satisfied, advances under the Note will be made by Lender from time to time at the request of Borrower, subject to the following limitations:

5.1 Purpose. The funds will be used by Borrower only as follows: (a) initial disbursements of funds in an amount up to (i) $3,450,000.00 will be used to fund a distribution to the members of Borrower and (ii) the amount owing by Borrower to Lender under Promissory Notes numbers 5094100 and 43531 will be applied to refinance such debt, which has a payoff amount of $232,238.37, as of May 31, 2005, and (iii) the amount of all closing costs, including attorneys' fees, and the commitment fee will be applied to pay such obligations, and (iv) $1,250,000.00 will be used in connection with the MFC Transaction (as defined in paragraph 7.2) to fund a hedge contract designed to minimize the adverse affect of potential foreign currency exchange rates (the "Hedge Advance"); (b) for working capital in connection with the conduct of Borrower's hospital business; (c) for the payment of the debt service on the Note; and (d) for the payment of all fees and expenses owing by Borrower under this Loan Agreement.

5.2 Maximum Advances. The aggregate of advances made during the term of the Note may exceed the face amount thereof, but the unpaid principal balance due on the Note will not exceed the face amount of the Note. If at any time the aggregate outstanding principal balance due on the Note exceeds the face amount of the Note, the Borrower shall immediately, without notice or demand, prepay the Note in an amount equal to the excess.

5.3 Notation of Advances. Lender shall have the right (acting at its sole discretion with or without the consent of Borrower) to make notations of advances by it to Borrower and payments to it by Borrower on the Note or any liability ledger records maintained by or for Lender as to indebtedness of Borrower and such notations will be prime facie evidence of said advances, payments, and the unpaid balance of the Note. Upon demand by Lender at any time or from time to time, Borrower will confirm and admit by signed writing the exact amount of indebtedness for principal and interest then outstanding under this Agreement. Any billing statement or accounting rendered by or for Lender shall be conclusive and fully binding on Borrower, unless specific written notice of exception is given to Lender by Borrower within thirty (30) days thereafter.

6. **REPRESENTATIONS AND WARRANTIES**. Borrower represents and warrants that:

6.1 Power and Authority. Borrower is duly authorized, qualified and licensed under all applicable federal, state and municipal laws, regulations, ordinances and orders of public authorities to carry on Borrower's hospital business in Oklahoma and all other jurisdictions where Borrower conducts business. Borrower has adequate authority, power and legal right to enter into and carry out the provisions of this Loan Agreement and other documents contemplated herein and to consummate the transactions contemplated hereby.

6.2 Litigation. There is no action, suit, proceeding or, to Borrower's actual knowledge, investigation pending, or, to Borrower's actual knowledge, threatened against Borrower, which, if adversely determined, would adversely affect Borrower or impair the ability of Borrower to carry on its business substantially as now conducted or contemplated or result in any substantial liability not adequately covered by insurance.

6.3 No Default. The making and performance by Borrower of this Loan Agreement or the documents to be executed in connection herewith will not violate any provision or constitute a default under any indenture, agreement or instrument to which Borrower is bound or affected.

6.4 Ownership. Borrower now owns or will hereafter acquire good title to all of the Collateral, and none of such Collateral is or will be subject to any mortgage, pledge, security interest, encumbrance, lien or charge of any kind, excluding only encumbrances in favor of Lender.

6.5 Financial Statements. Borrower's financial statements heretofore delivered or to be delivered hereafter to Lender are and will be true and correct, have been prepared in accordance with generally accepted accounting principles consistently applied, and fully and accurately present the financial condition reflected therein without material change since the dates thereof.

6.6 Full Disclosure. To Borrower's actual knowledge, neither this Loan Agreement, nor any statements or documents referred to herein or delivered by Borrower pursuant to this Loan Agreement, contains any untrue statement or omits to state a material fact necessary to make the statement herein or therein not misleading.

6.7 Survival of Representations and Warranties. All covenants, representations and warranties made herein and under all documents executed pursuant hereto shall survive the making of the loans hereunder and the delivery of the Note and other instruments executed in connection therewith until complete repayment of the Note and all renewals and modifications thereof, and all other indebtedness of Borrower to Lender under the terms of this Loan.

7. **CONDITIONS PRECEDENT TO LOAN**. The obligations of Lender to perform the terms of the Loan Documents (as defined below), and to make the initial advance and each subsequent advance under the Note are subject to the satisfaction of the following conditions precedent:

7.1 Loan. If all of the following conditions set forth at Sections 7.1.1 through 7.1.7 hereof have been satisfied, and if no Default has occurred hereunder, Lender will advance funds under the Note from time to time solely for the purposes set forth in Section 5.1(a), (c), and (d) hereof. In addition, if all of the following conditions set forth in 7.1.1 through 7.1.7 and Section 7.2 have been satisfied, and if no Default has occurred hereunder, Lender will advance funds under the Note from time to time solely for the working capital purposes set forth in Section 5.1(b) hereof. Borrower shall perform the following covenants and deliver or cause to be delivered to Lender the following items, all of which will be in form and substance satisfactory to Lender, and, where necessary, duly executed and acknowledged, all of which are conditions precedent to the initial advance and each subsequent advance under the Note.

7.1.1 Closing Documents. This Loan Agreement, the Note, the Limited Guaranty Agreements, the Security Agreement, the Lockbox Agreement, and all other documents as might be required to be executed by Lender, including but not limited to the Financing Statements (all of the foregoing are referred to herein as the "Loan Documents") shall have been duly authorized, executed and delivered to Lender.

7.1.2 Insurance. Borrower will deliver to Lender prior to the initial funding of the Note, certificates of insurance reflecting insurance coverage, premiums prepaid, with insurance companies satisfactory to Lender, in such amounts

and against such risks as shall be required by Lender, including, but not limited to, the following:

7.1.2.1 public liability insurance which designates Lender as an additional insured;

7.1.2.2 property damage insurance covering the Borrower's equipment for 100% of full replacement cost, together with business interruption insurance in an amount not less than twelve (12) months of gross income, which insurance designates Lender as a loss payee;

7.1.2.3 business interruption insurance covering 12 months gross earnings, as defined in the Borrower's policy therefor;

7.1.2.4 malpractice insurance and fidelity bonds satisfactory to the Lender; and

7.1.2.5 workers compensation insurance.

7.1.3 Financial Statements. The current financial statements of Borrower and each of the Guarantors shall have been delivered to Lender, and all of which must be satisfactory to Lender.

7.1.4 Commitment Fee. Borrower shall have paid Lender a commitment fee in the amount of $50,000.00.

7.1.5 No Liens. Lender shall have conducted UCC Searches to determine that none of the Collateral is subject to any mortgage, pledge, security interest, encumbrance, lien or charge of any kind, excluding only encumbrances in favor of Lender.

7.1.6 Lease Approval. Lender shall have reviewed and approved the Lease between Borrower, as tenant, and Memorial Property Holdings, L.L.C., an Oklahoma limited liability company (the "Lease").

7.1.7 Hospital Licenses. Lender shall have received copies of all of Borrower's hospital licenses and permits required by Borrower to conduct its hospital business.

7.2 MFC Transaction. On or before June 30, 2005, the acquisition by Medical Facilities Corporation (USA), LLC, a Delaware limited liability company ("MFC"), of 51% of the membership interests in Borrower has been consummated as contemplated in the letter, dated February 25, 2005 (the "Letter of Intent"), from Medical Facilities Corporation to Kevin Blaylock, Chief Executive Officer of Borrower, and the Purchase Agreement (as defined in and contemplated under, the Letter of Intent) (such acquisition is referred to as the "MFC Transaction").

8. **COVENANTS**. Until payment in full of the Note and all renewals and modifications thereof, and performance of all obligations owing to Lender under this Loan Agreement and the Loan Documents, unless Lender shall otherwise consent in writing (which consent shall not be unreasonably withheld), Borrower covenants and agrees as follows:

8.1 Performance of Obligations. Borrower will promptly and punctually perform all of the obligations hereunder and under the Loan Documents, and under all other instruments executed or delivered pursuant thereto;

8.2 Financial Information. Borrower shall furnish Lender: (a) within forty-five (45) days after the end of each calendar quarter, unaudited financial statements (consisting of at least a balance sheet, income statement and cash flow statement) of Borrower for the immediately preceding month, prepared by Borrower; (b) within one hundred twenty (120) days after the close of each fiscal year of Borrower, the annual audited financial statements of Borrower (consisting of at least a balance sheet, income statement, and statement of changes in cash flow) accompanied by an unqualified opinion of an independent certified public accountant; (c) within thirty (30) days after the filing thereof, copies of Borrower's tax returns for the immediately preceding year; (d) within twenty (20) days after the end of each calendar month, written certification of Borrower's Fixed Charge Coverage Ratio and Minimum Net Accounts Receivable described in Sections 8.8 and 8.9 herein; and (e) within twenty (20) days after the end of each calendar month a current aging of accounts receivable and health care accounts receivable by debtor;

8.3 No Liens. Borrower shall not create, assume or suffer to exist any mortgage, pledge, lien, charge or encumbrance on any of Borrower's Collateral, excluding only encumbrances to Lender contemplated by this Loan Agreement;

8.4 Use of Loan Proceeds. Borrower shall not permit any funds advanced to Borrower under the Loan Documents to be used for any purpose other than the purposes set forth in Section 1 hereof;

8.5 Payment of Taxes. All federal, state and local taxes, assessments and governmental charges or levies imposed on Borrower or on Borrower's assets, income or business, including but not limited to income taxes, sales taxes and payroll taxes will be paid prior to the date on which penalties attach thereto;

8.6 Books and Records. Borrower will keep and maintain accurate books and records of account in regard to Borrower's business, which will be kept in accordance with generally accepted accounting principles consistently applied;

8.7 Lender's Access. Borrower will at all reasonable times and as often as Lender may request, permit any of Lender's officers and employees, and any authorized representative of Lender, to visit Borrower's offices to inspect the Collateral;

8.8 Fixed Charge Coverage Ratio. Commencing on June 30, 2005, and tested quarterly thereafter, an annual Fixed Charge Coverage Ratio of at least 1.00 to 1 will be maintained during the term of the Note and all renewals and modifications thereof. For all periods prior to June 30, 2009, the term "Fixed Charge Coverage Ratio" means the ratio that (a) Borrower's earnings before interest, taxes, depreciation, and amortization of Borrower for the immediately preceding twelve (12) month period bears to (b) the sum of (i) the total of all debt service (other than principal payments) owing by Borrower to Lender under the Note for the next succeeding twelve (12) month period, plus (ii) non-financed capital expenditures made, and distributions paid by Borrower for the immediately preceding twelve (12) month period;

8.9 Minimum Net Accounts Receivable. Commencing on April 30, 2005, and tested as of the last day of each calendar month thereafter, a Minimum Net Accounts Receivable amount of at least $6,500,000.00 will be maintained during the term of the Note and all renewals and modifications thereof. The term "Minimum Net Accounts Receivable" means the amount equal to the sum of each account receivable and each health care account receivable of Borrower for goods sold and delivered and services rendered by Borrower in the ordinary course of the business presently conducted by Borrower and representing amounts then invoiced and due and owing, which meets each and all of the following requirements:

(a) It is a valid, genuine and legally enforceable obligation, subject to no defense, set off or counter-claim, of the account debtor or other obligor named therein in the records of Borrower pertaining thereto, and that Borrower has not received from the account debtor or other obligor any notification repudiating such obligation or asserting that such obligation is subject to any defense, set off or counterclaim; and

(b) It is owned by Borrower free and clear of all interests, liens, attachments, encumbrances and security interests, except the security interest granted to Lender pursuant to this Loan Agreement; and

(c) The account debtor or other obligor is located in the United States; and

(d) Not more than one hundred twenty (120) days have expired since the date of invoice; and

(e) Borrower has not received notice from Lender that the credit of the account debtor is not satisfactory to Lender for any reason; and

(f) The account debtor is not an entity in which Borrower has a controlling interest; and

(g) The entire receivable of one account debtor becomes ineligible if more than ten percent (10%) of the total due is over one hundred twenty (120) days past due, unless the ten percent (10%) over one hundred twenty (120) days is attributable to an isolated dispute over a specific invoice;

8.10 Other Information. Within 10 days after becoming aware of the existence thereof, Borrower shall notify Lender of any development or other information which may adversely affect (a) Borrower's properties, business prospects, profits or condition (financial or otherwise); (b) the Collateral; or (c) the performance by Borrower under this Agreement, any of the Loan Documents, or any other instrument executed pursuant thereto. Without limiting the foregoing, the notice required by this paragraph 8.10 shall include information regarding (i) any dispute between Borrower and any governmental regulatory body or law enforcement authority, including without limitation medicare payment disputes, (ii) any litigation, arbitration or other proceeding, or (iii) any claim by or against Borrower;

8.11 Permits. Borrower currently holds and will maintain all licenses, permits, charters and registrations which are material to the conduct of Borrower's business, including but not limited to Borrower's license to operate a hospital;

8.12 Compliance with Laws. Borrower will duly observe and conform, in all material respects, to all laws, rules and regulations of any governmental authority applicable to Borrower;

8.13 Debt Restriction. Borrower will not incur or allow to be outstanding any indebtedness, other than (a) that evidenced by the Note; (b) ordinary trade payables which are incurred in connection with Borrower's hospital business, or (c) pursuant to the Limited Cash Flow Guarantees, as defined in and contemplated under the Letter of Intent, without the prior written consent of Lender;

8.14 No Redemptions/Transfers. Borrower will not redeem the membership interests in Borrower from any member of Borrower, and Borrower will not permit the transfer of any membership interests in Borrower by any member of Borrower, to any other member or to any third person without the prior written consent of Lender, except as contemplated in the Letter of Intent and the Purchase Agreement;

8.15 Distributions; Guarantee Payments. Borrower shall be entitled to make distributions with respect to its outstanding membership interests and to make required payments under the Limited Cash Flow Guarantees, only so long as (a) no Default has occurred hereunder and (b) any such distribution or payment would not result in a Default hereunder;

8.16 No Merger. Borrower will not merge into or with or consolidate with any corporation, partnership, limited liability company, or other legal entity;

8.17 Loans. Borrower will not make any loans or advances to (a) any of the members of Borrower, (b) any of Borrower's managers, employees or affiliates, or (c) any of the Guarantors;

8.18 No Sale. Borrower will not sell, lease or convey all or any portion of the Collateral, except inventory in the ordinary course of Borrower's business;

8.19 Insurance Coverage. Borrower will continuously maintain the insurance coverages described at Section 7.1.2, and will pay all insurance premiums therefor prior to the due dates thereof;

8.20 New Members. Borrower will not issue any membership interests in Borrower to any new members who are not members of Borrower as of the date hereof, except to MFC or its affiliate as contemplated in the Purchase Agreement, or under the exchange rights contemplated in paragraph 3 of the Letter of Intent, unless such new member's creditworthiness is acceptable to the Lender, and if such new member signs a limited guaranty agreement in favor of the Lender on terms and conditions satisfactory to the Lender;

8.21 Membership List. Borrower will provide Lender with a current, complete, certified list of the names and addresses of all members of Borrower, and their respective ownership percentages in Borrower within thirty (30) days after any change in membership occurs, and within thirty (30) days after the end of each calendar year;

8.22 Bank Accounts. Borrower shall maintain all of Borrower's bank accounts with Lender until all indebtedness owing by Borrower to Lender is paid in full;

8.23 Restriction on New Business. Borrower will not enter into any business unrelated to the ownership and operation of Borrower's business; and

8.24 Subordination. The Limited Cash Flow Guarantees will be unsecured and subordinated to all indebtedness of Borrower to Lender under this Loan Agreement and the Note.

8.25 Payment by October 31, 2005. Notwithstanding any other provision of this Loan Agreement or the Note, on or before October 31, 2005, Borrower shall pay down at least $1,700,000.00 of the principal amount advanced under the Note to Borrower pursuant to Section 5.1(a)(i) of this Loan Agreement.

8.26 Repayment of Hedge Advance. Notwithstanding any other provision of this Loan Agreement or the Note, within two business days of the closing of the MFC Transaction pursuant to the terms of the Purchase Agreement, Borrower shall pay down at least $1,250,000.00 of the principal amount advanced under the Note to Borrower pursuant to Section 5.1(a)(iv) of this Loan Agreement.

9. **DEFAULT**. Each of the following shall constitute a default hereunder and under each of the Loan Documents ("Default"):

9.1 Nonpayment of Note. Failure to pay when due any interest on or principal of the Note, or any renewals or modifications thereof; or

9.2 Other Nonpayment. Failure to make payment when due of any other amount payable to Lender under the terms of this Loan Agreement or any of the Loan Documents; or

9.3 Breach of Covenants. Breach by Borrower in the performance or observance of any covenants made under this Agreement or any of the Loan Documents, or under the terms of any other instrument delivered to Lender in connection with this Loan Agreement which is not cured within thirty (30) days after the date of such breach; or

9.4 Cash-Flow Guarantees. The occurrence of a default or other material breach under the Limited Cash-Flow Guarantee (Subco) or the Limited Cash Flow Guarantee (MFC) contemplated under the Letter of Intent and the Purchase Agreement; or

9.5 Creation of Liens. The creation or enforcement of any lien, mortgage, pledge, security interest, encumbrance, or other lien (including a lien of attachment, judgment or execution) securing a charge or obligation affecting any or all of the Collateral, which is not removed within thirty (30) days after creation or notice of enforcement; or

9.6 Ownership. The assignment, sale, transfer, encumbrance or conveyance of all or any portion of Borrower's Collateral, except inventory in the ordinary cause of business, or if any membership interests in Borrower are issued by Borrower, or conveyed by existing members of Borrower without Lender's prior written consent, except as contemplated in the Purchase Agreement, or under the exchange rights contemplated in paragraph 3 of the Letter of Intent, or pursuant to Section 8.20 of this Loan Agreement; or

9.7 Judgment. Entry by any court of final judgment (and the expiration of all appeals) against Borrower, or an attachment of any property of Borrower, either of which is not discharged to the satisfaction of Lender within sixty (60) days thereof; or

9.8 Casualty Loss; Condemnation. Substantial damage or destruction by casualty of all or a substantial portion of the building and real property covered by the Lease, which adversely affects Borrower's ability to conduct Borrower's hospital business; or

9.9 Bankruptcy. The institution of bankruptcy, reorganization, liquidation or receivership proceedings by or against Borrower, or the making of any assignment for the benefit of creditors by or against Borrower, if Borrower becomes insolvent or any admission by Borrower of its inability to pay its debts as such debts mature; or

9.10 Governmental Requirements. The issuance of any final non-appealable order, decree or judgment pursuant to any judicial or administrative proceeding declaring that Borrower's operation of Borrower's hospital business is in violation of any law, ordinance, rule or regulation of any governmental agency, department, commission, board, bureau or instrumentality that adversely effects Borrower's ability to conduct Borrower's hospital business; or

9.11 Representations. Any representation, warranty, statement, certificate, schedule or report made or furnished to Lender by Borrower proves to be false or erroneous in any material respect at the time of the making thereof, and Borrower fails to take or

cause to be taken corrective measures with respect to such representations or warranties satisfactory to Lender within thirty (30) days after written notice by Lender, and such corrective measures are not completed to Lender's satisfaction within thirty (30) days after such written notice is given; or

9.12 Certain Transfers. The direct or indirect sale, transfer or conveyance of a Guarantor's membership interest in Borrower or Holdings (as defined in Section 11 hereof), except (a) as set forth in Section 11 hereof or (b) solely for estate planning purposes, after prior written notice to, and written approval of Lender, which approval may be withheld in Lender's sole discretion.

10. **REMEDIES**. On the occurrence of a Default, as defined in Section 9 of this Agreement, Lender may, at Lender's option, take any of the following actions:

10.1 Acceleration of Note. Lender may declare the Note and all renewals and modifications thereof to be immediately due and payable whereupon the Note and any renewals and modifications thereof shall become forthwith due and payable without presentment, demand, protest or notice of any kind, and Lender shall be entitled to proceed simultaneously or selectively and successively to enforce its rights under the Note, this Loan Agreement, and any or all of the Loan Documents and any other loan documents, and any of the instruments executed pursuant to the terms thereof, or in connection therewith, and all renewals and modifications thereof, and to exercise all other remedies available to Lender at law or in equity. Nothing contained herein shall limit Lender's rights and remedies available under applicable law.

10.2 Selective Enforcement. In the event Lender shall elect to selectively and successively enforce its rights under any of the Loan Documents, such action shall not be deemed a waiver or discharge of any other lien, encumbrance or security instrument securing payment of the Note until such time as Lender shall have been paid in full all amounts owing under the Note. The foreclosure of any lien provided pursuant to the terms of the Loan Documents without the simultaneous foreclosure of all such liens shall not merge the liens granted which are not foreclosed with any interest that Lender might obtain as a result of such selective and successive foreclosure.

11. **BENEFICIAL OWNERSHIP**. Following the date of this Loan Agreement and as required under the terms of the Letter of Intent and the Purchase Agreement, the Guarantors intend to (a) convey 51% of their membership interests in Borrower to Medical Facilities Holdings,(USA), LLC, a Delaware limited liability company ("MFH"). Thereafter, the Guarantor intends to convey all of their remaining membership interests in Borrower to OSH Holdings, LLC, an Oklahoma limited liability company ("Holdings"), in exchange for all of Holdings' membership interests. Thereafter, Holdings intends to transfer all of its membership interests in Borrower to OSH Subco, LLC, an Oklahoma limited liability company ("Subco"), in exchange for all of Subco's membership interests and Subco Notes (as defined in the Letter of Intent). Following the foregoing transfers, MFH and Subco will own 51% and 49%, respectively, of the issued and outstanding membership interests in

Borrower. Thereafter, no Guarantor will, directly or indirectly, sell, transfer or convey the Guarantor's membership interests in Holdings, without Lender's prior written consent to such transfer and unless the transferee executes and delivers to Lender a limited guarantee agreement in form and substance satisfactory to Lender.

12. **MISCELLANEOUS**. It is further agreed as follows:

12.1 Recording Fees. Borrower will pay all recording and filing fees and notary fees;

12.2 Expenses. On initial funding, Borrower agrees to pay all fees, expenses and charges incurred in connection with or arising out of the Loan contemplated by this Loan Agreement and the Loan Documents, including, without limiting the generality thereof, the following:

12.2.1 all costs for services rendered by third parties in connection with this Loan Agreement; and

12.2.2 other fees and expenses involved in the closing of this Loan.

12.3 Attorneys' Fees. Borrower will pay all reasonable attorneys' fees and expenses incurred by Lender which are incidental to (a) the negotiation and preparation of the Loan Documents; (b) the enforcement or defense of any or all of the Loan Documents and any instrument executed pursuant thereto or in connection therewith to evidence or secure Borrower's indebtedness to Lender, and all renewals and modifications thereof; (c) the protection of Lender's collateral; (d) the negotiation and preparation of all renewals and modifications to the Loan Documents; (e) the partial or full release of any of Lender's liens on the Collateral; and (f) any legal advice sought by Lender in connection with the Loan Documents.

12.4 Notices. Any notices or other communications required or permitted hereunder shall be sufficiently given if delivered personally or sent by facsimile transmission or by registered or certified mail, postage prepaid, return receipt requested and addressed as listed below or to such other address as the party concerned may substitute by written notice to the other. All notices shall be deemed received on the date of personal delivery, the date of confirmation of receipt of a facsimile transmission, or within three days (excluding Saturdays, Sundays and holidays recognized in the United States) after being mailed:

To Borrower:	Oklahoma Spine Hospital, L.L.C. 4140 West Memorial Road, Suite 300 Oklahoma City, Oklahoma 73120 Attention: Kevin Blaylock
With a copy to:	Michael E. Joseph, Esquire McAfee & Taft Two Leadership Square, Tenth Floor 211 N. Robinson

Oklahoma City, Oklahoma 73102-7103
Telephone: (405) 235-9621
Facsimile: (405) 235-0439

To Lender:	Stillwater National Bank and Trust Company 6301 Waterford Boulevard, Suite 102 Oklahoma City, Oklahoma 73118 Attention: Carl Mikesh Telephone: (405) 427-4292 Facsimile: (405) 427-4027 E-mail: carlmikesh@banksnb.com
With a copy to:	Jared D. Giddens, Esq. and Mark H. Bennett, Esq. Conner & Winters, LLP One Leadership Square 211 N. Robinson, Suite 1700 Oklahoma City, Oklahoma 73102 Telephone: (405) 272-5711 Facsimile: (405) 232-2695 E-Mail: jgiddens@cwlaw.com mbennett@cwlaw.com

12.5 Amendment and Waiver. This Loan Agreement and the Loan Documents may not be amended or modified in any way, except by an instrument in writing executed by all of the parties thereto; provided, however, Lender may, in writing: (a) extend the time for performance of any of the obligations of Borrower; (b) waive any default by Borrower; and (c) waive the satisfaction of any condition that is precedent to the performance of Lender's obligations under this Loan Agreement. In the event of a waiver of an event of default by Lender, such specific event of default shall be deemed to have been cured and not continuing, but no such waiver shall extend to the reoccurrence of the same default or any subsequent or other default or impair any consequence of such subsequent or other default.

12.6 Non-Waiver; Cumulative Remedies. No failure on the part of Lender to exercise and no delay in exercising any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by Lender of any right hereunder preclude any other or further right of exercise thereof. The remedies herein provided are cumulative and not alternative.

12.7 Applicable Law. This Loan Agreement, all of the Loan Documents and all other documents executed pursuant thereto and in connection therewith to evidence or secure the loans contemplated hereby shall be deemed to be a contract made under the laws of the State of Oklahoma. Nothing in this Loan Agreement shall be construed to constitute Lender as a joint venturer with Borrower or to constitute a partnership among any of such parties.

12.8 Descriptive Headings. The descriptive headings of the paragraphs of this Loan Agreement are for convenience only and shall not be used in the construction of the terms hereof.

12.9 Integrated Agreement. This Loan Agreement, all of the Loan Documents and the other loan documents executed pursuant hereto or in connection herewith constitute the entire agreement between the parties hereto, and there are no agreements, understandings, warranties or representations between the parties other than those set forth in such documents, and this Loan Agreement, and the Loan Documents supercede and replace all prior agreements, letters, and understandings between Lender Borrower.

12.10 Time of Essence. Time is of the essence of this Loan Agreement.

12.11 Binding Effect. This Loan Agreement shall be binding on and inure to the benefit of the parties hereto and their respective successors, personal representatives, legal representatives and assigns.

12.12 Third Party Beneficiary. Nothing in this Loan Agreement, express or implied, is intended to confer on any person, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Loan Agreement.

12.13 Participation. Lender is authorized to sell participation interests in the Loan evidenced by this Agreement to other financial institutions; and Borrower agrees that subject to the terms of the agreements of participation, each holder of a participation interest will be entitled to rely on the terms of the loan documents executed in connection herewith as if such holder had been named as an original party to the loan documents and will maintain the confidentiality of all information related to Borrower. In connection with the sale and proposed sales of such participation interests, Lender is authorized to disclose all financial and other information about Borrower and the Guarantors and provide copies of the Loan Documents to all potential and actual participants, and any such actions taken prior to the date hereof are hereby ratified and approved. Notwithstanding the foregoing, Lender agrees to remain as the lead lender with respect to Borrower, and no additional obligations will be imposed on Borrower under any participation agreement other than those set forth in the Loan Documents.

12.14 Accuracy of Information. This Loan Agreement has been entered into by Lender based upon the information, data and representations furnished by Borrower to Lender, and Lender's obligation to close and fund the Loan is subject to the continued accuracy of all matters submitted to Lender herewith. By acceptance hereof, Borrower represents and warrants to Lender that, to the actual knowledge of Borrower, all such information, data and representations heretofore and hereafter furnished to Lender are complete and accurate in all material respects and there is contained therein no untrue statement of a material fact or omission to state a

material fact necessary in order to make the statements made in light of the circumstances under which they were made not misleading, and this warranty shall be true at the time the Loan is closed and shall survive closing. There shall be no material change at the time the Loan is closed of the income and expenses of the property, the financial condition of Borrower and all other features of the transaction shall be as represented by Borrower to Lender.

12.15 Maximum Legal Rate of Interest. Notwithstanding any other provisions of this Loan Agreement or any of the Loan Documents to the contrary, the total interest charges incurred by Borrower pursuant to the Note shall not exceed the maximum legal rate of interest under Oklahoma law. If the holder of the Note shall ever be entitled to receive, collect or apply, as interest on the loans, any amount in excess of the maximum legal rate of interest permitted to be charged by applicable law, and, in the event any holder of the Note ever receives, collects or applies, as interest, any such excess, such amount which would be excessive interest shall be applied to the reduction of the unpaid principal balance of the Note, and if the principal balance is paid in full, any remaining excess shall be forthwith paid to Borrower. In determining whether or not the interest paid or payable under any specific contingency exceeds the highest lawful rate, Borrower and Lender shall, to the maximum extent permitted, under applicable law: (a) characterize any non-principal payment as an expense, fee or premium rather than as interest; (b) exclude voluntary prepayments and the effects thereof; (c) "spread" the total amount of interest on all of the Note throughout the entire term of the Note so that the interest rate is uniform throughout the entire term of the Note.

12.16 No Responsibility of Lender. Notwithstanding any term or provision of the Loan Documents, Lender shall not have any obligation or responsibility for the management, conduct or operation of the business and affairs of Borrower. No provision hereof or of any of the other Loan Documents shall be construed or interpreted to create any relationship between Borrower and Lender other than that of debtor and creditor.

12.17 Jurisdiction. Borrower hereby submits to the jurisdiction of any state or federal court located in Oklahoma County, Oklahoma, as Lender may elect, in connection with any action or proceeding commenced for the collection, enforcement, or defense of this Loan Agreement, the Note, or any of the other Loan Documents, and hereby waives all objections to venue or any objections based on the theory of non-convenient forum in connection therewith.

[Balance of this Page Left Intentionally Blank]

12.18 Counterparts. This Agreement may be executed in two or more counterparts, each of which will be an original instrument, but all of which taken together will constitute one agreement.

IN WITNESS WHEREOF, the parties have caused this instrument to be duly executed as of the day and year first above written.

OKLAHOMA SPINE HOSPITAL, L.L.C., an Oklahoma limited liability company

By: ______________________________
Kevin Blaylock, Manager

("Borrower")

STILLWATER NATIONAL BANK AND TRUST COMPANY

By: ______________________________
Name: ______________________________
Title: ______________________________

("Lender")

12.18 Counterparts. This Agreement may be executed in two or more counterparts, each of which will be an original instrument, but all of which taken together will constitute one agreement.

IN WITNESS WHEREOF, the parties have caused this instrument to be duly executed as of the day and year first above written.

OKLAHOMA SPINE HOSPITAL, L.L.C., an Oklahoma limited liability company

By: ______________________________
Kevin Blaylock, Manager

("Borrower")

STILLWATER NATIONAL BANK AND TRUST COMPANY

By: ______________________________
Name: Joey P. Root
Title: Senior Vice President

("Lender")

RECEIVED
2005 OCT 27 P 4:
OFFICE OF INTERNATI
CORPORATE FINAN

Medical Facilities Corporation

Annual Meeting of Shareholders

Held on May 11, 2005

REPORT OF VOTING RESULTS

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations
Section 11.3

Brief Description of Matters Voted Upon	Outcome of the Vote	Conducted by Ballot (Indicate if votes were cast in person or by proxy)		
		Number or Percentage of Votes Cast		
		For	Against	Withheld
Election of Directors	Passed by show of hands	n/a	n/a	n/a
Appointment of Auditors and authorization of trustees to fix remuneration	Passed by show of hands	n/a	n/a	n/a
Resolution Authorizing Continuance of Corporation into province of British Columbia	Passed by show of hands	n/a	n/a	n/a

MEDICAL FACILITIES CORPORATION

Per: *"Michael Salter"*
Chief Financial Officer

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Medical Facilities Corporation announces June distribution

TORONTO, June 21 /CNW/ - Medical Facilities Corporation (TSX:DR.UN) (the "Company") announced today that a cash payment of Cdn$0.0917 per Income Participating Security will be payable on July 15, 2005 to holders of record of Income Participating Securities at the close of business on June 30, 2005.

Each of the Company's Income Participating Securities is comprised of one common share and Cdn$5.90 aggregate principal amount of 12.5% subordinated notes. The total payment of Cdn$0.0917 reflects a cash dividend of Cdn$0.0302 per common share and an interest payment of Cdn$0.0615 per Cdn$5.90 aggregate principal amount of 12.5% subordinated notes each for the month of June. The ex-dividend date for this distribution will be June 28, 2005.

Medical Facilities Corporation owns a 51% interest in each of three surgical hospitals located in the State of South Dakota.

The securities offered have not been, nor will be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such jurisdiction.

%SEDAR: 00020386E

/For further information: Michael Salter, Chief Financial Officer, telephone: (local) (416) 848-7380, (outside of Toronto) 1-877-402-7162/
(DR.UN.)

CO: Medical Facilities Corporation

CNW 14:04e 21-JUN-05

FIRST SUPPLEMENTAL NOTE INDENTURE

FIRST SUPPLEMENTAL NOTE INDENTURE dated as of June 21, 2005 to the 12.5% Subordinated Note Indenture (the **"Note Indenture"**) dated as of March 29, 2004, among **MEDICAL FACILITIES CORPORATION**, a corporation continued under the laws of the Province of British Columbia (the "**Company**"), **MEDICAL FACILITIES HOLDINGS (USA), LLC ("Medical Facilities USA")**, and **COMPUTERSHARE TRUST COMPANY OF CANADA**, as trustee (the "**Trustee**") and not in its personal capacity.

Capitalized terms used herein and not otherwise defined shall have the meaning set out in the Note Indenture.

WHEREAS the Company has entered into an agreement dated June 6, 2005 with Medical Facilities USA and BMO Nesbitt Burns Inc., TD Securities Inc., RBC Dominion Securities Inc., Canaccord Capital Corporation and Sprott Securities Inc. in respect of the purchase and sale of 5,420,000 Income Participating Securities (the **"Offering"**), representing 5,420,000 common shares in the capital of the Company and $31,978,000 aggregate principal amount of the Company's 12.5% subordinated notes due 2014 (the **"New Notes"**);

AND WHEREAS section 9.01(g) of the Note Indenture provides that the Company and the Trustee may amend the Note Indenture, without prior notice or consent of any Securityholder, to provide for the issuance of Additional Securities, provided such Additional Securities have terms identical to the Original Securities (except for any variation in issue price, issuance date and interest payable as a result of such dates), and which shall be treated, together with any outstanding Original Securities, as a single issue of securities, including the entering into of one or more indentures supplemental to the Note Indenture for this purpose;

AND WHEREAS the New Notes to be issued in connection with the Offering shall constitute Additional Securities as such term is defined under the Note Indenture;

AND WHEREAS all necessary corporate proceedings of the Company have been duly passed and other proceedings taken and conditions complied with to make the creation and issue of the New Notes and this First Supplemental Note Indenture and the execution thereof, legal and valid and in accordance with the laws relating to the Company and with all other laws and regulations in respect thereof;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each party agrees that this First Supplemental Note Indenture is entered into pursuant to Section 9.01(g) of the Note Indenture to allow for the issuance of the New Notes.

IN WITNESS WHEREOF, the parties have caused this Supplemental Note Indenture to be duly executed as of the date first written above.

MEDICAL FACILITIES CORPORATION

By: *(signed) "Seymour Temkin"*

Seymour Temkin
Chairman

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

Per: *(signed) "Morag Abraham"*

Name: Morag Abraham
Title: Professional, Corporate Trust

Per: *(signed) "Lulu Tao"*

Name: Lulu Tao
Title: Professional, Corporate Trust

MEDICAL FACILITIES HOLDINGS (USA), LLC

Per: *(signed) "Seymour Temkin"*

Seymour Temkin
Chairman

MEDICAL FACILITIES CORPORATION

OSH SUBCO, LLC

SUBCO NOTE

June 21, 2005

OSH SUBCO, LLC

12.5% Subordinated Note due 2015
(the "**Note**")

US$22,284,017

FOR VALUE RECEIVED, the undersigned, OSH SUBCO, LLC, an Oklahoma limited liability company (the "**Company**"), promises to pay to the order of:

OSH Holdings, LLC
4120 W. Memorial Road, Suite 300
Oklahoma City, Oklahoma
73120 United States of America

(the "**Holder**")

the principal aggregate sum of TWENTY-TWO MILLION TWO HUNDRED AND EIGHTY-FOUR THOUSAND, AND SEVENTEEN DOLLARS (US$22,284,017) on March 29, 2014, subject to extension as provided herein.

Capitalized terms used herein but not otherwise defined shall have the meaning set out in **Schedule "A"** hereto.

1. Interest

The Company promises to pay interest on the principal amount of this Note at the rate of 12.5% per annum. The Company shall pay interest to the Holder from June 21, 2005 (the "**Issue Date**") or from the most recent date to which interest has been paid or provided for, payable monthly in arrears, less any tax required to be withheld, if applicable, on the 15th day of each month commencing July 15, 2005, provided that if any such day is not a Business Day, such day shall be the next Business Day.

2. Extension of Maturity

The Note will initially mature on March 29, 2014, and the maturity may be extended by the Company for two additional successive five-year terms, to March 29, 2019 and March 29, 2024, respectively, if and only if the following conditions are satisfied:

(a) no Event of Default has occurred and is continuing with respect to the Note; and

(b) no Event of Default has occurred and is continuing with respect to any other material (as determined on a consolidated basis) Indebtedness of the Company or its Subsidiaries.

If the Company determines to extend the maturity of the Note, the Company shall mail a notice of such extension, which notice shall include the new Stated Maturity, by first-class mail to the Holder, at least 30 and not more than 60 days prior to the previous Stated Maturity.

In no event shall the final Stated Maturity of the Note be later than March 29, 2024.

3. Method of Payment

The Holder must surrender the Note to the Company to collect the principal payment. The Company shall pay principal, premium, if any, and interest in money of the United States of America that at the time of payment is legal tender for payment of public and private debts. The Company will make all payments in respect of the Note (including principal, premium, if any, and interest), and the Note may be exchanged or transferred, at the Company's office in Oklahoma except that, at the option of the Company, payment of interest may be made by cheque mailed to the Holder at its address set out above; provided, however, that payments on the Note may also be made by wire transfer to a U.S. dollar account maintained by the Holder with a bank in the United States if the Holder elects payment by wire transfer by giving written notice to the Company to such effect designating such account no later than 30 days immediately preceding the relevant due date for payment (or such other date as the Company may accept in its discretion).

4. Optional Redemption

On or after March 29, 2009, the Company may redeem the Note, at its option, at any time in whole and from time to time in part, upon not less than 30 nor more than 60 days notice to the Holder, for cash, at a redemption price ("**Redemption Price**") equal to any accrued and unpaid interest on the portion of the Note being redeemed plus:

(a) 105% of the principal amount of the portion of the Note being redeemed where the redemption occurs on or after March 29, 2009 but before March 29, 2010;

(b) 104% of the principal amount of the portion of the Note being redeemed where the redemption occurs on or after March 29, 2010 but before March 29, 2011;

(c) 103% of the principal amount of the portion of the Note being redeemed where the redemption occurs on or after March 29, 2011 but before March 29, 2012;

(d) 102% of the principal amount of the portion of the Note being redeemed where the redemption occurs on or after March 29, 2012 but before March 29, 2013;

(e) 101% of the principal amount of the portion of the Note being redeemed where the redemption occurs on or after March 20, 2013 but before March 20, 2014; and

(f) 100% of the principal amount of the portion of the Note being redeemed on the Stated Maturity.

If the Company extends the Stated Maturity of the Note in accordance with Section 2, the Redemption Price for redemptions during each such extended term will be calculated based on the same declining premium to principal amount basis as noted above but the anniversary dates listed in (a) through (f) shall be each increased by five years, respectively.

In addition to the foregoing, the Company may, at any time with the written consent of the Holder, redeem the Note at any time in whole or from time to time in part, for cash at a Redemption Price equal to the 100% principal amount thereof, plus any accrued and unpaid interest thereon.

5. Redemption in Connection with Exchange Agreement

Notwithstanding Section 4, upon the exchange of Exchangeable Interests by the Company pursuant to the terms of the Exchange Agreement, to the extent such redemptions have not previously occurred pursuant to Section 4, the Company must redeem that proportion of the principal amount of the Note equal to the proportion of the Oklahoma Spine Hospital, LLC interests (for greater certainty, all interests, not solely Exchangeable Interests) exchanged by the Company. Upon any redemption pursuant to this Section 5, the Redemption Price will equal the principal amount of the portion of the Note being redeemed, plus any accrued and unpaid interest thereon. The Redemption Price paid pursuant to this Section 5 may be paid either in cash, membership interests, IPSs acquired on the exchange (subject to Section 4.1 of the Exchange Agreement), or a combination thereof, (subject to applicable regulatory requirements) at the sole discretion of the Company.

6. Notice of Redemption

Notice of redemption will be mailed by first-class mail at least 30 days but not more than 60 days before the Redemption Date to the Holder at its address set out above. The Note may be redeemed in whole or in part. Once notice of redemption is mailed, the Note (or the partial amount thereof called for redemption) becomes due and payable on the Redemption Date and at the Redemption Price stated in the notice. Upon surrender to the Company, the Note (or such partial amount thereof) shall be paid at the Redemption Price stated in the notice, plus accrued interest, if any, to the Redemption Date. Unless the Company fails to pay the amount due on surrender of the Note, on and after the Redemption Date interest ceases to accrue on the Note (or such portion thereof called for redemption). Upon surrender and cancellation of a Note that is redeemed in part, the Company shall execute for the Holder (at the Company's expense) a new Note equal in principal amount to the unredeemed portion of the Note surrendered.

7. Sinking Fund

The Note is not subject to any Sinking Fund.

8. Subordination

The Note is subordinated to Senior Indebtedness of the Company. To the extent provided herein, Senior Indebtedness of the Company must be paid before the Note may be paid. The Company agrees, and the Holder by accepting the Note agrees, to the subordination provisions contained herein.

8.1 Agreement To Subordinate

The Company agrees, and the Holder by accepting a Note agrees, that the Indebtedness evidenced by the Note is subordinated in right of payment, to the extent and in the manner provided in this Section 8, to the prior payment in full of all existing and future Senior Indebtedness of the Company and that the subordination is for the benefit of and enforceable by the holders of such Senior Indebtedness. The Note shall in all respects rank:

(a) *pari passu* in right of payment with all existing and future *Pari Passu* Indebtedness of the Company; and

(b) senior in right of payment to all existing and future Subordinated Indebtedness of the Company; and

(c) junior to Indebtedness that is Senior Indebtedness of the Company;

in accordance with the provisions set forth herein.

8.2 Liquidation, Dissolution, Bankruptcy

Upon any payment or distribution of the assets of the Company to creditors upon a total or partial liquidation or dissolution of the Company or reorganization of or similar proceeding relating to the Company or its property, the holders of Senior Indebtedness of the Company shall be entitled to receive payment in full of the Senior Indebtedness of the Company before the Holder is entitled to receive any payment and until the Senior Indebtedness is paid in full, any payment or distribution to which the Holder would be entitled but for this Section 8 shall be made to holders of the Senior Indebtedness of the Company as their interests may appear (except that the Holder may receive and retain Permitted Junior Securities).

8.3 Default on Senior Indebtedness

(a) Except for redemptions required by Section 5 hereof with respect to the exchange of Exchangeable Interests, the Company may not pay the principal of, premium (if any) or interest on, the Note and may not otherwise purchase, redeem or otherwise retire any portion of the Note (except that the Holder may receive and retain Permitted Junior Securities (collectively, "**pay the Securities**") if (A) a default in the payment of the principal of, premium, if any, or interest on any Senior Indebtedness of the Company occurs and is continuing or any other amount owing in respect of any Senior Indebtedness of the Company is not paid when due, or (B) any other default on Senior Indebtedness of the Company occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms unless, in either case, (x) the default has been cured or waived and any such acceleration has been rescinded or (y) such Senior Indebtedness has been paid in full. However, the Company may pay the Note without regard to the foregoing if the Company receives written notice approving such payment from the Representative of such Senior Indebtedness with respect to which either of the events set forth in clause (A) or (B) of the immediately preceding sentence has occurred and is continuing. During the continuance of any default (other than a default described in clause (A) or (B) of the second preceding sentence) with respect to any Senior Indebtedness of the Company pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Company may not pay the Note for a period (a "**Payment Blockage Period**") commencing upon the receipt by the Company of written notice (a "**Blockage Notice**") of such default from the Representative of such Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 119 days thereafter (or earlier if such Payment Blockage Period is terminated (i) by written notice to the Company from the Person or Persons who gave such Blockage Notice, (ii) by repayment in full of such Senior Indebtedness or (iii) because the default giving rise to such Blockage Notice is no

longer continuing). Notwithstanding the provisions described in the immediately preceding sentence (but subject to the provisions contained in the first sentence of each of this Section 8.3 and Section 8.2), unless the holders of such Senior Indebtedness or the Representative of such holders shall have accelerated the maturity of such Designated Senior Indebtedness, the Company may resume payments on the Note after the end of such Payment Blockage Period. In no event may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 119 days in the aggregate during any 360 consecutive day period. For purposes of this Section 8.3, no default or event of default that existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Senior Indebtedness of the Company initiating such Payment Blockage Period shall be, or be made, the basis of the commencement of a subsequent Payment Blockage Period by the Representative of such Designated Senior Indebtedness, whether or not within a period of 360 consecutive days, unless such default or event of default shall have been cured or waived for a period of not less than 90 consecutive days.

(b) After the occurrence of an Event of Default, the Company shall promptly notify the holders of the Senior Indebtedness (or their Representative) of such occurrence. If any Senior Indebtedness is outstanding, the Company may not pay the Note until five Business Days after such holders or the Representative of the Senior Indebtedness receives notice of such occurrence and, thereafter, may pay the Note only if the provisions of this Section 8 otherwise permit payment at that time.

8.4 Acceleration of Payment of Securities; Acceleration Forebearance

After the occurrence of an Event of Default, the Company shall promptly notify the holders of the Senior Indebtedness (or their Representative) of such occurrence. The principal amount of the Note shall not be due and payable by the Company during any Acceleration Forebearance Period.

8.5 When Distribution Must Be Paid Over

If a distribution is made to the Holder that because of this Section 8 should not have been made, the Holder shall hold it in trust for holders of Senior Indebtedness of the Company and pay it over to them as their respective interests may appear.

8.6 Subrogation

After all Senior Indebtedness of the Company is paid in full and until the Note is paid in full, the Holder shall be subrogated to the rights of holders of such Senior Indebtedness to receive distributions applicable to Senior Indebtedness. A distribution made under this Section 8 to holders of such Senior Indebtedness of the Company which otherwise would have been made to the Holder is not, as between the Company and the Holder, a payment by the Company on such Senior Indebtedness.

8.7 Relative Rights

This Section 8 defines the relative rights of the Holder and holders of Senior Indebtedness of the Company. Nothing in this Note shall:

(a) impair, as between the Company and the Holder, the obligation of the Company, which is absolute and unconditional, to pay principal of and interest on the Note in accordance with its terms; or

(b) prevent the Holder from exercising its available remedies upon a Default, subject to the rights of holders of Senior Indebtedness of the Company to receive distributions otherwise payable to the Holder.

8.8 Subordination May Not Be Impaired by Company

No right of any holder of Senior Indebtedness of the Company to enforce the subordination of the Indebtedness evidenced by the Note shall be impaired by any act or failure to act by the Company or by its failure to comply with this Note.

8.9 Distribution or Notice to Representative

Whenever a distribution is to be made or a notice given to holders of Senior Indebtedness of the Company, the distribution may be made and the notice given to their Representative (if any).

8.10 Not To Prevent Events of Default or Limit Right To Accelerate

The failure to make a payment pursuant to the Note by reason of any provision in this Section 8 shall not be construed as preventing the occurrence of a Default. Except as otherwise provided in Section 8.4, nothing in this Section 8 shall have any effect on the right of the Holder to accelerate the maturity of the Note.

8.11 Reliance by Holders of Senior Indebtedness on Subordination Provisions

The Holder by accepting this Note acknowledges and agrees that the foregoing subordination provisions are, and are intended to be, an inducement and a consideration to each holder of any Senior Indebtedness of the Company, whether such Senior Indebtedness was created or acquired before or after the issuance of the Note, to acquire and continue to hold, or to continue to hold, such Senior Indebtedness and such holder of such Senior Indebtedness shall be deemed conclusively to have relied on such subordination provisions in acquiring and continuing to hold, or in continuing to hold, such Senior Indebtedness.

9. Transfer and Assignment

The Note is in registered form without coupons. A Holder may not transfer or exchange the Note and may be treated as the owner of it for all purposes and the obligations of the Company under the Note may not be assigned by the Company without the prior written consent of the Holder. Notwithstanding the foregoing (a) the Company may merge, amalgamate or consolidate with one or more Subcos and upon such occurrence, all of the terms of this Note

otherwise remain identical other than references to the Company which shall thereafter be deemed to be references to the resulting entity; and (b) if a Holder merges, consolidates or amalgamates with one or more Holding Entities, ownership of this Note and the benefit of the Company's obligations hereunder shall be deemed to be transferred to the resulting entity without any further action on the part of the Holder or the Company. For greater certainty, a merger, consolidation or amalgamation as contemplated in this Section 9 shall not constitute an "Event of Default" under Section 10 hereof.

10. Defaults and Remedies

Subject to Acceleration Forebearance Periods during which the principal amount of the Note will not be due and payable by the Company, if an Event of Default occurs (other than an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company as set out in clause (d) or (e) below) and is continuing, the Holder may declare the principal of and accrued but unpaid interest on the Note to be due and payable. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company as set out in (d) or (e) below occurs, the principal of and interest on the Note shall become immediately due and payable without any declaration or other act on the part of the Holder. The Holder may at any time rescind any such acceleration with respect to the Note and its consequences.

An "**Event of Default**" occurs if:

(a) the Company defaults in any payment of interest on the Note when the same becomes due and payable, whether or not such payment shall be prohibited by Section 8, and such Default continues for a period of 30 days;

(b) the Company defaults in the payment of the principal or premium, if any, of the Note when the same becomes due and payable at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise, or upon any extensions of the Stated Maturity in accordance with Section 2, whether or not such payment shall be prohibited by Section 8.

(c) the Company fails to comply with any of its agreements herein (other than those referred to in (a) or (b) above) and such failure continues for 60 days after the notice specified below;

(d) the Company or any Subsidiary of the Company pursuant to or within the meaning of any Bankruptcy Law:

(i) commences a voluntary case or proceeding;

(ii) consents to the entry of an order for relief against it in an involuntary case or proceeding;

(iii) consents to the appointment of a Custodian of it or for any substantial part of its property; or

(iv) makes a general assignment for the benefit of its creditors;

or takes any comparable action under any foreign laws relating to insolvency;

(e) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i) is for relief against the Company or any Subsidiary of the Company in an involuntary case;

(ii) appoints a Custodian of the Company or any Subsidiary of the Company or for any substantial part of the property of the Company or any Subsidiary of the Company; or

(iii) orders the winding up or liquidation of the Company or any Subsidiary of the Company;

or any similar relief is granted under any foreign laws and the order or decree remains unstayed and in effect for 90 days;

(f) any judgment or decree for the payment of money (other than judgments which are covered by enforceable insurance policies issued by solvent carriers) in excess of US$10 million or its foreign currency equivalent is entered against the Company or a Subsidiary of the Company and either (A) an enforcement proceeding thereon has been commenced and has not been discharged or stayed within 90 days thereafter or (B) there is a period of 60 days following the entry of such judgment or decree during which such judgment or decree is not discharged, waived or the execution thereof stayed; or

(g) the Note ceases to be in full force and effect, except as contemplated by the terms thereof, or the Company denies or disaffirms its obligations hereunder, except as contemplated by the terms hereof, and such Default continues for 10 days.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

A Default under clause (c) above is not an Event of Default until the Holder notifies the Company of the Default and the Company does not cure such Default within the time specified in clause (c) after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a "**Notice of Default**".

The Company shall deliver to the Holder, within 30 days after the occurrence thereof, written notice in the form of an Officers' Certificate of any Event of Default under clause (g) and any event which with the giving of notice or the lapse of time would become an Event of Default under clause (f), its status and what action the Company is taking or proposes to take with respect thereto.

11. No Recourse Against Others

A director, officer, employee or member of the Company shall not have any liability for any obligations of the Company under the Note or for any claim based on, in respect of or by reason of such obligations or their creation. By accepting this Note, the Holder waives and releases all such liability. This waiver and release are part of the consideration for the issue of the Note.

12. Compliance Certificate

The Company will deliver to the Holder within 120 days after the end of each fiscal year of the Company commencing with the fiscal year ending on December 31, 2005, an Officers' Certificate stating that in the course of the performance by the signers of their duties as officers of the Company they would normally have knowledge of any Default and whether or not the signers know of any Default that occurred during such period. If they do, the certificate shall describe the Default, its status and what action the Company is taking or proposes to take with respect thereto.

13. Governing Law

THIS SECURITY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF OKLAHOMA AND SHALL BE TREATED IN ALL RESPECTS AS AN OKLAHOMA CONTRACT.

OSH SUBCO, LLC

By: *(signed) "Kevin Blaylock"*
Name: Kevin Blaylock
Title: Chief Executive Officer

OSH HOLDINGS, LLC

By: *(signed) "Kevin Blaylock"*
Name: Kevin Blaylock
Title: Chief Executive Officer

SCHEDULE "A"

DEFINITIONS

"**Acceleration Forebearance Period**" means, so long as the Company has Designated Senior Indebtedness, the period beginning on the date when the Holder provides the Company with a notice of acceleration pursuant to Section 12 herein and expiring on the earliest of: (a) 119 days after the commencement of such period, provided, however, that in the event that there has been any prior Acceleration Forebearance Period in the immediately preceding 12 month period, the duration of the Acceleration Forebearance Period will be automatically reduced by the cumulative duration of all prior Acceleration Forebearance Periods that occurred during the preceding 12 month period; (b) the date the holders of Designated Senior Indebtedness accelerate the Designated Senior Indebtedness or any enforcement or collection action shall have been commenced with respect thereto; (c) the existence of an Event of Default described in Sections 10(d) or (e) and (d) the Stated Maturity of the Note.

"**Bankruptcy Law**" means Title 11, United States Code, or any similar federal or state law for the relief of debtors, or the *Bankruptcy and Insolvency Act* (Canada) or any other Canadian federal or provincial law or foreign law relating to bankruptcy, insolvency, winding up, liquidation, reorganization or relief of debtors.

"**Business Day**" means a day other than a Saturday, Sunday or other day on which banking institutions in the State of Oklahoma are authorized or required by law to close.

"**Capitalized Lease Obligations**" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

"**Capital Stock**" means: (i) in the case of a corporation, corporate stock or equity interests; (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"**Credit Facility**" means the loan agreement between Oklahoma Spine Hospital, L.L.C. and Stillwater National Bank and Trust Company in respect of a US$5,000,000 to Oklahoma Spine Hospital, L.L.C., in existence on the Issue Date.

"**Custodian**" means any receiver, receiver and manager, monitor, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.

"**Default**" means any event which is, or after notice or passage of time or both would be, an Event of Default.

"**Designated Senior Indebtedness**" means outstanding Senior Indebtedness which requires subordinated debt of the Company to have a forbearance provision.

"**Exchangeable Interests**" means the 14% membership interest in Oklahoma Spine Hospital, LLC that is exchangeable for IPSs by the Company pursuant to the Exchange Agreement.

"**Exchange Agreement**" means the Exchange Agreement dated the date hereof among Medical Facilities Corporation, the Company and the other persons identified therein as parties thereto.

"**Fair Market Value**" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of who is under undue pressure or compulsion to complete the transaction.

"**GAAP**" means United States of America generally accepted accounting principles.

"**guarantee**" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business) direct or indirect, in any manner (including, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

"**Holding Entities**" means Black Hills Surgical Physicians, LLC, Dakota Plains Surgical Physicians, LLC, Sioux Falls Surgical Physicians, LLC, and "**Holding Entity**" means any one of them.

"**IPSs**" means the Medical Facilities Corporation's Income Participating Securities, whether currently outstanding or as may be issued from time to time.

"**Incur**" means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary, and "Incurred" or "Incurrence" will have a corresponding meaning.

"**Indebtedness**" means, with respect to any Person: (i) the principal of any indebtedness of such Person, whether or not contingent: (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers' acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property, except any such balance that constitutes a trade payable or similar obligation to a trade creditor due within six months from the date on which it is Incurred, in each case Incurred in the ordinary course of business, which purchase price is due more than six months after the date of placing the property in service or taking delivery and title thereto, or (d) in respect of Capitalized Lease Obligations; (ii) to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and (iii) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Person; provided, further, that any obligation of Company or any Subsidiary in respect of account credits or

participants under any employee, director or officer compensation plan of the Company or Subsidiary, will be deemed not to constitute Indebtedness.

"**Interest Payment Date**" means the Stated Maturity or the date specified as the fixed date on which an instalment of interest on the Note is due.

"**Lien**" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (Oklahoma) (or equivalent statutes) of any jurisdiction), provided that in no event will an operating lease be deemed to constitute a Lien.

"**Management Committee**" means the Management Committee of the Company or any committee thereof duly authorized to act on behalf of such Management Committee.

"**Officer**" means the President, any Chief Executive Officer, Chief Financial Officer, Senior Vice President or Vice President, the Treasurer, the Secretary or the Chairman of the Management Committee of the Company

"**Officers' Certificate**" means a certificate signed on behalf of the Company by two Officers of the Company, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company that meets the requirements set forth in this Indenture.

"***Pari Passu*** **Indebtedness**" means the Note and any other Indebtedness of the Company other than Senior Indebtedness, Secured Indebtedness or Subordinated Indebtedness of the Company.

"**Permitted Junior Securities**" shall mean debt or equity securities of the Company or any successor corporation issued pursuant to a plan of reorganization or readjustment of the Company that are subordinated to the payment of all then outstanding Senior Indebtedness of the Company at least to the same extent that the Note is subordinated to the payment of all Senior Indebtedness of the Company on the Issue Date, so long as to the extent that any Senior Indebtedness of the Company outstanding on the date of consummation of any such plan of reorganization or readjustment is not paid in full in cash on such date, either (a) the holders of any such Senior Indebtedness not so paid in full in cash have consented to the terms of such plan of reorganization or readjustment or (b) such holders receive securities which constitute Senior Indebtedness and which have been determined by the relevant court to constitute satisfaction in full in cash of any Senior Indebtedness not paid in full in cash.

"**Person**" means any individual, corporation, partnership, business trust, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

"**Representative**" means the trustee, agent or representative (if any) for an issue of Senior Indebtedness.

"**Secured Indebtedness**" means any Indebtedness of the Company or any Subsidiary secured by a Lien, including the Senior Lender Indebtedness.

"**Senior Credit Documents**" means the reference to the Credit Facility, including the loan agreement executed and delivered by Oklahoma Spine Hospital, LLC to Stillwater National Bank and Trust Company, in connection therewith and any security documentation and collateral documents relating thereto.

"**Senior Indebtedness**" with respect to the Company or any Subsidiary of the Company means all Secured Indebtedness of the Company or any such Subsidiary including interest thereon (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any Subsidiary of the Company whether or not a claim for post-filing interest is allowed in such proceeding) and other amounts (including make-whole, fees, expenses, reimbursement obligations under letters of credit and indemnities) owing in respect thereof, whether outstanding on the Issue Date or thereafter Incurred (and, for greater certainty, includes replacement and supplemental financing thereof), unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such obligations are not superior in right of payment to the Note; provided, however, that Senior Indebtedness shall not include, as applicable, (i) any obligation of the Company to any Subsidiary of the Company, or of such Subsidiary to the Company or any other Subsidiary of the Company, (ii) any liability for federal, state, provincial, local or other taxes owed or owing by the Company or such Subsidiary, (iii) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities), (iv) any Indebtedness or obligation of the Company or such Subsidiary which is *Pari Passu* Indebtedness, or (v) any obligations with respect to any Capital Stock.

"**Senior Lender Indebtedness**" means any and all amounts payable under on in respect of the Credit Facilities, the other Senior Credit Documents and any Refinancing Indebtedness with respect thereto, as amended from time to time, including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or Subsidiary, as applicable, whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

"**Sinking Fund**" means money accumulated on a regular basis in a separate custodial account that is used to redeem debt securities or preferred stock issues.

"**Stated Maturity**" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer thereof unless such contingency has occurred), and, for the purposes of determining the Stated Maturity of this Note, including any extension to such maturity pursuant to Section 2.

"**Subcos**" means Black Hill Surgical, LLC; Dakota Plains Surgical Subco, LLC; Sioux Falls Surgical Subco, LLC; and OSH Subco, LLC, and "Subco" means any one of these limited liability companies.

"**Subordinated Indebtedness**" means, with respect to the Company or any Subsidiary, all Indebtedness of the Company or any Subsidiary which is not Senior Indebtedness.

"**Subordinated Notes**" means the 12.5% Subordinated Notes of Medical Facilities Corporation due 2015 issued pursuant to a trust indenture dated March 29, 2004.

"**Subsidiary**" means, with respect to any Person, (i) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof and (ii) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise and (y) such Person or any Wholly Owned Subsidiary of such Person is a controlling general partner or otherwise controls such entity; provided that notwithstanding the foregoing, for the purposes of this Note, the Subsidiaries of the Company will be deemed to include Oklahoma Spine Hospital, L.L.C. for so long as the Company retains any direct or indirect interest therein.

"**Wholly Owned Subsidiary**" of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock on other ownership interests of which will at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

RECEIVED

2005 OCT 27 P 5:50

OFFICE OF INTERNATIONAL FINANCE

NON-SOLICITATION, NON-DISCLOSURE AND NON-COMPETE AGREEMENT

THIS NON-SOLICITATION, NON-DISCLOSURE, AND NON-COMPETE AGREEMENT (this "**Agreement**") is made and entered into by and among Oklahoma Spine Hospital, L.L.C., an Oklahoma limited liability company (the "**Company**"); Medical Facilities HOLDINGS (USA), LLC, a Delaware limited liability company ("**MF USA**"); OSH Holdings, LLC, an Oklahoma limited liability company ("**Holdco**"); OSH Subco, LLC, an Oklahoma limited liability company ("**Subco**"); and the undersigned individual members of the Company (each a "**Member**" and, collectively, the "**Members**"). The Company, MF USA, Holdco, Subco and each Member are sometimes hereafter referred to individually as a "**Party**" and collectively as the "**Parties**".

WITNESSETH:

WHEREAS, the Company is engaged in the business of owning and operating a specialty hospital in Oklahoma City, Oklahoma (the "**Business**");

WHEREAS, the Members intend to sell 50% of their respective membership units (the "**Transferred Units**") in the Company, including the goodwill associated therewith, to MF USA in connection with the transactions described in the written consent previously executed by the Members and effective as of May 18, 2005 (the "**Transactions**");

WHEREAS, the Members intend to transfer the remaining portions of their membership units in the Company (the "**Retained Units**") to Holdco in connection with the Transactions;

WHEREAS, Holdco intends to transfer the Retained Units to Subco in connection with the Transactions; and

WHEREAS, it is a condition to MF USA's obligation to purchase the Transferred Units that the Company, MF USA, Holdco, Subco and each of the Members execute this Agreement pursuant to which, among other things, the Members agree to refrain from carrying on a similar business as the Company in order to preserve the economic value and goodwill associated with the Transferred Units being purchased by MF USA;

NOW, THEREFORE, for and in consideration of the Transactions and in consideration of the mutual promises contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the Parties hereto do hereby agree as follows:

1. Definitions. For purposes of this Agreement, unless otherwise defined herein, the following capitalized terms shall have the meaning assigned to them below:

1.1 "**Competing Business**" shall mean a business, or sole practice by a Member, that owns or operates a specialty hospital, general hospital, ambulatory surgery center, pain management facility, surgery center or other facility that provides surgical care or pain management services.

1.2 "**Effective Date**" shall mean the date on which MF USA has purchased the Transferred Units from the Members and consummated the Transactions.

1.3 "**Limited Guarantee**" shall mean that certain cash flow guarantee given by the Company to the holders of the "Notes" issued by Medical Facilities Corporation, a corporation continued under the laws of the Province of British Columbia ("**MFC**"), in connection with the Transactions.

1.4 "**Proprietary Information**" shall mean information related to the Business which (i) derives economic value, actual or potential, from not being generally known to or readily ascertainable by other persons who can obtain economic value from its disclosure or use; and (ii) is the subject of efforts by the Company that are reasonable under the circumstances to maintain its secrecy. Proprietary Information does not include medical records or information relating to patient care which shall be maintained in accordance with applicable laws and medical standards.

1.5 "**Restricted Period**" shall mean the period of time beginning on the Effective Date and extending until the earlier of (i) with respect to a Member, five (5) years after such Member's termination of his, her or its interest in Holdco; (ii) with respect to any Party, the Successful Enforcement of the Limited Guarantee against the Company; or (iii) with respect to any Party, the cessation of the Business of the Company in the Market Area.

1.6 "**Successful Enforcement**" shall mean the entry of a judgment against the Company in respect of the Limited Guarantee, whether by a court, arbitrator or mediator, regardless of whether or not such judgment is enforced or satisfied in whole or in part, or the commencement of any bankruptcy or similar insolvency proceedings with respect to the Company or the appointment of a receiver for the assets or business of the Company.

2. Non-Competition and Non-Solicitation. Each of the Members hereby acknowledges and agrees that the sale of the Transferred Units includes a transfer of the goodwill associated with the Company and to preserve the economic value associated therewith, and in consideration of MF USA's purchase of such Member's Transferred Units, each Member hereby agrees as follows:

2.1 Except as provided in Section 2.2 of this Agreement, during the Restricted Period, each Party, other than the Company, shall not (without obtaining the prior written consent of the Company and MF USA), directly or indirectly, on his, her or its behalf or in the service of or on the behalf of others, as a director, governor, manager, officer, trustee, owner (except as an owner of less than 5% of the outstanding stock of a publicly-owned corporation), employee, consultant, advisor, independent contractor or in any other capacity (i) engage in a business that is a Competing Business, (ii) maintain any financial relationship (which, for purposes of this Agreement, includes any ownership or investment interest, either as equity or debt, or any compensation arrangement) with any Competing Business, (iii) develop, own. operate, lease, manage, invest in or finance any Competing Business or (iv) provide financial, consulting or managerial assistance relating to the formation and/or operation of any Competing Business to any other person, company, business or enterprise that owns, operates or manages a Competing Business, each within Oklahoma County (or any counties contiguous to Oklahoma County).

2.2 The Parties hereto acknowledge and agree that:

2.2.1 The appropriate treatment of a patient shall be dictated by such patient's needs and desires and applicable medical ethics. Accordingly, nothing in this Agreement shall be construed to require any Member to direct his or her patients to facilities operated by the

Company, and nothing in this Agreement shall be construed to impede and preclude in any way a Member's right to send patients to any facility which such Member and patients desire. Further, nothing contained in this Agreement in any way impedes the exercise of the Members medical judgment.

2.2.2 The ownership or investment interest of a Member as described in **Exhibit A** to the counterpart version of this Agreement executed by such Member shall not be regarded as a breach of the covenant not to compete of such Member.

2.3 During the Restricted Period, each Party, other than the Company, shall not (without obtaining the prior written consent of the Company and MF USA), directly or indirectly, on his, her or its own behalf or in the service or on behalf of others, solicit or induce or attempt to solicit or induce any person employed by the Company to leave such employment, whether or not such employment is full-time or temporary, pursuant to a written or oral agreement, or for a determined period or at will, for employment with a Competing Business, or willfully dissuade or discourage any person or entity from using, employing or conducting business with the Company or MF USA, or intentionally disrupt or interfere with, or seek to disrupt or interfere with, the Company or contractual relationship between MF USA or the Company and any supplier who during the term of this Agreement supplies or supplied materials or services to the Company, or during the six month period preceding the Transactions supplied materials or services to the Company.

2.4 The provisions of this Section 2 consist of a series of separate covenants. Each Party, other than the Company, expressly agrees that the character, duration and geographical scope of the provisions of this Section 2 are reasonable. If a court or other tribunal determines that the character, duration or geographical scope of such provisions is unreasonable, then it is the intention and the agreement of the parties that such provisions will be construed (and reformed) in such a manner as to impose only those restrictions on the conduct of a Party that are reasonable in light of the circumstances as they then exist and as are necessary to assure the Company and the other Parties of the intended benefit of this Agreement. If, in any legal proceeding, a court or other tribunal refuses to enforce all of the separate covenants included in this Section 2 because they are more extensive than necessary to assure the Company of the intended benefit of this Agreement, then those covenants which, if eliminated, would permit the remaining separate covenants to be enforced in such proceeding shall, for the purpose of such proceeding, be deemed eliminated from this Agreement. The court or tribunal will be authorized to reform the provisions of this section to the extent necessary to eliminate or modify any provisions to the extent it determines them to be unreasonable or unenforceable.

2.5 Each Party acknowledges and agrees that if such Party should breach or violate any of the terms or provisions of the covenants and agreements contained in Section 2 of this Agreement, such Party shall pay the Company liquidated damages in an amount equal to the product of (i) US$818,340 and (ii) the total number of Holdco membership units held by such Party at the time of the violation. The Parties agree that such amount is a liquidated damages amount that represents a pre-determined, fair estimation of the irreparable economic loss, damage and injury that will be suffered by the Company, MF USA, Holdco and Subco as a consequence of such breach or violation. Each Party acknowledges that if a Member should breach the obligations under this Section 2 and engage in prohibited competitive practice, the damages to the Company, MF USA, Holdco and Subco would be difficult if not impossible to

ascertain. Additionally, the Parties agree that the liquidated damages amount specified in this section is fair and reasonable, and is not a penalty.

2.6 Each Party acknowledges and agrees that, by virtue of his, her or its relationship with the Company and his, her, or its knowledge of the affairs, business, referring physicians, patients and operations of the Company, irreparable loss, damage and injury will be suffered by the Company, MF USA, Holdco and Subco if the Party should breach or violate any of the terms or provisions of the covenants and agreements contained in Section 2 of this Agreement; that such covenants and agreements are made in consequence of and as an inducement to MF USA to consummate the Transactions, purchase the goodwill associated with the Transferred Units and preserve to the Company the benefit of the Business of the Company, including the assets, properties, business and good will of the Company and that each of such covenants and agreements is reasonable and necessary to protect and preserve the benefits of the Transaction. In addition to all of the remedies provided at law or in equity, including the damages provided in Section 2.5 of this Agreement, MF USA, the Company, Holdco and Subco shall be entitled to both preliminary and permanent injunctions against any other Party to prevent a breach or contemplated breach by such other Party of any of such covenants and agreements, and the existence of any claim, demand, action or cause of action of such other Party against MF USA, the Company, Holdco, Subco or any other Party, as the case may be, shall not constitute a defense to the enforcement by MF USA, the Company, Holdco or Subco, of any such covenants or agreements.

2.7 In the event that a Party shall breach any of the covenants set forth in Section 2 of this Agreement, the running of the time period for the applicable restriction shall be tolled during the continuation of any such breach by such Party and the running of the time period shall commence only upon compliance by such Party with the terms of the applicable restriction.

2.8 If a Member is not a natural person (a "**Member Entity**"), each physician who is a direct or indirect owner of the equity interests of such Member Entity shall individually sign this Agreement and shall be deemed to be a "Member" for all purposes of this Agreement, including, without limitation, the covenants set forth in Section 2 of this Agreement, as if such person directly held the membership units in the Company. In furtherance thereof, a breach by any such equity owner of the Member Entity shall be imputed to the Member Entity and shall be deemed to be a breach by the Member Entity as if such Member Entity had directly breached the terms and covenants contained herein, entitling the Company and MF USA to exercise any and all rights and remedies against such Member Entity, including without limitation, collecting the damages set forth in Section 2.5 of this Agreement. Each physician who is a direct or indirect owner of an equity interest of a Member Entity acknowledges that such equity owner is receiving a direct benefit from the sale of the majority of the Transferred Interests, including the goodwill of the Member Entity to MF USA.

3. Non-Disclosure of Proprietary Information. All Proprietary Information and all physical or electronic embodiments thereof are confidential to and are and will remain the sole and exclusive property of the Company. Except as compelled by legal process, each Member will hold such Proprietary Information in trust and strictest confidence, and will not use, reproduce, distribute, disclose or otherwise disseminate the Proprietary Information or any physical or electronic embodiments thereof and in no event will take any action causing, or fail to take the

action necessary to prevent, any Proprietary Information to lose its character or cease to qualify as Proprietary Information.

4. Equitable Remedies. Each Party acknowledges and declares that it is impossible to measure in money the damages that will accrue to the Company or MF USA by reason of failure to perform any of the obligations of such Party under this Agreement. Therefore, if MF USA, the Company, Holdco or Subco shall institute any action or proceeding to enforce the provisions hereof, the defendant against whom such action or proceeding is brought hereby waives the claim or defense that there is an adequate remedy at law and such defendant shall not urge in any action or proceeding the claim or defense that such remedy at law exists. Each Party further waives any requirement that MF USA, the Company, Holdco or Subco submit proof of the economic value of said obligation or post bond as a condition to receive injunctive relief. In addition, each Member agrees that the Company or MF USA shall be entitled to seek and obtain from a court having jurisdiction, specific performance, an injunction, a restraining order or any other equitable relief in order to enforce any such provision. The right to obtain such equitable relief shall be in addition to any other remedy to which the Company or MF USA is entitled under applicable law (including, but not limited to, monetary damages).

5. Reasonableness of Limitations. Each Member represents and warrants that he has had an opportunity to consult with counsel regarding this Agreement, has fully and completely reviewed this Agreement with such counsel and fully understands the contents hereof. Members agree that the territorial, time and other limitations contained in this Agreement are reasonable and properly required for the adequate protection of the business and affairs of the Company and of MF USA in consideration for the Transactions, and in the event that any one or more of such territorial, time or other limitations is found to be unreasonable by a court of competent jurisdiction, Members agree to submit to the reduction of said territorial, time or other limitations to such an area, period or otherwise as the court may determine to be reasonable. In the event that any limitation under this Agreement is found to be unreasonable or otherwise invalid in any jurisdiction, in whole or in part, Members acknowledge and agree that such limitation shall remain and be valid in all other jurisdictions.

6. Binding Effect. This Agreement shall be binding upon the Parties hereto, their heirs, legal representatives, guardians, trustees, executors, administrators, successors and assigns; and the Parties hereby agree, for themselves and their heirs, legal representatives, guardians, trustees, executors, administrators, successors and assigns, to execute any documents and to perform any acts which may be necessary or proper to carry out the purposes of this Agreement.

7. Notices. Any notices or other communications to any Party pursuant to or relating to this Agreement and the transactions provided for herein shall be to the address provided in writing to the Company.

8. Amendment. This Agreement may not be amended modified or terminated unless done by written agreement executed by all of the Parties hereto.

9. Survival. Each covenant and agreement set forth herein shall survive the consummation of the Transactions.

10. Further Assurances. Each Party covenants that at any time and from time to time, he, she or it will execute such additional instruments and take such action as may be reasonably requested by the other Parties to confirm or perfect or otherwise carry out the intent and purposes of this Agreement.

11. Entire Agreement; Headings. This Agreement supersedes any and all other agreements, either oral or written, between the Parties hereto with respect to the subject matter hereof and contain all the covenants and agreements among the Parties with respect to such subject matter. Section headings used herein are for convenience of reference only and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

12. Counterparts; Facsimiles. This Agreement may be executed with multiple counterpart signature pages, all of which together shall constitute one and the same Agreement. Facsimile copies of original executed signature pages shall be regarded with the same force and effect as the original executed signature page.

13. Governing Law. This Agreement shall be governed in all respects by the laws of the State of Oklahoma without regard to the conflicts of laws provisions thereof. Each of the Parties hereto agrees to submit to the jurisdiction of the courts of Oklahoma sitting in the State of Oklahoma for the resolution of any disputes under this Agreement and agrees that process in any such action shall be deemed sufficiently served if sent to it by registered mail at its address specified above in Section 7 of this Agreement.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the Effective Date.

(signed) "Stephen Andrade, M.D."
ANDRADE FAMILY, L.L.C.

(signed) "Kevin Blaylock"
KEVIN L. BLAYLOCK, CPA

(signed) "Stephen Cagle, M.D."
STEPHEN K. CAGLE, M.D.

(signed) "Charles Eckman, M.D."
ECKMAN FAMILY, L.L.C.

(signed) "Charles Engles, M.D."
CHARLES F. ENGLES, M.D.

(signed) "Eric Friedman, M.D."
ERIC S. FRIEDMAN, M.D.

(signed) "Falon Fuller, M.D."
FALON FULLER, M.D.

(signed) "Michael Hahn, M.D."
MICHAEL R. HAHN, M.D.

(signed) "William Hale, II, M.D."
WILLIAM J. HALE, II, M.D.

(signed) "Brent Hisey, M.D."

BRENT N. HISEY, M.D.

(signed) "Donald Horton, M.D."

DONALD D. HORTON, M.D.

(signed) "Alexander L'Heureux, M.D."

ARMR, LLC

(signed) "J. Pat Livingston, M.D."

J. PAT LIVINGSTON, M.D., AS TRUSTEE OF THE J. PAT LIVINGSTON 2004 REVOCABLE TRUST

(signed) "Jack Marshall, M.D."

JACK MARSHALL, M.D.

(signed) "Edward Marron"

EDWARD J. MARRON, D.P.M.

(signed) "Scott Mitchell, M.D."

THE MITCHELL FAMILY LIMITED PARTNERSHIP

(signed) "Barry Northcutt, M.D."

BARRY L. NORTHCUTT, M.D.

(signed) "James Odor, M.D."

JAMES M. ODOR, M.D.

(signed) "Stan Pelofsky, M.D."

STAN PELOFSKY, M.D.

(signed) "Robert Remondino, M.D."

ROBERT L. REMONDINO, M.D.

(signed) "W. Emery Reynolds, M.D."

W. EMERY REYNOLDS, M.D.

(signed) "Glenn Schoenhals, M.D."

GLENN W. SCHOENHALS, M.D.

(signed) "Robert Tibbs, Jr., M.D."

ROBERT E. TIBBS, JR., M.D.

(signed) "Gaylan Yates, M.D."

GAYLAN D. YATES M.D.

OKLAHOMA SPINE HOSPITAL, L.L.C.

By: *(signed) "Kevin Blaylock"*
Its: Chief Executive Officer

MEDICAL FACILITIES HOLDINGS (USA), LLC

By: *(signed) "Seymour Temkin"*
Its: Chairman

By: *(signed) "Michael Salter"*
Its: Chief Financial Officer

OSH HOLDINGS, LLC

By: *(signed) "Kevin Blaylock"*
Its: Chief Executive Officer

OSH SUBCO, LLC

By: *(signed) "Kevin Blaylock"*
Its: Chief Executive Officer

EXHIBIT A

EXCEPTIONS TO RESTRICTIONS

The following are exceptions, limitations and conditions that are applicable to the restrictions and prohibitions contained in the attached Non-Solicitation, Non-Disclosure and Non-Compete Agreement (the "**Non-Compete Agreement**"):

1. Dr. Marshall may continue to own a 1% interest in Heritage Park Surgery Center, which operates a surgery center in Midwest City, but he may not increase his equity ownership.

2. Dr. Scott A. Mitchell may continue to own his equity interest in Surgery Center of South Oklahoma City (and its successors), but may not increase such interest beyond what is held on the effective date of the Non-Compete.

3. Dr. J.P. Livingston may continue to own his equity interest in Surgery Center of Oklahoma, but may not increase such interest beyond what is held on the effective date of the Non-Compete.

4. Nothing contained in the Non-Compete Agreement is intended to restrict or prohibit any of the Members from providing professional services to any facility (including any other hospital, surgery center, pain management center or other facility), so long as the total compensation of such Member, in the aggregate from all sources for which such professional services are rendered, does not exceed $50,000 in any 12 month period.

5. Nothing contained in the Non-Compete Agreement is intended to restrict or prohibit (a) the leasing of any space in any medical or office building, (b) maintaining medical staff membership or exercising clinical privileges at any hospital, surgery center or other facility, (c) serving on medical staff committees at any facility, (d) or restricting the purchase of supplies or equipment.

RECEIVED

2005 OCT 27 P 5:10

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

OPERATING AGREEMENT OF

OSH SUBCO, LLC

TABLE OF CONTENTS

OPERATING AGREEMENT OF
OSH SUBCO, LLC

THIS OPERATING AGREEMENT (the "**Operating Agreement**" or "**Agreement**") is made this 21st day of June, 2005, by and among OSH SUBCO, LLC, an Oklahoma limited liability company (the "**Company**"), OSH HOLDINGS, LLC, the sole member of the Company (the "**Member**") and MEDICAL FACILITIES HOLDINGS (USA), LLC a Delaware limited liability company ("**MF USA**"). Certain capitalized terms used herein are defined in Article II herein below.

WHEREAS MF USA acquired a 51% interest in the Hospital (as defined below) pursuant to an agreement of purchase and sale (the "**Purchase Agreement**") dated June 2, 2005;

AND WHEREAS pursuant to the terms of the Purchase Agreement, the members of the Hospital who agreed to sell a portion of their interest in the Hospital to MF USA (the "**Vendors**") also agreed to transfer their remaining retained interest in the Hospital to OSH Holdings, LLC in exchange for a membership interest in OSH Holdings, LLC;

AND WHEREAS pursuant to the Purchase Agreement, the Vendors agreed to cause OSH Holdings, LLC to contribute its membership interest in the Hospital to the Company in exchange for a Membership Interest in the Company and a note from the Company;

AND WHEREAS as partial consideration for the purchase price paid for the Vendors' interest in the Hospital as contemplated under the Purchase Agreement, MF USA has been admitted as a member without a Membership Interest in the Company as provided for by OKLA. STAT. tit. 18, §§ 2017(D) and 2023, for the limited purpose of granting to MF USA certain rights as expressly set forth herein;

NOW THEREFORE, MF USA and OSH Holdings, LLC agree as follows:

ARTICLE I
GENERAL PROVISIONS

1.1 Formation; Effective Date.

The Company has been organized as an Oklahoma limited liability company by the filing of Articles under and pursuant to the Act and the issuance of a Certificate of Limited Liability Company for the Company by the Secretary of State of Oklahoma (the "**Certificate**"). This Operating Agreement shall become effective upon the signing of this Operating Agreement by all of the parties hereto.

1.2 Name.

The name of the Company is OSH SUBCO, LLC.

1.3 Agreement.

The parties whose signatures appear on the signature pages of this Operating Agreement agree that this Operating Agreement shall govern the business and affairs of the Company, and

that all previously executed operating agreements and every subsequent amendment, restatement, or interim agreement thereof, shall be cancelled and of no effect whatsoever.

1.4 Agreement, Effect of Inconsistencies with Act.

For and in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties executing this Operating Agreement hereby agree to the terms and conditions of this Operating Agreement, as it may from time to time be amended according to its terms. It is the express intention of the parties that this Operating Agreement shall be the primary agreement of the parties. To the extent any provision of this Operating Agreement is prohibited or ineffective under the Act, this Operating Agreement shall be considered amended to the smallest degree possible in order to make the Agreement effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make any provision of this Operating Agreement that was formerly invalid valid, such provision shall be considered to be valid from the effective date of such interpretation or amendment. The parties hereby agree that the Member and MF USA shall be entitled to rely on the provisions of this Operating Agreement, and neither the Member nor MF USA shall be liable to the Company for any action or refusal to act taken in good faith reliance on the terms of this Operating Agreement. The parties hereto further agree that the duties and obligations imposed on the Member as such shall be those set forth in this Operating Agreement, which is intended to govern the relationship among the Company, the Member and MF USA, notwithstanding any provision of the Act or common law to the contrary.

1.5 Registered Office; Registered Agent; Principal Office in the United States; Other Offices.

The registered office of the Company required by the Act to be maintained in the State of Oklahoma shall be the office of the initial registered agent named in the Articles or such other office (which need not be a place of business of the Company) as the Member may designate from time to time in the manner provided by law. The registered agent of the Company in the State of Oklahoma shall be the initial registered agent named in the Articles or such other Person or Persons as the Member may designate from time to time in the manner provided by law. The principal office of the Company in the United States shall be at such place as the Member may designate from time to time, which need not be in the State of Oklahoma. The principal place of business of the Company shall be at such place as the Member may designate from time to time, which shall be in the State of Oklahoma. The Company may have such other offices as the Member may designate from time to time.

1.6 Purposes.

The Company may engage in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company was formed for the purpose of owning equity interests in Entities organized within the United States that may directly or indirectly own and operate the Hospital. The Company shall have the authority to do all things necessary or convenient to accomplish its purpose and operate its business as described herein.

1.7 Term.

The Company commenced its existence on the date the Secretary of State of Oklahoma issued the Certificate for the Company, and the term of the Company shall be perpetual, unless the Company shall be dissolved sooner and its affairs wound up in accordance with the Act or this Operating Agreement.

ARTICLE II
DEFINITIONS

2.1 Definitions.

As used in this Operating Agreement, the following terms have the following meanings:

A. "**Act**" means the Oklahoma Limited Liability Company Act and any successor statute, as amended from time to time.

B. "**Affiliates**" means any group, entity or individual who is connected with, or associated with a Facility, the Member or any hospital owned or managed by the Company.

C. "**Articles**" means the Articles of Organization filed with the Secretary of State of Oklahoma on May 19, 2005, under which the Company was organized as an Oklahoma limited liability company under and pursuant to the Act.

D. "**Bankruptcy**" means, with respect to the Member, the filing of a petition in bankruptcy, whether voluntary or involuntary, or the taking advantage of any bankruptcy or insolvency laws, or being adjudicated a bankrupt, or the filing of a petition or an answer proposing the adjudication of such Member as a bankrupt and such Member consents to the filing thereof or the same is not discharged or denied within sixty (60) days of the filing thereof.

E. "**Business Day**" means any day other than a Saturday, a Sunday, or a holiday on which national banking associations in the State of Oklahoma are closed.

F. "**Capital Contribution**" means any contribution of Property made by or on behalf of the Member.

G. "**Capital Transaction**" means a sale, exchange, or other disposition of Company Property for value, other than in the ordinary course of the Company business, including an involuntary conversion by condemnation, casualty or otherwise, on which gain or loss is recognized by the Member for federal income tax purposes or a refinancing of Company Property.

H. "**Capital Transaction Proceeds**" means all cash received by the Company from a Capital Transaction (including any interest on cash to be received) less the sum of (i) all expenses paid or incurred by the Company in connection with such Capital Transaction, (ii) amounts applied to repayment of indebtedness, (iii) capital expenditures made from the proceeds of such a Capital Transaction, and

(iv) such additions to reserves for capital expenditures as the Member may determine to be necessary. All amounts released from such capital expenditures reserves shall be deemed to be Capital Transaction Proceeds.

I. "**Code**" means the Internal Revenue Code of 1986 and any successor statute, as amended from time to time.

J. "**Dispose**", "**Disposing**" or "**Disposition**" means a sale, assignment, transfer, exchange, mortgage, pledge, grant of a security interest, or other disposition or encumbrance (including, without limitation, by operation of law), or the acts thereof.

K. "**Entity**" means any general partnership, limited partnership, limited liability partnership, limited liability limited partnership, limited liability company, corporation, joint venture, association or a trust.

L. "**Exchangeable Interests**" means the Hospital Units held by the Company that are exchangeable for IPS Units.

M. "**Facility**" means the Hospital and related facilities owned and operated by Oklahoma Spine Hospital, L.L.C..

N. "**Hospital**" means the hospital owned and operated by Oklahoma Spine Hospital, L.L.C.

O. "**Hospital Unit**" means a membership unit issued by the Hospital evidencing the member's interest in the Hospital.

P. "**Initial Manager**" means the following individual appointed by the organizer of the Company to serve as Manager: Kevin Blaylock.

Q. "**IPS Units**" means Income Participating Securities issued by Medical Facilities Corporation, a corporation continued under the laws of the Province of British Columbia, Canada.

R. "**Manager**" means any Person elected pursuant to this Operating Agreement to be a member of the Management Committee.

S. "**Membership Interest**" means the entire membership interest in the Company held by a Member at any particular time, including the right of such Member to the Member's share of profits and losses, the right to receive distributions and any and all benefits to which a Member may be entitled or provided under this Operating Agreement together with the obligations of such Member to comply with all terms and provisions of this Operating Agreement.

T. "**MF USA**" means Medical Facilities Holdings (USA), LLC, a Delaware limited liability company.

U. "**Operating Proceeds**" means all cash received by the Company in the ordinary course of its business (exclusive of loan proceeds and Capital Contributions of the Member) less the sum of (i) all expenses paid by the Company, (ii) amortization of principal of indebtedness, and (iii) amounts paid for capital improvements exclusive of improvements paid from Capital Transaction Proceeds.

V. "**Person**" includes an individual or an Entity (whether domestic or foreign).

W. "**Property**" means any property, real or personal, tangible or intangible, including money and any legal or equitable interest in such property, but excluding services and promises to perform services in the future.

X. "**Stark Law**" means 42 U.S.C. §1395nn, as the same may be amended from time to time.

Other terms defined herein shall have the meanings as provided in this Operating Agreement.

ARTICLE III
MEMBERS

3.1 Admission of Additional Members.

No additional Persons may be admitted as a member of the Company unless the Member and MF USA consent to such admission, and such Person agrees to execute and deliver a joinder to this Operating Agreement and such other instruments as determined by the Management Committee. Notwithstanding the foregoing, in no event shall any Person be admitted as a member of the Company if such admission would adversely impact the Hospital's compliance with or status with respect to the Stark Law, including without limitation if such admission would result in an increase in the number of physicians (or immediate family members of physicians) who directly or indirectly own interests in the Hospital ("**Physician Investors**") over the number of Physician Investors as of November 18, 2003, that would, as a result, restrict any Physician Investor from referring Medicare beneficiaries and Medicaid recipients for care, services or treatment at the Hospital.

3.2 Withdrawal of Members.

Except as provided in Section 3.3, no Member has the right or power to withdraw, retire or resign from the Company as a Member.

3.3 Restrictions on Transferability.

A Disposition of a Membership Interest in the Company will not be effective without the prior written consent of MF USA and the Management Committee, and any attempted Disposition by a Person of a Membership Interest, or any part thereof, other than in accordance with this Section 3.3 shall be, and is hereby declared, null and void *ab initio*.

3.4 Annual Meeting.

The annual meeting of the Company shall be held, for purposes of electing Managers, by the end of May of each year on a date and at the time and place as determined by the Management Committee, and immediately following such annual meeting, the Management Committee shall hold a regular meeting for purposes of organization, the election of officers, if any, and the transaction of other business.

3.5 Special Meetings.

Special meetings of the Company may be called by the Management Committee or by the Member. The notice of any special meeting shall state the matters to be discussed, and no business may be transacted at such special meeting otherwise than as specified in such notice.

3.6 Actions to be Authorized by the Member.

In addition to those matters set forth in Section 7.4 (but subject to Section 9.1), the following actions of the Company must be authorized by the affirmative approval of the Member:

A. A merger, consolidation, combination or other material transaction of that nature by the Company;

B. A direct or indirect sale of all or substantially all of the assets of the Company, or a sale, transfer, exchange, redemption or repurchase of Hospital Units, other than the exchange of Exchangeable Interests;

C. Adoption by the Company of any plan or proposal for the liquidating, dissolving, reorganizing or recapitalizing or commencing any action seeking relief under any laws relating to bankruptcy, insolvency, conservatorship or relief of debtors;

D. Consummation by the Company of an acquisition or acquisitions costing, or entering into material contracts in excess of $250,000;

E. Entry into lines of business other than those currently carried on by the Company;

F. Changes to the fiscal year of the Company or material changes to accounting policies or procedures of the Company unless required under the applicable generally accepted accounting principles;

G. Taking, or permitting, any action which would prevent the business of the Company from continuing on an ongoing basis;

H. Effecting a substantive change to the distribution policy of the Company;

I. Entering into transactions outside of the ordinary course of business of the Company; or

J. Approval of the annual budget and any change thereto; or

K. Agreeing to take any of the foregoing actions.

3.7 Action Without Meeting.

Any action required or permitted to be taken at an annual or special meeting may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the actions so taken, shall have been signed by the Member to approve such action, as if a vote had been taken at a meeting. Every written consent pursuant to this section shall be signed, dated and delivered in the manner required by, and shall become effective at the time and remain effective for the period specified in, the writing. A telegram, facsimile, electronic mail or similar transmission by the Member, or a photographic, photostatic or similar reproduction of a writing signed by the Member, shall be regarded as signed by the Member for purposes of this section.

3.8 Liability to Third Parties.

Except as otherwise expressly agreed in writing, no Member nor MF USA shall be liable for the debts, obligations or liabilities of the Company, including under a judgment decree or order of a court.

ARTICLE IV
CONTRIBUTIONS

4.1 Initial Contributions.

Contemporaneously with the execution and delivery of this Operating Agreement, the Member shall make an initial Capital Contribution to the Company consisting of a contribution of its Hospital Units.

4.2 Additional Contributions.

The Management Committee may determine from time to time that additional contributions are needed to enable the Company to conduct its business, provided, however, such additional contributions shall require the approval of the Member.

4.3 Interest on Capital Contribution.

No Member shall receive interest on its Capital Contribution.

4.4 Withdrawal of Capital Contribution.

No Member shall withdraw any part of its Capital Contribution.

ARTICLE V
ACCOUNTING AND RECORDS

5.1 Fiscal Year; Company Books.

The Company, for accounting and income tax purposes, shall operate on a calendar year beginning on the 1st day of January each year and ending on the 31st day of December each year. The books of the Company shall be kept on an accrual basis, and the Company shall report its income and loss for federal income tax purposes on a cash or on an accrual basis, as determined by the Management Committee. The Company's books and records shall be maintained at the principal place of business of the Company. The Member shall have access thereto at all reasonable times. The records and books are confidential Company information. The Member shall not disclose any confidential Company information to anyone other than its equity owners, and their respective attorneys, accountants, or other financial advisors. The Member, and its equity owners, shall further have the right to a private audit, provided that it shall be made at the expense of the Member, or its equity owner desiring it, as the case may be, and that it be made at reasonable times, after notice, and during regular business hours.

5.2 Engagement of Independent Accountants.

The Company may engage, at the Company's expense, such independent certified public accountants as the Company may designate to assist in the annual closing of the Company's books and to prepare the Company's informational tax returns, if any.

5.3 Records to be Maintained.

In addition to maintaining the Company's books, the Management Committee shall maintain the following records at the principal office of the Company: (a) a current list of the full name and last known business address of the Member; (b) a copy of the Articles and all amendments thereto; (c) copies of the Company's federal, foreign, state and local income tax returns and reports, if any, for the three most recent years; and (d) copies of this Operating Agreement and all amendments hereto.

ARTICLE VI
ALLOCATIONS AND DISTRIBUTIONS

6.1 Fees and Expenses.

A. The Member and Managers shall be entitled to reimbursement for reasonable out-of-pocket expenses incurred in connection with the business of the Company.

B. The Company shall pay all of its own expenses, including legal, accounting, and such other professional fees and expenses incurred in the operation of the Company.

C. The Management Committee may authorize the payment of salaries and fees which it determines are in the best interests of the Company.

6.2 Distribution of Operating Proceeds.

To the fullest extent possible, the Company shall distribute, from time to time, all available Operating Proceeds to the Member. The Management Committee may not retain Operating Proceeds for any purpose without the prior consent of the Member.

6.3 Limitations on Distributions.

No distribution shall be declared and paid if such distribution would be in contravention of this Operating Agreement, any agreement with an unrelated third party to which the Company is subject (including, but not limited to, agreements governing the terms of indebtedness for borrowed money from institutional lenders) or the laws of the State of Oklahoma.

6.4 Distributions due to the Sale or Exchange of Substantially All of the Company Assets or due to Liquidation.

If the Company has sufficient funds due to the sale or exchange of all, or substantially all of the Company's assets, due to the liquidation or merger of the Company, the distributions shall be in accordance with the following: (i) first, to discharge the Company's obligations to its creditors, including the Member if it is also a creditor, and (ii) second, to the Member.

6.5 Allocations.

At the end of each year of the Company, or at the end of such intervening accounting period(s) as the Management Committee shall elect, all unallocated items of Company income, gain, loss, expense and credit including any gain or loss recognized by the Company on a Capital Transaction, shall be determined for the accounting period then ending and shall be allocated to the Member.

6.6 Determination of Net Income and Net Losses.

Except for various adjustments required under Code Section 704(b) and the Treasury Regulations promulgated thereunder, the net income and net losses of the Company for allocation or distribution purposes shall be determined on a federal income tax basis. The determination by the Company's accountant(s) as to the amount of such net income and net losses shall be binding upon the Member.

ARTICLE VII
MANAGEMENT

7.1 Management

Except as otherwise provided in the Act or this Agreement, the Management Committee shall direct and manage, and shall have full and complete authority and discretion to make any and all decisions concerning the business and affairs of the Company. Managers shall be elected by the Member at the annual meeting of the Company.

A. Number of Managers; Voting. The Management Committee shall be comprised of six (6) Managers. Three (3) of the Managers shall be elected by the Members

whose primary specialty is pain management. Three (3) of the Managers shall be elected by the Members who are surgeons. The Managers shall designate a Chairman from among the Managers. Except as specifically provided in this Agreement, all decisions of the Management Committee shall be made by the vote, approval or consent of a majority of the Managers.

B. Term of Managers. Managers shall be appointed for terms of one (1) year, and until their successors are duly appointed and have qualified.

C. Resignation and Removal. A Manager may resign at any time by giving written notice to the Company. The resignation of a Manager shall take effect upon the receipt of notice or at such time as shall be specified in the notice. The acceptance of the resignation shall not be necessary to make it effective. A Manager may be removed at any time, with or without cause, by the Members who appointed such Manager.

D. Vacancies. If the position of any Manager is vacant for any reason, the Members shall be entitled to fill the vacancy for the remainder of the term in the same manner as in the case of initial appointments of Managers.

7.2 Authority of Management Committee.

A. Authority. No Person or Entity dealing with the Company shall be required to inquire as to the authority of the Management Committee to take any action or to make any decision on behalf of the Company. Only the Management Committee and agents of the Company authorized by the Management Committee shall have the authority to bind the Company.

B. Medical Director. The Management Committee shall determine the terms and conditions of the position of the Medical Director. The Medical Director shall be appointed for a three (3) year term.

7.3 Specific Authority of the Management Committee.

Except to the extent such authority is limited by Sections 3.6, 7.4 or any other action by the Company requiring the affirmative consent of MF USA, including without limitation, those actions described in Sections 3.1, 3.3 and 9.1, the Management Committee shall have all the right, power and authority necessary, appropriate, desirable or incidental to carry out the conduct of the Company's business, including, but not limited to, the right, power and authority:

A. to incur and pay all costs, expenses and expenditures, including payments and reimbursements to Affiliates in accordance with this Operating Agreement, incurred in good faith in the course of the conduct of the Company's business;

B. to finance the operation of the Company's business by causing it to borrow funds upon such terms and conditions as the Management Committee deems proper and to take any and all actions and to execute, acknowledge and deliver all documents in connection therewith; provided, however, that the Management Committee shall have no right or power to create or impose personal liability on the Member

for any of the Company's obligations without the express written consent of such Member;

C. employ and dismiss from employment any and all employees, agents, independent contractors, consultants, appraisers, attorneys and accountants, and to pay such fees, expenses, salaries, wages or other compensation to such person, as the Management Committee determines to be reasonable;

D. to acquire, purchase or contract to purchase, or sell or contract to sell, or to lease or hire any property, real or personal, and to pay the purchase price or make the capital contribution required therefor, for any purposes connected with the Company's business except that the Management Committee may not purchase or contract to purchase any property, real or personal, or enter or incur any liability in excess of Two Hundred and Fifty Thousand Dollars ($250,000) per transaction;

E. to sell, in the ordinary course of business, the Company's property, any other assets of the Company, or any interest therein, at any time upon such terms as the Management Committee determines to be in the best interest of the Company;

F. to pay, extend, renew, modify, submit to arbitration, prosecute, defend or compromise, upon such terms as the Management Committee deems proper and upon any evidence as they may deem sufficient, any obligation, suit, liability, cause of action or claim, either in favor of or against the Company;

G. to withhold and to pay or cause to be paid any and all taxes, charges or assessments that may be levied, assessed or imposed on any of the Property or assets of the Company and/or with respect to the operations of the Company;

H. to invest funds which, in the judgment of the Management Committee, are not immediately required for the conduct of the Company's business, in such investments as may be selected by the Management Committee;

I. to take such other actions as may be necessary to effectuate any authority conferred upon the Management Committee under the terms of this Operating Agreement; and

J. to execute, acknowledge, and deliver any and all instruments to effectuate any and all of the foregoing.

7.4 Limitations on Authority with respect to the Hospital.

The Management Committee shall be authorized to vote the Hospital Units held by the Company, without the consent of the Member. Notwithstanding the foregoing, the Management Committee shall not vote the Hospital Units held by the Company, without the affirmative vote of the Member, with respect to any of the following actions:

A. Amendments to the governing documents of the Hospital, other than amendments of a clerical or inconsequential nature and which do not adversely affect the interests of the Member or its equity owners in any material respect;

B. A merger, consolidation, combination or other material transaction of that nature by the Hospital;

C. A direct or indirect sale of all or substantially all of the assets of the Hospital;

D. Adoption by the Hospital of any plan or proposal for the liquidating, dissolving, reorganizing or recapitalizing or commencing any action seeking relief under any laws relating to bankruptcy, insolvency, conservatorship or relief of debtors;

E. Consummation by the Hospital of an acquisition or acquisitions costing, or entering into material contracts (other than payor contractors and contracts relating to capital expenditures within an approved budget of the Hospital) in excess of $250,000;

F. Entry into lines of business other than those currently carried on by the Hospital;

G. Changes to the fiscal year of the Hospital or material changes to accounting policies or procedures of the Hospital unless required under the applicable generally accepted accounting principles;

H. Taking, or permitting, any action by the Hospital which would prevent the business from continuing on an ongoing basis;

I. Effecting a substantive change to the distribution policy of either the Hospital;

J. Issuing, redeeming, purchasing, transferring or agreeing to the transfer of any Hospital Units of the Hospital, other than the exercises of Exchangeable Interests;

K. Entering into transactions outside of the ordinary course of business of the Hospital;

L. Authorizing or adopting a long-term compensation plan by the Hospital for non-physician senior management of the Hospital;

M. Agreeing to take any of the actions contemplated by subsections (A) through (L) above;

N. Nominating and electing members to the management committee of the Hospital, or removing or causing the removal of any such members; or

O. Modifying the distribution policy of the Hospital.

7.5 Exercise of Exchangeable Interests.

Subject to the limitations set forth herein below, if the Member requests the Company to exchange a certain number of the Exchangeable Interests, the Managers shall take such action as may be necessary to effectuate such exchange and to distribute the IPS Units received thereby to the Member.

A. Restrictions. The Member acknowledges and agrees that the Company's ability to exchange Exchangeable Interests is subject to certain restrictions as set forth in that certain Exchange Agreement, dated as of June 21, 2005 (the "**Exchange Agreement**"), with, among others, MF USA. In particular, the volume restrictions in the Exchange Agreement may require that a minimum quantity of Exchangeable Interests be exercised by the Company and the other subsidiaries of MF USA (the "**Exchange Floor**"), unless the costs associated with such exchange are paid by the Company and, if applicable, the other subsidiaries of MF USA, and that no more than a maximum quantity of Exchangeable Interests may be exercised (the "**Exchange Ceiling**") by the Company, together with the other subsidiaries of MF USA, in any given transaction. In addition to the foregoing restrictions, the Company shall not exercise any Exchangeable Interests, if such exercise would adversely affect the exemption of the Company, or the exemption of the other subsidiaries of MF USA, under the Stark Law.

(i) Limited Exercises. If, because of the foregoing restrictions, the Company cannot exchange the Exchangeable Interests as requested by the Member, the Company shall notify the Member of such inability. Notwithstanding the foregoing, (i) if the limitation relates to an Exchange Ceiling, the Company shall exercise the maximum number of Exchangeable Interests permitted to be exercised by the Company under the terms of the Exchange Agreement and distribute the IPS Units received upon such exercise to the Member, and shall exercise the balance of the Exchangeable Interests requested by the Member to be exchanged as soon as the Company is permitted to do so under the terms of the Exchange Agreement, or (ii) if the limitation relates to an Exchange Floor, the Company shall exercise the Exchangeable Interests solely if the Member, or an equity owner of the Member, provides adequate assurances that he, she or it will pay the costs associated with such exercise.

(ii) Assignment. In the event that the Company is unable to exercise the number of Exchangeable Interests as requested by the Member solely because of the restrictions contained in the Exchange Agreement relating to the Stark Law or similar federal or state law, upon the request of the Member, the Company shall assign, for cash, its right to exercise Exchangeable Interests to a Person permitted to exercise such rights. Upon the Company's receipt of cash from such assignee, the Company shall distribute such cash to the Member in satisfaction of its obligations with respect to such requested exchange.

B. No Liability. Neither the Management Committee nor the Company shall be liable to the Member, or any equity owner of the Member, for any decrease in the value of the Exchangeable Interests or changes in the trading price of the IPS Units on the Toronto Stock Exchange during the time period from when the Member requests the exchange of the Exchangeable Interests and the date on which such exchange occurs.

7.6 Fiduciary and Confidentiality Duties.

Persons elected or appointed to serve as Managers shall carry out their duties and responsibilities in a fiduciary manner and shall maintain the confidentiality of the Company and the Member regarding the business and affairs of the Company.

7.7 Conflicts of Interest.

No Manager shall be required to manage the Company as his or her sole and exclusive function, and a Manager may have other business interests and may engage in other activities in addition to those relating to the Company. The Member and any of its Affiliates may deal with, perform other services for and sell goods or services to the Company or the Hospital without limitations, provided, however, that any compensation for such services or goods shall be limited to amounts and rates customary in the industry.

7.8 Meetings.

Regular or special meetings of the Management Committee shall be held at such time and place as set forth in the notice of the meeting, which notice shall be delivered at least twenty-four (24) hours in advance of the meeting, unless said notice is waived by each Manager. Regular meetings shall be held on a quarterly basis, or a more frequent schedule as the Management Committee agrees. In the absence of the designation of a place, regular or special meetings shall be held at the principal office of the Company. The notice for the special meeting shall include an agenda of items to be discussed. Any meeting may be held by telephone conference or similar communications device, and so long as all Managers participating in such meeting can hear one another, all such Managers shall be deemed to be present in person at such meeting.

7.9 Voting; Quorum.

Except as otherwise provided in this Operating Agreement, a majority of the authorized number of Managers shall constitute a quorum for the transaction of day to day business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the Managers present at a meeting duly held and for which a quorum is present shall be regarded as the act of the Management Committee. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of a Manager, if any action is approved by at least a majority of the required quorum for such meeting.

7.10 Waiver of Notice.

The transactions of any meeting of the Management Committee, however called and noticed or wherever held, shall be as valid as though conducted at a meeting duly held after regular call and notice if a quorum is present and if, either before or after the meeting, each of the Managers not present signs a written waiver of notice, a consent to holding the meeting or an approval of the minutes thereof. The waiver of notice or consent need not specify the purpose of the meeting. All such waivers, consents, and approvals shall be filed with the Company books and records. Notice of a meeting shall also be deemed given to any Manager who attends the meeting without objecting to the lack of notice.

7.11 Adjournment.

A majority of the authorized number of Managers present in person or by telephone, whether or not constituting a quorum, may adjourn any meeting to another time and place.

7.12 Action without Meeting.

Any action required or permitted to be taken by the Managers may be taken without a meeting, if all Managers individually or collectively consent in writing to such action. Such action by written consent shall have the same force and effect as a unanimous vote of the Management Committee. Such written consent or consents shall be filed with the Company books and records.

ARTICLE VIII
DISSOLUTION AND LIQUIDATION

8.1 Dissolution.

The occurrence of any of the following events will constitute a liquidation event ("**Liquidation Event**"):

A. The expiration of any term provided in the Articles.

B. The affirmative vote by the Member.

C. Any other event which would cause a dissolution as set forth in Okla. Stat. tit. 18 § 2037 or 2038.

8.2 Liquidation.

Upon dissolution of the Company, a liquidator or liquidating committee approved by the Management Committee shall be responsible for the liquidation. The Person or Persons who assume such responsibility (whether the Member or not) are referred to herein as the "**Liquidator**". The Liquidator (if other than the Member) shall be entitled to receive such compensation for its services as may be approved by the Member. The Liquidator shall agree not to resign at any time without 15 days' prior written notice to the Member and may be removed at any time, with or without cause, by notice of removal approved by the Member. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be selected by the Member. The right to appoint a successor or substitute Liquidator in the manner provided herein shall be recurring and continuing for so long as the functions and services of the Liquidator are authorized to continue under the provisions hereof, and every reference herein to the Liquidator will be deemed to refer also to any such successor or substitute Liquidator appointed in the manner herein provided. Except as expressly provided in this Article, the Liquidator appointed in the manner provided herein shall have and may exercise without further authorization or consent of any of the parties hereto, all of the powers conferred upon the Member under the terms of this Operating Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the

duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of the Company. The Liquidator shall, subject to all of the limitations placed on the powers and rights of the Member, liquidate the assets of the Company, and apply and distribute the proceeds of such liquidation, together with any remaining cash available for distribution, in the following order of priority, unless otherwise required by mandatory provisions of applicable law:

A. To those liabilities of creditors including the Member if it is also a creditor, in the order of priority provided by law, except those liabilities to the Member on account of its Capital Contribution; and

B. The balance, to the Member.

Unless the Member shall otherwise determine, all of the Liquidating Distributions shall be made to the Member in cash, or in kind, or partly in cash or in kind, as determined by vote of Management Committee.

8.3 Filing of Articles of Dissolution.

Upon the completion of the distribution of Company Property, articles of dissolution shall be filed if required by the Act.

8.4 Return of Capital.

The return of the Member's Capital Contribution shall be made solely from Company assets.

ARTICLE IX
MISCELLANEOUS

9.1 MF USA.

MF USA has been admitted as a member without a Membership Interest in the Company and has no rights as a member to vote, provide consents or approvals (except as expressly provided in this Operating Agreement), designate a member of the Management Committee, receive allocations of profits or losses, distributions or any other rights ordinarily granted to a member of a limited liability company. MF USA's rights are limited to those rights specifically provided in this Operating Agreement. MF USA has no right, authority or obligation to withhold or remit taxes, charges or assessments of any kind related in any way to the Company, its Property, assets or operations.

9.2 MF USA Approval Rights.

Notwithstanding anything to the contrary contained herein, the Company shall not sell, transfer, exchange, pledge, encumber, or otherwise convey, directly or indirectly any Hospital Units, other than the exchange of Exchangeable Interests, without the prior written consent of MF USA.

9.3 Notices and Addresses.

Unless otherwise stated, all notices required to be given under this Operating Agreement shall be in writing and shall be mailed or shall be hand delivered to the Member. Such notices as are mailed shall be mailed to the Member at the addresses set forth on its signature page after the signature of such Member below, or at the address given by the Member to the Company and maintained in the office of the Company. Any notices to be sent to the Company shall be mailed to the office of the Company or at such other address as the Company may specify in a notice sent to the Member.

9.4 Law Governing.

This Operating Agreement shall be governed by and construed in accordance with the laws and decisions of the State of Oklahoma.

9.5 Amendments.

This Operating Agreement may only be amended with the written consent of the Member, provided that MF USA's consent shall be required with respect to amendments that adversely affect the rights of MF USA in any material respect.

9.6 Successors and Assigns.

This Operating Agreement and all the terms and provisions hereof shall be binding upon and inure to the benefit of the Member and MF USA and their successors and assigns.

9.7 Counterparts.

This Operating Agreement may be executed in multiple counterparts, each of which shall be an original, but all of which shall constitute one instrument.

9.8 Modifications to be in Writing.

This Operating Agreement constitutes the entire understanding of the parties hereto with respect to the subject matter hereof, and no amendment, modification or alteration of the terms hereof shall be binding unless the same be in writing and adopted in accordance with the provisions of Section 9.5 hereof.

9.9 Captions.

The captions herein are inserted for convenience of reference only and shall not affect the construction of this Operating Agreement.

9.10 Validity and Severability.

If any provision herein shall be held invalid or unenforceable, such decision shall not affect the validity or enforceability of any other provisions hereof, all of which other provisions shall, in such case, remain in full force and effect.

IN WITNESS WHEREOF, the undersigned have executed this Operating Agreement as of the date first above written.

[REMAINDER OF PAGE IS INTENTIONALLY LEFT BLANK]

MEDICAL FACILITIES HOLDINGS (USA), LLC SIGNATURE PAGE

Medical Facilities Holdings (USA), LLC, has executed this Operating Agreement as of the date set forth hereinabove.

MEDICAL FACILITIES HOLDINGS (USA), LLC

By: *(signed) "Seymour Temkin"*
Its: Chairman

By: *(signed) "Michael Salter"*
Its: Chief Financial Officer

OSH HOLDINGS, LLC SIGNATURE PAGE

OSH Holdings, LLC has executed this Operating Agreement as of the date set forth hereinabove.

OSH HOLDINGS, LLC

By: *(signed) "Kevin Blaylock"*
Its: Chief Executive Officer

GOODMANS\\5156910.9

OPERATING AGREEMENT

OF

OSH HOLDINGS, LLC

TABLE OF CONTENTS

OPERATING AGREEMENT OF
OSH HOLDINGS, LLC

THIS OPERATING AGREEMENT (the "**Operating Agreement**" or "**Agreement**") of **OSH HOLDINGS, LLC**, an Oklahoma limited liability company (the "**Company**"), is made and entered into by and among those persons identified on the signature pages hereto as members hereof, the Company, and **MEDICAL FACILITIES HOLDINGS (USA), LLC**, a Delaware limited liability company ("**MF USA**"), effective as of this 21st day of June, 2005. Certain capitalized terms used herein are defined in Article II herein below.

WHEREAS MF USA acquired an interest in the Hospital (as defined below) pursuant to an agreement of purchase and sale (the **"Purchase Agreement"**) dated June 2, 2005;

AND WHEREAS pursuant to the terms of the Purchase Agreement, the members of the Hospital who agreed to sell a portion of their interest in the Hospital to MF USA (the **"Vendors"**) also agreed to transfer their remaining retained interest in the Hospital to the Company in exchange for membership interests in the Company;

AND WHEREAS as partial consideration for the purchase price paid for the Vendors' interest in the Hospital as contemplated under the Purchase Agreement, MF USA has been admitted as a member without a membership interest in the Company as provided for by OKLA. STAT. tit. 18, §§ 2017(D) and 2023, for the limited purpose of granting to MF USA certain approval and other rights as expressly set forth herein;

NOW THEREFORE, the parties hereto agree as follows:

ARTICLE I
GENERAL PROVISIONS

1.1 Formation; Effective Date.

The Company has been organized as an Oklahoma limited liability company by the filing of Articles under and pursuant to the Act and the issuance of a Certificate of Limited Liability Company for the Company by the Secretary of State of Oklahoma (the "**Certificate**"). This Agreement shall become effective upon the signing of this Agreement by all of the parties hereto.

1.2 Name.

The name of the Company is OSH HOLDINGS, LLC.

1.3 Agreement.

For and in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Members executing this Agreement hereby agree to the terms and conditions of this Agreement, as it may from time to time be amended according to its terms. To the extent any

provision of this Agreement is prohibited or ineffective under the Act, this Agreement shall be considered amended to the smallest degree possible in order to make the Agreement effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make any provision of this Agreement that was formerly invalid valid, such provision shall be considered to be valid from the effective date of such interpretation or amendment. The Members hereby agree that each Member and MF USA shall be entitled to rely on the provisions of this Agreement, and no Member nor MF USA shall be liable to the Company or to any Member for any action or refusal to act taken in good faith reliance on the terms of this Agreement. The Members, MF USA and the Company hereby agree that the duties and obligations imposed on the Members of the Company as such shall be those set forth in this Agreement, which is intended to govern the relationship among the Company, the Members and MF USA.

1.4 Registered Office; Registered Agent; Principal Office in the United States; Other Offices.

The registered office of the Company required by the Act to be maintained in the State of Oklahoma shall be the office of the initial registered agent named in the Articles or such other office (which need not be a place of business of the Company) as the Members may designate from time to time in the manner provided by law. The registered agent of the Company in the State of Oklahoma shall be the initial registered agent named in the Articles or such other Person or Persons as the Members may designate from time to time in the manner provided by law. The principal office of the Company in the United States shall be at such place as the Members may designate from time to time, which need not be in the State of Oklahoma. The principal place of business of the Company shall be at such place as the Members may designate from time to time, which shall be in the State of Oklahoma. The Company may have such other offices as the Members may designate from time to time.

1.5 Purposes.

The Company may engage in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company was formed for the purpose of owning equity interests in entities organized within the United States which entities may directly or indirectly own and operate ambulatory surgical centers, specialty hospitals or other medical facilities within or outside the United States, including, without limitation, the Hospital. The Company shall have the authority to do all things necessary or convenient to accomplish its purpose and operate its business as described herein.

1.6 Term.

The Company commenced its existence on the date the Secretary of State of Oklahoma issued the Certificate for the Company, and the term of the Company shall be perpetual, unless the Company shall be dissolved sooner and its affairs wound up in accordance with the Act or this Agreement.

ARTICLE II
DEFINITIONS

2.1 **Definitions.**

As used in this Operating Agreement, the following terms have the following meanings:

(a) "**Act**" means the Oklahoma Limited Liability Company Act and any successor statute, as amended from time to time.

(b) "**Additional Member**" means a Member other than an Initial Member who has acquired a Membership Unit from the Company in accordance with the terms of this Agreement.

(c) "**Affiliates**" means any group, entity or individual who is connected with, or associated with the Facility, a Member or any other hospital owned or managed by the Company.

(d) "**Agreement**" means this Operating Agreement of OSH Holdings, LLC, as the same may be amended, restated or otherwise modified from time to time.

(e) "**Articles**" means the Articles of Organization filed with the Secretary of State of Oklahoma on May 19, 2005, under which the Company was organized as an Oklahoma limited liability company under and pursuant to the Act.

(f) "**Bankruptcy**" means, with respect to a Member, the filing of a petition in bankruptcy, whether voluntary or involuntary, or the taking advantage of any bankruptcy or insolvency laws, or being adjudicated a bankrupt, or the filing of a petition or an answer proposing the adjudication of such Member as a bankrupt and such Member consents to the filing thereof or the same is not discharged or denied within sixty (60) days of the filing thereof.

(g) "**Business Day**" means any day other than a Saturday, a Sunday, or a holiday on which national banking associations in the State of Oklahoma are closed.

(h) "**Capital Account**" means the account maintained for a Member determined in accordance with Article VI.

(i) "**Capital Contribution**" means any contribution of Property made by or on behalf of a Member.

(j) "**Capital Transaction**" means a sale, exchange, or other disposition of Company Property for value, other than in the ordinary course of the Company business including an involuntary conversion by condemnation, casualty or otherwise, on which gain or loss is recognized by the Members for federal income tax purposes or a refinancing of Company property.

(k) "**Capital Transaction Proceeds**" means all cash received by the Company from a Capital Transaction (including any interest on cash to be received) less the sum of (i) all expenses paid or incurred by the Company in connection with such Capital Transaction, (ii) amounts applied to repayment of indebtedness, (iii) capital expenditures made from the proceeds of such a Capital Transaction, and (iv) such additions to reserves for capital expenditures as the Members may determine to be necessary. All amounts released from such reserves for capital expenditures shall be deemed to be Capital Transaction Proceeds.

(l) "**Centers**" means, the Oklahoma Spine Hospital, L.L.C., Black Hills Surgery Center, LLP, Sioux Falls Surgical Center, LLP, and Dakota Plains Surgical Center, LLP.

(m) "**Class A Membership Interests**" means the membership interest in the Company held by a Member at any particular time, including the right of such Member to the Member's share of profits and losses, the right to receive distributions and any and all benefits to which a Member holding Class A Membership Interests may be entitled or provided under this Agreement together with the obligations of such Member to comply with all provisions of this Agreement, which Class A Membership Interests may be repurchased by the Company at the option of the holder thereof as set forth in Article XI below.

(n) "**Class A Membership Unit**" means the membership unit(s) issued by the Company to a Member representing his or her Class A Membership Interests. The initial Class A Membership Interests, and the corresponding Class A Membership Units, are set forth on **Schedule "A"** hereto.

(o) "**Class B Membership Interests**" means the membership interest in the Company held by a Member at any particular time, including the right of such Member to the Member's share of profits and losses, the right to receive distributions and any and all benefits to which a Member holding Class B Membership Interests may be entitled or provided under this Agreement together with the obligations of such Member to comply with all provisions of this Agreement, which interests are not subject to the repurchase rights set forth in Article XI below, but in all other respects are equal to the rights and obligations of the Class A Membership Interests.

(p) "**Class B Membership Unit**" means the Membership Unit(s) issued by the Company to a Member representing his or her Class B Membership Interests. The initial Class B Membership Interests, and the corresponding Class B Membership Units, are set forth on **Schedule "B"** hereto.

(q) "**Code**" means the Internal Revenue Code of 1986 and any successor statute, as amended from time to time.

(r) "**Company**" means OSH Holdings, LLC, a Oklahoma limited liability company.

(s) "**Contribution Agreement**" has the meaning set out in Section 6.1

(t) "**Dispose**", "**Disposing**", or "**Disposition**" means a sale, assignment, transfer, exchange, mortgage, pledge, grant of a security interest, or other disposition or encumbrance (including, without limitation, by operation of law), or the acts thereof.

(u) "**Effective Date**" shall mean the effective date of this Agreement, which shall be the date of the closing of the purchase of membership units in the Hospital by MF USA in accordance with the terms of that certain Purchase Agreement, dated June 2, 2005, among MFC, MF USA and certain then members of the Hospital.

(v) "**Entity**" means any general partnership, limited partnership, limited liability partnership, limited liability limited partnership, limited liability company, corporation, joint venture, association or a trust.

(w) "**Exchange Agreement**" has the meaning set out in Section 11.2.

(x) "**Exchange Date**" means the third Business Day after the public release of MFC's financial information for the immediately preceding fiscal quarter, in the case of the first, second and third fiscal quarters or year-end, in the case of the fourth fiscal quarter, as the case may be.

(y) "**Exchangeable Interests**" means the ownership interests held by Subco (and indirectly by the Company through its ownership interest in Subco) in the Hospital which are exchangeable by Subco for IPS Units.

(z) "**Facility**" means the specialty hospital owned and operated by the Hospital.

(aa) "**Hospital**" means the Oklahoma Spine Hospital, L.L.C., an Oklahoma limited liability company.

(bb) "**IPS Units**" means Income Participating Securities issued by MFC.

(cc) "**Initial Member**" means those persons identified on **Schedule "A"** and **Schedule "B"** attached hereto and made a part hereof by this reference and who, as of the date hereof, have executed this Agreement directly or through an agent with full power and authority to do so.

(dd) "**Management Committee**" has the meaning set out in Section 10.1.

(ee) "**Manager**" means each individual elected or appointed pursuant to this Agreement to be a member of the Management Committee.

(ff) "**Member**" means each Initial Member and Additional Member.

(gg) "**Membership Interests**" means the Class A Membership Interests and the Class B Membership Interests collectively, or individually, as the context so requires.

(hh) "**Membership Units**" means the Class A Membership Units and the Class B Membership Units collectively, or individually, as the context so requires.

(ii) "**Membership Unit Price**" means the fair market value of a Class A Membership Unit or Class B Membership Unit, as the case may be, as determined by the Management Committee in accordance with the terms of this Agreement.

(jj) "**MFC**" means Medical Facilities Corporation, a corporation continued under the laws of British Columbia, Canada.

(kk) "**MF USA**" means Medical Facilities Holdings (USA), LLC, a Delaware limited liability company.

(ll) "**Net Losses**" means the losses of the Company determined in accordance with accounting principles consistently applied from year to year employed under the method of accounting adopted by the Company and as reported separately or in the aggregate, as appropriate, on the tax return of the Company filed for federal income tax purposes.

(mm) "**Net Profits**" means the income of the Company determined in accordance with accounting principles consistently applied from year to year employed under the method of accounting adopted by the Company and as reported separately or in the aggregate, as appropriate, on the tax return of the Company filed for federal income tax purposes.

(nn) "**Non-Compete Agreement**" means, as the case may be, (i) that certain Non-Solicitation, Non-Disclosure and Non-Compete Agreement, with an effective date of June 21, 2005, by and among each Initial Member, the Company, Subco and MF USA, or (ii) any agreement containing the same terms and conditions as the foregoing described agreement, executed subsequent to the Effective Date by an Additional Member, the Company, Subco and MF USA.

(oo) "**Operating Proceeds**" means all cash received by the Company in the ordinary course of its business (exclusive of loan proceeds and Capital Contributions of Members) less the sum of (i) all expenses paid by the Company, (ii) amortization of principal of indebtedness, and (iii) amounts paid for capital improvements to the Facility exclusive of improvements paid from Capital Transaction Proceeds.

(pp) "**Percentage Interest**" means, as to any Member as of any date, the percentage set forth after the Member's name on Schedule A, as amended from time to time in accordance with this Agreement, which shall equal, as of such date, the number of Membership Units owned by such Member as of such date, divided by the total number of issued and outstanding Membership Units owned by all the Members as of such date.

(qq) "**Permanently Disabled**" means a degree of physical or mental impairment which substantially and permanently prevents the Member from satisfactorily performing the usual and customary functions and duties associated with the

professional, medical or related practice (including dentistry) for which the Member is licensed.

(rr) "**Person**" includes an individual or an Entity (whether domestic or foreign).

(ss) "**Physician**" means an individual person who is licensed to practice medicine in the State of Oklahoma and who is a member of the medical staff of the Facility operated by the Hospital and has privileges with respect to such Facility.

(tt) "**Physician Member**" means a Member who is also a Physician.

(uu) "**Physician Representative**" means a Physician who (i) owns an equity interest in a Member that is an entity, or (ii) is the trustee and beneficiary of a revocable trust and satisfies the criteria for membership in the Company as an individual Member. The Physician Representative must be authorized by the governing body of the Member to serve as the Member's exclusive representative in any matter related to the Company. Only the Physician Representative may attend Company meetings, vote the Member's Units on behalf of the Member, inspect the books and records of the Company on behalf of the Member or request a meeting of the Members. A Member shall require its Physician Representative to execute an agreement to be bound by certain provisions of this Agreement in the form of Exhibit B.

(vv) "**Proceeding**" means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(ww) "**Property**" means any property, real or personal, tangible or intangible, including money and any legal or equitable interest in such property, but excluding services and promises to perform services in the future.

(xx) "**Reserve**" has the meaning set out in Section 3.3.

(yy) "**Retires**" means, for purposes of this Agreement, a Person who retires from the active practice of medicine.

(zz) **"Stark Law"** means 42 U.S.C. §1395 nn, as the same may be amended from time to time.

(aaa) "**Subco**" means OSH Subco, LLC, an Oklahoma limited liability company.

(bbb) "**Vote**" means a vote by the Members holding outstanding Membership Units, and for each such vote, each outstanding Membership Unit shall be entitled to one vote, and for purposes of this Agreement, "**Majority Vote**" shall mean a vote which equals 50% plus one (1) of the outstanding Membership Units, and "**Two-Thirds Vote**" shall mean a vote which equals $66^{2/3}$% of the outstanding Membership Units.

Other terms defined herein shall have the meanings as provided in this Agreement.

ARTICLE III
CLASSIFICATION OF MEMBERSHIP UNITS

3.1 Classification.

The Company shall be authorized to issue two classes of Membership Units: Class A Membership Units and Class B Membership Units. The Class A Membership Units and the Class B Membership Units shall be equal in all respects, except that the Class A Membership Units shall be repurchased by the Company upon the request of the holder thereof as provided in Article XI below, subject to the restrictions set forth therein.

3.2 Issuance.

The Class A Membership Units shall only be issued to the Initial Members, provided that, if any Class A Membership Units become available for reissuance as set forth in Section 3.3 below, then such Class A Membership Units may be issued to any other Member of the Company.

3.3 Clarification Regarding Class A Units

Pursuant to the Exchange Agreement, Subco has the right to require MFC to issue IPS Units to Subco in exchange for a limited number of the membership units of the Hospital. Subject to the terms of the Exchange Agreement and Article XI of this Operating Agreement, it is the intent of the parties to this Agreement that the number of Class A Membership Units of the Company shall be equal to the number of membership units of the Hospital that are currently exchangeable into IPS Units.

3.4 Reserve of Class A Membership Units.

If any Class A Membership Units shall be acquired by the Company for any consideration other than consideration obtained by Subco's exercise of Exchangeable Interests, such Class A Membership Units shall be held by the Company and shall be available for reissuance by the Company to initial Members or Additional Members as determined by the Management Committee in its sole discretion. If, at any time, such Class A Membership Units have been so acquired by the Company, but have not been reissued to any Member (the "**Reserve**"), the Class A Membership Interests represented thereby shall not be allocated any profits or losses, nor shall such Class A Membership Units be entitled to voting or other rights until such time as such Class A Membership Units have been reissued by the Company. During any time such Class A Membership Units are held in Reserve, such Class A Membership Units shall not be deemed to be outstanding for any purposes under this Agreement.

3.5 No Pre-emptive Rights.

No Member shall have any pre-emptive or similar rights to acquire or subscribe for any reissuances of Class A Membership Units or additional Class B Membership Units that may be issued by the Company from time to time.

ARTICLE IV
LIABILITY OF MEMBERS

4.1 **Liability of Members.**

(a) Except as set forth in any personal guaranties (if any) executed by a Member, no Member nor MF USA shall be liable due to his, her, or its standing as a Member, as such, for the liabilities, debts, or obligations of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members or MF USA for liabilities, debts or obligations of the Company.

(b) Except as otherwise expressly provided by the Act or herein, no Manager or Member or MF USA shall be liable, responsible or accountable in damages or otherwise to the Company, or to any Member for any acts or omissions performed or omitted in good faith and in a manner reasonably believed by the Manager or Member to be within the scope of the authority conferred upon him or it by this Agreement and in the best interests of the Company. Specifically, and without limiting the scope of the foregoing, the Manager or Member shall not be liable, responsible or accountable in damages or otherwise to the Company or any other Member for any action taken by the Manager or Member, in good faith, including, but not limited to, any actions taken by the Manager or Member as "tax matters partner" in connection with the examination by the Internal Revenue Service of the Company's Federal partnership tax return or the determination, protest, adjustment or adjudication of any Federal or state income tax liability of any Member resulting from the Company.

4.2 **Indemnification of Members and Management Committee.**

(a) The Company, to the fullest extent permitted by law, shall indemnify and hold harmless each Member, each Manager, MF USA, and all officers, directors, trustees, members (their heirs, successors, assigns, administrators, and personal representatives of such Member), employees, and agents of Members, MF USA, and the members on the Management Committee (individually, an "**Indemnitee**") from and against any and all losses, claims, demands, costs, damages, liabilities, expenses of any nature (including attorneys' fees and disbursements), judgments, fines, settlements, and other amounts arising from any and all claims, demands, or Proceedings in which an Indemnitee may be involved, or threatened to be involved, as a party or otherwise, arising out of or incidental to the business of the Company including liabilities under the federal and state securities laws, regardless of whether an Indemnitee continues to be a Member, a Manager, or an officer, director, trustee, partner, employee, or agent of a Member at the time any such liability or expense is paid or incurred, unless such claim, demand or Proceeding constituted a breach of the Indemnitee's duty of loyalty, was not in good faith, involved intentional misconduct or knowing violation of law, resulted in the receipt of an improper benefit or constituted recklessness.

(b) Expenses (including attorney fees, disbursements and expenses) incurred in defending any Proceeding specified in Subsection (a) of this Section shall be paid by the Company in advance of the final disposition of such Proceeding upon receipt of an undertaking (which need not be secured) by or on behalf of the Indemnitee. The Indemnitee shall repay such amount if it shall ultimately be determined, by a court of competent jurisdiction or otherwise, that the Indemnitee is not entitled to be indemnified by the Company hereunder.

(c) The indemnification provided by this Section shall be in addition to any other rights to which each Indemnitee may be entitled under any agreement or Majority Vote of the Members, as a matter of law or otherwise, both as to action in the Indemnitee's capacity as a Member, a Manager, or as an officer, director, trustee, partner, employee, or agent of the Member, officer, and to action in another capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns, administrators, and personal representatives of such Indemnitee.

(d) The Company may purchase and maintain insurance on behalf of any one or more Indemnitees, and other such Persons as the Members shall determine, against any liability which may be asserted against or expense which may be incurred by such Person in connection with the Company's activities, whether or not the Company would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) Any indemnification hereunder shall be satisfied solely out of Company Property and the Members shall not be subject to personal liability by reason of these indemnification provisions.

(f) An Indemnitee shall not be denied indemnification in whole or in part under this Section because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(g) The provisions of this Section are for the benefit of the Indemnitees and the heirs, successors, assigns, administrators, and personal representatives of the Indemnitees and shall not be deemed to create any rights for the benefit of any other Persons.

ARTICLE V
ADMISSION OF MEMBERS; RIGHTS AND DUTIES OF MEMBERS; PERMISSIBLE RELATIONSHIPS

5.1 Admission of Additional Members.

The Members, with MF USA's consent, shall make all determinations as to admission of Persons as Members of the Company and issuances of Membership Units. Notwithstanding the foregoing, the Members may sell, without MF USA's consent, Membership Units to any person who satisfies the qualifications, conditions and criteria set forth in this

Article. Unless otherwise approved by the Managers or provided in this Agreement, no person shall be entitled to become or remain a Member unless (a) such person continuously satisfies the qualifications, conditions and criteria as may be established from time to time by the Managers and (b) all representations and warranties of the Member contained in this Agreement are true and correct when made and continue to be true and correct at all times during the term of this Agreement. The criteria for membership and the representations and warranties set forth in this Article shall not be applicable to an initial Member who is not a physician who is admitted as a Member at the time of the formation of the Company As a condition to admitting any Additional Member, such Person must execute and deliver a joinder to this Agreement pursuant to which such Additional Member agrees to be bound by all the terms and conditions hereof, a Non-Compete Agreement and any other agreements or documents as determined by the Members. Notwithstanding the foregoing, in no event shall the Members admit any Person as a Member of the Company if such admission would adversely impact the Hospital's compliance with or status with respect to the Stark Law, including without limitation if such admission would result in an increase in the number of physicians (or immediate family members of physicians) who directly or indirectly own interests in the Hospital ("**Physician Investors**") over the number of Physician Investors as of November 18, 2003, that would, as a result, restrict any Physician Investor from referring Medicare beneficiaries and Medicaid recipients for care, services or treatment at the Hospital.

5.2 **<u>Representations and Warranties of Members</u>**

Subject to the provisions of Section 5.1, each Member hereby represents and warrants to, and covenants with, the Company as follows:

(a) He or she is duly licensed to practice medicine in the State of Oklahoma and will keep such license current and in good standing so long as he or she is a Member.

(b) Except as disclosed in writing to the Company, his or her license to practice medicine has not been suspended, restricted or revoked in any state.

(c) He or she has and will maintain at all times all necessary narcotics and controlled substances licenses as may be required for his or her practice and to provide medical services to patients.

(d) He or she is qualified and currently competent as a physician to provide medical services to patients at the Hospital.

(e) He or she will continuously maintain Medical Staff membership with unrestricted clinical privileges at the Hospital so long as he or she is a Member.

(f) He or she participates in the Medicare and Medicaid programs and will continue such participation so long as he or she is a Member.

(g) He or she will promptly complete such reports and prepare all medical records required by the Company and in accordance with good medical practice.

(h) He or she will promptly and continuously attend to patients at the Hospital in accordance with good medical practice.

(i) He or she will provide medical care and services and render care to patients in accordance and in the manner consistent with the highest medical standards; will conduct himself or herself in a manner consistent with the principles of medical ethics of the American Medical Association or the American Osteopathic Association, as applicable; and will comply with all rules, regulations, bylaws, procedure manuals and other similar documents as may be required by the Company.

(j) Except as disclosed in writing to the Company, he or she has never been reprimanded, sanctioned or disciplined by any licensing board or state or local medical society or specialty board.

(k) Except as disclosed in writing to the Company, his or her medical staff membership or clinical privileges at any hospital or other health care facility have never been involuntarily suspended, curtailed or revoked based on factors relating to competence or professional conduct.

(l) All information furnished to the Company concerning his or her qualifications, credentials, educational background, professional experience and competence, and professional abilities is true and correct in all respects.

(m) There is no agreement, contract or provision which restricts or limits him or her from providing medical or surgical care or services in the Oklahoma City metropolitan area.

(n) He or she will continually work to improve the quality of, and maintain a reasonable cost for, medical care provided to patients who may be served at the Hospital.

(o) He or she will participate in performance improvement programs, quality assessment and improvement programs, utilization management, and clinical risk management activities established or approved by the Company.

(p) He or she will immediately notify the Company of: (i) any change of business address; (ii) any action by any licensing body, certification board, professional review body, hospital, governmental agency, PRO, professional society or other organization revoking, suspending, denying, limiting, restricting or otherwise adversely affecting his or her ability to practice medicine or any clinical privileges, staff appointment or membership; (iii) a judgment against, or a payment in settlement made by or on behalf of, him or her in any action which involves the negligence, professional liability, professional misconduct, or other activities pertaining in any way to the practice of medicine; (iv) any notice, hearing or action of any professional review organization or professional review body concerning his or her competence or professional conduct or rendition of medical care; (v) adjudication as bankrupt; (vi) indictment, arrest or conviction

for a felony or for any criminal charge related to the practice of medicine; (vii) any information which would materially change any of the representations that are set forth in this Agreement or in any credentialing information provided or submitted to the Hospital; (viii) any filing with the National Practitioner Data Bank; and (ix) any sanction imposed by the Medicare or Medicaid programs.

(q) He or she will promptly furnish to the Company and its lenders financial statements, tax returns, and other information to the extent required under loan agreements or financing arrangements of the Company.

5.3 Active Participation.

The Company may not permit ownership of Membership Units as passive investments. Each individual Member and each Physician Representative must actively participate in the business and affairs of the Company and must actively be engaged in the full-time practice of medicine. Active participation in the business of the Company may include the following:

(a) Actively participating in the business management or clinical management of the business;

(b) Serving on committees and task forces as established or designated by the Managers;

(c) Participating in a performance improvement, quality assessment and improvement, utilization management, risk management, and other management activities of the Facility;

(d) Assisting in the development of clinical practice guidelines for the Facility;

(e) Assisting the Company in complying with the laws and regulations of federal, state and local governments and standards for certification or accreditation;

(f) Evaluating and recommending cost-savings measures related to the Facility;

(g) Assisting the Company in developing capital and operating budgets; and

(h) Participating in outreach activities, education and training.

5.4 Withdrawal of Members.

A Member may withdraw from the Company as a Member at any time by (i) delivering a written notice to the Company advising it of his, her or its withdrawal as a Member and (ii) tendering his, her or its Membership Units to the Company for cancellation, provided that the Company shall not be obligated to pay the fair market value for such Membership Units unless such Member has followed the procedures set forth in Article XII of this Agreement. MF USA may withdraw from the Company at any time by delivering a written notice to the Company advising of its withdrawal as a member. Upon receipt of the foregoing,

except as may otherwise be provided in Article XII of this Agreement if such Article XII is applicable, such Member shall no longer be deemed a Member of the Company and shall no longer be entitled to receive distributions or exercise any management rights.

5.5 Annual Meeting.

The annual meeting of the Members of the Company shall be held by the end of May of each year on a date and time and place as determined by the Management Committee, for the purpose of electing Managers and such other business as may be properly brought at such meeting. Immediately following the annual meeting of the Members, the Management Committee shall hold a regular meeting for purposes of organization, the election of officers, if any, and the transaction of other business.

5.6 Special Meetings.

Special meetings of the Company may be called by the Management Committee or by the holders of 20% of the outstanding Membership Units in the Company. The notice advising the Members of a special meeting shall state the matters to be discussed. No business may be transacted at such special meeting otherwise than as specified in such notice.

5.7 Place and Manner of Meeting.

All meetings of the Members shall be held at such time and place, within or outside the State of Oklahoma, as shall be stated in any notice of any meeting or in a duly executed waiver of notice thereof. Members may participate in such meetings by means of conference telephone or similar communications equipment and such participation in a meeting shall constitute presence in person at such meeting.

5.8 Notice.

All notices may be given in writing or orally but not less than twenty-four (24) hours prior to any such meeting. Written notice may be given by facsimile, electronic mail, hand delivery or by U.S. Mail. If such written notice is by U.S. Mail, it shall be sent by first-class mail, postage prepaid, and addressed to the last known address of each Member, and shall be effective on the date of receipt or on the third day after mailing, whichever is earlier. Notice sent by facsimile, electronic mail or hand delivery shall be deemed delivered on the date such notice is delivered. Attendance at any meeting, by person or by proxy, shall constitute a waiver of any such notice and such Member shall be bound by the proceedings conducted at such meeting in all respects as if due notice thereof had been given.

5.9 Voting and Quorum.

Members represented either in person or by proxy holding fifty percent (50%) of the outstanding Membership Units plus one (1) outstanding Membership Unit shall constitute a quorum at a meeting of Members. At any meeting of the Members at which a quorum is present, the casting of fifty percent (50%) of the Membership Units plus one (1) Membership Unit represented at such meeting shall be deemed the act of the Members, unless the vote of a greater proportion or number is required by this Agreement or the Act. Except as otherwise provided in

this Agreement, actions taken at a Member meeting where a quorum is present shall bind all Members as to the decisions made at such meeting.

5.10 Withdrawal of Quorum.

The Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Members to leave less than a quorum.

5.11 Voting of Membership Interest.

Each outstanding Membership Unit shall be entitled to one vote on each matter submitted to a vote at a meeting of Members, except to the extent that the voting rights of the Membership Unit are limited or denied by the Articles or by law. A Member may vote either in person or by proxy executed in writing by the Member or by his duly authorized attorney in fact.

5.12 Proxies.

At all meetings of Members, a Member may vote by proxy executed and signed in writing by the Member or by his, her or its duly authorized attorney in fact. Such proxy shall be filed with the secretary of the Company before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution. The Member executing the proxy shall have the right at any time to withdraw the proxy authority, if so done in writing and delivered to the proxy holder.

5.13 Actions to be Authorized by the Members.

In addition to the matters set forth in Section 10.4 of this Agreement, the following actions of the Company must be authorized by a Two-Thirds Vote:

(a) A merger, consolidation, combination or other material transaction of that nature by the Company;

(b) A direct or indirect sale of all or substantially all of the assets of the Company;

(c) Adoption by the Company of any plan or proposal for the liquidating, dissolving, reorganizing or recapitalizing or commencing any action seeking relief under any laws relating to bankruptcy, insolvency, conservatorship or relief of debtors;

(d) Consummation by the Company of an acquisition or acquisitions costing, or entering into material contracts in excess of $50,000;

(e) Entry into lines of business other than those currently carried on by the Company;

(f) Changes to the fiscal year of the Company or material changes to accounting policies or procedures of the Company unless required under the applicable generally accepted accounting principles;

(g) Taking, or permitting, any action which would prevent the business of the Company from continuing on an ongoing basis;

(h) Effecting a substantive change to the distribution policy of the Company;

(i) Entering into transactions outside of the ordinary course of business of the Company;

(j) Approval of the annual budget and any changes thereto;

(k) Subject to MF USA's consent, the admission of a new Member;

(l) The issuance of additional Membership Units to Members, or a decision to expel a Member.

(m) Subject to MF USA's consent, a decision to redeem all or part of the Membership Units of a Member; or

(n) Agreeing to take any of the foregoing action.

5.14 Action Without Meeting.

Any action required to be taken at an annual or special meeting of the Members, or any action which may be taken at a meeting of the Members, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the actions so taken, shall have been signed by the number of Members required to approve such action, as if a vote had been taken. Every written consent pursuant to this section shall become effective at the time and remain effective for the period specified in the writing. A telegram, facsimile, electronic mail or similar transmission by a Member, or a photographic, photostatic or similar reproduction of a writing signed by a Member, shall be regarded as signed by the Member for purposes of this section. Prompt notice of the taking of any action by Members without a meeting by less than unanimous written consent shall be given to those Members who did not consent in writing to the action.

5.15 Notices from Members.

Members agree to notify the Management Committee of all inquiries from the State Board of Medical Examiners or any other Board or agency which may adversely affect the practitioner's license(s) or the Member's ability to perform services at the Facility.

5.16 Representations and Warranties.

Each Member hereby represents and warrants to the Company and each other Member that: (a) the Member is acquiring its interest in the Company for the Member's own account as an investment and without an intent to distribute the interest; and (b) the Member acknowledges that the interests have not been registered under the Securities Act of 1933 as amended, or any state securities laws, and may not be resold or transferred by the Member without appropriate registration or the availability of an exemption from such requirements.

5.17 Permissible Relationships.

The Members acknowledge and understand that the operations of the Hospital, and the indirect ownership of the membership units in the Hospital, are subject to various state and federal laws regulating permissible relationships between the Members and Entities such as the Company or the Hospital, including 42 U.S.C. § 1320a-7(b) (the "**Fraud and Abuse Statute**"), 42 U.S.C. § 1395nn (the "**Stark Law**"). It is the intent of the Members that the Hospital and the Company operate in a manner consistent with the foregoing statutes. The Members further acknowledge that referrals to the Facility are intended to be in compliance with the Stark Law exception provided in 42 U.S.C. §1395nn(d)(3), generally known as the "whole hospital" exception. Until such time as it is permissible under the Stark Law or other applicable federal health care law, at no time may an IPS Unit, including the underlying common shares and subordinated notes represented thereby, be purchased by, transferred to or beneficially held by a Member or any immediate family member of such Member.

ARTICLE VI
CONTRIBUTIONS

6.1 Initial Contributions.

Contemporaneously with the execution and delivery of this Agreement, each Initial Member shall execute and deliver that certain Transfer and Contribution Agreement the "**Contribution Agreement**", dated as of June 21, 2005 between each Initial Member and the Company, pursuant to which such Initial Member shall make an initial Capital Contribution to the Company consisting of a contribution of membership units issued by the Hospital and held by such Initial Member as described therein. In exchange, for the aggregate number of membership units so contributed, the Company shall issue to such Initial Member that number of Class A Membership Units and Class B Membership Units as specified in the Contribution Agreement and **Schedule "A"** and **Schedule "B"** hereto.

6.2 Additional Contributions.

(a) The Management Committee may determine from time to time that additional Contribution are needed to enable the Company to conduct its business, provided, however, such additional contributions shall require a Two-Thirds Vote. Upon approval of the Members of such additional Capital Contribution, the Management Committee shall give notice thereof to all Members in writing, and such additional Capital Contribution shall be due at least ten (10) Business Days after the date thereof. If a Member has failed to pay such additional Capital Contribution within thirty (30) days of the due date therefor, the Company shall have the option to redeem such Member's Membership Units.

(b) The purchase price to be paid to a defaulting Member for the repurchase of his, her or its Membership Units shall be an amount determined by a Two-Thirds Vote, excluding those Membership Units held by the defaulting Member, and in no event shall the purchase price be less than fifty percent (50%) of the Membership Unit Price determined in accordance with Article VII. In addition,

the defaulting Member shall be liable to the Company for any and all fees and expenses of the Company with respect to such default, including, but not limited to, attorneys' and accountants' fees and costs. A defaulting Member shall have no right to Dispose of his, her or its Membership Units until such default is cured, including, without limitation, exercising any repurchase rights associated with any Class A Membership Units held by such Member.

(c) If the Company elects to repurchase the defaulting Member's Membership Units, it shall advise the defaulting Member in writing of its intention, and the purchase price shall be paid to the defaulting Member within thirty (30) days after delivery of such written notice subject to the limitations set forth in this Section. The defaulting Member shall execute and deliver the required instruments of transfer within thirty (30) days of the receipt of such written notice, but in any event, upon payment of the purchase price, the Membership Units shall be deemed repurchased and the Member shall have no further rights with respect thereto or with respect to the Company.

(d) In addition, in the event of a default by such Member in a Capital Contribution, such Member shall have no right to sell or dispose of his or her Membership Units to third parties until the Capital Contribution is satisfied in whole.

(e) In the event that Code Section 704(c) applies to Company Property, the Capital Accounts of the Members shall be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g) for allocations of depreciation, depletion, amortization and gain and loss, as computed for book purposes, with respect to such property. As of the Effective Date, the Capital Account balances of the Members shall be as set forth on Schedule "A" (which are in proportion to the Members' initial Percentage Interests).

6.3 **<u>Maintenance of Capital Accounts.</u>**

The Company shall establish and maintain Capital Accounts for each Member. Each Member's Capital Account shall be increased by (1) the amount of any money actually contributed by the Member to the capital of the Company, (2) the fair market value of any Property contributed, as determined by the Company and the contributing Member at arm's length at the time of contribution (net of liabilities assumed by the Company or subject to which the Company takes such Property, within the meaning of Section 752 of the Code), and (3) the Member's share of Net Profits and of any separately allocated items of income or gain except adjustments required by the Code. Each Member's Capital Account shall be decreased by (1) the amount of any money distributed to the Member by the Company, (2) the fair market value of any Property distributed to the Member, as determined by the Company and the contributing Member at arm's length at the time of contribution (net of liabilities of the Company assumed by the Member or subject to which the Member takes such Property within the meaning of Section 752 of the Code), and (3) the Member's share of Net Losses and of any separately allocated items of deduction or loss.

6.4 Distribution of Assets.

If the Company at any time distributes any of its assets in-kind to any Member, the Management Committee shall determine the fair market value of each of those assets and may, at its discretion, engage an independent valuator to make such determination. The Capital Account of each Member shall be adjusted to account for that Member's allocable share (as determined under Article IX below) of the Net Profits or Net Losses that would have been realized by the Company had it sold the assets that were distributed at their respective fair market values immediately prior to their distribution.

6.5 Interest on Capital Contribution.

No Member shall receive interest on his, her or its Capital Contribution.

6.6 Withdrawal of Capital Contribution.

No Member shall withdraw any part of his, her or its Capital Contribution.

6.7 No Third Party Rights.

The provisions of this Article VI are not for the benefit of any creditor or other person other than a Member to whom any debts, liabilities, or obligations are owed by, or who otherwise has any claim against, the Company or any Member and no creditor or other Person shall obtain any rights under this Article VI or by reason of this Article VI, or shall be able to make any claim in respect of any debts, liabilities or obligations against the Company or any Member. No Member shall be obligated to restore a deficit balance, if any, in the Member's Capital Account for the benefit, or on account of, any third party.

ARTICLE VII
VALUATION OF MEMBERSHIP UNITS

7.1 Determination of the Price of Membership Units.

The Management Committee shall determine the Membership Unit Price for outstanding Membership Units. The Membership Unit Price thus determined shall be reflected in the minutes of a meeting of the Management Committee and shall be binding upon the Members for any sale or repurchase of Membership Units.

7.2 Appraisal of Units.

The Management Committee is authorized to engage the services of outside sources to assist it in making recommendations to the Management Committee regarding the appraised value of the Membership Units.

ARTICLE VIII
ACCOUNTING AND RECORDS

8.1 Fiscal Year; Company Books.

The Company, for accounting and income tax purposes, shall operate on a calendar year beginning on the 1st day of January each year and ending on the 31st day of December each year. The books of the Company shall be kept on an accrual basis, and the Company shall report its income and loss for federal income tax purposes on a cash or on an accrual basis, as determined by the Management Committee. The Company's books and records shall be maintained at the principal place of business of the Company. Each Member shall have access thereto at all reasonable times. The records and books are confidential Company information. A Member shall not disclose any confidential Company information to anyone other than his, her or its attorney, accountant, or banker as required to assist with the Member's individual financial needs. Any Member shall further have the right to a private audit, provided that it shall be made at the expense of the Member desiring it and that it be made at reasonable times, after notice, and during regular business hours.

8.2 Engagement of Independent Accountants.

The Company may engage, at Company expense, such independent certified public accountants as the Company shall designate to assist in the annual closing of the Company's books and to prepare the Company's tax returns.

8.3 Company Financial Statements.

At the end of each year, the books and records of the Company shall be audited by independent certified public accountants, and said accountants as a result of said audit shall prepare annual financial statements which shall be prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America as of the close of each year. Copies of the annual financial statements prepared by the accountants shall be available for review by the Members at the principal office of the Company. The accountants employed by the Company will prepare and file a Company income tax return as prepared on a calendar year basis and deliver to the Members within 75 days after the end of the year or such other time as allowed by law, or by an approved extension, the applicable schedule K-1 showing the amount of profit or loss allocated to the Member for use in preparing the Member's personal income tax return.

8.4 Records to be Maintained.

In addition to maintaining the Company's books, the Management Committee shall maintain the following records at the principal office of the Company: (a) a current list of the full name and last known business address of each Member and Manager; (b) a copy of the Articles and all amendments thereto; (c) copies of the Company's federal, foreign, state and local income tax returns and reports, if any, for the three most recent years; and (d) copies of this Agreement and all amendments hereto.

8.5 Tax Conformity; Reliance on Accountants.

The determination of each Member's share of each item of income, gain, loss, deduction or credit of the Company for any period or fiscal year shall, for purposes of Sections 702 and 704 of the Code, be made in accordance with the allocations set forth in this Article VIII. The Managers shall have no liability to the Members or the Company if the Managers rely upon the written opinion of tax counsel or accountants retained by the Company with respect to all matters (including disputes) relating to computations and determinations required to be made under this Article VIII or other provisions of this Agreement.

ARTICLE IX
ALLOCATIONS AND DISTRIBUTIONS

9.1 Fees and Expenses.

(a) Each Member may incur ordinary and necessary business expenses, and pay for them with such Member's own funds, in connection with the business of the Company, including without limitation entertainment, promotion, continuing education, professional or business meetings and dues, professional or business publications, automobiles, cell phone, computers, related equipment and furniture expenses, and moving expenses. A Member shall have no right to be reimbursed by the Company for any such ordinary and necessary expenses except as specifically allowed by Company policy. Each Member is accountable to the Company for substantiating expenses covered by any reimbursement policies in the manner determined by the Management Committee.

(b) The Members and Managers shall be entitled to reimbursement for reasonable out-of-pocket expenses, including travel and entertainment expenses, incurred in connection with the business of the Company.

(c) The Company shall pay all of its own expenses, including legal, accounting, and such other professional fees and expenses incurred in the operation of the Company.

(d) The Management Committee may authorize the payment of salaries, fees and bonuses which it determines are in the best interests of the Company.

9.2 Distribution of Operating Proceeds.

The amounts of any cash distributions from Operating Proceeds shall be distributed to the Members in accordance with their respective Membership Units at such times and in such amounts as the Management Committee may determine. The Management Committee may elect to retain Operating Proceeds for reasonable business or investment purposes. All such distributions shall be made pro rata to the holders of Membership Units during the fiscal year for which such distributions are to be made based upon the number of Membership Units held by each Member and the number of days during the fiscal period that such Membership Units have been held by such Member.

9.3 Limitations on Distributions.

No distribution shall be declared and paid, if such distribution would be in contravention of this Agreement, any agreement with an unrelated third party to which the Company is subject (including, but not limited to, agreements governing the terms of indebtedness for borrowed money from institutional lenders) or the laws of the State of Oklahoma.

9.4 Distributions due to the Sale or Exchange of Substantially All of the Company Assets or due to Liquidation.

If the Company has sufficient funds due to the sale or exchange of all, or substantially all of the Company's assets, due to the liquidation of the Company, or merger, the distributions shall be in accordance with the following:

(a) To discharge the Company's obligations to its creditors, including Members who are creditors;

(b) Next, to all Members in accordance with their positive Capital Account balances; and

(c) Last, to all Members in accordance with their pro-rata share of the Membership Units.

9.5 Allocation of Gain and Loss on Capital Transactions.

A gain or loss recognized by the Company on a Capital Transaction will be allocated among the Members (after giving effect to the allocation provided by this Agreement with respect to Special Allocations) in proportion to the number of Membership Units then outstanding as of the date the Capital Transaction occurred.

9.6 Allocation of Profits and Losses Other Than Gain and Loss on Capital Transactions.

At the end of each year of the Company, or at the end of such intervening accounting period(s) as the Management Committee shall elect, and after giving effect to the allocation provided by this Agreement with respect to Capital Transaction Proceeds and Regulatory Allocations, respectively, all unallocated items of Company income, gain, loss, expense and credit shall be determined for the accounting period then ending and shall be allocated to a Member based upon his ownership interest in proportion to the total number of Membership Units outstanding.

9.7 Allocations Among Members.

All allocations and distributions made pursuant to this Agreement to the Members shall be made and distributed pro rata to the holders of Membership Units during the calendar year for which such allocations or distributions are to be made based upon the number of

Membership Units held by each Member and the number of days during the fiscal period that such Membership Units have been held by such Member for federal income tax purposes.

9.8 Determination of Net Income and Net Losses.

Except for various adjustments required under Code Section 704(b) and the Treasury Regulations promulgated thereunder, the net income and net losses of the Company for allocation or distribution purposes shall be determined on a federal income tax basis. The determination by the Company's accountant(s) as to the amount of such net income and net losses shall be binding upon all of the Members.

9.9 *Special Allocations.*

Anything elsewhere contained in this Article IX to the contrary notwithstanding:

(a) "**Company Minimum Gain**" within the meaning of Treas. Reg. §1.704-2(b)(2) means an amount of gain that would be realized by the Company on the Disposition of Company Property subject to non-recourse indebtedness, equal to the amount by which such non-recourse indebtedness exceeds the adjusted tax basis (or book value, if the Property has been properly entered on the books of the Company at a value different from its then adjusted tax basis) of the Property. If for any Company fiscal year, there is a net decrease in Company Minimum Gain, each Member shall be allocated items of Company income and gain in accordance with Treas. Reg. §1.704-2(f); and "**Minimum Gain Chargeback**" means for such year (and, if necessary, for subsequent years) an amount equal to such Member's share of such net decrease of Company Minimum Gain. For this purpose, the order and rules set forth in Treas. Reg. §1.704-2(j)(2) shall be followed in the case of Minimum Gain Chargeback and a Member's share of the net decrease and Company Minimum Gain shall be determined under Treas. Reg. §1.704-2(g)(2). This paragraph 9.9 is intended to comply with Treas. Reg. §1.704-2(f)(1) and shall be interpreted consistently therewith.

(b) Losses shall not be allocated to a Member if the allocation would cause such Member to have a negative balance in his Capital Account in excess of the sum of (i) the amount such Member is obligated to restore to the Company under this Agreement, and (ii) the amount such Member is deemed to be allocated to be restored to the Company pursuant to the penultimate sentences of the Treas. Reg. §§1.704-2(g)(1)(ii) and 1.704-2(i)(5). Losses which cannot be allocated to a Member shall be allocated to the remaining Members in proportion with their Percentage Interests.

(c) If any Member at any time unexpectedly receives any adjustment, allocation or distribution described in Treas. Reg. §§1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) or 1.704-1(b)(2)(ii)(d)(6), and if such adjustment, allocation or distribution results in a deficient balance in such Member's Capital Account in excess of the sum of (1) the amount such Member is obligated to restore to the Company under this Agreement, and (2) the amount such Member is deemed to

be obligated to restore to the Company pursuant to the second to the last sentences of Treas. Reg. §1.704-2(g)(1)(ii) and 1.704-2(i)(5), then items of Company income and gain shall be specially allocated to such Member so as to eliminate, to the extent required, such deficient balance in its Capital Account as quickly as possible.

(d) Any allocation to a Member under subparagraph (a) or (c) of this Section 9.9 ("**Regulatory Allocation**") shall be taken into account in determining subsequent allocations, so that the net amount of Regulatory Allocations and all other items allocated under the provisions of this Article IX shall, to the extent possible, be equal to the net amount that would have been allocated to such Member under the provisions of this Article IX if no Regulatory Allocation had been made.

ARTICLE X
MANAGEMENT

10.1 Management

Except as otherwise provided in the Act or this Agreement, the Management Committee shall direct and manage, and shall have full and complete authority and discretion to make any and all decisions concerning the business and affairs of the Company.

A. Number of Managers; Voting. The Management Committee shall be comprised of six (6) Managers. Three (3) of the Managers shall be elected by the Members whose primary specialty is pain management. Three (3) of the Managers shall be elected by the Members who are surgeons. The Managers shall designate a Chairman from among the Managers. Except as specifically provided in this Agreement, all decisions of the Management Committee shall be made by the vote, approval or consent of a majority of the Managers.

B. Term of Managers. Managers shall be elected for terms of one (1) year, and until their successors are duly elected and have qualified.

C. Resignation and Removal. A Manager may resign at any time by giving written notice to the Company. The resignation of a Manager shall take effect upon the receipt of notice or at such time as shall be specified in the notice. The acceptance of the resignation shall not be necessary to make it effective. A Manager may be removed at any time, with or without cause, by the Members who elected such Manager.

D. Vacancies. If the position of any Manager is vacant for any reason, the Members shall be entitled to fill the vacancy for the remainder of the term in the same manner as in the case of initial appointments of Managers.

10.2 Authority of Management Committee.

(a) Authority. No person or entity dealing with the Company shall be required to inquire as to the authority of the Management Committee to take any action or to make any decision on behalf of the Company. Only the Management Committee and agents of the Company authorized by the Management Committee shall have

the authority to bind the Company. No Member who is not a Manager or is otherwise authorized as an agent of the Company shall take any action to bind the Company, and each unauthorized Member shall indemnify the Company for any costs or damages incurred by the Company as a result of any unauthorized action of such Member.

(b) Committees. The Management Committee may appoint such standing committees or ad hoc committees as the Management Committee deems necessary to assist in the management of the business of the Company.

(c) Medical Director. The Management Committee shall determine the terms and conditions of the services of the Medical Director. The Medical Director shall be appointed for a three (3) year term.

10.3 Specific Authority of the Management Committee.

Except to the extent such authority is limited by Section 5.13, the Management Committee shall have all the right, power and authority necessary, appropriate, desirable or incidental to carry out the conduct of the Company's business, including, but not limited to, the right, power and authority:

(a) to incur and pay all costs, expenses and expenditures, including payments and reimbursements to Affiliates of the Members in accordance with this Agreement, incurred in good faith in the course of the conduct of the Company's business;

(b) to finance the operation of the Company's business by causing it to borrow funds upon such terms and conditions as the Management Committee deems proper and to take any and all actions and to execute, acknowledge and deliver all documents in connection therewith; *provided, however*, that the Management Committee shall have no right or power to create or impose personal liability on any Member for any of the Company's obligations without the express written consent of such Member;

(c) employ and dismiss from employment any and all employees, agents, independent contractors, consultants, appraisers, attorneys and accountants, and to pay such fees, expenses, salaries, wages or other compensation to such person, as the Management Committee determines to be reasonable;

(d) to acquire, purchase or contract to purchase, or sell or contract to sell, or to lease or hire any property, real or personal, and to pay the purchase price or make the capital contribution required therefor, for any purposes connected with the Company's business except that the Management Committee may not purchase or contract to purchase any property, real or personal, or enter or incur any liability in excess of Two Hundred and Fifty Thousand Dollars ($250,000) per transaction;

(e) to sell, in the ordinary course of business, the Company's property, any other assets of the Company, or any interest therein, at any time upon such terms as the Management Committee determines to be in the best interest of the Company;

(f) to withhold and to pay, extend, renew, modify, submit to arbitration, prosecute, defend or compromise, upon such terms as the Management Committee deems proper and upon any evidence as they may deem sufficient, any obligation, suit, liability, cause of action or claim, either in favour of or against the Company and/or with respect to the operations of the Company;

(g) to pay or cause to be paid any and all taxes, charges or assessments that may be levied, assessed or imposed on any of the Property or assets of the Company;

(h) to invest funds which, in the judgment of the Management Committee, are not immediately required for the conduct of the Company's business, in such investments as may be selected by the Management Committee;

(i) to take such other actions as may be necessary to effectuate any authority conferred upon the Management Committee under the terms of this Agreement, including, without limitation, admitting additional Members, establishing a Membership Unit Price and redemptions of Membership Units; and

(j) to execute, acknowledge, and deliver any and all instruments to effectuate any and all of the foregoing.

10.4 Limitations on Authority with respect to Subco and the Hospital.

As set forth in the operating agreement for Subco, the Company's approval, as well as the approval of MF USA, is required before Subco may take certain actions. Except as provided herein below, the Management Committee shall be authorized to vote the equity interests held by the Company in Subco, and to cause Subco to vote the membership units held by it in the Hospital, without the consent of the Members. However, the Management Committee shall not vote the equity interests held by the Company in Subco, nor shall the Management Committee cause Subco to vote the membership units held by Subco in the Hospital, without obtaining a Two-Thirds Vote, with respect to any of the following actions:

(a) Amendments to the governing documents of Subco or the Hospital, other than amendments of a clerical or inconsequential nature and which do not adversely affect the interests of the Members in such Entities in any material respect;

(b) Sales or other dispositions of any equity interests held by Subco in the Hospital, other than the Exchangeable Interests;

(c) A merger, consolidation, combination or other material transaction of that nature by either Subco or the Hospital;

(d) A direct or indirect sale of all or substantially all of the assets of Subco or the Hospital;

(e) Adoption by Subco or the Hospital of any plan or proposal for the liquidating, dissolving, reorganizing or recapitalizing or commencing any action seeking relief

under any laws relating to bankruptcy, insolvency, conservatorship or relief of debtors;

(f) Consummation by Subco or the Hospital of an acquisition or acquisitions costing, or entering into material contracts (other than payor contractors and contracts relating to capital expenditures within an approved budget of the Hospital) in excess of $250,000;

(g) Entry into lines of business other than those currently carried on by Subco or the Hospital;

(h) Changes to the fiscal year of Subco or the Hospital or material changes to accounting policies or procedures of Subco or the Hospital unless required under the applicable generally accepted accounting principles;

(i) Taking, or permitting, any action by Subco or the Hospital which would prevent the business from continuing on an ongoing basis;

(j) Effecting a substantive change to the distribution policy of either Subco or the Hospital;

(k) Issuing, redeeming, purchasing, transferring or agreeing to the transfer of any equity interests of Subco or the Hospital, other than the exercises of Exchangeable Interests;

(l) Entering into transactions outside of the ordinary course of business of either Subco or the Hospital;

(m) Approving or adopting a long-term compensation plan for the Hospital for non-Physician senior management;

(n) Agreeing to take any of the actions contemplated by subsections 10.4(c) through 10.4(m) above;

(o) Nominating and electing members to the governing body of the Hospital or Subco, provided that the Management Committee may vote the equity interests held in Subco, without the consent of the Members, to cause those Persons serving as Managers of the Company to be elected or appointed to serve in a similar capacity on Subco's management committee and on the Hospital's management committee; or

(p) Exercising any tag along right with respect to a change of control of MF USA or Medical Facilities Corporation, a corporation continued under the laws of the Province of British Columbia.

10.5 <u>Prohibited Transactions.</u>

The Management Committee shall not have the authority to:

(a) Take any action in contravention of this Agreement or any other agreement to which the Company is bound; or

(b) Perform any act which makes it impossible to carry on the ordinary business of the Company.

10.6 Fiduciary and Confidentiality Duties.

Persons elected or appointed to serve as Managers shall carry out their duties and responsibilities in a fiduciary manner and shall maintain the confidentiality of the Company and its Members regarding the business and affairs of the Company.

10.7 Conflicts of Interest.

No Manager shall be required to manage the Company as his or her sole and exclusive function, and a Manager may have other business interests and may engage in other activities in addition to those relating to the Company. The Members acknowledge that certain of the activities and business interests of the Members may consist of the ownership, development, marketing, sale, operation or management of Entities that may compete with the business of the Company or the Hospital and not otherwise prohibited by the terms of the Non-Compete Agreement. Neither the Company nor any Member shall have any right in or to such other ventures solely by virtue of this Agreement or the relationship among the Members created hereby. The Members and any of their Affiliates may deal with, perform other services for and sell goods or services to the Company or the Hospital without limitations; provided, however, that any compensation for such services or goods shall be limited to amounts and rates customary in the industry.

10.8 Meetings.

Regular or special meetings of the Management Committee shall be held at such time and place as set forth in the notice of the meeting, which notice shall be delivered at least twenty-four (24) hours in advance of the meeting, unless said notice is waived by each Manager. Regular meetings shall be held on a quarterly basis, or a more frequent schedule as the Management Committee agrees. In the absence of the designation of a place, regular or special meetings shall be held at the principal office of the Company. The notice for the special meeting shall include an agenda of items to be discussed. Any meeting may be held by telephone conference or similar communications device, and so long as all Managers participating in such meeting can hear one another, and all such Managers shall be deemed to be present in person at such meeting.

10.9 Voting; Quorum.

Except as otherwise provided in this Agreement, a majority of the authorized number of Managers shall constitute a quorum for the transaction of day to day business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the Managers present at a meeting duly held and for which a quorum is present shall be regard as the act of the Management Committee. A meeting at which a quorum is initially present may

continue to transact business notwithstanding the withdrawal of a Manager, if any action is approved by at least a majority of the required quorum for such meeting.

10.10 Waiver of Notice.

The transactions of any meeting of the Management Committee, however called and noticed or wherever held, shall be as valid as though conducted at a meeting duly held after regular call and notice if a quorum is present and if, either before or after the meeting, each of the Managers signs a written waiver of notice. The waiver of notice or consent need not specify the purpose of the meeting. All such waivers, consents, and approvals shall be filed with the Company books and records. Notice of a meeting shall also be deemed given to any Manager who attends the meeting without objecting to the lack of notice.

10.11 Adjournment.

A majority of the authorized number of Managers present in person or by telephone, whether or not constituting a quorum, may adjourn any meeting to another time and place.

10.12 Action without Meeting.

Any action required or permitted to be taken by the Managers may be taken without a meeting, if all Managers individually or collectively consent in writing to such action. Such action by written consent shall have the same force and effect as a unanimous vote of the Management Committee. Such written consent or consents shall be filed with the Company books and records.

ARTICLE XI
REPURCHASE OF CLASS A MEMBERSHIP UNITS

11.1 Repurchase Notice for Class A Membership Units.

(a) Repurchases.

(i) Optional Repurchase. Subject to the limitations set forth in Section 11.2 and the priority set out in Section 15.3 of this Agreement, each holder of Class A Membership Units shall have the right to cause the Company to repurchase all or a portion of his, her or its Class A Membership Units for either cash or IPS Units, as determined by the Management Committee, by sending written notice of the exercise of such right to the Management Committee (a "**Repurchase Notice**"), which notice shall be in the form attached hereto as **Exhibit "A"** and shall specify the number of Class A Membership Units to be repurchased by the Company. Repurchase Notices may not be given until December 19, 2005. Following such date, notices may only be given on an Exchange Date (the "**Repurchase Period**"). In the event a Repurchase Notice is given on a date other than an Exchange Date, such notice shall be effective as a demand to

repurchase the Class A Membership Units on the next succeeding Exchange Date.

(ii) Mandatory Repurchases. A Member, whose Class B Membership Units are subject to a Mandatory Repurchase Event, may elect to have his, her or its Class A Membership Units repurchased either pursuant to this Article XI or the repurchase provisions in Article XII. If such Member elects to have his, her or its Class A Membership Units repurchased in accordance with this Article XI, such election shall be deemed to be a Repurchase Notice which shall be given effect on the next Exchange Date following the date of such election.

(b) Consideration.

(i) Determination by the Management Committee. If any Member has submitted or is deemed to have submitted a Repurchase Notice, the Management Committee shall elect, at its next regularly scheduled meeting following the Exchange Date with respect thereto, to pay for the repurchase of such Class A Membership Units in either (i) cash on hand or (ii) by causing Subco to exchange Exchangeable Interests and to distribute to the Company, for subsequent distribution to such Members, IPS Units or cash received by Subco from the sale of such IPS Units. Each Member acknowledges and agrees to be bound by the decision of the Management Committee with respect to the consideration to be paid for the repurchase of the Class A Membership Units.

(ii) Provisions regarding repurchases for IPS Units. Subject to the limitations set forth in Section 10.4 and Article XI and the disclosure and insider trading policies adopted by the Management Committee, if the Management Committee elects to pay for such repurchase by causing Subco to exercise Exchangeable Interests, it shall promptly cause Subco to exchange a proportionate number of Exchangeable Interests held by Subco in the Hospital. Upon the Company's receipt of IPS Units or cash from Subco, as the case may be, the Company shall transfer such IPS Units or cash to the holders of the Class A Membership Units subject to the Repurchase Notice in full payment for such repurchase and shall reflect such repurchase on the Company's books and records. For purposes of such exchange, a Member shall receive that number of IPS Units for his, her or its Class A Membership Interests based upon the exchange ratio set out in the Exchange Agreement.

(iii) Valuation of Class A Membership Units for Cash Consideration. In the event that the Management Committee elects to repurchase a Member's Class A Membership Units for cash, or, Subco exchanges Exchangeable Interests for cash, the repurchase price shall be determined by multiplying (i) that number of IPS Units that the Class A Membership Units could be exchanged for based upon the Exchange Ratio, by (ii) the ten (10) day

average closing price for such IPS Units on the Toronto Stock Exchange, as adjusted by the Management Committee for currency exchange rates. If the IPS Units are not traded on the Toronto Exchange, the fair market value thereof shall be as determined in good faith by the Management Committee.

11.2 **<u>Limitations upon Repurchase of Membership Units.</u>**

If, the Management Committee elects to repurchase any Membership Units by causing Subco to exercise Exchangeable Interests, the obligation of the Company to repurchase such Membership Units shall be subject to and conditioned upon (i) the right of Subco to exchange Exchangeable Interests, including limitations imposed upon Subco under that certain Exchange Agreement, dated June 21, 2005 (the "**Exchange Agreement**"), by and among Subco, MF USA and MFC and (ii) the restrictions set forth in this Section 11.2.

(a) <u>Volume Restrictions</u>. As set forth in the Exchange Agreement, Subco may be required to exchange a minimum number of Exchangeable Interests (the "**Exchange Floor**") or may be limited as to the maximum number of Exchangeable Interests that may be exchanged at any given time (the "**Exchange Ceiling**"). Therefore, each Member agrees to the following volume limitations:

(i) <u>Exchange Ceiling</u>. If Subco notifies the Company that it is unable to exercise that number of Exchangeable Interests necessary to satisfy the repurchase obligations of the Company on any given Exchange Date, then the number of Class A Membership Units that the Company is obligated to repurchase shall be rateably decreased in proportion to the Class A Membership Units tendered for repurchase in such Repurchase Period or carried over for repurchase from prior Exchange Dates. Upon receipt of such notice from Subco, the Company shall notify each Member who gave a Repurchase Notice (or whose Class A Membership Units are carried over from a prior Exchange Date) of such proportionate decrease in the number of Membership Units to be repurchased by the Company. The balance of the Class A Membership Units that were not repurchased shall be carried forward to the next succeeding Exchange Date and the previous Repurchase Notice will continue to be effective with respect to such Class A Membership Units, unless a Member notifies the Company in writing that such Member is withdrawing his, her or its Repurchase Notice. Any such Class A Membership Units that are carried forward shall not have any priority with respect to the repurchase thereof under Article XI, including this Section 11.2(a)(i), and such Membership Units shall be repurchased on parity with any additional Membership Units for which a Repurchase Notice is given on subsequent Exchange Date(s).

(ii) <u>Exchange Floor</u>. If Subco notifies the Company that, due to the Exchange Floor, Subco will not be able to exchange Exchangeable Interests unless Subco pays the costs associated therewith, the Company shall not be obligated to repurchase such Class A Membership Units, and the Class A

Membership Units shall be carried forward to the next succeeding Exchange Date and the previous Repurchase Notice will continue to be effective with respect to such Class A Membership Units. Such Class A Membership Units that are carried forward shall not have any priority with respect to the repurchase thereof under Article XI, including Sections 11.2(a)(i) and 11.2(a)(ii), and such Class A Membership Units shall be repurchased on parity with any additional Membership Units for which a Repurchase Notice is given on subsequent Exchange Date(s).

Notwithstanding the foregoing, if a Member agrees in writing to pay the costs of Subco for exercising Exchangeable Interests below the Exchange Floor, the Company shall notify all other Members who have given a Repurchase Notice on such Exchange Date of such Member's agreement, and such other Members may elect to join in such exchange by giving written notice thereof to the Company, and the costs associated therewith shall be allocated among all such Members on a rateable basis in proportion to (i) the number of Class A Membership Units to be repurchased from each such Member to (ii) the total number of Class A Membership Units to be repurchased notwithstanding the Exchange Floor. The Company, upon such receipt of an agreement from a Member to pay such costs, shall be obligated to repurchase such Member's Class A Membership Units, as well as the Class A Membership Units of any other Members joining in such cost sharing agreement, by causing Subco to exercise Exchangeable Interests. The Company shall be entitled to offset from the proceeds from such exchanges below the Exchange Floor any costs of Subco or the Company associated therewith that are not paid by such Members notwithstanding their agreement to do so.

(b) Regulatory Restrictions. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be obligated to repurchase Class A Membership Units by causing Subco to exercise Exchangeable Interests if such repurchase would impact the Hospital's compliance with or status with respect to the Stark Law or the exemption of the other subsidiaries of MF USA under the Stark Law, or would otherwise violate any federal or state laws applicable to the Company or the Hospital. If the Management Committee determines that a repurchase of Class A Membership Units could reasonably be expected to impact the Hospital's compliance with or status with respect to the Stark Law, or the exemption of any other subsidiary of MF USA, or would violate federal or state law applicable to the Company or the Hospital, then the Management Committee shall notify such Member of its determination and the repurchase of such Member's Class A Membership Units for IPS Units shall be postponed until such time as the repurchase would be permitted under the Stark Law or any other applicable federal or state law.

Notwithstanding the foregoing and subject to the limitations set forth in the other provisions of this Section 11.2, the Management Committee may, if commercially and legally feasible, cause Subco to assign its right to that number of Exchangeable Interests necessary to satisfy the repurchase obligations of the Company and to distribute to the Company the cash received by Subco therefrom. The Company shall then distribute such cash to the Members to satisfy the Company's repurchase obligations with respect to their Membership Units.

11.3 Closing.

The Closing on repurchases of Class A Membership Units shall occur at the principal offices of the Company at such time and date as determined by the Management Committee, provided that such date shall be no later than: (i) if the repurchase price is to be paid in cash (other than cash from an exchange of Exchangeable Interests), thirty (30) Business Days from the date of the meeting of the Management Committee electing to repurchase such Class A Membership Units for cash, or (ii) if the repurchase is to be paid by IPS Units (or cash from the exchange of Exchangeable Interests), no later than five (5) Business Days from the date the Company receives the distribution of IPS Units or cash, as the case may be, from Subco. The Company will provide the selling Member after the close of the Company's taxable year a Form K-1 which will provide the selling Member with the required information to file his, her or its tax return for the year in which the Class A Membership Unit(s) were repurchased.

11.4 Cancellation.

Any Class A Membership Units that are repurchased in exchange for issuance of IPS Units shall be cancelled by the Company and shall not be available for reissuance. However, if the Company elects to repurchase any Class A Membership Units for cash (other than cash received from Subco's exercise of Exchangeable Interests), upon payment therefor, and transfer of the Class A Membership Units to the Company, such Class A Membership Units may be held by the Company and reserved for future issuance as provided in Article III.

11.5 No Liability.

Neither the Management Committee nor the Company shall be liable to any Member seeking to have the Company repurchase his, her or its Class A Membership Units for (i) any decrease in the value of the Class A Membership Units or IPS Units or (ii) changes in the trading price of the IPS Units, or the common shares which comprises a portion thereof, on the Toronto Stock Exchange during the time period from when he, she or it gives, or is deemed to have given, a Repurchase Notice and the date on which the closing of such repurchase occurs.

ARTICLE XII
TRANSFER RESTRICTIONS

12.1 Restrictions on the Disposition of Membership Units.

Except as specifically provided in Article XI or this Article XII and not withstanding anything to the contrary in Section 5.13, a Disposition of a Membership Unit may not be affected without the prior approval of the Management Committee and MF USA.

12.2 Transfer to a Revocable Trust.

An individual Member may, without the prior consent of the Members, the Management Committee or MF USA, transfer legal title to his or her Membership Interest to the trustee of any express trust created by such Member during the Member's lifetime if (a) the transferor becomes and remains the Physician Representative of the transferee; (b) the Physician Representative is and continues to be a trustee of the trust during his or her lifetime, and (c) both

the trust and the transfer of the Membership Interest are revocable by the Physician Representative during his or her lifetime. After any such transfer, the transferee shall be bound by all provisions of this Agreement, and the restrictions imposed upon the disposition of an interest in the Company under this Agreement shall apply to the transferee. The failure of the former individual Member to become and remain as a trustee shall constitute a Mandatory Repurchase Event under this Agreement.

12.3 Transfer to a Family Limited Partnership or Family Limited Liability Company.

An individual Member may, without the prior consent of the Members, the Management Committee or MF USA, transfer all or part of his Membership Interest to a family limited liability company ("**Family LLC**") or a family limited partnership ("**Family LP**") as long as the former individual Member is the Physician Representative of the transferee entity. All of the members and managers of a Family LLC must be immediate family members of the former individual Member. All of the limited partners of a Family Limited Partnership must be immediate family members of the transferee; the limited partners must collectively own a 99% or greater interest in the limited partnership; and the transferee, or the transferee together with immediate family members, must have and retain control of the general partner. An "immediate family member" is a spouse or child. "Control" for the purposes of this section requires sufficient equity interest to direct or cause the direction of the management or policies of an entity. The failure of the former individual Member to become and remain as Physician Representative of the Family LLC or Family Limited Partnership, as applicable, shall constitute a Mandatory Repurchase Event.

12.4 Sale of Membership Units.

(a) Mandatory Purchase and Sale. In the event that a Member Retires, dies or becomes Permanently Disabled (each, a "**Mandatory Repurchase Event**"), the Member shall have the obligation to sell and, subject to the limitations described below, the Company will have the obligation to repurchase, all of the Membership Unit(s) held by such Member (a "**Mandatory Repurchase**"). Upon the occurrence of a Mandatory Repurchase Event, if such Member owns any Class A Membership Units, the Company shall deliver an election form, in the form attached hereto as **Exhibit "B"** (the "**Repurchase Event Form**"), pursuant to which such Member shall indicate thereon an election to have his, her or its Class A Membership Units repurchased in accordance with Article XI or repurchased in accordance with this Article XII. Such Member shall return the Repurchase Event Form to the Company no later than fifteen (15) Business Days following the delivery thereof to such Member, and if such Member fails to return such Repurchase Event Form, then the Management Committee shall, in its sole and absolute discretion, determine whether such Class A Membership Units are to be repurchased under Article XI or this Article XII, and such Member shall be bound by such determination of the Management Committee.

(b) Closings. Closings of Mandatory Repurchases which are the result of Mandatory Repurchase Events during the months of January through June, shall occur as

soon as reasonably practicable after June 30th of each year (the "**First Semester Repurchases**"). Closings of Mandatory Repurchases which are the result of Mandatory Repurchase Events during the months of July through December, shall occur as soon as reasonably practicable after December 31st of each year (the "**Second Semester Repurchases**").

(c) Limitations on Mandatory Repurchases. The maximum number of Membership Units that the Company shall be required to repurchase in any given year pursuant to Mandatory Repurchases shall be four percent (4%) of the number of Membership Units outstanding as of the last day of the prior calendar year, less the sum of: (x) the number of Membership Units repurchased during the current year by reason of Mandatory Repurchase Events which occurred during the prior year but for which the closing occurred during the current year; and (y) with respect to the Second Semester Repurchases, the number of First Semester Repurchases (the "**Maximum Repurchase Obligation**").

(i) If for any semester the Membership Units subject to Mandatory Repurchases exceeds the Maximum Repurchase Obligation as of the end of that semester (or the higher maximum repurchase amount which the Management Committee is prepared in its discretion to complete, if applicable), then the Membership Units to be repurchased by reason of death shall have priority in order of the deaths of the Members over other Mandatory Repurchases, and all remaining Membership Units to be repurchased shall be repurchased on a pro rata basis rounded to the nearest whole number.

(ii) Any Membership Units which are subject to Mandatory Repurchases, but which are not repurchased at the end of a semester because of the limitations imposed by the Maximum Repurchase Obligation (each, a "**Deferred Repurchase**"), shall be carried forward to subsequent semesters without the requirement of further notice. In each event, such Deferred Repurchases shall have equal priority with other Mandatory Repurchases which are the result of Mandatory Repurchase Events during each such subsequent semester, *provided, however* that Membership Units to be repurchased by reason of the death of a Member shall have priority in the order of deaths of the Members over all other repurchases, including Deferred Repurchases. The purchase price to be paid for such Deferred Repurchases shall be the purchase price in effect at the time of the consummation of such Deferred Repurchase, and shall not be the purchase price in effect at the time of the initial or Mandatory Repurchase Event, and neither the Company nor the Management Committee shall have any liability whatsoever for any decrease in the purchase price resulting from such Deferred Repurchase.

(iii) The Management Committee shall have the discretion to repurchase Class B Membership Units in excess of the Maximum Repurchase Obligation, provided that under no circumstances will the Company's repurchases

adversely affect either the Hospital's "**whole hospital**" exemption under the Stark Law or the exemption under the Stark Law of the other subsidiaries of MF USA.

12.5 Option to Purchase – Physicians.

The Company shall have the right (but not the obligation) to purchase, and the Member shall have the obligation to sell, Membership Units held by a Physician Member who no longer has privileges at the Facility or relocates his or her primary residence outside the Service Area. For purposes of this Agreement, "**Service Area**" shall mean that area within 100 miles of a Facility operated by the Hospital.

12.6 Option to Purchase – Non-Physicians.

The Company shall have the right (but not the obligation) to purchase, and the Member shall have the obligation to sell, Membership Units held by Members who are not Physicians if such Members are no longer employees or members of the Company, the Hospital or other entities providing comprehensive management services to the Hospital.

12.7 Other Dispositions and Offers to Sell.

Except as otherwise provided in this Agreement, no Membership Units may be Disposed of without the consent of the Management Committee and MF USA. A Member who desires to transfer his, her or its Membership Units other than as provided above shall offer such Class B Membership Units to the Company. In the event the Company elects to purchase less than all of such offered Membership Units, the Member may, in his, her or its discretion, elect to retain all of his, her or its offered Class B Membership Units.

12.8 Purchase Price.

The purchase price for any issuance, transfer, sale, redemption or offering of Membership Units, including all purchases pursuant to Section 12.2, Section 12.5 and Section 12.6 of this Agreement, shall be at the lesser of (i) book value of the Company, multiplied by the Percentage Interest of the departing Member, or (ii) fair market value of the departing Member's Membership Interest. Book value shall be determined from the books of the Company, but shall not take into account goodwill, trade name, work in progress, or other intangibles. Fair market value shall be determined by an independent appraiser or consultant selected by the Company and reasonably acceptable to the departing Member. The Company and the departing Member may negotiate a different price, taking into account the participation of the departing Member in the Company and in the affairs of the medical staff, the longevity of the departing Member's participation in the Company, and other factors which the parties may consider appropriate, but the parties may not take into account the anticipated volume or value of referrals, if any, to the Company by the departing Member. The Company will provide the selling Member after the close of the Company's taxable year a Form K-1 which will provide the selling Member with the required information to file his or her tax return for the year in which the Membership Unit(s) were sold.

12.9 Payment Terms.

The Company may pay for Membership Units being sold under this Article XII in either cash or on an instalment basis. The Company may elect to pay the purchase price over a five year period in five (5) equal principal instalments, together with interest thereon at the applicable federal interest rate, such interest rate to be adjusted, annually on the anniversary date of the date of the promissory note, to the then current applicable federal interest rate. If the instalment method of purchase is elected by the Company, the initial payment shall be made at the closing, and annual payments shall be paid to the selling Member on the anniversary date of the date of the Note for each of the next four (4) years. The Company shall have the right to prepay the entire purchase price, or any portion thereof, in full at any time without penalty.

12.10 Violation of Non-Compete Agreement.

Without limiting any other remedies set forth in the Non-Compete Agreement, each Member acknowledges and agrees that if such Member should breach or violate any of the terms or provisions of the covenants and agreements contained in Section 2 of the Non-Compete Agreement, such Member shall pay to the Hospital liquidated damages in the amount set out in such Member's Non-Compete Agreement. Each Member, the Company and MF USA agrees that such amount is a liquidated damages amount that represents a pre-determined, fair estimation of the irreparable economic loss, damage and injury that will be suffered by the Hospital, Subco and the Company as a consequence of such breach or violation. Each Member, the Company and MF USA acknowledges that if a Member should breach the obligations under his/her or its Non-Compete Agreement and engages in prohibited competitive practice, the damages to the Hospital, Subco and the Company, would be difficult if not impossible to ascertain. Additionally, each Member, the Company and MF USA agrees that the liquidated damages amount specified in the Non-Compete Agreements is fair and reasonable, and is not a penalty.

12.11 Dispositions Void.

Any attempted Disposition of a Membership Unit, or any part thereof, not in compliance with this Article or otherwise in compliance with the terms hereof, shall be null and void *ab initio*.

ARTICLE XIII
EXPULSION OF A MEMBER

13.1 Expulsion of a Member.

A Member may be expelled for cause from the Company upon a Two-Thirds Vote of the Members at a regular or a special meeting called by the Company. Upon such expulsion, the expelled Member will be paid for his or her Membership Unit(s) in the same manner as set forth in Section 12.2, subject to the Maximum Repurchase Obligation. For purposes of this Section 13.1, "**cause**" shall mean a material breach of any provision of this Agreement by a member, a breach of a Member's fiduciary duty as a member, a breach of a Member's fiduciary duty as a Manager, a breach of a Member's Non-Compete Agreement, or a Member's Bankruptcy, incompetency, conviction of a felony, or the attachment or levy upon a

Membership Unit of a Member. For purposes hereof, a Member includes a shareholder, owner, partner or member of any Entity which is a Member of the Company.

ARTICLE XIV
DISSOLUTION AND LIQUIDATION

14.1 Dissolution.

The occurrence of any of the following events will constitute a liquidation event ("**Liquidation Event**"):

(a) The expiration of any term provided in the Articles.

(b) A Two-Thirds Vote to dissolve the Company.

(c) Any other event which would trigger a dissolution as set forth in Okla. Stat. Tit. 18, § 2037 or 2038.

14.2 Liquidation.

Upon dissolution of the Company, a liquidator or liquidating committee approved by the Management Committee shall be responsible for the liquidation. The Person or Persons who assume such responsibility (whether the Members or not) are referred to herein as the "**Liquidator**". The Liquidator (if other than the Members) shall be entitled to receive such compensation for its services as may be approved by Majority Vote. The Liquidator shall agree not to resign at any time without 15 days' prior written Notice to the Members and may be removed at any time, with or without cause, by Notice of removal approved by Majority Vote. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be selected by Majority Vote. The right to appoint a successor or substitute Liquidator in the manner provided herein shall be recurring and continuing for so long as the functions and services of the Liquidator are authorized to continue under the provisions hereof, and every reference herein to the Liquidator will be deemed to refer also to any such successor or substitute Liquidator appointed in the manner herein provided. Except as expressly provided in this Article, the Liquidator appointed in the manner provided herein shall have and may exercise without further authorization or consent of any of the parties hereto, all of the powers conferred upon the Members under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of the Company. The Liquidator shall, subject to all of the limitations placed on the powers and rights of the Members acting unanimously herein, liquidate the assets of the Company, and apply and distribute the proceeds of such liquidation, together with any remaining Cash Available for Distribution, in the following order of priority, unless otherwise required by mandatory provisions of applicable law:

(a) To those liabilities of creditors, including to Members if also creditors in the order of priority provided by law, except those liabilities to Members on account of their Capital Contributions; and

(b) The balance, to the Members in accordance with their Capital Accounts.

Unless the Members shall unanimously otherwise determine, all of the Liquidating Distributions shall be made to the Members in cash, or in kind, or partly in cash or in kind, as determined by vote of the Management Committee.

14.3 Filing of Articles of Dissolution.

Upon the completion of the Distribution of Company Property, articles of dissolution shall be filed if required by the Act.

14.4 Return of Capital.

The Members shall not be personally liable for the return of any Capital Contribution of any Member, or any portion thereof. The return of Capital Contributions shall be made solely from Company assets.

ARTICLE XV
CONVERSION OF INTERESTS UPON CERTAIN EVENTS

15.1 Conversion on Tenth Anniversary.

Upon the earlier to occur of (i) the termination of Kevin Blaylock other than by MFC pursuant to Section 10.7(c) of the Hospital's Operating Agreement ("**Section 10.7(c)**"), and (ii) the tenth anniversary of the effective date of this Agreement, if Kevin Blaylock's employment with the Hospital has not been terminated by MF USA pursuant to Section 10.7(c), a number of each Member's Class B Membership Units equal to the number set forth opposite each Member's name on Schedule C shall automatically convert to an equal number of Class A Membership Units.

15.2 Conversion Upon Termination of Blaylock.

If prior to the tenth anniversary of the effective date of this Agreement Kevin Blaylock's employment with the Hospital is terminated by MF USA pursuant to Section 10.7(c), all of his Class B Membership Units shall automatically convert to an equal number of Class A Membership Units.

15.3 Exchange Upon Conversion - Subject to Volume Restrictions.

If Kevin Blaylock's Class B Membership Units are converted to Class A Membership Units pursuant to Section 15.2, Kevin Blaylock shall exchange all, but not less than all, of his Class A Membership Units on the next Exchange Date after such conversion by delivering a Repurchase Notice in accordance with, and subject to the limitations under, Article XI, including the volume restrictions set out in Section 11.2(a) except that

notwithstanding the provisions of Section 11.2(a)(i), the Company's obligation to repurchase Kevin Blaylock's Class A Membership Units shall have priority over any other Class A Membership Units held by other Members and specified by such other Members to be repurchased by the Company under a Repurchase Notice (with such other Members ranking rateably after Kevin Blaylock). Notwithstanding anything in this Agreement to the contrary, Kevin Blaylock shall not be entitled to exchange any of his Class A Membership Units prior to the first Exchange Date after December 19, 2005.

15.4 Not an Employment Agreement.

Nothing contained in this Article XV shall constitute a contract of employment. Kevin Blaylock is an at-will employee of the Hospital and the Hospital may terminate Kevin Blaylock's employment at anytime with or without cause.

ARTICLE XVI
MISCELLANEOUS

16.1 MF USA.

MF USA has been admitted as a member without a membership interest in the Company and has no rights as a member to vote, provide consents or approvals (except as expressly provided in this Operating Agreement), designate a member of the Management Committee, receive allocations of profits or losses, distributions or any other rights ordinarily granted to a member in a limited liability company, MF USA's rights are limited to those rights specifically provided for in this Operating Agreement. MF USA has no right, authority or obligation to withhold or remit taxes, charges or assessments of any kind related in any way to the Company, its Property, assets or operations.

16.2 MF USA Approval Rights of Transfer of Equity Interests.

Notwithstanding anything to the contrary contained herein, the Company shall not, take the following actions without the prior written consent of MF USA:

(a) Transfer, sell, pledge, encumber or otherwise convey, directly or indirectly, any equity interest held by the Company in Subco; or

(b) Cause Subco to transfer, sell, pledge, encumber or otherwise convey, directly or indirectly, any equity interest held by Subco in the Hospital.

16.3 Notices and Addresses.

Unless otherwise stated, all notices required to be given under this Agreement shall be in writing and shall be mailed or shall be hand delivered to the Members. Such notices as are mailed shall be mailed to the Members at the addresses set forth on their signature pages after the signature of such Members below, or at the address given by a Member to the Company and maintained in the office of the Company. Any notices to be sent to the Company shall be mailed to the office of the Company or at such other address as the Company may specify in a notice sent to all of the Members.

16.4 Law Governing.

This Agreement shall be governed by and construed in accordance with the laws and decisions of the State of Oklahoma.

16.5 Amendments.

(a) Amendments to this Agreement may be proposed by any Member and shall be first submitted to the Management Committee for its review and recommendation. The Management Committee may propose amendments to this Agreement at any time. Notwithstanding the fact that the Management Committee does not endorse or recommend a proposed amendment submitted by a Member, all proposed amendments shall be presented to and voted upon by the Members at either a special or the annual meeting of the Members. Any amendment shall become effective only upon receiving a Two-Thirds Vote. In addition, the Company agrees that it will not amend, terminate, supplement or otherwise modify this Section 16.5 or any provision contained in Section 3.1, Section 5.1, Section 16.1 and Article XI or Article XII of this Agreement, or any other change that adversely affects the rights of MF USA in any material respect, without the prior written consent of MF USA.

(b) Notwithstanding the foregoing, amendments to this Agreement which are of a clerical or inconsequential nature and which do not adversely affect the Members in any material respect or which are required or contemplated by this Agreement, including, without limitation, amendments necessary to reflect the admission, substitution or withdrawal of a Member, may be made by the Chairman of the Management Committee without notice to or consent of any Members.

16.6 Referrals of Government Program Patients

Nothing in this Agreement requires any Member or Physician Representative to refer any patient to the Facility or to any other physician or health care provider. It is the intent of the Members to conduct their business in full and strict compliance with applicable federal, state, and local law, including the Stark Law and the Medicare Fraud and Abuse Amendments to the Social Security Act, 42 U.S.C. §§ 1320a-7a and b.

16.7 Successors and Assigns.

This Agreement and all the terms and provisions hereof shall be binding upon and inure to the benefit of the Members and MF USA and their legal representatives, heirs, successors and assigns.

16.8 Counterparts.

This Agreement may be executed in multiple counterparts, each of which shall be an original, but all of which shall constitute one instrument.

16.9 Modifications to be in Writing.

This Agreement constitutes the entire understanding of the parties hereto with respect to the subject matter hereof, and no amendment, modification or alteration of the terms hereof shall be binding unless the same by in writing and adopted in accordance with the provisions of Section 16.5 hereof.

16.10 Captions.

The captions herein are inserted for convenience of reference only and shall not affect the construction of this Agreement.

16.11 Validity and Severability.

If any provision herein shall be held invalid or unenforceable, such decision shall not affect the validity or enforceability of any other provisions hereof, all of which other provisions shall, in such case, remain in full force and effect.

16.12 Resolution of Disputes.

Any dispute or difference arising between a Member and the Company whether as a result of this Agreement or otherwise, shall be subject to binding arbitration.

Prior to submitting the dispute or difference to arbitration, the Member and the Company shall meet and in good faith attempt to resolve such dispute or difference. The Company shall be represented by the Management Committee. In the event that the Member who is in a dispute with the Company is on the Management Committee, he or she will refrain from participating as a member of the Management Committee for the purposes of resolving the dispute. In the event that the Member and the Company are unable to resolve the dispute or difference within thirty (30) days after such meeting, the Member and the Company agree to submit the dispute or difference to binding arbitration in accordance with the American Arbitration Association Commercial Arbitration Rules then in effect with the following conditions superseding any contrary rules:

(a) The Member and the Company shall mutually select one arbitrator who need not be an attorney but who has significant experience in the medical practice management field. In the event the parties cannot agree, such person shall be selected by the American Arbitration Association.

(b) The Member and the Company agree to equally divide the cost and expense of the arbitration except that each shall pay their own attorney's fees.

(c) The arbitration shall take place in Oklahoma City, Oklahoma.

(d) The arbitration hearing shall occur not more than twenty (20) days after selection of the arbitrator.

(e) The arbitrator shall render his or her decision within five (5) Business Days of the hearing.

(f) Any judgment or order entered by the arbitrator may be entered in any court having jurisdiction thereof.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

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MEMBERS' SIGNATURE PAGE

EXECUTED by the undersigned as a Member of the OSH Holdings, LLC.

(signed) "Kevin Blaylock"
Kevin Blaylock, an individual

(signed) "Kevin Blaylock"
Kevin Blaylock, as attorney in fact for the following persons/entities:

Andrade Family, L.L.C.
Stephen K. Cagle, M.D.
Eckman Family, L.L.C.
Charles F. Engles, M.D.
Eric S. Friedman, M.D.
Falon Fuller, M.D.
Michael R. Hahn, M.D.
William J. Hale, II, M.D.
Brent N. Hisey, M.D.
Donald D. Horton, M.D.
ARMR, LLC
J. Pat Livingston, M.D., as trustee of the J. Pat Livingston 2004 Revocable Trust
Jack Marshall, M.D.
Edward J. Marron, D.P.M.
The Mitchell Family Limited Partnership
Barry L. Northcutt, M.D.
James M. Odor, M.D.
Stan Pelofsky, M.D.
Robert L. Remondino, M.D.
W. Emery Reynolds, M.D.
Glenn W. Schoenhals, M.D.
Robert E. Tibbs, Jr., M.D.
Gaylan D. Yates M.D.

SCHEDULE "A"

Members Interests of OSH Holdings, LLC

Name of Members	Number of Class A Membership Units
Andrade Family, L.L.C.	0.7932
Kevin L. Blaylock, CPA	0.3966
Stephen K. Cagle, M.D.	0.7932
Eckman Family, L.L.C.	0.7932
Charles F. Engles, M.D.	0.1322
Eric S. Friedman, M.D.	0.7932
Falon Fuller, M.D.	0.0661
Michael R. Hahn, M.D.	0.7932
William J. Hale, II, M.D.	0.1322
Brent N. Hisey, M.D.	0.7932
Donald D. Horton, M.D.	0.2644
ARMR, LLC	0.7932
J. Pat Livingston, M.D., as trustee of the J. Pat Livingston 2004 Revocable Trust	0.2644
Jack Marshall, M.D.	0.7932
Edward J. Marron, D.P.M.	0.2644
The Mitchell Family Limited Partnership	0.7932

Name of Members	**Number of Class A Membership Units**
Barry L. Northcutt, M.D.	0.1322
James M. Odor, M.D.	0.7932
Stan Pelofsky, M.D.	0.7932
Robert L. Remondino, M.D.	0.7932
W. Emery Reynolds, M.D.	0.1322
Glenn W. Schoenhals, M.D.	0.7932
Robert E. Tibbs, Jr., M.D.	0.7932
Gaylan D. Yates M.D.	0.7932
TOTAL UNITS	**13.6823**

SCHEDULE "B"

Members Interests of OSH Holdings, LLC

Name of Members	Number of Class B Membership Units
Andrade Family, L.L.C.	2.2068
Kevin L. Blaylock, CPA	1.1034
Stephen K. Cagle, M.D.	2.2068
Eckman Family, L.L.C.	2.2068
Charles F. Engles, M.D.	0.3678
Eric S. Friedman, M.D.	2.2068
Falon Fuller, M.D.	0.1839
Michael R. Hahn, M.D.	2.2068
William J. Hale, II, M.D.	0.3678
Brent N. Hisey, M.D.	2.2068
Donald D. Horton, M.D.	0.7356
ARMR, LLC	2.2068
J. Pat Livingston, M.D., as trustee of the J. Pat Livingston 2004 Revocable Trust	0.7356
Jack Marshall, M.D.	2.2068
Edward J. Marron, D.P.M.	0.7356
The Mitchell Family Limited Partnership	2.2068

Name of Members	Number of Class B Membership Units
Barry L. Northcutt, M.D.	0.3678
James M. Odor, M.D.	2.2068
Stan Pelofsky, M.D.	2.2068
Robert L. Remondino, M.D.	2.2068
W. Emery Reynolds, M.D.	0.3678
Glenn W. Schoenhals, M.D.	2.2068
Robert E. Tibbs, Jr., M.D.	2.2068
Gaylan D. Yates M.D.	2.2068
TOTAL UNITS	**38.0677**

SCHEDULE "C"

Members Interests of OSH Holdings, LLC

Name of Members	Number of Class A Membership Units
Andrade Family, L.L.C.	0.0640
Kevin L. Blaylock, CPA	0.0320
Stephen K. Cagle, M.D.	0.0640
Eckman Family, L.L.C.	0.0640
Charles F. Engles, M.D.	0.0107
Eric S. Friedman, M.D.	0.0640
Falon Fuller, M.D.	0.0053
Michael R. Hahn, M.D.	0.0640
William J. Hale, II, M.D.	0.0107
Brent N. Hisey, M.D.	0.0640
Donald D. Horton, M.D.	0.0213
ARMR, LLC	0.0640
J. Pat Livingston, M.D., as trustee of the J. Pat Livingston 2004 Revocable Trust	0.0213
Jack Marshall, M.D.	0.0640
Edward J. Marron, D.P.M.	0.0213

Name of Members	**Number of Class A Membership Units**
The Mitchell Family Limited Partnership	0.0640
Barry L. Northcutt, M.D.	0.0107
James M. Odor, M.D.	0.0640
Stan Pelofsky, M.D.	0.0640
Robert L. Remondino, M.D.	0.0640
W. Emery Reynolds, M.D.	0.0107
Glenn W. Schoenhals, M.D.	0.0640
Robert E. Tibbs, Jr., M.D.	0.0640
Gaylan D. Yates M.D.	0.0640
TOTAL UNITS	**1.1034**

OSH HOLDINGS, LLC SIGNATURE PAGE

OSH Holdings, LLC has executed this Agreement as of the date set forth hereinabove.

OSH HOLDINGS, LLC

By: *(signed) "Kevin Blaylock"*
Its: Chief Executive Officer

MEDICAL FACILITIES HOLDINGS (USA), LLC SIGNATURE PAGE

Medical Facilities Holdings (USA), LLC, has executed this Agreement as of the date set forth hereinabove.

MEDICAL FACILITIES HOLDINGS (USA), LLC

By: *(signed) "Seymour Temkin"*
Its: Chairman

By: *(signed) "Michael Salter"*
Its: Chief Financial Officer

EXHIBIT "A"

FORM OF REPURCHASE NOTICE

OSH Holdings, LLC
●

Date: ________________

Re: Repurchase of Membership Units

To: Management Committee:

I, ______________________, an undersigned Member of OSH Holdings, LLC, an Oklahoma limited liability company (the "**Company**"), hereby request that the Company repurchase ______________ number of Class A Membership Units represented by Certificate of Membership number __ (the "**Membership Units**") in accordance with the terms and conditions of the Operating Agreement of OSH Holdings, LLC, dated June 21, 2005 (as the same may be amended from time to time, the "**Operating Agreement**").

In furtherance thereof, I represent and warrant that: (i) I am the legal and beneficial owner of the Class A Membership Units, (ii) such Class A Membership Units have not been pledged and are not subject to any liens or other encumbrances, and (iii) the repurchase of such Class A Membership Units is subject to the limitations set forth in the Operating Agreement, including Article XI thereof.

____
Name:

EXHIBIT "B"

FORM OF REPURCHASE EVENT FORM

[Letterhead of OSH Holdings, LLC]

[Name and address of Member]

Re: Mandatory Repurchase Event

Dear ________________:

Reference is hereby made to that certain Operating Agreement of OSH Holdings, LLC (the "**Company**"), dated June 21, 2005 (as the same may be amended from time to time, the "**Operating Agreement**"). Capitalized terms used, but not otherwise defined herein, shall have the meaning set forth in the Operating Agreement.

The Company hereby notifies you that a Mandatory Repurchase Event has occurred and the Company will be repurchasing your Membership Units in accordance with the terms, conditions and limitations of the Operating Agreement. The Company's records reflect that you own ____ Membership Units represented by Certificate of Membership No. __, and you must elect, by indicating below, whether you want the Membership Units to be repurchased under Article XI or Article XII of the Operating Agreement:

You must return a signed and completed copy of this letter to the Company within fifteen (15) Business Days of the date of this letter. If a copy of this letter is not timely returned to the Company, then, as set forth in the Operating Agreement, the Management Committee will determine, in its sole and absolute discretion, whether the repurchase of your Membership Units will be pursuant to Alternative 1 or Alternative 2 (as described below), and you will be bound by the decision of the Management Committee.

OSH HOLDINGS, LLC

By: ____________________________________

Its Vice Chairman

PLEASE REPURCHASE MY CLASS A MEMBERSHIP UNITS AS FOLLOWS:

Alternative 1: ☐ Repurchase the Class A Membership Units under Article XI of the Operating Agreement, in which event, the Company may elect to pay me in cash or by delivery of IPS Units in accordance with the terms and conditions of Article XI, subject to the limitations set forth therein.

OR

Alternative 2: ☐ Repurchase the Class A Membership Units under Article XII of the Operating Agreement, in which event the Company may elect to pay me in cash in one payment or installment payments as set forth in the Operating Agreement, subject to the terms, conditions and limitations therein.

I further represent and warrant that: (i) I am the legal and beneficial owner of the Membership Units, (ii) such Class A Membership Units have not been pledged and are not subject to any liens or other encumbrances, and (iii) the repurchase of such Class A Membership Units is subject to the limitations set forth in the Operating Agreement, including Article IX thereof.

____

Name:

AGREEMENT BY PHYSICIAN REPRESENTATIVE OF MEMBER

The undersigned ("Physician Representative") certifies that he or she is the Physician Representative of ______________________________ ("Member"), which is a Member of, or has subscribed for Units representing membership interests in __________________OSH Holdings, LLC, an Oklahoma limited liability company (the "Company") as governed by the Company's Operating Agreement. For good and valuable consideration, Physician Representative (a) certifies that he or she has been duly appointed by the Member to serve as its Physician Representative; (b) represents that the representations and warranties contained in the Operating Agreement are true and correct as to Physician Representative and acknowledges that the representations and warranties contained in the Operating Agreement must continuously remain true and correct as long as Member owns Units, (c) agrees to be bound by the restrictive covenants contained in the Operating Agreement, including those relating to non-competition, (d) agrees to be bound by the provisions of the Operating Agreement relating to active participation, dispute resolution and confidentiality to the same extent as Member, (e) agrees to be bound by the provisions of the Operating Agreement relating to limited guarantees, agreements of accommodation to lenders, financial statements for lenders and contribution to the same extent as Member, and (f) understands that other provisions of the Operating Agreement may be dependent on actions of, conditions applicable to, or requirements expected of Physician Representative.

FIRST SUPPLEMENTAL NOTE INDENTURE

FIRST SUPPLEMENTAL NOTE INDENTURE dated as of June 21, 2005 to the 12.5% Subordinated Note Indenture (the **"Note Indenture"**) dated as of March 29, 2004, among **MEDICAL FACILITIES CORPORATION**, a corporation continued under the laws of the Province of British Columbia (the "**Company**"), **MEDICAL FACILITIES HOLDINGS (USA), LLC ("Medical Facilities USA")**, and **COMPUTERSHARE TRUST COMPANY OF CANADA**, as trustee (the "**Trustee**") and not in its personal capacity.

Capitalized terms used herein and not otherwise defined shall have the meaning set out in the Note Indenture.

WHEREAS the Company has entered into an agreement dated June 6, 2005 with Medical Facilities USA and BMO Nesbitt Burns Inc., TD Securities Inc., RBC Dominion Securities Inc., Canaccord Capital Corporation and Sprott Securities Inc. in respect of the purchase and sale of 5,420,000 Income Participating Securities (the **"Offering"**), representing 5,420,000 common shares in the capital of the Company and $31,978,000 aggregate principal amount of the Company's 12.5% subordinated notes due 2014 (the **"New Notes"**);

AND WHEREAS section 9.01(g) of the Note Indenture provides that the Company and the Trustee may amend the Note Indenture, without prior notice or consent of any Securityholder, to provide for the issuance of Additional Securities, provided such Additional Securities have terms identical to the Original Securities (except for any variation in issue price, issuance date and interest payable as a result of such dates), and which shall be treated, together with any outstanding Original Securities, as a single issue of securities, including the entering into of one or more indentures supplemental to the Note Indenture for this purpose;

AND WHEREAS the New Notes to be issued in connection with the Offering shall constitute Additional Securities as such term is defined under the Note Indenture;

AND WHEREAS all necessary corporate proceedings of the Company have been duly passed and other proceedings taken and conditions complied with to make the creation and issue of the New Notes and this First Supplemental Note Indenture and the execution thereof, legal and valid and in accordance with the laws relating to the Company and with all other laws and regulations in respect thereof;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each party agrees that this First Supplemental Note Indenture is entered into pursuant to Section 9.01(g) of the Note Indenture to allow for the issuance of the New Notes.

IN WITNESS WHEREOF, the parties have caused this Supplemental Note Indenture to be duly executed as of the date first written above.

MEDICAL FACILITIES CORPORATION

By: *(signed) "Seymour Temkin"*

Seymour Temkin
Chairman

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

Per: *(signed) "Morag Abraham"*

Name: Morag Abraham
Title: Professional, Corporate Trust

Per: *(signed) "Lulu Tao"*

Name: Lulu Tao
Title: Professional, Corporate Trust

MEDICAL FACILITIES HOLDINGS (USA), LLC

Per: *(signed) "Seymour Temkin"*

Seymour Temkin
Chairman

MEDICAL FACILITIES CORPORATION

OSH SUBCO, LLC

SUBCO NOTE

June 21, 2005

OSH SUBCO, LLC

12.5% Subordinated Note due 2015
(the "**Note**")

US$22,284,017

FOR VALUE RECEIVED, the undersigned, OSH SUBCO, LLC, an Oklahoma limited liability company (the "**Company**"), promises to pay to the order of:

OSH Holdings, LLC
4120 W. Memorial Road, Suite 300
Oklahoma City, Oklahoma
73120 United States of America

(the "**Holder**")

the principal aggregate sum of TWENTY-TWO MILLION TWO HUNDRED AND EIGHTY-FOUR THOUSAND, AND SEVENTEEN DOLLARS (US$22,284,017) on March 29, 2014, subject to extension as provided herein.

Capitalized terms used herein but not otherwise defined shall have the meaning set out in <u>**Schedule "A"**</u> hereto.

1. Interest

The Company promises to pay interest on the principal amount of this Note at the rate of 12.5% per annum. The Company shall pay interest to the Holder from June 21, 2005 (the "**Issue Date**") or from the most recent date to which interest has been paid or provided for, payable monthly in arrears, less any tax required to be withheld, if applicable, on the 15th day of each month commencing July 15, 2005, provided that if any such day is not a Business Day, such day shall be the next Business Day.

2. Extension of Maturity

The Note will initially mature on March 29, 2014, and the maturity may be extended by the Company for two additional successive five-year terms, to March 29, 2019 and March 29, 2024, respectively, if and only if the following conditions are satisfied:

(a) no Event of Default has occurred and is continuing with respect to the Note; and

(b) no Event of Default has occurred and is continuing with respect to any other material (as determined on a consolidated basis) Indebtedness of the Company or its Subsidiaries.

If the Company determines to extend the maturity of the Note, the Company shall mail a notice of such extension, which notice shall include the new Stated Maturity, by first-class mail to the Holder, at least 30 and not more than 60 days prior to the previous Stated Maturity.

In no event shall the final Stated Maturity of the Note be later than March 29, 2024.

3. Method of Payment

The Holder must surrender the Note to the Company to collect the principal payment. The Company shall pay principal, premium, if any, and interest in money of the United States of America that at the time of payment is legal tender for payment of public and private debts. The Company will make all payments in respect of the Note (including principal, premium, if any, and interest), and the Note may be exchanged or transferred, at the Company's office in Oklahoma except that, at the option of the Company, payment of interest may be made by cheque mailed to the Holder at its address set out above; provided, however, that payments on the Note may also be made by wire transfer to a U.S. dollar account maintained by the Holder with a bank in the United States if the Holder elects payment by wire transfer by giving written notice to the Company to such effect designating such account no later than 30 days immediately preceding the relevant due date for payment (or such other date as the Company may accept in its discretion).

4. Optional Redemption

On or after March 29, 2009, the Company may redeem the Note, at its option, at any time in whole and from time to time in part, upon not less than 30 nor more than 60 days notice to the Holder, for cash, at a redemption price ("**Redemption Price**") equal to any accrued and unpaid interest on the portion of the Note being redeemed plus:

(a) 105% of the principal amount of the portion of the Note being redeemed where the redemption occurs on or after March 29, 2009 but before March 29, 2010;

(b) 104% of the principal amount of the portion of the Note being redeemed where the redemption occurs on or after March 29, 2010 but before March 29, 2011;

(c) 103% of the principal amount of the portion of the Note being redeemed where the redemption occurs on or after March 29, 2011 but before March 29, 2012;

(d) 102% of the principal amount of the portion of the Note being redeemed where the redemption occurs on or after March 29, 2012 but before March 29, 2013;

(e) 101% of the principal amount of the portion of the Note being redeemed where the redemption occurs on or after March 20, 2013 but before March 20, 2014; and

(f) 100% of the principal amount of the portion of the Note being redeemed on the Stated Maturity.

If the Company extends the Stated Maturity of the Note in accordance with Section 2, the Redemption Price for redemptions during each such extended term will be calculated based on the same declining premium to principal amount basis as noted above but the anniversary dates listed in (a) through (f) shall be each increased by five years, respectively.

In addition to the foregoing, the Company may, at any time with the written consent of the Holder, redeem the Note at any time in whole or from time to time in part, for cash at a Redemption Price equal to the 100% principal amount thereof, plus any accrued and unpaid interest thereon.

5. Redemption in Connection with Exchange Agreement

Notwithstanding Section 4, upon the exchange of Exchangeable Interests by the Company pursuant to the terms of the Exchange Agreement, to the extent such redemptions have not previously occurred pursuant to Section 4, the Company must redeem that proportion of the principal amount of the Note equal to the proportion of the Oklahoma Spine Hospital, LLC interests (for greater certainty, all interests, not solely Exchangeable Interests) exchanged by the Company. Upon any redemption pursuant to this Section 5, the Redemption Price will equal the principal amount of the portion of the Note being redeemed, plus any accrued and unpaid interest thereon. The Redemption Price paid pursuant to this Section 5 may be paid either in cash, membership interests, IPSs acquired on the exchange (subject to Section 4.1 of the Exchange Agreement), or a combination thereof, (subject to applicable regulatory requirements) at the sole discretion of the Company.

6. Notice of Redemption

Notice of redemption will be mailed by first-class mail at least 30 days but not more than 60 days before the Redemption Date to the Holder at its address set out above. The Note may be redeemed in whole or in part. Once notice of redemption is mailed, the Note (or the partial amount thereof called for redemption) becomes due and payable on the Redemption Date and at the Redemption Price stated in the notice. Upon surrender to the Company, the Note (or such partial amount thereof) shall be paid at the Redemption Price stated in the notice, plus accrued interest, if any, to the Redemption Date. Unless the Company fails to pay the amount due on surrender of the Note, on and after the Redemption Date interest ceases to accrue on the Note (or such portion thereof called for redemption). Upon surrender and cancellation of a Note that is redeemed in part, the Company shall execute for the Holder (at the Company's expense) a new Note equal in principal amount to the unredeemed portion of the Note surrendered.

7. Sinking Fund

The Note is not subject to any Sinking Fund.

8. Subordination

The Note is subordinated to Senior Indebtedness of the Company. To the extent provided herein, Senior Indebtedness of the Company must be paid before the Note may be paid. The Company agrees, and the Holder by accepting the Note agrees, to the subordination provisions contained herein.

8.1 Agreement To Subordinate

The Company agrees, and the Holder by accepting a Note agrees, that the Indebtedness evidenced by the Note is subordinated in right of payment, to the extent and in the manner provided in this Section 8, to the prior payment in full of all existing and future Senior Indebtedness of the Company and that the subordination is for the benefit of and enforceable by the holders of such Senior Indebtedness. The Note shall in all respects rank:

(a) *pari passu* in right of payment with all existing and future *Pari Passu* Indebtedness of the Company; and

(b) senior in right of payment to all existing and future Subordinated Indebtedness of the Company; and

(c) junior to Indebtedness that is Senior Indebtedness of the Company;

in accordance with the provisions set forth herein.

8.2 Liquidation, Dissolution, Bankruptcy

Upon any payment or distribution of the assets of the Company to creditors upon a total or partial liquidation or dissolution of the Company or reorganization of or similar proceeding relating to the Company or its property, the holders of Senior Indebtedness of the Company shall be entitled to receive payment in full of the Senior Indebtedness of the Company before the Holder is entitled to receive any payment and until the Senior Indebtedness is paid in full, any payment or distribution to which the Holder would be entitled but for this Section 8 shall be made to holders of the Senior Indebtedness of the Company as their interests may appear (except that the Holder may receive and retain Permitted Junior Securities).

8.3 Default on Senior Indebtedness

(a) Except for redemptions required by Section 5 hereof with respect to the exchange of Exchangeable Interests, the Company may not pay the principal of, premium (if any) or interest on, the Note and may not otherwise purchase, redeem or otherwise retire any portion of the Note (except that the Holder may receive and retain Permitted Junior Securities (collectively, "**pay the Securities**") if (A) a default in the payment of the principal of, premium, if any, or interest on any Senior Indebtedness of the Company occurs and is continuing or any other amount owing in respect of any Senior Indebtedness of the Company is not paid when due, or (B) any other default on Senior Indebtedness of the Company occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms unless, in either case, (x) the default has been cured or waived and any such acceleration has been rescinded or (y) such Senior Indebtedness has been paid in full. However, the Company may pay the Note without regard to the foregoing if the Company receives written notice approving such payment from the Representative of such Senior Indebtedness with respect to which either of the events set forth in clause (A) or (B) of the immediately preceding sentence has occurred and is continuing. During the continuance of any default (other than a default described in clause (A) or (B) of the second preceding sentence) with respect to any Senior Indebtedness of the Company pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Company may not pay the Note for a period (a "**Payment Blockage Period**") commencing upon the receipt by the Company of written notice (a "**Blockage Notice**") of such default from the Representative of such Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 119 days thereafter (or earlier if such Payment Blockage Period is terminated (i) by written notice to the Company from the Person or Persons who gave such Blockage Notice, (ii) by repayment in full of such Senior Indebtedness or (iii) because the default giving rise to such Blockage Notice is no

longer continuing). Notwithstanding the provisions described in the immediately preceding sentence (but subject to the provisions contained in the first sentence of each of this Section 8.3 and Section 8.2), unless the holders of such Senior Indebtedness or the Representative of such holders shall have accelerated the maturity of such Designated Senior Indebtedness, the Company may resume payments on the Note after the end of such Payment Blockage Period. In no event may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 119 days in the aggregate during any 360 consecutive day period. For purposes of this Section 8.3, no default or event of default that existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Senior Indebtedness of the Company initiating such Payment Blockage Period shall be, or be made, the basis of the commencement of a subsequent Payment Blockage Period by the Representative of such Designated Senior Indebtedness, whether or not within a period of 360 consecutive days, unless such default or event of default shall have been cured or waived for a period of not less than 90 consecutive days.

(b) After the occurrence of an Event of Default, the Company shall promptly notify the holders of the Senior Indebtedness (or their Representative) of such occurrence. If any Senior Indebtedness is outstanding, the Company may not pay the Note until five Business Days after such holders or the Representative of the Senior Indebtedness receives notice of such occurrence and, thereafter, may pay the Note only if the provisions of this Section 8 otherwise permit payment at that time.

8.4 Acceleration of Payment of Securities; Acceleration Forebearance

After the occurrence of an Event of Default, the Company shall promptly notify the holders of the Senior Indebtedness (or their Representative) of such occurrence. The principal amount of the Note shall not be due and payable by the Company during any Acceleration Forebearance Period.

8.5 When Distribution Must Be Paid Over

If a distribution is made to the Holder that because of this Section 8 should not have been made, the Holder shall hold it in trust for holders of Senior Indebtedness of the Company and pay it over to them as their respective interests may appear.

8.6 Subrogation

After all Senior Indebtedness of the Company is paid in full and until the Note is paid in full, the Holder shall be subrogated to the rights of holders of such Senior Indebtedness to receive distributions applicable to Senior Indebtedness. A distribution made under this Section 8 to holders of such Senior Indebtedness of the Company which otherwise would have been made to the Holder is not, as between the Company and the Holder, a payment by the Company on such Senior Indebtedness.

8.7 Relative Rights

This Section 8 defines the relative rights of the Holder and holders of Senior Indebtedness of the Company. Nothing in this Note shall:

(a) impair, as between the Company and the Holder, the obligation of the Company, which is absolute and unconditional, to pay principal of and interest on the Note in accordance with its terms; or

(b) prevent the Holder from exercising its available remedies upon a Default, subject to the rights of holders of Senior Indebtedness of the Company to receive distributions otherwise payable to the Holder.

8.8 Subordination May Not Be Impaired by Company

No right of any holder of Senior Indebtedness of the Company to enforce the subordination of the Indebtedness evidenced by the Note shall be impaired by any act or failure to act by the Company or by its failure to comply with this Note.

8.9 Distribution or Notice to Representative

Whenever a distribution is to be made or a notice given to holders of Senior Indebtedness of the Company, the distribution may be made and the notice given to their Representative (if any).

8.10 Not To Prevent Events of Default or Limit Right To Accelerate

The failure to make a payment pursuant to the Note by reason of any provision in this Section 8 shall not be construed as preventing the occurrence of a Default. Except as otherwise provided in Section 8.4, nothing in this Section 8 shall have any effect on the right of the Holder to accelerate the maturity of the Note.

8.11 Reliance by Holders of Senior Indebtedness on Subordination Provisions

The Holder by accepting this Note acknowledges and agrees that the foregoing subordination provisions are, and are intended to be, an inducement and a consideration to each holder of any Senior Indebtedness of the Company, whether such Senior Indebtedness was created or acquired before or after the issuance of the Note, to acquire and continue to hold, or to continue to hold, such Senior Indebtedness and such holder of such Senior Indebtedness shall be deemed conclusively to have relied on such subordination provisions in acquiring and continuing to hold, or in continuing to hold, such Senior Indebtedness.

9. Transfer and Assignment

The Note is in registered form without coupons. A Holder may not transfer or exchange the Note and may be treated as the owner of it for all purposes and the obligations of the Company under the Note may not be assigned by the Company without the prior written consent of the Holder. Notwithstanding the foregoing (a) the Company may merge, amalgamate or consolidate with one or more Subcos and upon such occurrence, all of the terms of this Note

otherwise remain identical other than references to the Company which shall thereafter be deemed to be references to the resulting entity; and (b) if a Holder merges, consolidates or amalgamates with one or more Holding Entities, ownership of this Note and the benefit of the Company's obligations hereunder shall be deemed to be transferred to the resulting entity without any further action on the part of the Holder or the Company. For greater certainty, a merger, consolidation or amalgamation as contemplated in this Section 9 shall not constitute an "Event of Default" under Section 10 hereof.

10. Defaults and Remedies

Subject to Acceleration Forebearance Periods during which the principal amount of the Note will not be due and payable by the Company, if an Event of Default occurs (other than an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company as set out in clause (d) or (e) below) and is continuing, the Holder may declare the principal of and accrued but unpaid interest on the Note to be due and payable. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company as set out in (d) or (e) below occurs, the principal of and interest on the Note shall become immediately due and payable without any declaration or other act on the part of the Holder. The Holder may at any time rescind any such acceleration with respect to the Note and its consequences.

An "**Event of Default**" occurs if:

(a) the Company defaults in any payment of interest on the Note when the same becomes due and payable, whether or not such payment shall be prohibited by Section 8, and such Default continues for a period of 30 days;

(b) the Company defaults in the payment of the principal or premium, if any, of the Note when the same becomes due and payable at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise, or upon any extensions of the Stated Maturity in accordance with Section 2, whether or not such payment shall be prohibited by Section 8.

(c) the Company fails to comply with any of its agreements herein (other than those referred to in (a) or (b) above) and such failure continues for 60 days after the notice specified below;

(d) the Company or any Subsidiary of the Company pursuant to or within the meaning of any Bankruptcy Law:

  (i) commences a voluntary case or proceeding;

  (ii) consents to the entry of an order for relief against it in an involuntary case or proceeding;

  (iii) consents to the appointment of a Custodian of it or for any substantial part of its property; or

  (iv) makes a general assignment for the benefit of its creditors;

or takes any comparable action under any foreign laws relating to insolvency;

(e) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i) is for relief against the Company or any Subsidiary of the Company in an involuntary case;

(ii) appoints a Custodian of the Company or any Subsidiary of the Company or for any substantial part of the property of the Company or any Subsidiary of the Company; or

(iii) orders the winding up or liquidation of the Company or any Subsidiary of the Company;

or any similar relief is granted under any foreign laws and the order or decree remains unstayed and in effect for 90 days;

(f) any judgment or decree for the payment of money (other than judgments which are covered by enforceable insurance policies issued by solvent carriers) in excess of US$10 million or its foreign currency equivalent is entered against the Company or a Subsidiary of the Company and either (A) an enforcement proceeding thereon has been commenced and has not been discharged or stayed within 90 days thereafter or (B) there is a period of 60 days following the entry of such judgment or decree during which such judgment or decree is not discharged, waived or the execution thereof stayed; or

(g) the Note ceases to be in full force and effect, except as contemplated by the terms thereof, or the Company denies or disaffirms its obligations hereunder, except as contemplated by the terms hereof, and such Default continues for 10 days.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

A Default under clause (c) above is not an Event of Default until the Holder notifies the Company of the Default and the Company does not cure such Default within the time specified in clause (c) after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a "**Notice of Default**".

The Company shall deliver to the Holder, within 30 days after the occurrence thereof, written notice in the form of an Officers' Certificate of any Event of Default under clause (g) and any event which with the giving of notice or the lapse of time would become an Event of Default under clause (f), its status and what action the Company is taking or proposes to take with respect thereto.

11. No Recourse Against Others

A director, officer, employee or member of the Company shall not have any liability for any obligations of the Company under the Note or for any claim based on, in respect of or by reason of such obligations or their creation. By accepting this Note, the Holder waives and releases all such liability. This waiver and release are part of the consideration for the issue of the Note.

12. Compliance Certificate

The Company will deliver to the Holder within 120 days after the end of each fiscal year of the Company commencing with the fiscal year ending on December 31, 2005, an Officers' Certificate stating that in the course of the performance by the signers of their duties as officers of the Company they would normally have knowledge of any Default and whether or not the signers know of any Default that occurred during such period. If they do, the certificate shall describe the Default, its status and what action the Company is taking or proposes to take with respect thereto.

13. Governing Law

THIS SECURITY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF OKLAHOMA AND SHALL BE TREATED IN ALL RESPECTS AS AN OKLAHOMA CONTRACT.

OSH SUBCO, LLC

By: _(signed) "Kevin Blaylock"_
Name: Kevin Blaylock
Title: Chief Executive Officer

OSH HOLDINGS, LLC

By: _(signed) "Kevin Blaylock"_
Name: Kevin Blaylock
Title: Chief Executive Officer

SCHEDULE "A"

DEFINITIONS

"**Acceleration Forebearance Period**" means, so long as the Company has Designated Senior Indebtedness, the period beginning on the date when the Holder provides the Company with a notice of acceleration pursuant to Section 12 herein and expiring on the earliest of: (a) 119 days after the commencement of such period, provided, however, that in the event that there has been any prior Acceleration Forebearance Period in the immediately preceding 12 month period, the duration of the Acceleration Forebearance Period will be automatically reduced by the cumulative duration of all prior Acceleration Forebearance Periods that occurred during the preceding 12 month period; (b) the date the holders of Designated Senior Indebtedness accelerate the Designated Senior Indebtedness or any enforcement or collection action shall have been commenced with respect thereto; (c) the existence of an Event of Default described in Sections 10(d) or (e) and (d) the Stated Maturity of the Note.

"**Bankruptcy Law**" means Title 11, United States Code, or any similar federal or state law for the relief of debtors, or the *Bankruptcy and Insolvency Act* (Canada) or any other Canadian federal or provincial law or foreign law relating to bankruptcy, insolvency, winding up, liquidation, reorganization or relief of debtors.

"**Business Day**" means a day other than a Saturday, Sunday or other day on which banking institutions in the State of Oklahoma are authorized or required by law to close.

"**Capitalized Lease Obligations**" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

"**Capital Stock**" means: (i) in the case of a corporation, corporate stock or equity interests; (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"**Credit Facility**" means the loan agreement between Oklahoma Spine Hospital, L.L.C. and Stillwater National Bank and Trust Company in respect of a US$5,000,000 to Oklahoma Spine Hospital, L.L.C., in existence on the Issue Date.

"**Custodian**" means any receiver, receiver and manager, monitor, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.

"**Default**" means any event which is, or after notice or passage of time or both would be, an Event of Default.

"**Designated Senior Indebtedness**" means outstanding Senior Indebtedness which requires subordinated debt of the Company to have a forbearance provision.

"**Exchangeable Interests**" means the 14% membership interest in Oklahoma Spine Hospital, LLC that is exchangeable for IPSs by the Company pursuant to the Exchange Agreement.

"**Exchange Agreement**" means the Exchange Agreement dated the date hereof among Medical Facilities Corporation, the Company and the other persons identified therein as parties thereto.

"**Fair Market Value**" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of who is under undue pressure or compulsion to complete the transaction.

"**GAAP**" means United States of America generally accepted accounting principles.

"**guarantee**" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business) direct or indirect, in any manner (including, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

"**Holding Entities**" means Black Hills Surgical Physicians, LLC, Dakota Plains Surgical Physicians, LLC, Sioux Falls Surgical Physicians, LLC, and "**Holding Entity**" means any one of them.

"**IPSs**" means the Medical Facilities Corporation's Income Participating Securities, whether currently outstanding or as may be issued from time to time.

"**Incur**" means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary, and "Incurred" or "Incurrence" will have a corresponding meaning.

"**Indebtedness**" means, with respect to any Person: (i) the principal of any indebtedness of such Person, whether or not contingent: (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers' acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property, except any such balance that constitutes a trade payable or similar obligation to a trade creditor due within six months from the date on which it is Incurred, in each case Incurred in the ordinary course of business, which purchase price is due more than six months after the date of placing the property in service or taking delivery and title thereto, or (d) in respect of Capitalized Lease Obligations; (ii) to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and (iii) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Person; provided, further, that any obligation of Company or any Subsidiary in respect of account credits or

participants under any employee, director or officer compensation plan of the Company or Subsidiary, will be deemed not to constitute Indebtedness.

"**Interest Payment Date**" means the Stated Maturity or the date specified as the fixed date on which an instalment of interest on the Note is due.

"**Lien**" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (Oklahoma) (or equivalent statutes) of any jurisdiction), provided that in no event will an operating lease be deemed to constitute a Lien.

"**Management Committee**" means the Management Committee of the Company or any committee thereof duly authorized to act on behalf of such Management Committee.

"**Officer**" means the President, any Chief Executive Officer, Chief Financial Officer, Senior Vice President or Vice President, the Treasurer, the Secretary or the Chairman of the Management Committee of the Company

"**Officers' Certificate**" means a certificate signed on behalf of the Company by two Officers of the Company, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company that meets the requirements set forth in this Indenture.

"***Pari Passu* Indebtedness**" means the Note and any other Indebtedness of the Company other than Senior Indebtedness, Secured Indebtedness or Subordinated Indebtedness of the Company.

"**Permitted Junior Securities**" shall mean debt or equity securities of the Company or any successor corporation issued pursuant to a plan of reorganization or readjustment of the Company that are subordinated to the payment of all then outstanding Senior Indebtedness of the Company at least to the same extent that the Note is subordinated to the payment of all Senior Indebtedness of the Company on the Issue Date, so long as to the extent that any Senior Indebtedness of the Company outstanding on the date of consummation of any such plan of reorganization or readjustment is not paid in full in cash on such date, either (a) the holders of any such Senior Indebtedness not so paid in full in cash have consented to the terms of such plan of reorganization or readjustment or (b) such holders receive securities which constitute Senior Indebtedness and which have been determined by the relevant court to constitute satisfaction in full in cash of any Senior Indebtedness not paid in full in cash.

"**Person**" means any individual, corporation, partnership, business trust, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

"**Representative**" means the trustee, agent or representative (if any) for an issue of Senior Indebtedness.

"**Secured Indebtedness**" means any Indebtedness of the Company or any Subsidiary secured by a Lien, including the Senior Lender Indebtedness.

"**Senior Credit Documents**" means the reference to the Credit Facility, including the loan agreement executed and delivered by Oklahoma Spine Hospital, LLC to Stillwater National Bank and Trust Company, in connection therewith and any security documentation and collateral documents relating thereto.

"**Senior Indebtedness**" with respect to the Company or any Subsidiary of the Company means all Secured Indebtedness of the Company or any such Subsidiary including interest thereon (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any Subsidiary of the Company whether or not a claim for post-filing interest is allowed in such proceeding) and other amounts (including make-whole, fees, expenses, reimbursement obligations under letters of credit and indemnities) owing in respect thereof, whether outstanding on the Issue Date or thereafter Incurred (and, for greater certainty, includes replacement and supplemental financing thereof), unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such obligations are not superior in right of payment to the Note; provided, however, that Senior Indebtedness shall not include, as applicable, (i) any obligation of the Company to any Subsidiary of the Company, or of such Subsidiary to the Company or any other Subsidiary of the Company, (ii) any liability for federal, state, provincial, local or other taxes owed or owing by the Company or such Subsidiary, (iii) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities), (iv) any Indebtedness or obligation of the Company or such Subsidiary which is *Pari Passu* Indebtedness, or (v) any obligations with respect to any Capital Stock.

"**Senior Lender Indebtedness**" means any and all amounts payable under on in respect of the Credit Facilities, the other Senior Credit Documents and any Refinancing Indebtedness with respect thereto, as amended from time to time, including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or Subsidiary, as applicable, whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

"**Sinking Fund**" means money accumulated on a regular basis in a separate custodial account that is used to redeem debt securities or preferred stock issues.

"**Stated Maturity**" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer thereof unless such contingency has occurred), and, for the purposes of determining the Stated Maturity of this Note, including any extension to such maturity pursuant to Section 2.

"**Subcos**" means Black Hill Surgical, LLC; Dakota Plains Surgical Subco, LLC; Sioux Falls Surgical Subco, LLC; and OSH Subco, LLC, and "Subco" means any one of these limited liability companies.

"**Subordinated Indebtedness**" means, with respect to the Company or any Subsidiary, all Indebtedness of the Company or any Subsidiary which is not Senior Indebtedness.

"**Subordinated Notes**" means the 12.5% Subordinated Notes of Medical Facilities Corporation due 2015 issued pursuant to a trust indenture dated March 29, 2004.

"**Subsidiary**" means, with respect to any Person, (i) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof and (ii) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise and (y) such Person or any Wholly Owned Subsidiary of such Person is a controlling general partner or otherwise controls such entity; provided that notwithstanding the foregoing, for the purposes of this Note, the Subsidiaries of the Company will be deemed to include Oklahoma Spine Hospital, L.L.C. for so long as the Company retains any direct or indirect interest therein.

"**Wholly Owned Subsidiary**" of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock on other ownership interests of which will at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

NON-SOLICITATION, NON-DISCLOSURE AND NON-COMPETE AGREEMENT

THIS NON-SOLICITATION, NON-DISCLOSURE, AND NON-COMPETE AGREEMENT (this "**Agreement**") is made and entered into by and among Oklahoma Spine Hospital, L.L.C., an Oklahoma limited liability company (the "**Company**"); Medical Facilities HOLDINGS (USA), LLC, a Delaware limited liability company ("**MF USA**"); OSH Holdings, LLC, an Oklahoma limited liability company ("**Holdco**"); OSH Subco, LLC, an Oklahoma limited liability company ("**Subco**"); and the undersigned individual members of the Company (each a "**Member**" and, collectively, the "**Members**"). The Company, MF USA, Holdco, Subco and each Member are sometimes hereafter referred to individually as a "**Party**" and collectively as the "**Parties**".

WITNESSETH:

WHEREAS, the Company is engaged in the business of owning and operating a specialty hospital in Oklahoma City, Oklahoma (the "**Business**");

WHEREAS, the Members intend to sell 50% of their respective membership units (the "**Transferred Units**") in the Company, including the goodwill associated therewith, to MF USA in connection with the transactions described in the written consent previously executed by the Members and effective as of May 18, 2005 (the "**Transactions**");

WHEREAS, the Members intend to transfer the remaining portions of their membership units in the Company (the "**Retained Units**") to Holdco in connection with the Transactions;

WHEREAS, Holdco intends to transfer the Retained Units to Subco in connection with the Transactions; and

WHEREAS, it is a condition to MF USA's obligation to purchase the Transferred Units that the Company, MF USA, Holdco, Subco and each of the Members execute this Agreement pursuant to which, among other things, the Members agree to refrain from carrying on a similar business as the Company in order to preserve the economic value and goodwill associated with the Transferred Units being purchased by MF USA;

NOW, THEREFORE, for and in consideration of the Transactions and in consideration of the mutual promises contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the Parties hereto do hereby agree as follows:

1. Definitions. For purposes of this Agreement, unless otherwise defined herein, the following capitalized terms shall have the meaning assigned to them below:

1.1 "**Competing Business**" shall mean a business, or sole practice by a Member, that owns or operates a specialty hospital, general hospital, ambulatory surgery center, pain management facility, surgery center or other facility that provides surgical care or pain management services.

1.2 "**Effective Date**" shall mean the date on which MF USA has purchased the Transferred Units from the Members and consummated the Transactions.

1.3 "**Limited Guarantee**" shall mean that certain cash flow guarantee given by the Company to the holders of the "Notes" issued by Medical Facilities Corporation, a corporation continued under the laws of the Province of British Columbia ("**MFC**"), in connection with the Transactions.

1.4 "**Proprietary Information**" shall mean information related to the Business which (i) derives economic value, actual or potential, from not being generally known to or readily ascertainable by other persons who can obtain economic value from its disclosure or use; and (ii) is the subject of efforts by the Company that are reasonable under the circumstances to maintain its secrecy. Proprietary Information does not include medical records or information relating to patient care which shall be maintained in accordance with applicable laws and medical standards.

1.5 "**Restricted Period**" shall mean the period of time beginning on the Effective Date and extending until the earlier of (i) with respect to a Member, five (5) years after such Member's termination of his, her or its interest in Holdco; (ii) with respect to any Party, the Successful Enforcement of the Limited Guarantee against the Company; or (iii) with respect to any Party, the cessation of the Business of the Company in the Market Area.

1.6 "**Successful Enforcement**" shall mean the entry of a judgment against the Company in respect of the Limited Guarantee, whether by a court, arbitrator or mediator, regardless of whether or not such judgment is enforced or satisfied in whole or in part, or the commencement of any bankruptcy or similar insolvency proceedings with respect to the Company or the appointment of a receiver for the assets or business of the Company.

2. Non-Competition and Non-Solicitation. Each of the Members hereby acknowledges and agrees that the sale of the Transferred Units includes a transfer of the goodwill associated with the Company and to preserve the economic value associated therewith, and in consideration of MF USA's purchase of such Member's Transferred Units, each Member hereby agrees as follows:

2.1 Except as provided in Section 2.2 of this Agreement, during the Restricted Period, each Party, other than the Company, shall not (without obtaining the prior written consent of the Company and MF USA), directly or indirectly, on his, her or its behalf or in the service of or on the behalf of others, as a director, governor, manager, officer, trustee, owner (except as an owner of less than 5% of the outstanding stock of a publicly-owned corporation), employee, consultant, advisor, independent contractor or in any other capacity (i) engage in a business that is a Competing Business, (ii) maintain any financial relationship (which, for purposes of this Agreement, includes any ownership or investment interest, either as equity or debt, or any compensation arrangement) with any Competing Business, (iii) develop, own. operate, lease, manage, invest in or finance any Competing Business or (iv) provide financial, consulting or managerial assistance relating to the formation and/or operation of any Competing Business to any other person, company, business or enterprise that owns, operates or manages a Competing Business, each within Oklahoma County (or any counties contiguous to Oklahoma County).

2.2 The Parties hereto acknowledge and agree that:

2.2.1 The appropriate treatment of a patient shall be dictated by such patient's needs and desires and applicable medical ethics. Accordingly, nothing in this Agreement shall be construed to require any Member to direct his or her patients to facilities operated by the

Company, and nothing in this Agreement shall be construed to impede and preclude in any way a Member's right to send patients to any facility which such Member and patients desire. Further, nothing contained in this Agreement in any way impedes the exercise of the Members medical judgment.

2.2.2 The ownership or investment interest of a Member as described in **Exhibit A** to the counterpart version of this Agreement executed by such Member shall not be regarded as a breach of the covenant not to compete of such Member.

2.3 During the Restricted Period, each Party, other than the Company, shall not (without obtaining the prior written consent of the Company and MF USA), directly or indirectly, on his, her or its own behalf or in the service or on behalf of others, solicit or induce or attempt to solicit or induce any person employed by the Company to leave such employment, whether or not such employment is full-time or temporary, pursuant to a written or oral agreement, or for a determined period or at will, for employment with a Competing Business, or willfully dissuade or discourage any person or entity from using, employing or conducting business with the Company or MF USA, or intentionally disrupt or interfere with, or seek to disrupt or interfere with, the Company or contractual relationship between MF USA or the Company and any supplier who during the term of this Agreement supplies or supplied materials or services to the Company, or during the six month period preceding the Transactions supplied materials or services to the Company.

2.4 The provisions of this Section 2 consist of a series of separate covenants. Each Party, other than the Company, expressly agrees that the character, duration and geographical scope of the provisions of this Section 2 are reasonable. If a court or other tribunal determines that the character, duration or geographical scope of such provisions is unreasonable, then it is the intention and the agreement of the parties that such provisions will be construed (and reformed) in such a manner as to impose only those restrictions on the conduct of a Party that are reasonable in light of the circumstances as they then exist and as are necessary to assure the Company and the other Parties of the intended benefit of this Agreement. If, in any legal proceeding, a court or other tribunal refuses to enforce all of the separate covenants included in this Section 2 because they are more extensive than necessary to assure the Company of the intended benefit of this Agreement, then those covenants which, if eliminated, would permit the remaining separate covenants to be enforced in such proceeding shall, for the purpose of such proceeding, be deemed eliminated from this Agreement. The court or tribunal will be authorized to reform the provisions of this section to the extent necessary to eliminate or modify any provisions to the extent it determines them to be unreasonable or unenforceable.

2.5 Each Party acknowledges and agrees that if such Party should breach or violate any of the terms or provisions of the covenants and agreements contained in Section 2 of this Agreement, such Party shall pay the Company liquidated damages in an amount equal to the product of (i) US$818,340 and (ii) the total number of Holdco membership units held by such Party at the time of the violation. The Parties agree that such amount is a liquidated damages amount that represents a pre-determined, fair estimation of the irreparable economic loss, damage and injury that will be suffered by the Company, MF USA, Holdco and Subco as a consequence of such breach or violation. Each Party acknowledges that if a Member should breach the obligations under this Section 2 and engage in prohibited competitive practice, the damages to the Company, MF USA, Holdco and Subco would be difficult if not impossible to

ascertain. Additionally, the Parties agree that the liquidated damages amount specified in this section is fair and reasonable, and is not a penalty.

2.6 Each Party acknowledges and agrees that, by virtue of his, her or its relationship with the Company and his, her, or its knowledge of the affairs, business, referring physicians, patients and operations of the Company, irreparable loss, damage and injury will be suffered by the Company, MF USA, Holdco and Subco if the Party should breach or violate any of the terms or provisions of the covenants and agreements contained in Section 2 of this Agreement; that such covenants and agreements are made in consequence of and as an inducement to MF USA to consummate the Transactions, purchase the goodwill associated with the Transferred Units and preserve to the Company the benefit of the Business of the Company, including the assets, properties, business and good will of the Company and that each of such covenants and agreements is reasonable and necessary to protect and preserve the benefits of the Transaction. In addition to all of the remedies provided at law or in equity, including the damages provided in Section 2.5 of this Agreement, MF USA, the Company, Holdco and Subco shall be entitled to both preliminary and permanent injunctions against any other Party to prevent a breach or contemplated breach by such other Party of any of such covenants and agreements, and the existence of any claim, demand, action or cause of action of such other Party against MF USA, the Company, Holdco, Subco or any other Party, as the case may be, shall not constitute a defense to the enforcement by MF USA, the Company, Holdco or Subco, of any such covenants or agreements.

2.7 In the event that a Party shall breach any of the covenants set forth in Section 2 of this Agreement, the running of the time period for the applicable restriction shall be tolled during the continuation of any such breach by such Party and the running of the time period shall commence only upon compliance by such Party with the terms of the applicable restriction.

2.8 If a Member is not a natural person (a "**Member Entity**"), each physician who is a direct or indirect owner of the equity interests of such Member Entity shall individually sign this Agreement and shall be deemed to be a "Member" for all purposes of this Agreement, including, without limitation, the covenants set forth in Section 2 of this Agreement, as if such person directly held the membership units in the Company. In furtherance thereof, a breach by any such equity owner of the Member Entity shall be imputed to the Member Entity and shall be deemed to be a breach by the Member Entity as if such Member Entity had directly breached the terms and covenants contained herein, entitling the Company and MF USA to exercise any and all rights and remedies against such Member Entity, including without limitation, collecting the damages set forth in Section 2.5 of this Agreement. Each physician who is a direct or indirect owner of an equity interest of a Member Entity acknowledges that such equity owner is receiving a direct benefit from the sale of the majority of the Transferred Interests, including the goodwill of the Member Entity to MF USA.

3. Non-Disclosure of Proprietary Information. All Proprietary Information and all physical or electronic embodiments thereof are confidential to and are and will remain the sole and exclusive property of the Company. Except as compelled by legal process, each Member will hold such Proprietary Information in trust and strictest confidence, and will not use, reproduce, distribute, disclose or otherwise disseminate the Proprietary Information or any physical or electronic embodiments thereof and in no event will take any action causing, or fail to take the

action necessary to prevent, any Proprietary Information to lose its character or cease to qualify as Proprietary Information.

4. Equitable Remedies. Each Party acknowledges and declares that it is impossible to measure in money the damages that will accrue to the Company or MF USA by reason of failure to perform any of the obligations of such Party under this Agreement. Therefore, if MF USA, the Company, Holdco or Subco shall institute any action or proceeding to enforce the provisions hereof, the defendant against whom such action or proceeding is brought hereby waives the claim or defense that there is an adequate remedy at law and such defendant shall not urge in any action or proceeding the claim or defense that such remedy at law exists. Each Party further waives any requirement that MF USA, the Company, Holdco or Subco submit proof of the economic value of said obligation or post bond as a condition to receive injunctive relief. In addition, each Member agrees that the Company or MF USA shall be entitled to seek and obtain from a court having jurisdiction, specific performance, an injunction, a restraining order or any other equitable relief in order to enforce any such provision. The right to obtain such equitable relief shall be in addition to any other remedy to which the Company or MF USA is entitled under applicable law (including, but not limited to, monetary damages).

5. Reasonableness of Limitations. Each Member represents and warrants that he has had an opportunity to consult with counsel regarding this Agreement, has fully and completely reviewed this Agreement with such counsel and fully understands the contents hereof. Members agree that the territorial, time and other limitations contained in this Agreement are reasonable and properly required for the adequate protection of the business and affairs of the Company and of MF USA in consideration for the Transactions, and in the event that any one or more of such territorial, time or other limitations is found to be unreasonable by a court of competent jurisdiction, Members agree to submit to the reduction of said territorial, time or other limitations to such an area, period or otherwise as the court may determine to be reasonable. In the event that any limitation under this Agreement is found to be unreasonable or otherwise invalid in any jurisdiction, in whole or in part, Members acknowledge and agree that such limitation shall remain and be valid in all other jurisdictions.

6. Binding Effect. This Agreement shall be binding upon the Parties hereto, their heirs, legal representatives, guardians, trustees, executors, administrators, successors and assigns; and the Parties hereby agree, for themselves and their heirs, legal representatives, guardians, trustees, executors, administrators, successors and assigns, to execute any documents and to perform any acts which may be necessary or proper to carry out the purposes of this Agreement.

7. Notices. Any notices or other communications to any Party pursuant to or relating to this Agreement and the transactions provided for herein shall be to the address provided in writing to the Company.

8. Amendment. This Agreement may not be amended modified or terminated unless done by written agreement executed by all of the Parties hereto.

9. Survival. Each covenant and agreement set forth herein shall survive the consummation of the Transactions.

10. Further Assurances. Each Party covenants that at any time and from time to time, he, she or it will execute such additional instruments and take such action as may be reasonably requested by the other Parties to confirm or perfect or otherwise carry out the intent and purposes of this Agreement.

11. Entire Agreement; Headings. This Agreement supersedes any and all other agreements, either oral or written, between the Parties hereto with respect to the subject matter hereof and contain all the covenants and agreements among the Parties with respect to such subject matter. Section headings used herein are for convenience of reference only and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

12. Counterparts; Facsimiles. This Agreement may be executed with multiple counterpart signature pages, all of which together shall constitute one and the same Agreement. Facsimile copies of original executed signature pages shall be regarded with the same force and effect as the original executed signature page.

13. Governing Law. This Agreement shall be governed in all respects by the laws of the State of Oklahoma without regard to the conflicts of laws provisions thereof. Each of the Parties hereto agrees to submit to the jurisdiction of the courts of Oklahoma sitting in the State of Oklahoma for the resolution of any disputes under this Agreement and agrees that process in any such action shall be deemed sufficiently served if sent to it by registered mail at its address specified above in Section 7 of this Agreement.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the Effective Date.

(signed) "Stephen Andrade, M.D."
ANDRADE FAMILY, L.L.C.

(signed) "Kevin Blaylock"
KEVIN L. BLAYLOCK, CPA

(signed) "Stephen Cagle, M.D."
STEPHEN K. CAGLE, M.D.

(signed) "Charles Eckman, M.D."
ECKMAN FAMILY, L.L.C.

(signed) "Charles Engles, M.D."
CHARLES F. ENGLES, M.D.

(signed) "Eric Friedman, M.D."
ERIC S. FRIEDMAN, M.D.

(signed) "Falon Fuller, M.D."
FALON FULLER, M.D.

(signed) "Michael Hahn, M.D."
MICHAEL R. HAHN, M.D.

(signed) "William Hale, II, M.D."
WILLIAM J. HALE, II, M.D.

(signed) "Brent Hisey, M.D."

BRENT N. HISEY, M.D.

(signed) "Donald Horton, M.D."

DONALD D. HORTON, M.D.

(signed) "Alexander L'Heureux, M.D."

ARMR, LLC

(signed) "J. Pat Livingston, M.D."

J. PAT LIVINGSTON, M.D., AS TRUSTEE OF THE J. PAT LIVINGSTON 2004 REVOCABLE TRUST

(signed) "Jack Marshall, M.D."

JACK MARSHALL, M.D.

(signed) "Edward Marron"

EDWARD J. MARRON, D.P.M.

(signed) "Scott Mitchell, M.D."

THE MITCHELL FAMILY LIMITED PARTNERSHIP

(signed) "Barry Northcutt, M.D."

BARRY L. NORTHCUTT, M.D.

(signed) "James Odor, M.D."

JAMES M. ODOR, M.D.

(signed) "Stan Pelofsky, M.D."

STAN PELOFSKY, M.D.

(signed) "Robert Remondino, M.D."

ROBERT L. REMONDINO, M.D.

(signed) "W. Emery Reynolds, M.D."

W. EMERY REYNOLDS, M.D.

(signed) "Glenn Schoenhals, M.D."

GLENN W. SCHOENHALS, M.D.

(signed) "Robert Tibbs, Jr., M.D."

ROBERT E. TIBBS, JR., M.D.

(signed) "Gaylan Yates, M.D."

GAYLAN D. YATES M.D.

OKLAHOMA SPINE HOSPITAL, L.L.C.

By: *(signed) "Kevin Blaylock"*
Its: Chief Executive Officer

MEDICAL FACILITIES HOLDINGS (USA), LLC

By: *(signed) "Seymour Temkin"*
Its: Chairman

By: *(signed) "Michael Salter"*
Its: Chief Financial Officer

OSH HOLDINGS, LLC

By: *(signed) "Kevin Blaylock"*
Its: Chief Executive Officer

OSH SUBCO, LLC

By: *(signed) "Kevin Blaylock"*
Its: Chief Executive Officer

EXHIBIT A

EXCEPTIONS TO RESTRICTIONS

The following are exceptions, limitations and conditions that are applicable to the restrictions and prohibitions contained in the attached Non-Solicitation, Non-Disclosure and Non-Compete Agreement (the "**Non-Compete Agreement**"):

1. Dr. Marshall may continue to own a 1% interest in Heritage Park Surgery Center, which operates a surgery center in Midwest City, but he may not increase his equity ownership.

2. Dr. Scott A. Mitchell may continue to own his equity interest in Surgery Center of South Oklahoma City (and its successors), but may not increase such interest beyond what is held on the effective date of the Non-Compete.

3. Dr. J.P. Livingston may continue to own his equity interest in Surgery Center of Oklahoma, but may not increase such interest beyond what is held on the effective date of the Non-Compete.

4. Nothing contained in the Non-Compete Agreement is intended to restrict or prohibit any of the Members from providing professional services to any facility (including any other hospital, surgery center, pain management center or other facility), so long as the total compensation of such Member, in the aggregate from all sources for which such professional services are rendered, does not exceed $50,000 in any 12 month period.

5. Nothing contained in the Non-Compete Agreement is intended to restrict or prohibit (a) the leasing of any space in any medical or office building, (b) maintaining medical staff membership or exercising clinical privileges at any hospital, surgery center or other facility, (c) serving on medical staff committees at any facility, (d) or restricting the purchase of supplies or equipment.

RECEIVED

2005 OCT 27 P 5:00

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

OPERATING AGREEMENT OF

OSH SUBCO, LLC

TABLE OF CONTENTS

Page

OPERATING AGREEMENT OF
OSH SUBCO, LLC

THIS OPERATING AGREEMENT (the "**Operating Agreement**" or "**Agreement**") is made this 21st day of June, 2005, by and among OSH SUBCO, LLC, an Oklahoma limited liability company (the "**Company**"), OSH HOLDINGS, LLC, the sole member of the Company (the "**Member**") and MEDICAL FACILITIES HOLDINGS (USA), LLC a Delaware limited liability company ("**MF USA**"). Certain capitalized terms used herein are defined in Article II herein below.

WHEREAS MF USA acquired a 51% interest in the Hospital (as defined below) pursuant to an agreement of purchase and sale (the "**Purchase Agreement**") dated June 2, 2005;

AND WHEREAS pursuant to the terms of the Purchase Agreement, the members of the Hospital who agreed to sell a portion of their interest in the Hospital to MF USA (the "**Vendors**") also agreed to transfer their remaining retained interest in the Hospital to OSH Holdings, LLC in exchange for a membership interest in OSH Holdings, LLC;

AND WHEREAS pursuant to the Purchase Agreement, the Vendors agreed to cause OSH Holdings, LLC to contribute its membership interest in the Hospital to the Company in exchange for a Membership Interest in the Company and a note from the Company;

AND WHEREAS as partial consideration for the purchase price paid for the Vendors' interest in the Hospital as contemplated under the Purchase Agreement, MF USA has been admitted as a member without a Membership Interest in the Company as provided for by OKLA. STAT. tit. 18, §§ 2017(D) and 2023, for the limited purpose of granting to MF USA certain rights as expressly set forth herein;

NOW THEREFORE, MF USA and OSH Holdings, LLC agree as follows:

ARTICLE I
GENERAL PROVISIONS

1.1 Formation; Effective Date.

The Company has been organized as an Oklahoma limited liability company by the filing of Articles under and pursuant to the Act and the issuance of a Certificate of Limited Liability Company for the Company by the Secretary of State of Oklahoma (the "**Certificate**"). This Operating Agreement shall become effective upon the signing of this Operating Agreement by all of the parties hereto.

1.2 Name.

The name of the Company is OSH SUBCO, LLC.

1.3 Agreement.

The parties whose signatures appear on the signature pages of this Operating Agreement agree that this Operating Agreement shall govern the business and affairs of the Company, and

that all previously executed operating agreements and every subsequent amendment, restatement, or interim agreement thereof, shall be cancelled and of no effect whatsoever.

1.4 Agreement, Effect of Inconsistencies with Act.

For and in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties executing this Operating Agreement hereby agree to the terms and conditions of this Operating Agreement, as it may from time to time be amended according to its terms. It is the express intention of the parties that this Operating Agreement shall be the primary agreement of the parties. To the extent any provision of this Operating Agreement is prohibited or ineffective under the Act, this Operating Agreement shall be considered amended to the smallest degree possible in order to make the Agreement effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make any provision of this Operating Agreement that was formerly invalid valid, such provision shall be considered to be valid from the effective date of such interpretation or amendment. The parties hereby agree that the Member and MF USA shall be entitled to rely on the provisions of this Operating Agreement, and neither the Member nor MF USA shall be liable to the Company for any action or refusal to act taken in good faith reliance on the terms of this Operating Agreement. The parties hereto further agree that the duties and obligations imposed on the Member as such shall be those set forth in this Operating Agreement, which is intended to govern the relationship among the Company, the Member and MF USA, notwithstanding any provision of the Act or common law to the contrary.

1.5 Registered Office; Registered Agent; Principal Office in the United States; Other Offices.

The registered office of the Company required by the Act to be maintained in the State of Oklahoma shall be the office of the initial registered agent named in the Articles or such other office (which need not be a place of business of the Company) as the Member may designate from time to time in the manner provided by law. The registered agent of the Company in the State of Oklahoma shall be the initial registered agent named in the Articles or such other Person or Persons as the Member may designate from time to time in the manner provided by law. The principal office of the Company in the United States shall be at such place as the Member may designate from time to time, which need not be in the State of Oklahoma. The principal place of business of the Company shall be at such place as the Member may designate from time to time, which shall be in the State of Oklahoma. The Company may have such other offices as the Member may designate from time to time.

1.6 Purposes.

The Company may engage in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company was formed for the purpose of owning equity interests in Entities organized within the United States that may directly or indirectly own and operate the Hospital. The Company shall have the authority to do all things necessary or convenient to accomplish its purpose and operate its business as described herein.

1.7 Term.

The Company commenced its existence on the date the Secretary of State of Oklahoma issued the Certificate for the Company, and the term of the Company shall be perpetual, unless the Company shall be dissolved sooner and its affairs wound up in accordance with the Act or this Operating Agreement.

ARTICLE II
DEFINITIONS

2.1 Definitions.

As used in this Operating Agreement, the following terms have the following meanings:

A. "**Act**" means the Oklahoma Limited Liability Company Act and any successor statute, as amended from time to time.

B. "**Affiliates**" means any group, entity or individual who is connected with, or associated with a Facility, the Member or any hospital owned or managed by the Company.

C. "**Articles**" means the Articles of Organization filed with the Secretary of State of Oklahoma on May 19, 2005, under which the Company was organized as an Oklahoma limited liability company under and pursuant to the Act.

D. "**Bankruptcy**" means, with respect to the Member, the filing of a petition in bankruptcy, whether voluntary or involuntary, or the taking advantage of any bankruptcy or insolvency laws, or being adjudicated a bankrupt, or the filing of a petition or an answer proposing the adjudication of such Member as a bankrupt and such Member consents to the filing thereof or the same is not discharged or denied within sixty (60) days of the filing thereof.

E. "**Business Day**" means any day other than a Saturday, a Sunday, or a holiday on which national banking associations in the State of Oklahoma are closed.

F. "**Capital Contribution**" means any contribution of Property made by or on behalf of the Member.

G. "**Capital Transaction**" means a sale, exchange, or other disposition of Company Property for value, other than in the ordinary course of the Company business, including an involuntary conversion by condemnation, casualty or otherwise, on which gain or loss is recognized by the Member for federal income tax purposes or a refinancing of Company Property.

H. "**Capital Transaction Proceeds**" means all cash received by the Company from a Capital Transaction (including any interest on cash to be received) less the sum of (i) all expenses paid or incurred by the Company in connection with such Capital Transaction, (ii) amounts applied to repayment of indebtedness, (iii) capital expenditures made from the proceeds of such a Capital Transaction, and

(iv) such additions to reserves for capital expenditures as the Member may determine to be necessary. All amounts released from such capital expenditures reserves shall be deemed to be Capital Transaction Proceeds.

I. "**Code**" means the Internal Revenue Code of 1986 and any successor statute, as amended from time to time.

J. "**Dispose**", "**Disposing**" or "**Disposition**" means a sale, assignment, transfer, exchange, mortgage, pledge, grant of a security interest, or other disposition or encumbrance (including, without limitation, by operation of law), or the acts thereof.

K. "**Entity**" means any general partnership, limited partnership, limited liability partnership, limited liability limited partnership, limited liability company, corporation, joint venture, association or a trust.

L. "**Exchangeable Interests**" means the Hospital Units held by the Company that are exchangeable for IPS Units.

M. "**Facility**" means the Hospital and related facilities owned and operated by Oklahoma Spine Hospital, L.L.C..

N. "**Hospital**" means the hospital owned and operated by Oklahoma Spine Hospital, L.L.C.

O. "**Hospital Unit**" means a membership unit issued by the Hospital evidencing the member's interest in the Hospital.

P. "**Initial Manager**" means the following individual appointed by the organizer of the Company to serve as Manager: Kevin Blaylock.

Q. "**IPS Units**" means Income Participating Securities issued by Medical Facilities Corporation, a corporation continued under the laws of the Province of British Columbia, Canada.

R. "**Manager**" means any Person elected pursuant to this Operating Agreement to be a member of the Management Committee.

S. "**Membership Interest**" means the entire membership interest in the Company held by a Member at any particular time, including the right of such Member to the Member's share of profits and losses, the right to receive distributions and any and all benefits to which a Member may be entitled or provided under this Operating Agreement together with the obligations of such Member to comply with all terms and provisions of this Operating Agreement.

T. "**MF USA**" means Medical Facilities Holdings (USA), LLC, a Delaware limited liability company.

U. "**Operating Proceeds**" means all cash received by the Company in the ordinary course of its business (exclusive of loan proceeds and Capital Contributions of the Member) less the sum of (i) all expenses paid by the Company, (ii) amortization of principal of indebtedness, and (iii) amounts paid for capital improvements exclusive of improvements paid from Capital Transaction Proceeds.

V. "**Person**" includes an individual or an Entity (whether domestic or foreign).

W. "**Property**" means any property, real or personal, tangible or intangible, including money and any legal or equitable interest in such property, but excluding services and promises to perform services in the future.

X. "**Stark Law**" means 42 U.S.C. §1395nn, as the same may be amended from time to time.

Other terms defined herein shall have the meanings as provided in this Operating Agreement.

ARTICLE III
MEMBERS

3.1 Admission of Additional Members.

No additional Persons may be admitted as a member of the Company unless the Member and MF USA consent to such admission, and such Person agrees to execute and deliver a joinder to this Operating Agreement and such other instruments as determined by the Management Committee. Notwithstanding the foregoing, in no event shall any Person be admitted as a member of the Company if such admission would adversely impact the Hospital's compliance with or status with respect to the Stark Law, including without limitation if such admission would result in an increase in the number of physicians (or immediate family members of physicians) who directly or indirectly own interests in the Hospital ("**Physician Investors**") over the number of Physician Investors as of November 18, 2003, that would, as a result, restrict any Physician Investor from referring Medicare beneficiaries and Medicaid recipients for care, services or treatment at the Hospital.

3.2 Withdrawal of Members.

Except as provided in Section 3.3, no Member has the right or power to withdraw, retire or resign from the Company as a Member.

3.3 Restrictions on Transferability.

A Disposition of a Membership Interest in the Company will not be effective without the prior written consent of MF USA and the Management Committee, and any attempted Disposition by a Person of a Membership Interest, or any part thereof, other than in accordance with this Section 3.3 shall be, and is hereby declared, null and void *ab initio*.

3.4 Annual Meeting.

The annual meeting of the Company shall be held, for purposes of electing Managers, by the end of May of each year on a date and at the time and place as determined by the Management Committee, and immediately following such annual meeting, the Management Committee shall hold a regular meeting for purposes of organization, the election of officers, if any, and the transaction of other business.

3.5 Special Meetings.

Special meetings of the Company may be called by the Management Committee or by the Member. The notice of any special meeting shall state the matters to be discussed, and no business may be transacted at such special meeting otherwise than as specified in such notice.

3.6 Actions to be Authorized by the Member.

In addition to those matters set forth in Section 7.4 (but subject to Section 9.1), the following actions of the Company must be authorized by the affirmative approval of the Member:

A. A merger, consolidation, combination or other material transaction of that nature by the Company;

B. A direct or indirect sale of all or substantially all of the assets of the Company, or a sale, transfer, exchange, redemption or repurchase of Hospital Units, other than the exchange of Exchangeable Interests;

C. Adoption by the Company of any plan or proposal for the liquidating, dissolving, reorganizing or recapitalizing or commencing any action seeking relief under any laws relating to bankruptcy, insolvency, conservatorship or relief of debtors;

D. Consummation by the Company of an acquisition or acquisitions costing, or entering into material contracts in excess of $250,000;

E. Entry into lines of business other than those currently carried on by the Company;

F. Changes to the fiscal year of the Company or material changes to accounting policies or procedures of the Company unless required under the applicable generally accepted accounting principles;

G. Taking, or permitting, any action which would prevent the business of the Company from continuing on an ongoing basis;

H. Effecting a substantive change to the distribution policy of the Company;

I. Entering into transactions outside of the ordinary course of business of the Company; or

J. Approval of the annual budget and any change thereto; or

K. Agreeing to take any of the foregoing actions.

3.7 Action Without Meeting.

Any action required or permitted to be taken at an annual or special meeting may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the actions so taken, shall have been signed by the Member to approve such action, as if a vote had been taken at a meeting. Every written consent pursuant to this section shall be signed, dated and delivered in the manner required by, and shall become effective at the time and remain effective for the period specified in, the writing. A telegram, facsimile, electronic mail or similar transmission by the Member, or a photographic, photostatic or similar reproduction of a writing signed by the Member, shall be regarded as signed by the Member for purposes of this section.

3.8 Liability to Third Parties.

Except as otherwise expressly agreed in writing, no Member nor MF USA shall be liable for the debts, obligations or liabilities of the Company, including under a judgment decree or order of a court.

ARTICLE IV
CONTRIBUTIONS

4.1 Initial Contributions.

Contemporaneously with the execution and delivery of this Operating Agreement, the Member shall make an initial Capital Contribution to the Company consisting of a contribution of its Hospital Units.

4.2 Additional Contributions.

The Management Committee may determine from time to time that additional contributions are needed to enable the Company to conduct its business, provided, however, such additional contributions shall require the approval of the Member.

4.3 Interest on Capital Contribution.

No Member shall receive interest on its Capital Contribution.

4.4 Withdrawal of Capital Contribution.

No Member shall withdraw any part of its Capital Contribution.

ARTICLE V
ACCOUNTING AND RECORDS

5.1 Fiscal Year; Company Books.

The Company, for accounting and income tax purposes, shall operate on a calendar year beginning on the 1st day of January each year and ending on the 31st day of December each year. The books of the Company shall be kept on an accrual basis, and the Company shall report its income and loss for federal income tax purposes on a cash or on an accrual basis, as determined by the Management Committee. The Company's books and records shall be maintained at the principal place of business of the Company. The Member shall have access thereto at all reasonable times. The records and books are confidential Company information. The Member shall not disclose any confidential Company information to anyone other than its equity owners, and their respective attorneys, accountants, or other financial advisors. The Member, and its equity owners, shall further have the right to a private audit, provided that it shall be made at the expense of the Member, or its equity owner desiring it, as the case may be, and that it be made at reasonable times, after notice, and during regular business hours.

5.2 Engagement of Independent Accountants.

The Company may engage, at the Company's expense, such independent certified public accountants as the Company may designate to assist in the annual closing of the Company's books and to prepare the Company's informational tax returns, if any.

5.3 Records to be Maintained.

In addition to maintaining the Company's books, the Management Committee shall maintain the following records at the principal office of the Company: (a) a current list of the full name and last known business address of the Member; (b) a copy of the Articles and all amendments thereto; (c) copies of the Company's federal, foreign, state and local income tax returns and reports, if any, for the three most recent years; and (d) copies of this Operating Agreement and all amendments hereto.

ARTICLE VI
ALLOCATIONS AND DISTRIBUTIONS

6.1 Fees and Expenses.

A. The Member and Managers shall be entitled to reimbursement for reasonable out-of-pocket expenses incurred in connection with the business of the Company.

B. The Company shall pay all of its own expenses, including legal, accounting, and such other professional fees and expenses incurred in the operation of the Company.

C. The Management Committee may authorize the payment of salaries and fees which it determines are in the best interests of the Company.

6.2 Distribution of Operating Proceeds.

To the fullest extent possible, the Company shall distribute, from time to time, all available Operating Proceeds to the Member. The Management Committee may not retain Operating Proceeds for any purpose without the prior consent of the Member.

6.3 Limitations on Distributions.

No distribution shall be declared and paid if such distribution would be in contravention of this Operating Agreement, any agreement with an unrelated third party to which the Company is subject (including, but not limited to, agreements governing the terms of indebtedness for borrowed money from institutional lenders) or the laws of the State of Oklahoma.

6.4 Distributions due to the Sale or Exchange of Substantially All of the Company Assets or due to Liquidation.

If the Company has sufficient funds due to the sale or exchange of all, or substantially all of the Company's assets, due to the liquidation or merger of the Company, the distributions shall be in accordance with the following: (i) first, to discharge the Company's obligations to its creditors, including the Member if it is also a creditor, and (ii) second, to the Member.

6.5 Allocations.

At the end of each year of the Company, or at the end of such intervening accounting period(s) as the Management Committee shall elect, all unallocated items of Company income, gain, loss, expense and credit including any gain or loss recognized by the Company on a Capital Transaction, shall be determined for the accounting period then ending and shall be allocated to the Member.

6.6 Determination of Net Income and Net Losses.

Except for various adjustments required under Code Section 704(b) and the Treasury Regulations promulgated thereunder, the net income and net losses of the Company for allocation or distribution purposes shall be determined on a federal income tax basis. The determination by the Company's accountant(s) as to the amount of such net income and net losses shall be binding upon the Member.

ARTICLE VII
MANAGEMENT

7.1 Management

Except as otherwise provided in the Act or this Agreement, the Management Committee shall direct and manage, and shall have full and complete authority and discretion to make any and all decisions concerning the business and affairs of the Company. Managers shall be elected by the Member at the annual meeting of the Company.

A. Number of Managers; Voting. The Management Committee shall be comprised of six (6) Managers. Three (3) of the Managers shall be elected by the Members

whose primary specialty is pain management. Three (3) of the Managers shall be elected by the Members who are surgeons. The Managers shall designate a Chairman from among the Managers. Except as specifically provided in this Agreement, all decisions of the Management Committee shall be made by the vote, approval or consent of a majority of the Managers.

B. Term of Managers. Managers shall be appointed for terms of one (1) year, and until their successors are duly appointed and have qualified.

C. Resignation and Removal. A Manager may resign at any time by giving written notice to the Company. The resignation of a Manager shall take effect upon the receipt of notice or at such time as shall be specified in the notice. The acceptance of the resignation shall not be necessary to make it effective. A Manager may be removed at any time, with or without cause, by the Members who appointed such Manager.

D. Vacancies. If the position of any Manager is vacant for any reason, the Members shall be entitled to fill the vacancy for the remainder of the term in the same manner as in the case of initial appointments of Managers.

7.2 Authority of Management Committee.

A. Authority. No Person or Entity dealing with the Company shall be required to inquire as to the authority of the Management Committee to take any action or to make any decision on behalf of the Company. Only the Management Committee and agents of the Company authorized by the Management Committee shall have the authority to bind the Company.

B. Medical Director. The Management Committee shall determine the terms and conditions of the position of the Medical Director. The Medical Director shall be appointed for a three (3) year term.

7.3 Specific Authority of the Management Committee.

Except to the extent such authority is limited by Sections 3.6, 7.4 or any other action by the Company requiring the affirmative consent of MF USA, including without limitation, those actions described in Sections 3.1, 3.3 and 9.1, the Management Committee shall have all the right, power and authority necessary, appropriate, desirable or incidental to carry out the conduct of the Company's business, including, but not limited to, the right, power and authority:

A. to incur and pay all costs, expenses and expenditures, including payments and reimbursements to Affiliates in accordance with this Operating Agreement, incurred in good faith in the course of the conduct of the Company's business;

B. to finance the operation of the Company's business by causing it to borrow funds upon such terms and conditions as the Management Committee deems proper and to take any and all actions and to execute, acknowledge and deliver all documents in connection therewith; provided, however, that the Management Committee shall have no right or power to create or impose personal liability on the Member

for any of the Company's obligations without the express written consent of such Member;

C. employ and dismiss from employment any and all employees, agents, independent contractors, consultants, appraisers, attorneys and accountants, and to pay such fees, expenses, salaries, wages or other compensation to such person, as the Management Committee determines to be reasonable;

D. to acquire, purchase or contract to purchase, or sell or contract to sell, or to lease or hire any property, real or personal, and to pay the purchase price or make the capital contribution required therefor, for any purposes connected with the Company's business except that the Management Committee may not purchase or contract to purchase any property, real or personal, or enter or incur any liability in excess of Two Hundred and Fifty Thousand Dollars ($250,000) per transaction;

E. to sell, in the ordinary course of business, the Company's property, any other assets of the Company, or any interest therein, at any time upon such terms as the Management Committee determines to be in the best interest of the Company;

F. to pay, extend, renew, modify, submit to arbitration, prosecute, defend or compromise, upon such terms as the Management Committee deems proper and upon any evidence as they may deem sufficient, any obligation, suit, liability, cause of action or claim, either in favor of or against the Company;

G. to withhold and to pay or cause to be paid any and all taxes, charges or assessments that may be levied, assessed or imposed on any of the Property or assets of the Company and/or with respect to the operations of the Company;

H. to invest funds which, in the judgment of the Management Committee, are not immediately required for the conduct of the Company's business, in such investments as may be selected by the Management Committee;

I. to take such other actions as may be necessary to effectuate any authority conferred upon the Management Committee under the terms of this Operating Agreement; and

J. to execute, acknowledge, and deliver any and all instruments to effectuate any and all of the foregoing.

7.4 Limitations on Authority with respect to the Hospital.

The Management Committee shall be authorized to vote the Hospital Units held by the Company, without the consent of the Member. Notwithstanding the foregoing, the Management Committee shall not vote the Hospital Units held by the Company, without the affirmative vote of the Member, with respect to any of the following actions:

A. Amendments to the governing documents of the Hospital, other than amendments of a clerical or inconsequential nature and which do not adversely affect the interests of the Member or its equity owners in any material respect;

B. A merger, consolidation, combination or other material transaction of that nature by the Hospital;

C. A direct or indirect sale of all or substantially all of the assets of the Hospital;

D. Adoption by the Hospital of any plan or proposal for the liquidating, dissolving, reorganizing or recapitalizing or commencing any action seeking relief under any laws relating to bankruptcy, insolvency, conservatorship or relief of debtors;

E. Consummation by the Hospital of an acquisition or acquisitions costing, or entering into material contracts (other than payor contractors and contracts relating to capital expenditures within an approved budget of the Hospital) in excess of $250,000;

F. Entry into lines of business other than those currently carried on by the Hospital;

G. Changes to the fiscal year of the Hospital or material changes to accounting policies or procedures of the Hospital unless required under the applicable generally accepted accounting principles;

H. Taking, or permitting, any action by the Hospital which would prevent the business from continuing on an ongoing basis;

I. Effecting a substantive change to the distribution policy of either the Hospital;

J. Issuing, redeeming, purchasing, transferring or agreeing to the transfer of any Hospital Units of the Hospital, other than the exercises of Exchangeable Interests;

K. Entering into transactions outside of the ordinary course of business of the Hospital;

L. Authorizing or adopting a long-term compensation plan by the Hospital for non-physician senior management of the Hospital;

M. Agreeing to take any of the actions contemplated by subsections (A) through (L) above;

N. Nominating and electing members to the management committee of the Hospital, or removing or causing the removal of any such members; or

O. Modifying the distribution policy of the Hospital.

7.5 Exercise of Exchangeable Interests.

Subject to the limitations set forth herein below, if the Member requests the Company to exchange a certain number of the Exchangeable Interests, the Managers shall take such action as may be necessary to effectuate such exchange and to distribute the IPS Units received thereby to the Member.

A. Restrictions. The Member acknowledges and agrees that the Company's ability to exchange Exchangeable Interests is subject to certain restrictions as set forth in that certain Exchange Agreement, dated as of June 21, 2005 (the "**Exchange Agreement**"), with, among others, MF USA. In particular, the volume restrictions in the Exchange Agreement may require that a minimum quantity of Exchangeable Interests be exercised by the Company and the other subsidiaries of MF USA (the "**Exchange Floor**"), unless the costs associated with such exchange are paid by the Company and, if applicable, the other subsidiaries of MF USA, and that no more than a maximum quantity of Exchangeable Interests may be exercised (the "**Exchange Ceiling**") by the Company, together with the other subsidiaries of MF USA, in any given transaction. In addition to the foregoing restrictions, the Company shall not exercise any Exchangeable Interests, if such exercise would adversely affect the exemption of the Company, or the exemption of the other subsidiaries of MF USA, under the Stark Law.

(i) Limited Exercises. If, because of the foregoing restrictions, the Company cannot exchange the Exchangeable Interests as requested by the Member, the Company shall notify the Member of such inability. Notwithstanding the foregoing, (i) if the limitation relates to an Exchange Ceiling, the Company shall exercise the maximum number of Exchangeable Interests permitted to be exercised by the Company under the terms of the Exchange Agreement and distribute the IPS Units received upon such exercise to the Member, and shall exercise the balance of the Exchangeable Interests requested by the Member to be exchanged as soon as the Company is permitted to do so under the terms of the Exchange Agreement, or (ii) if the limitation relates to an Exchange Floor, the Company shall exercise the Exchangeable Interests solely if the Member, or an equity owner of the Member, provides adequate assurances that he, she or it will pay the costs associated with such exercise.

(ii) Assignment. In the event that the Company is unable to exercise the number of Exchangeable Interests as requested by the Member solely because of the restrictions contained in the Exchange Agreement relating to the Stark Law or similar federal or state law, upon the request of the Member, the Company shall assign, for cash, its right to exercise Exchangeable Interests to a Person permitted to exercise such rights. Upon the Company's receipt of cash from such assignee, the Company shall distribute such cash to the Member in satisfaction of its obligations with respect to such requested exchange.

B. No Liability. Neither the Management Committee nor the Company shall be liable to the Member, or any equity owner of the Member, for any decrease in the value of the Exchangeable Interests or changes in the trading price of the IPS Units on the Toronto Stock Exchange during the time period from when the Member requests the exchange of the Exchangeable Interests and the date on which such exchange occurs.

7.6 Fiduciary and Confidentiality Duties.

Persons elected or appointed to serve as Managers shall carry out their duties and responsibilities in a fiduciary manner and shall maintain the confidentiality of the Company and the Member regarding the business and affairs of the Company.

7.7 Conflicts of Interest.

No Manager shall be required to manage the Company as his or her sole and exclusive function, and a Manager may have other business interests and may engage in other activities in addition to those relating to the Company. The Member and any of its Affiliates may deal with, perform other services for and sell goods or services to the Company or the Hospital without limitations, provided, however, that any compensation for such services or goods shall be limited to amounts and rates customary in the industry.

7.8 Meetings.

Regular or special meetings of the Management Committee shall be held at such time and place as set forth in the notice of the meeting, which notice shall be delivered at least twenty-four (24) hours in advance of the meeting, unless said notice is waived by each Manager. Regular meetings shall be held on a quarterly basis, or a more frequent schedule as the Management Committee agrees. In the absence of the designation of a place, regular or special meetings shall be held at the principal office of the Company. The notice for the special meeting shall include an agenda of items to be discussed. Any meeting may be held by telephone conference or similar communications device, and so long as all Managers participating in such meeting can hear one another, all such Managers shall be deemed to be present in person at such meeting.

7.9 Voting; Quorum.

Except as otherwise provided in this Operating Agreement, a majority of the authorized number of Managers shall constitute a quorum for the transaction of day to day business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the Managers present at a meeting duly held and for which a quorum is present shall be regarded as the act of the Management Committee. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of a Manager, if any action is approved by at least a majority of the required quorum for such meeting.

7.10 Waiver of Notice.

The transactions of any meeting of the Management Committee, however called and noticed or wherever held, shall be as valid as though conducted at a meeting duly held after regular call and notice if a quorum is present and if, either before or after the meeting, each of the Managers not present signs a written waiver of notice, a consent to holding the meeting or an approval of the minutes thereof. The waiver of notice or consent need not specify the purpose of the meeting. All such waivers, consents, and approvals shall be filed with the Company books and records. Notice of a meeting shall also be deemed given to any Manager who attends the meeting without objecting to the lack of notice.

7.11 Adjournment.

A majority of the authorized number of Managers present in person or by telephone, whether or not constituting a quorum, may adjourn any meeting to another time and place.

7.12 Action without Meeting.

Any action required or permitted to be taken by the Managers may be taken without a meeting, if all Managers individually or collectively consent in writing to such action. Such action by written consent shall have the same force and effect as a unanimous vote of the Management Committee. Such written consent or consents shall be filed with the Company books and records.

ARTICLE VIII
DISSOLUTION AND LIQUIDATION

8.1 Dissolution.

The occurrence of any of the following events will constitute a liquidation event ("**Liquidation Event**"):

A. The expiration of any term provided in the Articles.

B. The affirmative vote by the Member.

C. Any other event which would cause a dissolution as set forth in Okla. Stat. tit. 18 § 2037 or 2038.

8.2 Liquidation.

Upon dissolution of the Company, a liquidator or liquidating committee approved by the Management Committee shall be responsible for the liquidation. The Person or Persons who assume such responsibility (whether the Member or not) are referred to herein as the "**Liquidator**". The Liquidator (if other than the Member) shall be entitled to receive such compensation for its services as may be approved by the Member. The Liquidator shall agree not to resign at any time without 15 days' prior written notice to the Member and may be removed at any time, with or without cause, by notice of removal approved by the Member. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be selected by the Member. The right to appoint a successor or substitute Liquidator in the manner provided herein shall be recurring and continuing for so long as the functions and services of the Liquidator are authorized to continue under the provisions hereof, and every reference herein to the Liquidator will be deemed to refer also to any such successor or substitute Liquidator appointed in the manner herein provided. Except as expressly provided in this Article, the Liquidator appointed in the manner provided herein shall have and may exercise without further authorization or consent of any of the parties hereto, all of the powers conferred upon the Member under the terms of this Operating Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the

duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of the Company. The Liquidator shall, subject to all of the limitations placed on the powers and rights of the Member, liquidate the assets of the Company, and apply and distribute the proceeds of such liquidation, together with any remaining cash available for distribution, in the following order of priority, unless otherwise required by mandatory provisions of applicable law:

A. To those liabilities of creditors including the Member if it is also a creditor, in the order of priority provided by law, except those liabilities to the Member on account of its Capital Contribution; and

B. The balance, to the Member.

Unless the Member shall otherwise determine, all of the Liquidating Distributions shall be made to the Member in cash, or in kind, or partly in cash or in kind, as determined by vote of Management Committee.

8.3 Filing of Articles of Dissolution.

Upon the completion of the distribution of Company Property, articles of dissolution shall be filed if required by the Act.

8.4 Return of Capital.

The return of the Member's Capital Contribution shall be made solely from Company assets.

ARTICLE IX
MISCELLANEOUS

9.1 MF USA.

MF USA has been admitted as a member without a Membership Interest in the Company and has no rights as a member to vote, provide consents or approvals (except as expressly provided in this Operating Agreement), designate a member of the Management Committee, receive allocations of profits or losses, distributions or any other rights ordinarily granted to a member of a limited liability company. MF USA's rights are limited to those rights specifically provided in this Operating Agreement. MF USA has no right, authority or obligation to withhold or remit taxes, charges or assessments of any kind related in any way to the Company, its Property, assets or operations.

9.2 MF USA Approval Rights.

Notwithstanding anything to the contrary contained herein, the Company shall not sell, transfer, exchange, pledge, encumber, or otherwise convey, directly or indirectly any Hospital Units, other than the exchange of Exchangeable Interests, without the prior written consent of MF USA.

9.3 Notices and Addresses.

Unless otherwise stated, all notices required to be given under this Operating Agreement shall be in writing and shall be mailed or shall be hand delivered to the Member. Such notices as are mailed shall be mailed to the Member at the addresses set forth on its signature page after the signature of such Member below, or at the address given by the Member to the Company and maintained in the office of the Company. Any notices to be sent to the Company shall be mailed to the office of the Company or at such other address as the Company may specify in a notice sent to the Member.

9.4 Law Governing.

This Operating Agreement shall be governed by and construed in accordance with the laws and decisions of the State of Oklahoma.

9.5 Amendments.

This Operating Agreement may only be amended with the written consent of the Member, provided that MF USA's consent shall be required with respect to amendments that adversely affect the rights of MF USA in any material respect.

9.6 Successors and Assigns.

This Operating Agreement and all the terms and provisions hereof shall be binding upon and inure to the benefit of the Member and MF USA and their successors and assigns.

9.7 Counterparts.

This Operating Agreement may be executed in multiple counterparts, each of which shall be an original, but all of which shall constitute one instrument.

9.8 Modifications to be in Writing.

This Operating Agreement constitutes the entire understanding of the parties hereto with respect to the subject matter hereof, and no amendment, modification or alteration of the terms hereof shall be binding unless the same be in writing and adopted in accordance with the provisions of Section 9.5 hereof.

9.9 Captions.

The captions herein are inserted for convenience of reference only and shall not affect the construction of this Operating Agreement.

9.10 Validity and Severability.

If any provision herein shall be held invalid or unenforceable, such decision shall not affect the validity or enforceability of any other provisions hereof, all of which other provisions shall, in such case, remain in full force and effect.

IN WITNESS WHEREOF, the undersigned have executed this Operating Agreement as of the date first above written.

[REMAINDER OF PAGE IS INTENTIONALLY LEFT BLANK]

MEDICAL FACILITIES HOLDINGS (USA), LLC SIGNATURE PAGE

Medical Facilities Holdings (USA), LLC, has executed this Operating Agreement as of the date set forth hereinabove.

MEDICAL FACILITIES HOLDINGS (USA), LLC

By: *(signed) "Seymour Temkin"*
Its: Chairman

By: *(signed) "Michael Salter"*
Its: Chief Financial Officer

OSH HOLDINGS, LLC SIGNATURE PAGE

OSH Holdings, LLC has executed this Operating Agreement as of the date set forth hereinabove.

OSH HOLDINGS, LLC

By: *(signed) "Kevin Blaylock"*
Its: Chief Executive Officer

GOODMANS\\5156910.9

OPERATING AGREEMENT

OF

OSH HOLDINGS, LLC

TABLE OF CONTENTS

OPERATING AGREEMENT OF
OSH HOLDINGS, LLC

THIS OPERATING AGREEMENT (the "**Operating Agreement**" or "**Agreement**") of **OSH HOLDINGS, LLC**, an Oklahoma limited liability company (the "**Company**"), is made and entered into by and among those persons identified on the signature pages hereto as members hereof, the Company, and **MEDICAL FACILITIES HOLDINGS (USA), LLC**, a Delaware limited liability company ("**MF USA**"), effective as of this 21st day of June, 2005. Certain capitalized terms used herein are defined in Article II herein below.

WHEREAS MF USA acquired an interest in the Hospital (as defined below) pursuant to an agreement of purchase and sale (the **"Purchase Agreement"**) dated June 2, 2005;

AND WHEREAS pursuant to the terms of the Purchase Agreement, the members of the Hospital who agreed to sell a portion of their interest in the Hospital to MF USA (the **"Vendors"**) also agreed to transfer their remaining retained interest in the Hospital to the Company in exchange for membership interests in the Company;

AND WHEREAS as partial consideration for the purchase price paid for the Vendors' interest in the Hospital as contemplated under the Purchase Agreement, MF USA has been admitted as a member without a membership interest in the Company as provided for by OKLA. STAT. tit. 18, §§ 2017(D) and 2023, for the limited purpose of granting to MF USA certain approval and other rights as expressly set forth herein;

NOW THEREFORE, the parties hereto agree as follows:

ARTICLE I
GENERAL PROVISIONS

1.1 <u>Formation; Effective Date.</u>

The Company has been organized as an Oklahoma limited liability company by the filing of Articles under and pursuant to the Act and the issuance of a Certificate of Limited Liability Company for the Company by the Secretary of State of Oklahoma (the "**Certificate**"). This Agreement shall become effective upon the signing of this Agreement by all of the parties hereto.

1.2 <u>Name.</u>

The name of the Company is OSH HOLDINGS, LLC.

1.3 <u>Agreement.</u>

For and in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Members executing this Agreement hereby agree to the terms and conditions of this Agreement, as it may from time to time be amended according to its terms. To the extent any

provision of this Agreement is prohibited or ineffective under the Act, this Agreement shall be considered amended to the smallest degree possible in order to make the Agreement effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make any provision of this Agreement that was formerly invalid valid, such provision shall be considered to be valid from the effective date of such interpretation or amendment. The Members hereby agree that each Member and MF USA shall be entitled to rely on the provisions of this Agreement, and no Member nor MF USA shall be liable to the Company or to any Member for any action or refusal to act taken in good faith reliance on the terms of this Agreement. The Members, MF USA and the Company hereby agree that the duties and obligations imposed on the Members of the Company as such shall be those set forth in this Agreement, which is intended to govern the relationship among the Company, the Members and MF USA.

1.4 Registered Office; Registered Agent; Principal Office in the United States; Other Offices.

The registered office of the Company required by the Act to be maintained in the State of Oklahoma shall be the office of the initial registered agent named in the Articles or such other office (which need not be a place of business of the Company) as the Members may designate from time to time in the manner provided by law. The registered agent of the Company in the State of Oklahoma shall be the initial registered agent named in the Articles or such other Person or Persons as the Members may designate from time to time in the manner provided by law. The principal office of the Company in the United States shall be at such place as the Members may designate from time to time, which need not be in the State of Oklahoma. The principal place of business of the Company shall be at such place as the Members may designate from time to time, which shall be in the State of Oklahoma. The Company may have such other offices as the Members may designate from time to time.

1.5 Purposes.

The Company may engage in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company was formed for the purpose of owning equity interests in entities organized within the United States which entities may directly or indirectly own and operate ambulatory surgical centers, specialty hospitals or other medical facilities within or outside the United States, including, without limitation, the Hospital. The Company shall have the authority to do all things necessary or convenient to accomplish its purpose and operate its business as described herein.

1.6 Term.

The Company commenced its existence on the date the Secretary of State of Oklahoma issued the Certificate for the Company, and the term of the Company shall be perpetual, unless the Company shall be dissolved sooner and its affairs wound up in accordance with the Act or this Agreement.

ARTICLE II
DEFINITIONS

2.1 Definitions.

As used in this Operating Agreement, the following terms have the following meanings:

(a) "**Act**" means the Oklahoma Limited Liability Company Act and any successor statute, as amended from time to time.

(b) "**Additional Member**" means a Member other than an Initial Member who has acquired a Membership Unit from the Company in accordance with the terms of this Agreement.

(c) "**Affiliates**" means any group, entity or individual who is connected with, or associated with the Facility, a Member or any other hospital owned or managed by the Company.

(d) "**Agreement**" means this Operating Agreement of OSH Holdings, LLC, as the same may be amended, restated or otherwise modified from time to time.

(e) "**Articles**" means the Articles of Organization filed with the Secretary of State of Oklahoma on May 19, 2005, under which the Company was organized as an Oklahoma limited liability company under and pursuant to the Act.

(f) "**Bankruptcy**" means, with respect to a Member, the filing of a petition in bankruptcy, whether voluntary or involuntary, or the taking advantage of any bankruptcy or insolvency laws, or being adjudicated a bankrupt, or the filing of a petition or an answer proposing the adjudication of such Member as a bankrupt and such Member consents to the filing thereof or the same is not discharged or denied within sixty (60) days of the filing thereof.

(g) "**Business Day**" means any day other than a Saturday, a Sunday, or a holiday on which national banking associations in the State of Oklahoma are closed.

(h) "**Capital Account**" means the account maintained for a Member determined in accordance with Article VI.

(i) "**Capital Contribution**" means any contribution of Property made by or on behalf of a Member.

(j) "**Capital Transaction**" means a sale, exchange, or other disposition of Company Property for value, other than in the ordinary course of the Company business including an involuntary conversion by condemnation, casualty or otherwise, on which gain or loss is recognized by the Members for federal income tax purposes or a refinancing of Company property.

(k) "**Capital Transaction Proceeds**" means all cash received by the Company from a Capital Transaction (including any interest on cash to be received) less the sum of (i) all expenses paid or incurred by the Company in connection with such Capital Transaction, (ii) amounts applied to repayment of indebtedness, (iii) capital expenditures made from the proceeds of such a Capital Transaction, and (iv) such additions to reserves for capital expenditures as the Members may determine to be necessary. All amounts released from such reserves for capital expenditures shall be deemed to be Capital Transaction Proceeds.

(l) "**Centers**" means, the Oklahoma Spine Hospital, L.L.C., Black Hills Surgery Center, LLP, Sioux Falls Surgical Center, LLP, and Dakota Plains Surgical Center, LLP.

(m) "**Class A Membership Interests**" means the membership interest in the Company held by a Member at any particular time, including the right of such Member to the Member's share of profits and losses, the right to receive distributions and any and all benefits to which a Member holding Class A Membership Interests may be entitled or provided under this Agreement together with the obligations of such Member to comply with all provisions of this Agreement, which Class A Membership Interests may be repurchased by the Company at the option of the holder thereof as set forth in Article XI below.

(n) "**Class A Membership Unit**" means the membership unit(s) issued by the Company to a Member representing his or her Class A Membership Interests. The initial Class A Membership Interests, and the corresponding Class A Membership Units, are set forth on **Schedule "A"** hereto.

(o) "**Class B Membership Interests**" means the membership interest in the Company held by a Member at any particular time, including the right of such Member to the Member's share of profits and losses, the right to receive distributions and any and all benefits to which a Member holding Class B Membership Interests may be entitled or provided under this Agreement together with the obligations of such Member to comply with all provisions of this Agreement, which interests are not subject to the repurchase rights set forth in Article XI below, but in all other respects are equal to the rights and obligations of the Class A Membership Interests.

(p) "**Class B Membership Unit**" means the Membership Unit(s) issued by the Company to a Member representing his or her Class B Membership Interests. The initial Class B Membership Interests, and the corresponding Class B Membership Units, are set forth on **Schedule "B"** hereto.

(q) "**Code**" means the Internal Revenue Code of 1986 and any successor statute, as amended from time to time.

(r) "**Company**" means OSH Holdings, LLC, a Oklahoma limited liability company.

(s) "**Contribution Agreement**" has the meaning set out in Section 6.1

(t) "**Dispose**", "**Disposing**", or "**Disposition**" means a sale, assignment, transfer, exchange, mortgage, pledge, grant of a security interest, or other disposition or encumbrance (including, without limitation, by operation of law), or the acts thereof.

(u) "**Effective Date**" shall mean the effective date of this Agreement, which shall be the date of the closing of the purchase of membership units in the Hospital by MF USA in accordance with the terms of that certain Purchase Agreement, dated June 2, 2005, among MFC, MF USA and certain then members of the Hospital.

(v) "**Entity**" means any general partnership, limited partnership, limited liability partnership, limited liability limited partnership, limited liability company, corporation, joint venture, association or a trust.

(w) "**Exchange Agreement**" has the meaning set out in Section 11.2.

(x) "**Exchange Date**" means the third Business Day after the public release of MFC's financial information for the immediately preceding fiscal quarter, in the case of the first, second and third fiscal quarters or year-end, in the case of the fourth fiscal quarter, as the case may be.

(y) "**Exchangeable Interests**" means the ownership interests held by Subco (and indirectly by the Company through its ownership interest in Subco) in the Hospital which are exchangeable by Subco for IPS Units.

(z) "**Facility**" means the specialty hospital owned and operated by the Hospital.

(aa) "**Hospital**" means the Oklahoma Spine Hospital, L.L.C., an Oklahoma limited liability company.

(bb) "**IPS Units**" means Income Participating Securities issued by MFC.

(cc) "**Initial Member**" means those persons identified on **Schedule "A"** and **Schedule "B"** attached hereto and made a part hereof by this reference and who, as of the date hereof, have executed this Agreement directly or through an agent with full power and authority to do so.

(dd) "**Management Committee**" has the meaning set out in Section 10.1.

(ee) "**Manager**" means each individual elected or appointed pursuant to this Agreement to be a member of the Management Committee.

(ff) "**Member**" means each Initial Member and Additional Member.

(gg) "**Membership Interests**" means the Class A Membership Interests and the Class B Membership Interests collectively, or individually, as the context so requires.

(hh) "**Membership Units**" means the Class A Membership Units and the Class B Membership Units collectively, or individually, as the context so requires.

(ii) "**Membership Unit Price**" means the fair market value of a Class A Membership Unit or Class B Membership Unit, as the case may be, as determined by the Management Committee in accordance with the terms of this Agreement.

(jj) "**MFC**" means Medical Facilities Corporation, a corporation continued under the laws of British Columbia, Canada.

(kk) "**MF USA**" means Medical Facilities Holdings (USA), LLC, a Delaware limited liability company.

(ll) "**Net Losses**" means the losses of the Company determined in accordance with accounting principles consistently applied from year to year employed under the method of accounting adopted by the Company and as reported separately or in the aggregate, as appropriate, on the tax return of the Company filed for federal income tax purposes.

(mm) "**Net Profits**" means the income of the Company determined in accordance with accounting principles consistently applied from year to year employed under the method of accounting adopted by the Company and as reported separately or in the aggregate, as appropriate, on the tax return of the Company filed for federal income tax purposes.

(nn) "**Non-Compete Agreement**" means, as the case may be, (i) that certain Non-Solicitation, Non-Disclosure and Non-Compete Agreement, with an effective date of June 21, 2005, by and among each Initial Member, the Company, Subco and MF USA, or (ii) any agreement containing the same terms and conditions as the foregoing described agreement, executed subsequent to the Effective Date by an Additional Member, the Company, Subco and MF USA.

(oo) "**Operating Proceeds**" means all cash received by the Company in the ordinary course of its business (exclusive of loan proceeds and Capital Contributions of Members) less the sum of (i) all expenses paid by the Company, (ii) amortization of principal of indebtedness, and (iii) amounts paid for capital improvements to the Facility exclusive of improvements paid from Capital Transaction Proceeds.

(pp) "**Percentage Interest**" means, as to any Member as of any date, the percentage set forth after the Member's name on Schedule A, as amended from time to time in accordance with this Agreement, which shall equal, as of such date, the number of Membership Units owned by such Member as of such date, divided by the total number of issued and outstanding Membership Units owned by all the Members as of such date.

(qq) "**Permanently Disabled**" means a degree of physical or mental impairment which substantially and permanently prevents the Member from satisfactorily performing the usual and customary functions and duties associated with the

professional, medical or related practice (including dentistry) for which the Member is licensed.

(rr) "**Person**" includes an individual or an Entity (whether domestic or foreign).

(ss) "**Physician**" means an individual person who is licensed to practice medicine in the State of Oklahoma and who is a member of the medical staff of the Facility operated by the Hospital and has privileges with respect to such Facility.

(tt) "**Physician Member**" means a Member who is also a Physician.

(uu) "**Physician Representative**" means a Physician who (i) owns an equity interest in a Member that is an entity, or (ii) is the trustee and beneficiary of a revocable trust and satisfies the criteria for membership in the Company as an individual Member. The Physician Representative must be authorized by the governing body of the Member to serve as the Member's exclusive representative in any matter related to the Company. Only the Physician Representative may attend Company meetings, vote the Member's Units on behalf of the Member, inspect the books and records of the Company on behalf of the Member or request a meeting of the Members. A Member shall require its Physician Representative to execute an agreement to be bound by certain provisions of this Agreement in the form of Exhibit B.

(vv) "**Proceeding**" means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(ww) "**Property**" means any property, real or personal, tangible or intangible, including money and any legal or equitable interest in such property, but excluding services and promises to perform services in the future.

(xx) "**Reserve**" has the meaning set out in Section 3.3.

(yy) "**Retires**" means, for purposes of this Agreement, a Person who retires from the active practice of medicine.

(zz) **"Stark Law"** means 42 U.S.C. §1395 nn, as the same may be amended from time to time.

(aaa) "**Subco**" means OSH Subco, LLC, an Oklahoma limited liability company.

(bbb) "**Vote**" means a vote by the Members holding outstanding Membership Units, and for each such vote, each outstanding Membership Unit shall be entitled to one vote, and for purposes of this Agreement, "**Majority Vote**" shall mean a vote which equals 50% plus one (1) of the outstanding Membership Units, and "**Two-Thirds Vote**" shall mean a vote which equals $66^{2/3}$% of the outstanding Membership Units.

Other terms defined herein shall have the meanings as provided in this Agreement.

ARTICLE III
CLASSIFICATION OF MEMBERSHIP UNITS

3.1 Classification.

The Company shall be authorized to issue two classes of Membership Units: Class A Membership Units and Class B Membership Units. The Class A Membership Units and the Class B Membership Units shall be equal in all respects, except that the Class A Membership Units shall be repurchased by the Company upon the request of the holder thereof as provided in Article XI below, subject to the restrictions set forth therein.

3.2 Issuance.

The Class A Membership Units shall only be issued to the Initial Members, provided that, if any Class A Membership Units become available for reissuance as set forth in Section 3.3 below, then such Class A Membership Units may be issued to any other Member of the Company.

3.3 Clarification Regarding Class A Units

Pursuant to the Exchange Agreement, Subco has the right to require MFC to issue IPS Units to Subco in exchange for a limited number of the membership units of the Hospital. Subject to the terms of the Exchange Agreement and Article XI of this Operating Agreement, it is the intent of the parties to this Agreement that the number of Class A Membership Units of the Company shall be equal to the number of membership units of the Hospital that are currently exchangeable into IPS Units.

3.4 Reserve of Class A Membership Units.

If any Class A Membership Units shall be acquired by the Company for any consideration other than consideration obtained by Subco's exercise of Exchangeable Interests, such Class A Membership Units shall be held by the Company and shall be available for reissuance by the Company to initial Members or Additional Members as determined by the Management Committee in its sole discretion. If, at any time, such Class A Membership Units have been so acquired by the Company, but have not been reissued to any Member (the "**Reserve**"), the Class A Membership Interests represented thereby shall not be allocated any profits or losses, nor shall such Class A Membership Units be entitled to voting or other rights until such time as such Class A Membership Units have been reissued by the Company. During any time such Class A Membership Units are held in Reserve, such Class A Membership Units shall not be deemed to be outstanding for any purposes under this Agreement.

3.5 No Pre-emptive Rights.

No Member shall have any pre-emptive or similar rights to acquire or subscribe for any reissuances of Class A Membership Units or additional Class B Membership Units that may be issued by the Company from time to time.

ARTICLE IV
LIABILITY OF MEMBERS

4.1 Liability of Members.

(a) Except as set forth in any personal guaranties (if any) executed by a Member, no Member nor MF USA shall be liable due to his, her, or its standing as a Member, as such, for the liabilities, debts, or obligations of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members or MF USA for liabilities, debts or obligations of the Company.

(b) Except as otherwise expressly provided by the Act or herein, no Manager or Member or MF USA shall be liable, responsible or accountable in damages or otherwise to the Company, or to any Member for any acts or omissions performed or omitted in good faith and in a manner reasonably believed by the Manager or Member to be within the scope of the authority conferred upon him or it by this Agreement and in the best interests of the Company. Specifically, and without limiting the scope of the foregoing, the Manager or Member shall not be liable, responsible or accountable in damages or otherwise to the Company or any other Member for any action taken by the Manager or Member, in good faith, including, but not limited to, any actions taken by the Manager or Member as "tax matters partner" in connection with the examination by the Internal Revenue Service of the Company's Federal partnership tax return or the determination, protest, adjustment or adjudication of any Federal or state income tax liability of any Member resulting from the Company.

4.2 Indemnification of Members and Management Committee.

(a) The Company, to the fullest extent permitted by law, shall indemnify and hold harmless each Member, each Manager, MF USA, and all officers, directors, trustees, members (their heirs, successors, assigns, administrators, and personal representatives of such Member), employees, and agents of Members, MF USA, and the members on the Management Committee (individually, an "**Indemnitee**") from and against any and all losses, claims, demands, costs, damages, liabilities, expenses of any nature (including attorneys' fees and disbursements), judgments, fines, settlements, and other amounts arising from any and all claims, demands, or Proceedings in which an Indemnitee may be involved, or threatened to be involved, as a party or otherwise, arising out of or incidental to the business of the Company including liabilities under the federal and state securities laws, regardless of whether an Indemnitee continues to be a Member, a Manager, or an officer, director, trustee, partner, employee, or agent of a Member at the time any such liability or expense is paid or incurred, unless such claim, demand or Proceeding constituted a breach of the Indemnitee's duty of loyalty, was not in good faith, involved intentional misconduct or knowing violation of law, resulted in the receipt of an improper benefit or constituted recklessness.

(b) Expenses (including attorney fees, disbursements and expenses) incurred in defending any Proceeding specified in Subsection (a) of this Section shall be paid by the Company in advance of the final disposition of such Proceeding upon receipt of an undertaking (which need not be secured) by or on behalf of the Indemnitee. The Indemnitee shall repay such amount if it shall ultimately be determined, by a court of competent jurisdiction or otherwise, that the Indemnitee is not entitled to be indemnified by the Company hereunder.

(c) The indemnification provided by this Section shall be in addition to any other rights to which each Indemnitee may be entitled under any agreement or Majority Vote of the Members, as a matter of law or otherwise, both as to action in the Indemnitee's capacity as a Member, a Manager, or as an officer, director, trustee, partner, employee, or agent of the Member, officer, and to action in another capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns, administrators, and personal representatives of such Indemnitee.

(d) The Company may purchase and maintain insurance on behalf of any one or more Indemnitees, and other such Persons as the Members shall determine, against any liability which may be asserted against or expense which may be incurred by such Person in connection with the Company's activities, whether or not the Company would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) Any indemnification hereunder shall be satisfied solely out of Company Property and the Members shall not be subject to personal liability by reason of these indemnification provisions.

(f) An Indemnitee shall not be denied indemnification in whole or in part under this Section because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(g) The provisions of this Section are for the benefit of the Indemnitees and the heirs, successors, assigns, administrators, and personal representatives of the Indemnitees and shall not be deemed to create any rights for the benefit of any other Persons.

ARTICLE V
ADMISSION OF MEMBERS; RIGHTS AND DUTIES OF MEMBERS; PERMISSIBLE RELATIONSHIPS

5.1 <u>Admission of Additional Members.</u>

The Members, with MF USA's consent, shall make all determinations as to admission of Persons as Members of the Company and issuances of Membership Units. Notwithstanding the foregoing, the Members may sell, without MF USA's consent, Membership Units to any person who satisfies the qualifications, conditions and criteria set forth in this

Article. Unless otherwise approved by the Managers or provided in this Agreement, no person shall be entitled to become or remain a Member unless (a) such person continuously satisfies the qualifications, conditions and criteria as may be established from time to time by the Managers and (b) all representations and warranties of the Member contained in this Agreement are true and correct when made and continue to be true and correct at all times during the term of this Agreement. The criteria for membership and the representations and warranties set forth in this Article shall not be applicable to an initial Member who is not a physician who is admitted as a Member at the time of the formation of the Company As a condition to admitting any Additional Member, such Person must execute and deliver a joinder to this Agreement pursuant to which such Additional Member agrees to be bound by all the terms and conditions hereof, a Non-Compete Agreement and any other agreements or documents as determined by the Members. Notwithstanding the foregoing, in no event shall the Members admit any Person as a Member of the Company if such admission would adversely impact the Hospital's compliance with or status with respect to the Stark Law, including without limitation if such admission would result in an increase in the number of physicians (or immediate family members of physicians) who directly or indirectly own interests in the Hospital ("**Physician Investors**") over the number of Physician Investors as of November 18, 2003, that would, as a result, restrict any Physician Investor from referring Medicare beneficiaries and Medicaid recipients for care, services or treatment at the Hospital.

5.2 <u>Representations and Warranties of Members</u>

Subject to the provisions of Section 5.1, each Member hereby represents and warrants to, and covenants with, the Company as follows:

(a) He or she is duly licensed to practice medicine in the State of Oklahoma and will keep such license current and in good standing so long as he or she is a Member.

(b) Except as disclosed in writing to the Company, his or her license to practice medicine has not been suspended, restricted or revoked in any state.

(c) He or she has and will maintain at all times all necessary narcotics and controlled substances licenses as may be required for his or her practice and to provide medical services to patients.

(d) He or she is qualified and currently competent as a physician to provide medical services to patients at the Hospital.

(e) He or she will continuously maintain Medical Staff membership with unrestricted clinical privileges at the Hospital so long as he or she is a Member.

(f) He or she participates in the Medicare and Medicaid programs and will continue such participation so long as he or she is a Member.

(g) He or she will promptly complete such reports and prepare all medical records required by the Company and in accordance with good medical practice.

(h) He or she will promptly and continuously attend to patients at the Hospital in accordance with good medical practice.

(i) He or she will provide medical care and services and render care to patients in accordance and in the manner consistent with the highest medical standards; will conduct himself or herself in a manner consistent with the principles of medical ethics of the American Medical Association or the American Osteopathic Association, as applicable; and will comply with all rules, regulations, bylaws, procedure manuals and other similar documents as may be required by the Company.

(j) Except as disclosed in writing to the Company, he or she has never been reprimanded, sanctioned or disciplined by any licensing board or state or local medical society or specialty board.

(k) Except as disclosed in writing to the Company, his or her medical staff membership or clinical privileges at any hospital or other health care facility have never been involuntarily suspended, curtailed or revoked based on factors relating to competence or professional conduct.

(l) All information furnished to the Company concerning his or her qualifications, credentials, educational background, professional experience and competence, and professional abilities is true and correct in all respects.

(m) There is no agreement, contract or provision which restricts or limits him or her from providing medical or surgical care or services in the Oklahoma City metropolitan area.

(n) He or she will continually work to improve the quality of, and maintain a reasonable cost for, medical care provided to patients who may be served at the Hospital.

(o) He or she will participate in performance improvement programs, quality assessment and improvement programs, utilization management, and clinical risk management activities established or approved by the Company.

(p) He or she will immediately notify the Company of: (i) any change of business address; (ii) any action by any licensing body, certification board, professional review body, hospital, governmental agency, PRO, professional society or other organization revoking, suspending, denying, limiting, restricting or otherwise adversely affecting his or her ability to practice medicine or any clinical privileges, staff appointment or membership; (iii) a judgment against, or a payment in settlement made by or on behalf of, him or her in any action which involves the negligence, professional liability, professional misconduct, or other activities pertaining in any way to the practice of medicine; (iv) any notice, hearing or action of any professional review organization or professional review body concerning his or her competence or professional conduct or rendition of medical care; (v) adjudication as bankrupt; (vi) indictment, arrest or conviction

for a felony or for any criminal charge related to the practice of medicine; (vii) any information which would materially change any of the representations that are set forth in this Agreement or in any credentialing information provided or submitted to the Hospital; (viii) any filing with the National Practitioner Data Bank; and (ix) any sanction imposed by the Medicare or Medicaid programs.

(q) He or she will promptly furnish to the Company and its lenders financial statements, tax returns, and other information to the extent required under loan agreements or financing arrangements of the Company.

5.3 Active Participation.

The Company may not permit ownership of Membership Units as passive investments. Each individual Member and each Physician Representative must actively participate in the business and affairs of the Company and must actively be engaged in the full-time practice of medicine. Active participation in the business of the Company may include the following:

(a) Actively participating in the business management or clinical management of the business;

(b) Serving on committees and task forces as established or designated by the Managers;

(c) Participating in a performance improvement, quality assessment and improvement, utilization management, risk management, and other management activities of the Facility;

(d) Assisting in the development of clinical practice guidelines for the Facility;

(e) Assisting the Company in complying with the laws and regulations of federal, state and local governments and standards for certification or accreditation;

(f) Evaluating and recommending cost-savings measures related to the Facility;

(g) Assisting the Company in developing capital and operating budgets; and

(h) Participating in outreach activities, education and training.

5.4 Withdrawal of Members.

A Member may withdraw from the Company as a Member at any time by (i) delivering a written notice to the Company advising it of his, her or its withdrawal as a Member and (ii) tendering his, her or its Membership Units to the Company for cancellation, provided that the Company shall not be obligated to pay the fair market value for such Membership Units unless such Member has followed the procedures set forth in Article XII of this Agreement. MF USA may withdraw from the Company at any time by delivering a written notice to the Company advising of its withdrawal as a member. Upon receipt of the foregoing,

except as may otherwise be provided in Article XII of this Agreement if such Article XII is applicable, such Member shall no longer be deemed a Member of the Company and shall no longer be entitled to receive distributions or exercise any management rights.

5.5 Annual Meeting.

The annual meeting of the Members of the Company shall be held by the end of May of each year on a date and time and place as determined by the Management Committee, for the purpose of electing Managers and such other business as may be properly brought at such meeting. Immediately following the annual meeting of the Members, the Management Committee shall hold a regular meeting for purposes of organization, the election of officers, if any, and the transaction of other business.

5.6 Special Meetings.

Special meetings of the Company may be called by the Management Committee or by the holders of 20% of the outstanding Membership Units in the Company. The notice advising the Members of a special meeting shall state the matters to be discussed. No business may be transacted at such special meeting otherwise than as specified in such notice.

5.7 Place and Manner of Meeting.

All meetings of the Members shall be held at such time and place, within or outside the State of Oklahoma, as shall be stated in any notice of any meeting or in a duly executed waiver of notice thereof. Members may participate in such meetings by means of conference telephone or similar communications equipment and such participation in a meeting shall constitute presence in person at such meeting.

5.8 Notice.

All notices may be given in writing or orally but not less than twenty-four (24) hours prior to any such meeting. Written notice may be given by facsimile, electronic mail, hand delivery or by U.S. Mail. If such written notice is by U.S. Mail, it shall be sent by first-class mail, postage prepaid, and addressed to the last known address of each Member, and shall be effective on the date of receipt or on the third day after mailing, whichever is earlier. Notice sent by facsimile, electronic mail or hand delivery shall be deemed delivered on the date such notice is delivered. Attendance at any meeting, by person or by proxy, shall constitute a waiver of any such notice and such Member shall be bound by the proceedings conducted at such meeting in all respects as if due notice thereof had been given.

5.9 Voting and Quorum.

Members represented either in person or by proxy holding fifty percent (50%) of the outstanding Membership Units plus one (1) outstanding Membership Unit shall constitute a quorum at a meeting of Members. At any meeting of the Members at which a quorum is present, the casting of fifty percent (50%) of the Membership Units plus one (1) Membership Unit represented at such meeting shall be deemed the act of the Members, unless the vote of a greater proportion or number is required by this Agreement or the Act. Except as otherwise provided in

this Agreement, actions taken at a Member meeting where a quorum is present shall bind all Members as to the decisions made at such meeting.

5.10 Withdrawal of Quorum.

The Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Members to leave less than a quorum.

5.11 Voting of Membership Interest.

Each outstanding Membership Unit shall be entitled to one vote on each matter submitted to a vote at a meeting of Members, except to the extent that the voting rights of the Membership Unit are limited or denied by the Articles or by law. A Member may vote either in person or by proxy executed in writing by the Member or by his duly authorized attorney in fact.

5.12 Proxies.

At all meetings of Members, a Member may vote by proxy executed and signed in writing by the Member or by his, her or its duly authorized attorney in fact. Such proxy shall be filed with the secretary of the Company before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution. The Member executing the proxy shall have the right at any time to withdraw the proxy authority, if so done in writing and delivered to the proxy holder.

5.13 Actions to be Authorized by the Members.

In addition to the matters set forth in Section 10.4 of this Agreement, the following actions of the Company must be authorized by a Two-Thirds Vote:

(a) A merger, consolidation, combination or other material transaction of that nature by the Company;

(b) A direct or indirect sale of all or substantially all of the assets of the Company;

(c) Adoption by the Company of any plan or proposal for the liquidating, dissolving, reorganizing or recapitalizing or commencing any action seeking relief under any laws relating to bankruptcy, insolvency, conservatorship or relief of debtors;

(d) Consummation by the Company of an acquisition or acquisitions costing, or entering into material contracts in excess of $50,000;

(e) Entry into lines of business other than those currently carried on by the Company;

(f) Changes to the fiscal year of the Company or material changes to accounting policies or procedures of the Company unless required under the applicable generally accepted accounting principles;

(g) Taking, or permitting, any action which would prevent the business of the Company from continuing on an ongoing basis;

(h) Effecting a substantive change to the distribution policy of the Company;

(i) Entering into transactions outside of the ordinary course of business of the Company;

(j) Approval of the annual budget and any changes thereto;

(k) Subject to MF USA's consent, the admission of a new Member;

(l) The issuance of additional Membership Units to Members, or a decision to expel a Member.

(m) Subject to MF USA's consent, a decision to redeem all or part of the Membership Units of a Member; or

(n) Agreeing to take any of the foregoing action.

5.14 Action Without Meeting.

Any action required to be taken at an annual or special meeting of the Members, or any action which may be taken at a meeting of the Members, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the actions so taken, shall have been signed by the number of Members required to approve such action, as if a vote had been taken. Every written consent pursuant to this section shall become effective at the time and remain effective for the period specified in the writing. A telegram, facsimile, electronic mail or similar transmission by a Member, or a photographic, photostatic or similar reproduction of a writing signed by a Member, shall be regarded as signed by the Member for purposes of this section. Prompt notice of the taking of any action by Members without a meeting by less than unanimous written consent shall be given to those Members who did not consent in writing to the action.

5.15 Notices from Members.

Members agree to notify the Management Committee of all inquiries from the State Board of Medical Examiners or any other Board or agency which may adversely affect the practitioner's license(s) or the Member's ability to perform services at the Facility.

5.16 Representations and Warranties.

Each Member hereby represents and warrants to the Company and each other Member that: (a) the Member is acquiring its interest in the Company for the Member's own account as an investment and without an intent to distribute the interest; and (b) the Member acknowledges that the interests have not been registered under the Securities Act of 1933 as amended, or any state securities laws, and may not be resold or transferred by the Member without appropriate registration or the availability of an exemption from such requirements.

5.17 Permissible Relationships.

The Members acknowledge and understand that the operations of the Hospital, and the indirect ownership of the membership units in the Hospital, are subject to various state and federal laws regulating permissible relationships between the Members and Entities such as the Company or the Hospital, including 42 U.S.C. § 1320a-7(b) (the "**Fraud and Abuse Statute**"), 42 U.S.C. § 1395nn (the "**Stark Law**"). It is the intent of the Members that the Hospital and the Company operate in a manner consistent with the foregoing statutes. The Members further acknowledge that referrals to the Facility are intended to be in compliance with the Stark Law exception provided in 42 U.S.C. §1395nn(d)(3), generally known as the "whole hospital" exception. Until such time as it is permissible under the Stark Law or other applicable federal health care law, at no time may an IPS Unit, including the underlying common shares and subordinated notes represented thereby, be purchased by, transferred to or beneficially held by a Member or any immediate family member of such Member.

ARTICLE VI
CONTRIBUTIONS

6.1 Initial Contributions.

Contemporaneously with the execution and delivery of this Agreement, each Initial Member shall execute and deliver that certain Transfer and Contribution Agreement the "**Contribution Agreement**", dated as of June 21, 2005 between each Initial Member and the Company, pursuant to which such Initial Member shall make an initial Capital Contribution to the Company consisting of a contribution of membership units issued by the Hospital and held by such Initial Member as described therein. In exchange, for the aggregate number of membership units so contributed, the Company shall issue to such Initial Member that number of Class A Membership Units and Class B Membership Units as specified in the Contribution Agreement and **Schedule "A"** and **Schedule "B"** hereto.

6.2 Additional Contributions.

(a) The Management Committee may determine from time to time that additional Contribution are needed to enable the Company to conduct its business, provided, however, such additional contributions shall require a Two-Thirds Vote. Upon approval of the Members of such additional Capital Contribution, the Management Committee shall give notice thereof to all Members in writing, and such additional Capital Contribution shall be due at least ten (10) Business Days after the date thereof. If a Member has failed to pay such additional Capital Contribution within thirty (30) days of the due date therefor, the Company shall have the option to redeem such Member's Membership Units.

(b) The purchase price to be paid to a defaulting Member for the repurchase of his, her or its Membership Units shall be an amount determined by a Two-Thirds Vote, excluding those Membership Units held by the defaulting Member, and in no event shall the purchase price be less than fifty percent (50%) of the Membership Unit Price determined in accordance with Article VII. In addition,

the defaulting Member shall be liable to the Company for any and all fees and expenses of the Company with respect to such default, including, but not limited to, attorneys' and accountants' fees and costs. A defaulting Member shall have no right to Dispose of his, her or its Membership Units until such default is cured, including, without limitation, exercising any repurchase rights associated with any Class A Membership Units held by such Member.

(c) If the Company elects to repurchase the defaulting Member's Membership Units, it shall advise the defaulting Member in writing of its intention, and the purchase price shall be paid to the defaulting Member within thirty (30) days after delivery of such written notice subject to the limitations set forth in this Section. The defaulting Member shall execute and deliver the required instruments of transfer within thirty (30) days of the receipt of such written notice, but in any event, upon payment of the purchase price, the Membership Units shall be deemed repurchased and the Member shall have no further rights with respect thereto or with respect to the Company.

(d) In addition, in the event of a default by such Member in a Capital Contribution, such Member shall have no right to sell or dispose of his or her Membership Units to third parties until the Capital Contribution is satisfied in whole.

(e) In the event that Code Section 704(c) applies to Company Property, the Capital Accounts of the Members shall be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g) for allocations of depreciation, depletion, amortization and gain and loss, as computed for book purposes, with respect to such property. As of the Effective Date, the Capital Account balances of the Members shall be as set forth on Schedule "A" (which are in proportion to the Members' initial Percentage Interests).

6.3 **Maintenance of Capital Accounts.**

The Company shall establish and maintain Capital Accounts for each Member. Each Member's Capital Account shall be increased by (1) the amount of any money actually contributed by the Member to the capital of the Company, (2) the fair market value of any Property contributed, as determined by the Company and the contributing Member at arm's length at the time of contribution (net of liabilities assumed by the Company or subject to which the Company takes such Property, within the meaning of Section 752 of the Code), and (3) the Member's share of Net Profits and of any separately allocated items of income or gain except adjustments required by the Code. Each Member's Capital Account shall be decreased by (1) the amount of any money distributed to the Member by the Company, (2) the fair market value of any Property distributed to the Member, as determined by the Company and the contributing Member at arm's length at the time of contribution (net of liabilities of the Company assumed by the Member or subject to which the Member takes such Property within the meaning of Section 752 of the Code), and (3) the Member's share of Net Losses and of any separately allocated items of deduction or loss.

6.4 Distribution of Assets.

If the Company at any time distributes any of its assets in-kind to any Member, the Management Committee shall determine the fair market value of each of those assets and may, at its discretion, engage an independent valuator to make such determination. The Capital Account of each Member shall be adjusted to account for that Member's allocable share (as determined under Article IX below) of the Net Profits or Net Losses that would have been realized by the Company had it sold the assets that were distributed at their respective fair market values immediately prior to their distribution.

6.5 Interest on Capital Contribution.

No Member shall receive interest on his, her or its Capital Contribution.

6.6 Withdrawal of Capital Contribution.

No Member shall withdraw any part of his, her or its Capital Contribution.

6.7 No Third Party Rights.

The provisions of this Article VI are not for the benefit of any creditor or other person other than a Member to whom any debts, liabilities, or obligations are owed by, or who otherwise has any claim against, the Company or any Member and no creditor or other Person shall obtain any rights under this Article VI or by reason of this Article VI, or shall be able to make any claim in respect of any debts, liabilities or obligations against the Company or any Member. No Member shall be obligated to restore a deficit balance, if any, in the Member's Capital Account for the benefit, or on account of, any third party.

ARTICLE VII
VALUATION OF MEMBERSHIP UNITS

7.1 Determination of the Price of Membership Units.

The Management Committee shall determine the Membership Unit Price for outstanding Membership Units. The Membership Unit Price thus determined shall be reflected in the minutes of a meeting of the Management Committee and shall be binding upon the Members for any sale or repurchase of Membership Units.

7.2 Appraisal of Units.

The Management Committee is authorized to engage the services of outside sources to assist it in making recommendations to the Management Committee regarding the appraised value of the Membership Units.

ARTICLE VIII
ACCOUNTING AND RECORDS

8.1 Fiscal Year; Company Books.

The Company, for accounting and income tax purposes, shall operate on a calendar year beginning on the 1st day of January each year and ending on the 31st day of December each year. The books of the Company shall be kept on an accrual basis, and the Company shall report its income and loss for federal income tax purposes on a cash or on an accrual basis, as determined by the Management Committee. The Company's books and records shall be maintained at the principal place of business of the Company. Each Member shall have access thereto at all reasonable times. The records and books are confidential Company information. A Member shall not disclose any confidential Company information to anyone other than his, her or its attorney, accountant, or banker as required to assist with the Member's individual financial needs. Any Member shall further have the right to a private audit, provided that it shall be made at the expense of the Member desiring it and that it be made at reasonable times, after notice, and during regular business hours.

8.2 Engagement of Independent Accountants.

The Company may engage, at Company expense, such independent certified public accountants as the Company shall designate to assist in the annual closing of the Company's books and to prepare the Company's tax returns.

8.3 Company Financial Statements.

At the end of each year, the books and records of the Company shall be audited by independent certified public accountants, and said accountants as a result of said audit shall prepare annual financial statements which shall be prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America as of the close of each year. Copies of the annual financial statements prepared by the accountants shall be available for review by the Members at the principal office of the Company. The accountants employed by the Company will prepare and file a Company income tax return as prepared on a calendar year basis and deliver to the Members within 75 days after the end of the year or such other time as allowed by law, or by an approved extension, the applicable schedule K-1 showing the amount of profit or loss allocated to the Member for use in preparing the Member's personal income tax return.

8.4 Records to be Maintained.

In addition to maintaining the Company's books, the Management Committee shall maintain the following records at the principal office of the Company: (a) a current list of the full name and last known business address of each Member and Manager; (b) a copy of the Articles and all amendments thereto; (c) copies of the Company's federal, foreign, state and local income tax returns and reports, if any, for the three most recent years; and (d) copies of this Agreement and all amendments hereto.

8.5 Tax Conformity; Reliance on Accountants.

The determination of each Member's share of each item of income, gain, loss, deduction or credit of the Company for any period or fiscal year shall, for purposes of Sections 702 and 704 of the Code, be made in accordance with the allocations set forth in this Article VIII. The Managers shall have no liability to the Members or the Company if the Managers rely upon the written opinion of tax counsel or accountants retained by the Company with respect to all matters (including disputes) relating to computations and determinations required to be made under this Article VIII or other provisions of this Agreement.

ARTICLE IX
ALLOCATIONS AND DISTRIBUTIONS

9.1 Fees and Expenses.

(a) Each Member may incur ordinary and necessary business expenses, and pay for them with such Member's own funds, in connection with the business of the Company, including without limitation entertainment, promotion, continuing education, professional or business meetings and dues, professional or business publications, automobiles, cell phone, computers, related equipment and furniture expenses, and moving expenses. A Member shall have no right to be reimbursed by the Company for any such ordinary and necessary expenses except as specifically allowed by Company policy. Each Member is accountable to the Company for substantiating expenses covered by any reimbursement policies in the manner determined by the Management Committee.

(b) The Members and Managers shall be entitled to reimbursement for reasonable out-of-pocket expenses, including travel and entertainment expenses, incurred in connection with the business of the Company.

(c) The Company shall pay all of its own expenses, including legal, accounting, and such other professional fees and expenses incurred in the operation of the Company.

(d) The Management Committee may authorize the payment of salaries, fees and bonuses which it determines are in the best interests of the Company.

9.2 Distribution of Operating Proceeds.

The amounts of any cash distributions from Operating Proceeds shall be distributed to the Members in accordance with their respective Membership Units at such times and in such amounts as the Management Committee may determine. The Management Committee may elect to retain Operating Proceeds for reasonable business or investment purposes. All such distributions shall be made pro rata to the holders of Membership Units during the fiscal year for which such distributions are to be made based upon the number of Membership Units held by each Member and the number of days during the fiscal period that such Membership Units have been held by such Member.

9.3 Limitations on Distributions.

No distribution shall be declared and paid, if such distribution would be in contravention of this Agreement, any agreement with an unrelated third party to which the Company is subject (including, but not limited to, agreements governing the terms of indebtedness for borrowed money from institutional lenders) or the laws of the State of Oklahoma.

9.4 Distributions due to the Sale or Exchange of Substantially All of the Company Assets or due to Liquidation.

If the Company has sufficient funds due to the sale or exchange of all, or substantially all of the Company's assets, due to the liquidation of the Company, or merger, the distributions shall be in accordance with the following:

(a) To discharge the Company's obligations to its creditors, including Members who are creditors;

(b) Next, to all Members in accordance with their positive Capital Account balances; and

(c) Last, to all Members in accordance with their pro-rata share of the Membership Units.

9.5 Allocation of Gain and Loss on Capital Transactions.

A gain or loss recognized by the Company on a Capital Transaction will be allocated among the Members (after giving effect to the allocation provided by this Agreement with respect to Special Allocations) in proportion to the number of Membership Units then outstanding as of the date the Capital Transaction occurred.

9.6 Allocation of Profits and Losses Other Than Gain and Loss on Capital Transactions.

At the end of each year of the Company, or at the end of such intervening accounting period(s) as the Management Committee shall elect, and after giving effect to the allocation provided by this Agreement with respect to Capital Transaction Proceeds and Regulatory Allocations, respectively, all unallocated items of Company income, gain, loss, expense and credit shall be determined for the accounting period then ending and shall be allocated to a Member based upon his ownership interest in proportion to the total number of Membership Units outstanding.

9.7 Allocations Among Members.

All allocations and distributions made pursuant to this Agreement to the Members shall be made and distributed pro rata to the holders of Membership Units during the calendar year for which such allocations or distributions are to be made based upon the number of

Membership Units held by each Member and the number of days during the fiscal period that such Membership Units have been held by such Member for federal income tax purposes.

9.8 Determination of Net Income and Net Losses.

Except for various adjustments required under Code Section 704(b) and the Treasury Regulations promulgated thereunder, the net income and net losses of the Company for allocation or distribution purposes shall be determined on a federal income tax basis. The determination by the Company's accountant(s) as to the amount of such net income and net losses shall be binding upon all of the Members.

9.9 Special Allocations.

Anything elsewhere contained in this Article IX to the contrary notwithstanding:

(a) "**Company Minimum Gain**" within the meaning of Treas. Reg. §1.704-2(b)(2) means an amount of gain that would be realized by the Company on the Disposition of Company Property subject to non-recourse indebtedness, equal to the amount by which such non-recourse indebtedness exceeds the adjusted tax basis (or book value, if the Property has been properly entered on the books of the Company at a value different from its then adjusted tax basis) of the Property. If for any Company fiscal year, there is a net decrease in Company Minimum Gain, each Member shall be allocated items of Company income and gain in accordance with Treas. Reg. §1.704-2(f); and "**Minimum Gain Chargeback**" means for such year (and, if necessary, for subsequent years) an amount equal to such Member's share of such net decrease of Company Minimum Gain. For this purpose, the order and rules set forth in Treas. Reg. §1.704-2(j)(2) shall be followed in the case of Minimum Gain Chargeback and a Member's share of the net decrease and Company Minimum Gain shall be determined under Treas. Reg. §1.704-2(g)(2). This paragraph 9.9 is intended to comply with Treas. Reg. §1.704-2(f)(1) and shall be interpreted consistently therewith.

(b) Losses shall not be allocated to a Member if the allocation would cause such Member to have a negative balance in his Capital Account in excess of the sum of (i) the amount such Member is obligated to restore to the Company under this Agreement, and (ii) the amount such Member is deemed to be allocated to be restored to the Company pursuant to the penultimate sentences of the Treas. Reg. §§1.704-2(g)(1)(ii) and 1.704-2(i)(5). Losses which cannot be allocated to a Member shall be allocated to the remaining Members in proportion with their Percentage Interests.

(c) If any Member at any time unexpectedly receives any adjustment, allocation or distribution described in Treas. Reg. §§1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) or 1.704-1(b)(2)(ii)(d)(6), and if such adjustment, allocation or distribution results in a deficient balance in such Member's Capital Account in excess of the sum of (1) the amount such Member is obligated to restore to the Company under this Agreement, and (2) the amount such Member is deemed to

be obligated to restore to the Company pursuant to the second to the last sentences of Treas. Reg. §1.704-2(g)(1)(ii) and 1.704-2(i)(5), then items of Company income and gain shall be specially allocated to such Member so as to eliminate, to the extent required, such deficient balance in its Capital Account as quickly as possible.

(d) Any allocation to a Member under subparagraph (a) or (c) of this Section 9.9 ("**Regulatory Allocation**") shall be taken into account in determining subsequent allocations, so that the net amount of Regulatory Allocations and all other items allocated under the provisions of this Article IX shall, to the extent possible, be equal to the net amount that would have been allocated to such Member under the provisions of this Article IX if no Regulatory Allocation had been made.

ARTICLE X
MANAGEMENT

10.1 Management

Except as otherwise provided in the Act or this Agreement, the Management Committee shall direct and manage, and shall have full and complete authority and discretion to make any and all decisions concerning the business and affairs of the Company.

A. Number of Managers; Voting. The Management Committee shall be comprised of six (6) Managers. Three (3) of the Managers shall be elected by the Members whose primary specialty is pain management. Three (3) of the Managers shall be elected by the Members who are surgeons. The Managers shall designate a Chairman from among the Managers. Except as specifically provided in this Agreement, all decisions of the Management Committee shall be made by the vote, approval or consent of a majority of the Managers.

B. Term of Managers. Managers shall be elected for terms of one (1) year, and until their successors are duly elected and have qualified.

C. Resignation and Removal. A Manager may resign at any time by giving written notice to the Company. The resignation of a Manager shall take effect upon the receipt of notice or at such time as shall be specified in the notice. The acceptance of the resignation shall not be necessary to make it effective. A Manager may be removed at any time, with or without cause, by the Members who elected such Manager.

D. Vacancies. If the position of any Manager is vacant for any reason, the Members shall be entitled to fill the vacancy for the remainder of the term in the same manner as in the case of initial appointments of Managers.

10.2 Authority of Management Committee.

(a) Authority. No person or entity dealing with the Company shall be required to inquire as to the authority of the Management Committee to take any action or to make any decision on behalf of the Company. Only the Management Committee and agents of the Company authorized by the Management Committee shall have

the authority to bind the Company. No Member who is not a Manager or is otherwise authorized as an agent of the Company shall take any action to bind the Company, and each unauthorized Member shall indemnify the Company for any costs or damages incurred by the Company as a result of any unauthorized action of such Member.

(b) Committees. The Management Committee may appoint such standing committees or ad hoc committees as the Management Committee deems necessary to assist in the management of the business of the Company.

(c) Medical Director. The Management Committee shall determine the terms and conditions of the services of the Medical Director. The Medical Director shall be appointed for a three (3) year term.

10.3 Specific Authority of the Management Committee.

Except to the extent such authority is limited by Section 5.13, the Management Committee shall have all the right, power and authority necessary, appropriate, desirable or incidental to carry out the conduct of the Company's business, including, but not limited to, the right, power and authority:

(a) to incur and pay all costs, expenses and expenditures, including payments and reimbursements to Affiliates of the Members in accordance with this Agreement, incurred in good faith in the course of the conduct of the Company's business;

(b) to finance the operation of the Company's business by causing it to borrow funds upon such terms and conditions as the Management Committee deems proper and to take any and all actions and to execute, acknowledge and deliver all documents in connection therewith; *provided, however*, that the Management Committee shall have no right or power to create or impose personal liability on any Member for any of the Company's obligations without the express written consent of such Member;

(c) employ and dismiss from employment any and all employees, agents, independent contractors, consultants, appraisers, attorneys and accountants, and to pay such fees, expenses, salaries, wages or other compensation to such person, as the Management Committee determines to be reasonable;

(d) to acquire, purchase or contract to purchase, or sell or contract to sell, or to lease or hire any property, real or personal, and to pay the purchase price or make the capital contribution required therefor, for any purposes connected with the Company's business except that the Management Committee may not purchase or contract to purchase any property, real or personal, or enter or incur any liability in excess of Two Hundred and Fifty Thousand Dollars ($250,000) per transaction;

(e) to sell, in the ordinary course of business, the Company's property, any other assets of the Company, or any interest therein, at any time upon such terms as the Management Committee determines to be in the best interest of the Company;

(f) to withhold and to pay, extend, renew, modify, submit to arbitration, prosecute, defend or compromise, upon such terms as the Management Committee deems proper and upon any evidence as they may deem sufficient, any obligation, suit, liability, cause of action or claim, either in favour of or against the Company and/or with respect to the operations of the Company;

(g) to pay or cause to be paid any and all taxes, charges or assessments that may be levied, assessed or imposed on any of the Property or assets of the Company;

(h) to invest funds which, in the judgment of the Management Committee, are not immediately required for the conduct of the Company's business, in such investments as may be selected by the Management Committee;

(i) to take such other actions as may be necessary to effectuate any authority conferred upon the Management Committee under the terms of this Agreement, including, without limitation, admitting additional Members, establishing a Membership Unit Price and redemptions of Membership Units; and

(j) to execute, acknowledge, and deliver any and all instruments to effectuate any and all of the foregoing.

10.4 <u>Limitations on Authority with respect to Subco and the Hospital.</u>

As set forth in the operating agreement for Subco, the Company's approval, as well as the approval of MF USA, is required before Subco may take certain actions. Except as provided herein below, the Management Committee shall be authorized to vote the equity interests held by the Company in Subco, and to cause Subco to vote the membership units held by it in the Hospital, without the consent of the Members. However, the Management Committee shall not vote the equity interests held by the Company in Subco, nor shall the Management Committee cause Subco to vote the membership units held by Subco in the Hospital, without obtaining a Two-Thirds Vote, with respect to any of the following actions:

(a) Amendments to the governing documents of Subco or the Hospital, other than amendments of a clerical or inconsequential nature and which do not adversely affect the interests of the Members in such Entities in any material respect;

(b) Sales or other dispositions of any equity interests held by Subco in the Hospital, other than the Exchangeable Interests;

(c) A merger, consolidation, combination or other material transaction of that nature by either Subco or the Hospital;

(d) A direct or indirect sale of all or substantially all of the assets of Subco or the Hospital;

(e) Adoption by Subco or the Hospital of any plan or proposal for the liquidating, dissolving, reorganizing or recapitalizing or commencing any action seeking relief

under any laws relating to bankruptcy, insolvency, conservatorship or relief of debtors;

(f) Consummation by Subco or the Hospital of an acquisition or acquisitions costing, or entering into material contracts (other than payor contractors and contracts relating to capital expenditures within an approved budget of the Hospital) in excess of $250,000;

(g) Entry into lines of business other than those currently carried on by Subco or the Hospital;

(h) Changes to the fiscal year of Subco or the Hospital or material changes to accounting policies or procedures of Subco or the Hospital unless required under the applicable generally accepted accounting principles;

(i) Taking, or permitting, any action by Subco or the Hospital which would prevent the business from continuing on an ongoing basis;

(j) Effecting a substantive change to the distribution policy of either Subco or the Hospital;

(k) Issuing, redeeming, purchasing, transferring or agreeing to the transfer of any equity interests of Subco or the Hospital, other than the exercises of Exchangeable Interests;

(l) Entering into transactions outside of the ordinary course of business of either Subco or the Hospital;

(m) Approving or adopting a long-term compensation plan for the Hospital for non-Physician senior management;

(n) Agreeing to take any of the actions contemplated by subsections 10.4(c) through 10.4(m) above;

(o) Nominating and electing members to the governing body of the Hospital or Subco, provided that the Management Committee may vote the equity interests held in Subco, without the consent of the Members, to cause those Persons serving as Managers of the Company to be elected or appointed to serve in a similar capacity on Subco's management committee and on the Hospital's management committee; or

(p) Exercising any tag along right with respect to a change of control of MF USA or Medical Facilities Corporation, a corporation continued under the laws of the Province of British Columbia.

10.5 <u>Prohibited Transactions.</u>

The Management Committee shall not have the authority to:

(a) Take any action in contravention of this Agreement or any other agreement to which the Company is bound; or

(b) Perform any act which makes it impossible to carry on the ordinary business of the Company.

10.6 Fiduciary and Confidentiality Duties.

Persons elected or appointed to serve as Managers shall carry out their duties and responsibilities in a fiduciary manner and shall maintain the confidentiality of the Company and its Members regarding the business and affairs of the Company.

10.7 Conflicts of Interest.

No Manager shall be required to manage the Company as his or her sole and exclusive function, and a Manager may have other business interests and may engage in other activities in addition to those relating to the Company. The Members acknowledge that certain of the activities and business interests of the Members may consist of the ownership, development, marketing, sale, operation or management of Entities that may compete with the business of the Company or the Hospital and not otherwise prohibited by the terms of the Non-Compete Agreement. Neither the Company nor any Member shall have any right in or to such other ventures solely by virtue of this Agreement or the relationship among the Members created hereby. The Members and any of their Affiliates may deal with, perform other services for and sell goods or services to the Company or the Hospital without limitations; provided, however, that any compensation for such services or goods shall be limited to amounts and rates customary in the industry.

10.8 Meetings.

Regular or special meetings of the Management Committee shall be held at such time and place as set forth in the notice of the meeting, which notice shall be delivered at least twenty-four (24) hours in advance of the meeting, unless said notice is waived by each Manager. Regular meetings shall be held on a quarterly basis, or a more frequent schedule as the Management Committee agrees. In the absence of the designation of a place, regular or special meetings shall be held at the principal office of the Company. The notice for the special meeting shall include an agenda of items to be discussed. Any meeting may be held by telephone conference or similar communications device, and so long as all Managers participating in such meeting can hear one another, and all such Managers shall be deemed to be present in person at such meeting.

10.9 Voting; Quorum.

Except as otherwise provided in this Agreement, a majority of the authorized number of Managers shall constitute a quorum for the transaction of day to day business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the Managers present at a meeting duly held and for which a quorum is present shall be regard as the act of the Management Committee. A meeting at which a quorum is initially present may

continue to transact business notwithstanding the withdrawal of a Manager, if any action is approved by at least a majority of the required quorum for such meeting.

10.10 Waiver of Notice.

The transactions of any meeting of the Management Committee, however called and noticed or wherever held, shall be as valid as though conducted at a meeting duly held after regular call and notice if a quorum is present and if, either before or after the meeting, each of the Managers signs a written waiver of notice. The waiver of notice or consent need not specify the purpose of the meeting. All such waivers, consents, and approvals shall be filed with the Company books and records. Notice of a meeting shall also be deemed given to any Manager who attends the meeting without objecting to the lack of notice.

10.11 Adjournment.

A majority of the authorized number of Managers present in person or by telephone, whether or not constituting a quorum, may adjourn any meeting to another time and place.

10.12 Action without Meeting.

Any action required or permitted to be taken by the Managers may be taken without a meeting, if all Managers individually or collectively consent in writing to such action. Such action by written consent shall have the same force and effect as a unanimous vote of the Management Committee. Such written consent or consents shall be filed with the Company books and records.

ARTICLE XI
REPURCHASE OF CLASS A MEMBERSHIP UNITS

11.1 Repurchase Notice for Class A Membership Units.

(a) Repurchases.

(i) Optional Repurchase. Subject to the limitations set forth in Section 11.2 and the priority set out in Section 15.3 of this Agreement, each holder of Class A Membership Units shall have the right to cause the Company to repurchase all or a portion of his, her or its Class A Membership Units for either cash or IPS Units, as determined by the Management Committee, by sending written notice of the exercise of such right to the Management Committee (a "**Repurchase Notice**"), which notice shall be in the form attached hereto as **Exhibit "A"** and shall specify the number of Class A Membership Units to be repurchased by the Company. Repurchase Notices may not be given until December 19, 2005. Following such date, notices may only be given on an Exchange Date (the "**Repurchase Period**"). In the event a Repurchase Notice is given on a date other than an Exchange Date, such notice shall be effective as a demand to

repurchase the Class A Membership Units on the next succeeding Exchange Date.

(ii) Mandatory Repurchases. A Member, whose Class B Membership Units are subject to a Mandatory Repurchase Event, may elect to have his, her or its Class A Membership Units repurchased either pursuant to this Article XI or the repurchase provisions in Article XII. If such Member elects to have his, her or its Class A Membership Units repurchased in accordance with this Article XI, such election shall be deemed to be a Repurchase Notice which shall be given effect on the next Exchange Date following the date of such election.

(b) Consideration.

(i) Determination by the Management Committee. If any Member has submitted or is deemed to have submitted a Repurchase Notice, the Management Committee shall elect, at its next regularly scheduled meeting following the Exchange Date with respect thereto, to pay for the repurchase of such Class A Membership Units in either (i) cash on hand or (ii) by causing Subco to exchange Exchangeable Interests and to distribute to the Company, for subsequent distribution to such Members, IPS Units or cash received by Subco from the sale of such IPS Units. Each Member acknowledges and agrees to be bound by the decision of the Management Committee with respect to the consideration to be paid for the repurchase of the Class A Membership Units.

(ii) Provisions regarding repurchases for IPS Units. Subject to the limitations set forth in Section 10.4 and Article XI and the disclosure and insider trading policies adopted by the Management Committee, if the Management Committee elects to pay for such repurchase by causing Subco to exercise Exchangeable Interests, it shall promptly cause Subco to exchange a proportionate number of Exchangeable Interests held by Subco in the Hospital. Upon the Company's receipt of IPS Units or cash from Subco, as the case may be, the Company shall transfer such IPS Units or cash to the holders of the Class A Membership Units subject to the Repurchase Notice in full payment for such repurchase and shall reflect such repurchase on the Company's books and records. For purposes of such exchange, a Member shall receive that number of IPS Units for his, her or its Class A Membership Interests based upon the exchange ratio set out in the Exchange Agreement.

(iii) Valuation of Class A Membership Units for Cash Consideration. In the event that the Management Committee elects to repurchase a Member's Class A Membership Units for cash, or, Subco exchanges Exchangeable Interests for cash, the repurchase price shall be determined by multiplying (i) that number of IPS Units that the Class A Membership Units could be exchanged for based upon the Exchange Ratio, by (ii) the ten (10) day

average closing price for such IPS Units on the Toronto Stock Exchange, as adjusted by the Management Committee for currency exchange rates. If the IPS Units are not traded on the Toronto Exchange, the fair market value thereof shall be as determined in good faith by the Management Committee.

11.2 Limitations upon Repurchase of Membership Units.

If, the Management Committee elects to repurchase any Membership Units by causing Subco to exercise Exchangeable Interests, the obligation of the Company to repurchase such Membership Units shall be subject to and conditioned upon (i) the right of Subco to exchange Exchangeable Interests, including limitations imposed upon Subco under that certain Exchange Agreement, dated June 21, 2005 (the "**Exchange Agreement**"), by and among Subco, MF USA and MFC and (ii) the restrictions set forth in this Section 11.2.

(a) Volume Restrictions. As set forth in the Exchange Agreement, Subco may be required to exchange a minimum number of Exchangeable Interests (the "**Exchange Floor**") or may be limited as to the maximum number of Exchangeable Interests that may be exchanged at any given time (the "**Exchange Ceiling**"). Therefore, each Member agrees to the following volume limitations:

(i) Exchange Ceiling. If Subco notifies the Company that it is unable to exercise that number of Exchangeable Interests necessary to satisfy the repurchase obligations of the Company on any given Exchange Date, then the number of Class A Membership Units that the Company is obligated to repurchase shall be rateably decreased in proportion to the Class A Membership Units tendered for repurchase in such Repurchase Period or carried over for repurchase from prior Exchange Dates. Upon receipt of such notice from Subco, the Company shall notify each Member who gave a Repurchase Notice (or whose Class A Membership Units are carried over from a prior Exchange Date) of such proportionate decrease in the number of Membership Units to be repurchased by the Company. The balance of the Class A Membership Units that were not repurchased shall be carried forward to the next succeeding Exchange Date and the previous Repurchase Notice will continue to be effective with respect to such Class A Membership Units, unless a Member notifies the Company in writing that such Member is withdrawing his, her or its Repurchase Notice. Any such Class A Membership Units that are carried forward shall not have any priority with respect to the repurchase thereof under Article XI, including this Section 11.2(a)(i), and such Membership Units shall be repurchased on parity with any additional Membership Units for which a Repurchase Notice is given on subsequent Exchange Date(s).

(ii) Exchange Floor. If Subco notifies the Company that, due to the Exchange Floor, Subco will not be able to exchange Exchangeable Interests unless Subco pays the costs associated therewith, the Company shall not be obligated to repurchase such Class A Membership Units, and the Class A

Membership Units shall be carried forward to the next succeeding Exchange Date and the previous Repurchase Notice will continue to be effective with respect to such Class A Membership Units. Such Class A Membership Units that are carried forward shall not have any priority with respect to the repurchase thereof under Article XI, including Sections 11.2(a)(i) and 11.2(a)(ii), and such Class A Membership Units shall be repurchased on parity with any additional Membership Units for which a Repurchase Notice is given on subsequent Exchange Date(s).

Notwithstanding the foregoing, if a Member agrees in writing to pay the costs of Subco for exercising Exchangeable Interests below the Exchange Floor, the Company shall notify all other Members who have given a Repurchase Notice on such Exchange Date of such Member's agreement, and such other Members may elect to join in such exchange by giving written notice thereof to the Company, and the costs associated therewith shall be allocated among all such Members on a rateable basis in proportion to (i) the number of Class A Membership Units to be repurchased from each such Member to (ii) the total number of Class A Membership Units to be repurchased notwithstanding the Exchange Floor. The Company, upon such receipt of an agreement from a Member to pay such costs, shall be obligated to repurchase such Member's Class A Membership Units, as well as the Class A Membership Units of any other Members joining in such cost sharing agreement, by causing Subco to exercise Exchangeable Interests. The Company shall be entitled to offset from the proceeds from such exchanges below the Exchange Floor any costs of Subco or the Company associated therewith that are not paid by such Members notwithstanding their agreement to do so.

(b) Regulatory Restrictions. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be obligated to repurchase Class A Membership Units by causing Subco to exercise Exchangeable Interests if such repurchase would impact the Hospital's compliance with or status with respect to the Stark Law or the exemption of the other subsidiaries of MF USA under the Stark Law, or would otherwise violate any federal or state laws applicable to the Company or the Hospital. If the Management Committee determines that a repurchase of Class A Membership Units could reasonably be expected to impact the Hospital's compliance with or status with respect to the Stark Law, or the exemption of any other subsidiary of MF USA, or would violate federal or state law applicable to the Company or the Hospital, then the Management Committee shall notify such Member of its determination and the repurchase of such Member's Class A Membership Units for IPS Units shall be postponed until such time as the repurchase would be permitted under the Stark Law or any other applicable federal or state law.

Notwithstanding the foregoing and subject to the limitations set forth in the other provisions of this Section 11.2, the Management Committee may, if commercially and legally feasible, cause Subco to assign its right to that number of Exchangeable Interests necessary to satisfy the repurchase obligations of the Company and to distribute to the Company the cash received by Subco therefrom. The Company shall then distribute such cash to the Members to satisfy the Company's repurchase obligations with respect to their Membership Units.

11.3 Closing.

The Closing on repurchases of Class A Membership Units shall occur at the principal offices of the Company at such time and date as determined by the Management Committee, provided that such date shall be no later than: (i) if the repurchase price is to be paid in cash (other than cash from an exchange of Exchangeable Interests), thirty (30) Business Days from the date of the meeting of the Management Committee electing to repurchase such Class A Membership Units for cash, or (ii) if the repurchase is to be paid by IPS Units (or cash from the exchange of Exchangeable Interests), no later than five (5) Business Days from the date the Company receives the distribution of IPS Units or cash, as the case may be, from Subco. The Company will provide the selling Member after the close of the Company's taxable year a Form K-1 which will provide the selling Member with the required information to file his, her or its tax return for the year in which the Class A Membership Unit(s) were repurchased.

11.4 Cancellation.

Any Class A Membership Units that are repurchased in exchange for issuance of IPS Units shall be cancelled by the Company and shall not be available for reissuance. However, if the Company elects to repurchase any Class A Membership Units for cash (other than cash received from Subco's exercise of Exchangeable Interests), upon payment therefor, and transfer of the Class A Membership Units to the Company, such Class A Membership Units may be held by the Company and reserved for future issuance as provided in Article III.

11.5 No Liability.

Neither the Management Committee nor the Company shall be liable to any Member seeking to have the Company repurchase his, her or its Class A Membership Units for (i) any decrease in the value of the Class A Membership Units or IPS Units or (ii) changes in the trading price of the IPS Units, or the common shares which comprises a portion thereof, on the Toronto Stock Exchange during the time period from when he, she or it gives, or is deemed to have given, a Repurchase Notice and the date on which the closing of such repurchase occurs.

ARTICLE XII
TRANSFER RESTRICTIONS

12.1 Restrictions on the Disposition of Membership Units.

Except as specifically provided in Article XI or this Article XII and not withstanding anything to the contrary in Section 5.13, a Disposition of a Membership Unit may not be affected without the prior approval of the Management Committee and MF USA.

12.2 Transfer to a Revocable Trust.

An individual Member may, without the prior consent of the Members, the Management Committee or MF USA, transfer legal title to his or her Membership Interest to the trustee of any express trust created by such Member during the Member's lifetime if (a) the transferor becomes and remains the Physician Representative of the transferee; (b) the Physician Representative is and continues to be a trustee of the trust during his or her lifetime, and (c) both

the trust and the transfer of the Membership Interest are revocable by the Physician Representative during his or her lifetime. After any such transfer, the transferee shall be bound by all provisions of this Agreement, and the restrictions imposed upon the disposition of an interest in the Company under this Agreement shall apply to the transferee. The failure of the former individual Member to become and remain as a trustee shall constitute a Mandatory Repurchase Event under this Agreement.

12.3 Transfer to a Family Limited Partnership or Family Limited Liability Company.

An individual Member may, without the prior consent of the Members, the Management Committee or MF USA, transfer all or part of his Membership Interest to a family limited liability company ("**Family LLC**") or a family limited partnership ("**Family LP**") as long as the former individual Member is the Physician Representative of the transferee entity. All of the members and managers of a Family LLC must be immediate family members of the former individual Member. All of the limited partners of a Family Limited Partnership must be immediate family members of the transferee; the limited partners must collectively own a 99% or greater interest in the limited partnership; and the transferee, or the transferee together with immediate family members, must have and retain control of the general partner. An "immediate family member" is a spouse or child. "Control" for the purposes of this section requires sufficient equity interest to direct or cause the direction of the management or policies of an entity. The failure of the former individual Member to become and remain as Physician Representative of the Family LLC or Family Limited Partnership, as applicable, shall constitute a Mandatory Repurchase Event.

12.4 Sale of Membership Units.

(a) Mandatory Purchase and Sale. In the event that a Member Retires, dies or becomes Permanently Disabled (each, a "**Mandatory Repurchase Event**"), the Member shall have the obligation to sell and, subject to the limitations described below, the Company will have the obligation to repurchase, all of the Membership Unit(s) held by such Member (a "**Mandatory Repurchase**"). Upon the occurrence of a Mandatory Repurchase Event, if such Member owns any Class A Membership Units, the Company shall deliver an election form, in the form attached hereto as **Exhibit "B"** (the "**Repurchase Event Form**"), pursuant to which such Member shall indicate thereon an election to have his, her or its Class A Membership Units repurchased in accordance with Article XI or repurchased in accordance with this Article XII. Such Member shall return the Repurchase Event Form to the Company no later than fifteen (15) Business Days following the delivery thereof to such Member, and if such Member fails to return such Repurchase Event Form, then the Management Committee shall, in its sole and absolute discretion, determine whether such Class A Membership Units are to be repurchased under Article XI or this Article XII, and such Member shall be bound by such determination of the Management Committee.

(b) Closings. Closings of Mandatory Repurchases which are the result of Mandatory Repurchase Events during the months of January through June, shall occur as

soon as reasonably practicable after June 30th of each year (the "**First Semester Repurchases**"). Closings of Mandatory Repurchases which are the result of Mandatory Repurchase Events during the months of July through December, shall occur as soon as reasonably practicable after December 31st of each year (the "**Second Semester Repurchases**").

(c) Limitations on Mandatory Repurchases. The maximum number of Membership Units that the Company shall be required to repurchase in any given year pursuant to Mandatory Repurchases shall be four percent (4%) of the number of Membership Units outstanding as of the last day of the prior calendar year, less the sum of: (x) the number of Membership Units repurchased during the current year by reason of Mandatory Repurchase Events which occurred during the prior year but for which the closing occurred during the current year; and (y) with respect to the Second Semester Repurchases, the number of First Semester Repurchases (the "**Maximum Repurchase Obligation**").

(i) If for any semester the Membership Units subject to Mandatory Repurchases exceeds the Maximum Repurchase Obligation as of the end of that semester (or the higher maximum repurchase amount which the Management Committee is prepared in its discretion to complete, if applicable), then the Membership Units to be repurchased by reason of death shall have priority in order of the deaths of the Members over other Mandatory Repurchases, and all remaining Membership Units to be repurchased shall be repurchased on a pro rata basis rounded to the nearest whole number.

(ii) Any Membership Units which are subject to Mandatory Repurchases, but which are not repurchased at the end of a semester because of the limitations imposed by the Maximum Repurchase Obligation (each, a "**Deferred Repurchase**"), shall be carried forward to subsequent semesters without the requirement of further notice. In each event, such Deferred Repurchases shall have equal priority with other Mandatory Repurchases which are the result of Mandatory Repurchase Events during each such subsequent semester, *provided, however* that Membership Units to be repurchased by reason of the death of a Member shall have priority in the order of deaths of the Members over all other repurchases, including Deferred Repurchases. The purchase price to be paid for such Deferred Repurchases shall be the purchase price in effect at the time of the consummation of such Deferred Repurchase, and shall not be the purchase price in effect at the time of the initial or Mandatory Repurchase Event, and neither the Company nor the Management Committee shall have any liability whatsoever for any decrease in the purchase price resulting from such Deferred Repurchase.

(iii) The Management Committee shall have the discretion to repurchase Class B Membership Units in excess of the Maximum Repurchase Obligation, provided that under no circumstances will the Company's repurchases

adversely affect either the Hospital's "**whole hospital**" exemption under the Stark Law or the exemption under the Stark Law of the other subsidiaries of MF USA.

12.5 Option to Purchase – Physicians.

The Company shall have the right (but not the obligation) to purchase, and the Member shall have the obligation to sell, Membership Units held by a Physician Member who no longer has privileges at the Facility or relocates his or her primary residence outside the Service Area. For purposes of this Agreement, "**Service Area**" shall mean that area within 100 miles of a Facility operated by the Hospital.

12.6 Option to Purchase – Non-Physicians.

The Company shall have the right (but not the obligation) to purchase, and the Member shall have the obligation to sell, Membership Units held by Members who are not Physicians if such Members are no longer employees or members of the Company, the Hospital or other entities providing comprehensive management services to the Hospital.

12.7 Other Dispositions and Offers to Sell.

Except as otherwise provided in this Agreement, no Membership Units may be Disposed of without the consent of the Management Committee and MF USA. A Member who desires to transfer his, her or its Membership Units other than as provided above shall offer such Class B Membership Units to the Company. In the event the Company elects to purchase less than all of such offered Membership Units, the Member may, in his, her or its discretion, elect to retain all of his, her or its offered Class B Membership Units.

12.8 Purchase Price.

The purchase price for any issuance, transfer, sale, redemption or offering of Membership Units, including all purchases pursuant to Section 12.2, Section 12.5 and Section 12.6 of this Agreement, shall be at the lesser of (i) book value of the Company, multiplied by the Percentage Interest of the departing Member, or (ii) fair market value of the departing Member's Membership Interest. Book value shall be determined from the books of the Company, but shall not take into account goodwill, trade name, work in progress, or other intangibles. Fair market value shall be determined by an independent appraiser or consultant selected by the Company and reasonably acceptable to the departing Member. The Company and the departing Member may negotiate a different price, taking into account the participation of the departing Member in the Company and in the affairs of the medical staff, the longevity of the departing Member's participation in the Company, and other factors which the parties may consider appropriate, but the parties may not take into account the anticipated volume or value of referrals, if any, to the Company by the departing Member. The Company will provide the selling Member after the close of the Company's taxable year a Form K-1 which will provide the selling Member with the required information to file his or her tax return for the year in which the Membership Unit(s) were sold.

12.9 Payment Terms.

The Company may pay for Membership Units being sold under this Article XII in either cash or on an instalment basis. The Company may elect to pay the purchase price over a five year period in five (5) equal principal instalments, together with interest thereon at the applicable federal interest rate, such interest rate to be adjusted, annually on the anniversary date of the date of the promissory note, to the then current applicable federal interest rate. If the instalment method of purchase is elected by the Company, the initial payment shall be made at the closing, and annual payments shall be paid to the selling Member on the anniversary date of the date of the Note for each of the next four (4) years. The Company shall have the right to prepay the entire purchase price, or any portion thereof, in full at any time without penalty.

12.10 Violation of Non-Compete Agreement.

Without limiting any other remedies set forth in the Non-Compete Agreement, each Member acknowledges and agrees that if such Member should breach or violate any of the terms or provisions of the covenants and agreements contained in Section 2 of the Non-Compete Agreement, such Member shall pay to the Hospital liquidated damages in the amount set out in such Member's Non-Compete Agreement. Each Member, the Company and MF USA agrees that such amount is a liquidated damages amount that represents a pre-determined, fair estimation of the irreparable economic loss, damage and injury that will be suffered by the Hospital, Subco and the Company as a consequence of such breach or violation. Each Member, the Company and MF USA acknowledges that if a Member should breach the obligations under his/her or its Non-Compete Agreement and engages in prohibited competitive practice, the damages to the Hospital, Subco and the Company, would be difficult if not impossible to ascertain. Additionally, each Member, the Company and MF USA agrees that the liquidated damages amount specified in the Non-Compete Agreements is fair and reasonable, and is not a penalty.

12.11 Dispositions Void.

Any attempted Disposition of a Membership Unit, or any part thereof, not in compliance with this Article or otherwise in compliance with the terms hereof, shall be null and void *ab initio*.

ARTICLE XIII
EXPULSION OF A MEMBER

13.1 Expulsion of a Member.

A Member may be expelled for cause from the Company upon a Two-Thirds Vote of the Members at a regular or a special meeting called by the Company. Upon such expulsion, the expelled Member will be paid for his or her Membership Unit(s) in the same manner as set forth in Section 12.2, subject to the Maximum Repurchase Obligation. For purposes of this Section 13.1, "**cause**" shall mean a material breach of any provision of this Agreement by a member, a breach of a Member's fiduciary duty as a member, a breach of a Member's fiduciary duty as a Manager, a breach of a Member's Non-Compete Agreement, or a Member's Bankruptcy, incompetency, conviction of a felony, or the attachment or levy upon a

Membership Unit of a Member. For purposes hereof, a Member includes a shareholder, owner, partner or member of any Entity which is a Member of the Company.

ARTICLE XIV
DISSOLUTION AND LIQUIDATION

14.1 Dissolution.

The occurrence of any of the following events will constitute a liquidation event ("**Liquidation Event**"):

(a) The expiration of any term provided in the Articles.

(b) A Two-Thirds Vote to dissolve the Company.

(c) Any other event which would trigger a dissolution as set forth in Okla. Stat. Tit. 18, § 2037 or 2038.

14.2 Liquidation.

Upon dissolution of the Company, a liquidator or liquidating committee approved by the Management Committee shall be responsible for the liquidation. The Person or Persons who assume such responsibility (whether the Members or not) are referred to herein as the "**Liquidator**". The Liquidator (if other than the Members) shall be entitled to receive such compensation for its services as may be approved by Majority Vote. The Liquidator shall agree not to resign at any time without 15 days' prior written Notice to the Members and may be removed at any time, with or without cause, by Notice of removal approved by Majority Vote. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be selected by Majority Vote. The right to appoint a successor or substitute Liquidator in the manner provided herein shall be recurring and continuing for so long as the functions and services of the Liquidator are authorized to continue under the provisions hereof, and every reference herein to the Liquidator will be deemed to refer also to any such successor or substitute Liquidator appointed in the manner herein provided. Except as expressly provided in this Article, the Liquidator appointed in the manner provided herein shall have and may exercise without further authorization or consent of any of the parties hereto, all of the powers conferred upon the Members under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of the Company. The Liquidator shall, subject to all of the limitations placed on the powers and rights of the Members acting unanimously herein, liquidate the assets of the Company, and apply and distribute the proceeds of such liquidation, together with any remaining Cash Available for Distribution, in the following order of priority, unless otherwise required by mandatory provisions of applicable law:

(a) To those liabilities of creditors, including to Members if also creditors in the order of priority provided by law, except those liabilities to Members on account of their Capital Contributions; and

(b) The balance, to the Members in accordance with their Capital Accounts.

Unless the Members shall unanimously otherwise determine, all of the Liquidating Distributions shall be made to the Members in cash, or in kind, or partly in cash or in kind, as determined by vote of the Management Committee.

14.3 Filing of Articles of Dissolution.

Upon the completion of the Distribution of Company Property, articles of dissolution shall be filed if required by the Act.

14.4 Return of Capital.

The Members shall not be personally liable for the return of any Capital Contribution of any Member, or any portion thereof. The return of Capital Contributions shall be made solely from Company assets.

ARTICLE XV
CONVERSION OF INTERESTS UPON CERTAIN EVENTS

15.1 Conversion on Tenth Anniversary.

Upon the earlier to occur of (i) the termination of Kevin Blaylock other than by MFC pursuant to Section 10.7(c) of the Hospital's Operating Agreement ("**Section 10.7(c)**"), and (ii) the tenth anniversary of the effective date of this Agreement, if Kevin Blaylock's employment with the Hospital has not been terminated by MF USA pursuant to Section 10.7(c), a number of each Member's Class B Membership Units equal to the number set forth opposite each Member's name on Schedule C shall automatically convert to an equal number of Class A Membership Units.

15.2 Conversion Upon Termination of Blaylock.

If prior to the tenth anniversary of the effective date of this Agreement Kevin Blaylock's employment with the Hospital is terminated by MF USA pursuant to Section 10.7(c), all of his Class B Membership Units shall automatically convert to an equal number of Class A Membership Units.

15.3 Exchange Upon Conversion - Subject to Volume Restrictions.

If Kevin Blaylock's Class B Membership Units are converted to Class A Membership Units pursuant to Section 15.2, Kevin Blaylock shall exchange all, but not less than all, of his Class A Membership Units on the next Exchange Date after such conversion by delivering a Repurchase Notice in accordance with, and subject to the limitations under, Article XI, including the volume restrictions set out in Section 11.2(a) except that

notwithstanding the provisions of Section 11.2(a)(i), the Company's obligation to repurchase Kevin Blaylock's Class A Membership Units shall have priority over any other Class A Membership Units held by other Members and specified by such other Members to be repurchased by the Company under a Repurchase Notice (with such other Members ranking rateably after Kevin Blaylock). Notwithstanding anything in this Agreement to the contrary, Kevin Blaylock shall not be entitled to exchange any of his Class A Membership Units prior to the first Exchange Date after December 19, 2005.

15.4 Not an Employment Agreement.

Nothing contained in this Article XV shall constitute a contract of employment. Kevin Blaylock is an at-will employee of the Hospital and the Hospital may terminate Kevin Blaylock's employment at anytime with or without cause.

ARTICLE XVI
MISCELLANEOUS

16.1 MF USA.

MF USA has been admitted as a member without a membership interest in the Company and has no rights as a member to vote, provide consents or approvals (except as expressly provided in this Operating Agreement), designate a member of the Management Committee, receive allocations of profits or losses, distributions or any other rights ordinarily granted to a member in a limited liability company, MF USA's rights are limited to those rights specifically provided for in this Operating Agreement. MF USA has no right, authority or obligation to withhold or remit taxes, charges or assessments of any kind related in any way to the Company, its Property, assets or operations.

16.2 MF USA Approval Rights of Transfer of Equity Interests.

Notwithstanding anything to the contrary contained herein, the Company shall not, take the following actions without the prior written consent of MF USA:

(a) Transfer, sell, pledge, encumber or otherwise convey, directly or indirectly, any equity interest held by the Company in Subco; or

(b) Cause Subco to transfer, sell, pledge, encumber or otherwise convey, directly or indirectly, any equity interest held by Subco in the Hospital.

16.3 Notices and Addresses.

Unless otherwise stated, all notices required to be given under this Agreement shall be in writing and shall be mailed or shall be hand delivered to the Members. Such notices as are mailed shall be mailed to the Members at the addresses set forth on their signature pages after the signature of such Members below, or at the address given by a Member to the Company and maintained in the office of the Company. Any notices to be sent to the Company shall be mailed to the office of the Company or at such other address as the Company may specify in a notice sent to all of the Members.

16.4 Law Governing.

This Agreement shall be governed by and construed in accordance with the laws and decisions of the State of Oklahoma.

16.5 Amendments.

(a) Amendments to this Agreement may be proposed by any Member and shall be first submitted to the Management Committee for its review and recommendation. The Management Committee may propose amendments to this Agreement at any time. Notwithstanding the fact that the Management Committee does not endorse or recommend a proposed amendment submitted by a Member, all proposed amendments shall be presented to and voted upon by the Members at either a special or the annual meeting of the Members. Any amendment shall become effective only upon receiving a Two-Thirds Vote. In addition, the Company agrees that it will not amend, terminate, supplement or otherwise modify this Section 16.5 or any provision contained in Section 3.1, Section 5.1, Section 16.1 and Article XI or Article XII of this Agreement, or any other change that adversely affects the rights of MF USA in any material respect, without the prior written consent of MF USA.

(b) Notwithstanding the foregoing, amendments to this Agreement which are of a clerical or inconsequential nature and which do not adversely affect the Members in any material respect or which are required or contemplated by this Agreement, including, without limitation, amendments necessary to reflect the admission, substitution or withdrawal of a Member, may be made by the Chairman of the Management Committee without notice to or consent of any Members.

16.6 Referrals of Government Program Patients

Nothing in this Agreement requires any Member or Physician Representative to refer any patient to the Facility or to any other physician or health care provider. It is the intent of the Members to conduct their business in full and strict compliance with applicable federal, state, and local law, including the Stark Law and the Medicare Fraud and Abuse Amendments to the Social Security Act, 42 U.S.C. §§ 1320a-7a and b.

16.7 Successors and Assigns.

This Agreement and all the terms and provisions hereof shall be binding upon and inure to the benefit of the Members and MF USA and their legal representatives, heirs, successors and assigns.

16.8 Counterparts.

This Agreement may be executed in multiple counterparts, each of which shall be an original, but all of which shall constitute one instrument.

16.9 Modifications to be in Writing.

This Agreement constitutes the entire understanding of the parties hereto with respect to the subject matter hereof, and no amendment, modification or alteration of the terms hereof shall be binding unless the same by in writing and adopted in accordance with the provisions of Section 16.5 hereof.

16.10 Captions.

The captions herein are inserted for convenience of reference only and shall not affect the construction of this Agreement.

16.11 Validity and Severability.

If any provision herein shall be held invalid or unenforceable, such decision shall not affect the validity or enforceability of any other provisions hereof, all of which other provisions shall, in such case, remain in full force and effect.

16.12 Resolution of Disputes.

Any dispute or difference arising between a Member and the Company whether as a result of this Agreement or otherwise, shall be subject to binding arbitration.

Prior to submitting the dispute or difference to arbitration, the Member and the Company shall meet and in good faith attempt to resolve such dispute or difference. The Company shall be represented by the Management Committee. In the event that the Member who is in a dispute with the Company is on the Management Committee, he or she will refrain from participating as a member of the Management Committee for the purposes of resolving the dispute. In the event that the Member and the Company are unable to resolve the dispute or difference within thirty (30) days after such meeting, the Member and the Company agree to submit the dispute or difference to binding arbitration in accordance with the American Arbitration Association Commercial Arbitration Rules then in effect with the following conditions superseding any contrary rules:

(a) The Member and the Company shall mutually select one arbitrator who need not be an attorney but who has significant experience in the medical practice management field. In the event the parties cannot agree, such person shall be selected by the American Arbitration Association.

(b) The Member and the Company agree to equally divide the cost and expense of the arbitration except that each shall pay their own attorney's fees.

(c) The arbitration shall take place in Oklahoma City, Oklahoma.

(d) The arbitration hearing shall occur not more than twenty (20) days after selection of the arbitrator.

(e) The arbitrator shall render his or her decision within five (5) Business Days of the hearing.

(f) Any judgment or order entered by the arbitrator may be entered in any court having jurisdiction thereof.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

[REMAINDER OF THE PAGE IS INTENTIONALLY BLANK]

MEMBERS' SIGNATURE PAGE

EXECUTED by the undersigned as a Member of the OSH Holdings, LLC.

(signed) "Kevin Blaylock"
Kevin Blaylock, an individual

(signed) "Kevin Blaylock"
Kevin Blaylock, as attorney in fact for the following persons/entities:

Andrade Family, L.L.C.
Stephen K. Cagle, M.D.
Eckman Family, L.L.C.
Charles F. Engles, M.D.
Eric S. Friedman, M.D.
Falon Fuller, M.D.
Michael R. Hahn, M.D.
William J. Hale, II, M.D.
Brent N. Hisey, M.D.
Donald D. Horton, M.D.
ARMR, LLC
J. Pat Livingston, M.D., as trustee of the J. Pat Livingston 2004 Revocable Trust
Jack Marshall, M.D.
Edward J. Marron, D.P.M.
The Mitchell Family Limited Partnership
Barry L. Northcutt, M.D.
James M. Odor, M.D.
Stan Pelofsky, M.D.
Robert L. Remondino, M.D.
W. Emery Reynolds, M.D.
Glenn W. Schoenhals, M.D.
Robert E. Tibbs, Jr., M.D.
Gaylan D. Yates M.D.

SCHEDULE "A"

Members Interests of OSH Holdings, LLC

Name of Members	Number of Class A Membership Units
Andrade Family, L.L.C.	0.7932
Kevin L. Blaylock, CPA	0.3966
Stephen K. Cagle, M.D.	0.7932
Eckman Family, L.L.C.	0.7932
Charles F. Engles, M.D.	0.1322
Eric S. Friedman, M.D.	0.7932
Falon Fuller, M.D.	0.0661
Michael R. Hahn, M.D.	0.7932
William J. Hale, II, M.D.	0.1322
Brent N. Hisey, M.D.	0.7932
Donald D. Horton, M.D.	0.2644
ARMR, LLC	0.7932
J. Pat Livingston, M.D., as trustee of the J. Pat Livingston 2004 Revocable Trust	0.2644
Jack Marshall, M.D.	0.7932
Edward J. Marron, D.P.M.	0.2644
The Mitchell Family Limited Partnership	0.7932

Name of Members	Number of Class A Membership Units
Barry L. Northcutt, M.D.	0.1322
James M. Odor, M.D.	0.7932
Stan Pelofsky, M.D.	0.7932
Robert L. Remondino, M.D.	0.7932
W. Emery Reynolds, M.D.	0.1322
Glenn W. Schoenhals, M.D.	0.7932
Robert E. Tibbs, Jr., M.D.	0.7932
Gaylan D. Yates M.D.	0.7932
TOTAL UNITS	**13.6823**

SCHEDULE "B"

Members Interests of OSH Holdings, LLC

Name of Members	Number of Class B Membership Units
Andrade Family, L.L.C.	2.2068
Kevin L. Blaylock, CPA	1.1034
Stephen K. Cagle, M.D.	2.2068
Eckman Family, L.L.C.	2.2068
Charles F. Engles, M.D.	0.3678
Eric S. Friedman, M.D.	2.2068
Falon Fuller, M.D.	0.1839
Michael R. Hahn, M.D.	2.2068
William J. Hale, II, M.D.	0.3678
Brent N. Hisey, M.D.	2.2068
Donald D. Horton, M.D.	0.7356
ARMR, LLC	2.2068
J. Pat Livingston, M.D., as trustee of the J. Pat Livingston 2004 Revocable Trust	0.7356
Jack Marshall, M.D.	2.2068
Edward J. Marron, D.P.M.	0.7356
The Mitchell Family Limited Partnership	2.2068

Name of Members	Number of Class B Membership Units
Barry L. Northcutt, M.D.	0.3678
James M. Odor, M.D.	2.2068
Stan Pelofsky, M.D.	2.2068
Robert L. Remondino, M.D.	2.2068
W. Emery Reynolds, M.D.	0.3678
Glenn W. Schoenhals, M.D.	2.2068
Robert E. Tibbs, Jr., M.D.	2.2068
Gaylan D. Yates M.D.	2.2068
TOTAL UNITS	**38.0677**

SCHEDULE "C"

Members Interests of OSH Holdings, LLC

Name of Members	Number of Class A Membership Units
Andrade Family, L.L.C.	0.0640
Kevin L. Blaylock, CPA	0.0320
Stephen K. Cagle, M.D.	0.0640
Eckman Family, L.L.C.	0.0640
Charles F. Engles, M.D.	0.0107
Eric S. Friedman, M.D.	0.0640
Falon Fuller, M.D.	0.0053
Michael R. Hahn, M.D.	0.0640
William J. Hale, II, M.D.	0.0107
Brent N. Hisey, M.D.	0.0640
Donald D. Horton, M.D.	0.0213
ARMR, LLC	0.0640
J. Pat Livingston, M.D., as trustee of the J. Pat Livingston 2004 Revocable Trust	0.0213
Jack Marshall, M.D.	0.0640
Edward J. Marron, D.P.M.	0.0213

Name of Members	**Number of Class A Membership Units**
The Mitchell Family Limited Partnership	0.0640
Barry L. Northcutt, M.D.	0.0107
James M. Odor, M.D.	0.0640
Stan Pelofsky, M.D.	0.0640
Robert L. Remondino, M.D.	0.0640
W. Emery Reynolds, M.D.	0.0107
Glenn W. Schoenhals, M.D.	0.0640
Robert E. Tibbs, Jr., M.D.	0.0640
Gaylan D. Yates M.D.	0.0640
TOTAL UNITS	**1.1034**

OSH HOLDINGS, LLC SIGNATURE PAGE

OSH Holdings, LLC has executed this Agreement as of the date set forth hereinabove.

OSH HOLDINGS, LLC

By: *(signed) "Kevin Blaylock"*
Its: Chief Executive Officer

MEDICAL FACILITIES HOLDINGS (USA), LLC SIGNATURE PAGE

Medical Facilities Holdings (USA), LLC, has executed this Agreement as of the date set forth hereinabove.

MEDICAL FACILITIES HOLDINGS (USA), LLC

By: *(signed) "Seymour Temkin"*
Its: Chairman

By: *(signed) "Michael Salter"*
Its: Chief Financial Officer

EXHIBIT "A"

FORM OF REPURCHASE NOTICE

OSH Holdings, LLC
●

Date: ________________

Re: Repurchase of Membership Units

To: Management Committee:

I, ______________________, an undersigned Member of OSH Holdings, LLC, an Oklahoma limited liability company (the "**Company**"), hereby request that the Company repurchase ______________ number of Class A Membership Units represented by Certificate of Membership number __ (the "**Membership Units**") in accordance with the terms and conditions of the Operating Agreement of OSH Holdings, LLC, dated June 21, 2005 (as the same may be amended from time to time, the "**Operating Agreement**").

In furtherance thereof, I represent and warrant that: (i) I am the legal and beneficial owner of the Class A Membership Units, (ii) such Class A Membership Units have not been pledged and are not subject to any liens or other encumbrances, and (iii) the repurchase of such Class A Membership Units is subject to the limitations set forth in the Operating Agreement, including Article XI thereof.

____
Name:

EXHIBIT "B"

FORM OF REPURCHASE EVENT FORM

[Letterhead of OSH Holdings, LLC]

[Name and address of Member]

Re: Mandatory Repurchase Event

Dear ________________:

Reference is hereby made to that certain Operating Agreement of OSH Holdings, LLC (the "**Company**"), dated June 21, 2005 (as the same may be amended from time to time, the "**Operating Agreement**"). Capitalized terms used, but not otherwise defined herein, shall have the meaning set forth in the Operating Agreement.

The Company hereby notifies you that a Mandatory Repurchase Event has occurred and the Company will be repurchasing your Membership Units in accordance with the terms, conditions and limitations of the Operating Agreement. The Company's records reflect that you own ____ Membership Units represented by Certificate of Membership No. __, and you must elect, by indicating below, whether you want the Membership Units to be repurchased under Article XI or Article XII of the Operating Agreement:

You must return a signed and completed copy of this letter to the Company within fifteen (15) Business Days of the date of this letter. If a copy of this letter is not timely returned to the Company, then, as set forth in the Operating Agreement, the Management Committee will determine, in its sole and absolute discretion, whether the repurchase of your Membership Units will be pursuant to Alternative 1 or Alternative 2 (as described below), and you will be bound by the decision of the Management Committee.

OSH HOLDINGS, LLC

By: ______________________________

Its Vice Chairman

PLEASE REPURCHASE MY CLASS A MEMBERSHIP UNITS AS FOLLOWS:

Alternative 1: ☐ Repurchase the Class A Membership Units under Article XI of the Operating Agreement, in which event, the Company may elect to pay me in cash or by delivery of IPS Units in accordance with the terms and conditions of Article XI, subject to the limitations set forth therein.

OR

Alternative 2: ☐ Repurchase the Class A Membership Units under Article XII of the Operating Agreement, in which event the Company may elect to pay me in cash in one payment or installment payments as set forth in the Operating Agreement, subject to the terms, conditions and limitations therein.

I further represent and warrant that: (i) I am the legal and beneficial owner of the Membership Units, (ii) such Class A Membership Units have not been pledged and are not subject to any liens or other encumbrances, and (iii) the repurchase of such Class A Membership Units is subject to the limitations set forth in the Operating Agreement, including Article IX thereof.

____
Name:

AGREEMENT BY PHYSICIAN REPRESENTATIVE OF MEMBER

The undersigned ("Physician Representative") certifies that he or she is the Physician Representative of ______________________________ ("Member"), which is a Member of, or has subscribed for Units representing membership interests in ____________________OSH Holdings, LLC, an Oklahoma limited liability company (the "Company") as governed by the Company's Operating Agreement. For good and valuable consideration, Physician Representative (a) certifies that he or she has been duly appointed by the Member to serve as its Physician Representative; (b) represents that the representations and warranties contained in the Operating Agreement are true and correct as to Physician Representative and acknowledges that the representations and warranties contained in the Operating Agreement must continuously remain true and correct as long as Member owns Units, (c) agrees to be bound by the restrictive covenants contained in the Operating Agreement, including those relating to non-competition, (d) agrees to be bound by the provisions of the Operating Agreement relating to active participation, dispute resolution and confidentiality to the same extent as Member, (e) agrees to be bound by the provisions of the Operating Agreement relating to limited guarantees, agreements of accommodation to lenders, financial statements for lenders and contribution to the same extent as Member, and (f) understands that other provisions of the Operating Agreement may be dependent on actions of, conditions applicable to, or requirements expected of Physician Representative.

RECEIVED
2005 OCT 27 P 5:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

mfc MEDICAL FACILITIES CORPORATION

EXCHANGE AGREEMENT

June 21, 2005

TABLE OF CONTENTS

EXCHANGE AGREEMENT

THIS AGREEMENT made as of the 21st day of June, 2005.

BETWEEN:

MEDICAL FACILITIES CORPORATION, a corporation continued under the laws of the Province of British Columbia,

(the "**Issuer**"),

- and -

MEDICAL FACILITIES HOLDINGS (USA), LLC, a limited liability company formed under the laws of the State of Delaware,

(the "**Medical Facilities USA**"),

- and -

OSH SUBCO, LLC, a limited liability company existing under the laws of Oklahoma,

("**Subco**"),

RECITALS:

A. The Issuer intends to complete an Offering of IPSs to the public under the Prospectus;

B. The Issuer will apply the net proceeds that it receives from the Offering, indirectly through Medical Facilities USA, to purchase or subscribe for membership interests in the OSH Center;

C. Immediately following the completion of the Offering and the transactions contemplated in connection therewith, the Issuer will, indirectly through Medical Facilities USA, hold 51% of the outstanding Membership Units in the OSH Center and Subco will hold 49% of the outstanding Membership Units in the OSH Center;

D. Subco holds Membership Units in the OSH Center that are exchangeable by Subco into IPSs in accordance with the terms and conditions of this Agreement; and

E. Each Founding Subco holds partnership interests in its respective MFC Center that are exchangeable by it into IPSs in accordance with the terms and conditions of an exchange agreement (the "**Founders' Exchange Agreement**") dated March 29, 2004, as amended, between the Founding Subcos, the Issuer and Medical Facilities USA.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration (the receipt and

sufficiency of which are hereby acknowledged by each of the parties), the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement, the following terms have the following meanings:

1.1.1 "**Agreement**", "**hereto**", "**herein**", "**hereby**", "**hereunder**", "**hereof**", and similar expressions refer to this Agreement and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

1.1.2 "**Applicable Number of IPSs**" means the number of IPSs to be delivered to Subco upon the exchange, in accordance with and subject to the terms of this Agreement, of the Exchangeable Units as determined by multiplying the number of Membership Units to be exchanged pursuant to the Subco Exchange Notice by the Exchange Ratio;

1.1.3 "**Applicable Number of Membership Interests**" mean the number of membership interests of Medical Facilities USA equal to the Applicable Number of IPSs;

1.1.4 "**Business Day**" means any day except Saturdays, Sundays and statutory holidays in the State of Oklahoma or the Province of Ontario;

1.1.5 "**CDS**" means The Canadian Depository for Securities Limited and its successors;

1.1.6 "**CDS Participant**" means a broker, dealer, bank, other financial institution or other Person who, directly or indirectly, from time to time, effects book-based transfers with CDS and pledges of securities deposited with CDS;

1.1.7 "**Common Shares**" means the common shares in the capital of the Issuer, as such shares were constituted on the date of this Agreement or as subsequently consolidated or subdivided, or any other shares or securities resulting from a reclassification or change of such shares;

1.1.8 "**Exchange Date**" means the fifth Business Day after the public release of the Issuer's financial information for the immediately preceding fiscal quarter, in the case of the first, second and third fiscal quarters or year end, in the case of the fourth fiscal quarter, as the case may be;

1.1.9 "**Exchange Ratio**" means, with respect to Subco and subject to Section 3.1.2, the ratio of:

(a) the aggregate amount of cash distributed by the OSH Center to Subco during the 12 month period (ending on the last day of the most recently

completed fiscal quarter) (the "**LTM Period**"), multiplied by the Weighting Factor of the OSH Center and then divided by the weighted average number of ownership interests comprising membership interests in the OSH Center owned by Subco during such period; to

(b) the weighted (with each MFC Center's distributions multiplied by its Weighting Factor) aggregate amount of cash distributed to Medical Facilities USA by all MFC Centers in which Medical Facilities USA had an interest during the LTM Period divided by the Weighted Average Number of IPSs outstanding during such period.

Where fewer than 12 months have elapsed since the date of this Agreement such lesser number of elapsed months shall be substituted for 12 in the preceding two clauses (including, for greater certainty, in applying the concept of the LTM Period notwithstanding the definition of such term);

1.1.10 " **Exchangeable Units**" means the Membership Units in the OSH Center that are exchangeable by Subco into IPSs in accordance with the terms and conditions of this Agreement;

1.1.11 " **Exchanged Membership Units**" has the meaning given to that term in Section 2.3;

1.1.12 " **Founding Centers**" refers to, collectively, Black Hills Surgery Center, LLP, Dakota Plains Surgical Center, LLP and Sioux Falls Surgical Center, LLP, each a limited liability partnership formed under the laws of the State of South Dakota, and "**Founding Center**" refers to each of them individually;

1.1.13 " **Founding Subcos**" refers to, collectively, Black Hills Surgical, LLC, Dakota Plains Subco, LLC and Sioux Falls Sioux Falls Surgical Subco, LLC;

1.1.14 " **Founding Subcos Exchange Rights**" means the rights of the Founding Subcos to exchange the membership interests in the Founding Centers for IPSs, which rights were granted by Issuer pursuant to that certain Exchange Agreement dated March 29, 2004;

1.1.15 " **Immediate Family Member**" means one of the following Persons in relation to a physician licensed to practice in the United States: husband or wife; natural or adoptive parent, child, or sibling; stepparent, stepchild, stepbrother or stepsister; father-in-law, mother-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law; grandparent or grandchild; and spouse of a grandparent or grandchild.

1.1.16 " **IPSs**" means the income participating securities of the Issuer to be distributed under the Prospectus with each IPS representing (a) one Common Share, and (b) $5.90 aggregate principal amount of Subordinated Notes, and as adjusted from time to time;

1.1.17 " **Issuer**" refers to Medical Facilities Corporation, a corporation continued under the laws of the Province of British Columbia;

1.1.18 " **Issuer Subscription**" means the contribution by the Issuer pursuant to Section 2.8 of the Exchanged Membership Units held by it to Medical Facilities USA in exchange for the Applicable Number of Membership Interests as set out in Section 2.9;

1.1.19 " **Market Price**", for the purposes of subsection 1.1.49(b) in the context of an offering of IPSs, means the sum of (i) the public offering price under such offering, and (ii) if applicable, any "bought deal" or other underwriters' discount (but not including, for greater certainty, any discount in the form of underwriting commission);

1.1.20 " **Maximum Exchange Amount**" means, on an Exchange Date, an amount equal to 3% of the total number of IPSs outstanding on such date. The number of IPSs outstanding shall be determined as if (i) no separation of an IPS into a Common Share and Subordinated Notes had occurred at any time, and (ii) no IPS issued for cash was outstanding until the cash proceeds of its issuance were expended by the Issuer or its subsidiaries;

1.1.21 " **Maximum Exchangeable Units**" in respect of Subco means that number of Membership Units (as set out in Schedule "A") held by Subco in the OSH Center representing a 14% membership interest in the OSH Center as of the date of this Agreement, and that may be exchangeable for IPSs as contemplated herein;

1.1.22 " **Maximum Number of U.S. Persons**" has the meaning given to that term in Section 4.5.2;

1.1.23 " **Medical Facilities USA**" refers to Medical Facilities Holdings (USA), LLC, a limited liability company formed under the laws of the State of Delaware;

1.1.24 " **Membership Units**" means the membership units in the OSH Center;

1.1.25 " **MFC Centers**" means collectively, the Founding Centers and the OSH Center and "**MFC Center**" has a corresponding meaning;

1.1.26 " **MFC Subcos**" refers to, collectively Subco and the Founding Subcos;

1.1.27 " **Minimum Exchange Amount**" means, on an Exchange Date, an amount equal to 1.5% of the total number of IPSs outstanding on such date. The number of IPSs outstanding shall be determined as if (i) no separation of an IPS into a Common Share and Subordinated Notes had occurred at any time, and (ii) no IPS issued for cash was outstanding until the cash proceeds of its issuance were expended by the Issuer or its subsidiaries;

1.1.28 " **OSH Center**" means Oklahoma Spine Hospital, L.L.C., a limited liability company existing under the laws of Oklahoma;

1.1.29 " **Offer**" has the meaning given to that term in Section 3.1.2;

1.1.30 " **Offering**" means the offering of IPSs to the public under the Prospectus;

1.1.31 " **Offeror**" has the meaning given to that term in Section 3.1.2;

1.1.32 " **Person**" includes any individual, partnership, limited partnership, limited liability company, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator, or other legal personal regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

1.1.33 " **Prospectus**" means the final prospectus of the Issuer dated June 14, 2005 and filed with the securities regulatory authority in each province and territory of Canada;

1.1.34 " **Purchaser**" has the meaning given to that term in Section 3.1.1;

1.1.35 " **Regulation S**" has the meaning given to that term in Section 2.7;

1.1.36 " **Reorganization**" has the meaning given to that term in Section 2.4;

1.1.37 " **SEC**" means the U.S. Securities and Exchange Commission;

1.1.38 " **Securities Act**" means the *Securities Act* (Ontario), as it may be amended from time to time, and any successor legislation;

1.1.39 " **Securities Laws**" includes the Securities Act and any other similar legislation in any other province of Canada in which the Issuer is or becomes a reporting issuer;

1.1.40 " **Subco**" refers to OSH Subco, LLC;

1.1.41 " **Subco Exchange Notice**" has the meaning given to that term in Section 2.5;

1.1.42 " **Subco Exchange Right**" has the meaning given to that term in Section 2.1;

1.1.43 " **Subordinated Notes**" means the 12.5% subordinated notes issued by the Issuer pursuant to the Subordinated Note Indenture;

1.1.44 " **Subordinated Note Indenture**" means the Agreement between the Issuer, Medical Facilities USA and Trustee, dated March 29, 2004, as amended or supplemented, pursuant to which the Subordinated Notes are issued;

1.1.45 " **Transfer**" means any sale, transfer, assignment, pledge or other disposition (whether with or without consideration and whether voluntarily or involuntarily or by operation of law) of any security or any interest therein;

1.1.46 " **Trustee**" means Computershare Trust Company of Canada, as trustee under the Subordinated Note Indenture;

1.1.47 " **U.S. Person**" has the meaning given to that term in Section 2.5.4;

1.1.48 " **U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended;

1.1.49 " **Weighted Average Number of IPSs**", for the purposes of subsections 1.1.9(b) and 1.1.50(a), the weighted average number of IPSs outstanding during the relevant period excluding IPSs issued for purposes other than to fund acquisitions (for greater certainty, IPSs issued not only to fund the purchase price for an acquisition but those issued to fund the costs of the transaction itself will also be included within the weighted average number of IPSs calculation, but those issued for other purposes such as the creation of an expansion reserve will not), and determined for this purpose as if (i) no separation of an IPS into Common Shares and Subordinated Notes had occurred at any time, and (ii) no IPS issued for cash was outstanding until the cash proceeds of its issuance were expended by the Issuer or its subsidiaries; and

1.1.50 " **Weighting Factor**", which is fixed for each MFC Center upon its acquisition and does not vary, means, in respect of each Founding Center, 1, in respect of the OSH Center, a fraction:

(a) the numerator of which is the aggregate amount of weighted (with each Founding Center's distributions multiplied by its Weighting Factor) cash distributions by the Founding Centers to Medical Facilities USA during the 12 month period (ending on the last day of the last completed fiscal quarter of MFC, being March 31, 2005) (the "**Reference Period**") divided by the Weighted Average Number of IPSs outstanding during the Reference Period, and

(b) the denominator of which is (I) the purchased free cash flow of the OSH Center forming the basis of the purchase price for Medical Facilities USA's membership interest in the OSH Center (being US$6,461,904), divided by (II) the number of IPSs which are issued to fund the net purchase price of the OSH Center (being 4,046,440), which equals the quotient of the net purchase price paid (expressed in Canadian dollars) for the (initially) purchased interest in the OSH Center divided by the Market Price of the IPSs issued to fund the purchase price.

1.2 <u>Schedules</u>

The following schedule is attached to this Agreement:

Schedule "A" – Exchangeable Membership Units

Schedule "B" – Sample Calculation of "Applicable Number of IPSs"

1.3 **Headings**

The division of this Agreement into Articles and Sections and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles or Sections are to Articles or Sections of this Agreement.

1.4 **Gender and Number**

In this Agreement, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing persons shall have the meaning set out in Section 1.1.32.

1.5 **Day Not a Business Day**

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.6 **Accounting Principles**

Where the character or amount of any asset or liability or item of revenue or expense or amount of equity is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with U.S. generally accepted accounting principles or Canadian generally accepted accounting principles, as applicable.

1.7 **Currency**

Except where otherwise provided, all amounts in this Agreement are stated and shall be paid in lawful money of Canada.

ARTICLE 2
SUBCO EXCHANGE RIGHT

2.1 **Grant of the Exchange Right**

The Issuer hereby grants to Subco the right (the "**Subco Exchange Right**"), at any time and from time to time after December 21, 2005 and in accordance with Section 2.2, to require the Issuer to issue to Subco upon delivery of a Subco Exchange Notice in accordance with Section 2.5, the Applicable Number of IPSs in exchange for the Membership Units specified by Subco in the said Subco Exchange Notice. In any event, any exercise of this right prior to December 21, 2005 must be consented to in writing by BMO Nesbitt Burns Inc.

2.2 Limitation on Exchanges

2.2.1 The total aggregate number of Membership Units that Subco is permitted to exchange under the terms of this Agreement is equal to the Maximum Exchangeable Units.

2.2.2 Subject to Section 2.2.3, Exchanges of Membership Units pursuant to a Subco Exchange Notice will occur on the next Exchange Date.

2.2.3 The number of Membership Units exchanged for IPSs on an Exchange Date in respect of the previous fiscal quarter will be subject to the following thresholds applicable to Subco and the Founding Subcos, in the aggregate:

2.2.3.1 the Maximum Exchange Amount, and

2.2.3.2 the Minimum Exchange Amount.

The Minimum Exchange Amount will not apply to exchanges on a particular Exchange Date to the extent (i) Subco elects to bear and agrees to pay all the administrative and other costs associated with the exchange of Membership Units on that Exchange Date, or (ii) in the case of more than one of the MFC Subcos delivering a Subco Exchange Notice, the MFC Subcos have agreed to pay all the administrative and other costs associated therewith either on a *pro rata* basis or by an agreed allocation among the said MFC Subcos. For greater certainty, administrative and other costs associated with the exchange of Membership Units do not include the Issuer's and Medical Facilities USA's costs associated with meeting their obligations in Section 4.3 of this Agreement but does include, without limitation, the engagement of any valuator to provide an opinion that the Subordinated Notes to be issued in connection with such Subco Exchange Notice(s) will be treated as debt for tax purposes.

2.2.4 The Issuer is not liable for any change in the trading price of the IPSs after the date of this Agreement and for greater certainty, if the exchange of Membership Units for IPSs is deferred as a result of the applicability of the Maximum Exchange Amount or Minimum Exchange Amount, as the case may be, the Issuer is not liable for any change of the trading price of the IPSs as result of such deferment.

2.2.5 If, on or prior to an Exchange Date, more than one MFC Subco has delivered a Subco Exchange Notice to the Issuer and the number of Membership Units (or partnership units in the case of the Founding Subcos) specified in such notices collectively exceed the Maximum Exchange Amount, the Maximum Exchange Amount shall be allocated among the applicable MFC Subcos on a pro rata basis determined on the basis of the number of IPSs that would but for the Maximum Exchange Amount be issued to each MFC Subco. Any Membership Units not exchanged as a result of the limitation of the Maximum Exchange Amount shall be exchanged on the next Exchange Date (the next fiscal quarter), subject to the restrictions in this Agreement.

2.2.6 The Subco Exchange Right may not be exercised in respect of any Membership Interests if such exchange would cause a default under the Subordinated Note Indenture.

2.3 The Subco Exchange

Subject to Section 2.2, on the applicable Exchange Date with respect to any valid Subco Exchange Notice delivered to the Issuer, the Issuer shall deliver to Subco the Applicable Number of IPSs in exchange for the Membership Units elected to be exchanged (the "**Exchanged Membership Units**"), and Subco shall execute and deliver such documents as may be necessary to effect the transfer of such Exchanged Membership Units, as set forth in Section 2.5.

The attached Schedule "B" provides a sample calculation of the Applicable Number of IPSs issuable pursuant to a Subco Exchange Notice.

2.4 Adjustment to Applicable Number of IPSs

In the event that there is a change in the number of IPSs, determined on a pre-separation basis, including a change in the number of underlying Common Shares or Subordinated Notes outstanding from time to time as a result of a subdivision, stock dividend or consolidation, or, in the case of the Subordinated Notes, a repurchase (either of them, a "**Reorganization**"), the Applicable Number of IPSs shall be adjusted to be the number of IPSs that would be held by Subco immediately following the Reorganization if it had exercised the Subco Exchange Right immediately before the Reorganization.

2.5 Exercise Procedure

To exercise the Subco Exchange Right, Subco must deliver to the Issuer, in person, by mail or by facsimile, at its principal office in or at any other places in Canada as the Issuer may from time to time designate by written notice to Subco, written notice of exercise (the "**Subco Exchange Notice**") which shall state that:

2.5.1 Subco is exercising the Subco Exchange Right so as to require the Issuer to exchange the Membership Units specified in the Subco Exchange Notice for the Applicable Number of IPSs, on the next Exchange Date;

2.5.2 as of the Exchange Date, Subco will have good title to and will own all Membership Units specified in the Subco Exchange Notice that are to be acquired by the Issuer, free and clear of all liens, charges, adverse claims and encumbrances;

2.5.3 Subco is aware that the IPSs have not been and will not be registered under the U.S. Securities Act and that the IPSs may not be offered or sold in the United States without registration under the U.S. Securities Act and applicable state securities laws or in compliance with requirements of an exemption from such registration;

2.5.4 if Subco is a "**U.S. Person**" (as that term is defined in Rule 902(k) of Regulation S promulgated under the U.S. Securities Act, which definition includes, but is not limited to, an individual resident in the United States, an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person and any partnership or corporation organized or incorporated under the laws of the United States), the sale of the IPSs to Subco is otherwise exempt from registration under the U.S. Securities Act and all applicable United States state securities laws;

2.5.5 Subco will not (i) offer or sell the IPSs in violation of any applicable federal or state securities laws of the United States; or (ii) resell the IPSs delivered on exercise of the Subco Exchange Right except in accordance with the Securities Laws and the applicable rules of the Toronto Stock Exchange; and

2.5.6 Subco directs the Issuer to deliver particulars and other details necessary to record through CDS or a CDS Participant Subco's interest in the IPSs deliverable on exercise of the Subco Exchange Right, such account particulars or details to be specified by Subco in the Subco Exchange Notice.

On or prior to the date specified in the Subco Exchange Notice, Subco shall deliver to the Issuer any other documents and instruments as may be required to effect a transfer of Membership Units under the operating agreement of the OSH Center and under applicable Securities Laws or by any securities exchange on which the IPSs are listed or posted for trading.

2.6 Delivery of IPSs

On the Exchange Date set forth in any Subco Exchange Notice, the Issuer will deliver or cause to be delivered, through the book-based system administered by CDS, to and for the account of Subco, the number of IPSs deliverable pursuant hereto upon receipt of all required documents and instruments of transfer as provided in Section 2.5.

2.7 IPS Legend

IPSs issued under this Agreement and delivered pursuant to Section 2.6 shall contain a securities legend in the following form:

> THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF MEDICAL FACILITIES CORPORATION THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO MEDICAL FACILITIES CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S ("**REGULATION S**") UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE SECURITIES ACT, OR (2) RULE 144 UNDER THE SECURITIES ACT AND

IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO MEDICAL FACILITIES CORPORATION MUST FIRST BE PROVIDED.

IF MEDICAL FACILITIES CORPORATION IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM **COMPUTERSHARE INVESTOR SERVICES INC.** UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO **COMPUTERSHARE INVESTOR SERVICES INC.** AND MEDICAL FACILITIES CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

2.8 Withdrawal of Exercise

At any time prior to the applicable Exchange Date, Subco shall be entitled to withdraw a Subco Exchange Notice delivered to the Issuer.

2.9 Issuer Subscription

Immediately after the completion of an exchange of Membership Units pursuant to a Subco Exchange Notice and the issuance of the Applicable Number of IPSs by the Issuer to Subco, the Issuer will contribute all of the Exchanged Membership Units held by it to Medical Facilities USA in exchange for the Applicable Number of membership interests of Medical Facilities USA.

2.10 Effect of Exercise

If the Subco Exchange Right has been exercised by 9:00 a.m. (Toronto time) on the Exchange Date:

2.10.1 the closing of the exchange contemplated by the Subco Exchange Right and the Issuer Subscription will be deemed to have occurred;

2.10.2 Subco will be deemed to have transferred to the Issuer all of its right, title and interest in and to the Membership Units comprising the Exchanged Membership Units, Subco will cease to be a holder of the Membership Units comprising the Exchanged Membership Units and will not be entitled to exercise any of the rights in respect of the Membership Units comprising the Exchanged Membership Units, other than the right to receive the Applicable Number of IPSs deliverable hereunder in exchange therefor;

2.10.3 the Issuer will be considered and deemed for all purposes to be the holder of the Membership Units comprising the Exchanged Membership Units delivered to it pursuant to the Subco Exchange Right;

2.10.4 the Issuer will be deemed to have issued to Subco the Applicable Number of IPSs;

2.10.5 Subco will be considered and deemed for all purposes to be the beneficial holder of the IPSs delivered to it pursuant to the Subco Exchange Right;

2.10.6 the Issuer will be deemed to have contributed the Exchanged Membership Units to Medical Facilities USA for the Applicable Number of membership interests of Medical Facilities USA and will be considered and deemed for all purposes to be the holder of the Applicable Number of Membership Interests delivered to it pursuant to the Issuer Subscription;

2.10.7 Medical Facilities USA will be deemed to have issued to the Issuer pursuant to the Issuer Subscription the Applicable Number of membership interests of Medical Facilities USA; and

2.10.8 Medical Facilities USA will be considered and deemed for all purposes to be the holder of the Exchanged Membership Units delivered to it by the Issuer pursuant to the Subco Exchange Right and Issuer Subscription.

2.11 <u>Validity of Securities</u>

2.11.1 Subco hereby represents and warrants that it is and, upon an exchange thereof under Section 2.9 will be, the registered and beneficial owner of the Membership Units subject to the Subco Exchange Notice, free and clear of all liens, charges, adverse claims and encumbrances, as of the Exchange Date.

2.11.2 The Issuer hereby represents, warrants and covenants that (i) the IPSs to be issued to Subco on exercise of the Subco Exchange Right will be duly authorized and validly issued, free and clear of all liens, charges, adverse claims and encumbrances, (ii) the Common Shares underlying the IPSs to be issued to Subco on exercise of the Subco Exchange Right will be duly authorized and validly issued and non-assessable, free and clear of all liens, charges, adverse claims and encumbrances, and (iii) the Subordinated Notes underlying the IPSs to be issued to Subco on exercise of the Subco Exchange Right will be duly authorized and validly issued, free and clear of all liens, charges, adverse claims and encumbrances, each as of the Exchange Date.

2.11.3 Medical Facilities USA hereby represents, warrants and covenants that the Applicable Number of Membership Interests to be issued to the Issuer on exercise of the Issuer Subscription will be duly authorized and validly issued and non-assessable, free and clear of all liens, charges, adverse claims and encumbrances.

ARTICLE 3
TAG-ALONG RIGHTS

3.1 Tag-Along

3.1.1 In the event that a Person offers to purchase (the "**Purchaser**") more than 20% of the issued and outstanding membership interests in Medical Facilities USA held by the Issuer pursuant to an agreement with the Issuer, or 20% of the outstanding Common Shares (directly or through purchasing IPSs) pursuant to a non-exempt take-over bid under Securities Laws or the U.S. Securities Act in respect of which the Issuer proposes to enter into a support agreement with such Purchaser, then it will be a condition of any such agreement or support agreement that the Purchaser will offer to purchase a pro rata portion of the Exchangeable Units held by Subco, on the same terms and subject to the same conditions as are applicable to the purchase of the membership interests of Medical Facilities USA held by the Issuer or the Common Shares of the Issuer. The Exchange Ratio will be used to determine the value attributed under such offer for the pro rata portion of the Exchangeable Units to be purchased pursuant to such offer.

3.1.2 If an unsolicited non-exempt take-over bid (the "**Offer**") under Securities Laws or the U.S. Securities Act is made for the IPSs (or the underlying Common Shares) from a Person acting at arm's length to the MFC Subcos (the "**Offeror**") and a contemporaneous Offer on the same terms and conditions is not made for the Exchangeable Units held by the MFC Subcos, then provided not less than 20% of the IPSs (or Common Shares), other than IPSs held at the date of the Offer by or on behalf of the Offeror, or Persons acting jointly or in concert with or associates or affiliates (as those terms are defined under Securities Laws) of the Offeror, are taken-up and paid for pursuant to the Offer, from and after the date of first take-up under the Offer, the Exchangeable Units will be exchangeable at the Exchange Ratio multiplied by 110%.

3.1.3 Sections 3.1.1 and 3.1.2 shall not apply to a sale or transfer by the Trustee of any or all of the membership interests in Medical Facilities USA pursuant to enforcement and realization of the pledge of and security interest in such membership interests held by the Trustee as security for the Issuer's obligations under the Subordinated Note Indenture.

ARTICLE 4
OTHER CONDITIONS AND COVENANTS

4.1 Regulatory Compliance

Subco covenants and agrees that the IPSs acquired on exchange of Membership Units pursuant to this Agreement will be issued to a trustee, in trust for Subco, to be immediately sold by such trustee on behalf of Subco, unless Subco receives prior written approval from Medical Facilities USA, or provides an opinion of legal counsel reasonably satisfactory to Medical Facilities USA that the retention of the IPSs by Subco, or the transfer of the IPSs by

Subco to any of its members, would not adversely in any manner affect the regulatory status of the OSH Center or its compliance with applicable health care laws.

4.2 Co-operation of Parties

At the request of any of the Issuer, Medical Facilities USA or Subco, any party hereto shall execute all such documents and do all such acts and things as may be reasonably required in connection with this Agreement, including in connection with any transfer of Membership Units pursuant to the exercise of the Subco Exchange Right.

4.3 Securities Law Compliance

Each of the Issuer and Medical Facilities USA severally covenants and agrees that it shall make such filings, obtain such approvals, registrations and qualifications and take such other steps as may be necessary in order that the distribution of the IPSs issuable hereunder to Subco on exercise of the Subco Exchange Right and the subsequent disposition of any of such IPSs by Subco will not be subject to the prospectus qualification requirements of the Securities Laws; provided, however, that neither the Issuer nor Medical Facilities USA shall be required to obtain any such approvals, registrations or qualifications to waive or abridge any "seasoning period" or "restricted period" applicable to its securities pursuant to Multilateral Instrument 45-102 of the Canadian securities regulatory authorities (or equivalent provisions applicable in the Province of Quebec), including any resale restrictions applicable to a "control distribution" as defined herein, and provided further that the obligations of the Issuer and Medical Facilities USA hereunder shall be subject to the receipt from Subco to whom any IPSs are delivered of such representations, covenants, agreements and undertakings, including as to future dealings in such securities, as the Issuer or its counsel reasonably determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

Each of the Issuer and Medical Facilities USA covenants and agrees that it has not conducted a public offering of any of its securities in the United States and, during the term of this Agreement, will not conduct such a public offering unless the Issuer takes all steps necessary and agrees to register under all applicable U.S. laws all IPSs issued to Subco pursuant to this Agreement.

4.4 Stock Exchange Listing

The Issuer covenants and agrees that it shall make such filings and take such other reasonable steps as may be necessary in order:

4.4.1 that the IPSs issuable hereunder shall be approved for listing and posted for trading on the Toronto Stock Exchange or any stock exchange or automated quotation system on which the IPSs are then listed from the date of issuance thereof; and

4.4.2 for a period of one year from the date hereof, to preserve the listing on the Toronto Stock Exchange of all outstanding IPSs, provided that for greater certainty the Issuer shall not be prohibited from repurchasing and cancelling its IPSs.

4.5 Limitations of Ownership by U.S. Licensed Physicians and U.S. Persons

The parties acknowledge and agree that the exercise of the Subco Exchange Right is subject to the restrictions in the articles of incorporation of the Issuer and as described in the Prospectus, including the limitations that:

4.5.1 at no time may an IPS, including the underlying Common Shares and Subordinated Notes represented thereby, be purchased by, transferred to or beneficially held by a physician licensed to practice in the United States or any Immediate Family Member of such licensed physician; and

4.5.2 at no time may more than 100 U.S. Persons (using the principles for counting set forth in Section 3(c)(l) of the *U.S. Investment Company Act of 1940*, as amended (the "**1940 Act**")) be the beneficial owners of IPSs, including the underlying Common Shares and Subordinated Notes represented thereby, (the "**Maximum Number of U.S. Persons**").

The Issuer may require declarations as to the jurisdictions in which beneficial owners of IPSs and Subco (and members of Subco or other Persons to which the IPSs are proposed to be transferred) are resident. If the Issuer becomes aware that (i) an IPS, including the underlying Common Shares and Subordinated Notes represented by the IPSs, has been or will be purchased by, transferred to or beneficially held by a physician licensed to practice in the United States or any Immediate Family Member of such licensed physician, or (ii) more than the Maximum Number of U.S. Persons are, or may be, the beneficial owners of IPSs, including the underlying Common Shares and Subordinated Notes represented by the IPS, or that such a situation is imminent, the Issuer will give Subco notice thereof and the Issuer shall not be required to give effect to the Subco Exchange Right as provided herein until such time as the Issuer, in its sole discretion, has determined that the exercise of such rights would not result in the contravention of the limitations referenced above. Any purported exercise of the Subco Exchange Right that is not effected as a result of these limitations may be withdrawn by Subco, provided that any such exercise(s) that are not so withdrawn will at the request of Subco exercising the Subco Exchange Right be effected by the Issuer, in the order in which they were initially received, as soon as practicable following the time at which the Issuer determines that such exercise(s) are permitted as aforesaid.

4.6 Exceptions to Limitations of Ownership by U.S. Licensed Physicians and U.S. Persons

Notwithstanding the foregoing:

4.6.1 Section 4.5 will not apply if the IPSs acquired upon exchange of the Membership Units are issued directly to a trustee, in trust for Subco, to be immediately sold by such trustee pursuant to Section 4.1, provided that the Issuer receives a legal opinion from a U.S. nationally recognized law firm confirming that such issue and sale will not violate any applicable laws;

4.6.2 Section 4.5.1 will not apply in the event that the Issuer receives a legal opinion from a U.S. nationally recognized law firm stating that the currently existing

legislation, or applicable provision thereof, which restricts ownership by U.S. licensed physicians of the OSH Center is now ineffective or inapplicable to the transactions contemplated by the issuing of the IPSs to the OSH Center pursuant to this Agreement; and

4.6.3 The limitation on ownership by U.S. Persons provided for in Section 4.5.2 will not apply in the event that the Issuer receives a legal opinion from a U.S. nationally recognized law firm or an SEC exemptive order stating that the Issuer would not be considered an Investment Company within the meaning of the 1940 Act even if the Issuer did not follow the requirements of this Section 4.5.

4.7 Withholding Rights

The Issuer or Medical Facilities USA will be entitled to deduct and withhold from any consideration otherwise payable under this Agreement to any holder of Membership Units any amounts as the Issuer or Medical Facilities USA may from time to time be required to deduct and withhold with respect to that payment under the *Income Tax Act* (Canada), the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law, in each case as amended, or succeeded. To the extent that amounts are so withheld, the withheld amounts will be treated for all purposes as having been paid to the holder of the Membership Units in respect of which the deduction and withholding was made, provided that the withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amounts so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, the Issuer and Medical Facilities USA are hereby authorized to sell or otherwise dispose of any portion of the consideration as is necessary to provide sufficient funds to the Issuer or Medical Facilities USA to enable it to comply with the deduction or withholding requirements and the Issuer and Medical Facilities USA will notify the holder and remit to the holder any unapplied balance of the net proceeds of the sale.

4.8 Subordinated Note Indenture

The Issuer represents and warrants that if (i) the Founding Centers borrowed the maximum amount permitted under the Credit Facilities (as the term is defined in the Subordinated Note Indenture); and (ii) the Founding Subcos Exchange Right and the Subco Exchange Right were exercised in full on the date hereof satisfaction of that exercise would not violate the terms of the Subordinated Note Indenture. The Issuer covenants and agrees to use its commercially reasonable best efforts to obtain any necessary approvals to amend the Subordinated Note Indenture by not later than the time of the Issuer's next securityholder meeting, to expressly provide that (i) the term "Exchange Interests" as used in the Subordinated Note Indenture includes the Exchangeable Units, and (ii) the term "Credit Facilities" as used in the Subordinated Note Indenture includes the credit facility arranged by the OSH Center with Stillwater National Bank and Trust Company in the aggregate amount of US$5,000,000.

4.9 Copies of Issuer Information

The Issuer will deliver to Subco copies of all proxy materials, information statements, reports (including without limitation, all interim and annual financial statements) and

other written communications that, in each case, are to be distributed from time to time to holders of IPSs at the same time as those materials are first sent to holders of Membership Units.

ARTICLE 5
TERMINATION

5.1 Term

This Agreement shall come into force and effect as of the date set out on the first page of this Agreement and, except as provided below, shall continue in force until the earlier of:

5.1.1 90 days following the date on which the Issuer holds, directly or indirectly, all of the outstanding Membership Units;

5.1.2 the date on which Subco has exchanged its Maximum Exchangeable Units under this Agreement, provided that Subco shall, as at that time, have complied fully with all requirements and agreements herein, including without limitation, Article 4; or

5.1.3 the date on which this Agreement is terminated by written agreement of all the Persons who, at the time this Agreement is terminated, are the registered holders of all the outstanding Membership Units.

ARTICLE 6
GENERAL

6.1 Amendments, Modifications, etc.

This Agreement may not be amended or modified except by an agreement in writing executed by the Issuer, Medical Facilities USA and Subco. No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

6.2 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement are not affected in any manner or materially adverse to any party. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties to this Agreement will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

6.3 Enurement

This Agreement will be binding upon and enure to the benefit of the parties to this Agreement and their respective successors and permitted assigns from time to time.

6.4 Assignment

This Agreement may not be assigned by Medical Facilities USA, the Issuer or Subco without the written consent of each of the other parties hereto.

6.5 Limited Liability of Directors

Neither the directors of the Issuer (whether past, present or future) nor the shareholders of the Issuer shall have personal liability or obligations in respect of this Agreement.

6.6 Notices

All notices and other communications to the Issuer, Medical Facilities USA and Subco under this Agreement shall be in writing and shall be deemed to have been given if delivered personally or by mail or by confirmed facsimile to the parties at the following addresses (or at any other address for a party as is specified in like notice):

(a) if to the Issuer:

Medical Facilities Corporation
c/o Goodmans LLP
250 Yonge Street
Toronto, Ontario M5B 2M6

Attention of: Chief Financial Officer
Facsimile: 416-979-1234

with a copy to:

c/o Goodmans LLP
250 Yonge Street
Toronto, Ontario M5B 2M6

Attention of: Neill May
Facsimile: 416-979-1234

(b) if to Medical Facilities USA:

Medical Facilities Holdings (USA), LLC
11603 East Wethersfield Road
Scottsdale, Arizona
85259-2623
U.S.A.

Attention of: Chief Financial Officer
Facsimile: (408) 603-3472

(c) if to Subco:

OSH Subco, LLC
c/o Oklahoma Spine Hospital, L.L.C.
4120 W. Memorial Road, Suite 300
Oklahoma City, Oklahoma
73120 United States of America

Attention of: Kevin Blaylock
Facsimile: (405) 749-1671

with a copy to:

McAfee & Taft
10th Floor, Two Leadership Square
211 North Robinson
Oklahoma City, Oklahoma73102-7103
United States of America

Attention of: Michael E. Joseph
Facsimile: (405) 235-0439

Any notice given as aforesaid shall be deemed to have been given at the time delivered or faxed (provided complete transmission is confirmed) if delivered or faxed to the recipient on a Business Day (in the city in which the addressee is located) and before 4:30 p.m. (local time in the city in which the addressee is located) on such Business Day, and otherwise shall be deemed to be given at 9:00 a.m. (local time in the city in which the addressee is located) on the next following Business Day (in the city in which the addressee is located). Any party may change its address for notice by notice to the other parties hereto given in the manner herein provided.

6.7 Non-Merger

Except as otherwise expressly provided in this Agreement, the covenants, representations and warranties shall not merge on and shall survive the exchanges contemplated by this Agreement and, notwithstanding such exchanges and any investigation made by or on behalf of any party, shall continue in full force and effect. The exchanges shall not prejudice any right of one party against any other party in respect of anything done or omitted under this Agreement or in respect of any right to damages or other remedies.

6.8 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

6.9 Time of Essence

Time is of the essence of this Agreement.

6.10 Entire Agreement

This Agreement hereby constitutes the entire agreement between the parties pertaining to the subject matter hereof. There are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement or as otherwise set out in writing and delivered at the Exchange Date. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made by any party hereto or its directors, officers, employees or agents, to any other party hereto or its directors, officers, employees or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement. Accordingly, there shall be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent aforesaid.

6.11 Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original or faxed form and the parties adopt any signatures received by a receiving fax machine as original signatures of the parties; provided, however, that any party providing its signature in such manner shall promptly forward to the other parties an original of the signed copy of this Agreement which was so faxed.

6.12 Further Assurances

Each of the parties hereto shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and shall use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first written above.

MEDICAL FACILITIES CORPORATION

Per: *(signed) "Seymour Temkin"*
Authorized Signatory

Per: *(signed) "Michael Salter"*
Authorized Signatory

OSH SUBCO, LLC

Per: *(signed) "Kevin Blaylock"*
Authorized Signatory

MEDICAL FACILITIES HOLDINGS (USA), LLC

Per: *(signed) "Seymour Temkin"*
Authorized Signatory

Per: *(signed) "Kevin Blaylock"*
Authorized Signatory

SCHEDULE "A"

EXCHANGEABLE MEMBERSHIP UNITS

	Membership Units of Subco held as of June 21, 2005	Maximum Exchangeable Units (14% of total outstanding Membership Units
OSH Subco, LLC	51.75	14.7857

SCHEDULE "B"

SAMPLE CALCULATION OF "APPLICABLE NUMBER OF IPSs"

FOR DISCUSSION PURPOSES ONLY

The IPS units to be received by an MFC Center's Subco in exchange for all (or portion) of its exchangeable interest is determined by applying the result of the exchange formula (calculated at the time of the proposed exchange) to the ownership units of the Exchanging Center being exchanged.

For the purposes of the exchange, a SubCo shall receive that amount of IPS Units for his, her or its Membership Interest based upon the following exchange ratio of:

(A)
the aggregate amount of cash distributed by the MFC Exchanging Center to its SubCo during the 12 month period preceding the last day of the most recently completed fiscal quarter (the "LTM Period"), multiplied by the weighting factor (as defined below) and then divided by the weighted average number of ownership interests comprising Membership Interest in the Exchanging Surgical Center owned by its SubCo during the LTM period;

DIVIDED by

(B)
the weighted aggregate amount of cash distributed to MFC USA by all Centers in which it had an interest during the LTM period divided by the weighted average number of IPSs outstanding during such period.

Weighting Factor

For any Center (other than the Founding Centers for which weighting factor is fixed at 1) the weighting factor is fixed upon its acquisition and does not vary and is a fraction of:

(A)
(I) aggregate amount of weighted cash distribution to MFC USA by all Centers (other than the Center being acquired) in which MFC USA had an interest during the 12 month period (ending on the last day of the last completed fiscal quarter prior to the acquisition of the given center) (the "Reference Period");
(II) **divided** by the weighted average number of MFC IPS outstanding during the Reference Period.

DIVIDED by

(B)
(I) the free cash flow of the Center being acquired during the reference period;
(II) **divided** by the number of IPS which are issued to fund the net purchase price of the Center, which equals to the quotient of the net purchase price paid (expressed in Canadian dollars) for the (initially) purchase interest in the Surgical Center divided by the Market Price (as defined in the exchange agreement) of the IPSs issued to fund the purchase price.

FOR DISCUSSION PURPOSES ONLY

EXCHANGE FORMULA (OSH Post Project Green Closing)

This example of the exchange formula illustrates the exchange of the 14% interest in the the Oklahoma Spine Hospital ("OSH") for IPS units of the MFC.
Calculations below are for illustration and discussion purposes only and will change when actual exchange ratio is calculated.

A The aggregate amount of cash distributed by the OSH Center to its SubCo during the 12 month period (ending on the last day of the most recently completed fiscal quarter) (representing 49% of the distributions from OSH).	US$	6,212,769	See Tab 'OSH FCF and Distributions' (assuming all cash available is distributed)
multiplied by the Weighting Factor		0.6294	See tab 'Illustration Weighting Factor'
And then divided by the weighted average number of ownership interests comprising membership interest in the OSH Center owned by SubCo during such period (at 49%)		51.74	105.6 units x 0.49
		75,569	
DIVIDED by			
B The weighted aggregate amount of cash distributed to MFC USA by all MFC Centers in which Medical Facilities had an interest during LTM period (12 month period ending the last day of the most recently completed fiscal quarter) multiplied by the weighting factor for each of the centers (refer to the tab 'Illustration Weighting Factor').	US$	20,660,374	Distributions by the founding MFC Centers (see tab 'MFC distributions')
	US$	6,466,352	Distributions to 51% interest in OSH Center (assuming all cash available is distributed)
		0.6294	Weighting factor for OSH Center see tab 'Illustration Weighting Factor')
	US$	4,069,831	
	US$	24,730,206	
divided by the weighted average number of IPS outstanding during such period.		27,593,212	(1)
		0.89624	
NUMBER OF MFC IPS UNITS TO BE ISSUED FOR EACH UNIT OF OSH		**84,317.33**	

Total number of units in OSH	105.6
% interest to exchange	14.0%
Total number of OSH units to exchange	14.784
Total number of IPS units to receive	**1,246,547**

Total shares for 14% for all centers
7,574,608

(1)

Original number of MFC IPS units	22,173,212
Additional number of units issued	5,420,000
Total number of units issued post closing	27,593,212

Assumptions used in the illustration formula:

Percentage of distributions is based on the actual cash distributions during the 12 month period ending on the last day of the most recently completed quarter period to the date of exchange.

Cash distributions for OSH are assumed to be equal to the free cash flow available for distribution in 2004 (See Tab 'OSH FCF and Distributions')

Actual cash distributions from three original MFC centers for the period from April 1, 2004 to March 31, 2005 are used for illustration purposes only and are supposed to represent the same period as OSH, namely January 1, 2004 to December 31, 2004. For the calculation of actual exchange rate the period is expected to commence on June 1, 2005.

The assumption for calculation of the issue price of the IPS units used to fund the purchase of the interest in the OSH, as well as US$/C$ exchange rate at the moment are used for illustration purposes only and could differ from actual prices and exchange rate.

FOR DISCUSSION PURPOSES ONLY

EXCHANGE FORMULA (BHSC Post Project Green Closing)

This example of the exchange formula illustrates the exchange of the 14% interest in the the Black Hills Surgical Center ("BHSC") for IPS units of the MFC.
Calculations below are for illustration and discussion purposes only and will change when actual exchange ratio is calculated.

A The aggregate amount of cash distributed by the BHSC Center to its SubCo during the 12 month period (ending on the last day of the most recently completed fiscal quarter) (representing 49% of the distributions from BHSC).	US$	9,618,913	'see tab 'MFC distributions'
multiplied by the Weighting Factor (fixed at 1 for all Founding Centers)		1.0000	See tab 'Illustration Weighting Factor'
And then divided by the weighted average number of ownership interests comprising membership interest in the BHSC Center owned by SubCo during such period (at 49%)		15,337.98	49% of 31,302
		627	
DIVIDED by			
B The weighted aggregate amount of cash distributed to MFC USA by all MFC Centers in which Medical Facilities had an interest during LTM period (12 month period ending the last day of the most recently completed fiscal quarter) multiplied by the weighting factor for each of the centers (refer to the tab 'Illustration Weighting Factor').	US$	20,660,374	Distributions by the founding MFC Centers (see tab 'MFC distributions')
	US$	6,466,352	Distributions to 51% interest in OSH Center (assuming all cash available is distributed)
		0.6294	Weighting factor for OSH Center see tab 'Illustration Weighting Factor')
	US$	4,069,831	
	US$	24,730,206	
divided by the weighted average number of IPS outstanding during such period.		27,593,212	(1)
		0.89624	
NUMBER OF MFC IPS UNITS TO BE ISSUED FOR EACH UNIT OF BHSC		699.73	

Total number of units in BHSC	31,302
% interest to exchange	14.0%
Total number of BHSC units to exchange	4,382
Total number of IPS units to receive	3,066,426

Total number of units to issue for all 3 centers: 8,328,061

(1)

Original number of MFC IPS units	22,173,212
Additional number of units issued	5,420,000
Total number of units issued post closing	27,593,212

Assumptions used in the illustration formula:

Percentage of distributions is based on the actual cash distributions during the 12 month period ending on the last day of the most recently completed quarter period to the date of exchange.

Cash distributions for OSH are assumed to be equal to the free cash flow available for distribution in 2004 (See Tab 'OSH FCF and Distributions')

Actual cash distributions from three original MFC centers for the period from April 1, 2004 to March 31, 2005 are used for illustration purposes only and are supposed to represent the same period as OSH, namely January 1, 2004 to December 31, 2004. For the calculation of actual exchange rate the period is expected to commence on June 1, 2005.

The assumption for calculation of the issue price of the IPS units used to fund the purchase of the interest in the OSH, as well as US$/C$ exchange rate at the moment are used for illustration purposes only and could differ from actual prices and exchange rate.

FOR DISCUSSION PURPOSES ONLY

EXCHANGE FORMULA (SFSC Post Project Green Closing)

This example of the exchange formula illustrates the exchange of the 14% interest in the the Sioux Falls Surgical Center ("SFSC") for IPS units of the MFC.
Calculations below are for illustration and discussion purposes only and will change when actual exchange ratio is calculated.

A
The aggregate amount of cash distributed by the SFSC Center to its SubCo during the 12 month period (ending on the last day of the most recently completed fiscal quarter) (representing 49% of the distributions from SFSC). US$ 8,519,216 'see tab 'MFC distributions'

multiplied by the Weighting Factor (fixed at 1 for all Founding Centers) 1.0000 See tab 'Illustration Weighting Factor'

And then divided by the weighted average number of ownership interests comprising membership interest in the SFSC Center owned by SubCo during such period (at 49%) 1,325.94 49% of 2,706 (see below)

6,425

DIVIDED by

B
The weighted aggregate amount of cash distributed to MFC USA by all MFC Centers in which Medical Facilities had an interest during LTM period (12 month period ending the last day of the most recently completed fiscal quarter) multiplied by the weighting factor for each of the centers (refer to the tab 'Illustration Weighting Factor').

US$	20,660,374	Distributions by the founding MFC Centers (see tab 'MFC distributions')
US$	6,466,352	Distributions to 51% interest in OSH Center (assuming all cash available is distributed)
	0.6294	Weighting factor for OSH Center see tab 'Illustration Weighting Factor'
US$	4,069,831	
US$	24,730,206	

divided by the weighted average number of IPS outstanding during such period. 27,593,212 (1)

0.89624

NUMBER OF MFC IPS UNITS TO BE ISSUED FOR EACH UNIT OF SFSC US$ 7,168.86

Total number of units in SFSC	2,706
% Interest to exchange	14.0%
Total number of SFSC units to exchange	379
Total number of IPS units to receive	**2,715,852**

(1)

Original number of MFC IPS units	22,173,212
Additional number of units issued	5,420,000
Total number of units issued post closing	27,593,212

Assumptions used in the illustration formula:

Percentage of distributions is based on the actual cash distributions during the 12 month period ending on the last day of the most recently completed quarter period to the date of exchange.

Cash distributions for OSH are assumed to be equal to the free cash flow available for distribution in 2004 (See Tab 'OSH FCF and Distributions')

Actual cash distributions from three original MFC centers for the period from April 1, 2004 to March 31, 2005 are used for illustration purposes only and are supposed to represent the same period as OSH, namely January 1, 2004 to December 31, 2004. For the calculation of actual exchange rate the period is expected to commence on June 1, 2005.

The assumption for calculation of the issue price of the IPS units used to fund the purchase of the interest in the OSH, as well as US$/C$ exchange rate at the moment are used for illustration purposes only and could differ from actual prices and exchange rate.

FOR DISCUSSION PURPOSES ONLY

EXCHANGE FORMULA (DPSC Post Project Green Closing)

The example of the exchange formula illustrates the exchange of the 14% interest in the the Dakota Plains Surgical Center ("DPSC") for IPS units of the MFC.
Calculations below are for illustration and discussion purposes only and will change when actual exchange ratio is calculated.

A

The aggregate amount of cash distributed by the DPSC Center to its SubCo during the 12 month period (ending on the last day of the most recently completed fiscal quarter) (representing 49% of the distributions from DPSC).	US$	1,712,038	'see tab 'MFC distributions'
multiplied by the Weighting Factor (fixed at 1 for all Founding Centers)		1.0000	See tab 'Illustration Weighting Factor'
And then divided by the weighted average number of ownership interests comprising membership interest in the DPSC Center owned by SubCo during such period (at 49%)		169.05	49% of 345 (see below)
		10,127	

DIVIDED by

B

The weighted aggregate amount of cash distributed to MFC USA by all MFC Centers in which Medical Facilities had an interest during LTM period (12 month period ending the last day of the most recently completed fiscal quarter) multiplied by the weighting factor for each of the centers (refer to the tab 'Illustration Weighting Factor').	US$	20,660,374	Distributions by the founding MFC Centers (see tab 'MFC distributions')
	US$	6,466,352	Distributions to 51% interest in OSH Center (assuming all cash available is distributed)
		0.6294	Weighting factor for OSH Center see tab 'Illustration Weighting Factor'
	US$	4,069,831	
	US$	24,730,206	
divided by the weighted average number of IPS outstanding during such period.		27,593,212	(1)
		0.89624	
NUMBER OF MFC IPS UNITS TO BE ISSUED FOR EACH UNIT OF	**US$**	**11,299.85**	

Total number of units in DPSC	345
% interest to exchange	14.0%
Total number of SFSC units to exchange	48
Total number of IPS units to receive	**545,783**

(1)

Original number of MFC IPS units	22,173,212
Additional number of units issued	5,420,000
Total number of units issued post closing	27,593,212

Assumptions used in the illustration formula:

Percentage of distributions is based on the actual cash distributions during the 12 month period ending on the last day of the most recently completed quarter period to the date of exchange.

Cash distributions for OSH are assumed to be equal to the free cash flow available for distribution in 2004 (See Tab 'OSH FCF and Distributions')

Actual cash distributions from three original MFC centers for the period from April 1, 2004 to March 31, 2005 are used for illustration purposes only and are supposed to represent the same period as OSH, namely January 1, 2004 to December 31, 2004. For the calculation of actual exchange rate the period is expected to commence on June 1, 2005.

The assumption for calculation of the issue price of the IPS units used to fund the purchase of the interest in the OSH, as well as US$/C$ exchange rate at the moment are used for illustration purposes only and could differ from actual prices and exchange rate.

FOR DISCUSSION PURPOSES ONLY

WEIGHTING FACTOR

Illustration 1 (Assume that OSH distributions for the year are equal to the free cash flow available for distribution in 2004 (See Tab 'OSH FCF and Distributions')

"Weighting Factor" means, in respect of a MFC Center, a fraction, which is fixed for each MFC Center upon its acquisition and does not vary (the weighting factor for each Founding Center is 1). The Weighting Factor for each Center is calculated according to the following formula:

A Aggregate amount of weighted *(with each Founding Center's distributions multiplied by its Weighting Factor* (which is 1 as per above) cash distributions by the Founding Founding Centers to Medical Facilities USA during the 12 month period (assumed ending December 31, 2004)	$	**20,660,374**	See tab 'MFC Distributions'
divided by the weighted average number of MFC IPS outstanding during the Reference Period		**22,173,212**	See (1) in the tab 'Illustration Exchange Ratio'
	US$	0.93	
DIVIDED by			
B (I) cash available for distribution (assuming that all cash available is distributed) by OSH Center to the 51% interest, divided by	**US$**	6,466,352	'See tab 'OSH FCF and Distributions'
(II) the number of IPS, which are issued to fund the net purchase of MFC Interest the OSH Center (being $) *less the number of IPS issued to fund the acquistion and financing costs;*		4,367,841	(a)
	US$	1.48	
		0.6294	

(a)

Net Assumed Market Price at Issue (C$)	$	12.59	
Net Assumed Market Price at Issue (US$)	$	10.09	@F/X rate of 1.2476
Purchase Price		$44,077,526	
Total number of IPS to fund purchase price		4,367,841	

CASH DISTRIBUTIONS FROM MFC CENTERS

	Apr-04	May-04	Jun-04	Jul-04	Aug-04	Sep-04	Oct-04	Nov-04	Dec-04	Jan-05	Feb-05	Mar-05	Apr-05	Total	Percentage
Cash distributions of the founding MFC centers, net of the PubCo costs (51% of the cash distributions)															
BHSC	-	786,328	768,215	717,215	717,215	819,215	819,215	819,215	819,215	1,057,237	1,011,266	813,092	864,092	10,011,520	
DPSC	-	128,396	117,111	117,111	117,111	122,361	122,361	117,112	117,112	217,111	274,760	206,609	124,760	1,781,915	
SFSC	-	732,653	768,257	668,257	668,257	723,213	716,343	668,257	668,257	668,257	1,067,278	850,632	667,278	8,866,939	
	-	1,647,377	1,653,583	1,502,583	1,502,583	1,664,789	1,657,919	1,604,584	1,604,584	1,942,605	2,353,304	1,870,333	1,656,130	20,660,374	51%
Cash distributions of the founding MFC centers to SubCos, net of the PubCo costs (49% of the cash distributions)															
BHSC	-	755,492	738,089	689,089	689,089	787,089	787,089	787,089	787,089	1,015,777	971,609	781,206	830,206	9,618,913	
DPSC	-	123,361	-	225,038	112,518	117,563	117,563	112,519	112,519	208,597	263,985	198,507	119,868	1,712,038	
SFSC	-	703,921	738,129	642,051	642,051	694,852	688,251	642,051	642,051	642,051	1,025,424	817,274	641,110	8,519,216	
	-	1,582,774	1,476,218	1,556,178	1,443,658	1,599,504	1,592,903	1,541,659	1,541,659	1,866,425	2,261,019	1,796,987	1,591,184	19,850,167	49%

Total Distributed	***40,510,541***
BHSC	19,630,433
DPSC	3,493,953
SFSC	17,386,156
	40,510,541

MFC was incorporated on march 29, 2004 and commenced its cash distributions in May 2004 for the month of April 2004.

It was assumed for the purpose of this illustration and calculation that the actual cash distributions for the period May 2004 through April 2005 would have been equal to the period of January 2004 to December 2004.

Oklahoma Spine Hospital Free Cash Flow

(Full fiscal year 2004 as per 2004 audited F/S)

Net Revenues	$	42,438,420
Net Income		12,844,285
Add:		
Depreciation and Amortization		740,299
Less:		
Maintenance Capital Expenditures @ 2%		(679,015)
Interest on LTD		(226,448)
Distributable Cash Flow	**$**	**12,679,121**
Cash flow available for distribution to 51% interest		6,466,352
Cash flow available for distribution to 49% interest		6,212,769
	$	**12,679,121**

It is assumed that all FCF available for distribution is distributed by OSH.

MEDICAL FACILITIES CORPORATION

OKLAHOMA SPINE HOSPITAL, L.L.C.
(SUBCO NOTE)

LIMITED CASH-FLOW GUARANTEE

June 21, 2005

LIMITED CASH-FLOW GUARANTEE

THIS GUARANTEE is dated as of the 21st day of June, 2005 (as amended, extended, restated, or otherwise modified from time to time, this "**Guarantee**") made by Oklahoma Spine Hospital, L.L.C. (the "**Guarantor**"). Except as otherwise defined herein, terms used herein and defined in the Subco Note (as defined below) shall be used herein as therein defined.

WITNESSETH:

WHEREAS, OSH Subco, LLC (the "**Borrower**") and OSH Holdings, LLC ("**Holdco**"), as the lender, entered into the 12.5% Subordinated Note due March 29, 2014 dated the date hereof (as extended, restated, supplemented or otherwise modified from time to time in accordance with the provisions thereof, the "**Subco Note**");

WHEREAS, the Borrower has a 49% membership interest in the Guarantor;

WHEREAS, the Guarantor has agreed to provide a guarantee of the payment of certain amounts to the Borrower to support the satisfaction by the Borrower of its obligations to pay interest on the Subco Note ("**Borrower's Obligations**");

WHEREAS, the Guarantor will obtain benefits from the issuance of the Subco Note and, accordingly, desires to execute this Guarantee in favour of Holdco; and

NOW, THEREFORE, in consideration of the foregoing and other benefits accruing to the Guarantor, the receipt and sufficiency of which are hereby acknowledged, the Guarantor hereby makes the following representations and warranties to Holdco and hereby covenants and agrees with Holdco as follows:

DEFINITIONS

1. Capitalized terms used herein and not otherwise defined herein or in the Subco Note (as of the date hereof) shall have the following meanings:

   (a) "**Average Interest Service Obligation**" means, in respect of a given Period, the weighted average Interest Service Obligation from time to time during such Period, the calculation of which average shall be weighted based on the period of time (in number of days) during such Period for which a given Interest Service Obligation level applied (such that, if there are adjustments to the Interest Service Obligation during the course of a Period the adjustments shall be weighted to take account of the period of time during such Period for which they applied);

   (b) "**Business Day**" means any day except Saturdays, Sundays and statutory holidays in the State of Oklahoma or the Province of Ontario;

   (c) "**Guarantor Credit Facility**" means the credit facility provided to the Borrower by Stillwater National Bank and Trust Company in the aggregate amount of $5,000,000 pursuant to a loan agreement dated May 31, 2005;

(d) "**Intercreditor Agreement**" means the Intercreditor Agreement dated June 21, 2005 between the Trustee and Holdco;

(e) "**Interest Service Obligation**" initially, US $2,785,503 subject to cumulative adjustment from time to time pursuant to Sections 5 and 6;

(f) "**Interest Shortfall**" means, in respect of a given Period, the amount by which the Average Interest Service Obligation for such Period exceeds total cash distributions by the Guarantor to the Borrower for such Period;

(g) "**Liability**" means any liability of the Guarantor that is legally enforceable against the Guarantor, and "Liabilities" has a corresponding meaning;

(h) "**Liquidation Remedy**" means a total or partial liquidation of the Guarantor's assets or properties, whether through appointment of a liquidator or other person or committee with power and authority to liquidate such assets; dissolution of the Guarantor or reorganization or similar proceeding with respect to the Guarantor, or judicial or non judicial actions in respect thereof; a filing, commencement or institution of a bankruptcy proceeding, reorganization or similar insolvency action or proceeding; or exercising of any other similar remedy against the Guarantor or its assets or properties under applicable bankruptcy or other law;

(i) "**Non-Liquidation Remedy**" means any remedy other than a Liquidation Remedy, and includes specifically the right to appoint a monitor with the power to approve expenditures;

(j) "**Period**" means each calendar year during the term of this Guarantee (or the balance of the first year and any portion of the last year during which the Subco Note is outstanding);

(k) "**Realization Support Covenant**" means the covenant of the Borrower and Holdco set out in Section 11 of the Pledge Agreement among the Trustee, Medical Facilities USA ("**Medical Facilities USA**"), the Guarantor, the Borrower and Holdco;

(l) "**Subordinated Note Cash Flow Guarantee**" means the limited guarantee dated the date hereof by the Guarantor of the Subordinated Notes in favour of Computershare Trust Company of Canada of payment of an amount in each Period up to an aggregate of US$ 3,203,952;

(m) "**Unsecured Liabilities**" means, in respect of the Guarantor, all Indebtedness of the Guarantor other than: (i) any Secured Indebtedness of the Guarantor existing as at the date hereof; (ii) liabilities arising from or relating to the Subordinated Note Cash Flow Guarantee; (iii) any indebtedness incurred in the ordinary course secured by the Guarantor's accounts receivables and/or inventory; (iv) any fixed asset liens incurred in the ordinary course; and (v) capital equipment financing secured by the acquired equipment.

GUARANTEE

2. Subject to the terms, conditions and limitations contained herein, the Guarantor irrevocably and unconditionally guarantees and agrees to pay to Holdco in each Period the balance of any unpaid amount of the Average Interest Service Obligation in respect of such Period to the extent the Guarantor fails to distribute or pay the full amount to the Borrower in respect of such Period.

3. The Guarantee is a guarantee of a certain amount of cash distributions to the Borrower from the Guarantor in each Period and in no circumstances shall be construed as a guarantee of repayment of the principal amount of the Subco Note or any other obligations.

4. The Guarantee will be enforceable by Holdco against the Guarantor only to the extent that the Guarantor does not make cash distributions to the Borrower in a given Period equal to or exceeding the Average Interest Service Obligation for such Period. In connection with such enforcement, Holdco may demand that the Guarantor pay the guaranteed amount to Holdco directly, and any amounts so received shall be applied to satisfy arrears on interest payments on the Subco Note. The maximum claim Holdco can bring against the Guarantor will be limited for any Period to the lesser of:

   (a) the Interest Shortfall for such Period; and

   (b) the actual amount of any arrears in the interest payments on the Subco Note.

5. If the Borrower repays a portion of the Subco Note as a result of the Borrower's exchange of its Exchangeable Interests at any time, the Interest Service Obligation shall be decreased at that time by an amount equal to the product of (i) the Interest Service Obligation plus the IPS Interest Service Obligation (as defined in the Subordinated Note Cash Flow Guarantee), in each case immediately before that time, and (ii) the number of membership units in the Guarantor exchanged by the Borrower expressed as a percentage of the total number of membership units in the Guarantor held (in the aggregate) by the Borrower and (indirectly) by Medical Facilities Corporation. For greater certainty, the Interest Service Obligation will not increase in any circumstances.

6. If at any time the Borrower repays all or any portion of the Subco Note, the Interest Service Obligation will be reduced at that time by an amount equal to the annual interest service obligation (assuming an annual interest rate of 12.5%) in respect of such portion of the Subco Note that has been repaid.

7. If the Borrower and Holdco enter into an indenture supplemental to the Subco Note or a new indenture pursuant to which subordinated notes are issued by the Borrower to Holdco or the Borrower enters into or issues any other security, note, agreement or other instrument pursuant to which the Borrower incurs indebtedness ("Refinancing Indebtedness") for the purpose of refinancing its indebtedness under the Subco Note, then this Guarantee shall remain in full force and effect as a guarantee in respect of the amounts stipulated herein, for which purpose:

(a) the term "Subco Note" shall mean the Refinancing Indebtedness; and

(b) the parties hereto shall in good faith execute an amendment to this Guarantee or such other instruments as are necessary to give effect to this Section 7.

EXERCISE OF REMEDIES

8. Any claims or enforcement of such claims under this Guarantee by Holdco will be subject to terms and provisions of the Intercreditor Agreement and the rights of the lenders under the Guarantor Credit Facility. Holdco hereby acknowledges and agrees that the rights under this Guarantee are subordinate in all respects to the rights of the lender under the Guarantor Credit Facility.

9. If a monitor or receiver is appointed by Holdco to conduct the business and affairs of the Guarantor, such monitor or receiver shall not have the right to disapprove expenditures of the Guarantor for which there is no practicable substitute or alternative, as determined by the Guarantor, acting reasonably, and in respect of which the disapproval of such expenditure would prevent the Guarantor from continuing to conduct its business in the ordinary course. Holdco agrees to not appoint a monitor or receiver, unless such monitor or receiver agrees to the provisions in this clause.

10. Prior to Holdco pursuing a Liquidation Remedy against the Guarantor in order to enforce a claim under this Guarantee, Holdco must be authorized by a resolution of the holders of the Subordinated Notes and Subco Notes which is approved by at least a 67% vote of the holders thereof in accordance with the following. The holders of the Subordinated Notes and Subco Notes shall have the voting percentages relative to each other as a class as the indirect ownership interest of each of the issuer of the Subordinated Notes and the Subco Notes in the Guarantor (initially 51% and 49%, respectively). The voting percentages of the holders of the Subordinated Notes and Subco Notes shall increase and decrease, respectively, by a percentage amount equal to the percentage of all outstanding membership interests in the Guarantor exchanged by the Borrower pursuant to the Exchange Agreement. The Subordinated Notes will vote as a class based on a holder's proportionate ownership of the issued and outstanding Subordinated Notes at the time of such vote.

11. The Guarantor agrees to pay, in addition to any amounts guaranteed hereunder, any and all reasonable expenses (including, without limitation, reasonable counsel fees and expenses) incurred by Holdco in enforcing any rights under this Guarantee.

COVENANTS

12. The Guarantor covenants and agrees to limit its aggregate Unsecured Liabilities at any time incurred in the ordinary course to an amount not exceeding US$5 million.

The Guarantor acknowledges and agrees that damages may be an insufficient remedy in the event of a breach by the Guarantor of the covenant in this Section 12 and that Holdco may pursue any available remedy, including an order for specific performance, to enforce

the performance of any provision of this Guarantee including, without limitation, the covenant in this Section 12.

13. Holdco will not, without the prior written consent of the Guarantor, act or fail to act in any manner referred to in this Guarantee which may deprive the Guarantor of its right to subrogation against the Borrower to recover full indemnity for any payments made pursuant to this Guarantee.

14. Any amendment, modification or supplement of the Subco Note without the prior written consent of the Guarantor which adversely affects the Guarantor, in any manner, shall not affect the Guarantor's obligations hereunder.

RANKING AND LIABILITY

15. This Guarantee is unsecured and subordinated in right of payment to all existing and future Senior Indebtedness of the Guarantor, including Indebtedness under the Guarantor Credit Facility, in each case to the extent Incurred in accordance with this Guarantee, and *pari passu* with all other Indebtedness of the Guarantor, including trade payables and the Subordinated Note Cash-Flow Guarantee.

16. Each of the Guarantor, Holdco and the Borrower covenants and agrees that the obligations of the Guarantor hereunder is expressly subordinated in right of payment to the prior indefeasible payment in full in cash of all Senior Indebtedness, including Indebtedness under the Guarantor Credit Facility.

17. The liability of the Guarantor hereunder is exclusive and independent of any security for, or other guarantee of, the indebtedness of the Borrower whether executed by the Guarantor or by any other party, and the liability of the Guarantor hereunder shall not be affected or impaired by:

(a) any direction as to the application of payment by the Borrower or by any other party;

(b) any other continuing or other guarantee, undertaking or maximum liability of a guarantor or of any other party as to the indebtedness of the Borrower;

(c) any payment on or reduction of any such other guarantee or undertaking;

(d) any dissolution, termination or increase, decrease or change in personnel by the Borrower; or

(e) any payment made to Holdco in respect of the Interest Service Obligation that Holdco repays to the Borrower pursuant to court order in any bankruptcy, reorganization, arrangement, moratorium or other debtor relief proceeding, and the Guarantor waives any right to the deferral or modification of its obligations hereunder by reason of any such proceeding.

NOTICES

18. All notices and other communications to Holdco, the Guarantor, the Borrower or Medical Facilities USA under this Agreement will be in writing and will be deemed to have been given if delivered personally or by confirmed facsimile or by email to the parties at the following addresses (or at any other address for the party as is specified in like notice):

(a) if to the Guarantor:

Oklahoma Spine Hospital, L.L.C.
4120 W. Memorial Road, Suite 300
Oklahoma City, Oklahoma
73120 U.S.A.

Attention: Kevin Blaylock
Fax: 405.749.1671
E-Mail: nscpa@neurosurg.org

(b) if to Holdco:

OSH Holdings, LLC
4120 W. Memorial Road, Suite 300
Oklahoma City, Oklahoma
73120 U.S.A.

Attention: Kevin Blaylock
Fax: 405.749.1671
E-Mail: nscpa@neurosurg.org

(c) if to the Borrower:

OSH Subco, LLC
4120 W. Memorial Road, Suite 300
Oklahoma City, Oklahoma
73120 U.S.A.

Attention: Kevin Blaylock
Fax: 405.749.1671
E-Mail: nscpa@neurosurg.org

with a copy to:

McAfee & Taft
10th Floor, Two Leadership Square
211 North Robinson
Oklahoma City, Oklahoma
73102-7103 U.S.A.

Attention: Michael E. Joseph
Fax: (405) 235-0439
Email: mike.joseph@mcafeetaft.com

(d) if to Medical Facilities USA:

Medical Facilities Holdings (USA), LLC
11603 East Wethersfield Road
Scottsdale, Arizona
85259-2623
U.S.A.

Attention: Michael Salter
Facsimile: (408) 603-3472
Email: ms@medicalfc.com

Any notice given as aforesaid will be deemed to have been given at the time delivered or e-mailed or faxed (provided complete transmission is confirmed) if delivered or e-mailed or faxed to the recipient on a Business Day (in the city in which the addressee is located) and before 4:30 p.m. (local time in the city in which the addressee is located) on such Business Day, and otherwise will be deemed to be given at 9:00 a.m. (local time in the city in which the addressee is located) on the next following Business Day (in the city in which the addressee is located). Any party may change its address for notice by notice to the other parties hereto given in the manner herein provided.

MISCELLANEOUS

19. This Guarantee is a continuing one and all liabilities to which it applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon. No failure or delay on the part of Holdco or Borrower in exercising any right, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein expressly specified are cumulative and not exclusive of any rights or remedies which Holdco would otherwise have. No notice to or demand on the Guarantor in any case shall entitle the Guarantor to any other further notice or demand in similar or other circumstances or constitute a waiver of the rights of Holdco or Borrower to any other or further action in any circumstances without notice or demand.

20. Any indebtedness of the Borrower now or hereafter held by the Guarantor is hereby subordinated to the indebtedness of the Borrower to Holdco; and such indebtedness of the Borrower to the Guarantor, if Holdco, after an Event of Default (such term shall mean an Event of Default under the Subco Note continuing after any applicable notice or grace period) has occurred, so requests, shall be collected, enforced and received by the Guarantor as trustee for Holdco and be paid over to Holdco on account of the Indebtedness of the Borrower to Holdco, but without affecting or impairing in any

manner the liability of the Guarantor under the other provisions of this Guarantee. Prior to the transfer by the Guarantor of any note or negotiable instrument evidencing any indebtedness of the Borrower to the Guarantor, the Guarantor shall mark such note or negotiable instrument with a legend that the same is subject to this subordination.

21. Subject to Section 7, this Guarantee will remain in full force and effect until (i) payment in full all of the Subco Note, or (ii) the termination of the Borrower's Obligations.

22. This Guarantee shall be binding upon the Guarantor and its successors and assigns and shall inure to the benefit of Holdco and its successors and assigns and the holders of the Subco Note from time to time, each to the extent permitted under the Subco Note.

23. Neither this Guarantee nor any provision hereof may be amended, changed, waived, discharged or terminated except with the written consent of Holdco and the Guarantor. The covenant in Section 12 hereof shall not be amended or waived without the express written consent of Medical Facilities USA.

24. The Guarantor acknowledges that an executed (or conformed) copy of Subco Note (and any agreements referred to therein) has been made available to it and its chief executive officer and such officer is familiar with the contents thereof.

25. If claim is ever made upon Holdco or Borrower for repayment or recovery of any amount or amounts received in payment or on account of the Guarantor's Interest Service Obligation and Holdco or Borrower repays all or part of said amount by reason of (i) any judgment, decree or order of any court or administrative body having jurisdiction over Holdco or Borrower or any of its property or (ii) any settlement or compromise of any such claim effected by Holdco or Borrower with any such claimant (including the Borrower), then and in such event the Guarantor agrees that any such judgment, decree, order, settlement or compromise shall be binding upon the Guarantor, notwithstanding any revocation hereof or other instrument evidencing any liability of the Borrower, and the Guarantor shall be and remain liable to Holdco hereunder for the amount so repaid or recovered to the same extent as if such amount had never originally been received by Holdco or Borrower.

26. This Guarantee and the rights and obligations of Holdco hereunder shall be governed by and construed in accordance with the laws of the State of Oklahoma.

27. The Guarantor hereby irrevocably waives any objection which it may now after have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with this Guarantee brought in the courts referred to in the preceding section and hereby further irrevocably waives and agrees not to plead or claim in any such court that such action or proceeding brought in any such court has been brought in an inconvenient forum.

28. THE GUARANTOR, HOLDCO, THE BORROWER AND MEDICAL FACILITIES USA (BY ITS ACCEPTANCE OF THE BENEFITS OF THIS GUARANTEE) HEREBY IRREVOCABLY WAIVE ALL RIGHTS TO A TRIAL BY JURY IN ANY

ACTION, PROCEEDING OR CLAIM ARISING OUT OF OR RELATING TO THIS GUARANTEE.

29. This Guarantee may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument. A set of counterparts executed by all the parties hereto shall be lodged with the Borrower and Holdco.

30. Holdco has entered into the Intercreditor Agreement and this Guarantee, which are binding on Holdco.

* * *

IN WITNESS WHEREOF, the Guarantor has caused this guarantee to be executed and delivered as of the date first above written.

OKLAHOMA SPINE HOSPITAL, L.L.C. as Guarantor

By: *(signed) "Kevin Blaylock"*

Name: Kevin Blaylock
Title: Chief Executive Officer

Accepted and Agreed to:
OSH HOLDINGS, LLC

By: *(signed) "Kevin Blaylock"*

Name: Kevin Blaylock
Title: Chief Executive Officer

MEDICAL FACILITIES HOLDINGS (USA), LLC

By: *(signed) "Seymour Temkin"*

Name: Seymour Temkin
Title: Chairman

By: *(signed) "Michael Salter"*

Name: Michael Salter
Title: Chief Financial Officer

MEDICAL FACILITIES CORPORATION

OKLAHOMA SPINE HOSPITAL, L.L.C.

LIMITED CASH FLOW GUARANTEE

June 21, 2005

LIMITED CASH-FLOW GUARANTEE

THIS GUARANTEE is dated as of June 21, 2005 (as amended, extended, restated, or otherwise modified from time to time, this "**Guarantee**") made by Oklahoma Spine Hospital, L.L.C. (the "**Guarantor**"). Except as otherwise defined herein, terms used herein and defined in the Subordinated Note Indenture (as defined below) shall be used herein as therein defined.

WITNESSETH:

WHEREAS, Medical Facilities Corporation (the "**Borrower**"), Medical Facilities Holdings (USA) LLC and Computershare Trust Company of Canada, as trustee (the "**Trustee**") under the Subordinated Note Indenture dated March 29, 2004 (as extended, restated, supplemented or otherwise modified from time to time in accordance with the provisions thereof, the "**Subordinated Note Indenture**"), entered into the Subordinated Note Indenture providing for the issuance of Securities as therein described;

WHEREAS, the Borrower has, indirectly through its ownership interest in Medical Facilities Holdings (USA), LLC ("**Medical Facilities USA**"), a Delaware limited liability company, acquired a 51% membership interest in the Guarantor;

WHEREAS, the Guarantor has agreed to provide a guarantee of the payment of certain amounts to Medical Facilities USA to support the satisfaction by the Borrower of its obligations under the Subordinated Note Indenture to pay interest on the Securities ("**Borrower's Obligations**");

WHEREAS, the Guarantor will obtain benefits from the issuance of the Securities under the Subordinated Note Indenture and, accordingly, desires to execute this Guarantee in favour of the Trustee; and

NOW, THEREFORE, in consideration of the foregoing and other benefits accruing to the Guarantor, the receipt and sufficiency of which are hereby acknowledged, the Guarantor hereby makes the following representations and warranties to the Trustee and hereby covenants and agrees with the Trustee as follows:

DEFINITIONS

1. Capitalized terms used herein and not otherwise defined herein or in the Subordinated Note Indenture (as of the date hereof) shall have the following meanings:

   (a) "**Average IPS Interest Service Obligation**" means, in respect of a given Period, the weighted average IPS Interest Service Obligation from time to time during such Period, the calculation of which average shall be weighted based on the period of time (in number of days) during such Period for which a given IPS Interest Service Obligation level applied (such that, if there are adjustments to the IPS Interest Service Obligation during the course of a Period the adjustments shall be weighted to take account of the period of time during such Period for which they applied);

(b) "**Business Day**" means any day except Saturdays, Sundays and statutory holidays in the State of Oklahoma or the Province of Ontario;

(c) "**Debt Incurrence Covenants**" means the covenants limiting the Incurrence of Indebtedness as set out in Section 4.03 of the Subordinated Note Indenture, as of the date of this Guarantee;

(d) "**Exchange Agreement**" means the Exchange Agreement dated the date hereof among Medical Facilities Corporation, a corporation continued under the laws of the Province of British Columbia, Medical Facilities Holdings (USA), LLC, a limited liability company formed under the laws of the State of Delaware, and Subco;

(e) "**Exchangeable Interests**" means the 14% membership interest in the Guarantor held by Subco that is exchangeable for IPSs;

(f) "**Guarantor Credit Facility**" means the credit facility provided to the Guarantor by Stillwater National Bank and Trust Company in the aggregate amount of $5,000,000 pursuant to a loan agreement dated May 31, 2005;

(g) "**Holdco**" means OSH Holdings, LLC, an Oklahoma limited liability company and the holder, as of the date hereof, of all of the issued and outstanding membership interests in Subco and all of the Subco Notes;

(h) "**Intercreditor Agreement**" means the Intercreditor Agreements dated June 21, 2005 between the Trustee and Holdco;

(i) "**IPS Interest Service Obligation**" means, initially, US$ 3,203,952 subject to cumulative adjustment from time to time pursuant to Sections 5 and 6;

(j) "**IPS Interest Shortfall**" means, in respect of a given Period, the amount by which the Average IPS Interest Service Obligation for such Period exceeds total cash distributions by the Guarantor to Medical Facilities USA for such Period;

(k) "**Liability**" means any liability of the Guarantor that is legally enforceable against the Guarantor, and "**Liabilities**" has a corresponding meaning;

(l) "**Liquidation Remedy**" means a total or partial liquidation of the Guarantor's assets or properties, whether through appointment of a liquidator or other person or committee with power and authority to liquidate such assets; dissolution of the Guarantor or reorganization or similar proceeding with respect to the Guarantor, or judicial or non-judicial actions in respect thereof; a filing, commencement or institution of a bankruptcy proceeding, reorganization or similar insolvency action or proceeding; or exercising of any other similar remedy against the Guarantor or its assets or properties under applicable bankruptcy or other law;

(m) "**Non-Liquidation Remedy**" means any remedy other than a Liquidation Remedy, and includes specifically the right to appoint a monitor with the power to approve expenditures;

(n) "**Period**" means each calendar year during the term of this Guarantee (or the balance of the first year and any portion of the last year during which the Subordinated Notes are outstanding);

(o) "**Realization Support Covenant**" means the covenant of Subco and Holdco set out in Section 11 of the Pledge Agreement dated the date hereof among the Trustee, Medical Facilities USA, the Guarantor, Subco and Holdco;

(p) "**Subco**" means OSH Subco, LLC, an Oklahoma limited liability corporation and the holder, as of the date hereof, of a 49% membership interest in the Guarantor;

(q) "**Subco Note**" means the subordinated note issued by Subco to Holdco as of the date of this Guarantee;

(r) "**Subco Guarantee**" means the limited guarantee dated the date hereof by the Guarantor in favour of Holdco of the Subco Note of payment of an amount in each Period up to an aggregate of US$ 2,785,503;

(s) "**Subordinated Note Indenture**" has the meaning set out in the first recital hereof;

(t) "**Subordinated Notes**" means the 12.5% subordinated notes of Medical Facilities Corporation issued under, and the terms of which are governed by, the Subordinated Note Indenture; and

(u) "**Unsecured Liabilities**" means, in respect of the Guarantor, all Indebtedness of the Guarantor other than: (i) any Secured Indebtedness of the Guarantor existing as at the date hereof; (ii) liabilities arising from or relating to the Subco Guarantee; (iii) any indebtedness incurred in the ordinary course secured by the Guarantor's accounts receivables and/or inventory; (iv) any fixed asset liens incurred in the ordinary course; and (v) capital equipment financing secured by the acquired equipment.

GUARANTEE

2. Subject to the terms, conditions and limitations contained herein, the Guarantor irrevocably and unconditionally guarantees and agrees to pay to the Trustee in each Period the balance of any unpaid amount of the Average IPS Interest Service Obligation in respect of such Period to the extent the Guarantor fails to distribute or pay the full amount to Medical Facilities USA in such Period.

3. The Guarantee is a guarantee of a certain amount of cash distributions to Medical Facilities USA from the Guarantor in each Period and in no circumstances shall be construed as a guarantee of repayment of the principal amount of the Securities or any other obligations.

4. The Guarantee will be enforceable by the Trustee against the Guarantor only to the extent that the Guarantor does not make cash distributions to Medical Facilities USA in a given Period equal to or exceeding the Average IPS Interest Service Obligation for such Period.

In connection with such enforcement, the Trustee may demand that the Guarantor pay the guaranteed amount to the Trustee directly, and any amounts so received shall be applied to satisfy arrears on interest payments on the Securities. The maximum claim the Trustee can bring against the Guarantor will be limited for any Period to the lesser of:

(a) the IPS Interest Shortfall for such Period; and

(b) the actual amount of any arrears in the interest payments on the Securities.

5. If the Borrower issues Additional Securities as a result of Subco's exchange of its Exchangeable Interests at any time, the IPS Interest Service Obligation shall be increased at that time by an amount equal to the product of (i) the IPS Interest Service Obligation plus the Interest Service Obligation (as defined in the Subco Guarantee), in each case immediately before that time, and (ii) the number of membership units in the Guarantor exchanged by Subco expressed as a percentage of the total number of membership units in the Guarantor held (in the aggregate) by Subco and (indirectly) by the Borrower. For greater certainty, the IPS Interest Service Obligation will not increase in any other circumstances, including the issuance of Additional Securities (other than as a result of Subco's exchange of its Exchangeable Interests).

6. If at any time the Borrower redeems or repurchases any Securities, the IPS Interest Service Obligation will be reduced at that time by an amount equal to the product of (i) the IPS Interest Service Obligation in effect immediately prior to such redemption or repurchase, and (ii) the quotient obtained when (A) the aggregate principal amount of all Securities so redeemed or repurchased at that time is divided by (B) the aggregate principal amount of all Securities outstanding immediately before that time.

7. If the Borrower and the Trustee enter into an indenture supplemental to the Subordinated Note Indenture or a new indenture pursuant to which subordinated notes are issued by the Borrower to the Trustee or the Borrower enters into or issues any other security, note, agreement or other instrument pursuant to which the Borrower incurs indebtedness ("**Refinancing Indebtedness**") for the purpose of refinancing its indebtedness under the Subordinated Note Indenture, then this Guarantee shall remain in full force and effect as a guarantee in respect of the amounts stipulated herein, for which purpose:

(a) the term "**Securities**" shall mean the Refinancing Indebtedness; and

(b) the parties hereto shall in good faith execute an amendment to this Guarantee or such other instruments as are necessary to give effect to this Section 7.

EXERCISE OF REMEDIES

8. Any claims or enforcement of such claims under this Guarantee by the Trustee will be subject to terms and provisions of the Intercreditor Agreement and the rights of the lender under the Guarantor Credit Facility. The Trustee hereby acknowledges and agrees that the rights under this Guarantee are subordinate in all respects to the rights of the lenders under the Guarantor Credit Facility.

9. Prior to the Trustee pursuing a Non-Liquidation Remedy against the Guarantor in order to enforce a claim under this Guarantee, the Trustee must be authorized by a resolution of the Holders of not less than 50% of the outstanding principal amount of the Securities. If a monitor or receiver is appointed by the Trustee to conduct the business and affairs of the Guarantor, such monitor or receiver shall not have the right to disapprove expenditures of the Guarantor for which there is no practicable substitute or alternative, as determined by the Guarantor, acting reasonably, and in respect of which the disapproval of such expenditure would prevent the Guarantor from continuing to conduct its business in the ordinary course. The Trustee agrees to not appoint a monitor or receiver, unless such monitor or receiver agrees to the provisions in this clause.

10. Prior to the Trustee pursuing a Liquidation Remedy against the Guarantor in order to enforce a claim under this Guarantee, the Trustee must be authorized by a resolution of the holders of the Securities and Subco Notes which is approved by at least a 67% vote of the holders thereof in accordance with the following. The holders of the Securities and Subco Notes shall have the voting percentages relative to each other as a class as the indirect ownership interest of each of the issuer of the Securities and the Subco Notes in the Guarantor (initially 51% and 49%, respectively). The voting percentages of the holders of the Securities and Subco Notes shall increase and decrease, respectively, by a percentage amount equal to the percentage of all outstanding membership interests in the Guarantor exchanged by Subco pursuant to the Exchange Agreement. The Securities will vote as a class based on a holder's proportionate ownership of the issued and outstanding Securities at the time of such vote. Notwithstanding the foregoing, if Holdco and/or Subco has materially breached its Realization Support Covenant, which breach (if capable of being cured) has not been cured within ten days after written notice has been delivered to it by the Trustee, then a Liquidation Remedy may be pursued by the Trustee provided that it is authorized by the holders of at least 67% of the principal amount of the issued and outstanding Securities.

11. The Guarantor agrees to pay, in addition to any amounts guaranteed hereunder, any and all reasonable expenses (including, without limitation, reasonable counsel fees and expenses) incurred by the Trustee in enforcing any rights under this Agreement.

COVENANTS

12. The Guarantor covenants and agrees:

    (a) to limit its aggregate Unsecured Liabilities at any time incurred in the ordinary course to an amount not exceeding US$5 million; and

    (b) to not Incur any Indebtedness that would result in a breach of the Debt Incurrence Covenants by the Borrower.

    The Guarantor acknowledges and agrees that damages may be an insufficient remedy in the event of a breach by the Guarantor of either of the covenants in this Section 12 and that the Trustee may pursue any available remedy, including an order for specific performance, to enforce the performance of any provision of this Guarantee including, without limitation, the covenants in this Section 12.

13. The Trustee will not, without the prior written consent of the Guarantor, act or fail to act in any manner referred to in this Guarantee which may deprive the Guarantor of its right to subrogation against the Borrower to recover full indemnity for any payments made pursuant to this Guarantee.

14. Any amendment, modification or supplement of the Subordinated Note Indenture without the prior written consent of the Guarantor which adversely affects the Guarantor, in any manner, shall not affect the Guarantor's obligations hereunder.

TRUSTEE

15. None of the Sections contained in this Guarantee shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers.

16. The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder. In the event of the Trustee resigning, being removed in accordance with the provisions of the Subordinated Note Indenture, being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, a new Trustee must forthwith be appointed by the holders of the Subordinated Notes under the Subordinated Note Indenture, and in accordance with the terms of the Subordinated Note Indenture. On any new appointment, the new Trustee shall be vested with the same powers, rights, duties and obligations as if it had been originally named herein as Trustee.

    Any corporation into which the Trustee may be merged or with which it may be consolidated or amalgamated or any corporation resulting from any merger, consolidation or amalgamation to which the Trustee is a party or any company acquiring the corporate trust business of the Trustee will be the successor Trustee to such Trustee under this Guarantee without the execution of any instrument or any further act.

RANKING AND LIABILITY

17. This Guarantee is unsecured and subordinated in right of payment to all existing and future Senior Indebtedness of the Guarantor, including Indebtedness under the Guarantor Credit Facility, in each case to the extent Incurred in accordance with this Guarantee, and *pari passu* with all other Indebtedness of the Guarantor, including trade payables and this Guarantee.

18. Each of the Guarantor, the Trustee and Borrower covenants and agrees that the obligations of the Guarantor hereunder are expressly subordinated in right of payment to the prior indefeasible payment in full in cash of all Senior Indebtedness, including Indebtedness under the Guarantor Credit Facility.

19. The liability of the Guarantor hereunder is exclusive and independent of any security for, or other guarantee of, the indebtedness of the Borrower whether executed by the Guarantor or by any other party, and the liability of the Guarantor hereunder shall not be affected or impaired by:

(a) any direction as to the application of payment by the Borrower or by any other party;

(b) any other continuing or other guarantee, undertaking or maximum liability of a guarantor or of any other party as to the indebtedness of the Borrower;

(c) any payment on or reduction of any such other guarantee or undertaking;

(d) any dissolution, termination or increase, decrease or change in personnel by the Borrower; or

(e) any payment made to the Trustee in respect of the IPS Interest Service Obligation that the Trustee repays to the Borrower pursuant to court order in any bankruptcy, reorganization, arrangement, moratorium or other debtor relief proceeding, and the Guarantor waives any right to the deferral or modification of its obligations hereunder by reason of any such proceeding.

NOTICES

20. All notices and other communications to the Guarantor, the Trustee, the Borrower, Holdco or Medical Facilities USA under this Agreement will be in writing and will be deemed to have been given if delivered personally or by confirmed facsimile or by email to the parties at the following addresses (or at any other address for the party as is specified in like notice):

(a) if to the Guarantor:

Oklahoma Spine Hospital, L.L.C.
4120 W. Memorial Road, Suite 300
Oklahoma City, Oklahoma
73120 U.S.A.

Attention: Kevin Blaylock
Fax: 405.749.1671
E-mail: nscpa@neurosurg.org

with a copy to:

McAfee & Taft
10th Floor, Two Leadership Square
211 North Robinson
Oklahoma City, Oklahoma
73102-7103 U.S.A.

Attention: Michael E. Joseph
Fax: (405) 235-0439
Email: mike.joseph@mcafeetaft.com

(b) if to the Trustee:

Computershare Trust Company of Canada
100 University Avenue
9th Floor, North Tower
Toronto, Ontario M5J 2Y1

Attention: Manager, Corporate Trust
Fax: 416.981.9777

(c) if to the Borrower:

Medical Facilities Corporation
c/o Goodmans LLP
250 Yonge Street
Toronto, Ontario
M5B 2M6

Attention of: Chief Financial Officer
Fax: 416.979.1234
E-mail: ms@medicalfc.com

(d) if to Holdco:

OSH Holdings, LLC
4120 W. Memorial Road, Suite 300
Oklahoma City, Oklahoma
73120 U.S.A.

Attention: Kevin Blaylock
Fax: 405.749.1671
E-mail:nscpa@neurosurg.org

(e) if to Medical Facilities USA:

Medical Facilities Holdings (USA), LLC
11603 East Wethersfield Road
Scottsdale, Arizona
85259-2623
U.S.A.

Attention: Michael Salter
Facsimile: (408) 603-3472
Email: ms@medicalfc.com

Any notice given as aforesaid will be deemed to have been given at the time delivered or e-mailed or faxed (provided complete transmission is confirmed) if delivered or e-mailed or faxed to the recipient on a Business Day (in the city in which the addressee is located) and before 4:30

p.m. (local time in the city in which the addressee is located) on such Business Day, and otherwise will be deemed to be given at 9:00 a.m. (local time in the city in which the addressee is located) on the next following Business Day (in the city in which the addressee is located). Any party may change its address for notice by notice to the other parties hereto given in the manner herein provided.

MISCELLANEOUS

21. This Guarantee is a continuing one and all liabilities to which it applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon. No failure or delay on the part of the Trustee or Borrower in exercising any right, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein expressly specified are cumulative and not exclusive of any rights or remedies which the Trustee would otherwise have. No notice to or demand on the Guarantor in any case shall entitle the Guarantor to any other further notice or demand in similar or other circumstances or constitute a waiver of the rights of the Trustee or Borrower to any other or further action in any circumstances without notice or, demand.

22. Any indebtedness of the Borrower now or hereafter held by the Guarantor is hereby subordinated to the indebtedness of the Borrower to the Trustee; and such indebtedness of the Borrower to the Guarantor, if the Trustee, after an Event of Default (such term shall mean and include an Event of Default under the Subordinated Note Indenture continuing after any applicable notice or grace period) has occurred, so requests, shall be collected, enforced and received by the Guarantor as trustee for the Trustee and be paid over to the Trustee on account of the Indebtedness of the Borrower to the Trustee, but without affecting or impairing in any manner the liability of the Guarantor under the other provisions of this Guarantee. Prior to the transfer by the Guarantor of any note or negotiable instrument evidencing any indebtedness of the Borrower to the Guarantor, the Guarantor shall mark such note or negotiable instrument with a legend that the same is subject to this subordination.

23. Subject to Section 7, this Guarantee will remain in full force and effect until (i) payment in full of all of the Securities, (ii) the full and complete satisfaction of the conditions to defeasance under the Subordinated Note Indenture, or (iii) the termination of the Borrower's Obligations.

24. This Guarantee shall be binding upon the Guarantor and its successors and assigns and shall inure to the benefit of the Trustee and the Borrower and their successors and assigns and the holders of the Securities from time to time, each to the extent permitted under the Subordinated Note Indenture.

25. Neither this Guarantee nor any provision hereof may be amended, changed, waived, discharged or terminated except with the written consent of the Trustee, the Borrower and the Guarantor. The covenants in Section 12 herein shall not be amended or waived without the express written consent of Medical Facilities USA. The covenants in Section

9 and 10 herein, including the defined terms used therein, shall not be amended or waived without the express written consent of Holdco.

26. The Guarantor acknowledges that an executed (or conformed) copy of Subordinated Note Indenture (and any agreements referred to therein) has been made available to it and its chief executive officer and such officer is familiar with the contents thereof.

27. If claim is ever made upon the Trustee or Borrower for repayment or recovery of any amount or amounts received in payment or on account of the Guarantor's IPS Interest Service Obligation and Trustee or Borrower repays all or part of said amount by reason of (i) any judgment, decree or order of any court or administrative body having jurisdiction over the Trustee or Borrower or any of its property or (ii) any settlement or compromise of any such claim effected by the Trustee or Borrower with any such claimant (including the Borrower), then and in such event the Guarantor agrees that any such judgment, decree, order, settlement or compromise shall be binding upon the Guarantor, notwithstanding any revocation hereof or other instrument evidencing any liability of the Borrower, and the Guarantor shall be and remain liable to the Trustee hereunder for the amount so repaid or recovered to the same extent as if such amount had never originally been received by the Trustee or Borrower.

28. This Guarantee and the rights and obligations of the Trustee and of the Borrower hereunder shall be governed by and construed in accordance with the laws of the Province of Ontario, Canada. Any legal action or proceeding with respect to this Guarantee may be brought in the Superior Court of Ontario and, by execution and delivery of this Guarantee, the Guarantor hereby irrevocably accepts for itself and in respect of its property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid Courts. The Guarantor hereby irrevocably waives any claim that any such courts lack jurisdiction over the Guarantor, and agrees not to plead or claim, in any legal action or proceeding with respect to this Guarantee brought in any of the aforesaid courts, that any such Court lacks jurisdiction over the Guarantor. The Guarantor further irrevocably consents to the process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the Guarantor at its address set forth opposite its signature below, with such service to become effective 30 days after such mailing. The Guarantor hereby irrevocably waives any objection to such service of process and further irrevocably waives and agrees not to plead or claim in any action or proceeding commenced hereunder that service of process was in any way invalid or ineffective. Nothing herein shall affect the right of the Trustee or Borrower to serve process in any other manner permitted by law or to commence legal proceedings or otherwise proceed against the Guarantor in any other jurisdiction.

29. The Guarantor hereby irrevocably waives any objection which it may now after have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with this Guarantee brought in the courts referred to in the preceding section and hereby further irrevocably waives and agrees not to plead or claim in any such court that such action or proceeding brought in any such court has been brought in an inconvenient forum.

30. THE GUARANTOR, THE TRUSTEE, THE BORROWER, HOLDCO AND MEDICAL FACILITIES USA (BY ITS ACCEPTANCE OF THE BENEFITS OF THIS GUARANTEE) HEREBY IRREVOCABLY WAIVE ALL RIGHTS TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR CLAIM ARISING OUT OF OR RELATING TO THIS GUARANTEE.

31. This Guarantee may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument. A set of counterparts executed by all the parties hereto shall be lodged with the Borrower and the Trustee.

32. The Trustee, on behalf of all holders of Subordinated Notes, has entered into the Intercreditor Agreement and this Guarantee, which are binding on the Trustee on behalf of all holders of Subordinated Notes.

* * *

IN WITNESS WHEREOF, the Guarantor has caused this Guarantee to be executed and delivered as of the date first above written.

OKLAHOMA SPINE HOSPITAL, L.L.C.
as Guarantor

Per: *(signed) "Kevin Blaylock"*

Accepted and Agreed to:

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee under the Subordinated Note Indenture

Per: *(signed) "Morag Abraham"*

Per: *(signed) "Lulu Tao"*

MEDICAL FACILITIES HOLDINGS (USA), LLC

Per: *(signed) "Seymour Temkin"*

Per: *(signed) "Michael Salter"*

MEDICAL FACILITIES CORPORATION

Per: *(signed) "Seymour Temkin"*

Per: *(signed) "Michael Salter"*

OSH HOLDINGS, LLC

Per: *(signed) "Kevin Blaylock"*

MEDICAL FACILITIES CORPORATION

OKLAHOMA SPINE HOSPITAL, L.L.C.

INTERCREDITOR AGREEMENT

June 21, 2005

INTERCREDITOR AGREEMENT

DATED the 21st day of June, 2005.

B E T W E E N:

OSH HOLDINGS, LLC

(the "**Holding Entity**")

OF THE FIRST PART

-and-

COMPUTERSHARE TRUST COMPANY OF CANADA

(the "**Trustee**")

OF THE SECOND PART.

WHEREAS pursuant to the Subordinated Note Guarantee (as defined herein), Oklahoma Spine Hospital, L.L.C., an Oklahoma limited liability company (**"OSH"**), has provided a limited cash flow guarantee (the **"Subordinated Note Guarantee"**) to the Trustee of certain obligations of Medical Facilities Corporation under the 12.5% Subordinated Note Indenture dated March 29, 2004 as supplemented by a First Supplemental Note Indenture dated as of the date hereof between Medical Facilities Corporation, Medical Facilities Holdings (USA), LLC, and the Trustee (as extended, restated, supplemented or otherwise modified from time to time in accordance with the provisions thereof, the "**Subordinated Note Indenture**");

AND WHEREAS pursuant to the Subco Note Guarantee (as defined herein), OSH has provided a limited cash flow guarantee to the Holding Entity of certain obligations of OSH Subco, LLC under the 12.5% Subordinated Note in the aggregate principal amount of US$22,284,017 issued by OSH Subco, LLC to the Holding Entity (the "**Subco Note**");

AND WHEREAS the parties hereto consider that it is desirable to establish and agree as to the ranking and enforcement of the Guarantees and the respective indebtedness guaranteed thereby;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement:

(a) "**Act of Enforcement**" means the making of any Demand or the taking of any action to: (i) cause the Guarantor to be declared bankrupt or insolvent; (ii) procure the appointment of a receiver over any of the Guarantor's assets or property or to otherwise wind-up or liquidate the assets or business of the Guarantor; (iii) procure the appointment of a monitor with the power to approve expenditures; (iv) execute any judgment against the Guarantor or allow any pre-judgement or post-judgement execution against the Guarantor; or (v) exercise any other remedy whatsoever;

(b) "**Demand**" means a claim for payment or performance of its obligations of any indebtedness due under the Guarantees as a result of any Default on the part of the Guarantor;

(c) "**Default**" means the occurrence of any event which, with the passage of time or the giving of notice, or both, gives a Guaranteed Party the right to exercise an enforcement remedy against the Guarantor in accordance with the provisions of the Guarantee;

(d) "**Guaranteed Party**" means the Holding Entity or the Trustee, as the case may be (collectively, "**Guaranteed Parties**");

(e) "**Guarantees**" means collectively, the Subordinated Note Guarantee and the Subco Note Guarantee (each a "**Guarantee**");

(f) "**Guarantor**" means OSH;

(g) "**Guarantor Credit Agreements**" means those credit agreements to which the Guarantor is borrower or debtor with respect to the Senior Indebtedness;

(h) "**Holding Entity**" means OSH Holdings, LLC, an Oklahoma limited liability company;

(i) "**OSH**" means Oklahoma Spine Hospital, L.L.C., an Oklahoma limited liability company;

(j) "**Proceeds**" means any and all cash and non-cash proceeds received by either of the Guaranteed Parties as a result of the making of any Demand or the taking of any other Act of Enforcement with respect to any indebtedness owing under the Guarantees after the occurrence of a Default, including (without limitation) any amounts received on the

distribution, voluntary or involuntary, of all or any part of the property of the Guarantor or the proceeds thereof, in connection with the bankruptcy, liquidation or winding-up of the Guarantor or in connection with any composition with creditors or scheme of arrangement to which the Guarantor is a party upon or with respect to the Indebtedness or otherwise;

(k) "**Senior Indebtedness**" of the Guarantor means any debt, liability or obligation secured by a lien, pledge, hypothecation, charge, mortgage, security interest or any other type of encumbrance;

(l) "**Subco Note"** has the meaning set out in the Recitals;

(m) **"Subco Note Guarantee"** means the limited cash flow guarantee dated as of the date hereof granted by the Guarantor in favour of the Holding Entity as amended, extended, restated, or otherwise modified from time to time;

(n) "**Subordinated Note Indenture"** has the meaning set out in the recitals;

(o) **"Subordinated Note Guarantee"** has the meaning as set out in the recitals; and

(p) **"Unsecured Indebtedness"** of the Guarantor means any debt, liability or obligation, existing and in the future, not secured by a lien, pledge, hypothecation, charge, mortgage, security interest or any other type of encumbrance; including trade payables.

1.2 Gender and Number

Words denoting the singular include the plural and vice versa and words denoting any gender include all genders.

1.3 Headings, etc.

The division of this Agreement into Articles, sections, subsections, paragraphs and clauses and the insertion of headings are for convenience of reference only and shall not affect the interpretation of this Agreement.

1.4 Reference to this Agreement

The words "Agreement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to this Intercreditor Agreement as a whole and not to any particular Article, section, subsection, paragraph, clause or schedule or other portion hereof, and the expressions "Article" and "Section" followed by a number mean and refer to the specified Article and section of this Agreement, except as otherwise provided herein.

1.5 No Rights Conferred on Guarantor

Subject to Section 2.1, nothing in this Agreement shall be construed as conferring any rights upon the Guarantor or any third party. The terms and conditions hereof are and shall be for the sole and exclusive benefit of the Guaranteed Parties to this Agreement.

1.6 Time of the Essence

Time shall in all respects be of the essence of this Agreement.

ARTICLE 2
SUBORDINATION AND RANKING

2.1 Subordination

Each of the Trustee and the Holding Entity hereby acknowledges, covenants and agrees that any rights conferred upon it pursuant to this Agreement or under the Guarantees are unsecured rights and are expressly subordinated in right of payment to the prior indefeasible payment in full of all existing and future Senior Indebtedness of the Guarantor, including the Guarantor Credit Agreements. The subordinations, agreements and priorities set forth herein and in Section 2.2 shall remain in full force and effect, regardless of whether any party hereto in the future seeks to rescind, amend, terminate or reform by litigation or otherwise, its agreements with the Guarantor.

2.2 Pro Rata Sharing

The Guaranteed Parties hereby agree with each other and declare that, subject to section 2.1, upon the making of any Demand pursuant to Section 3.1:

(a) the Guarantees shall in all respects, rank *pari passu*, equally and ratably among the Guaranteed Parties and with all other Unsecured Indebtedness, regardless of the order of priority of execution of the Guarantees and the enforcement of any rights thereunder; and

(b) any and all funds received by any Guaranteed Party, directly or indirectly, from the Guarantor and all Proceeds distributed pursuant to the Guarantees shall be distributed between the Guaranteed Parties on a pro rata basis, based upon the respective outstanding amounts due and owing to the Guaranteed Parties by the Guarantor under their respective Guarantee. Any costs incurred by a Guaranteed Party in enforcing its respective rights under its Guarantee shall be deducted from any proceeds received by a Guaranteed Party from the Guarantor prior to any allocation and distribution of proceeds to the Guaranteed Parties.

2.3 Application

The equal pro rata ranking of the Guarantees set out in Section 2.2 and all other rights established, altered or specified herein shall extend to all proceeds in any form derived, arising or resulting from any exercise of remedies pursuant to the making of a Demand under Section 3.1.

ARTICLE 3
ENFORCEMENT OF CLAIMS

3.1 Notice of Default

Subject to section 2.1, each Guaranteed Party shall, after becoming aware of the occurrence of a Default under its respective Guarantee, forthwith give written notice thereof to the other Guaranteed Party and the Guarantor (it being understood that any failure to so notify each other or the Guarantor shall not affect the rights of any Guaranteed Party under this Agreement or the Guarantees). Such notice shall constitute a Demand for payment pursuant to the Guarantees and shall authorize the Guaranteed Parties to exercise any remedies permitted by this Agreement or the Guarantees.

3.2 Enforcement

Following the occurrence of a Default, and subject to Section 3.4, each Guaranteed Party shall be entitled to take an Act of Enforcement to enforce its rights under its respective Guarantee; provided however that any Proceeds received by such Guaranteed Party in connection with such Act of Enforcement shall be dealt with in accordance with Section 3.3.

3.3 Distribution of Proceeds

All Proceeds received by any Guaranteed Party following the occurrence of any Default shall be held in trust for the other Guaranteed Party and shall be distributed pro rata between the Guaranteed Parties in accordance with Section 2.2.

3.4 Conditions of Enforcement

Notwithstanding any of the provisions of the Guarantees or this Agreement, a Guaranteed Party shall not, at any time, take any Act of Enforcement until and unless (i) such Act of Enforcement has been authorized and is in accordance with the provisions of the Subordinated Note Guarantee or the Subco Note Guarantee, as the case may be, and (ii) the borrower is in arrears in the payment of interest under the Subordinated Note Indenture or Subco Note, as the case may be.

3.5 Receipt of Payments

To the extent that either Guaranteed Party receives Proceeds in excess of the portion thereof to which such Guaranteed Party is entitled pursuant to the provisions

of this Agreement or the Subco Note or Subordinated Indenture, as the case may be, such Guaranteed Party shall forthwith pay such excess portion of the Proceeds received by it to the other Guaranteed Party in accordance with the provisions of this Agreement in the form received (except for any endorsement or assignment required by the recipient thereof), and, until so delivered, the same shall be held in trust for the other.

3.6 Insolvency or Dissolution

In the event of any payment or distribution of assets of the Guarantor upon or under any dissolution, winding-up, liquidation or scheme of arrangement (or reorganization equivalent thereto) or any insolvency, receivership or bankruptcy proceedings of the Guarantor pursuant to any insolvency law, any such payment or distribution of assets shall be treated for all purposes as Proceeds and shall, subject to Section 2.1, be shared by the Guaranteed Parties in accordance with the provisions of Section 2.2. Without limiting the foregoing, if a voluntary or involuntary bankruptcy petition or other insolvency proceeding shall be filed with respect to the Guarantor or its assets or properties, this Agreement shall continue in full force and effect.

ARTICLE 4
TRUSTEE

4.1 Authorization to Act

The Trustee is hereby authorized pursuant to the terms of the Subordinated Note Indenture, on behalf of the holders of the Subordinated Notes, to (i) execute and enter into this Agreement and all other instruments relating thereto, (ii) take actions on its behalf permitted under the provisions of this Agreement and all other instruments relating thereto and such other actions as are incidental thereto, and (iii) perform such duties as are delegated to the Trustee by the terms hereof and all other instruments relating thereto in accordance with the terms hereof and thereof.

The Trustee will require prior approval of the Holding Entity prior to consenting to any amendment of Sections 9 or 10 of the Subordinated Note Guarantee relating to the availability to the Trustee of Non-Liquidation and Liquidation Remedies (as defined therein).

4.2 Risk Own Funds

None of the Sections contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers.

4.3 Resignation; Appointment of New Trustee

The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder. In the event of the Trustee resigning, being removed in accordance with the provisions of the Subordinated Note Indenture, being dissolved,

becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, a new Trustee must forthwith be appointed by the holders of the Subordinated Notes under the Subordinated Note Indenture, and in accordance with the terms of the Subordinated Note Indenture. On any new appointment, the new trustee shall be vested with the same powers, rights, duties and obligations as if it had been originally named herein as Trustee.

Any corporation into which the Trustee may be merged or with which it may be consolidated or amalgamated or any corporation resulting from any merger, consolidation or amalgamation to which the Trustee is a party or any company acquiring the corporate trust business of the Trustee will be the successor Trustee to such Trustee under this Agreement without the execution of any instrument or any further act.

ARTICLE 5
MISCELLANEOUS

5.1 Assignment

No Guaranteed Party may assign, transfer or convey any of its rights or obligations hereunder without the prior written consent of the other Guaranteed Party, except that the Trustee may assign, transfer or convey its rights or obligations to any successor of the Trustee under the Subordinated Note Indenture.

5.2 Termination

This Agreement shall be a continuing agreement and shall be irrevocable and shall remain in full force and effect until the earlier of: (i) a written agreement of the Guaranteed Parties to the contrary is entered; (ii) such time as both Guarantees have been terminated; or (iii) the obligations under the Subordinated Note Indenture and Subco Note have been fully satisfied or, in the case of the Subordinated Note Indenture, the borrower has exercised its right to the defeasance of its obligations. If for any reason whatsoever, the Subordinated Note Indenture is terminated, whether by operation of law, court order, judgment, agreement of the parties thereto or this Agreement, then the Subco Note Guarantee shall terminate concurrently, and the Holding Entity shall not be entitled to any benefits thereunder.

5.3 Specific Performance

Each of the Guaranteed Parties is hereby authorized to demand specific performance of this Agreement and each of the Guaranteed Parties hereby irrevocably waives any defense based on the adequacy of a remedy at law which might be asserted as a bar to the remedy of specific performance thereof in any such action.

5.4 Governing Law and Attornment

This Agreement and the rights and/or obligations of the Guarantor and the Trustee hereunder shall be governed by and construed in accordance with the laws of the Province of Ontario, Canada.

5.5 Exchange of Information

The Guaranteed Parties may, but are not required to, furnish to each other at any time and from time to time, any information in their respective possessions relevant to their respective interests under the Guarantees, whether or not of a confidential nature, relating to the Guarantor, its business, property and prospects.

5.6 Amendments

(a) No amendment of this Agreement shall be effective unless made in writing in an instrument executed by each Guaranteed Party.

(b) The Trustee and the Holding Entity will not consent or agree to amendments to either the Subordinated Note Guarantee or the Subco Note Guarantee, respectively, unless equivalent amendments are made to the other guarantee.

5.7 No Partnership or Joint Venture

In no event shall the execution and delivery of this Agreement by the Guaranteed Parties hereto or the performance of their respective obligations hereunder constitute or be deemed or construed as constituting any partnership, joint venture or similar relationship between them.

5.8 Severability

If any provision of this Agreement is or becomes illegal, invalid or unenforceable, such provision shall be severed from this Agreement and be ineffective to the extent of such illegality, invalidity or unenforceability. The remaining provisions hereof shall be unaffected by such provision and shall continue to be valid and enforceable.

5.9 Trial By Jury

THE TRUSTEE AND THE HOLDING ENTITY HEREBY IRREVOCABLY WAIVE ALL RIGHTS TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR A RELATED GUARANTEE.

5.10 No Release of Obligations

Nothing in this Agreement is intended to or shall impair or affect the obligations of the Guarantor to perform its obligations under each of the Subordinated Note Guarantee and the Subco Note Guarantee in accordance with their respective terms.

5.11 Notices

Except where otherwise expressly provided herein, all notices or other communications given pursuant to this Agreement shall be in writing and will be valid and effective if delivered by hand, sent by facsimile or mailed by registered mail, postage prepaid at the following addresses:

If to the Holding Entity:

OSH Holdings, LLC
c/o Oklahoma Spine Hospital, L.L.C.
4120 W. Memorial Road, Suite 300
Oklahoma City, Oklahoma 73120
United States of America

Attention: Kevin Blaylock
Fax: 405.749.1671

If to the Trustee:

Computershare Trust Company of Canada
100 University Avenue
9th Floor, North Tower
Toronto, Ontario
M5J 2Y1

Attention: Manager, Corporate Trust
Fax: 416.981.9777

or to such other address as may be specified by any party to the other by notice given in the manner herein provided and, subject to the following sentence, will be deemed to have been given at the time of delivery or sending by facsimile or on the third Business Day after mailing. In the event that normal mail service shall be interrupted by strike, *force majeure* or other cause, the party sending the notice or other communication shall deliver it or send it by facsimile device.

5.12 No Third Party Reliance

Subject to Section 2.1, no person, including a trustee in bankruptcy or representative of creditors, other than the Guaranteed Parties, shall be entitled to any benefit under this Agreement so as to claim any priority over either Guaranteed Party with respect to any provision of this Agreement or a related Guarantee.

5.13 Further Assurances

The parties to this Agreement shall each from time to time execute and deliver such further documents and do such other acts or things as may from time to time be necessary to carry out the full intent and purpose of this Agreement and each part hereof.

5.14 Successors and Assigns

This Agreement shall be binding upon each of the parties hereto and its or his successors and assigns, and shall enure to the benefit of each of the parties hereto and its or his successors and permitted assigns.

5.15 Counterparts

This Agreement may be executed in counterparts (whether by facsimile signature or otherwise), each of which shall constitute an original and all of which taken together shall constitute one and the same instrument.

5.16 Waivers

No failure on the part of any of the parties to exercise any right under this Agreement shall operate as a waiver of such right; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right; nor shall any waiver of one provision be deemed to constitute a waiver of any other provision (whether or not similar). No waiver of any of the provisions of this Agreement shall be effective unless it is in writing duly executed by the waiving Guaranteed Party.

[INTENTIONALLY LEFT BLANK]

IN WITNESS OF WHICH the parties hereto have caused this Agreement to be duly executed by their proper and duly authorized officers as of the day and year first above written.

OSH HOLDINGS, LLC

Per: *(signed) "Kevin Blaylock"*

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: *(signed) "Morag Abraham"*

Per: *(signed) "Lulu Tao"*

SECOND AMENDED AND RESTATED

OPERATING AGREEMENT

OF

OKLAHOMA SPINE HOSPITAL, L.L.C.

TABLE OF CONTENTS

SECOND AMENDED AND RESTATED OPERATING AGREEMENT OF OKLAHOMA SPINE HOSPITAL, L.L.C.

THIS SECOND AMENDED AND RESTATED OPERATING AGREEMENT of OKLAHOMA SPINE HOSPITAL, L.L.C., an Oklahoma limited liability company (the "**Company**"), is made and entered into by and among the Company, OSH SUBCO, LLC, an Oklahoma limited liability company ("**Subco**") and MEDICAL FACILITIES HOLDINGS (USA), LLC, a Delaware limited liability company ("**MF USA**"), effective as of this 21st day of June, 2005 in order to amend and restate the Amended and Restated Operating Agreement of the Company dated September 1st, 1998 as amended by a first amendment dated may 1st, 1999, a second amendment dated February 1st, 2001 and a third amendment dated July 15, 2004. Certain capitalized terms used herein are defined in Article II herein below.

WHEREAS MF USA acquired its interest in the Company from certain members of the Company pursuant to an agreement of purchase and sale (the "**Purchase Agreement**") dated the date hereof;

AND WHEREAS pursuant to the terms of the Purchase Agreement, the members who sold a portion of their interest in the Company to MF USA agreed to transfer their remaining retained interest in the Company to OSH Holdings, LLC in exchange for membership interest in OSH Holdings, LLC;

AND WHEREAS OSH Holdings, LLC agreed to contribute its membership interest in the Company to OSH Subco, LLC in exchange for a membership interest in OSH Subco, LLC and a note from OSH Subco, LLC;

NOW THEREFORE, MF USA and OSH Subco, LLC agree as follows:

ARTICLE I GENERAL PROVISIONS

1.1 Formation; Effective Date.

The Company has been organized as an Oklahoma limited liability company by the filing of Articles under and pursuant to the Act and the issuance of a Certificate of Limited Liability Company for the Company by the Secretary of Oklahoma (the "**Certificate**"). This Agreement shall become effective upon the signing of this Agreement by all of the parties hereto.

1.2 Name.

The name of the Company is OKLAHOMA SPINE HOSPITAL, L.L.C.

1.3 Agreement.

The parties whose signatures appear on the signature pages of this Second Amended and Restated Operating Agreement (the "**Operating Agreement**" or "**Agreement**")

agree that this Operating Agreement shall govern the business and affairs of the Company, and that all previously executed operating agreements and every subsequent amendment, restatement, or interim agreement thereof executed prior to the date of this Agreement, shall be cancelled and of no effect whatsoever.

1.4 <u>Registered Office; Registered Agent; Principal Office in the United States; Other Offices</u>.

The registered office of the Company required by the Act to be maintained in the State of Oklahoma shall be located at Two Leadership Square, 10th Floor, 211 North Robinson, Oklahoma City, Oklahoma 73102 or such other office (which need not be a place of business of the Company) as the Members may designate from time to time in the manner provided by law. The registered agent of the Company in the State of Oklahoma shall be McAfee & Taft A Professional Corporation or such other Person or Persons as the Members may designate from time to time in the manner provided by law. The principal office of the Company in the United States shall be at 3601 Northwest, 138th Street in the Parkway Commons Office Park, Oklahoma City, Oklahoma 73134 or such place as the Members may designate from time to time, which need not be in the State of Oklahoma. The principal place of business of the Company shall be 14101 Parkway Commons Drive, Oklahoma City, Oklahoma 73134 or at such place as the Members may designate from time to time, which shall be in the State of Oklahoma. The Company may have such other offices as the Members may designate from time to time.

1.5 <u>Purposes</u>.

The purpose and character of the business of the Company shall be to construct, develop, own, maintain and operate the Hospital and any other hospital or other center on real property situated in Oklahoma.

1.6 <u>Term</u>.

The Company commenced its existence on the date the Secretary of State of Oklahoma issued the Certificate for the Company, and the term of the Company shall be perpetual, unless the Company shall be dissolved sooner and its affairs wound up in accordance with the Act or this Agreement.

ARTICLE II
DEFINITIONS

2.1 <u>Definitions</u>.

As used in this Operating Agreement, the following terms have the following meanings:

(a) "**Act**" means the Oklahoma Limited Liability Company Act and any successor statute, as amended from time to time.

(b) "**Additional Member**" means a Member other than an Existing Member who has acquired a Membership Unit from the Company in accordance with the terms of this Agreement.

(c) "**Affiliates**" means any group, entity or individual who is connected with, or associated with the Hospital, a Member or any other hospital owned or managed by the Company.

(d) "**Agreement**" means this Second Amended and Restated Operating Agreement of Oklahoma Spine Hospital, L.L.C., as the same may be amended, restated or otherwise modified from time to time.

(e) "**Articles**" means the Articles of Organization filed with the Secretary of State of Oklahoma on February 17, 1998, under which the Company was organized as an Oklahoma limited liability company under and pursuant to the Act.

(f) "**Bankruptcy**" means, with respect to a Member, the filing of a petition in bankruptcy, whether voluntary or involuntary, or the taking advantage of any bankruptcy or insolvency laws, or being adjudicated a bankrupt, or the filing of a petition or an answer proposing the adjudication of such Member as a bankrupt and such Member consents to the filing thereof or the same is not discharged or denied within sixty (60) days of the filing thereof.

(g) "**Basket Liabilities**" means any secured debt of the Company existing at the Effective Date (or any indebtedness incurred in substitution therefor); liabilities arising from or relating to the Guarantees; any indebtedness incurred in the ordinary course of business, including, but not limited to, indebtedness secured by the Company's accounts receivables or inventory; capital equipment financing secured by the equipment so financed; and any fixed asset mortgages incurred in the ordinary course of business.

(h) "**Blaylock Expense Termination Date**" means the fifth anniversary of the date the Blaylock Monthly Expense was first paid.

(i) "**Blaylock Monthly Expense**" means, prior to the Blaylock Expense Termination Date, the cash value of any compensation arrangement (up to but not exceeding US$250,000 per annum) required to be paid or granted to any person monthly by the Company, or one of its affiliates, to perform the duties that Kevin Blaylock performs for the Company if Kevin Blaylock's employment with the Company is terminated for any reason prior to the fifth anniversary of this Agreement.

(j) "**Business Day**" means any day other than a Saturday, a Sunday, or a holiday on which national banking associations in the State of Oklahoma are closed.

(k) "**Capital Account**" means the account maintained for a Member determined in accordance with Article VIII.

(l) "**Capital Contribution**" means any contribution of Property made by or on behalf of a Member.

(m) "**Centers**" means, the Company, Black Hills Surgery Center, LLP, Sioux Falls Surgical Center, LLP, and Dakota Plains Surgical Center, LLP and any other Entity that MF USA acquires an interest in that carries on an active operating business related to healthcare.

(n) "**Certificate**" has the meaning set out in Section 1.1.

(o) "**Code**" means the Internal Revenue Code of 1986 and any successor statute, as amended from time to time.

(p) "**Company**" means Oklahoma Spine Hospital, L.L.C., an Oklahoma limited liability company.

(q) "**Continuing Interests**" means the Membership Interest held by Subco (and indirectly by Holdco through its ownership interest in Subco) in this Company that are not exchangeable by Subco for IPSs pursuant to the Exchange Agreement.

(r) "**EBITDA**" means with respect to any specified period, earnings of the Company before deductions for interest, income taxes, depreciation and amortization and other non-recurring costs.

(s) "**Effective Date**" shall mean the effective date of this Agreement, which shall be the date of the closing of the purchase of Membership Units in the Company by MF USA in accordance with the terms of the Purchase Agreement.

(t) "**Entity**" means any general partnership, limited partnership, limited liability partnership, limited liability company, corporation, joint venture, association or a trust.

(u) "**Exchange Agreement**" means the agreement entered into on the Effective Date among MFC, MF USA and Subco regarding various exchange rights.

(v) "**Exchangeable Interests**" means the ownership interests held by Subco (and indirectly by Holdco through its ownership interest in Subco) in the Company that are exchangeable by Subco for IPSs.

(w) "**Existing Members**" means Subco and MF USA.

(x) "**Free Cash Flow**" means EBITDA less capital expenditures (expenditures to maintain the physical assets such as buildings and equipment in good working order or acquired or upgraded physical assets such as buildings and equipment less the amount borrowed or financed to acquire such additions), interest and principal repayment on borrowed debt, and federal or state taxes paid.

(y) "**Fully Diluted Interest**" means in respect of a person or group means its percentage interest in MFC assuming that all of the Physician Subcos' interests in the Centers (including the non-exchangeable interests held by the Physician Subcos, assuming that such interests are exchangeable on the same basis as the exchangeable interests held by each Physician Subco) have been exchanged. The term "**Public's Fully Diluted Interest**" as used in the definition of Subco Share Amount below shall assume the above referenced exchange but the Public shall be deemed not to hold such MFC interest notionally issued after such exchange when calculating the Public's percentage interest in MFC for that purpose.

(z) "**GAAP**" means accounting principles generally accepted in the United States of America in effect from time to time.

(aa) "**Guarantees**" means the limited cash flow guarantee by the Company of the Subordinated Notes and the limited cash flow guarantee by the Company of the Subco Note.

(bb) "**Holdco**" means OSH Holdings, LLC, an Oklahoma limited liability company.

(cc) "**Hospital**" means the hospital owned and operated by the Company.

(dd) "**Indemnitee**" has the meaning set out in Section 3.2(a).

(ee) "**Indenture**" means the 12.5% subordinated notes indenture between MFC and Computershare Trust Company of Canada dated March 29, 2004, as amended and supplemented.

(ff) "**IPSs**" means Income Participating Securities issued by MFC.

(gg) "**Liquidator**" has the meaning set out in Section 12.2.

(hh) "**LTCP**" has the meaning set out in Section 10.7(b).

(ii) "**Maintenance Capital Expenditures**" means expenditures to keep the Company's facilities and equipment in good working order so as to maintain existing revenues and includes expenditures on replacement equipment and repairs to existing equipment as well as leasehold expenditures to maintain the premises. It does not include expenditures that increase revenue such as expenditures to expand the facilities and costs incurred in the expansion of services.

(jj) "**Management Committee**" has the meaning set out in Section 10.1.

(kk) "**Manager**" means each individual elected or appointed pursuant to this Agreement to be a member of the Management Committee.

(ll) "**Member**" means each Existing Member and Additional Member.

(mm) "**Membership Interest**" means the entire membership interest in the Company held by a Member at any particular time, including the right of such Member to the Member's share of profits and losses, the right to receive distributions and any and all benefits to which a Member may be entitled or provided under this Agreement together with the obligations of such Member to comply with all terms and provisions of this Agreement.

(nn) "**Membership Unit**" means a unit of Membership Interest in the Company created pursuant to this Agreement.

(oo) "**MF USA**" means Medical Facilities Holdings (USA), LLC, a Delaware limited liability company.

(pp) "**MFC**" means Medical Facilities Corporation, a corporation continued under the laws of British Columbia, Canada.

(qq) "**MFC Operating Payment**" means an amount, determined as of any distribution date, equal to the Subco Share Amount for the current year as of the distribution date (plus any undistributed Subco Share Amounts in respect of previous years) less total distributions (if any) already received by MF USA under Section 8.8(b)(i)(A) during the current year.

(rr) "**MFC Reporting Cost**" means the costs and expenses incurred by MFC in connection with its reporting and other public issuer obligations.

(ss) **"Net Patient Revenue"** means the gross patient service revenue less adjustments made:

(i) to give effect to the contractual agreements the Hospital has made with third party payers that provide for the payment to the Hospital at amounts different from the established rates; and

(ii) an adjustment to the gross patient service revenue to the estimated net realizable amounts from patients, third party payers and other services rendered including retroactive adjustments .

(tt) "**Percentage Interest**" means, as to any Member as of any date, the percentage set forth after the Member's name on Schedule "A", as amended from time to time in accordance with this Agreement, which shall equal, as of such date, the number of Membership Units owned by such Member as of such date, divided by the total number of issued and outstanding Membership Units owned by all the Members as of such date.

(uu) "**Person**" includes an individual or an Entity (whether domestic or foreign).

(vv) "**Physician**" means an individual person who is licensed to practice medicine in the State of Oklahoma and who is a member of the medical staff of the Hospital and has clinical privileges to provide patient care services at the Hospital.

(ww) **"Physician Subcos"** means collectively Subco and the three South Dakota limited liability companies which hold a 49% interest in their respective Center and shall include any other Entity that subsequent to the date hereof acquires an interest in a Center (other than MF USA) provided that MF USA is the only other direct interest holder in such Entity.

(xx) "**Proceeding**" means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(yy) "**Property**" means any property, real or personal, tangible or intangible, including money and any legal or equitable interest in such property, but excluding services and promises to perform services in the future.

(zz) **"Public"** means the shareholders of MFC;

(aaa) "**Section 1446 Contribution Amount**" shall have the meaning set forth in Section 8.8(c)(ii).

(bbb) "**Section 1446 Distribution Amount**" shall have the meaning set forth in Section 8.8(c)(i).

(ccc) "**Section 1446 Interest Amount**" shall have the meaning set forth in Section 8.8(c)(iii).

(ddd) "**Subco**" means OSH Subco, LLC, an Oklahoma limited liability company.

(eee) "**Subco Note**" means the subordinated note issued by Subco to Holdco on the Effective Date, in the original principal amount of US$ 22,284,017.

(fff) **"Subco Share Amount"** means, in respect of a given year, Subco's share of the MFC Reporting Costs, determined as follows:

(i) if the MFC Reporting Costs for such year are C$350,000 or less, zero;

(ii) if the MFC Reporting Costs for such year are greater than C$350,000 but less than or equal to the quotient ("Threshold") resulting from dividing C$350,000 by the Public's Fully Diluted Interest, Subco's pro rata (based on Subco's Fully Diluted Interest relative to that of the other Physician Subcos) share of the amount of the MFC Reporting Costs in excess of C$350,000; and

(iii) in all other circumstances, the sum of (A) the amount that would have been determined in (ii), had the MFC Reporting Costs been equal to the Threshold, and (B) the product of (x) the difference between the MFC Reporting Costs and the Threshold and (y) Subco's Fully Diluted Interest, provided that under no circumstances will the Subco Share Amount for a given year exceed US$ 92,016.

(ggg) "**Stark Law**" means 42 U.S.C. §1395 nn, as the same may be amended from time to time.

(hhh) "**Subordinated Notes**" means the notes issued pursuant to the Indenture by MFC.

(iii) "**Transaction**" means the acquisition of the Membership Units by MF USA and the transfer of the remaining Membership Units to Holdco which were subsequently transferred to Subco as contemplated under the Purchase Agreement, and MFC's issuance of IPSs to fund the acquisition of the Membership Units and all transactions related thereto.

(jjj) "**Withholding Payment**" has the meaning set out in Section 8.10(b).

Other capitalized terms not defined herein shall have the meanings provided in the Purchase Agreement.

ARTICLE III
LIABILITY OF MEMBERS

3.1 **Liability of Members.**

(a) Except as set forth in any personal guaranties (if any) executed by a Member, no Member shall be liable due to his, her, or its standing as a Member, as such, for the liabilities, debts, or obligations of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members for liabilities, debts or obligations of the Company.

(b) Except as otherwise expressly provided by the Act or herein, no Manager or Member shall be liable, responsible or accountable in damages or otherwise to the Company, or to any Member for any acts or omissions performed or omitted in good faith and in a manner reasonably believed by the Manager or Member to be within the scope of the authority conferred upon him, her or it by this Agreement and in the best interests of the Company. Specifically, and without limiting the scope of the foregoing, the Manager or Member shall not be liable, responsible or accountable in damages or otherwise to the Company or any other Member for any action taken pursuant to the Agreement by the Manager or Member, in good faith, including, but not limited to, any actions taken by the Manager or Member as "tax matters partner" in connection with the examination by the Internal Revenue Service of the Company's Federal partnership tax return or the determination, protest, adjustment or adjudication of any Federal or state income tax liability of any Member resulting from the Company.

3.2 **Indemnification of Members and Management Committee.**

(a) The Company, to the fullest extent permitted by law, shall indemnify and hold harmless each Member, each Manager, and all officers, directors, trustees,

members (their heirs, successors, assigns, administrators, and personal representatives of such Member), employees, and agents of Members, the Company and the members of the Management Committee (individually, an "**Indemnitee**") from and against any and all losses, claims, demands, costs, damages, liabilities, expenses of any nature (including attorneys' fees and disbursements), judgments, fines, settlements, and other amounts arising from any and all claims, demands, or Proceedings in which an Indemnitee may be involved, or threatened to be involved, as a party or otherwise, arising out of or incidental to the business of the Company including liabilities under the federal and state securities laws, but excluding any liabilities in connection with the Transaction regardless of whether an Indemnitee continues to be a Member, a Manager, or an officer, director, trustee, partner, employee, or agent of a Member at the time any such liability or expense is paid or incurred, unless such claim, demand or Proceeding constituted a breach of the Indemnitee's duty of loyalty, was not in good faith or involved intentional misconduct or knowing violation of law, resulted in the receipt of an improper benefit or constituted recklessness.

(b) Expenses (including attorney fees, disbursements and expenses) incurred in defending any Proceeding specified in Subsection (a) of this Section shall be paid by the Company in advance of the final disposition of such Proceeding upon receipt of an undertaking (which need not be secured) by or on behalf of the Indemnitee. The Indemnitee shall repay such amount if it shall ultimately be determined, by a court of competent jurisdiction or otherwise, that the Indemnitee is not entitled to be indemnified by the Company hereunder.

(c) The indemnification provided by this Section shall be in addition to any other rights to which each Indemnitee may be entitled under any agreement or as approved by the Members, as a matter of law or otherwise, both as to action in the Indemnitee's capacity as a Member, a Manager, or as an officer, director, trustee, partner, employee, or agent of the Member, officer, and to action in another capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns, administrators, and personal representatives of such Indemnitee.

(d) The Company may purchase and maintain insurance on behalf of any one or more Indemnities, and other such Persons as the Members shall determine, against any liability which may be asserted against or expense which may be incurred by such Person in connection with the Company's activities, whether or not the Company would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) Any indemnification hereunder shall be satisfied solely out of Company Property and the Members shall not be subject to personal liability by reason of these indemnification provisions.

(f) An Indemnitee shall not be denied indemnification in whole or in part under this Section because the Indemnitee had an interest in the transaction with respect to

which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(g) The provisions of this Section are for the benefit of the Indemnities and the heirs, successors, assigns, administrators, and personal representatives of the Indemnities and shall not be deemed to create any rights for the benefit of any other Persons.

ARTICLE IV
ADMISSION OF MEMBERS; PERMISSIBLE RELATIONSHIPS

4.1 Admission of Additional Members.

The Management Committee, with MF USA's consent, shall make all determinations as to admission of Persons as Members of the Company and issuances of Membership Units. As a condition to admitting any Additional Member, such Person must execute and deliver an addendum to this Agreement pursuant to which such Additional Member agrees to be bound by all the terms and conditions hereof and any other agreements or documents as determined by the Management Committee. Notwithstanding the foregoing, in no event shall the Management Committee admit any Person as a Member of the Company if such admission would adversely impact the Hospital's compliance with or status with respect to the Stark Law, including without limitation if such admission would result in an increase in the number of physicians (or immediate family members of physicians) who directly or indirectly own interests in the Hospital ("**Physician Investors**") over the number of Physician Investors as of November 18, 2003, that would, as a result, restrict any Physician Investor from referring Medicare beneficiaries and Medicaid recipients for care, services or treatment at the Hospital.

4.2 Permissible Relationships.

The Members understand that the Company's operations are subject to various state and federal laws regulating permissible relationships between the Members and entities such as the Company, including 42 U.S.C. 1320a-7(b) (the "**Fraud and Abuse Statute**") and 42 U.S.C. 1395nn (the "**Stark Law**"). It is the intent of the parties that the Company operate in a manner consistent with the foregoing statutes. The Members also acknowledge referrals to the Hospital are intended to be in compliance with the Stark Law exception provided in 42 U.S.C. 1395nn(d)(3), generally known as the "whole hospital" exception.

4.3 Physician Autonomy.

Nothing in this Agreement shall be deemed to affect or restrict a physician from referring patients to any facility he or she deems appropriate. The appropriate treatment of a patient shall be dictated by such patient's needs and desires and applicable medical ethics. Accordingly, nothing in this Agreement shall be construed to require any Physician to direct his or her patients to facilities operated by the Company, and nothing in this Agreement shall be construed to impede and preclude in any way a Physician's right to send patients to any facility which such Physician and/or patients desire. Further, nothing contained in this Agreement shall preclude the Physician from providing professional medical services as a physician or in any way impede the exercise of their medical judgment.

4.4 Title to Membership Units.

A Membership Unit may be owned by a Person which possesses the necessary qualifications to be admitted as a Member to the Company.

4.5 Subco's Membership Units.

Subco's Membership Units shall include Exchangeable Interests and Continuing Interests. The Exchangeable Interests may be exchanged pursuant to the Exchange Agreement. Upon the exchange of Exchangeable Interests, Schedule A hereto shall be updated to reflect the decrease in Membership Units held by Subco and the corresponding increase in Membership Units held by MF USA. Upon a transfer of the Membership Interests permitted by this Agreement, Schedule A hereto shall be updated to reflect the revised Percentage Interests of the Members.

ARTICLE V
MEMBER MEETINGS

5.1 Annual Meeting.

The annual meeting of the Members shall be held each year as determined by the Management Committee. The annual meeting may take place either in person or by means of conference telephone or similar communications equipment and participation by such means shall constitute presence for purposes of Section 5.4.

5.2 Special Meetings.

Special meetings of the Members may be called by the Management Committee or by any Member. The notice for such special meeting shall state the matters to be discussed. The special meeting may take place either in person or by means of conference telephone or similar communications equipment and participation by such means shall constitute presence for purposes of Section 5.4.

5.3 Notice.

Written or printed notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than five (5) days prior to the date of the meeting, either personally, by facsimile, electronic mail or by mail, to each Member entitled to vote at the meeting, provided that such notice may be waived as provided in this Agreement. Notice sent by facsimile, electronic mail or hand delivery shall be deemed delivered on the date such notice is delivered. If such written notice is by U.S. Mail, it shall be sent by first class mail, postage prepaid, and addressed to the last known address of each Member, and shall be effective on the date of receipt or on the third day after mailing, whichever is earlier.

5.4 Voting and Quorum.

The Members shall be entitled to exercise one vote per Membership Unit with respect to all matters which are required to be submitted to the Members for their consent and approval. Except as otherwise provided in this Agreement, actions taken at a Company meeting where a quorum is present shall bind all Members as to the decisions made at the meeting. Members representing one hundred percent (100%) of the outstanding Membership Units shall constitute a quorum, and one hundred percent (100%) of the Membership Units of the quorum voting shall bind the Company, except were specifically noted herein requiring a differing percentage vote.

5.5 Proxies.

At all meetings of Members, a Member may vote by proxy executed and signed in writing by the Member or by its duly authorized attorney in fact. Such proxy shall be filed with the secretary of the Company before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution. The Member executing the proxy shall have the right at any time to withdraw the proxy authority, if so done in writing.

5.6 Action Without Meeting.

Any action required to be taken at an annual or special meeting of the Members, or any action which may be taken at a meeting of the Members, may be taken without a meeting, without prior notice, and without a vote, if unanimous consent in writing, setting forth the actions so taken, shall have been signed by the Members to approve such action. Every written consent pursuant to this section shall become effective at the time and remain effective for the period specified in the writing. A facsimile, or similar transmission by a Member, or a photographic, photostatic or similar reproduction of a writing signed by a Member, shall be regarded as signed by the Member for purposes of this Section.

ARTICLE VI
CONTRIBUTIONS

6.1 Capital Contributions.

Except as provided in Section 8.8(c) regarding the Section 1446 Contribution Amount, no additional Capital Contributions may be made absent unanimous written vote of the Members.

6.2 Interest on Capital Contribution.

No Member shall receive interest on his, her or its Capital Contribution.

6.3 Withdrawal of Capital Contribution.

No Member shall withdraw any part of his, her or its Capital Contribution.

6.4 No Third Party Rights.

The provisions of this Article VI are not for the benefit of any creditor or other person other than a Member to whom any debts, liabilities, or obligations are owed by, or who otherwise has any claim against, the Company or any Member and no creditor or other Person shall obtain any rights under this Article VI or by reason of this Article VI, or shall be able to make any claim in respect of any debts, liabilities or obligations against the Company or any Member. No Member shall be obligated to restore a deficit balance, if any, in the Member's Capital Account for the benefit, or on account of, any third party.

6.5 Section 754 Election.

Each party to this Agreement agrees that either MF USA or Subco may cause the Company to timely file an election under Section 754 of the Code for any taxable year of the Company provided, however, that the procedures set forth in Sections 10.5 and 10.6 of the Purchase Agreement shall be followed with respect to the Pre-Closing Tax Year and Post-Closing Tax Year. The electing Member shall reimburse the Company for all accounting expenses incurred by the Company as a result of such election.

ARTICLE VII
ACCOUNTING AND RECORDS

7.1 Fiscal Year; Company Books.

The Company, for accounting and income tax purposes, shall operate on a calendar year beginning on the 1st day of January each year and ending on the 31st day of December each year. The books of the Company shall be kept on an accrual basis, and the Company shall report its income and loss for federal income tax purposes on a cash or on an accrual basis, as determined by the Management Committee or as may be required by the Code. The Company's books and records shall be maintained at the principal place of business of the Company. Each Member shall have access thereto at all reasonable times. The records and books are confidential Company information. A Member shall not disclose any confidential Company information to anyone other than his, her or its attorney, accountant, or banker as required to assist with the Member's individual financial needs. Any Member shall further have the right to a private audit, provided that it shall be made at the expense of the Member desiring it and that it be made at reasonable times, after notice, and during regular business hours.

7.2 Engagement of Independent Accountants.

The Company shall engage, at Company expense, such independent certified public accountants as the Company shall designate to assist in the monthly reporting requirements, in the annual closing of the Company's books and to prepare the Company's tax returns.

7.3 Company Financial Statements.

The Company will provide monthly financial reporting to the Members in accordance with GAAP and in such a manner as MF USA may reasonably request to support MF

USA's discharge of its responsibility for MFC's financial disclosure requirements, including MFC's reporting requirements under the Transaction and MF USA's monitoring of budget compliance pursuant to this Agreement. Further, at the end of each year, the books and records of the Company shall be audited by independent certified public accountants, and said accountants as a result of said audit shall prepare financial statements which shall be prepared on the accrual basis of accounting and in accordance with GAAP as of the close of each year. Copies of the audited annual financial statements prepared by the accountants shall be delivered to the Members no later than seventy-five (75) days from the end of the year. The three other quarterly interim financial statements shall be delivered to the Members no later than forty-five (45) days after the end of the applicable quarter. The accountants employed by the Company will prepare and file a Company income tax return as prepared on a calendar year basis and deliver to the Members within 75 days after the end of the year or such other time as allowed by law, or by an approved extension, the applicable schedule K-1 showing the amount of profit or loss allocated to the Member for use in preparing the Member's income tax return.

7.4 Records to be Maintained.

In addition to maintaining the Company's books, the Management Committee shall maintain the following records at the principal office of the Company: (a) a current list of the full name and last known business address of each Member and Manager; (b) a copy of the Articles and all amendments thereto; (c) copies of the Company's federal, foreign, state and local income tax returns and reports, if any, for the three most recent years; and (d) copies of this Agreement and all amendments hereto.

7.5 Tax Conformity; Reliance on Accountants.

The determination of each Member's share of each item of income, gain, loss, deduction or credit of the Company for any period or fiscal year shall, for purposes of Sections 702 and 704 of the Code, be made in accordance with the provisions set forth in Article VIII, and for the Pre-Closing Tax Year and the Post-Closing Tax Year, in conformity with Sections 10.5 and 10.6 of the Purchase Agreement. The Managers shall have no liability to the Members or the Company if the Managers rely upon the written opinion of tax counsel or accountants retained by the Company with respect to all matters (including disputes) relating to computations and determinations required to be made under this Article VII or other provisions of this Agreement. For purposes of clarity, the parties intend that Sections 10.5 and 10.6 of the Purchase Agreement should supplement Sections 6.5 and 7.5 and the provisions of Article VIII of this Agreement. To the extent Sections 10.5 and/or 10.6 of the Purchase Agreement are inconsistent with Sections 6.5 and/or 7.5 and/or any provision of Article VIII of this Agreement, Sections 10.5 and/or 10.6, as applicable, shall control. To the extent they are not inconsistent, Sections 10.5 and 10.6 of the Purchase Agreement should be applied in conjunction with Sections 6.5 and 7.5 and Article VIII of this Agreement.

7.6 Partnership Treatment.

Notwithstanding any provision of Article X, neither the Management Committee or any Member shall take any action on behalf of the Company to be excluded from the application of Subchapter K of Chapter 1 of Subtitle A of the Code or any similar provisions of

applicable state law, and no provision of this Agreement will be interpreted to authorize such election. It is the intent of the Members that the Company continue to be treated as an entity taxable as partnership and each Member agrees to authorize such action necessary in order to maintain such characterization.

ARTICLE VIII
ALLOCATIONS AND DISTRIBUTIONS

8.1 **Fees and Expenses.**

(a) Each Member may incur ordinary and necessary business expenses, and pay for them with such Member's own funds, in connection with the business of the Company, including without limitation entertainment, promotion, continuing education, professional or business meetings and dues, professional or business publications, automobiles, cell phone, computers, related equipment and furniture expenses, and moving expenses. A Member shall have no right to be reimbursed by the Company for any such ordinary and necessary expenses except as specifically allowed by Company policy. Each Member is accountable to the Company for substantiating expenses covered by any reimbursement policies in the manner determined by the Management Committee.

(b) The Members shall be entitled to reimbursement for reasonable out-of-pocket expenses, including travel and entertainment expenses, incurred in connection with the business of the Company.

(c) The Company shall pay all of its own expenses, including legal, accounting, and such other professional fees and expenses incurred in the operation of the Company.

(d) Any fees or expenses to be paid to a Management Committee member shall be approved by the Management Committee with the Management Committee member who is the subject of the payment abstaining from voting, if applicable.

(e) The Management Committee may authorize the payment of salaries, fees and bonuses which it determines are in the best interests of the Company.

8.2 **Capital Accounts.**

A separate capital account (each a "**Capital Account**") shall be maintained for each Member in accordance with the Code, including, but not limited to, the rules of Treasury Regulations Section 1.704-1(b)(2)(iv), and this Section 8.2 shall be interpreted and applied in a manner consistent therewith. Whenever the Company would be permitted to adjust the Capital Accounts of the Members pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) to reflect revaluations of Company Property, the Company shall so adjust the Capital Accounts of the Members including without limitation as required by Section 10.6 of the Purchase Agreement. In the event that the Capital Accounts of the Members are adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) to reflect revaluations of Company Property, (i) the Capital Accounts of the Members shall be adjusted in accordance with Treasury

Regulations Section 1.704-1(b)(2)(iv)(g) for allocations of depreciation, depletion, amortization and gain or loss, as computed for book purposes, with respect to such property, (ii) the Members' distributive shares of depreciation, depletion, amortization and gain or loss, as computed for tax purposes, with respect to such property shall be determined so as to take account of the variation between the adjusted tax basis and book value of such property in the same manner as under Code Section 704(c), and (iii) the amount of upward and/or downward adjustments to the book value of the Company Property shall be treated as income, gain, deduction and/or loss for purposes of applying the allocation provisions of this Article VIII. In the event that Code Section 704(c) applies to Company Property, the Capital Accounts of the Members shall be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g) for allocations of depreciation, depletion, amortization and gain and loss, as computed for book purposes, with respect to such property. As of the Effective Date, the Capital Account balances of the Members shall be as set forth on Schedule "A" (which are in proportion to the Members' initial Percentage Interests).

8.3 **Allocation of Profits and Losses.**

After application of Sections 8.4 and 8.5, all items of income, gain, loss and deduction as determined for book purposes shall be allocated in such a manner that the balance of each Member's Capital Account at the end of any taxable year (increased by the sum of (a) such Member's "share of partnership minimum gain" as defined in Treasury Regulations Section 1.704-2(g)(1) and (b) such Member's share of "partner nonrecourse debt minimum gain" as defined in Treasury Regulations Section 1.704-2(i)(5)) would be positive to the extent of the amount of cash that such Member would receive (or would be negative to the extent of the amount of cash that such Member would be required to contribute to the Company) if the Company sold all of its Property for an amount of cash equal to the book value (as determined pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)) of such property (reduced, but not below zero, by the amount of nonrecourse debt to which such property is subject) and all of the cash of the Company remaining after payment of all liabilities (other than nonrecourse liabilities) of the Company were distributed immediately following the end of such taxable year in accordance with Section 8.8(b); provided, however that for the Pre-Closing Tax Year and Post-Closing Tax Year allocations shall be made consistent with the provisions of Section 10.5 and 10.6 of the Purchase Agreement.

8.4 **Minimum Gain Chargebacks and Non-Recourse Deductions.**

(a) Notwithstanding any other provisions of this Agreement, in the event there is a net decrease in Partnership Minimum Gain during a Fiscal Year, the Members shall be allocated items of income and gain in accordance with Treasury Regulations Section 1.704-2(f). For purposes of this Agreement, the term "**Partnership Minimum Gain**" shall have the meaning set forth in Treasury Regulations Section 1.704-2(b)(2), and any Member's share of Partnership Minimum Gain shall be determined in accordance with Treasury Regulations Section 1.704-2(g)(1). This Section 8.4(a) is intended to comply with the minimum gain charge-back requirement of Treasury Regulations Section 1.704-2(f) and shall be interpreted and applied in a manner consistent therewith.

(b) Non-recourse deductions shall be allocated to the Members, *pro rata*, in proportion to their Percentage Interest. "**Non-recourse deductions**" shall have the meaning set forth in Treasury Regulations Section 1.704-2(b)(1).

(c) Notwithstanding any other provisions of this Agreement, to the extent required by Treasury Regulations Section 1.704-2(i), any items of income, gain, loss or deduction of the Company that are attributable to a nonrecourse debt of the Company that constitutes "partner nonrecourse debt" as defined in Treasury Regulations Section 1.704-2(b)(4) (including chargebacks of partner nonrecourse debt minimum gain) shall be allocated in accordance with the provisions of Treasury Regulations Section 1.704-2(i). This Section 8.4(c) is intended to satisfy the requirements of Treasury Regulations Section 1.704-2(i) (including the partner nonrecourse debt minimum gain chargeback requirements) and shall be interpreted and applied in a manner consistent therewith.

8.5 Qualified Income Offset.

Any Member who unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) that causes or increases a deficit balance in its Capital Account shall be allocated items of income and gain in an amount and a manner sufficient to eliminate, to the extent required by Treasury Regulations Section 1.704-1(b)(2)(ii)(d), such deficit balance as quickly as possible.

8.6 Elections.

Except as otherwise provided by this Agreement and Sections 10.5 and 10.6 of the Purchase Agreement, any elections or other decisions relating to the allocations of Company items of income, gain, loss, deduction or credit or with respect to any tax matters shall be made by the Management Committee in any manner that reasonably reflects the purpose and intent of this Agreement.

8.7 Limitations on Distributions.

No distribution shall be declared and paid, if such distribution would be in contravention of (i) this Agreement, (ii) any agreement with an unrelated third party to which the Company is subject (including, but not limited to, agreements governing the terms of indebtedness for borrowed money from institutional lenders) or (iii) the laws of the State of Oklahoma including a distribution which would be a fraudulent conveyance as against the creditors of the Company.

8.8 Distributions.

(a) Policy to Maximize Distributions. To the maximum extent possible, net cash flow from operations, capital transactions and other sources, to the extent such amounts are in excess of debt service obligations and working capital requirements (including reserves), as reasonably determined by the Management Committee, shall be distributed to the Members in monthly distributions on or before the 10th

day of each month in accordance with the provisions of Section 8.8(b), 8.8(c) and 8.8(d).

(b) Amount and Priority of Distributions. Except as provided in Sections 8.8(c) and 8.8(d), all distributions of cash or Property shall be made in the following order and priority:

(i) First,

the sum of

(A) the MFC Operating Payment, plus

(B) the Blaylock Monthly Expense (if any), plus

(C) the amount, if any, that Maintenance Capital Expenditures incurred by the Company in the immediately preceding fiscal year ending on or before December 31, 2009 are greater than 1.6% of Net Patient Revenue for such period (provided that, for the purposes of this section, such amount shall not exceed the difference between 1.6% and 2.3% of Net Patient Revenue for such period);

minus,

(D) the amount, if any, that Maintenance Capital Expenditures incurred by the Company in the immediately preceding fiscal year ending on or before December 31, 2009 was less than 1.6% of Net Patient Revenue for such period;

shall, if the result is a positive number, be distributed 100% to MF USA; or, if the result is a negative number, be distributed 100% to Subco (such negative number being translated into a positive cash amount);

(ii) if the result in (i) above was a positive number and the corresponding payment is made to MF USA, then an amount equal to 51% of the total distributable amount (for certainty, the amount available for distribution pursuant to Section 8.8(a) on any distribution date prior to a payment being made under (i) (the "**Total Distribution Amount**")) shall be paid to MF USA and the remaining cash or Property shall be paid to Subco; or

if the result in (i) above was a negative number and the corresponding payment made to Subco, then an amount equal to 49% of the Total Distributable Amount shall be paid to Subco and the remaining cash or Property shall be paid to MF USA.

(c) Section 1446 Withholding Tax; Special Contributions

(i) Section 1446 Distribution Amount. For any taxable year of the Company, the "**Section 1446 Distribution Amount**" shall be the amount of withholding tax paid by the Company under Code Section 1446 with respect to MF USA (by virtue of MFC's ownership of MF USA) with respect to such year. Section 1446 Distribution Amounts shall not affect the amounts distributed under Section 8.8(b) but such amounts shall otherwise be treated as distributions to MF USA under this Agreement.

(ii) Section 1446 Contribution Amount. For any taxable year of the Company, the "**Section 1446 Contribution Amount**" shall be the sum of the Section 1446 Distribution Amount for such year plus the Section 1446 Interest Amount accrued with respect to such Section 1446 Distribution Amount. The entire Section 1446 Contribution Amount for a taxable year shall have been contributed (in one or more instalments and in immediately available funds) by MF USA to the Company on or before the earlier of (A) three days after the receipt by MF USA of a U.S. federal income tax refund with respect to such taxable year, or (B) the 15th day of the 9th month of the taxable year following such taxable year. MF USA shall use their best efforts to obtain any refund of U.S. federal income taxes to which MFC is entitled as quickly as possible.

(iii) Section 1446 Interest Amount. The "**Section 1446 Interest Amount**" shall be an amount, accruing in the nature of interest, calculated (A) with respect to the excess, as from time to time determined, of the Section 1446 Distribution Amount for a taxable year of the Company over the Section 1446 Contribution Amount for such year that has been contributed by MF USA to the Company, and (B) using an interest rate and compounding assumptions that are consistent with the terms of the Company's borrowing to fund such Section 1446 Distribution Amount, which terms MF USA has agreed to, or such other interest rate and compounding assumptions as may be agreed to by the Management Committee and MF USA.

(d) Distributions in Liquidation of a Member's Interest in the Company. In the event the Company (or a Member's interest therein) is "liquidated" within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g), then any distributions shall be made pursuant to this Section 8.8(d) to the Members (or such Member, as appropriate), in accordance with their positive Capital Account balances in compliance with Treasury Regulations Section 1.704-1(b)(2)(b)(2).

(e) Direction of Distribution Proceeds. All distributions made to a Member pursuant to this Agreement shall, at the election of such Member, be made via wire transfer pursuant to instructions provided by such Member to the Management Committee from time to time in writing.

8.9 **<u>No Deficit Restoration by Members</u>.**

No Member shall have any obligation to restore a deficit balance in its Capital Account upon liquidation of its interest in the Company or otherwise. The foregoing shall not limit any obligation of MF USA to make the Capital Contributions described in Section 8.8(c).

8.10 **<u>Other Withholding</u>.**

(a) Notwithstanding anything else herein, withholding pursuant to Code Section 1446 with respect to MF USA shall be governed by Section 8.8(c).

(b) With respect to withholding tax obligations not governed by Section 8.8(c), the Company shall at all times be entitled to make payments with respect to any Member in amounts required to discharge any obligation of the Company to withhold from a distribution or make payments to any governmental authority with respect to any foreign, federal, state or local tax liability of such Member arising as a result of such Member's interest in the Company (a "**Withholding Payment**"). Any Withholding Payment made from funds withheld upon a distribution will be treated as distributed to the Member for all purposes of this Agreement. Any other Withholding Payment will be deemed to be a recourse loan by the Company to the relevant Member. The amount of any Withholding Payment treated as a loan, plus interest thereon from the date of each such Withholding Payment until such amount is repaid to the Company at an interest rate per annum equal to the prime rate quoted in the *Wall Street Journal* from time to time, plus 2%, shall be repaid to the Company (i) upon demand by the Company, (ii) by deduction from any distributions payable to such Member pursuant to this Agreement (with such deduction treated as an amount distributed to the Member), in either case as determined by the Management Committee in its sole discretion, or (iii) by earlier payment by the Member to the Company.

8.11 **Distribution in Kind**

If the Management Committee determines that a portion of the Company's Property should be distributed in kind to the Members, the Management Committee must obtain an independent appraisal of the fair market value of each of those assets as of a date reasonably close to the date of the distribution. Any unrealized appreciation or depreciation with respect to the asset will be allocated among the Members in accordance with Section 8.2 (assuming that the property is sold for the appraised value) and distribution of any of those assets in kind to any Member will be considered a distribution of an amount equal to the assets' appraised fair market value for purposes of determining the Capital Account of the distributee.

ARTICLE IX
DEBT LIMITATIONS

9.1 **Company Debt.**

The Company shall not, without approval of MF USA's board of managers, have any liabilities outstanding for borrowed money in excess of $5 million dollars, other than Basket Liabilities.

ARTICLE X
MANAGEMENT

10.1 **Management Committee.**

The business and affairs of the Company shall be managed and controlled by the Management Committee except as herein limited requiring the approval of either MF USA's board of managers or Subco, or both.

(a) The Management Committee shall be elected at the annual meeting of the Company which date shall be fixed by the Management Committee in each year.

(b) The Management Committee shall be comprised of eight (8) members. Seven (7) members shall be elected by Subco. Two of the seven Members elected by Subco shall be the Medical Director of the Facility and a non-physician business person, which shall initially be Kevin Blaylock. One (1) member shall be elected by MF USA. The Management Committee shall be elected for terms of one (1) year, and until their successors are duly elected.

(c) A Management Committee member may be expelled for cause from the Management Committee upon unanimous written consent of the Members, at a regular or a special meeting. For the purposes of this subsection "**cause**" shall mean a material breach of any provision of this Agreement as a member of the Management Committee or a member's fiduciary duty as a member of the Management Committee or the Bankruptcy, incompetency, or conviction of a felony or the attachment or levy upon the Property of the Management Committee member.

(d) Vacancies occurring on the Management Committee due to the death, disqualification, disability, expulsion or resignation of a Management Committee member shall be filled by the respective Member who elected the Management Committee member.

(e) The Management Committee members may receive compensation for their services as approved by the Management Committee on a yearly basis with all increases in compensation being approved for the following term of the Management Committee.

10.2 Meetings.

The Management Committee shall on at least a quarterly basis hold meetings. Regular or special meetings of the Management Committee shall be held at such time and place as set forth in the notice of the meeting, which notice shall be delivered at least twenty-four (24) hours in advance of the meeting, unless said notice is waived by each Manager. In the absence of the designation of a place, regular or special meetings shall be held at the principal office of the Company. The notice for the special meeting shall include an agenda of items to be discussed. Any meeting may be held by telephone conference or similar communications device, and so long as all Managers participating in such meeting can hear one another, and all such Managers shall be deemed to be present in person at such meeting.

(a) The Management Committee members shall each be entitled to one vote with respect to all items.

(b) The Management Committee needs five (5) members present for a quorum and a majority vote of the quorum shall bind the Company for all items upon which the Management Committee is authorized to vote.

(c) Written or printed notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than five (5) days prior to the date of the meeting, either personally, by facsimile, electronic mail or by mail, to each Member entitled to vote at the meeting, provided that such notice may be waived as provided in this Agreement. Notice sent by facsimile, electronic mail or hand delivery shall be deemed delivered on the date such notice is delivered. If such written notice is by U.S. Mail, it shall be sent by first class mail, postage prepaid, and addressed to the last known address of each Member, and shall be effective on the date of receipt or on the third day after mailing, whichever is earlier.

10.3 The Managers.

Each Manager shall devote as much time to the Company as is necessary for the proper conduct of the Company business.

10.4 Waiver of Notice.

The transactions of any meeting of the Management Committee, however called and noticed or wherever held, shall be as valid as though conducted at a meeting duly held after regular call and notice if a quorum is present and if, either before or after the meeting, each of the Managers signs a written waiver of notice. The waiver of notice or consent need not specify the purpose of the meeting. All such waivers, consents, and approvals shall be filed with the Company books and records. Notice of a meeting shall also be deemed given to any Manager who attends the meeting without objecting to the lack of notice.

10.5 Action Without Meeting.

Any action required to be taken at a meeting of the Management Committee may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the actions so taken, shall have been signed by the number of the Management Committee members necessary to approve such action, as if a vote had been taken. Every written consent pursuant to this Section shall become effective at the time and remain effective for the period specified in the writing. A facsimile, or similar transmission by a Management Committee member shall be regarded as signed by a Management Committee member for purposes of this section. Prompt notice of the taking of any action by the Management Committee without a meeting by less than unanimous written consent shall be given to those Management Committee members who did not consent in writing to the action.

10.6 Budget.

The Management Committee will be responsible for preparing a budget for the following fiscal year by October 31 of each year, addressing projected revenue, expenditure and distributions. Any such budget which reflects the following:

(a) a material change (increase of 15% or more) in capital expenditures, reserves, debt or debt service obligations or significant expense items (specifically labour, overhead or any other expense item representing more than 15% of revenue);

(b) a reduction in distributions made during the previous year; or

(c) the incurrence of any extraordinary or non-recurring items;

will be subject to approval of the MF USA board of managers. The Management Committee and members of MF USA's board of managers, or their delegate, shall in good faith discuss the items which have activated MF USA's approval right under this Section 10.6 and the Management Committee will be provided an opportunity to prepare a revised budget for MF USA's review.

In the event that the Management Committee and MF USA's board of managers do not agree on a proposed budget by November 30 of the preceding year, MF USA's board of managers shall be entitled to establish the budget for the Company for that year.

10.7 Authority of Management Committee.

The business and affairs of the Company shall be managed by its Management Committee. The Management Committee shall have authority to contract and incur liabilities on behalf of the Company up to Two Hundred Fifty Thousand Dollars ($250,000) per transaction (other than payor contracts or those relating to capital expenditures contemplated in the budget which would result in expenditures in excess of $250,000.)

(a) The Management Committee shall decide who is selected for the following positions, however, in their sole and absolute discretion they may decide not to fill any position:

(i) Medical Director

(ii) Chief Financial Officer

(iii) Chief Operational Officer/Chief Executive Officer

The Management Committee shall decide the terms of the foregoing Company positions.

(b) The Management Committee may adopt with Subco approval a long-term compensation plan (herein "**LTCP**") for non-Physician Company senior management. The maximum amount of awards under such plans for the Company shall be as follows (for purposes of this subsection, "Threshold Amount" means 2004 EBITDA (US$13,638,136) with 5% annual growth compounding); if the surplus over the Threshold Amount is less than 5% then 0% of the surplus is available for LTCP; if the surplus over the Threshold Amount is 5% or more but less than 10% then 10% of the surplus is available for LTCP; if the surplus over the Threshold Amount is 10% or more but less than 15% then 15% of the surplus is available for LTCP; and if the surplus over the Threshold Amount is 15% or more then 20% of the surplus is available for LTCP.

(c) MF USA's board of managers shall have the right to terminate an officer of the Company only in the following circumstances:

(i) the officer has engaged in conduct which is fraudulent or grossly negligent.

(ii) the officer has participated in or acquiesced to a material breach of the Company's non-financial (including reporting) obligations to MF USA, or

(iii) the Company for a given year materially under-performs its budget (other than a budget imposed by MF USA's board of managers, unless such budget has been determined by an independent qualified arbiter to have been reasonably attainable) and such underperformance is, in the reasonable opinion of the MF USA's board of managers, attributable in material part to the officer's performance.

However, in no event shall MF USA have any right to determine, expel, or remove the seven members of the Management Committee elected by Subco's Membership Units.

10.8 Third Parties.

No person or entity dealing with the Company shall be required to inquire as to the authority of the Management Committee to take any action or to make any decision on behalf of the Company. As between the Company and any person or entity lending money or otherwise extending credit to the Company, it shall be conclusive to presume that the proceeds of such loan or other credit arrangement are to be and will be used exclusively for the purposes authorized under this Agreement. The signature of the Chairman or Vice-Chairman of the Management Committee on any document wherein lending money or extending credit to the Company is made is conclusively presumed to be authorized by the Company in accordance with this Agreement.

10.9 Subcommittees.

The Management Committee may appoint standing committees or ad hoc committees as the Management Committee deems necessary to assist in the management of the business of the Company. The Management Committee shall appoint a Credentials Committee, which shall be in existence at all times, with responsibility for determining the qualifications of Physicians performing services at the Hospital.

10.10 Subco Special Approval.

Notwithstanding the authority of the Management Committee, the following actions must be authorized by the prior written consent of Subco:

(a) Amendments to the governing documents of the Company, other than amendments of a clerical or inconsequential nature and which do not adversely affect the interests of Subco in any material respect;

(b) A merger, consolidation, combination or other material transaction of that nature by the Company;

(c) A direct or indirect sale of all or substantially all of the assets of the Company;

(d) Adoption by the Company of any plan or proposal for the liquidating, dissolving, reorganizing or recapitalizing or commencing any action seeking relief under any laws relating to bankruptcy, insolvency, conservatorship or relief of debtors;

(e) Consummation by the Company of an acquisition or acquisitions costing, or entering into material contracts (other than payor contractors and contracts relating to capital expenditures within an approved budget of the Company) in excess of $250,000;

(f) Entry into lines of business other than those currently carried on by the Company;

(g) Changes to the fiscal year of the Company or material changes to accounting policies or procedures of the Company unless required under the applicable generally accepted accounting principles or the Code;

(h) Taking, or permitting, any action by the Company which would prevent the business from continuing on an ongoing basis;

(i) Effecting a substantive change to the distribution policy of the Company;

(j) Issuing, redeeming, purchasing, transferring or agreeing to the transfer of any Membership Units, other than the exercises of Exchangeable Interests;

(k) Entering into transactions outside of the ordinary course of business of the Company;

(l) Agreeing to take any of the actions contemplated by subsections (b) through (k) above;

(m) To do any act in contravention of this Agreement or any other agreement to which the Company is bound;

10.11 MF USA Special Approvals.

Notwithstanding the authority of the Management Committee, the following actions must be authorized by the prior written consent of MF USA's board of managers:

(a) Any expenditure deviations from the budget for the then current year in an amount exceeding the lesser of (i) CPI plus 5% of the budget Free Cash Flow for the then current fiscal year, and (ii) $1.5 million;

(b) Any reduction in distributions from approved budget amounts;

(c) A merger, consolidation, combination or other material transaction of that nature by the Company;

(d) A direct or indirect sale of all or substantially all of the assets of the Company;

(e) Adoption by the Company of any plan or proposal for the liquidating, dissolving, reorganizing or recapitalizing or commencing any action seeking relief under any laws relating to bankruptcy, insolvency, conservatorship or relief of debtors;

(f) Consummation by the Company of an acquisition or acquisitions costing, or entering into material contracts (other than payor contractors and contracts relating to capital expenditures within an approved budget of the Company) in excess of US$250,000;

(g) Entry into lines of business other than those currently carried on by the Company;

(h) Changes to the fiscal year of the Company or material changes to accounting policies or procedures of the Company unless required under the applicable generally accepted accounting principles;

(i) Taking, or permitting, any action by the Company which would prevent the business from continuing on an ongoing basis;

(j) Issuing, redeeming, purchasing, transferring or agreeing to the transfer of any Membership Units, other than the exercises of Exchangeable Interests;

(k) Effecting a substantive change to the distribution policy of the Company;

(l) Entering into material transactions outside of the ordinary course of business of the Company;

(m) Any amendments to the lease arrangements with Memorial Property Holdings, LLC (MPH); or

(n) Agreeing to take any of the actions contemplated by subsections (c) through (m) above.

10.12 **<u>Prohibited Transactions</u>.**

The Management Committee shall not have the authority to:

(a) Take any action in contravention of this Agreement or any other agreement to which the Company is bound; or

(b) Perform any act which makes it impossible to carry on the ordinary business of the Company.

10.13 **<u>Fiduciary and Confidentiality Duties</u>.**

Persons elected or appointed to serve as Managers shall carry out their duties and responsibilities in a fiduciary manner and shall maintain the confidentiality of the Company and its Members regarding the business and affairs of the Company.

10.14 **<u>Conflicts of Interest</u>.**

No Manager shall be required to manage the Company as his or her sole and exclusive function, and a Manager may have other business interests and may engage in other activities in addition to those relating to the Company. The Members and any of their Affiliates may deal with, perform other services for and sell goods or services to the Company or the Hospital without limitations; provided, however, that any compensation for such services or goods shall be limited to amounts and rates customary in the industry.

10.15 **<u>Adjournment</u>.**

A majority of the authorized number of Managers present in person or by telephone, whether or not constituting a quorum, may adjourn any meeting to another time and place.

ARTICLE XI
TRANSFER RESTRICTIONS

11.1 Restrictions on Subco's Disposition of an Interest.

(a) Except in connection with the exchange of an Exchangeable Interest pursuant to the Exchange Agreement, Subco shall not sell, transfer, pledge, mortgage, encumber or otherwise charge or make subject to a lien, any of Subco's Membership Units without the prior written approval of MF USA's board of managers. Any such sale, transfer, pledge, mortgage, encumbrance, charge, or other transaction which is not approved in advance by MF USA's board of managers will be null and void and MF USA will be entitled to all remedies available to it under applicable law.

(b) In the event that Subco's Capital Account (as calculated pursuant to this Agreement) has a negative balance at the time of an exchange of any Exchangeable Interests pursuant to the Exchange Agreement, such exchange shall not be permitted unless, concurrently with such exchange, Subco contributes an amount to the Company sufficient to remove such negative balance in Subco's Capital Account.

11.2 MF USA's Disposition of an Interest.

MF USA shall be allowed to transfer its Membership Units, subject to that certain Pledge Agreement, dated the Effective Date, between MF USA and the trustee under the Indenture.

11.3 Transfer Restrictions.

Notwithstanding anything else contained in this Agreement there shall be no transfer, sale, assignment, pledge, mortgage, encumbrance, charge, or other transaction regarding a Membership Unit by a Member without the prior written opinion of qualified legal counsel that the transaction will in no way adversely affect the Hospital's exception provided in 42 U.S.C. § 1395nn(d)(3) of the Stark Law, or violate 42 U.S.C. § 1320a-7(b), or other similar statutes.

ARTICLE XII
DISSOLUTION AND LIQUIDATION

12.1 Dissolution.

The occurrence of any of the following events will constitute a liquidation event ("**Liquidation Event**"):

(a) The expiration of any term provided in the Articles.

(b) Unanimous written consent of the Members to dissolve the Company.

(c) Any other event which would trigger a dissolution as set forth in the Act.

12.2 Liquidation.

Upon dissolution of the Company, a liquidator or liquidating committee approved by the Management Committee shall be responsible for the liquidation. The Person or Persons who assume such responsibility (whether the Members or not) are referred to herein as the "**Liquidator**". The Liquidator (if other than the Members) shall be entitled to receive such compensation for its services as may be approved by the vote of a Majority of the Members. The Liquidator shall agree not to resign at any time without 15 days' prior written Notice to the Members and may be removed at any time, with or without cause, by Notice of removal approved by vote of a Majority of the Members. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be selected by the vote of a Majority of the Members. The right to appoint a successor or substitute Liquidator in the manner provided herein shall be recurring and continuing for so long as the functions and services of the Liquidator are authorized to continue under the provisions hereof, and every reference herein to the Liquidator will be deemed to refer also to any such successor or substitute Liquidator appointed in the manner herein provided. Except as expressly provided in this Article, the Liquidator appointed in the manner provided herein shall have and may exercise without further authorization or consent of any of the parties hereto, all of the powers conferred upon the Members under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of the Company. The Liquidator shall, subject to all of the limitations placed on the powers and rights of the Members acting unanimously herein, liquidate the assets of the Company, and apply and distribute the proceeds of such liquidation, together with any remaining cash available for distribution, in the following order of priority, unless otherwise required by mandatory provisions of applicable law:

(a) To those liabilities of creditors including to Members if also creditors, in the order of priority provided by law, except those liabilities to Members on account of their Capital Contributions;

(b) Then, to the Members in accordance with the positive balance in the Members' Capital Accounts; and

(c) Any remaining amount in accordance with their Percentage Interest.

Unless the Members shall unanimously otherwise determine, all of the liquidating distributions shall be made to the Members in cash, or in kind, or partly in cash or in kind, as determined by vote of the Management Committee.

12.3 Filing of Articles of Dissolution.

Upon the completion of the distribution of Company Property, articles of dissolution shall be filed if required by the Act.

12.4 Return of Capital.

The Members shall not be personally liable for the return of any Capital Contribution of any Member, or any portion thereof. The return of Capital Contributions shall be made solely from Company assets.

ARTICLE XIII
MISCELLANEOUS

13.1 Notices and Addresses.

Unless otherwise stated, all notices required to be given under this Agreement shall be in writing and shall be mailed or shall be hand delivered to the Members. Such notices as are mailed shall be mailed to the Members at the addresses set forth on their signature pages after the signature of such Members below, or at the address given by a Member to the Company and maintained in the office of the Company. Any notices to be sent to the Company shall be mailed to the office of the Company or at such other address as the Company may specify in a notice sent to all of the Members.

13.2 Tax Matters Partner.

Subject to the other provisions of this Agreement, including but not limited to Sections 7.6 and 8.6, MF USA shall be the "Tax Matters Partner" of the Company for purposes of Section 6231(a)(7) of the Code, and as such shall have the power to manage and control, on behalf of the Company, any administrative proceeding at the Membership level with the United States Internal Revenue Service relating to the determination of any item of Company income, gain, loss, deduction or credit for U.S. federal income tax purposes. MF USA shall notify and provide written updates of any proceedings or requests from the United States Internal Revenue Service to the Management Committee.

13.3 Law Governing.

This Agreement shall be governed by and construed in accordance with the laws and decisions of the State of Oklahoma.

13.4 Amendments.

(a) Amendments to this Agreement may be proposed by any Member. Any such proposed amendment shall be submitted to all other Members in writing. Any such amendment shall become effective only upon the affirmative written vote of all outstanding Membership Units.

(b) Notwithstanding subsection (a) of this Section, amendments to this Agreement which are of a clerical or inconsequential nature and which do not adversely affect the Members in any material respect or which are required or contemplated by this Agreement may be made by the Chairman of the Management Committee without notice to or consent of any Members. The clerical amendment authority is intended to be used strictly for convenience purposes. It shall not be used to

alter, amend or change any Members' rights in the Company. Any such amendments shall be distributed in writing to all Members.

13.5 Malpractice Insurance.

Every Physician utilizing the Hospital for the performance of surgery shall carry and pay for their own malpractice insurance in such minimum amounts as required by the Management Committee from time to time and may contain such other conditions as may be approved by the Members, and shall at all times while so engaged present satisfactory evidence that such insurance coverage is at all times in full force and effect.

13.6 Successors and Assigns.

This Agreement and all the terms and provisions hereof shall be binding upon and inure to the benefit of the Members and their legal representatives, heirs, successors and assigns.

13.7 Counterparts.

This Agreement may be executed in multiple counterparts, each of which shall be an original, but all of which shall constitute one instrument.

13.8 Modifications to be in Writing.

This Agreement constitutes the entire understanding of the parties hereto with respect to the subject matter hereof, and no amendment, modification or alteration of the terms hereof shall be binding unless the same by in writing and adopted in accordance with the provisions of Section 13.4 hereof.

13.9 Captions.

The captions herein are inserted for convenience of reference only and shall not affect the construction of this Agreement.

13.10 Validity and Severability.

If any provision herein shall be held invalid or unenforceable, such decision shall not affect the validity or enforceability of any other provisions hereof, all of which other provisions shall, in such case, remain in full force and effect.

13.11 Resolution of Disputes.

Any dispute or difference arising between the Members whether as a result of this Agreement or otherwise, shall be subject to binding arbitration.

Prior to submitting the dispute or difference to arbitration, the Members shall meet and in good faith attempt to resolve such dispute or difference. In the event that the Members are unable to resolve the dispute or difference within thirty (30) days after such meeting, the Members agree to submit the dispute or difference to binding arbitration in

accordance with the American Arbitration Association Commercial Arbitration Rules then in effect with the following conditions superseding any contrary rules:

(a) The Members shall mutually select one arbitrator who need not be an attorney but who has significant experience in the medical practice management field. In the event the parties cannot agree, such person shall be selected by the American Arbitration Association.

(b) The Members agree to equally divide the cost and expense of the arbitration except that each shall pay their own attorney's fees.

(c) The arbitration shall take place in Oklahoma City, Oklahoma.

(d) The arbitration hearing shall occur not more than twenty (20) days after selection of the arbitrator.

(e) The arbitrator shall render his or her decision within five (5) Business Days of the hearing.

(f) Any judgment or order entered by the arbitrator may be entered in any court having jurisdiction thereof.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

[REMAINDER OF THE PAGE IS INTENTIONALLY BLANK]

OSH SUBCO, LLC SIGNATURE PAGE

OSH Subco, LLC has executed this Agreement as of the date set forth hereinabove.

OSH SUBCO, LLC

By: *(signed) "Kevin Blaylock"*

Its: Chief Executive Officer

MEDICAL FACILITIES HOLDINGS (USA), LLC SIGNATURE PAGE

Medical Facilities Holdings (USA), LLC, has executed this Agreement as of the date set forth hereinabove.

MEDICAL FACILITIES HOLDINGS (USA), LLC

By: *(signed) "Seymour Temkin"*
Its: Chairman

By: *(signed) "Michael Salter"*
Its: Chief Financial Officer

GOODMANS\\5155818.14

SCHEDULE "A"

PERCENTAGE INTEREST

Member	% Interest	Membership Units	Capital Account Balances as of the Effective Date
Medical Facilities Holdings (USA), LLC	51%	53.8621	
OSH Subco, LLC	49%	51.75	

GOODMANS\\5155818.14

RECEIVED
2005 OCT 27 P 5:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

EARLY WARNING REPORT UNDER NATIONAL INSTRUMENT 62 - 103 ALTERNATIVE MONTHLY REPORTING SYSTEM

ALTERNATIVE REPORTER: MACKENZIE FINANCIAL CORPORATION
150 Bloor Street West
Toronto, Ontario
M5S 3B5

REPORTING ISSUER: Medical Facilities Corporation

REPORT FOR END OF: June 2005

REPORT OF SHARE PURCHASES:

Mackenzie Financial Corporation ("Mackenzie") reports that as a result of purchases of Income Participating Securities ("IPS") of Medical Facilities Corporation ("Medical Facilities") by one or more of its mutual fund and private client managed accounts, the aggregate number of IPS of Medical Facilities held by Mackenzie's managed accounts at the end of June 2005 was 3,976,100, representing approximately 14.4% of all outstanding IPS.

CHANGE FROM PREVIOUS REPORT:

Mackenzie's previous report dated June 10, 2005 reported holdings of 3,366,200 IPS of Medical Facilities representing approximately 15.2% of all the outstanding IPS on behalf of Mackenzie's mutual fund and private client managed accounts as at May 2005. Since May 31, 2005 there has been an increase of 609,900 IPS within Mackenzie's mutual fund and private client managed accounts. However, due to the issue of IPS in June 2005, the outstanding IPS increased, resulting in a net decrease of 0.8% of the total outstanding IPS held within Mackenzie's mutual fund and private client managed accounts.

BENEFICIAL OWNERSHIP, CONTROL OR DIRECTION:

Mackenzie specifically disclaims any beneficial ownership of the reported IPS, but as investment manager it maintains exclusive power to exercise investment control or direction over such IPS for its managed accounts as the beneficial owners.

PURPOSE OF THE REPORT:

The IPS were acquired in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over Medical Facilities. Mackenzie managed accounts may from time to time acquire additional IPS, dispose of some or all of the existing or additional IPS or may continue to hold the IPS.

RELIANCE ON EXEMPTION:

This report is issued under the Alternative Monthly Reporting System described in National Instrument 62 - 103. Neither Mackenzie nor any of its managed accounts presently intend to:

a) make a formal take-over bid for any shares of Medical Facilities;
b) propose a transaction that would constitute a take-over bid in reliance on an exemption in the Securities Act (Ontario); or
c) propose a reorganization, amalgamation, merger, arrangement or similar business combination with Medical Facilities which would result in Mackenzie's managed accounts controlling the company, alone or with others.

CERTIFICATION:

To the best of its knowledge:

a) Mackenzie and its managed accounts do not in the ordinary course of business receive material facts or changes about Medical Facilities which have not been publicly disclosed;
b) Mackenzie is eligible to file this Alternative Monthly Reporting System report pursuant to the National Instrument;
c) Mackenzie is not a joint actor with anyone else in connection with this report; and
d) Mackenzie and its managed accounts have not entered into any agreements with Medical Facilities in connection with the purchase.

AGGREGATION RELIEF

The following Mackenzie mutual funds are eligible for aggregation relief pursuant to section 5.2 of the National Instrument:

Fund	Portfolio Advisor
Keystone AGF American Fund Keystone AGF Bond Fund Keystone AGF Equity Fund	AGF Funds Inc. Toronto, Ontario
Keystone Elliott & Page High Income Fund	MFC Global Investment Management (Canada), a division of Elliot & Page Limited, Toronto, Canada
Keystone Beutel Goodman Bond Fund	Beutel, Goodman and Company Ltd. Toronto, Ontario

Keystone Saxon Smaller Companies Fund	Howson, Tatersall Investment Counsel Ltd., Toronto, Ontario
Keystone AIM Trimark Canadian Equity Fund Keystone AIM Trimark Global Equity Fund Keystone AIM Trimark U.S. Companies Fund	AIM Funds Management Inc., Toronto, Ontario
Keystone Bissett Canadian Equity Fund	Bissett Investment Management Inc., a division of Franklin Templeton Investments Corp., Toronto, Canada

Holdings for these mutual funds are not disclosed in this report, but may be disclosed separately by the portfolio advisor.

CONTACT PERSON:

For further information, contact: Peter Ham
Telephone: (416) 922-5322, extension 4060

DATE AND SIGNATURE:

This report is dated July 08, 2005 and is signed by an authorized officer of Mackenzie.

MACKENZIE FINANCIAL CORPORATION

"D. Lynn Vickers"

D. Lynn Vickers
Vice-President, Chief Compliance Officer

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Medical Facilities Corporation announces July distribution

TORONTO, July 20 /CNW/ - Medical Facilities Corporation (TSX:DR.UN) (the "Company") announced today that a cash payment of Cdn$0.0917 per Income Participating Security will be payable on August 15, 2005 to holders of record of Income Participating Securities at the close of business on July 29, 2005.

Each of the Company's Income Participating Securities is comprised of one common share and Cdn$5.90 aggregate principal amount of 12.5% subordinated notes. The total payment of Cdn$0.0917 reflects a cash dividend of Cdn$0.0302 per common share and an interest payment of Cdn$0.0615 per Cdn$5.90 aggregate principal amount of 12.5% subordinated notes each for the month of July. The ex-dividend date for this distribution will be July 27, 2005.

Medical Facilities Corporation owns a 51% interest in each of three surgical hospitals located in the State of South Dakota.

The securities offered have not been, nor will be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such jurisdiction.

%SEDAR: 00020386E

/For further information: Michael Salter, Chief Financial Officer, telephone: (local) (416) 848-7380, (outside of Toronto) 1-877-402-7162/
(DR.UN.)

CO: Medical Facilities Corporation

CNW 14:22e 20-JUL-05

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, **Donald Schellpfeffer,** Chief Executive Officer of Medical Facilities Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Medical Facilities Corporation** (the issuer) for the interim period ending **June 30, 2005**;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 12, 2005

Donald Schellpfeffer
Chief Executive Officer

MEDICAL

Form 52-109FT2
Certification of Interim Filings during Transition Period

I, **Michael Salter,** Chief Financial Officer of Medical Facilities Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Medical Facilities Corporation** (the issuer) for the interim period ending **June 30, 2005**;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 12, 2005

Michael Salter

Michael Salter
Chief Financial Officer

Interim Consolidated Financial Statements of

MEDICAL FACILITIES CORPORATION

For the quarter ended June 30, 2005
(Unaudited)

MEDICAL FACILITIES CORPORATION

Interim Consolidated Balance Sheet
Unaudited
(In thousands of U.S. dollars)

	June 30, 2005 (Unaudited)	December 31, 2004
Assets		
Current assets:		
Cash and cash equivalents	$ 13,314	$ 4,222
Accounts receivable	24,076	15,274
Supply inventory	2,206	1,924
Prepaid expenses and other	1,123	567
Withholding tax deposited	5,494	3,206
	46,213	**25,193**
Property and equipment	32,390	27,126
Restricted cash (note 7)	4,400	3,100
Deferred financing costs	9,602	8,069
Intangibles	111,455	87,040
Goodwill	58,610	45,012
	$ 262,670	**$ 195,540**
Liabilities and Shareholders' Equity		
Current liabilities:		
Accrued interest payable	$ 1,280	$ 1,008
Dividends payable	629	495
Accounts payable	3,995	2,776
Accrued liabilities	4,130	4,166
Due to related parties	633	633
Current maturities of long-term debt (note 2)	5,663	510
	16,330	**9,588**
Long-term debt less current maturities (note 2)	23,015	19,112
Subordinated notes payable (note 3)	132,855	108,837
Minority interests	15,246	11,486
Shareholders' equity:		
Share capital (note 3)	91,852	61,961
Deficit	(16,628)	(15,444)
	75,224	**46,517**
Commitments (note 8)		
	$ 262,670	**$ 195,540**

See accompanying notes to interim consolidated financial statements.

MEDICAL FACILITIES CORPORATION

Interim Consolidated Statements of Income and Deficit
Unaudited
(In thousands of U.S. dollars, except per share amounts)

	Three Months Ended June 30, 2005	Three Months Ended June 30, 2004	Six Months Ended June 30, 2005	Period from March 29, 2004 to June 30, 2004
Facility service revenue	**$ 25,082**	**$ 22,710**	**$ 50,508**	**$ 23,677**
Expenses:				
Salaries and benefits	6,386	5,478	12,426	5,667
Drugs and supplies	4,299	3,779	8,897	3,973
Other operating expenses	390	345	849	359
General and administrative	2,995	2,705	5,960	2,825
	14,070	**12,307**	**28,132**	**12,824**
Income before the under noted	**11,012**	**10,403**	**22,376**	**10,853**
Depreciation and amortization	2,476	930	4,934	958
Other expenses (income):				
Interest expenses, net of interest income	3,662	3,386	6,978	3,497
Loss (gain) on foreign currency	(931)	417	(1,614)	417
Other	(77)	(18)	(134)	(18)
	2,654	**3,785**	**5,230**	**3,896**
Income before income taxes and minority interest	**5,882**	**5,688**	**12,212**	**5,999**
Income taxes	-	-	-	-
Income before minority interest	5,882	5,688	12,212	5,999
Minority interest	5,049	4,710	10,292	4,915
Net income for the period	**833**	**978**	**1,920**	**1,084**
Retained earnings (deficit), beginning of period	(15,842)	106	(15,444)	-
Dividends	(1,619)	(1,533)	(3,104)	(1,533)
Deficit, end of period	**$ (16,628)**	**$ (449)**	**$ (16,628)**	**$ (449)**
Basic and fully diluted income per share	**$ 0.037**	**$ 0.044**	**$ 0.085**	**$ 0.049**

See accompanying notes to interim consolidated financial Statements

MEDICAL FACILITIES CORPORATION

Interim Consolidated Statements of Cash Flow
Unaudited
(In thousands of U.S. dollars, except per share amounts)

	Three Months Ended June 30, 2005	Three Months Ended June 30, 2004	Six Months Ended June 30, 2005	Period from March 29, 2004 to June 30, 2004
Cash provided by (used in):				
Operating activities:				
Net income	$ 833	$ 976	$ 1,920	$ 1,084
Items not affecting cash:				
Depreciation of property and equipment	877	915	1,753	943
Amortization of other intangibles	1,612	8	3,194	8
Amortization of debt issue costs	71	141	105	146
Minority interest	5,049	4,710	10,292	4,915
Unrealized loss (gain) on foreign currency	(931)	417	(1,614)	417
Change in non-cash operating working capital	(96)	1,377	(724)	2,414
	7,415	**8,546**	**14,926**	**9,927**
Financing activities:				
Public offering of IPS units, net of expenses	55,523	-	55,523	159,639
Deferred financing costs	(1,638)	-	(1,638)	(8,483)
Restricted cash posted as collateral for foreign exchange forward contracts	(1,300)	-	(1,300)	(3,100)
Proceeds from (repayments of) bank loans	(173)	(3,224)	4,055	(3,224)
Distributions to minority interests	(4,754)	(3,059)	(10,678)	(3,059)
Dividends	(1,619)	(1,038)	(3,104)	(1,038)
	46,039	**(7,321)**	**42,858**	**140,735**
Investing activities:				
Business acquisitions, net of cash and cash equivalents of $1,322 for 2005 and $3,106 for 2004	(44,456)	-	(44,456)	(144,749)
Purchase of property and equipment, net	(834)	(796)	(4,236)	(833)
	(45,290)	**(796)**	**(48,692)**	**(145,582)**
Increase in cash and cash equivalents	8,614	429	9,092	5,080
Cash and cash equivalents, beginning of period	5,150	4,651	4,222	-
Cash and cash equivalents, end of period	**$ 13,314**	**$ 5,080**	**$ 13,314**	**$ 5,080**
Supplemental cash flow information:				
Interest paid	$ 3,342	$ 2,406	$ 6,647	$ 2,406

See accompanying notes to interim consolidated financial Statements

MEDICAL FACILITIES CORPORATION

Notes to Interim Consolidated Financial Statements
(In thousands of U.S. dollars, unless otherwise indicated)
For the quarter ended June 30, 2005
(Unaudited)

Medical Facilities Corporation ("the Corporation) owns an indirect 51% interest in four limited liability entities (the "Centers"), each of which owns a specialty hospital. The Centers are located in Sioux Falls, Rapid City and Aberdeen, South Dakota, and Oklahoma City, Oklahoma, United States.

These interim consolidated financial statements of the Corporation have been prepared by management in accordance with accounting principles generally accepted in Canada and include the accounts of the Corporation and its subsidiaries. Intercompany transactions and balances have been eliminated. These statements have been prepared following the same accounting policies and methods of computation as the annual consolidated financial statements of the Corporation for the period ended December 31, 2004, but do not contain all disclosures required by generally accepted accounting principles and accordingly should be read in conjunction with the annual consolidated financial statements. Comparative financial information included in these interim consolidated financial statements presents the results of the operations of the Corporation from the date of acquisition of the three Centers located in South Dakota on March 29, 2004 to June 30, 2004.

1. Acquisition:

Effective June 21, 2005, the Corporation purchased, with the proceeds from a public offering on the same date an indirect 51% interest in Oklahoma Spine Hospital, LLC ("OSH") a limited liability corporation that owns a specialty hospital in Oklahoma City in Oklahoma for cash consideration of $45,778.

The preliminary allocation of the purchase price to the fair values of the assets acquired and liabilities assumed is presented below. The finalization of the purchase price allocation is pending the completion of a comprehensive evaluation of the fair value of assets acquired and liabilities assumed. Amortization of the intangibles is based on the preliminary allocation. Amounts allocated to goodwill and intangibles are deductible for income tax purposes, accordingly no future income tax liabilities will be recorded upon finalization of the purchase price allocation. Also included in the purchase price are costs directly related to the acquisition.

Current assets including cash of $1,322	$ 13,600
Current liabilities	(2,915)
Note receivable	250
Property and equipment	2,781
Intangibles	27,609
Goodwill	13,598
Long-term debt	(4,999)
Minority interest	(4,146)
Cash consideration	$ 45,778

(In thousands of U.S. dollars, unless otherwise indicated)

2. Long-term debt:

	Available $	June 30, 2005 $	December 31, 2004 $
Revolving Credit Facilities			
Black Hills Surgery Center	4,500	2,388	1,099
Dakota Plains Surgical Center	5,000	4,076	3,776
Sioux Falls Surgical Center	12,000	7,763	7,763
Oklahoma Spine Hospital	5,000	3,750	-
	26,500	17,977	12,638
Notes Payable			
Black Hills Surgery Center	10,050	10,050	6,224
Capital Lease			
Sioux Falls Surgical Center		651	760
		28,678	19,622
Less Current Portion		5,663	510
		23,015	**19,112**

The credit facilities for Dakota Plains Surgical Center and Sioux Falls Surgical Center bear interest at rates that vary with prime and at June 30 2005, the effective interest rate was approximately 5.25% (December 31, 2004 - 4.75%). The credit facility for Oklahoma Spine Hospital bears interest at a rate that varies with prime and at June 30 2005, the effective interest rate was approximately 7.25%. With respect to the Black Hills Surgery Center credit facilities and notes payable, approximately $2,792 (December 31, 2004 - $1,099) varies with monthly LIBOR (effective interest rate of 5.26% at June 30, 2005), $0 (December 31, 2004 - $428) varies with prime, $693 is at a fixed rate of 5.8%, (December 31, 2004 - $705 was at a fixed rate of 9.1%), $4,984 (December 31, 2004 - $5,091) is at a fixed rate of 7.25%, $2,469 (December 31, 2004 - $0) is at a fixed rate of 5.09%, and $1,500 (December 31, 2004 - $0) is at a fixed rate of 6.02%.

The credit facilities related to Sioux Falls Surgical Center and Dakota Plains Surgical Center are due in full on May 15, 2007. The credit facility related to Oklahoma Spine Hospital is due in full on May 31, 2010. The Black Hills Surgery Center credit facilities and notes payable mature between 2006 and 2010.

Each credit facility and note payable is secured by a security interest in all property and a mortgage on the real property owned by the Centers.

(In thousands of U.S. dollars, unless otherwise indicated)

3. Subordinated Notes Payable and Share Capital:

In conjunction with the acquisition of the Oklahoma Spine Hospital LLP (See note 1) the Corporation issued 5,420,000 Income Participating Securities. Each IPS represents: one common share of the Corporation and Cdn$5.90 aggregate principal amount of 12.5% subordinated notes of the Corporation.

The subordinated notes payable issued under the offering are denominated in Canadian dollars with an aggregate principal amount of Cdn$31,978. The subordinated notes bear interest at 12.5% and have an initial term of ten years, subject to the Corporation's right to extend, for two additional successive five year terms provided certain conditions are satisfied.

On or after the fifth anniversary of the issue of the notes, the Corporation may redeem the subordinated notes for the principal amount plus a premium that decreases over time.

Proceeds of the common shares issued under the offering, net of the underwriter's commission and other costs related to the offering of $2,040, amounted to Cdn$29,891.

4. Employee future benefits:

Benefits programs at each of the Centers include a qualified 401(k) retirement plan, which covers all employees who meet eligibility requirements. Each Center makes matching contributions subject to certain limits. Contributions made by the Centers for the three months ended June 30, 2005, were $84 (for the three months ended June 30, 2004 - $114) and for the six months ended June 30, 2005, were $190 (for the period from March 29, 2004 to June, 2004 - $114).

5. Related party transactions:

(a) Management services and other contracts

For the three months ended June 30, 2005, the Sioux Falls Surgical Center, LLP ("Sioux Falls") was reimbursed $112 (for the three months ended June 30, 2004 - $306) for the services that it provides under a contract to or on behalf of Sioux Falls Surgical Physicians, LLP ("Surgical Physicians") a related company that owns 49% of Sioux Falls Surgical Center, LLP. For the six months ended June 30, 2005, such reimbursements amounted to $484 (for the period from March 29, 2004 to June, 2004 - $306).

(In thousands of U.S. dollars, unless otherwise indicated)

5. Related party transactions (continued):

For the three months ended June 30, 2005, Dakota Plains Surgical Center, LLP paid $56 (for the three months ended June 30, 2004 - $56) for management services provided by Surgical Physicians under a contract that expires in 2008. For the six months ended June 30, 2005, such payments amounted to $112 (for the period from March 29, 2004 to June, 2004 - $56).

Sioux Falls rents office space and obtains laundry services from related entities, for which it paid $21 (for the three months ended June 30, 2004 - $18) and $26 (for the three months ended June 30, 2004 - $18) respectively for the three months ended June 30, 2005. For the six months ended June 30, 2005, such payments amounted to $40 (for the period from March 29, 2004 to June, 2004 - $18) and $51 (for the period from March 29, 2004 to June, 2004 - $25) respectively.

The Corporation chartered an aircraft for certain of its business acquisition activities from an entity controlled by an Officer of the Corporation at a cost of $62 for the three months ended June 30, 2005 (for the three months ended June 30, 2004- $0), and $92 for the six months ended June 30, 2005 (for the period from March 29, 2004 to June 30, 2004 - $0).

OSH leases its hospital facility building from Memorial Property Holdings, LLC ("MPH"). All of the owners of MPH are also indirect minority owners of OSH. For the period from June 20 to June 30, 2005, OSH paid $44 for the rent of the hospital building. See note 8 for disclosure of the future rental payment commitments.

OSH regularly purchases physical therapy services from Oklahoma Physical Therapy ("OPT"). Certain owners of OPT are also indirect minority owners of OSH. At June 30, 2005, no current balances were outstanding between the two entities. Included in the balance of prepaid expenses and other is a note receivable from OPT in the amount of $250. This note is repayable in monthly blended payments of $5 (including interest at 5% per annum) through November 2009.

Under the terms of the service contract OSH obtains office and management services from Integrated Medical Delivery, LLC ("IMD"). Certain indirect minority owners of the OSH own approximately 45% of IMD. The service agreement is automatically renewed for the three-year periods (three year period in progress was renewed in August 2004). For the period from June 20 to June 30, 2005 OSH obtained $85 of services (including billing, transcription, scheduling, coding, management and software equipment rental) from IMD. As of June 30, 2005 $216 owing to IMD for the services obtained was included in the OSH's accounts payable.

(In thousands of U.S. dollars, unless otherwise indicated)

5. Related party transactions (Continued):

OSH leases office space under cancellable operating leases to the three physicians that own equity membership units in OSH. OSH also charges these physicians for the use of the OSH employees as well as various office supplies and services. OSH received a total of $1 of rental income from the three physicians for the period from June 20 to June 30, 2005.

OSH entered into a ten year operating lease agreement to lease office space from MM Property Holdings, LLC ("MM Property"). MM Property is owned by two physicians that also own equity membership units in OSH. See note 7 for the future rental payment commitments.

(b) Other transactions

Physicians, who through four companies indirectly own the 49% minority interests in each of the Centers, routinely provide professional services directly to patients utilizing the facilities of the Centers. Certain of these physicians serve on the boards of management of the Centers and three such individuals perform the duties of Medical Director at the respective Centers.

Transactions between the Centers and related parties as described above are in the usual course of operations and at the amounts agreed upon by the parties involved.

6. Foreign exchange contracts:

At June 30, 2005, the Corporation had forward foreign exchange contracts outstanding under which the Corporation will sell U.S. dollars each month for a fixed amount of Canadian dollars on the following terms:

Contract Dates	Number of Contracts	US$ to be delivered *($millions)*	Cdn$ to be received *($millions)*	Cdn$ per US$ *(Weighted Average)*
Aug 2005 – Jul 2006	24	24.0	31.7	1.3214
Aug 2006 – Jul 2007	24	24.0	31.5	1.3124
Aug 2007 – Jul 2008	24	24.6	30.0	1.2178
		72.6	93.2	

The foregoing contracts cover conversion of US$72.6 million into Cdn$93.2 million and have a fair value as of June 30, 2005 of $3.3 million (December 31, 2004 - $5.7 million), which amount has not been recognized in the Corporation's financial statements as the contracts are treated as hedges.

The Corporation has deposited $4.4 million with the counterparty to ensure its performance under these contracts. The deposit is classified as restricted cash on the interim consolidated balance sheet.

(In thousands of U.S. dollars, unless otherwise indicated)

7. Commitments:

Three Centers lease certain equipment under non-cancellable long-term leases. In addition, OSH leases its facility building and additional office space from related entities (See Note 5 for description of relationships with these entities). Minimum payments for these leases are as follows:

	Non-Related Parties $	Related Parties $	Total $
2005	148	791	939
2006	240	1,585	1,825
2007	83	1,585	1,668
2008	83	1,585	1,668
2009	83	1,585	1,668
Thereafter	70	7,837	7,907
	707	**14,968**	**15,675**

MEDICAL FACILITIES CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH AND THE SIX-MONTH PERIOD ENDED JUNE 30, 2005

August 15, 2005

The information in this Management's Discussion and Analysis ("MD&A") is supplemental to, and should be read in conjunction with the consolidated financial statements of Medical Facilities Corporation (the "Corporation") for the periods ended June 30, 2005, which financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Substantially all of the Corporation's operating cash flows are in U.S. dollars and accordingly all amounts presented herein are stated in U.S. dollars, unless indicated otherwise.

This discussion contains forward-looking statements. Please see "Note Regarding Forward-Looking Statements" for a discussion of the risks, uncertainties and assumptions relating to those statements. This discussion also makes reference to certain non-GAAP measures to assist in assessing the Corporation's financial performance. Non-GAAP earnings measures do not have any standard meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

Additional information about, and the Annual Information Form filed by, the Corporation are available on SEDAR at www.sedar.com or the Corporation's website at www.medicalfacilitiescorp.ca.

This Management's Discussion and Analysis is presented in the following sections:

- **Corporate Overview**
- **Non-GAAP Financial Measure – Cash Available for Distribution**
- **Condensed Consolidated Financial Highlights**
- **Analysis of Operating and Financial Results**
- **Liquidity and Capital Resources**
- **Financial Instruments and Other Instruments**
- **Critical Accounting Estimates**
- **Related Party Transactions**
- **Risk Factors**
- **Outlook**
- **Note Regarding Forward-Looking Statements**

CORPORATE OVERVIEW

The Corporation owns a 51% interest in four limited liability entities (the "Centers"), each of which owns a specialty surgical hospital located in South Dakota (3) and Oklahoma (1). The four Centers perform scheduled surgical, imaging and diagnostic procedures and derive their revenue from the fees charged for the use of their facilities.

On June 21, 2005 the Corporation completed the acquisition of the Oklahoma Spine Hospital ("OSH") in Oklahoma City, Oklahoma. The Corporation's financial results for the three and six months ended June 30, 2005 include the operating results of OSH for the ten-day period from June 21 to June 30, 2005.

Concurrent with the closing of the OSH acquisition the Corporation completed an offering of 5,420,000 Income Participating Securities ("IPS") for total gross proceeds of Cdn$71,815,000. As of June 30, 2005, 27,593,212 IPS units of the Corporation were issued and outstanding. Each IPS consists of one common share of the Corporation and Cdn$5.90 principal amount of subordinated notes of the Corporation (the "Subordinated Notes").

NON-GAAP FINANCIAL MEASURE – CASH AVAILABLE FOR DISTRIBUTION

The Corporation distributes a majority of its free cash flows from operations to holders of its IPS with a portion of such distributions being interest payments on its Subordinated Notes and a portion being dividends on its common shares. The Corporation believes that cash available for distribution on its IPS provides a useful measure of the Corporation's operations. In particular, the Corporation believes that investors should be able to ascertain the extent to which the distributions are funded by operations as discussed below.

Cash available for distribution is a non-GAAP measure, and is not intended to be representative of cash flow or results of operations determined in accordance with GAAP. Accordingly the Corporation provides a reconciliation of cash available for distributions to reported net income. Investors are cautioned that cash available for distribution, as calculated by the Corporation, is unlikely to be comparable to similar measures used by other issuers.

The major differences between cash available for distribution, which is not a defined term under Canadian GAAP, and net income (loss) as reported in the Corporation's financial statements are:

1) Depreciation and amortization, principally amortization of intangible assets acquired in connection with the acquisition of the four Centers,

2) Unrealized foreign exchange gains and losses on its Canadian dollar denominated Subordinated Notes which are a component of its IPS (each IPS consists of one common share and Cdn$5.90 principal amount of the Subordinated Notes),

3) Interest on the Subordinated Notes, and

4) Maintenance capital expenditures.

Reconciliation of cash available for distribution to net income

		Three Months Ended June 30, 2005 ($'000s) (unaudited)	Six Months Ended June 30, 2005 ($'000s) (unaudited)
NET INCOME FOR THE PERIOD		**833**	**1,920**
Add:			
Minority interest in income of centers		5,049	10,292
Depreciation and amortization		2,476	4,934
Interest expense (net of interest income)		3,662	6,978
		12,020	**24,124**
Less:			
Minority interest in cash flow of centers		(5,272)	(10,736)
Interest expense (other than on subordinated notes)		(294)	(552)
Unrealized gain on foreign currency		(931)	(1,614)
Repayment of debt (non revolving)		(127)	(251)
Maintenance capital expenditures		(257)	(535)
CASH AVAILABLE FOR DISTRIBUTIONS ON IPS	**USD**	**5,139**	**10,436**
CASH AVAILABLE FOR DISTRIBUTIONS ON IPS (note 1)	**CDN**	**6,883**	**13,937**
TOTAL DISTRIBUTIONS			
Interest on subordinated notes	CDN	4,424	8,515
Dividends on common shares	CDN	2,172	4,181
	CDN	6,596	12,696
CASH AVAILABLE FOR DISTRIBUTIONS (PER IPS UNIT)	**CDN**	**$ 0.302**	**$ 0.620**
TOTAL DISTRIBUTIONS (PER IPS UNIT)	**CDN**	**$ 0.290**	**$ 0.565**

Note 1: Represents average exchange rate of US$1.00 equals Cdn$1.3394 for the three months ended June 30, 2005 and Cdn$1.3356 for the six months ended June 30, 2005.

The Corporation's generation of cash available for distribution and the actual distributions for the three and six-month periods ended June 30, 2005 were impacted by the acquisition of a 51% interest in OSH effective June 21, 2005. While cash available for distribution for both periods includes cash generated from the Corporation's share of operations of OSH for the ten day period from June 21 to June 30, 2005 amounting to approximately $0.3 million (Cdn$0.4 million), actual distributions to holders of IPS units include a full monthly distribution of approximately Cdn$0.5 million on the 5,420,000 IPS units issued on June 21, 2005 in connection with the OSH acquisition. Cash available for distribution was further reduced by approximately Cdn$0.2 million of acquisition related expenses, which, in keeping with generally accepted accounting rules, were expensed in the current period.

In the three-month period ended June 30, 2005 the Corporation generated cash available for distributions of Cdn$6.9 million, which exceeded distributions declared in respect of this period by Cdn$0.3 million. On a per IPS basis, cash available for distribution was Cdn$0.302, or 4.3% higher than distributions declared of Cdn$0.290. If the distribution on the newly issued shares, the cash generated from OSH, and the acquisition related expenses are excluded, cash available for distribution exceeded actual distributions by approximately 11.2%.

For the six-month period ended June 30, 2005 the Corporation generated cash available for distributions of Cdn$13.9 million, which exceeded distributions declared in respect of

this period by Cdn$1.2 million. On a per IPS basis, cash available for distribution was Cdn$0.620, or 9.7% higher than distributions declared of Cdn$0.565. If the distribution on the newly issued shares and the cash generated from OSH are excluded, cash available for distribution exceeded actual distributions by approximately 13.4%.

As previously announced at the time of the acquisition, the Corporation expects the acquisition of OSH to have an accretive impact on cash available for distribution after payment of distributions on the newly issued IPS.

An analysis of the individual Center operating results is presented in the section entitled Analysis of Operating and Financial Results.

CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS

	Three Months Ended June 30, 2005 ($000s) (unaudited)	Three Months Ended June 30, 2004 ($000s) (unaudited)
Net Facility Service Revenue	25,082	22,710
Expenses	13,993	12,307
Depreciation And Amortization	2,476	930
Interest Expense, Net	3,662	3,386
Minority Interest	5,049	4,710
Net Profit (Loss) Before Unrealized Foreign Currency Gain	(98)	1,395
Unrealized Loss (Gain) On Foreign Currency	(931)	417
Net Profit For The Period	**833**	**978**
Basic And Fully Diluted Income Per Share	**$ 0.037**	**$ 0.044**

Net facility service revenue ("net revenue") for the three months ended June 30, 2005 totaled $25.1 million, up 10.4% or $2.4 million over the same period in 2004. Expenses, including salaries and benefits, drugs and supplies, and general and administrative costs increased by 14.6% or $1.8 million over 2004 to $14.1 million in 2005. Minority interest in income of subsidiaries was $5.1 million and net loss before an unrealized $0.9 million foreign currency gain related to the Corporation's subordinated notes payable was $0.1 million.

Results for OSH are included for the period from June 21 to June 30, 2005. Excluding OSH, net revenue increased by $0.9 million while Center level expenses increased by $0.7 million and corporate expenses increased by $0.3 million.

	Six Months Ended June 30, 2005 ($000s) (unaudited)	Period From March 29, 2004 to June 30, 2004 ($000s) (unaudited)
Net Facility Service Revenue	50,508	23,677
Expenses	27,998	12,824
Depreciation And Amortization	4,934	958
Interest Expense, Net	6,978	3,497
Minority Interest	10,292	4,915
Net Profit Before Unrealized Foreign Currency Gain	306	1,501
Unrealized Loss (Gain) On Foreign Currency	(1,614)	417
Net Profit For The Period	**1,920**	**1,084**
Basic And Fully Diluted Income Per Share	**$ 0.085**	**$ 0.049**

Net facility service revenue ("net revenue") for the six months ended June 30, 2005 totaled $50.5 million. Expenses, including salaries and benefits, drugs and supplies, and general and administrative costs totaled $28.1 million. Minority interest in income of subsidiaries was $10.3 million and net income before an unrealized $1.6 million foreign currency gain related to the Corporation's subordinated notes payable was $0.3 million.

The Corporation's subordinated notes payable are denominated in Canadian dollars and are reflected in the financial statements at the rate of exchange in effect at the balance sheet date. Given the long term maturity of the subordinated notes payable and the fact that the subordinated notes payable trade in combination with the Corporation's common shares, the Corporation believes that comparisons of net income before unrealized currency fluctuations related to the subordinated notes payable provide important information for holders of IPS.

As at June 30, 2005, the Corporation had net working capital of $29.9 million, including cash balances of $13.3 million and accounts receivables of $24.1 million. Accounts payable and accrued liabilities totaled $10.7 million. Total assets at June 30, 2005 were $262.7 million and total long-term liabilities were $171.1 million. Cash distributions declared in the period from January 1, 2005 to June 30, 2005 totaled Cdn$0.5502 per IPS.

ANALYSIS OF OPERATING AND FINANCIAL RESULTS

As the Corporation commenced its operations on March 29, 2004 and made a further acquisition of a Center on June 21, 2005, there are no prior financial statements for the Corporation that can be used on a comprehensive basis for comparing the operating results for the six months ended June 30, 2005 with prior periods. In order to enhance its usefulness, this management discussion and analysis includes a summary of the operating results of each of the Centers for the three months and six months ended June 30, 2005 compared to the three months and six months ended June 30, 2004. Accordingly, this information includes operations of the Centers for periods prior to the purchase by the Corporation of its 51% interests. It is provided for reference purposes only, and is not intended as a comprehensive comparison of financial results.

Three Months ended June 30, 2005 compared to the Three Months Ended June 30, 2004

	Three Months Ended June 30, 2005 (Note 1) ($'000s) (unaudited)	Three Months Ended June 30, 2004 (Note 1) ($'000s) (unaudited)	% Change
Net Revenues:			
Black Hills Surgery Center, LLP	11,840	11,472	3.2%
Sioux Falls Surgical Center, LLP	9,882	9,094	8.7%
Dakota Plains Surgical Center, LLP	2,028	2,144	(5.4%)
Oklahoma Spine Hospital, LLC	11,971	10,149	18.0%
Salaries and Benefits:			
Black Hills Surgery Center, LLP	2,890	2,767	4.5%
Sioux Falls Surgical Center, LLP	2,233	1,992	12.2%
Dakota Plains Surgical Center, LLP	666	620	7.5%
Oklahoma Spine Hospital, LLC	2,289	1,813	26.3%
Drugs and Supplies:			
Black Hills Surgery Center, LLP	1,858	1,764	5.3%
Sioux Falls Surgical Center, LLP	1,630	1,578	3.3%
Dakota Plains Surgical Center, LLP	598	437	36.9%
Oklahoma Spine Hospital, LLC	4,503	3,339	34.8%
General, Administrative and Other:			
Black Hills Surgery Center, LLP	1,406	1,324	6.2%
Sioux Falls Surgical Center, LLP	1,144	1,145	(0.1%)
Dakota Plains Surgical Center, LLP	344	396	(13.7%)
Oklahoma Spine Hospital, LLC	2,122	1,812	17.1%
Income (loss) before interest expense, depreciation & amortization, and other expenses:			
Black Hills Surgery Center, LLP	5,686	5,617	1.2%
Sioux Falls Surgical Center, LLP	4,875	4,379	11.3%
Dakota Plains Surgical Center, LLP	420	691	(39.2%)
Oklahoma Spine Hospital, LLC	3,057	3,185	(4.0%)

Note 1: Amounts for the three months ended June 30, 2005 and June 30, 2004 include the historical results of the Oklahoma Spine Hospital LLC prior to the acquisition by the Corporation of a 51% ownership in the Center on June 21, 2005. Certain 2004 figures have been reclassified to conform with the presentation adopted in 2005.

The changes in the components of operating results as shown in the preceding table are discussed below Center by Center.

Black Hills Surgery Center, LLP

Net revenues for the three months ended June 30, 2005 increased by 3.2% over the corresponding period in 2004 to $11.8 million, primarily due to MRI and CAT Scan reading fees beginning in 2005 and the types of surgeries that generate higher per case revenue. A 4.5% year over year increase in salaries and benefits primarily reflects annual salary adjustments. The cost of drugs and supplies for the three months ended June 30, 2005 as a percentage of net revenues increased slightly to 15.7% from 15.4% a year earlier primarily due to changes in the types of surgeries performed and a higher proportion of Medicare cases which generate lower per case revenues but incur the same level of drugs and supplies cost. Increase in general and administrative expenses is due primarily to the cost of radiology readings for the MRI and Cat scans beginning in 2005.

Sioux Falls Surgical Center, LLP

Net revenues for the three months ended June 30, 2005 were $9.9 million, or $0.8 million higher than revenues of $9.1 million for the same period of 2004, primarily due to an increase in number of cases and the types of surgeries that generate higher per case revenue. This increased activity combined with annual salary increases resulted in a 12.2% year over year increase in salaries and benefits costs. As a percentage of net revenues, the cost of drugs and supplies decreased to 16.5% from 17.3% in 2004.

Dakota Plains Surgical Center, L.L.P.

Net revenue for the three months ended June 30, 2005 declined by 5.4% over 2004 primarily as a result of a significant increase in the number of Medicare cases performed. Salaries and Benefits increased by 7.4% to $0.7 million, primarily due to the change in the case mix to include more spine surgeries and the related higher intensity care required. As a percentage of revenue, the cost of drugs and supplies increased to 29.5% compared to 20.4% in 2004, reflecting the types of surgeries being performed and the significant increase in Medicare case volumes.

Oklahoma Spine Hospital, L.L.C.

A 13.5% increase in the number of cases performed translated into net revenues for the three months ended June 30, 2005 of $12.0 million, up 18.0% over the same period in 2004. Net revenue was also positively impacted by the performance of new, more complex neurosurgery cases, which in turn was a major factor in the increase in salaries and benefits and drugs and supplies costs. Salaries and benefits expense were also impacted by higher employee health insurance costs and pre-acquisition bonuses paid in the current period. General and administrative expenses include approximately $0.7 million of costs related to the acquisition of the center by MFC that were incurred prior to the acquisition transaction date.

Six Months ended June 30, 2005 compared to the Six Months Ended June 30, 2004

	Six Months Ended June 30, 2005 (Note 1) ($'000s) (unaudited)	Six Months Ended June 30, 2004 (Note 1) ($'000s) (unaudited)	% Change
Net Revenues:			
Black Hills Surgery Center, LLP	24,309	22,455	8.3%
Sioux Falls Surgical Center, LLP	20,245	18,760	7.9%
Dakota Plains Surgical Center, LLP	4,621	4,392	5.2%
Oklahoma Spine Hospital, LLC	23,359	20,209	15.6%
Salaries and Benefits:			
Black Hills Surgery Center, LLP	5,825	5,593	4.1%
Sioux Falls Surgical Center, LLP	4,506	4,154	8.5%
Dakota Plains Surgical Center, LLP	1,307	1,180	10.8%
Oklahoma Spine Hospital, LLC	4,256	3,513	21.1%
Drugs and Supplies:			
Black Hills Surgery Center, LLP	4,020	3,565	12.8%
Sioux Falls Surgical Center, LLP	3,469	3,024	14.7%
Dakota Plains Surgical Center, LLP	1,196	875	36.7%
Oklahoma Spine Hospital, LLC	8,702	6,588	32.1%
General and Administrative:			
Black Hills Surgery Center, LLP	2,872	2,695	6.6%
Sioux Falls Surgical Center, LLP	2,265	2,410	(6.0%)
Dakota Plains Surgical Center, LLP	725	825	(12.0%)
Oklahoma Spine Hospital, LLC	4,145	3,502	18.4%
Income (loss) before interest expense, depreciation & amortization, and other expenses:			
Black Hills Surgery Center, LLP	11,592	10,602	9.3%
Sioux Falls Surgical Center, LLP	10,005	9,172	9.1%
Dakota Plains Surgical Center, LLP	1,393	1,512	(7.9%)
Oklahoma Spine Hospital, LLC	6,255	6,606	(5.3%)

Note 1: Amounts for the six months ended June 30, 2005 and June 30, 2004 include the historical results of the Oklahoma Spine Hospital LLC prior to the acquisition by the Corporation of a 51% ownership in the center on June 21, 2005. Amounts for the six months ended June 30, 2004 also include the historical results of the three centers in which the Corporation acquired 51% ownership interests on March 29, 2004. Certain 2004 figures have been reclassified to conform with the presentation adopted in 2005.

The changes in the components of operating results as shown in the preceding table are discussed below Center by Center.

Black Hills Surgery Center, LLP

Net revenues for the six months ended June 30, 2005 increased by 8.3% over the corresponding period in 2004 to $24.3 million, primarily due to MRI and CAT Scan reading fees beginning in 2005 and the types of surgeries that generate higher per case revenue. A 4.1% year over year increase in salaries and benefits primarily reflects annual salary adjustments. The cost of drugs and supplies for the six months ended June 30, 2005 as a percentage of sales increased to 16.5% from 15.9% a year earlier primarily due to changes in the types of surgeries performed and a higher proportion of Medicare cases which generate lower per case revenues but incur the same level of drugs and supplies cost. Increase in general and administrative expenses is due primarily to the cost of radiology readings for the MRI and Cat scans beginning in 2005.

Sioux Falls Surgical Center, LLP

Net revenues for the six months ended June 30, 2005 were $20.3 million, or $1.5 million higher than revenues of $18.8 million for the same period of 2004, primarily due to an increase in the types of surgeries that generate higher per case revenue. Salaries and benefits costs increased by 8.5% over 2004 reflecting increased staffing associated with higher revenues and annual salary adjustments. As a percentage of net revenues, the cost of drugs and supplies increased to 17.1% compared to 16.1% in 2004, reflecting supplier price increases and the types of surgeries being performed. General and administrative costs of $2.3 million for the six months ended June 30, 2004 compare favorably with $2.4 million incurred in 2004.

Dakota Plains Surgical Center, L.L.P.

Net revenue for the six months ended June 30, 2005 increased by 5.2% over 2004 to $4.6 million primarily as a result of the development and growth of Dakota Plains' Spine Program and the related increase in spine surgeries mitigated somewhat by a significant increase in lower yielding Medicare cases. Salaries and Benefits increased by 10.8% to $1.3 million, primarily due to the change in the case mix to include more spine surgeries and the related higher intensity care required. As a percentage of revenue, the cost of drugs and supplies increased to 25.9% compared to 19.9% in 2004, reflecting the types of surgeries being performed and an increase in Medicare case volumes.

Oklahoma Spine Hospital, L.L.C.

A strong increase in case volume which commenced in March 2005 resulted in net revenues for the six months ended June 30, 2005 increasing by 15.6% over 2004 to $23.4 million. Net revenue was also positively impacted by the performance of new, more complex neurosurgery cases, which in turn was a major factor in the increase in salaries and benefits and drugs and supplies costs. Salaries and benefits expense were also impacted by higher employee health insurance costs and pre-acquisition bonuses paid in the current period. General and administrative expenses include approximately $0.7 million of costs related to the acquisition of the center by MFC that were incurred prior to the acquisition transaction date.

LIQUIDITY AND FINANCIAL CONDITION

The Corporation is dependent upon cash generated from operating activities of the Centers, which is the source of financing its operations and meeting its contractual obligations. The Centers distribute, on a monthly basis, substantially all of their cash flows to the Corporation and the minority partnership interests. A reconciliation of net loss as reported to cash available for distribution is presented in the section Non-GAAP Financial Measure – Cash Available for Distribution.

Dividend declarations are determined based on periodic reviews of the Corporation's earnings before amortization and unrealized foreign currency losses on its subordinated notes payable and related cash flows. Such declarations take into account the Corporation's structure whereby available cash is to be distributed to the maximum extent possible after (i) interest on the Subordinated Notes, (ii) other debt service obligations, (iii) other expense and tax obligations and (iv) reasonable reserves for working capital and capital expenditures.

The Centers have in place credit facilities and notes payable in an aggregate amount of $36.6 million, of which $28.0 million was utilized as at June 30, 2005. The balance available under the credit facilities, combined with cash on hand as at June 30, 2005, are available to manage the Corporation's accounts receivable, inventory and other short-term cash requirements, including timing differences with regard to the payment of U.S. withholding taxes.

The following table sets out the mandatory repayments due under the credit facilities, notes payable and other contractual obligations:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
			(US$ thousands)		
Revolving Credit Facilities	17,977	0	14,226	3,751	
Notes Payable	10,050	5,428	1,530	3,092	
Capital Lease Obligation	651	235	236	180	
Operating Leases	15,675	1,892	3,381	3,336	7,066
IPS Subordinated Notes Payable	132,855				132,855
Total Contractual Obligations	**$177,208**	**$7,555**	**$19,373**	**$10,359**	**$139,921**

The Corporation expects to be able to renew or refinance the various credit facilities as they come due at then current market rates.

FINANCIAL INSTRUMENTS

All of the Corporation's operations and earnings are in U.S. dollars while distributions to holders of its Income Participating Securities are made in Canadian dollars.

With respect to the payment of distributions and the conversion from U.S. to Canadian currency, the Corporation has entered into forward foreign exchange contracts. As at June 30, 2005, the Corporation had a series of monthly forward foreign exchange contracts outstanding as follows:

Contract Dates	Number of Contracts	US$ to be delivered *($millions)*	Cdn$ to be received *($millions)*	Cdn$ per US$ *(Weighted Average)*
Aug 2005 – Jul 2006	24	24.0	31.7	1.3214
Aug 2006 – Jul 2007	24	24.0	31.5	1.3124
Aug 2007 – Jul 2008	24	24.6	30.0	1.2178

Under the terms of the hedging contracts, the Corporation is required to deliver approximately $2.0 million U.S. dollars monthly through July 2008 ($72.6 million in aggregate) in exchange for Canadian dollars at the stipulated exchange rates ($93.2 million Cdn. in aggregate). The Corporation has provided the financial institution that is the other party to the hedge contracts with collateral in the amount of $4.4 million U.S. dollars.

The Corporation had unrealized foreign exchange gains on the open forward foreign exchange hedges totaling $3.3 million as of June 30, 2005. If the Corporation had liquidated the contracts and realized a gain, it would be exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar with respect to required payments on the subordinated notes.

Subsequent to June 30, 2005, the Corporation entered in to additional forward contracts covering conversion of U$150,000 monthly into Cdn$179,505 from August 2005 to July 2006. Accordingly, over the next 36 months, the Corporation will deliver a total of U$74.4 million and receive Cdn$95.4 million.

It is the Corporation's intention to maintain these contracts in place until their scheduled maturity dates.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Management estimates are required with respect to valuation of acquired assets and liabilities, intangible assets, goodwill, accounts receivable and inventories and the determination of net revenue and income tax provisions.

Net revenue of the Corporation includes amounts for services billed to federal and state agencies, private insurance carriers, employers, managed care programs, and patients. Billed revenues are recorded net of the contractual adjustments provided for under the various agreements with the majority of these third party payors. Management establishes the contractual allowance adjustments and allowances for doubtful accounts based on third party contracts in effect and based on historical payment data, current economic conditions, and other pertinent factors for each Center.

RELATED PARTY TRANSACTIONS

Physicians, who control the 49% minority interests in each of their respective Centers, routinely provide independent professional services directly to patients utilizing the facilities of the Centers.

Note 6 of the Corporation's interim consolidated financial statements for the three-month period ended June 30, 2005 contains details of transactions with related parties.

RISK FACTORS

Risks Related to the Business and the Industry of the Corporation

The revenue and profitability of the Corporation and its subsidiaries, including the Centers, depend heavily on payments from third-party payors, including government healthcare programs (Medicare and Medicaid) and managed care organizations, which are subject to frequent cost containment initiatives. Changes in the terms and conditions of, or reimbursement levels under, insurance or healthcare programs, which are typically short-term agreements, could adversely affect the revenue and profitability of the Corporation. The Corporation's revenues and profitability could be impacted by its ability to obtain and maintain contractual arrangements with insurers and payors active in its service area and by changes in the terms of such contractual arrangements.

The revenue and profitability of the Centers is dependent upon physician relationships. There can be no assurance that physician groups performing procedures at the Centers will maintain successful medical practices or that one or more key members of a particular physician group will continue practicing with that group or that the members of that group will continue to perform procedures at the Centers at current levels, or at all.

Healthcare facilities, such as the Centers, are subject to numerous legal, regulatory, professional and private licensing, certification and accreditation requirements. Receipt and renewal of such licenses, certifications and accreditations are often based on inspections, surveys, audits, investigations or other reviews, some of which may require affirmative compliance actions by the Centers that could be burdensome and expensive.

There are a number of United States federal and state regulatory initiatives, which apply to healthcare providers, and in particular specialty hospitals, including the Centers. Among the most significant are the federal Anti-Kickback Statute; the federal Stark Act; and the federal rules relating to management and protection of patient records and patient confidentiality. New legislation or amendments to existing legislation could be effected in the future, which could materially impact the operations and/or economic viability of the surgical hospitals, including the Centers.

While the Centers carry general and professional liability insurance against claims arising in the ordinary course of business, the insurance market is dynamic and there can be no assurance that adequate coverage will be available in the future, nor that any coverage in place will be adequate to cover claims.

Any expansion of the Centers will require additional capital, which may be funded through additional debt or equity financings. These funding sources could result in significant additional interest expense or ownership dilution to current holders of the Corporation's securities. Additionally, the complex regulatory requirements to which the Centers are subject may limit their ability to expand.

There is significant competition in the healthcare business. The Centers compete with other healthcare facilities in providing services to physicians and patients, contracting with managed care payors and recruiting qualified staff.

Risks Related to the Structure of the Corporation

The Corporation is solely dependent on the operations and assets of the Centers through the indirect ownership of 51% of those partnerships. Future distributions by the Corporation are not guaranteed and are totally dependent upon the operating results and related cash flows from the Centers.

The payout by the Centers and the Corporation of substantially all of their operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future.

The Corporation's distributions to its security holders are denominated in Canadian dollars whereas all of its revenue is denominated in U.S. dollars. To the extent that future distributions are not covered by foreign currency exchange contracts, the Corporation is exposed to currency exchange rate risk.

Interest on the Corporation's Subordinated Notes will be deducted for purposes of calculating taxes payable in the United States by the Corporation. There can be no assurance that U.S. tax authorities will not seek to challenge the treatment of these notes as debt or the amount of interest expense deducted. This would reduce the Corporation's after-tax income available for distribution, thereby reducing the Corporation's ability to declare dividends.

There can be no assurance that the Corporation will be able to repay the principal amount outstanding on its Subordinated Notes payable when due. Additionally, the Subordinated Notes are payable in Canadian dollars, therefore the Corporation is exposed (at maturity and or repayment) to currency exchange rate risk with respect to the principal amount of this indebtedness.

The limited cash flow guarantees provided by each Center with respect to the interest payments on the subordinated debt may not be enforceable, thereby reducing the cash available for payment of interest on the subordinated debt.

Non-competition agreements executed by physician owners of the minority interests in the Centers may not be enforceable, which lack of enforceability could impact the revenues and profitability of the Centers.

The Corporation does not have the ability to direct day-to-day management of the Centers, except in certain circumstances.

The degree to which the Corporation is leveraged on a consolidated basis could have important consequences to the holders of the IPSs, including:

(a) The Corporation's and Centers' ability in the future to obtain additional financing for working capital, capital expenditures or other purposes may be limited.

(b) The Corporation or Centers being unable to refinance indebtedness on terms acceptable to the Corporation or at all

(c) A significant portion of the Corporation's cash flow (on a consolidated basis) from operations is likely to be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations, capital expenditures and/or dividends on its common shares

(d) The Centers may be more vulnerable to economic downturns and be limited in their ability to withstand competitive pressures.

The Corporation has credit facilities that contain restrictive covenants that limit the discretion of the Corporation or its management with respect to certain matters. The ability of the Centers to make distributions will be subject to the restrictive covenants contained in each credit facility.

Additional IPSs or common shares may be issued by the Corporation pursuant to an Exchange Agreement with the holders of the minority interests in the Centers or in connection with a future financing or acquisition by the Corporation. The issuance of additional IPSs or Common Shares may dilute an investor's investment in the Corporation and reduce distributable cash per Common Share or per IPS.

The Corporation's subsidiary which holds the interests in the Centers is organized under the laws of the State of Delaware and each Center is formed under the laws of South Dakota. All of the assets of the Centers are located outside of Canada and certain of the directors and officers are residents of the United States. As a result, it may be difficult or impossible for investors to effect service within Canada upon the Corporation's subsidiary, the Centers or their directors and officers who are not residents of Canada or to realize against them in Canada upon judgments of courts of Canada predicated upon the civil liability provisions of applicable Canadian provincial securities laws.

There can be no assurance that the common shares and Subordinated Notes represented by the IPSs will continue to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans or that the Common Shares and Subordinated Notes represented by the IPSs will not be foreign property under the Income Tax Act (Canada).

The market price for the IPSs may be subject to general volatility.

For further discussion of the foregoing and other risk factors reference should be made to the Corporation's Annual Information Form.

OUTLOOK

Revenue generated by the Centers continues to benefit from strong demand for use of their facilities, which are positively impacted by changing demographics (increasing average age and life expectancy) and the development of new procedures. Management expects that service fee increases will continue to exceed any escalation in operating costs. For the six months ended June 30, 2005, the Centers owned by the Corporation achieved revenue growth of 10.2% over the same period of 2004. Operating income before interest, depreciation and amortization and other expenses, generated by the Centers increased by 4.9%.

The Corporation intends to maintain and enhance the operating efficiency of the Centers and to continue the cash distribution practices referred to in Liquidity and Financial Condition. Strategies to optimize the utilization of each Center include:

- an ownership and management structure with an emphasis on operational efficiency;
- ongoing refinement and implementation of clinical and administrative best practices;
- proactive marketing efforts directed at physicians, other healthcare providers, patients and payors;
- increasing the number of surgical, imaging and diagnostic procedures performed; and
- the disciplined introduction of new surgical procedures.

In addition, the Corporation will identify and, if appropriate, pursue strategic acquisition opportunities, in particular those that would be accretive and provide potential synergies with its existing Centers.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion and analysis contains forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control that could cause actual results to differ materially from those described in the forward-looking statements. The Corporation does not assume responsibility for the accuracy and completeness of those forward-looking statements and does not undertake the obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Medical Facilities Corporation announces 2Q results

TORONTO, Aug. 15 /CNW/ - Medical Facilities Corporation (the "Corporation")(TSX:DR.UN) today reported results for the second quarter of 2005 including its recent acquisition of a 51% interest in Oklahoma Spine Hospital, LLC ("OSH") effective June 21, 2005. Cash available for distribution only includes results from OSH for ten days while actual distributions include a full month's distribution of Cdn$0.5 million on the 5,420,000 IPS units issued in connection with the acquisition. The Corporation estimates that, if the distribution on the new units and the short period results from OSH are isolated along with certain acquisition related costs that were expensed, cash available for distribution for the three months ended June 30, 2005 would have exceeded actual distributions by approximately 11.2%. These results are in line with management's expectations.

The Corporation generated cash available for distribution of Cdn$6.9 million or Cdn$0.302 per income participating security ("IPS"), which exceeds actual distributions of Cdn$6.6 million (Cdn$0.29 per IPS) by 4.3% or Cdn$0.3 million. All amounts are expressed in U.S. dollars unless indicated otherwise.

Consolidated net revenue totalled $25.1 million for the three months ended June 30, 2005 up 10.4% over the year earlier. Income for the same period before interest, depreciation and amortization, unrealized gain on foreign currency, income taxes and minority interest was up 5.9% over 2004.

Net income for the six months ended June 30, 2005 was $1.9 million or $0.085 per IPS, which included an unrealized foreign currency gain of $1.6 million on the Corporation's subordinated debt that forms a part of its IPS. Net income for the period March 29 (the date of the Corporation's acquisition of its original three Centers) to March 31, 2004 was $1.1 million or $0.049 per IPS.

A copy of the complete financial results is available at www.sedar.com or www.medicalfacilitiescorp.ca.

The Corporation owns a 51% interest in four Centers, each of which is a specialty surgical hospital located in South Dakota and Oklahoma. The four Centers perform scheduled surgical, imaging and diagnostic procedures and derive their revenue from the fees charged for the use of their facilities. The Corporation is structured so that a majority of its free cash flows from operations are distributed to holders of its IPS with a portion of such distributions being interest payments on the subordinated debt component.

This news release may be interpreted to contain forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control that could cause actual results to differ materially from those described in the forward-looking statements. The Company does not assume responsibility for the accuracy and completeness of those forward-looking statements and does not undertake the obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

%SEDAR: 00020386E

/For further information: Michael Salter, Chief Financial Officer, telephone: (local) (416) 848-7380, (outside of Toronto) 1-877-402-7162/
(DR.UN.)

CO: Medical Facilities Corporation

CNW 13:48e 15-AUG-05

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Medical Facilities Corporation announces August distribution

TORONTO, Aug. 22 /CNW/ - Medical Facilities Corporation (TSX:DR.UN) (the "Company") announced today that a cash payment of Cdn$0.0917 per Income Participating Security will be payable on September 15, 2005 to holders of record of Income Participating Securities at the close of business on August 31, 2005.

Each of the Company's Income Participating Securities is comprised of one common share and Cdn$5.90 aggregate principal amount of 12.5% subordinated notes. The total payment of Cdn$0.0917 reflects a cash dividend of Cdn$0.0302 per common share and an interest payment of Cdn$0.0615 per Cdn$5.90 aggregate principal amount of 12.5% subordinated notes each for the month of August. The ex-dividend date for this distribution will be August 29, 2005.

Medical Facilities Corporation owns a 51% interest in four Centers, each of which is a specialty surgical hospital located in South Dakota and Oklahoma.

The securities offered have not been, nor will be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such jurisdiction.

%SEDAR: 00020386E

/For further information: contact Michael Salter, Chief Financial Officer, telephone: (local) (416) 848-7380, (outside of Toronto) 1-877-402-7162/
(DR.UN.)

CO: Medical Facilities Corporation

CNW 12:23e 22-AUG-05

EARLY WARNING REPORT UNDER NATIONAL INSTRUMENT 62 - 103 ALTERNATIVE MONTHLY REPORTING SYSTEM

ALTERNATIVE REPORTER: MACKENZIE FINANCIAL CORPORATION
150 Bloor Street West
Toronto, Ontario
M5S 3B5

REPORTING ISSUER: Medical Facilities Corporation

REPORT FOR END OF: August 2005

REPORT OF SHARE PURCHASES:

Mackenzie Financial Corporation ("Mackenzie") reports that as a result of purchases of Income Participating Securities ("IPS") of Medical Facilities Corporation ("Medical Facilities") by one or more of its mutual fund and private client managed accounts, the aggregate number of IPS of Medical Facilities held by Mackenzie's managed accounts at the end of August 2005 was 4,187,300 representing approximately 15.2% of all outstanding IPS.

CHANGE FROM PREVIOUS REPORT:

Mackenzie's previous report dated July 08, 2005 reported holdings of 3,976,100 IPS of Medical Facilities representing approximately 14.4% of all the outstanding IPS on behalf of Mackenzie's mutual fund and private client managed accounts as at June 2005. Since June 2005 there has been an increase of 211,200 IPS within Mackenzie's mutual fund and private client managed accounts or approximately 0.8% of the total outstanding IPS held within Mackenzie's mutual fund and private client managed accounts.

BENEFICIAL OWNERSHIP, CONTROL OR DIRECTION:

Mackenzie specifically disclaims any beneficial ownership of the reported IPS, but as investment manager it maintains exclusive power to exercise investment control or direction over such IPS for its managed accounts as the beneficial owners.

PURPOSE OF THE REPORT:

The IPS were acquired in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over Medical Facilities. Mackenzie managed accounts may from time to time acquire additional IPS, dispose of some or all of the existing or additional IPS or may continue to hold the IPS.

RELIANCE ON EXEMPTION:

This report is issued under the Alternative Monthly Reporting System described in National Instrument 62 - 103. Neither Mackenzie nor any of its managed accounts presently intend to:

a) make a formal take-over bid for any shares of Medical Facilities;
b) propose a transaction that would constitute a take-over bid in reliance on an exemption in the Securities Act (Ontario); or
c) propose a reorganization, amalgamation, merger, arrangement or similar business combination with Medical Facilities which would result in Mackenzie's managed accounts controlling the company, alone or with others.

CERTIFICATION:

To the best of its knowledge:

a) Mackenzie and its managed accounts do not in the ordinary course of business receive material facts or changes about Medical Facilities which have not been publicly disclosed;
b) Mackenzie is eligible to file this Alternative Monthly Reporting System report pursuant to the National Instrument;
c) Mackenzie is not a joint actor with anyone else in connection with this report; and
d) Mackenzie and its managed accounts have not entered into any agreements with Medical Facilities in connection with the purchase.

AGGREGATION RELIEF

The following Mackenzie mutual funds are eligible for aggregation relief pursuant to section 5.2 of the National Instrument:

Fund	Portfolio Advisor
Keystone AGF American Fund Keystone AGF Bond Fund Keystone AGF Equity Fund	AGF Funds Inc. Toronto, Ontario
Keystone Elliott & Page High Income Fund	MFC Global Investment Management (Canada), a division of Elliot & Page Limited, Toronto, Canada
Keystone Beutel Goodman Bond Fund	Beutel, Goodman and Company Ltd. Toronto, Ontario
Keystone Saxon Smaller Companies Fund	Howson, Tatersall Investment Counsel Ltd., Toronto, Ontario

Keystone AIM Trimark Canadian Equity Fund Keystone AIM Trimark Global Equity Fund Keystone AIM Trimark U.S. Companies Fund	AIM Funds Management Inc., Toronto, Ontario
Keystone Bissett Canadian Equity Fund	Bissett Investment Management Inc., a division of Franklin Templeton Investments Corp., Toronto, Canada

Holdings for these mutual funds are not disclosed in this report, but may be disclosed separately by the portfolio advisor.

CONTACT PERSON:

For further information, contact: Peter Ham
Telephone: (416) 922-5322, extension 4060

DATE AND SIGNATURE:

This report is dated September 09, 2005 and is signed by an authorized officer of Mackenzie.

MACKENZIE FINANCIAL CORPORATION

"D. Lynn Vickers"

____

D. Lynn Vickers
Vice-President, Chief Compliance Officer

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Medical Facilities Corporation announces September distribution

TORONTO, Sept. 21 /CNW/ - Medical Facilities Corporation (TSX:DR.UN) (the "Company") announced today that a cash payment of Cdn$0.0917 per Income Participating Security will be payable on October 17, 2005 to holders of record of Income Participating Securities at the close of business on September 30, 2005.

Each of the Company's Income Participating Securities is comprised of one common share and Cdn$5.90 aggregate principal amount of 12.5% subordinated notes. The total payment of Cdn$0.0917 reflects a cash dividend of Cdn$0.0302 per common share and an interest payment of Cdn$0.0615 per Cdn$5.90 aggregate principal amount of 12.5% subordinated notes each for the month of September. The ex-dividend date for this distribution will be September 28, 2005.

Medical Facilities Corporation owns a 51% interest in four Centers, each of which is a specialty surgical hospital located in South Dakota and Oklahoma.

The securities offered have not been, nor will be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such jurisdiction.

%SEDAR: 00020386E

/For further information: Michael Salter, Chief Financial Officer, telephone: (local) (416) 848-7380 (outside of Toronto), 1-877-402-7162/
(DR.UN.)

CO: Medical Facilities Corporation

CNW 08:00e 22-SEP-05